IMPORTANT NOTICE

THIS DOCUMENT MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, MAY NOT BE TRANSMITTED INTO OR DISTRIBUTED WITHIN THE UNITED STATES TO PERSONS AND OUTSIDE THE UNITED STATES TO U.S. PERSONS (AS DEFINED HEREIN), IN EACH CASE, UNLESS SUCH PERSONS ARE BOTH "QUALIFIED INSTITUTIONAL BUYERS" ("**QIBs**") (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**")) IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT AND "QUALIFIED PURCHASERS" ("**QPs**") FOR THE PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**") OR, IN THE CASE OF THE RESTRICTED CLASS F-2 SUBORDINATED NOTES, ARE BOTH "ACCREDITED INVESTORS" ("**ACCREDITED INVESTORS**") AS DEFINED IN RULE 501(A) UNDER THE SECURITIES ACT ("**REGULATION D**") AND ELIGIBLE ICA INVESTORS (AS DEFINED HEREIN) WITHIN THE MEANING OF SECTION 2(A)(51) OF THE INVESTMENT COMPANY ACT AND THE RULES THEREUNDER.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Preliminary Prospectus accessed from this page or otherwise received as a result of such access and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached Preliminary Prospectus. In accessing the attached Preliminary Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

The contents of the attached Preliminary Prospectus are confidential and may not be copied, distributed, published, reproduced or reported (in whole or in part) or disclosed by you to any other person. If at any time the Issuer, the Placement Agent or the Initial Purchaser requests that the attached Preliminary Prospectus be returned, you will (a) return the attached Preliminary Prospectus and (b) arrange to destroy all analyses, compilations, notes, structures, memoranda or other documents prepared by you to the extent that the same contain, reflect or derive from information in the attached Preliminary Prospectus and (c) so far as is practicable to do so (but, in any event, without prejudice to the obligations of confidentiality imposed herein) expunge any information relating to the attached Preliminary Prospectus in electronic form from any computer, word processor or other device. The attached Preliminary Prospectus and any information contained herein shall remain the property of the Issuer and in sending the attached Preliminary Prospectus to you, no rights (including any intellectual property rights) over the attached Preliminary Prospectus and the information contained therein has been given to you.

Confirmation of Your Representation: In order to be eligible to view this Preliminary Prospectus or make an investment decision with respect to the securities, you must be (a) either (i) QIBs that are also QPs or (ii) in the case of the Restricted Class F-2 Subordinated Notes, Accredited Investors who are also Eligible ICA Investors or (b) non-U.S. Persons (in compliance with Regulation S under the Securities Act). The attached Preliminary Prospectus is being sent at your request and by accepting the e-mail and accessing the attached Preliminary Prospectus, you shall be deemed to have represented to us that (1) you and any customers you represent are (a) either both QIBs and QPs or, in the case of the Restricted Class F-2 Subordinated Notes, both Accredited Investors and Eligible ICA Investors or (b) non-U.S. Persons and that the acceptance and access to the attached Preliminary Prospectus by you and any customer that you represent is not unlawful in the jurisdiction where it is being made to you and any customers you represent and (3) that you consent to delivery of the attached Preliminary Prospectus by electronic transmission.

The attached Preliminary Prospectus has been sent to you in the belief that you are (a) a person of the kind described in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or who otherwise fall within an exemption set forth in such Order so that section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer and (b) a person to whom this Preliminary Prospectus can be sent lawfully in accordance with all other applicable securities laws. If this is not the case then you must return the attached Preliminary Prospectus immediately.

The attached Preliminary Prospectus has been sent to you in the belief that you are (a) a person of the kind described in Article 9(1)(a) to (c) of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "**Prospectus Regulations**") or who otherwise falls outside the scope of the Prospectus Regulations so that Part 4 of the Prospectus Regulations does not apply to the Issuer and (b) a person to whom this Preliminary Prospectus can be sent lawfully in accordance with all other applicable securities laws. If this is not the case then you must return the attached Preliminary Prospectus immediately.

This document has been sent to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of Goldman Sachs International (or any person who controls it or any director, officer, employee or agent of it, or affiliate of any such person) accepts any liability or responsibility whatsoever in respect of any difference between the Preliminary Prospectus distributed to you in electronic format and the hard copy version available to you on request from Goldman Sachs International.

You are reminded that the attached Preliminary Prospectus has been delivered to you on the basis that you are a person into whose possession this Preliminary Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver this Preliminary Prospectus to any other person.

Restrictions: Nothing on this electronic transmission constitutes an offer of securities for sale in the United States or any other jurisdiction. Any securities to be issued will not be registered under the Securities Act and may not be offered or sold in the United States or to or for the account or benefit of any U.S. person (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration.

(a public company with limited liability incorporated under the laws of Ireland, with a registered number of 426909)

Up to €150,000,000 Class A-1 Senior Secured Floating Rate Variable Funding Notes due 2023

€199,000,000 Class A-2a Senior Secured Floating Rate Notes due 2023[1]

€50,000,000 Class A-2b Senior Secured Floating Rate Notes due 2023[1]

€42,000,000 Class B Senior Secured Deferrable Floating Rate Notes due 2023

€39,000,000 Class C Senior Secured Deferrable Floating Rate Notes due 2023

€33,000,000 Class D Senior Secured Deferrable Floating Rate Notes due 2023

€25,500,000 Class E Senior Secured Deferrable Floating Rate Notes due 2023

€59,000,000 Class F-1 Subordinated Notes due 2023

€2,500,000 Restricted Class F-2 Subordinated Notes due 2023

[1] Class A-2 Refinancing Notes, having the same terms and conditions as the Class A-2 Notes (except for the first payment of interest thereon), may from time to time be issued to refinance all amounts outstanding in Euro under the Class A-1 VF Notes and shall be consolidated and form a single fungible series with either the Class A-2a Notes or the Class A-2b Notes, as applicable, in their respective pro rata amounts.

The assets securing the Notes will consist primarily of a Portfolio of Senior Loans, High Yield Bonds, Mezzanine Obligations and Synthetic Securities managed by CELF Investment Advisors Limited (the "**Collateral Manager**").

THE CARLYLE GROUP

The initial issue price of each Class of Notes will be 100 per cent.

CELF Loan Partners IV plc (the "**Issuer**") will issue the Class A-1 VF Notes, the Class A-2a Notes, the Class A-2b Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes, the Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes (each as defined herein). The Class A-1 VF Notes, the Class A-2a Notes, the Class A-2b Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes (which shall consist of the Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes) are collectively referred to herein as the "**Notes**". The Notes will be issued and secured pursuant to a trust deed (the "**Trust Deed**") dated on or about 3 May 2007 (the "**Closing Date**"), made between (amongst others) the Issuer and BNY Corporate Trustee Services Limited, in its capacity as trustee for holders of the Notes (the "**Trustee**").

Interest on the Notes (other than the Class A-1 VF Notes) will accrue from 3 May 2007 and payments on the Notes will be made semi-annually in arrear on 29 May and 29 November (or, if such day is not a Business Day (as defined herein), then on the next succeeding Business Day) in each year, commencing on 29 November 2007 and ending on the Maturity Date (as defined herein) in accordance with the Priorities of Payment described herein. The Class A-1 VF Notes will bear interest at the VFN Euro Rate of Interest (as defined herein) with respect to amounts drawn in Euro, the VFN Sterling Rate of Interest (as defined herein) with respect to amounts drawn in Sterling and the VFN US Dollar Rate of Interest (as defined herein) with respect to amounts drawn in US Dollars, as provided herein and in accordance with the Class A-1 VF Note Purchase Agreement (as defined herein).

The Notes will be subject to Optional, Mandatory and Special Redemption as described herein. See Condition 7 (*Redemption and Purchase*).

See "*Risk Factors*" for a discussion of certain factors to be considered in connection with an investment in the Notes.

It is a condition of the issue and sale of the Notes that the Notes (except for the Class F Subordinated Notes (as defined herein)) be issued with at least the following ratings from Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("**S&P**") and Moody's Investors Service, Inc. ("**Moody's**" and, together with S&P, the "**Rating Agencies**", and each, a "**Rating Agency**"): the Class A Notes: "AAA" from S&P and "Aaa" from Moody's; the Class B Notes: "AA" from S&P and "Aa2" from Moody's; the Class C Notes: "A" from S&P and "A2" from Moody's; the Class D Notes: "BBB-" from S&P and "Baa3" from Moody's; and the Class E Notes: "BB-" from S&P and "Ba3" from Moody's. The Class F Subordinated Notes will not be rated. The ratings assigned to the Class A Notes address the timely payment of interest and the ultimate payment of principal. The ratings assigned to the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes address the ultimate payment of principal and interest. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the applicable Rating Agency.

Application has been made to the Irish Financial Services Regulatory Authority ("**IFSRA**"), as competent authority (the "**Competent Authority**") under Directive 2003/71/EC, for this Prospectus to be approved. Application has been made to the Irish Stock Exchange Limited (the "**Irish Stock Exchange**") for the Notes to be admitted to the Official List for trading on its regulated market. Such approval relates only to Notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any member state of the European Economic Area. It is anticipated that listing will take place on or about the Closing Date. There can be no assurance that such listing will be granted. Upon approval of this Prospectus by the Competent Authority, the Prospectus will be filed with the Irish Companies Registration Office in accordance with Regulation 38(1)(b) of the Prospectus (Directive 2003/71/EC) Regulations 2005.

The Issuer designates Ireland as the home Member State for the purposes of the Notes to be issued. This document constitutes a Prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the "**Prospective Directive**").

Any investment in the Notes does not have the status of a bank deposit and is not within the scope of the deposit protection scheme operated by IFSRA. The Issuer is not and will not be regulated by IFSRA as a result of issuing the Notes.

Where the Issuer intends to issue Notes with maturity of less than one year, it shall ensure that it is in full compliance with the notice BSD C 01/02 issued by IFSRA or exemptions granted under Section 8(2) of the Central Bank Act, of Ireland, as amended.

The Notes are limited recourse obligations of the Issuer which are payable solely out of amounts received by or on behalf of the Issuer in respect of the Collateral (as defined herein). The net proceeds of the realisation of the security over the Collateral following an Event of Default (as defined herein) may be insufficient to pay all amounts due to the Noteholders (as defined herein) after making payments to other creditors of the Issuer ranking prior thereto or therewith. In the event of a shortfall in such proceeds, the Issuer will not be obliged to pay, and the other assets (including the Issuer Irish Account and the rights of the Issuer under the Corporate Administration Agreement (each as defined herein)) of the Issuer will not be available for payment of, such shortfall, all claims in respect of which shall be extinguished. See Condition 4 (*Security*).

The Notes have not and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or the securities laws of any state of the United States. The Issuer has not been and the Issuer will not be registered under the Investment Company Act (as defined below). The Notes are being offered: (a) outside the United States to persons who are not U.S. persons ("**U.S. Persons**") (as defined in Regulation S under the Securities Act ("**Regulation S**")) in offshore transactions in reliance on Regulation S and in accordance with applicable local laws and regulations ("**Regulation S Notes**") and (b) within the United States to persons and outside the United States to U.S. Persons, who are both "qualified institutional buyers" ("**QIBs**") (as defined in Rule 144A under the Securities Act ("**Rule 144A**")) and "qualified purchasers" ("**QPs**") within the meaning of Section 2(a)(51) of the United States Investment Company Act of 1940, as amended (the "**Investment Company Act**") for purposes of Section 3(c)(7) of the Investment Company Act and the rules thereunder ("**Rule 144A Notes**"), except in the case of the Restricted Class F-2 Subordinated Notes; and (c) within the United States to persons and outside the United States to U.S. Persons, in each case where it applies to the Restricted Class F-2 Subordinated Notes (as defined herein) only, who are both "accredited investors" ("**Accredited Investors**") (as defined in Rule 501(a) under the Securities Act ("**Regulation D**")) and Eligible ICA Investors (as defined herein) within the meaning of Section 2(a)(51) of the Investment Company Act and the rules thereunder. The Issuer will not be registered under the Investment Company Act by reason of the exemption provided by Section 3(c)(7) and the rules related thereto. Prospective purchasers are hereby notified that sellers of Notes may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Section 4(2) or another exemption under the Securities Act. Interests in the Notes will be subject to certain restrictions on transfer, and each purchaser of Notes in making its purchase will be deemed to have made certain acknowledgements, representations and agreements other than the purchasers of the Restricted Class F-2 Subordinated Notes who will, in all cases, be required to execute and deliver a certificate making certain actual representations and agreements. See "*Plan of Distribution*" and "*Transfer Restrictions*".

The Notes (other than the Class A-1 VF Notes, certain Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes) are being offered by the Issuer through Goldman Sachs International in its capacity as initial purchaser of the offering of such Notes (the "**Initial Purchaser**") and the Class A-1 VF Notes and certain Class F-1 Subordinated Notes are being placed by Goldman Sachs International in its capacity as placement agent (the "**Placement Agent**") subject to prior sale, when, as and if delivered to and accepted by the Initial Purchaser and the Placement Agent, and to certain conditions. It is expected that delivery of the Notes will be made on or about the Closing Date.

Goldman Sachs International

The date of this Prospectus is 3 May 2007.

NOTE DEFINITIONS

The Class A-1 Senior Secured Floating Rate Variable Funding Notes due 2023 are referred to herein as the "**Class A-1 VF Notes**". The Class A-2a Senior Secured Floating Rate Notes due 2023 are referred to herein as the "**Class A-2a Notes**". The Class A-2b Senior Secured Floating Rate Notes due 2023 are referred to herein as the "**Class A-2b Notes**". The Class A-2a Notes and the Class A-2b Notes are collectively referred to as the "**Class A-2 Notes**". The Class A-1 VF Notes and the Class A-2 Notes are collectively referred to as the "**Class A Notes**". The Class B Senior Secured Deferrable Floating Rate Notes due 2023 are referred to herein as the "**Class B Notes**". The Class C Senior Secured Deferrable Floating Rate Notes due 2023 are referred to herein as the "**Class C Notes**". The Class D Senior Secured Deferrable Floating Rate Notes due 2023 are referred to herein as the "**Class D Notes**". The Class E Senior Secured Deferrable Floating Rate Notes due 2023 are referred to herein as the "**Class E Notes**". The Class F-1 Subordinated Notes due 2023 are referred to herein as the "**Class F-1 Subordinated Notes**". The Restricted Class F-2 Subordinated Notes due 2023 are referred to herein as the "**Restricted Class F-2 Subordinated Notes**". The Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes are collectively referred to herein as the "**Class F Subordinated Notes**". The Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes are collectively referred to herein as the "**Rated Notes**". The Rated Notes and the Class F Subordinated Notes are collectively referred to herein as the "**Notes**".

PRIORITIES OF PAYMENT

The Class A Notes will rank in priority to the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes. The Class A-1 VF Notes and the Class A-2 Notes will follow the Class A Note Redemption Method. The Class A-2a Notes will rank in priority to the Class A-2b Notes and each of the Class A-2a Notes and the Class A-2b Notes will follow the Class A Note Redemption Method. The Class B Notes will rank *pari passu* and rateably without any preference among themselves for all purposes and in priority to the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes. The Class C Notes will rank *pari passu* and rateably without any preference among themselves for all purposes and in priority to the Class D Notes, the Class E Notes and the Class F Subordinated Notes. The Class D Notes will rank *pari passu* and rateably without any preference among themselves for all purposes and in priority to the Class F Subordinated Notes. The Class E Notes will rank *pari passu* and rateably without any preference among themselves for all purposes and in priority to the Class F Subordinated Notes, provided however that on a breach of the Class E Par Value Test, Interest Proceeds will be applied in redemption of the Class E Notes in accordance with the Priorities of Payment. The Class F Subordinated Notes will rank *pari passu* and rateably without any preference among themselves for all purposes but subordinate to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.

LIMITED RECOURSE AND NON-PETITION

The Notes are limited recourse obligations of the Issuer which are payable solely out of amounts received by or on behalf of the Issuer in respect of the Collateral. The net proceeds of the realisation of the security over the Collateral following an Event of Default or the aggregate proceeds of liquidation of the Collateral may be insufficient to pay all amounts due to the Noteholders after making payments to other creditors of the Issuer ranking prior thereto or *pari passu* therewith. In the event of a shortfall in such proceeds, the Issuer will not be obliged to pay, and the other assets (including the Issuer Irish Account (as defined herein) and the rights of the Issuer under the Corporate Administration Agreement (as defined herein)) of the Issuer will not be available for payment of, such shortfall and all claims in respect of which shall be extinguished (see Condition 4 (*Security*)).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Prospectus (save for the information contained in the sections of this Prospectus headed "*The Collateral Manager*" and "*The Collateral Administrator*") and, to the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information. The delivery of this Prospectus at any time does not imply that the information herein is correct at any time subsequent to the date of this Prospectus.

The Collateral Manager accepts responsibility for the information contained in the section of this Prospectus headed "*The Collateral Manager*". To the best of the knowledge and belief of the Collateral Manager (which has taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information. The Collateral Administrator accepts responsibility for the information contained in the section of this Prospectus headed "*The Collateral Administrator*". To the best of the knowledge and belief of the Collateral Administrator (which has taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information. Except for the sections of this Prospectus headed "*The Collateral Manager*", in the case of the Collateral Manager, and "*The Collateral Administrator*", in the case of the Collateral Administrator, neither the Collateral Manager nor the Collateral Administrator accept any responsibility for the accuracy and completeness of any information contained in this Prospectus.

DISCLAIMER

None of the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager (save in respect of the section headed "*The Collateral Manager*"), the Collateral Administrator (save in respect of the section headed "*The Collateral Administrator*"), the Liquidity Facility Provider, any Agent, any Hedge Counterparty, any FX Derivative Counterparty, any Offsetting Credit Default Swap Counterparty, any Credit Short Obligation Counterparty or any other party has separately verified the information contained in this Prospectus and, accordingly, none of the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager (save as specified above), the Liquidity Facility Provider, the Collateral Administrator (save as specified above), any Agent, any Hedge Counterparty, any FX Derivative Counterparty, any Offsetting Credit Default Swap Counterparty, any Credit Short Obligation Counterparty or any other party (save for the Issuer as specified above) makes any representation, recommendation or warranty, express or implied, regarding the accuracy, adequacy, reasonableness or completeness of the information contained in this Prospectus or in any further notice or other document which may at any time be supplied in connection with the Notes or their distribution or accepts any responsibility or liability therefor. None of the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager, the Collateral Administrator, the Liquidity Facility Provider, any Agent, any Hedge Counterparty, any FX Derivative Counterparty, any Offsetting Credit Default Swap Counterparty, any Credit Short Obligation Counterparty or any other party undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the aforementioned parties which is not included in this Prospectus. The Trustee accepts no responsibility for the accuracy or completeness of any information contained in this Prospectus.

IRISH REGULATORY POSITION

Copies of this Prospectus have been filed with IFSRA as required by the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "**Prospectus Regulations**"). Upon approval of this Prospectus by IFSRA, this Prospectus will be filed with the Irish Registrar of Companies in accordance with Regulation 38(1)(b) of the Prospectus Regulations.

The Issuer is not and will not be regulated by IFSRA as a result of issuing the Notes. Any investment in Notes does not have the status of a bank deposit and is not within the scope of the deposit protection scheme operated by IFSRA.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY

OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

OFFER/INVITATION/DISTRIBUTION RESTRICTIONS

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY OR ON BEHALF OF THE ISSUER, THE INITIAL PURCHASER, THE PLACEMENT AGENT OR ANY OF THEIR AFFILIATES, THE COLLATERAL MANAGER, THE COLLATERAL ADMINISTRATOR, THE TRUSTEE OR ANY OTHER PERSON TO SUBSCRIBE FOR OR PURCHASE ANY OF THE NOTES. THE DISTRIBUTION OF THIS PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE ISSUER, THE PLACEMENT AGENT AND THE INITIAL PURCHASER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. IN PARTICULAR, THE COMMUNICATION CONSTITUTED BY THIS PROSPECTUS IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM AND ARE OFFERED AND ACCEPT THIS PROSPECTUS IN COMPLIANCE WITH SUCH RESTRICTIONS OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 OR WHO OTHERWISE FALL WITHIN AN EXEMPTION SET FORTH IN SUCH ORDER SO THAT SECTION 21(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 DOES NOT APPLY TO THE ISSUER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "**RELEVANT PERSONS**"). THIS COMMUNICATION MUST NOT BE DISTRIBUTED TO, ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. FOR A DESCRIPTION OF CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF NOTES AND DISTRIBUTION OF THIS PROSPECTUS, SEE "*PLAN OF DISTRIBUTION*" AND "*TRANSFER RESTRICTIONS*" BELOW. IN RELATION TO THE RESTRICTED CLASS F-2 SUBORDINATED NOTES, NEITHER THE INITIAL PURCHASER NOR THE PLACEMENT AGENT HAS PROVIDED ANY SERVICES, CONSULTATION OR INFORMATION TO THE RESTRICTED CLASS F-2 SUBORDINATED NOTEHOLDERS OR COMMUNICATED WITH THE RESTRICTED CLASS F-2 SUBORDINATED NOTEHOLDERS IN ANY WAY IN CONNECTION WITH THEIR PURCHASE OF RESTRICTED CLASS F-2 SUBORDINATED NOTES AND HAS NOT ASSESSED THE SUITABILITY OF ANY RESTRICTED CLASS F-2 SUBORDINATED NOTEHOLDERS.

UNAUTHORISED INFORMATION

IN CONNECTION WITH THE ISSUE AND SALE OF THE NOTES, NO PERSON IS AUTHORISED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY OR ON BEHALF OF THE ISSUER, THE INITIAL PURCHASER, THE PLACEMENT AGENT, THE TRUSTEE, THE COLLATERAL MANAGER OR THE COLLATERAL ADMINISTRATOR. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN IT IS CORRECT AS AT ANY TIME SUBSEQUENT TO ITS DATE.

GENERAL NOTICE

EACH PURCHASER OF THE NOTES MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN EACH JURISDICTION AT ANY TIME IN WHICH IT PURCHASES, OFFERS OR SELLS SUCH NOTES OR POSSESSES OR DISTRIBUTES THIS PROSPECTUS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED FOR THE PURCHASE, OFFER OR SALE BY IT OF SUCH NOTES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTIONS TO WHICH IT IS SUBJECT OR IN WHICH

IT MAKES SUCH PURCHASES, OFFERS OR SALES, AND NONE OF THE ISSUER, THE INITIAL PURCHASER, THE PLACEMENT AGENT (OR ANY OF THEIR AFFILIATES), THE COLLATERAL MANAGER, THE TRUSTEE OR THE COLLATERAL ADMINISTRATOR SPECIFIED HEREIN SHALL HAVE ANY RESPONSIBILITY THEREFOR.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER APPLICABLE UNITED STATES FEDERAL AND STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

INFORMATION AS TO PLACEMENT WITHIN THE UNITED STATES

THE REGULATION S NOTES OF EACH CLASS (OTHER THAN THE CLASS A-1 VF NOTES AND THE RESTRICTED CLASS F-2 SUBORDINATED NOTES) (THE "**REGULATION S NOTES**") SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") WILL EACH BE REPRESENTED ON ISSUE BY BENEFICIAL INTERESTS IN ONE OR MORE PERMANENT GLOBAL CERTIFICATES OF SUCH CLASS (EACH, A "**REGULATION S GLOBAL CERTIFICATE**" AND TOGETHER, THE "**REGULATION S GLOBAL CERTIFICATES**"), IN FULLY REGISTERED FORM, WITHOUT INTEREST COUPONS OR PRINCIPAL RECEIPTS, WHICH WILL BE DEPOSITED ON OR ABOUT THE CLOSING DATE WITH, AND REGISTERED IN THE NAME OF THE BANK OF NEW YORK (DEPOSITORY) NOMINEES LIMITED, ON BEHALF OF THE BANK OF NEW YORK AS COMMON DEPOSITORY FOR EUROCLEAR BANK S.A./N.V., AS OPERATOR OF THE EUROCLEAR SYSTEM ("**EUROCLEAR**") AND CLEARSTREAM BANKING, SOCIÉTÉ ANONYME ("**CLEARSTREAM, LUXEMBOURG**").

NEITHER U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) NOR U.S. RESIDENTS (AS DETERMINED FOR THE PURPOSES OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**")) MAY HOLD AN INTEREST IN A REGULATION S GLOBAL CERTIFICATE OR REGULATION S DEFINITIVE CERTIFICATE (AS DEFINED BELOW) AT ANY TIME.

THE RULE 144A NOTES OF EACH CLASS (OTHER THAN THE CLASS A-1 VF NOTES AND THE RESTRICTED CLASS F-2 SUBORDINATED NOTES) (THE "**RULE 144A NOTES**") WILL BE SOLD ONLY TO "QUALIFIED INSTITUTIONAL BUYERS" (AS DEFINED IN RULE 144A ("**RULE 144A**") UNDER THE SECURITIES ACT) THAT ARE ALSO "QUALIFIED PURCHASERS" FOR PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT. RULE 144A NOTES OF EACH CLASS WILL EACH BE REPRESENTED ON ISSUE BY BENEFICIAL INTERESTS IN ONE OR MORE PERMANENT GLOBAL CERTIFICATES OF SUCH CLASS (EACH, A "**RULE 144A GLOBAL CERTIFICATE**" AND TOGETHER, THE "**RULE 144A GLOBAL CERTIFICATES**"), IN FULLY REGISTERED FORM, WITHOUT INTEREST COUPONS OR PRINCIPAL RECEIPTS, WHICH WILL BE DEPOSITED (WITH THE EXCEPTION OF THE RULE 144A GLOBAL CERTIFICATE REPRESENTING THE CLASS A-2A NOTES, THE CLASS A-2B NOTES AND THE CLASS F-1 SUBORDINATED NOTES) ON OR ABOUT THE CLOSING DATE WITH, AND REGISTERED IN THE NAME OF THE BANK OF NEW YORK (DEPOSITORY) NOMINEES LIMITED, ON BEHALF OF THE BANK OF NEW YORK AS COMMON DEPOSITORY FOR EUROCLEAR BANK S.A./N.V., AS OPERATOR OF EUROCLEAR AND CLEARSTREAM, LUXEMBOURG. THE RULE 144A GLOBAL CERTIFICATE REPRESENTING THE CLASS A-2A NOTES, THE CLASS A-2B NOTES AND THE CLASS F-1 SUBORDINATED NOTES WILL BE DEPOSITED ON OR ABOUT THE CLOSING DATE WITH, AND REGISTERED IN THE NAME OF CEDE & CO, ON BEHALF OF THE BANK OF NEW YORK AS CUSTODIAN FOR THE DEPOSITARY TRUST COMPANY ("**DTC**").

THE CLASS A-1 VF NOTES WILL BE REPRESENTED BY A REGISTERED NOTE IN DEFINITIVE FORM TO BE ISSUED PURSUANT TO, AND IN THE CIRCUMSTANCES SPECIFIED IN, THE CLASS A-1 VF NOTE PURCHASE AGREEMENT AND SOLD UNDER REGULATION S OR RULE 144A, AND TO BE SUBSTANTIALLY IN THE FORM SET OUT IN THE CLASS A-1 VF NOTE PURCHASE AGREEMENT REPRESENTING THE INTERESTS OF

THE VFN COMMITMENT HOLDERS (AS DEFINED HEREIN) THAT MAY BE DRAWN IN THE APPLICABLE MINIMUM DENOMINATIONS AND MULTIPLES IN EXCESS THEREOF OF THE APPLICABLE AUTHORISED INTEGRAL AMOUNT. OWNERSHIP INTERESTS IN THE CLASS A-1 VF NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL ONLY BE EFFECTED THROUGH INSCRIPTIONS ON THE VFN REGISTER (AS DEFINED HEREIN) BY THE BANK OF NEW YORK (NEW YORK BRANCH) AS VFN AGENT (AS DEFINED HEREIN).

EACH RESTRICTED CLASS F-2 SUBORDINATED NOTE WILL BE REPRESENTED ON ISSUE BY ONE OR MORE DEFINITIVE CERTIFICATED NOTES IN FULLY REGISTERED FORM, REGISTERED IN THE NAME OF THE OWNER THEREOF OR ITS NOMINEE (EACH, A "**RESTRICTED CLASS F-2 SUBORDINATED NOTE**") WITHOUT INTEREST COUPONS.

OWNERSHIP INTERESTS IN THE REGULATION S GLOBAL CERTIFICATES AND THE RULE 144A GLOBAL CERTIFICATES (TOGETHER, THE "**GLOBAL CERTIFICATES**") WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL ONLY BE EFFECTED THROUGH, RECORDS MAINTAINED BY EUROCLEAR AND CLEARSTREAM, LUXEMBOURG AND DTC RESPECTIVELY, AND THEIR RESPECTIVE PARTICIPANTS. REGULATION S NOTES IN DEFINITIVE CERTIFICATED FORM ("**REGULATION S DEFINITIVE CERTIFICATES**") AND RULE 144A NOTES IN DEFINITIVE CERTIFICATED FORM ("**RULE 144A DEFINITIVE CERTIFICATES**") WILL BE ISSUED ONLY IN LIMITED CIRCUMSTANCES. IN EACH CASE, PURCHASERS AND TRANSFEREES OF NOTES WILL BE DEEMED TO HAVE MADE CERTAIN REPRESENTATIONS AND AGREEMENTS. SEE "*FORM OF THE NOTES*", "*BOOK-ENTRY CLEARANCE PROCEDURES*", "*PLAN OF DISTRIBUTION*" AND "*TRANSFER RESTRICTIONS*" BELOW.

FOR A DISCUSSION OF CERTAIN FACTORS REGARDING THE ISSUER AND THE OFFERED NOTES THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED NOTES, SEE "*RISK FACTORS*".

SEE "*PLAN OF DISTRIBUTION*" AND "*TRANSFER RESTRICTIONS*" FOR CERTAIN TERMS AND CONDITIONS OF THE OFFERING OF THE OFFERED NOTES HEREUNDER.

THE ISSUER HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT. EACH PURCHASER OF AN INTEREST IN THE NOTES (OTHER THAN THE RESTRICTED CLASS F-2 SUBORDINATED NOTES) (OTHER THAN A NON-U.S. PERSON AS SUCH TERM IS DEFINED IN REGULATION S ("**REGULATION S**") UNDER THE SECURITIES ACT) WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT (A "**QP**") AND WILL ALSO BE DEEMED TO HAVE MADE THE REPRESENTATIONS SET OUT IN "TRANSFER RESTRICTIONS" HEREIN. THE PURCHASER OF ANY NOTE (OTHER THAN A RESTRICTED CLASS F-2 SUBORDINATED NOTE), BY SUCH PURCHASE, AGREES THAT SUCH NOTE IS BEING ACQUIRED FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTION AND MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER (UPON REDEMPTION THEREOF OR OTHERWISE), (2) TO A PERSON THE PURCHASER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A ("**RULE 144A**") UNDER THE SECURITIES ACT) (A "**QIB**"), WHICH IS ALSO A QP, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, OR (3) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S) IN AN OFFSHORE TRANSACTION IN RELIANCE ON REGULATION S, IN EACH CASE IN COMPLIANCE WITH THE TRUST DEED AND ALL APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. SEE "*TRANSFER RESTRICTIONS*".

EACH PURCHASER OF A RESTRICTED CLASS F-2 SUBORDINATED NOTE WILL BE REQUIRED TO EXECUTE AND (IN THE CASE OF THE TRANSFER CERTIFICATE) DELIVER TO THE ISSUER AND THE TRUSTEE A NOTE PURCHASE AGREEMENT OR A TRANSFER CERTIFICATE IN THE FORM ATTACHED AS AN EXHIBIT TO THE TRUST DEED, AS THE CASE MAY BE, (IN THE CASE OF TRANSFEREES) WHICH WILL INCLUDE REPRESENTATIONS AND WARRANTIES TO THE EFFECT THAT SUCH INVESTOR WILL NOT TRANSFER SUCH INTEREST EXCEPT IN COMPLIANCE WITH THE TRANSFER

RESTRICTIONS SET OUT IN THE LEGEND OF SUCH NOTE AND THE TRUST DEED (INCLUDING THE REQUIREMENT THAT ANY SUBSEQUENT TRANSFEREE EXECUTE AND DELIVER A TRANSFER CERTIFICATE IN THE FORM ATTACHED AS AN EXHIBIT TO THE TRUST DEED, AS THE CASE MAY BE) AND WILL BE REQUIRED TO REPRESENT THAT IT IS AN ACCREDITED INVESTOR AND AN ELIGIBLE ICA INVESTOR, BOTH A QIB AND A QP OR A NON U.S. PERSON AND WILL ONLY TRANSFER THEIR BENEFICIAL INTEREST IN SUCH RESTRICTED CLASS F-2 SUBORDINATED NOTE, UPON RECEIPT OF A CERTIFICATE OF TRANSFER IN THE FORM PROVIDED IN THE TRUST DEED, IN EACH CASE. SEE "*TRANSFER RESTRICTIONS*".

THE PURCHASER OF ANY RESTRICTED CLASS F-2 SUBORDINATED NOTE, BY SUCH PURCHASE, AGREES THAT SUCH NOTE IS BEING ACQUIRED FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTION AND MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER (UPON REDEMPTION THEREOF OR OTHERWISE); (2) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN RELIANCE ON REGULATION S; (3) WITHIN THE UNITED STATES TO PERSONS AND OUTSIDE THE UNITED STATES TO U.S. PERSONS WHO, IN EACH CASE, THE PURCHASER REASONABLY BELIEVES IS BOTH A QIB AND A QP, PURCHASING FOR ITS OWN ACCOUNT, TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON THE EXEMPTION FROM SECURITIES ACT REGISTRATION PROVIDED BY RULE 144A; OR (4) WITHIN THE UNITED STATES TO PERSONS AND OUTSIDE THE UNITED STATES TO U.S. PERSONS WHO, IN EACH CASE, IS BOTH AN ACCREDITED INVESTOR AND AN ELIGIBLE ICA INVESTOR, PURCHASING FOR ITS OWN ACCOUNT, TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON THE EXEMPTION FROM SECURITIES ACT REGISTRATION PROVIDED BY RULE 501 THEREUNDER, IN ALL CASES, IN COMPLIANCE WITH THE TRUST DEED AND ALL APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE NOTES AND THE OFFERING THEREOF DESCRIBED HEREIN, INCLUDING THE MERITS AND RISKS INVOLVED.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH, OR APPROVED BY, ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE NOTES ARE TO BE PURCHASED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED BY AN INVESTOR DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OF U.S. PERSONS (AS DEFINED IN REGULATION S) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLER OF ANY NOTES MAY BE RELYING ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY SECTION 4(2) THEREOF OR ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. THE NOTES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING THAT NO SALE, PLEDGE, TRANSFER OR EXCHANGE MAY BE MADE OF ANY NOTE (1) EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION AS DESCRIBED HEREIN, (2) EXCEPT IN COMPLIANCE WITH THE CERTIFICATE OF TRANSFER (IF ANY) AND OTHER REQUIREMENTS SET OUT IN THE TRUST DEED AND (3) IN A DENOMINATION LESS THAN THE REQUIRED MINIMUM DENOMINATION. SEE "*TRANSFER RESTRICTIONS*."

NEITHER THE ISSUER NOR THE COLLATERAL MANAGER HAS BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT BY REASON OF THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 3(c)(7) AND THE RULES THEREUNDER. EACH PURCHASER OF AN INTEREST IN THE NOTES FROM THE INITIAL PURCHASER (INCLUDING AS REPRESENTED BY A RECEIPT) AND EACH SUBSEQUENT TRANSFEREE OF AN INTEREST THEREIN (OTHER THAN A TRANSFEREE THAT (A) IS NOT A U.S. PERSON OR (B) ACQUIRES AN INTEREST IN A REGULATION S NOTE (INCLUDING AS REPRESENTED BY A RECEIPT) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S) WILL BE REQUIRED (OR IN CERTAIN CIRCUMSTANCES DEEMED) TO REPRESENT AND AGREE THAT IT IS EITHER BOTH A QIB AND A QP OR (IN THE CASE OF THE RESTRICTED CLASS F-2 SUBORDINATED NOTES) BOTH AN ACCREDITED INVESTOR AND AN ELIGIBLE ICA INVESTOR AND TO ALSO MAKE (OR WILL BE DEEMED TO MAKE) THE REPRESENTATIONS SET OUT IN "*TRANSFER RESTRICTIONS*" HEREIN. NO TRANSFER OF NOTES WHICH WOULD HAVE THE EFFECT OF REQUIRING EITHER THE ISSUER OR THE COLLATERAL MANAGER TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT WILL BE PERMITTED.

THIS PROSPECTUS HAS BEEN PREPARED BY THE ISSUER SOLELY FOR USE IN CONNECTION WITH THE OFFERING OF THE NOTES DESCRIBED HEREIN AND THE ADMISSION TO TRADING OF THE NOTES ON THE REGULATED MARKET OF THE IRISH STOCK EXCHANGE (THE "**OFFERING**"). EACH OF THE ISSUER, THE PLACEMENT AGENT AND THE INITIAL PURCHASER RESERVES THE RIGHT TO REJECT ANY OFFER TO PURCHASE NOTES IN WHOLE OR IN PART FOR ANY REASON, OR TO SELL LESS THAN THE STATED INITIAL PRINCIPAL AMOUNT OF ANY CLASS OF NOTES OFFERED HEREBY. THIS PROSPECTUS IS PERSONAL TO EACH OFFEREE TO WHOM IT HAS BEEN DELIVERED BY THE ISSUER, THE INITIAL PURCHASER, THE PLACEMENT AGENT OR ANY AFFILIATE THEREOF AND DOES NOT CONSTITUTE AN OFFER TO ANY OTHER PERSON OR TO THE PUBLIC GENERALLY TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE THE NOTES. DISTRIBUTION OF THIS PROSPECTUS TO ANY PERSONS OTHER THAN THE OFFEREE AND THOSE PERSONS, IF ANY, RETAINED TO ADVISE SUCH OFFEREE WITH RESPECT THERETO IS UNAUTHORISED AND ANY DISCLOSURE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE ISSUER, IS PROHIBITED. EACH PROSPECTIVE PURCHASER IN THE UNITED STATES, BY ACCEPTING DELIVERY OF THIS PROSPECTUS, AGREES TO THE FOREGOING AND TO MAKE NO PHOTOCOPIES OF THIS PROSPECTUS OR ANY OTHER DOCUMENTS RELATED HERETO AND THERETO AND, IF THE OFFEREE DOES NOT PURCHASE THE NOTES OF ANY CLASS OR THE OFFERING IS TERMINATED, TO RETURN THIS PROSPECTUS AND ALL DOCUMENTS ATTACHED HERETO TO THE INITIAL PURCHASER OR THE PLACEMENT AGENT AT PETERBOROUGH COURT, 133 FLEET STREET, LONDON EC4A 2BB OR THE ISSUER (AS APPLICABLE).

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OFFEREE (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH OFFEREE) MAY DISCLOSE TO ANY AND ALL OTHER PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTIONS DESCRIBED HEREIN (INCLUDING THE OWNERSHIP AND DISPOSITION OF THE NOTES) AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSES) THAT ARE PROVIDED TO THE OFFEREE RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE, EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS SUBJECT TO RESTRICTIONS REASONABLY NECESSARY TO COMPLY WITH APPLICABLE U.S. FEDERAL OR STATE SECURITIES LAWS. FOR PURPOSES OF THIS PARAGRAPH, THE TERMS "TAX TREATMENT" AND "TAX STRUCTURE" HAVE THE MEANING GIVEN TO SUCH TERMS UNDER UNITED STATES TREASURY REGULATION SECTION 1.6011-4(C) AND APPLICABLE STATE AND LOCAL LAW.

NOTICE TO FLORIDA RESIDENTS

THE NOTES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. ALL FLORIDA RESIDENTS WHO ARE NOT

INSTITUTIONAL INVESTORS DESCRIBED IN SECTION 517.061(7) OF THE FLORIDA SECURITIES ACT HAVE THE RIGHT TO VOID THEIR PURCHASE OF SUCH NOTES WITHOUT PENALTY WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION.

NOTICE TO GEORGIA RESIDENTS

NOTES WILL BE ISSUED OR SOLD IN RELIANCE ON PARAGRAPH (13) OF CODE SECTION 10–5–9 OF THE GEORGIA SECURITIES ACT OF 1973 AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

Australian Selling Restrictions

THIS PROSPECTUS DOES NOT CONSTITUTE A DISCLOSURE DOCUMENT OR A PRODUCT DISCLOSURE STATEMENT FOR THE PURPOSES OF THE CORPORATIONS ACT 2001 OF THE COMMONWEALTH OF AUSTRALIA (THE "**CORPORATIONS ACT**") AND HAS NOT BEEN, AND WILL NOT BE, LODGED WITH THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION. THE NOTES WILL BE OFFERED TO PERSONS WHO RECEIVE OFFERS IN AUSTRALIA ONLY TO THE EXTENT THAT BOTH (A) THOSE PERSONS ARE "WHOLESALE CLIENTS" FOR THE PURPOSES OF CHAPTER 7 OF THE CORPORATIONS ACT; AND (B) SUCH OFFERS OF NOTES FOR ISSUE OR SALE DO NOT NEED DISCLOSURE TO INVESTORS UNDER PART 6D.2 OF THE CORPORATIONS ACT. ANY OFFER OF NOTES RECEIVED IN AUSTRALIA IS VOID TO THE EXTENT THAT IT NEEDS DISCLOSURE TO INVESTORS UNDER THE CORPORATIONS ACT. IN PARTICULAR, OFFERS FOR THE ISSUE OR SALE OF NOTES WILL ONLY BE MADE, AND THIS DOCUMENT MAY ONLY BE DISTRIBUTED, IN AUSTRALIA IN RELIANCE ON VARIOUS EXEMPTIONS FROM SUCH DISCLOSURE TO INVESTORS PROVIDED BY SECTION 708 OF THE CORPORATIONS ACT ("**SECTION 708**") AND WHERE THE INVESTORS ARE ALSO "WHOLESALE CLIENTS" AS DESCRIBED ABOVE.

AS THE OFFER FOR THE ISSUE OF NOTES WILL BE MADE IN AUSTRALIA WITHOUT DISCLOSURE UNDER THE CORPORATIONS ACT, THE OFFER OF THOSE NOTES FOR SALE IN AUSTRALIA WITHIN 12 MONTHS OF THEIR ISSUE MAY, UNDER SECTION 707(3) OR 1012C(6) OF THE CORPORATIONS ACT, REQUIRE DISCLOSURE TO INVESTORS UNDER THE CORPORATIONS ACT IF NONE OF THE EXEMPTIONS UNDER THE CORPORATIONS ACT APPLY. ACCORDINGLY, ANY PERSON TO WHOM NOTES ARE ISSUED OR SOLD PURSUANT TO THIS DOCUMENT MUST NOT, WITHIN 12 MONTHS AFTER THE ISSUE, OFFER (OR TRANSFER, ASSIGN OR OTHERWISE ALIENATE) THOSE NOTES TO INVESTORS IN AUSTRALIA EXCEPT IN CIRCUMSTANCES WHERE DISCLOSURE TO INVESTORS IS NOT REQUIRED UNDER THE CORPORATIONS ACT OR UNLESS A COMPLIANT DISCLOSURE DOCUMENT OR PRODUCT DISCLOSURE STATEMENT IS PREPARED AND LODGED WITH THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION. DISCLOSURE TO INVESTORS WOULD NOT GENERALLY BE REQUIRED:

(I) UNDER PART 6D.2 OF THE CORPORATIONS ACT WHERE:

  (i) THE NOTES ARE OFFERED FOR SALE ON A STOCK EXCHANGE OUTSIDE OF AUSTRALIA;

  (ii) THE NOTES ARE OFFERED FOR SALE TO CATEGORIES OF "PROFESSIONAL INVESTORS" REFERRED TO IN SECTION 708(11) OF THE CORPORATIONS ACT; OR

  (iii) THE NOTES ARE OFFERED TO PERSONS WHO ARE "SOPHISTICATED INVESTORS" THAT MEET THE CRITERIA SET OUT IN SECTIONS 708(8) OR 708(10) OF THE CORPORATIONS ACT; AND

(II) UNDER CHAPTER 7 OF THE CORPORATIONS ACT WHERE THE NOTES ARE ONLY OFFERED TO PERSONS WHO ARE "WHOLESALE CLIENTS" WITHIN THE MEANING OF SECTION 761G OF THE CORPORATIONS ACT.

HOWEVER, CHAPTER 6D AND CHAPTER 7 OF THE CORPORATIONS ACT IS COMPLEX, AND IF IN ANY DOUBT, YOU SHOULD CONFER WITH YOUR PROFESSIONAL ADVISERS REGARDING THE POSITION.

THIS PROSPECTUS IS INTENDED TO PROVIDE GENERAL INFORMATION ONLY AND HAS BEEN PREPARED WITHOUT TAKING INTO ACCOUNT ANY PARTICULAR PERSON'S OBJECTIVES, FINANCIAL SITUATION OR NEEDS. INVESTORS SHOULD, BEFORE ACTING ON THIS INFORMATION, CONSIDER THE APPROPRIATENESS OF THIS INFORMATION HAVING REGARD TO THEIR PERSONAL OBJECTIVES, FINANCIAL SITUATION OR NEEDS. INVESTORS SHOULD REVIEW AND CONSIDER THE CONTENTS OF THIS DOCUMENT AND OBTAIN FINANCIAL ADVICE SPECIFIC TO THEIR SITUATION BEFORE MAKING ANY DECISION TO MAKE AN APPLICATION FOR THE NOTES.

EACH OF THE ISSUER AND THE COLLATERAL MANAGER DOES NOT HOLD AN AUSTRALIAN FINANCIAL SERVICES LICENCE.

AN INVESTOR WILL NOT HAVE COOLING OFF RIGHTS.

Austrian Selling Restrictions

THE NOTES MAY ONLY BE OFFERED IN THE REPUBLIC OF AUSTRIA IN COMPLIANCE WITH THE PROVISIONS OF THE AUSTRIAN CAPITAL MARKET ACT AND OTHER LAWS APPLICABLE IN THE REPUBLIC OF AUSTRIA GOVERNING THE OFFER AND SALE OF THE NOTES IN THE REPUBLIC OF AUSTRIA. THE NOTES ARE NOT REGISTERED OR OTHERWISE AUTHORISED FOR PUBLIC OFFER EITHER UNDER THE CAPITAL MARKET ACT OR THE INVESTMENT FUND ACT. THE RECIPIENTS OF THIS PROSPECTUS AND OTHER SELLING MATERIAL WITH RESPECT TO THE NOTES HAVE BEEN INDIVIDUALLY SELECTED AND IDENTIFIED BEFORE ANY OFFER BEING MADE AND ARE TARGETED EXCLUSIVELY ON THE BASIS OF A PRIVATE PLACEMENT. ACCORDINGLY, THE NOTES MAY NOT BE, AND ARE NOT BEING, OFFERED OR ADVERTISED PUBLICLY OR OFFERED SIMILARLY UNDER EITHER THE CAPITAL MARKET ACT OR THE INVESTMENT FUND ACT. NO DISTRIBUTION OR PUBLICATION OF THIS PROSPECTUS IS MADE TO PERSONS OTHER THAN THE RECIPIENTS TO WHOM THIS DOCUMENT IS PERSONALLY ADDRESSED.

Belgian Selling Restrictions

THE OFFER HAS NOT BEEN NOTIFIED TO THE BELGIAN BANKING, FINANCE AND INSURANCE COMMISSION (*COMMISSION BANCAIRE, FINANCIÈRE ET DES ASSURANCES*) BY THE OFFEROR PURSUANT TO ARTICLE 18 OF THE BELGIAN LAW OF 22 APRIL 2003 ON THE PUBLIC OFFERING OF SECURITIES (THE "**LAW ON PUBLIC OFFERINGS**") NOR PURSUANT TO ARTICLE 18 OF THE ROYAL DECREE OF 16 JUNE 2006 (THE "**ROYAL DECREE**"). ACCORDINGLY NO OFFER OF THE NOTES MAY BE ADVERTISED AND THE NOTES MAY NOT BE OFFERED OR SOLD, AND NEITHER THIS DOCUMENT NOR ANY OTHER INFORMATION, DOCUMENT, BROCHURE OR SIMILAR DOCUMENT MAY BE DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO ANY PERSON IN BELGIUM OTHER THAN (I) INSTITUTIONAL INVESTORS LISTED IN ARTICLE 10 OF THE ROYAL DECREE OF 16 JUNE 2006 ACTING FOR THEIR OWN ACCOUNT OR (II) INVESTORS SUBSCRIBING FOR A MINIMUM AMOUNT OF EUR50,000 EACH PURSUANT TO ARTICLE 3.1 OF THE ROYAL DECREE.

Bermudian Selling Restrictions

THE NOTES MAY BE OFFERED OR SOLD IN BERMUDA ONLY IN COMPLIANCE WITH THE PROVISIONS OF THE INVESTMENT BUSINESS ACT 2003 OF BERMUDA. ADDITIONALLY, NON–BERMUDIAN PERSONS MAY NOT CARRY ON OR ENGAGE IN ANY TRADE OR BUSINESS IN BERMUDA UNLESS SUCH PERSONS ARE AUTHORISED TO DO SO UNDER APPLICABLE BERMUDA LEGISLATION. ENGAGING IN THE ACTIVITY OF OFFERING OR MARKETING THE NOTES IN BERMUDA TO PERSONS IN BERMUDA MAY BE DEEMED TO BE CARRYING ON BUSINESS IN BERMUDA.

Danish Selling Restrictions

THE OFFERING OF NOTES WILL BE MADE PURSUANT TO SECTION 11 SUBSECTION 1 NUMBER 1 AND 3 OF THE DANISH EXECUTIVE ORDER NO. 306 OF 28 APRIL 2005 (THE "**EXECUTIVE ORDER**") AND WILL NOT BE REGISTERED WITH AND HAVE NOT BEEN APPROVED BY OR OTHERWISE PUBLISHED BY THE DANISH FINANCIAL SUPERVISORY AUTHORITY, THE DANISH SECURITIES COUNCIL OR THE DANISH COMMERCE AND COMPANIES AGENCY UNDER THE RELEVANT DANISH ACTS AND REGULATIONS. THE PROSPECTUS WILL ONLY BE DIRECTED TO PERSONS IN DENMARK WHO ARE REGARDED QUALIFIED INVESTORS AS SET FORTH IN SECTION 2 OF THE EXECUTIVE ORDER AND/OR TO INVESTORS WHO ACQUIRE NOTES FOR A TOTAL CONSIDERATION OF AT LEAST EURO 50,000 PER INVESTOR, FOR EACH SEPARATE OFFER. THE NOTES MAY NOT BE MADE AVAILABLE TO ANY OTHER PERSON IN DENMARK NOR MAY THE NOTES OTHERWISE BE MARKETED OR OFFERED FOR SALE IN DENMARK.

French Selling Restrictions

THIS PROSPECTUS IS FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. IT IS SOLELY DESTINED FOR PERSONS OR INSTITUTIONS TO WHICH IT WAS INITIALLY SUPPLIED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR AN INVITATION TO SUBSCRIBE FOR OR TO PURCHASE ANY SECURITIES AND NEITHER THIS DOCUMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF ANY CONTRACT OR COMMITMENT WHATSOEVER.

THE INFORMATION MADE AVAILABLE IN THE PROSPECTUS HAS NOT BEEN PREPARED IN THE CONTEXT OF A PUBLIC OFFER OF FINANCIAL INSTRUMENTS IN FRANCE AND HAS THEREFORE NOT BEEN SUBMITTED TO THE AUTORITÉ DES MARCHÉS FINANCIERS FOR APPROVAL. IT IS MADE AVAILABLE SOLELY FOR INFORMATION PURPOSES AND DOES NOT CONSTITUTE AN OFFER OR INVITATION FOR THE SUBSCRIPTION OR PURCHASE OF THE NOTES. THE PROSPECTUS IS BEING FURNISHED ONLY TO A LIMITED CIRCLE OF INVESTORS (*CERCLE RESTREINT D'INVESTISSEURS*) AND/OR QUALIFIED INVESTORS (*INVESTISSEURS QUALIFIÉS*), ON THE CONDITION THAT IT SHALL NOT BE PASSED ON TO ANY PERSON NOR REPRODUCED (IN WHOLE OR IN PART) AND THAT APPLICANTS UNDERTAKE NOT TO RE-TRANSFER, DIRECTLY OR INDIRECTLY, THE NOTES TO THE PUBLIC IN FRANCE, OTHER THAN IN COMPLIANCE WITH ARTICLES L. 411-1, L. 411-2, L. 412-1 AND L. 621-8 OF THE FRENCH FINANCIAL AND MONETARY CODE.

German Selling Restrictions

PLEASE NOTE THAT THE NOTES MAY BE RE QUALIFIED AS A FUND INVESTMENT. THE NOTES WHICH ARE THE SUBJECT OF THIS PROSPECTUS ARE NEITHER REGISTERED FOR PUBLIC DISTRIBUTION WITH THE FEDERAL FINANCIAL SUPERVISORY AUTHORITY (*BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT* – "**BAFIN**") ACCORDING TO THE GERMAN INVESTMENT ACT NOR LISTED ON A GERMAN EXCHANGE. NO SALES PROSPECTUS PURSUANT TO THE GERMAN SECURITIES PROSPECTUS ACT OR GERMAN SALES PROSPECTUS ACT OR GERMAN INVESTMENT ACT HAS BEEN FILED WITH THE BAFIN. CONSEQUENTLY, THE INTERESTS IN THE NOTES MUST NOT BE DISTRIBUTED WITHIN GERMANY BY WAY OF A PUBLIC OFFER, PUBLIC ADVERTISEMENT OR IN ANY SIMILAR MANNER AND THIS PROSPECTUS AND ANY OTHER DOCUMENT RELATING TO THE INTERESTS IN THE NOTES, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF INTERESTS IN THE NOTES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. NO VIEW ON TAXATION IS EXPRESSED. PROSPECTIVE INVESTORS IN GERMANY ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES THAT MAY ARISE FROM AN INVESTMENT IN THE NOTES.

European Economic Area

IN RELATION TO EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA[1] WHICH HAS IMPLEMENTED DIRECTIVE 2003/71/EC (EACH, A "**RELEVANT MEMBER STATE**"), EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT HAS REPRESENTED AND AGREED THAT WITH EFFECT FROM AND INCLUDING THE DATE ON WHICH DIRECTIVE 2003/71/EC IS IMPLEMENTED IN THAT RELEVANT MEMBER STATE (THE "**RELEVANT IMPLEMENTATION DATE**") IT HAS NOT MADE AND WILL NOT MAKE AN OFFER OF NOTES TO THE PUBLIC IN THAT RELEVANT MEMBER STATE PRIOR TO THE PUBLICATION OF A PROSPECTUS IN RELATION TO THE NOTES WHICH HAS BEEN APPROVED BY THE COMPETENT AUTHORITY IN THAT RELEVANT MEMBER STATE OR, WHERE APPROPRIATE, APPROVED IN ANOTHER RELEVANT MEMBER STATE AND NOTIFIED TO THE COMPETENT AUTHORITY IN THAT RELEVANT MEMBER STATE, ALL IN ACCORDANCE WITH DIRECTIVE 2003/71/EC, EXCEPT THAT IT MAY, WITH EFFECT FROM AND INCLUDING THE RELEVANT IMPLEMENTATION DATE, MAKE AN OFFER OF NOTES TO THE PUBLIC IN THAT RELEVANT MEMBER STATE AT ANY TIME:

(I) TO LEGAL ENTITIES WHICH ARE AUTHORISED OR REGULATED TO OPERATE IN THE FINANCIAL MARKETS OR, IF NOT SO AUTHORISED OR REGULATED, WHOSE CORPORATE PURPOSE IS SOLELY TO INVEST IN SECURITIES;

(II) TO ANY LEGAL ENTITY WHICH HAS TWO OR MORE OF (1) AN AVERAGE OF AT LEAST 250 EMPLOYEES DURING THE LAST FINANCIAL YEAR; (2) A TOTAL BALANCE SHEET OF MORE THAN €43,000,000 AND (3) AN ANNUAL NET TURNOVER OF MORE THAN €50,000,000, AS SHOWN IN ITS LAST ANNUAL OR CONSOLIDATED ACCOUNTS;

(III) TO FEWER THAN 100 NATURAL OR LEGAL PERSONS (OTHER THAN QUALIFIED INVESTORS AS DEFINED IN THE PROSPECTUS DIRECTIVE); OR

(IV) IN ANY OTHER CIRCUMSTANCES WHICH DO NOT REQUIRE THE PUBLICATION BY THE ISSUER OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF DIRECTIVE 2003/71/EC,

PROVIDED THAT NO SUCH OFFER OF NOTES SHALL REQUIRE THE ISSUER OR THE INITIAL PURCHASER OR THE PLACEMENT AGENT TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION ON "OFFER OF NOTES TO THE PUBLIC" IN RELATION TO ANY NOTES IN ANY RELEVANT MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE NOTES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE THE NOTES, AS THE SAME MAY BE VARIED IN THAT MEMBER STATE BY ANY MEASURE IMPLEMENTING DIRECTIVE 2003/71/EC IN THAT MEMBER STATE AND THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN EACH RELEVANT MEMBER STATE.

Guernsey Selling Restrictions

EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL ANY NOTES TO ANY PERSON RESIDENT FOR THE PURPOSES OF THE INCOME TAX (GUERNSEY) LAW 1975 IN THE ISLANDS OF GUERNSEY, ALDERNEY OR HERM.

Hong Kong Selling Restrictions

EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY NOTES OTHER THAN TO PERSONS

[1] The EU plus, Iceland, Norway and Liechtenstein.

WHOSE ORDINARY BUSINESS IS TO BUY OR SELL SHARES OR DEBENTURES (WHETHER AS PRINCIPAL OR AGENT) OR IN CIRCUMSTANCES IN WHICH ANY SUCH DOCUMENT DOES NOT CONSTITUTE A "PROSPECTUS" WITHIN THE MEANING OF THE COMPANIES ORDINANCE OF HONG KONG. THE INITIAL PURCHASER HAS FURTHER REPRESENTED AND AGREED THAT IT HAS NOT ISSUED, OR HELD FOR THE PURPOSE OF ISSUE AND WILL NOT ISSUE OR HOLD FOR THE PURPOSE OF ISSUE ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE NOTES, WHETHER IN HONG KONG OR ELSEWHERE, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC IN HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO INSTRUMENTS WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO PERSONS IN HONG KONG WHO ARE RECIPIENTS OF ANY DOCUMENT WHICH DOES NOT CONSTITUTE A "PROSPECTUS" WITHIN THE MEANING OF THE COMPANIES ORDINANCE OF HONG KONG.

Irish Selling Restrictions

EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT HAS CONFIRMED THAT:

(I) IT WILL NOT UNDERWRITE THE ISSUE OF, OR PLACE, THE NOTES OTHERWISE THAN IN CONFORMITY WITH THE PROVISIONS OF THE IRISH INVESTMENT INTERMEDIARIES ACT 1995, AS AMENDED, INCLUDING WITHOUT LIMITATION, SECTIONS 9 AND 23 THEREOF AND ANY CODES OF CONDUCT RULES MADE UNDER SECTION 37 THEREOF AND THE PROVISIONS OF THE INVESTOR COMPENSATION ACT 1998;

(II) IT WILL NOT UNDERWRITE THE ISSUE OF, OR PLACE, OR OFFER, OR SELL THE NOTES, EXCEPT IN CONFORMITY WITH EC DIRECTIVE 2003/71/EC, THE IRISH PROSPECTUS (DIRECTIVE) 2003/71/EC) REGULATIONS 2005 AND THE IRISH COMPANIES ACTS 1963 TO 2006; AND

(III) IT HAS NOT AND WILL NOT UNDERWRITE THE ISSUE OF, OR PLACE, OR OFFER, OR SELL THE NOTES OTHERWISE THAN IN CONFORMITY WITH THE IRISH MARKET ABUSE (DIRECTIVE 2003/6/EC) REGULATIONS 2005.

THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN IS SOLELY FOR THE USE OF THE PERSON TO WHOM IT IS ADDRESSED. ACCORDINGLY, IT MAY NOT BE REPRODUCED IN WHOLE OR IN PART, NOR MAY ITS CONTENTS BE DISTRIBUTED IN WRITING OR ORALLY TO ANY THIRD PARTY AND IT MAY BE READ SOLELY BY THE PERSON TO WHOM IT IS ADDRESSED AND HIS/HER PROFESSIONAL ADVISERS.

Israel Selling Restrictions

THIS OFFER IS INTENDED SOLELY FOR INVESTORS LISTED IN THE FIRST SUPPLEMENT OF THE ISRAELI SECURITIES LAW, 1968 AS AMENDED. THIS PROSPECTUS HAS NOT BEEN PREPARED OR FILED, AND WILL NOT BE PREPARED OR FILED, IN ISRAEL RELATING TO THE SECURITIES HEREUNDER. THE NOTES CANNOT BE RESOLD IN ISRAEL OTHER THAN TO ENTITIES WHO QUALIFY FOR AN EXEMPTION UNDER SECTION 15A(b) OF THE ISRAELI SECURITIES LAW, 1968.

Italian Selling Restrictions

EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT WILL REPRESENT AND AGREE THAT IT HAS NOT OFFERED ANY NOTES NOR DISTRIBUTED, IN THE CONTEXT OF AN OFFER, ANY COPIES OF THIS PROSPECTUS OR ANY OTHER DOCUMENT RELATING TO THE NOTES IN THE REPUBLIC OF ITALY ("**ITALY**"), AND WILL NOT OFFER ANY NOTES NOR DISTRIBUTE, IN THE CONTEXT OF AN OFFER, ANY COPIES OF THIS PROSPECTUS OR ANY OTHER DOCUMENT RELATING TO THE NOTES IN ITALY.

Japanese Selling Restrictions

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES AND EXCHANGE LAW OF JAPAN (THE "**SEL**"), AND THE NOTES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (INCLUDING JAPANESE CORPORATIONS) OR TO OTHERS FOR REOFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO ANY RESIDENT OF JAPAN, EXCEPT THAT THE OFFER AND SALE OF THE SECURITIES IN JAPAN MAY BE MADE ONLY THROUGH PRIVATE PLACEMENT SALE IN JAPAN IN ACCORDANCE WITH AN EXEMPTION AVAILABLE UNDER THE SEL AND IN ACCORDANCE WITH ALL OTHER APPLICABLE LAWS AND REGULATIONS OF JAPAN. FOR PURPOSES OF THIS PARAGRAPH, "RESIDENT OF JAPAN" SHALL HAVE THE MEANING AS DEFINED UNDER THE FOREIGN EXCHANGE AND FOREIGN TRADE LAW OF JAPAN.

Jersey Selling Restrictions

THE NOTES MAY NOT BE OFFERED TO, SOLD TO, OR PURCHASED BY PERSONS RESIDENT FOR INCOME TAX PURPOSES IN JERSEY (OTHER THAN FINANCIAL INSTITUTIONS IN THE NORMAL COURSE OF BUSINESS).

Netherlands Selling Restrictions

ALL NOTES (INCLUDING RIGHTS REPRESENTING AN INTEREST IN A GLOBAL NOTE) ISSUED BY THE ISSUER SHALL BE OFFERED IN THE NETHERLANDS IN ACCORDANCE WITH THE FOLLOWING CONDITIONS:

(A) SUCH NOTES SHALL UPON THE CLOSING DATE HAVE A DENOMINATION OF AT LEAST EUR 100,000 (OR THE EQUIVALENT IN OTHER CURRENCY);

(B) EITHER THE ISSUER IS NOT REASONABLY ABLE TO IDENTIFY ANY INDIVIDUALS OR LEGAL ENTITIES WHO ARE ESTABLISHED, DOMICILED OR HAVE THEIR RESIDENCE IN THE NETHERLANDS ("**DUTCH RESIDENT**") WHO ARE HOLDERS OF THE NOTES ON THE CLOSING DATE OR, TO THE EXTENT NOTES ARE ISSUED DIRECTLY TO SUCH HOLDERS OR ISSUED IN CIRCUMSTANCES WHERE THE ISSUER IS REASONABLY AWARE OF THEIR IDENTITY ON OR PRIOR TO THE CLOSING DATE, SUCH DUTCH RESIDENT HOLDERS MUST QUALIFY AS PROFESSIONAL MARKET PARTIES ("**PMP'S**") AND BE VERIFIED AS SUCH BY THE ISSUER ON OR PRIOR TO SUCH CLOSING DATE IN ACCORDANCE WITH THE DUTCH CENTRAL BANK'S 2005 POLICY RULES PURSUANT TO THE DUTCH BANKING ACT EXEMPTION REGULATION (*BELEIDSREGEL 2005 KERNBEGRIPPEN MARKTTOETREDING EN HANDHAVING WTK 1992*); AND

(C) ALL NOTES ARE HELD AT THE TIME OF ISSUANCE THROUGH A CLEARING SYSTEM THAT IS ESTABLISHED IN A MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, THE UNITED STATES, JAPAN, AUSTRALIA, CANADA OR SWITZERLAND IN WHICH SECURITIES CAN ONLY BE HELD THROUGH A LICENSED BANK OR SECURITIES FIRM OR DIRECTLY BY A MEMBER OF SUCH CLEARING SYSTEM QUALIFYING AS A PMP.

FURTHERMORE, THE RESTRICTED CLASS F-2 SUBORDINATED NOTES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR DELIVERED, DIRECTLY OR INDIRECTLY, ON THEIR CLOSING DATE OR AT ANY TIME THEREAFTER, TO DUTCH RESIDENTS AND ALL RESTRICTED CLASS F-2 SUBORDINATED NOTES SHALL BEAR A LEGEND TO THE FOLLOWING EFFECT:

"THIS GLOBAL CERTIFICATE OR RESTRICTED CLASS F-2 SUBORDINATED NOTE MAY NOT BE SOLD, TRANSFERRED OR DELIVERED TO INDIVIDUALS OR LEGAL ENTITIES WHO ARE ESTABLISHED, DOMICILED OR HAVE THEIR RESIDENCE IN THE NETHERLANDS ("**DUTCH RESIDENTS**") OTHER THAN TO PROFESSIONAL MARKET PARTIES ("**PMP'S**") WITHIN THE MEANING OF THE EXEMPTION REGULATION UNDER THE DUTCH ACT ON THE SUPERVISION OF CREDIT INSTITUTIONS 1992 THAT ACQUIRE

SUCH GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE (OR ANY INTEREST HEREIN) FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER PMP AND THAT TRADE OR INVEST IN SECURITIES IN THE CONDUCT OF A BUSINESS OR PROFESSION.

EACH DUTCH RESIDENT BY PURCHASING THIS GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE (OR ANY INTEREST HEREIN), WILL BE DEEMED TO HAVE REPRESENTED AND AGREED FOR THE BENEFIT OF THE ISSUER THAT IT IS SUCH A PMP AND IS ACQUIRING THIS GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER PMP.

EACH HOLDER OF THIS GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE (OR ANY INTEREST THEREIN), BY PURCHASING SUCH GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE (OR ANY INTEREST THEREIN), WILL BE DEEMED TO HAVE REPRESENTED AND AGREED FOR THE BENEFIT OF THE ISSUER THAT (1) SUCH GLOBAL CERTIFICATE/RESTRICTED CLASS F-2 SUBORDINATED NOTE (OR ANY INTEREST THEREIN) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO DUTCH RESIDENTS OTHER THAN TO A PMP ACQUIRING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER PMP AND THAT (2) THE HOLDER WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS DESCRIBED HEREIN TO ANY SUBSEQUENT TRANSFEREE."

New Zealand Selling Restrictions

THE NOTES MAY NOT BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, NOR MAY ANY PROSPECTUS OR ADVERTISEMENT IN RELATION TO ANY OFFER OF NOTES BE DISTRIBUTED IN NEW ZEALAND, OTHER THAN:

(I) TO PERSONS WHOSE PRINCIPAL BUSINESS IS THE INVESTMENT OF MONEY OR WHO, IN THE COURSE OF AND FOR THE PURPOSES OF THEIR BUSINESS, HABITUALLY INVEST MONEY, OR WHO IN ALL THE CIRCUMSTANCES CAN PROPERLY BE REGARDED AS HAVING BEEN SELECTED OTHER THAN AS MEMBERS OF THE PUBLIC; OR

(II) IN OTHER CIRCUMSTANCES WHERE THERE IS NO CONTRAVENTION OF THE SECURITIES ACT 1978 OF NEW ZEALAND.

Norwegian Selling Restrictions

NO ACTION HAS OR WILL BE TAKEN FOR THE OFFERING OF NOTES TO BE REGISTERED UNDER THE PUBLIC OFFERING RULES OF THE SECURITIES TRADING ACT 1997 (AS AMENDED). EACH INVESTOR SHOULD CAREFULLY CONSIDER INDIVIDUAL TAX ISSUES BEFORE INVESTING IN THE NOTES. THIS DOCUMENT MUST NOT BE COPIED OR OTHERWISE DISTRIBUTED BY THE RECIPIENT.

Philippines Selling Restrictions

THE NOTES BEING OFFERED OR SOLD HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE PHILIPPINES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE OF THE PHILIPPINES ("**SRC**"). ANY FUTURE OFFER OR SALE THEREOF WITHIN THE PHILIPPINES IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SRC UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION UNDER THE SRC.

Polish Selling Restrictions

NO PERMIT HAS BEEN OBTAINED FROM THE POLISH SECURITIES AND EXCHANGE COMMISSION IN RELATION TO THE ISSUE OF THE NOTES. ACCORDINGLY, THE NOTES WILL NOT BE ADMITTED TO TRADING ON THE REGULATED MARKET IN POLAND NOR BE OFFERED IN THE REPUBLIC OF POLAND ("**POLAND**") IN THE COURSE OF ACT ON PUBLIC OFFERING, CONDITIONS GOVERNING THE INTRODUCTION OF FINANCIAL

INSTRUMENTS TO ORGANISED TRADING, AND PUBLIC COMPANIES OF 29 JULY 2005 (JOURNAL OF LAWS OF 2005, NO. 184 ITEM 1539) AS PART OF THEIR INITIAL DISTRIBUTION OR OTHERWISE TO RESIDENTS OF POLAND. PURSUANT TO ARTICLE 3 OF THE ACT ON PUBLIC OFFERING "**PUBLIC OFFERING**" MEANS "COMMUNICATION IN ANY FORM AND BY ANY MEANS, MADE WITHIN THE REPUBLIC OF POLAND AND ADDRESSED TO AT LEAST 100 PERSONS, OR TO AN UNSPECIFIED ADDRESSEE, WHICH CONTAINS SUFFICIENT INFORMATION ON THE SECURITIES TO BE OFFERED AND TERMS AND CONDITIONS OF THEIR ACQUISITION, SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE THESE SECURITIES". THE ACQUISITION AND HOLDING OF NOTES BY RESIDENTS OF POLAND MAY BE SUBJECT TO RESTRICTIONS IMPOSED BY POLISH LAW (INCLUDING FOREIGN EXCHANGE REGULATIONS) AND THE OFFER AND SALE OF NOTES TO POLISH RESIDENTS OR WITHIN POLAND IN SECONDARY TRADING MAY ALSO BE SUBJECT TO RESTRICTIONS.

Portuguese Selling Restrictions

NO OFFER OF THE NOTES HAS BEEN REGISTERED WITH THE PORTUGUESE SECURITIES MARKET COMMISSION (THE "**CMVM**"). EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT WILL REPRESENT, WARRANT AND AGREE THAT IT HAS NOT OFFERED OR SOLD, AND IT WILL NOT OFFER OR SELL ANY NOTES IN PORTUGAL OR TO RESIDENTS OF PORTUGAL OTHERWISE THAN IN ACCORDANCE WITH APPLICABLE PORTUGUESE LAW.

NO ACTION HAS BEEN OR WILL BE TAKEN THAT WOULD PERMIT A PUBLIC OFFERING OF ANY OF THE NOTES IN PORTUGAL. ACCORDINGLY, NO NOTES MAY BE OFFERED, SOLD OR DELIVERED EXCEPT IN CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS. IN PARTICULAR, EACH OF THE INITIAL PURCHASER AND THE PLACEMENT AGENT WILL REPRESENT, WARRANT AND AGREE THAT NO OFFER HAS BEEN ADDRESSED TO MORE THAN 200 (NON-INSTITUTIONAL) PORTUGUESE INVESTORS; NO OFFER HAS BEEN PRECEDED OR FOLLOWED BY PROMOTION OR SOLICITATION TO UNIDENTIFIED INVESTORS, OR FOLLOWED BY PUBLICATION OF ANY PROMOTIONAL MATERIAL. THE NOTES ARE INTENDED FOR INSTITUTIONAL INVESTORS. INSTITUTIONAL INVESTORS WITHIN THE MEANING OF ARTICLE 30 OF THE SECURITIES CODE ("**CÓDIGO DOS VALORES MOBILIÁRIOS**") INCLUDES CREDIT INSTITUTIONS, INVESTMENT FIRMS, INSURANCE COMPANIES, COLLECTIVE INVESTMENT INSTITUTIONS AND THEIR RESPECTIVE MANAGING COMPANIES, PENSION FUNDS AND THEIR RESPECTIVE PENSION FUND-MANAGING COMPANIES, OTHER AUTHORISED OR REGULATED FINANCIAL INSTITUTIONS, NOTABLY SECURITISATION FUNDS AND THEIR RESPECTIVE MANAGEMENT COMPANIES AND ALL OTHER FINANCIAL COMPANIES, SECURITISATION COMPANIES, VENTURE CAPITAL COMPANIES, VENTURE CAPITAL FUNDS AND THEIR RESPECTIVE MANAGEMENT COMPANIES.

Spanish Selling Restrictions

THE SALE OF THE NOTES DESCRIBED HEREIN DOES NOT FORM PART OF ANY PUBLIC OFFER OF THE NOTES IN SPAIN. EACH INVESTOR IN SPAIN HAS ACKNOWLEDGED AND REPRESENTED THAT IT HAS ENTERED INTO AN INDIVIDUAL TRANSACTION THAT HAS BEEN NEGOTIATED AND/OR AGREED BETWEEN IT AND THE SELLER OF THE NOTES UPON THE REQUEST OF SUCH INVESTOR. EACH INVESTOR IN SPAIN ACKNOWLEDGES THAT IT HAS NOT RECEIVED ANY ADVERTISING OR MARKETING MATERIAL FROM THE SELLER OF THE NOTES REGARDING SUCH TRANSACTION. ANY SUBSEQUENT TRANSACTION SUCH INVESTOR EXECUTES REGARDING THE NOTES (INCLUDING REQUESTING THE REGISTRAR TO TRANSFER THE NOTES ON TO ANY ENTITY MANAGED OR CONTROLLED BY SUCH INVESTOR) WILL BE EXECUTED ON THE INVESTOR'S OWN BEHALF ONLY AND NOT ON BEHALF OF OR FOR THE ACCOUNT OF ANY OTHER PERSON.

THESE NOTES MAY NOT BE DIRECTLY OR INDIRECTLY SOLD, TRANSFERRED OR DELIVERED IN SPAIN ANY MANNER, AT ANY TIME OTHER THAN TO QUALIFIED INVESTORS (*INVERSORES CUALIFICADOS*), WHICH FOR THE PURPOSES HEREOF SHALL

INCLUDE ONLY PENSION FUNDS (FONDOS DE PENSIONES), COLLECTIVE INVESTMENT SCHEMES (*INSTITUCIONES DE INVERSIÓN COLECTIVA*), SECURITISATION FUNDS (*FONDOS DE TITULIZACIÓN*), INSURANCE COMPANIES (*COMPAÑÍAS DE SEGUROS*), BANKS, SAVING BANKS AND OTHER CREDIT ENTITIES (*BANCOS, CAJAS DE AHORRO Y OTRAS ENTIDADES DE CREDITO*) AND SECURITIES FIRMS (SOCIEDADES Y AGENCIAS DE VALORES) AND OTHER INVESTORS CLASSIFIED BY SPANISH SECURITIES LAWS AND REGULATIONS AS "QUALIFIED INVESTORS" (*INVERSORES CUALIFICADOS*).

THE OFFERING OR SALE OF THE NOTES CONTEMPLATED IN THE PROSPECTUS, OR THE DISTRIBUTION OF THE PROSPECTUS OR ANY OTHER DOCUMENT RELATING TO THE NOTES IN SPAIN SHALL NOT CONSTITUTE, PURSUANT TO THE ARTICLE 30 BIS 1 OF LAW 24/1988 OF 28 JULY OF THE SECURITIES MARKETS (AS AMENDED BY ROYAL DECREE LAW 5/2005 OF 11 MARCH), A PUBLIC OFFERING OF SECURITIES IN SPAIN. AS A CONSEQUENCE, THE PROSPECTUS (AND NO OTHER PROSPECTUS OR PROSPECTUS RELATING TO THE NOTES) HAS NOT BEEN AND IS NOT ENVISAGED TO BE APPROVED BY, REGISTERED OR FILED WITH, OR NOTIFIED TO THE COMISION NACIONAL DEL MERCADO DE VALORES OR ANY OTHER REGULATORY AUTHORITY IN SPAIN, AND DOES NOT CONSTITUTE A PROSPECTUS FOR THE PUBLIC OFFERING OF SECURITIES IN SPAIN.

Swedish Selling Restrictions

NEITHER THE OFFERING OF THE NOTES NOR THIS PROSPECTUS IS SUBJECT TO ANY REGISTRATION OR APPROVAL REQUIREMENTS IN SWEDEN AND THIS PROSPECTUS HAS NOT BEEN, NOR WILL IT BE, REGISTERED OR APPROVED BY FINANSINSPEKTIONEN.

ACCORDINGLY, THE NOTES MAY NOT, DIRECTLY OR INDIRECTLY, BE OFFERED OR SOLD TO ANY MEMBER OF THE PUBLIC IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (*LAG (1991:980) OM HANDEL MED FINANSIELLA INSTRUMENT*).

THIS DOCUMENT MAY NOT BE REPRODUCED OR DIRECTLY OR INDIRECTLY BE DISTRIBUTED TO ANY OTHER PERSON OTHER THAN THE ORIGINAL RECIPIENT WITHOUT THE EXPRESS CONSENT OF THE INITIAL PURCHASER OR THE PLACEMENT AGENT.

United Kingdom Selling Restrictions

ANY INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE "**FSMA**")) IN CONNECTION WITH THE ISSUE OR SALE OF ANY NOTES MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUER.

EACH PURCHASER OF THE NOTES MUST COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE NOTES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

AVAILABLE INFORMATION

To permit compliance with Rule 144A under the Securities Act in connection with the sale of the Notes, the Issuer will be required to furnish or cause to be furnished, upon request of a holder of a Note, to such holder and a prospective purchaser who is a QIB designated by such holder, the information required to be delivered under Rule 144A(d)(4) under the Securities Act if at the time of the request the Issuer is neither a reporting company under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934 (the "**Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act. All information made available by the Issuer pursuant to the terms of this paragraph may also be obtained during usual business hours free of charge at the office of the Irish Paying Agent.

CURRENCIES

In this document, unless otherwise specified or the context otherwise requires, all references to "**Euro**", "**EUR**" and "**€**" are to the single currency introduced in January 1999 pursuant to the Treaty Establishing the European Community as amended, references to "**U.S. Dollars**", "**U.S.$**" and "**USD**" are to the lawful currency of the United States and references to "**Sterling**" and "**£**" are to the lawful currency of the United Kingdom.

STABILISATION

In connection with this issue, Goldman Sachs International (the "**Stabilising Manager**") (or persons acting on behalf of the Stabilising Manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action nor is under any obligation to do so. Any stabilisation action may begin on or after the Closing Date and, if begun may be ended at any time, but it must end no later than the earlier of 30 days after the Closing Date and 60 days after the date of the allotment of the Notes. Any stabilisation action or allotment shall be conducted in accordance with all applicable laws and rules.

INTERNAL REVENUE SERVICE CIRCULAR 230 DISCLOSURE

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR 230, WE HEREBY INFORM YOU THAT THE DESCRIPTION SET OUT HEREIN WITH RESPECT TO U.S. FEDERAL TAX ISSUES WAS NOT INTENDED OR WRITTEN TO BE USED, AND SUCH DESCRIPTION CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE. SUCH DESCRIPTION WAS WRITTEN TO SUPPORT THE MARKETING OF THE NOTES. THIS DESCRIPTION IS LIMITED TO THE U.S. FEDERAL TAX ISSUES DESCRIBED HEREIN. IT IS POSSIBLE THAT ADDITIONAL ISSUES MAY EXIST THAT COULD AFFECT THE U.S. FEDERAL TAX TREATMENT OF AN INVESTMENT IN THE NOTES, OR THE MATTER THAT IS THE SUBJECT OF THE DESCRIPTION NOTED HEREIN, AND THIS DESCRIPTION DOES NOT CONSIDER OR PROVIDE ANY CONCLUSIONS WITH RESPECT TO ANY SUCH ADDITIONAL ISSUES. TAXPAYERS SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

NOTWITHSTANDING ANYTHING IN THIS PROSPECTUS TO THE CONTRARY, EACH PROSPECTIVE INVESTOR (AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF EACH PROSPECTIVE INVESTOR) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF AN INVESTMENT IN THE NOTES AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSES) THAT ARE PROVIDED TO THE PROSPECTIVE INVESTOR RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE, EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS SUBJECT TO RESTRICTIONS REASONABLY NECESSARY TO COMPLY WITH SECURITIES LAWS. FOR THESE PURPOSES, THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES MEANS THE PURPORTED OR CLAIMED U.S. FEDERAL, STATE AND LOCAL INCOME TAX TREATMENT OF AN INVESTMENT IN THE NOTES. MOREOVER, THE TAX STRUCTURE OF AN INVESTMENT IN THE NOTES INCLUDES ANY FACT THAT MAY BE RELEVANT TO UNDERSTANDING THE PURPORTED OR CLAIMED U.S. FEDERAL, STATE, AND LOCAL INCOME TAX TREATMENT OF AN INVESTMENT IN THE NOTES.

TABLE OF CONTENTS

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GENERAL DESCRIPTION OF NOTES

The following general description does not purport to be complete and is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus and related documents referred to herein. Capitalised terms not specifically defined in this general description have the meanings set out in Condition 1 (Definitions) under "Terms and Conditions of the Notes" below or are defined elsewhere in this Prospectus. An index of defined terms appears at the back of this Prospectus. References to a "Condition" are to the specified Condition in the "Terms and Conditions of the Notes" below and references to "Conditions of the Notes" are to the "Terms and Conditions of the Notes" below. For a discussion of certain risk factors to be considered in connection with an investment in the Notes, see "Risk Factors".

Issuer — CELF Loan Partners IV plc, a public company with limited liability incorporated under the laws of Ireland with a registered number of 426909.

Collateral Manager — CELF Investment Advisors Limited whose registered office is at Lansdowne House, 57 Berkeley Square, London, W1J 6ER.

Collateral Administrator — The Bank of New York acting through its office at One Canada Square, London E14 5AL.

Trustee — BNY Corporate Trustee Services Limited whose registered office is at One Canada Square, London E14 5AL.

Initial Purchaser and Placement Agent — Goldman Sachs International whose registered office is at Peterborough Court, 133 Fleet Street, London EC4A 2BB.

VFN Agent — The Bank of New York acting through its office at One Canada Square, London E14 5AL.

Notes

Class of Notes	Principal Amount	Stated Interest Rate[1]	S&P Rating[2]	Moody's Rating[2]	Stated Maturity	Initial Offer Price[3]
Class A-1 VF Notes	Up to €150,000,000	6 month VFN EURIBOR + 0.27% 6 month VFN Sterling LIBOR + 0.27% 6 month VFN Dollar LIBOR + 0.27%	"AAA"	"Aaa"	3 May 2023	100%
Class A-2a	€199,000,000	6 month EURIBOR + 0.195%	"AAA"	"Aaa"	3 May 2023	100%
Class A-2b	€50,000,000	6 month EURIBOR + 0.27%	"AAA"	"Aaa"	3 May 2023	100%
Class B	€42,000,000	6 month EURIBOR + 0.37%	"AA"	"Aa2"	3 May 2023	100%
Class C	€39,000,000	6 month EURIBOR + 0.57%	"A"	"A2"	3 May 2023	100%
Class D	€33,000,000	6 month EURIBOR + 1.35%	"BBB-"	"Baa3"	3 May 2023	100%
Class E	€25,500,000	6 month EURIBOR + 3.40%	"BB-"	"Ba3"	3 May 2023	100%
Class F-1 Subordinated Restricted	€59,000,000	N/A[4]	Not Rated	Not Rated	3 May 2023	100%
Class F-2 Subordinated	€2,500,000	N/A[4]	Not Rated	Not Rated	3 May 2023	100%

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1 The rate of interest of the Notes of each Class (other than the Class A-1 VF Notes) for the period from, and including, the Closing Date to, but excluding, 29 November 2007 will be determined through the use of linear interpolation by reference to six month EURIBOR and seven month EURIBOR. The Class A-1 VF Notes will bear interest at the VFN Euro Rate of Interest with respect to amounts drawn in Euro, the VFN Sterling Rate of Interest with respect to amounts drawn in Sterling and the VFN US Dollar Rate of Interest with respect to amounts drawn in US Dollars, as provided herein and in accordance with the Class A-1 VF Note Purchase Agreement.

2 The ratings assigned to the Class A Notes address the timely payment of interest and the ultimate payment of principal. The ratings assigned to the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes address the

ultimate payment of principal and interest. A security rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision, suspension or withdrawal at any time by the applicable Rating Agency. It is a condition of issuance and sale of the Notes that they are assigned at least the stated ratings from S&P and Moody's.

3 The Initial Purchaser may offer the Notes at other prices as may be negotiated at the time of sale.

4 Subject to available Interest Proceeds. See Condition 6(a)(ii) (*Class F Subordinated Notes*).

Eligible Purchasers

The Notes will be offered:

(a) outside of the United States to non U.S. Persons in "offshore transactions" in reliance on Regulation S; and

(b) except in the case of the Restricted Class F-2 Subordinated Notes, within the United States to persons and outside the United States to U.S. Persons who are both QIBs and QPs in reliance on Rule 144A and, in the case of the Restricted Class F-2 Subordinated Notes, who are both Accredited Investors and Eligible ICA Investors in reliance on Regulation D.

Class A-1 VF Notes

The VFN Facility (as defined below) shall be used only (a) during the Funding Period, for funding the purchase by the Issuer, or the Collateral Manager on its behalf, of Collateral Debt Obligations (including any notional amount or Synthetic Collateral to be deposited into the Synthetic Collateral Accounts in relation to the purchase of any Synthetic Security) (b) during the Funding Period, for funding any drawings required by any Delayed Drawdown Collateral Debt Obligation, Revolving Obligation or Synthetic Security purchased during the Reinvestment Period and (c) during the Currency Availability Period, to make any Currency Switch. Euro Drawings shall be used to fund the purchase of Euro Collateral Debt Obligations or Restricted Currency Collateral Debt Obligations. Sterling Drawings shall be used to fund the purchase of Sterling Collateral Debt Obligations. US Dollar Drawings shall be used to fund the purchase of US Dollar Collateral Debt Obligations. Euro Drawings, Sterling Drawings and US Dollar Drawings may be used to fund Euro, Sterling or US Dollar amounts, respectively, under any Revolving Obligation, Delayed Drawdown Collateral Debt Obligation or Synthetic Security. The Class A-1 VF Noteholders shall not be bound to inquire as to, nor shall it be concerned with, the use or application of the proceeds of any Drawing.

The maximum aggregate principal amount of the Class A-1 VF Note facility (the "**VFN Facility**") is €150,000,000 (or its equivalent in US Dollars or Sterling converted in such case at the Initial Rate of Exchange). Amounts drawn in U.S. Dollars shall be limited to an amount equivalent to €60,000,000 calculated using the Initial Rate of Exchange. Any Drawing made under the Class A-1 VF Note Purchase Agreement shall reduce the sum of the Total Undrawn Amount which is thereafter available to be drawn down (X) in Euro by an amount equal to such Euro Drawing; (Y) in Sterling by the Euro equivalent of such Sterling Drawing,

converted at the Initial Rate of Exchange; and (Z) in US Dollars by the Euro equivalent of the US Dollar Drawing, calculated at the Initial Rate of Exchange.

If any Class A-2 Refinancing Notes are issued, the Issuer shall repay, on the date of the issuance of such Class A-2 Refinancing Notes an amount equal to the amounts outstanding in Euro under the VFN Facility.

The Issuer shall pay to the VFN Commitment Holders a commitment fee (the "**Commitment Fee**") in Euro in respect of each Accrual Period which will equal the sum of (i) an amount calculated on the basis of actual days elapsed in each Accrual Period and a 360 day year at the rate of 0.18 per cent. per annum upon the daily weighted average amount in such Accrual Period of the Total Undrawn Amount; (ii) any Break Costs not available to be paid on the day of a prepayment under Clause 4.1(a) (*Repayment*) of the Class A-1 VF Note Purchase Agreement and (iii) if during such Accrual Period the aggregate of each Euro Drawing, each Sterling Drawing and each US Dollar Drawing (converted where relevant into Euro at the Initial Rate of Exchange) (together, the "**Aggregate VFN Drawing**") is less than 50 per cent. of the Total VFN Commitments (such difference between the Aggregate VFN Drawing and 50 per cent. of the Total VFN Commitments being the "**Drawing Shortfall"**), an amount shall be calculated by the VFN Agent applying the product obtained by (X) multiplying 0.09 per cent. by the Drawing Shortfall; and (Z) the actual number of days elapsed in such Accrual period divided by 360.

The Commitment Fee shall be paid to the VFN Commitment Holder, in respect of each Accrual Period, on the Payment Date immediately following the end of such Accrual Period in accordance with the Priorities of Payment.

The VFN Commitment Holders must also meet the Rating Requirements. If a VFN Commitment Holder fails to satisfy the applicable Rating Requirements set out in the Class A-1 VF Note Purchase Agreement or defaults on its obligation to provide Drawings under the Class A-1 VF Note Purchase Agreement, the relevant VFN Commitment Holder shall be required to take action as set out more specifically in the Class A-1 VF Note Purchase Agreement.

No other Notes (other than the Class A-2 Refinancing Notes) will be issued to refinance amounts owing under the Class A-1 VF Note Purchase Agreement. See "*Description of the Class A-1 VF Note Purchase Agreement*".

Voting Rights of the Class A-1 VF Noteholders and the VFN Commitment Holders

For the purposes of voting on resolutions and issuing directions to the Trustee and any other decisions required to be made by the Class A-1 VF Noteholders from time to time, votes shall be determined by reference to the Total

Undrawn Amount held by the VFN Commitment Holders and the Total VFN Outstandings held by the Class A-1 VF Noteholders at such time, provided that for the purposes of any vote required pursuant to Condition 10(b) (*Acceleration*), votes shall be determined by reference to the Undrawn and Committed Amount rather than the Total Undrawn Amount. The principal amounts of Class A-2 Notes Outstanding and Total VFN Outstandings under the Class A-1 VF Notes and Total Undrawn Amount held by the VFN Commitment Holders (except for the purposes of any vote required pursuant to Condition 10(b) (*Acceleration*) where the Undrawn and Committed Amount held by the VFN Commitment Holders shall be referred to) shall constitute one class and the most senior class, for so long as any such amounts or such commitments are outstanding, for the purposes of voting on resolutions and issuing directions to the Trustee and any other decisions required to be made by such Class of Noteholders.

Distributions on the Notes

Payment Dates

29 May and 29 November of each year, commencing on 29 November 2007 and ending on the Maturity Date (subject to adjustment for non Business Days in accordance with the Conditions of the Notes).

Interest Payments on the Class A-2, Class B, Class C, Class D and Class E Notes

Interest in respect of the Notes of each Class will be payable semi-annually in arrear on each Payment Date (other than interest in respect of the Notes of each Class for the period from, and including, 3 May 2007 to, but excluding, 29 November, which will be payable in arrear on 29 November) in accordance with the Interest Proceeds Priority of Payments.

Deferral of Interest

Failure on the part of the Issuer to pay the Interest Amounts due and payable on any Class of Notes pursuant to Condition 6 (*Interest*) and the Priorities of Payment shall not be an Event of Default unless and until (a) such failure continues for a period of at least five days and (b) in respect of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes:

- in the case of non-payment of interest due and payable on the Class B Notes, the Class A Notes have been redeemed in full;
- in the case of non-payment of interest due and payable on the Class C Notes, the Class A Notes and the Class B Notes have been redeemed in full;
- in the case of non-payment of interest due and payable on the Class D Notes, the Class A Notes, the Class B Notes and the C Notes have been redeemed in full; and
- in the case of non-payment of interest due and payable on the Class E Notes, the Class A Notes,

the Class B Notes, the Class C Notes and the Class D Notes have been redeemed in full,

and save in each case as the result of any deduction therefrom or the imposition of any withholding tax thereon as set out in Condition 9 (*Taxation*). To the extent that interest payments on the Class B Notes, the Class C Notes, the Class D Notes and/or the Class E Notes are not made on the relevant Payment Date in such circumstances, an amount equal to such unpaid interest will be added to the principal amount of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as applicable, and thereafter will accrue interest on such unpaid amount at the rate of interest applicable to such Notes. See Condition 6(c) (*Deferral of Interest*).

Non-payment of amounts due and payable on the Class F Subordinated Notes as a result of the insufficiency of available Interest Proceeds will not constitute an Event of Default. In the event there is insufficiency of available Interest Proceeds, interest will not accrue on the Class F Subordinated Notes.

Interest on the Class A-1 VF Notes and Class A-2 Refinancing Notes

The Principal Amount Outstanding on any Payment Date on the Class A-1 VF Notes will bear interest at the rate determined in accordance with Condition 6 (*Interest*), which will be payable to the Class A-1 VF Noteholders on such Payment Date.

If Class A-2 Refinancing Notes are issued to refinance all Drawings, such Class A-2 Refinancing Notes will be issued on terms such that they form a fungible series with either the Class A-2a Notes or the Class A-2b Notes, as applicable, in their respective pro rata amounts from the first Payment Date after the issuance of such Class A-2 Refinancing Notes and, accordingly, the Class A-2 Refinancing Notes will accrue interest at the same rate as the Class A-2 Notes.

Principal Payments on the Notes

Subject to Condition 7 (*Redemption and Purchase*), principal payments on the Notes may be made in the following circumstances:

(a) on the Maturity Date;

(b) on any Payment Date following a breach of a Coverage Test;

(c) on the Payment Date following the Effective Date and on each Payment Date thereafter to the extent required, in the event that an Effective Date Rating Event has occurred and such Effective Date Rating Event is continuing unremedied and unwaived on the second Business Day prior to such Payment Date;

(d) on any Payment Date on or after the expiry of the

Non-Call Period at the option of the Class F Subordinated Noteholders or on any Payment Date following the occurrence of any Collateral Tax Event at the option of the Class F Subordinated Noteholders;

(e) after the Reinvestment Period, on each Payment Date out of Principal Proceeds;

(f) on any Payment Date during the Reinvestment Period at the discretion of the Collateral Manager (acting on behalf of the Issuer) following written notification by the Collateral Manager to the Trustee that it has been unable, for a period of 20 consecutive Business Days, to identify a sufficient quantity of additional or Substitute Collateral Debt Obligations in which to invest or reinvest Principal Proceeds;

(g) on any Payment Date, at the option of the Controlling Class or the Class F Subordinated Noteholders, in each case acting by way of Extraordinary Resolution, following the occurrence of a Note Tax Event, subject to (i) the Issuer having failed to change the territory in which it is resident for tax purposes and (ii) certain minimum time periods; and

(h) any time following an Event of Default which occurs and is continuing and has not been cured. See Condition 10 (*Events of Default*).

Payments of principal will be made in accordance with the Principal Proceeds Priority of Payments.

For the avoidance of doubt, satisfaction of the Coverage Tests shall take into account any cancellation of the Total VFN Commitment pursuant to the Class A-1 VF Note Purchase Agreement.

Optional Redemption

Non-Call Period

During the period from the Closing Date up to, but excluding, the Payment Date falling on or immediately prior to 29 May 2010 (the "**Non-Call Period**") the Notes are not subject to optional redemption (save for upon a Collateral Tax Event or a Note Tax Event, see "*Tax Events*" below). See Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) and Condition 7(h) (*Redemption Following Note Tax Event*).

Optional Redemption After Non-Call Period

Subject to the provisions of Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*), the Notes of each Class are redeemable by the Issuer, in whole but not in part, at the applicable Redemption Prices (see below), from the proceeds of liquidation or realisation of the Collateral on any Payment Date falling on or after expiry of

the Non-Call Period at the request of the Class F Subordinated Noteholders acting by Extraordinary Resolution.

The Notes shall not be redeemed in accordance with Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) unless the Issuer, based on the certification of the Collateral Manager, shall have certified to the Trustee (which shall be entitled to rely on such certificate without further enquiry) in a form satisfactory to the Trustee (and within the time periods set out in Condition 7(b)(ii) (*Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders*) that the Expected Net Proceeds (as defined in such Condition) from either (i) the entry into of one or more binding agreements with a financial institution or (ii) the liquidation proceeds of the Portfolio (calculated as provided in such Condition) which are expected to be received in immediately available funds not later than two Business Days immediately prior to the scheduled Redemption Date will equal or exceed the applicable Redemption Threshold Amount (as defined in the Conditions). See Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*).

The Notes are also subject to redemption at the option of the Class F Subordinated Noteholders upon the occurrence of a Collateral Tax Event or (subject to certain conditions) at the option of the Controlling Class or the Class F Subordinated Noteholders upon the occurrence of a Note Tax Event, subject to, and in accordance with, the terms of, respectively, Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) and Condition 7(h) (*Redemption Following Note Tax Event*).

Redemption Prices

The Redemption Price applicable to the Class A-1 VF Notes will be equal to 100 per cent. of the outstanding Drawn Amount under the Class A-1 VF Note Purchase Agreement, together with interest accrued thereon to the date of redemption, including any accrued and unpaid Commitment Fee and Break Costs.

The Redemption Price of the Class A-2 Notes (including any Class A-2 Refinancing Notes), the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be (a) 100 per cent. of the outstanding principal amount of the Notes to be redeemed plus (b) accrued and unpaid interest thereon (including any accrued and unpaid Deferred Interest on such Notes) to the day of redemption.

The Redemption Price for each Class F Subordinated Note will be its *pro rata* share of the aggregate proceeds of liquidation of the Collateral, or realisation of the security thereover in such circumstances, remaining following the redemption and payment in full of all other amounts required to be paid in priority thereto in accordance with the

Priorities of Payment.

Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment

If on or after the Payment Date occurring in May 2010 (1) holders of a majority of the Class F Subordinated Notes and the Collateral Manager consent to a proposed amendment, modification, supplement or waiver of the provisions of any Transaction Document relating to interest on the Rated Notes or specified Classes of Rated Notes (a "**Pricing Amendment**"), (2) any relevant Class or Classes of holder(s) of Rated Notes whose consent is required to effect such Pricing Amendment under the Transaction Documents do not provide their consent thereto within fifteen Business Days after the request therefor is notified to such holder(s) in accordance with Condition 16 (*Notices*) (each a "**Non-Consenting Noteholder**"), (3) so long as the Pricing Amendment has been approved by holders of a majority of the Class F Subordinated Notes and the Collateral Manager and, therefore, only requires the consent of the Non-Consenting Noteholders, and (4) Rating Agency Confirmation has been obtained and ratings of the Replacement Notes are obtained from the Rating Agencies corresponding to the ratings assigned by the Rating Agencies to the corresponding Rated Note(s) of all such Non-Consenting Noteholders (the "**Non-Consenting Notes**"), then the Issuer and the Trustee shall, if so directed by the holders of a majority of the Class F Subordinated Notes and the Collateral Manager, effect a refinancing (a "**Non-Consenting Note Refinancing**") of the Non-Consenting Notes by the issuance of additional Rated Note(s) of the same Classes and respective principal amounts (the "**Replacement Notes**") to be purchased by a person or persons consenting to such Pricing Amendment and otherwise eligible under the provisions of the Trust Deed to be a holder of such Replacement Note(s) (each a "**Consenting Purchaser**"). See "*Risk Factors – A Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment May Result in a Shorter Holding Period than Expected*".

Liquidity Facility

For the period from the Closing Date until the end of the Due Period preceding the Payment Date falling in May 2015, or, if such day is not a Business Day, the immediately following Business Day, the Issuer will, subject to satisfaction of certain conditions, be entitled to make drawings under a liquidity facility (the "**Liquidity Facility**") provided by the Liquidity Facility Provider pursuant to the Liquidity Facility Agreement between it and the Issuer.

The maximum amount of the Liquidity Facility shall be €6,000,000 until the end of the Commitment Period (as defined below in "*Description of the Liquidity Facility Agreement*").

The Issuer will be entitled to draw under the Liquidity Facility Agreement funds for:

(a) the payment of interest in accordance with the Interest Proceeds Priority of Payments on any Payment Date;

(b) the acquisition or exercise of any Collateral Enhancement Obligation; and

(c) the payment of break costs pursuant to the Class A-1 VF Note Purchase Agreement.

Amounts which may be drawn by the Issuer under the Liquidity Facility for the purpose of the payment of interest are subject to a limit equal to the lesser of (a) the undrawn amount of the Liquidity Facility and (b) the amount equal to the Accrued Collateral Debt Obligation Interest.

Amounts so drawn by the Issuer will be applied as Interest Proceeds pursuant to the Interest Proceeds Priority of Payments on the related Payment Date.

Amounts which may be drawn by the Issuer under the Liquidity Facility for the purpose of the payment of the acquisition or exercise of any Collateral Enhancement Obligation are limited to €120,000 in aggregate in any Due Period and €300,000 in aggregate at any time subject to certain conditions.

Priorities of Payment

Interest Proceeds and Principal Proceeds will be applied on each Payment Date in accordance with the Priorities of Payment.

Interest Proceeds Priority of Payments

The Interest Proceeds Priority of Payments are represented in diagram form for the purposes of this section and any terms used herein are abbreviated for the purposes of this diagram. Please see Condition 3(c)(i) (*Application of Interest Proceeds*) for a full description.

Interest Proceeds shall be applied in the following order of priority on each Payment Date:


Application of Interest Proceeds
Issuer Fee and Issuer taxes
Trustee Fees and Expenses up to Senior Expenses Cap
Liquidity Facility Provider interest, principal and commitment fee payments (other than Additional Percentage amounts)
Administrative Expenses up to Senior Expenses Cap less payments to Trustee Fees and Expenses above
Senior Collateral Management Fee and accrued Interest of unpaid Senior Collateral Management Fee and VAT[1]
Scheduled Periodic: Asset Swap Payments; Interest Rate Hedge Payments; Credit Short Obligation Payments; Offsetting Credit Default Swap Payments; and payments under FX Derivative Transactions (including US Dollar Options and Sterling Options)
Asset Swap Termination Payments and Interest Rate Hedge Termination Payments (other than Defaulted Hedge Termination Payments), Credit Short Obligation Termination Payments (other than Defaulted Credit Short Obligation Termination Payments) and Offsetting Credit Default Swap Termination Payment (other than Defaulted Offering Credit Default Swap Termination Payments)
Interest on a pro rata basis on Class A-1 VF Notes and Class A-2 Notes (provided that, in respect of the Class A-2 Notes, interest is paid first on Class A-2a Notes and second on the Class A-2b Notes
Fail
If Interest Proceeds insufficient to pay interest on Class A Notes in full, Pari Passu Provisions shall apply instead of Multi-Currency Provisions
Class A Coverage Tests Pass/Fail?
Fail
Redemption of Class A Notes
Pass
Interest on Class B Notes
Class B Coverage Tests Pass/Fail?
Fail
Sequential redemption of Class A and B Notes, until tests satisfied
Pass
Deferred Interest on Class B Notes
Interest on Class C Notes
Class C Coverage Tests Pass/Fail?
Fail
Sequential redemption of Class A, B and C Notes, including Interest Amounts and Deferred Interest, until tests satisfied
Pass
Deferred Interest on Class C Notes
Interest on Class D Notes
Class D Coverage Tests Pass/Fail?
Fail
Sequential redemption of Class A, B, C and D Notes, including Interest Amounts and Deferred Interest, until tests satisfied
Pass
Deferred Interest on Class D Notes
Interest on Class E Notes
Class E Par Value Test Pass/Fail?
Fail
Redemption of Class E Notes until Class E Par Value Test satisfied
Pass
Deferred Interest on Class E Notes
Deferred Collateral Management Amount (comprising unpaid Senior Management Fees) in respect of a previous Payment Date
Effective Date Rating Event has occurred?
Yes
Sequential redemption of the Notes, including Interest and Deferred Interest, until event no longer occurring
No
During Reinvestment Period, is Reinvestment Diversion Threshold met?
No
Deposit up to 25% of Interest Proceeds into the relevant Principal Account to purchase Collateral Debt Obligations or such amount as would cause the Reinvestment Diversion Threshold to be met
Yes


Deferred Collateral Management Amount (comprising unpaid Senior Management Fees, Subordinated Collateral Management Fees, Current Incentive Collateral Management Fee Balance and Final Incentive Collateral Management Fees) in respect of a previous Payment Date
Unpaid Trustee Fees & Expenses
Unpaid Administrative Expenses
Defaulted Hedge Termination Payments, Defaulted Credit Short Obligation Termination Payments and Defaulted Offsetting Credit Default Swap Termination Payments
Credit Short Obligation Replacement Payments and Offsetting Credit Default Swap Replacement Payments
Unpaid Senior Collateral Management Fee and VAT[1]
Subordinated Collateral Management Fee and accrued Interest on unpaid Subordinated Collateral Management Fees and VAT[1]
Make Whole Tax Event Fee
Discretionary payment by Collateral Manager to Collateral Enhancement Accounts (up to EUR 3.6 million in aggregate)
Discretionary payment by Collateral Manager to FX Derivative Reserve Account to make payments in respect of FX Derivative Transactions (including Sterling Options and US Dollar Options)
Class F Subordinated Note Payments, until Current Incentive Collateral Management Fee Threshold met
Current Incentive Collateral Management Fee Balance and VAT[1]
Class F Subordinate Note Payments, until Final Incentive Collateral Management Threshold met
Final Incentive Collateral Management Fee Balance and VAT up to 50% of the remaining Interest Proceeds[1]
Class F Subordinated Note Payments

1 Collateral Manager may choose to defer and use for reinvestment into Additional Collateral as "**Deferred Collateral Management Amount**".

Principal Proceeds Priority of Payments

The Principal Proceeds Priority of Payments are represented in diagram form for the purposes of this section and any terms used herein are abbreviated for the purposes of this diagram. Please see Condition 3(c)(ii) (*Application of Principal Proceeds*) for a full description.

Principal Proceeds shall be applied in the following order of priority on each Payment Date:



Application of Principal Proceeds
Payments due under Interest Proceeds Priority of Payments to the extent not paid out of Interest Proceeds down to and including "Effective Date Rating Event" (but excluding Redemption of Class E Notes until Class E Par Value Test satisfied)
Special Redemption of the Notes at option of Collateral Manager or Optional Redemption by Class F Subordinated Noteholders
Yes
Sequential Redemption of the Notes including Interest Amounts and Deferred Interest
No
During or post Reinvestment Period
During
Reinvestment or to relevant Principal Account pending reinvestment
Post
Sequential redemption of the Notes, including Interest Amounts and Deferred Interest (except for proceeds designated for reinvestment)
Payments due under Interest Proceeds Priority of Payments from "Unpaid Deferred Collateral Management Amount pursuant to paragraphs (DD), (EE), (JJ), and (LL)" to "Class F Subordinated Note Payments" (but excluding "Payments into the Collateral Enhancement Account" and "Payments into the FX Derivative Reserve Account")

Note Payment Sequence

The application of Interest Proceeds in accordance with the Interest Proceeds Priority of Payments or the application of Principal Proceeds in accordance with the Principal Proceeds Priority of Payments, as applicable, shall be made in the following order:

(a) to the payment of accrued and unpaid Interest Amounts on the Class A Notes in accordance with the Pari Passu or Multi-Currency Provisions, as applicable, until such amounts have been paid in full;

(b) to the redemption of the Class A Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class A Notes have been fully redeemed in accordance with the Class A Note Redemption Method;

(c) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class B Notes until such amounts have been paid in full;

(d) to the redemption of the Class B Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class B Notes have been fully redeemed;

(e) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class B Notes until such amounts have been paid in full;

(f) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class C Notes until such amounts have been paid in full;

(g) to the redemption of the Class C Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class C Notes have been fully redeemed;

(h) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class C Notes until such amounts have been paid in full;

(i) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class D Notes until such amounts have been paid in full;

(j) to the redemption of the Class D Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class D Notes have been fully redeemed;

(k) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class D Notes until such amounts have been paid in full;

(l) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class E Notes until such amounts have been paid in full;

(m) to the redemption of the Class E Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class E Notes have been fully redeemed; and

(n) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class E Notes until such amounts have been paid in full,

provided that, for the purposes of any redemption of the Notes in accordance with the Note Payment Sequence following any breach of Coverage Tests, the Note Payment Sequence shall terminate immediately after the last paragraph above that refers to the Class of Notes to which such Coverage Test relates.

Collateral Management Fees

Senior Collateral Management Fee

The fee payable to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.15 per cent. per annum of the Average Aggregate Collateral Balance applicable in respect of the Due Period immediately preceding the related

Payment Date and any value added tax in respect thereof (if applicable) and if deferred in accordance with the Priorities of Payment, interest shall accrue at the rate of EURIBOR plus 2 per cent. per annum and shall be payable *pro rata* to the Collateral Manager and any former collateral managers by reference to the period of time that such entity was the "Collateral Manager". See "*The Collateral Management Agreement - Fees*".

Subordinated Collateral Management Fee

The fee payable to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.40 per cent. per annum of the Average Aggregate Collateral Balance applicable in respect of the Due Period immediately preceding the related Payment Date and any value added tax in respect thereof (if applicable) and if deferred in accordance with the Priorities of Payment, interest shall accrue at the rate of EURIBOR plus 2 per cent. per annum and shall be payable *pro rata* to the Collateral Manager and any former collateral managers by reference to the period of time that such entity was the "Collateral Manager". See "*Description of the Collateral Management Agreement - Fees*".

Current Incentive Collateral Management Fee

The incentive fee accruing to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.10 per cent. per annum of the Average Aggregate Collateral Balance applicable in respect of the Due Period immediately preceding the related Payment Date and any value added tax in respect thereof (if applicable). The Current Incentive Collateral Management Fee shall accrue from the Closing Date and shall be calculated on each Payment Date on the basis of a 360-day year and the actual number of days elapsed in the relevant Due Period. See "*The Collateral Management Agreement - Fees*".

Current Incentive Collateral Management Fee Balance

The Current Incentive Collateral Management Fee Balance is equal to the aggregate of all Current Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Current Incentive Collateral Management Fee Balance and less any amounts which have been previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and which have been added to the Deferred Collateral Management Amount, provided that (and without double counting) the Collateral Manager may designate for reinvestment or elect to defer payment of some or all of the amount that would have been payable as the Current Incentive Collateral Management Fee Balance ("**Deferred Collateral Management Amount**"). No interest will accrue on the Current Incentive Collateral Management Fee Balance. If at any time the collateral manager appointed under the Collateral Management

Agreement ceases to act as Collateral Manager thereunder, then such party will continue to be entitled to the Current Incentive Collateral Management Fee Balance, as at the time such appointment ceases. Such entitlement will be paid on subsequent Payment Dates on a *pro rata* and *pari passu* basis to any Successor Collateral Manager (as defined herein), subject to the Current Incentive Collateral Management Fee Threshold being reached on each relevant Payment Date. See "*The Collateral Management Agreement - Fees*".

Final Incentive Collateral Management Fee

The incentive fee accruing to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.20 per cent. per annum of the Average Aggregate Collateral Balance applicable in respect of the Due Period immediately preceding the related Payment Date. The Final Incentive Collateral Management Fee shall accrue from the Closing Date and shall be calculated on each Payment Date on the basis of a 360-day year and the actual number of days elapsed in the relevant Due Period. See "*The Collateral Management Agreement - Fees*".

Final Incentive Collateral Management Fee Balance

The Final Incentive Collateral Management Fee Balance is equal to the aggregate of all Final Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Final Incentive Collateral Management Fee Balance and less any amounts which have been previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and which have been added to the Deferred Collateral Management Amount, provided that (and without double counting) the Collateral Manager may designate for reinvestment or elect to defer payment of some or all of the amount that would have been payable as the Final Incentive Collateral Management Fee Balance ("**Deferred Collateral Management Amount**") provided that the amount payable shall be no more than 50 per cent. of the remaining Interest Proceeds payable to the Class F Subordinated Noteholders. No interest will accrue on the Final Incentive Collateral Management Fee Balance. If at any time the Collateral Manager appointed under the Collateral Management Agreement ceases to act as Collateral Manager thereunder, then such party will continue to be entitled to the Final Incentive Collateral Management Fee Balance, as at the time such appointment ceases on a *pro rata* and *pari passu* basis with any Successor Collateral Manager, subject to the Final Incentive Collateral Management Fee Threshold being reached on each relevant Payment Date. See "*The Collateral Management Agreement - Fees*".

Make Whole Tax Event Fee

The fee payable to the Collateral Manager on the occurrence of a CM UK Tax Event equal to 0.60 per cent. multiplied by

the Aggregate Collateral Balance (together with any payment of value added tax payable in respect thereof whether payable to the Collateral Manager or directly to the relevant taxing authority) as at the CM UK Tax Termination Date. See "*The Collateral Management Agreement – Fees*".

Security for the Notes

General

The Issuer shall grant security in favour of the Trustee to be held on trust for, *inter alios*, the Noteholders, the Collateral Manager, the Collateral Administrator, the Liquidity Facility Provider, the Trustee, the Registrar, the Paying Agents, the Account Bank, the Corporate Services Provider, the Custodian and the VFN Agent in accordance with the Priority of Payments (each, a "**Secured Party**" and, together, the "**Secured Parties**") which shall include, amongst other things, a portfolio of Collateral Debt Obligations (as defined in "*Conditions of the Notes*"). Pursuant to the Trust Deed, the Notes will also be secured by an assignment of various of the Issuer's other rights, including its rights under certain of the agreements described herein. On the Closing Date, the Issuer will also create security pursuant to a Belgian law pledge agreements in favour of the Trustee in respect of its right, title and interest in and to (i) the Collateral Debt Obligations, Exchanged Equity Securities, Collateral Enhancement Obligations and Eligible Investments from time to time held in Euroclear (the "**Euroclear Pledge Agreement**") and (ii) the Accounts (the "**Bank Accounts Pledge Agreement**") and, if applicable, the Issuer will also grant a first fixed charge over the Downgrade VFN Commitment Holder Account in favour of the Trustee for the benefit of each VFN Commitment Holder (such security, together with the security created by the Trust Deed, the "**Collateral**").

Purchase of Collateral Debt Obligations

Initial Collateral Characteristics

It is expected that, by the Closing Date, the Issuer or the Collateral Manager acting on its behalf will have purchased or entered into agreements to purchase, a Portfolio of Collateral Debt Obligations identified by the Collateral Manager and the Aggregate Principal Balance of which is equal to at least 60 per cent. of the Target Par Amount (as defined below).

Collateral Manager

Pursuant to the Collateral Management Agreement, the Collateral Manager is required to act as the Issuer's Collateral Manager with respect to the Portfolio, to act in specific circumstances in relation to the Portfolio on behalf of the Issuer and to carry out the duties and functions described herein, subject to the overall discretion and control of the Issuer. Pursuant to the Collateral Management Agreement, the Issuer delegates authority to the Collateral

Manager to carry out certain functions in relation to the Portfolio and the hedging arrangements without the requirement for specific approval by the Issuer, the Collateral Administrator or the Trustee. See "*The Collateral Management Agreement*" and "*The Portfolio*".

In the event that the Collateral Manager resigns or is removed and no Successor Collateral Manager is appointed in accordance with the terms of the Collateral Management Agreement, the Portfolio will cease to be managed and from that date there shall be no further additions to or (unless a Disposal Agent has been appointed) removals from the Portfolio. See "*The Collateral Management Agreement*" below.

The Portfolio

The Portfolio will consist of Senior Loans, Mezzanine Obligations and certain other assets of various issuers and borrowers in one or more of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Guernsey, the United Kingdom (together, "**Western Europe**"), the United States, Canada, Australia, New Zealand, Japan or in any other countries from time to time subject to Rating Agency Confirmation.

Target Par Amount

It is intended that the Aggregate Principal Balance of the Collateral Debt Obligations in the Portfolio on the Effective Date will be €583,100,000 (the "**Target Par Amount**").

Restricted Currency Collateral Debt Obligations and Asset Swap Transactions

The Collateral Manager, on behalf of the Issuer, may purchase Collateral Debt Obligations which are Restricted Currency Collateral Debt Obligations, provided that an Asset Swap Transaction is entered into in respect of such Restricted Currency Collateral Debt Obligations, or as otherwise permitted under the Collateral Management Agreement in respect of Unhedged Collateral Debt Obligations.

Initial Investment Period

The Issuer intends to purchase or enter into binding commitments to purchase the remainder of the Portfolio of Collateral Debt Obligations, subject to the Eligibility Criteria and certain other restrictions, during the Initial Investment Period.

Reinvestment in Collateral Debt Obligations

Subject to the limits described in the Priorities of Payment, Principal Proceeds shall be used by the Issuer to purchase Substitute Collateral Debt Obligations meeting the Eligibility Criteria and the Reinvestment Criteria during the period from, and including, the Closing Date up to, and including, the earliest of (a) the end of the Due Period preceding the Payment Date falling on or nearest May 2014, (b) the date of the acceleration of the Notes pursuant to Condition 10(b) (*Acceleration*) and (c) the date on which the Collateral Manager reasonably believes and notifies the Issuer, the Rating Agencies and the Trustee that it can no longer reinvest in Substitute Collateral Debt Obligations in

accordance with the Reinvestment Criteria and the Collateral Management Agreement (the "**Reinvestment Period**").

Following expiry of the Reinvestment Period, only Sale Proceeds from the sale of Credit Improved Obligations and Credit Impaired Obligations and Unscheduled Principal Proceeds received after the Reinvestment Period may be reinvested by the Issuer in Substitute Collateral Debt Obligations meeting the Eligibility Criteria and Reinvestment Criteria. See "*The Portfolio – Sale of Collateral Debt Obligations*" and "*The Portfolio – Reinvestment of Collateral Debt Obligations*".

Eligibility Criteria

In order to qualify as a Collateral Debt Obligation, an obligation must satisfy certain specified Eligibility Criteria at the time that any commitment to purchase a Collateral Debt Obligation is entered into. See "*The Portfolio – Eligibility Criteria*".

Offsetting Credit Default Swaps

The Issuer (as protection buyer) may enter into credit default swap transactions with one or more financial institutions (as protection seller), the Reference Obligation of which is a Collateral Debt Obligation owned by the Issuer. See "*The Portfolio – Offsetting Credit Default Swaps*".

Credit Short Obligations

The Issuer (as protection buyer) may enter into credit default swap transactions with one or more financial institutions (as protection seller), the Reference Obligation of which need not be a Collateral Debt Obligation which is owned by the Issuer and entry into which shall be subject to payment of the periodic premium thereunder to the applicable Credit Short Obligation Counterparty. See "*The Portfolio – Credit Short Obligations*".

Interest Rate Hedging

The Issuer (or the Collateral Manager on its behalf) may enter into Interest Rate Hedge Transactions (which may be interest rate swaps, caps, floors or collars) from time to time in order to hedge any interest rate mismatch between the Notes (other than the Class F Subordinated Notes) and the Collateral Debt Obligations, subject to receipt of Rating Agency Confirmation in respect thereof.

Interim Ramp Up Tests

The Interim Ramp Up Tests must be satisfied as of the Interim Ramp Up Test Date. See "*The Portfolio*". The Interim Ramp Up Tests will comprise the following:

- the Interim Ramp Up Test Amount
- the Interim Moody's Maximum Rating Factor Test
- the Interim Moody's Diversity Test
- the Interim Weighted Average Spread Test.

Collateral Quality Tests, Portfolio

The Collateral Quality Tests, Portfolio Profile Tests and Coverage Tests must be satisfied as of the Effective Date.

Profile Tests and Coverage Tests

In addition, the Collateral Quality Tests, Portfolio Profile Tests and Coverage Tests must be satisfied after giving effect to the purchase of any Substitute Collateral Debt Obligation after the Effective Date or, (subject to certain specified exceptions), if not satisfied prior to such purchase, the relevant thresholds and amounts calculated pursuant thereto must be maintained or improved after giving effect to such purchase. See "*The Portfolio*".

Collateral Quality Tests

The Collateral Quality Tests will comprise the following:

- CDO Monitor Test (as of the Effective Date until the end of the Reinvestment Period only)
- S&P Minimum Weighted Average Recovery Rate Test
- Moody's Minimum Diversity Test
- Moody's Maximum Weighted Average Rating Factor Test
- Moody's Minimum Weighted Average Recovery Rate Test
- Minimum Weighted Average Spread Test
- Weighted Average Maturity Test.

Portfolio Profile Tests

The Portfolio Profile Tests will consist of the tests listed below. The percentage requirements applicable to different types of Collateral Debt Obligations specified in the Portfolio Profile Tests, as set out below, shall be determined by reference to the Aggregate Principal Balance (and, in the case of Secured Senior Loans and Floating Rate Collateral Debt Obligations, the Balance standing to the credit of the Principal Accounts and the Unused Proceeds Accounts) of such type of Collateral Debt Obligations, excluding Defaulted Obligations.

	Minimum	**Maximum**
Secured Senior Loans in aggregate	75%	100%
Mezzanine Obligations in aggregate	N/A	25%
High Yield Bonds in aggregate	N/A	10%
Senior Loans to a single Obligor	N/A	3%
Mezzanine Obligations to a single Obligor	N/A	2%
High Yield Bonds to a single Obligor	N/A	1.5%
Senior Loans, Mezzanine Obligations and High Yield Bonds to a single Obligor	N/A	3%
Floating Rate Collateral Debt Obligations	95%[1]	100%
Uncollateralised CLN and Participation counterparties	N/A	As specified in the Bivariate Risk Table (see

[1] 90% with Rating Agency Confirmation.

		"*The Portfolio*")
Participations in aggregate	N/A	30%
Synthetic Securities in aggregate	N/A	15%
Credit Short Obligations in aggregate	N/A	10%
Participations and Synthetic Securities in aggregate	N/A	35%
Fixed Rate Collateral Debt Obligations in aggregate	N/A	5%[1]
Senior Loans which are Unsecured Senior Loans in aggregate	N/A	5%
Non Euro Obligations in aggregate	N/A	30%
Collateral Debt Obligations that pay interest less frequently than semi-annually in aggregate	N/A	5%
Unfunded Amounts and Funded Amounts under Revolving Obligations and/or Delayed Drawdown Collateral Debt Obligations in aggregate	N/A	5%
Selling Institutions, Synthetic Counterparties and Offsetting Credit Default Swap Counterparties in aggregate	N/A	As specified in the Bivariate Risk Table (see "*The Portfolio*")
Structured Finance Securities in aggregate	N/A	5%
PIK Securities in aggregate	N/A	5%
Current Pay Obligations in aggregate	N/A	5%
CCC Obligations (excluding Defaulted Obligations)	N/A	5%
Unhedged Collateral Debt Obligations in aggregate	N/A	5%

Obligations which are to constitute Collateral Debt Obligations in respect of which the Issuer has entered into a binding commitment to purchase but which have not yet settled shall be included as Collateral Debt Obligations in the calculation of the Portfolio Profile Tests at any time as if such purchase had been completed.

Coverage Tests

The Coverage Tests will consist of a Par Value Test and an Interest Coverage Test for each of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes. The Class E Notes shall only have a Par Value Test.

Each of the Par Value Tests and Interest Coverage Tests shall be satisfied on a Measurement Date if the corresponding Par Value Ratio or Interest Coverage Ratio (as the case may be) is at least equal to the percentage specified in the table below in relation to that Coverage Test:

Class	Required Par Value Ratio
A	130.48%
B	120.20%
C	113.53%
D	108.25%

[1] 10% with Rating Agency Confirmation.

E	104.12%

Class	Required Interest Coverage Ratio
A	115.00%
B	110.00%
C	106.00%
D	104.00%

Reinvestment Diversion Threshold

During the Reinvestment Period, in the event that, after giving effect to the payment of all amounts payable in respect of paragraphs (A) through (W) (inclusive) of the Interest Proceeds Priority of Payments on any Determination Date during such period, the Reinvestment Diversion Threshold has not been met, then on the related Payment Date Interest Proceeds shall be paid to the Principal Accounts for the acquisition of additional Collateral Debt Obligations in an amount equal to the lesser of (a) 25 per cent. of all remaining Interest Proceeds available for payment pursuant to paragraph (X) of the Interest Proceeds Priority of Payments and (b) the amount which, after giving effect to the payment of all amounts payable in respect of paragraphs (A) through (W) of the Interest Proceeds Priority of Payments, would be sufficient to cause the Reinvestment Diversion Threshold to be met.

Ratings

It is a condition of the issue and sale of the Notes that the Notes (other than the Class F Subordinated Notes) be issued with the ratings set out at "*General Description of the Notes – Notes*". The Class F Subordinated Notes will not be rated. The transaction's structure allows for timely payment of interest and ultimate payment of principal by the legal final maturity date with respect to the Class A Notes and for the ultimate payment of interest and principal by the legal final maturity date with respect to the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes. The Moody's ratings of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes address the expected loss posed to investors by their legal final maturity. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by each Rating Agency.

Authorised Denominations

The Regulation S Notes (excluding the Restricted Class F-2 Subordinated Notes) will be issued in minimum denominations of €100,000, the Rule 144A Notes will be issued in minimum denominations of €250,000 and the Restricted Class F-2 Subordinated Notes will be issued in minimum denominations of €50,000 and in integral multiples of (a) in respect of Regulation S Notes (excluding the Class A-1 VF Notes) of each Class €1000, (b) in respect of Rule 144A Notes (excluding the Class A-1 VF Notes) of each Class €1000, (c) in respect of the Class A-1 VF Notes, €1000, $1000 or £1000, as the case may be and (d) in respect of the Restricted Class F-2 Subordinated Notes, €1000.

If Definitive Certificates are issued in the limited circumstances described herein, the denominations of such Definitive Certificates will be determined by reference to the individual holdings of each relevant Noteholder on the Exchange Date, provided that the Issuer may in its absolute discretion issue Definitive Certificates in other denominations and provided further that such denominations will not be lower than the minimum denominations for that Class of Notes.

Minimum Drawing Amount

The Class A-1 VF Notes will be drawn in amounts equal to at least the applicable Minimum Drawing Amount.

Form, Registration and Transfer of the Notes

The Regulation S Notes of each Class (other than the Class A-1 VF Notes and the Restricted Class F-2 Subordinated Notes) sold outside the United States to non U.S. Persons in reliance on Regulation S will be represented on issue by beneficial interests in one or more permanent global certificates of such Class in fully registered form, without interest coupons or principal receipts (each a "**Regulation S Global Certificate**"), which will be deposited on or about the Closing Date with, and registered in the name of, The Bank of New York (Depository) Nominees Limited as nominee for The Bank of New York as common depositary for Euroclear and Clearstream, Luxembourg. Beneficial interests in a Regulation S Global Certificate may be held only through, and transfers thereof will only be effected through, records maintained by Euroclear or Clearstream, Luxembourg at any time. See "*Form of the Notes, Global Certificates and Restricted Class F-2 Subordinated Notes*" and "*Book Entry Clearance Procedures*". Interests in any Regulation S Note may not at any time be held by any U.S. Person (as defined in Regulation S under the Securities Act) or any U.S. Resident (as determined for the purposes of the Investment Company Act).

The Rule 144A Notes of each Class (other than the Class A-1 VF Notes) sold in reliance on Rule 144A within the United States to persons and outside the United States to U.S. Persons, in each case, who are QIB/QP will be represented on issue by one or more permanent global certificates of such Class, in fully registered form without interest coupons or principal receipts attached (each a "**Rule 144A Global Certificate**"), which will be deposited on or about the Closing Date (with the exception of the Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes) with, and registered in the name of, The Bank of New York (Depository) Nominees Limited as nominee for The Bank of New York as common depositary for Euroclear and Clearstream, Luxembourg. Beneficial interests in a Rule 144A Global Certificate (with the exception of the Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes) may be held only through, and transfers thereof will

only be effected through, records maintained by Euroclear or Clearstream, Luxembourg at any time. See "*Form of the Notes, Initial Issue of Global Certificates and Restricted Class F-2 Subordinated Notes*" and "*Book Entry Clearance Procedures*". The Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes will be deposited on or about the Closing Date with The Bank of New York as custodian for Cede & Co, as nominee for The Depository Trust Company ("**DTC**"). Beneficial interests in the Rule 144A Global Certificate representing the Class F-1 Subordinated Notes may only be held through, and transfers thereof will only be effected through, records maintained by DTC and its direct and indirect participants.

The Rule 144A Global Certificates will bear a legend and such Rule 144A Global Certificates, or any interest therein, may not be transferred except in compliance with the transfer restrictions set out in such legend. See "*Transfer Restrictions*".

No beneficial interest in a Rule 144A Global Certificate may be transferred to a person who takes delivery thereof through a Regulation S Global Certificate unless the transferor provides the Trustee with a written certification substantially in the form set out in the Trust Deed regarding compliance with certain of such transfer restrictions. Any transfer of a beneficial interest in a Regulation S Global Certificate to a person who takes delivery through an interest in a Rule 144A Global Certificate is also subject to certification requirements substantially in the form set out in the Trust Deed and each purchaser thereof shall be deemed to represent that such purchaser is a Qualified Purchaser. In addition, interests in any of the Regulation S Certificates may not at any time be held by any U.S. Person or any U.S. Resident. See "*Form of the Notes*" and "*Book-Entry Clearance Procedures*".

The Class A-1 VF Notes will be represented by a registered note in definitive form to be issued pursuant to, and in the circumstances specified in, the Class A-1 VF Note Purchase Agreement and sold under Regulation S or Rule 144A, and to be substantially in the form set out in the Class A-1 VF Note Purchase Agreement representing the interests of the VFN Commitment Holders (as defined herein) that may be drawn in the applicable Minimum Denominations and multiples in excess thereof of the applicable Authorised Integral Amount and in an amount equal to at least the Minimum Drawing Amount. Ownership interests in the Class A-1 VF Notes will be shown on, and transfers thereof will only be effected through inscriptions on the VFN Register (as defined herein) by the Registrar. See "*Form of the Notes*" and "*Book Entry Clearance Procedures*" below.

Each Restricted Class F-2 Subordinated Note will be represented on issue by one or more definitive certificated

notes in fully registered form, registered in the name of the owner thereof or its nominee (each, a "**Restricted Class F-2 Subordinated Note**") without interest coupons.

The Restricted Class F-2 Subordinated Notes may be held only in definitive fully registered form in a denomination of not less than €50,000.

The Global Certificates and the Restricted Class F-2 Subordinated Notes will bear a legend and such Global Certificates and Restricted Class F-2 Subordinated Notes, or any interest therein, may not be transferred except in compliance with the transfer restrictions set out in such legend. An interest in a Regulation S Global Certificate or Rule 144A Global Certificate may only be transferred to a QIB/QP or a non U.S. Person in each case upon receipt of a transfer certificate. See "*Transfer Restrictions*".

Except in the limited circumstances described herein, Notes in definitive, certificated, fully registered form ("**Definitive Certificates**") will not be issued in exchange for beneficial interests in either the Regulation S Global Certificates or the Rule 144A Global Certificates. See "*Form of the Notes – Exchange of Global Certificates for Definitive Certificates*".

Transfers of interests in Global Certificates and the Restricted Class F-2 Subordinated Note are subject to certain restrictions and must be made in accordance with the procedures set out in the Trust Deed. See "*Form of the Notes, Global Certificates, the Restricted Class F-2 Subordinated Notes*", "*Book Entry Clearance Procedures*" and "*Transfer Restrictions*". Each purchaser of Notes in making its purchase will be required to make, or will be deemed to have made, certain acknowledgements, representations and agreements. See "*Transfer Restrictions*". The transfer of Notes in breach of certain of such representations and agreements will result in affected Notes becoming subject to certain forced transfer provisions. See Condition 2(h) (*Forced Transfer of Rules 144A Notes and Restricted Class F-2 Subordinated Notes*).

In addition, each investor acquiring a Restricted Class F-2 Subordinated Note will be required to execute and (in the case of the transfer certificate) deliver to the Issuer and the Trustee a Note Purchase Agreement or a transfer certificate in the form attached as an exhibit to the Trust Deed (in the case of transferees) which will contain representations and warranties to the effect that such investor will not transfer such interest except in compliance with the transfer restrictions set out in the legend of such Restricted Class F-2 Subordinated Note and in the Trust Deed (including the requirement that any subsequent transferee execute and deliver a transfer certificate in the form attached as an exhibit to the Trust Deed).

No Certificate may be transferred to a transferee acquiring

an interest in a Rule 144A Global Certificate except (a) to a transferee whom the transferor reasonably believes is a QIB/QP, purchasing for its own account, to whom notice is given that the resale, pledge or other transfer is being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, (b) in compliance with the transfer certificate (if any) and other requirements set out in the Trust Deed and (c) in accordance with any applicable securities laws of any state of the United States and any other relevant jurisdiction. See "*Transfer Restrictions*".

No Certificate may be transferred to a transferee acquiring an interest in a Regulation S Certificate except (a) to a transferee that is acquiring such interest in an offshore transaction (within the meaning of Regulation S) in accordance with Regulation S, (b) to a transferee (other than any transferee who acquires an interest in a Regulation S Global Certificate in an offshore transaction in accordance with Rule 904 of Regulation S) that is not a U.S. Person, (c) if such transfer is made in compliance with the transfer certificate (if any) and other requirements set out in the Trust Deed and (d) if such transfer is made in accordance with any applicable securities laws of any state of the United States and any other relevant jurisdiction.

No Certificate may be transferred, and none of the Issuer, the Registrar and the Trustee will recognise any such transfer, unless (a) such transfer is made in a manner exempt from registration under the Securities Act, (b) such transfer is made in denominations equal to or greater than the minimum denomination therefor, (c) such transfer would not have the effect of requiring the Issuer or the Collateral Manager to register as an investment company under the Investment Company Act and (d) the transferee is able to make all applicable certifications and representations required by the relevant transfer certificate attached as an exhibit to the Trust Deed (if the Trust Deed requires that a transfer certificate be delivered in connection with such a transfer).

The Trust Deed provides that the Issuer may require the sale of any Note that has been transferred in breach of certain of such transfer restrictions. See "*Risk Factors – Investment Company Act*" and "*Transfer Restrictions*".

Governing Law

The Notes, the Trust Deed, the Liquidity Facility Agreement, the Collateral Management Agreement, the Agency Agreement and all other Transaction Documents (save for the Corporate Administration Agreement, the Euroclear Pledge Agreement and the Bank Accounts Pledge Agreement) will be governed by English law.

Listing

Application has been made to the Irish Financial Services Regulatory Authority, as competent authority under Directive 2003/71/EC, for the Prospectus to be approved.

Application has been made to the Irish Stock Exchange for the Notes to be admitted to the official list (the "**Official List**") of the Irish Stock Exchange Limited (the "**Irish Stock Exchange**") and trading on its regulated market. Such approval relates only to the Notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any member state of the European Economic Area. See "*General Information*".

Tax Status

See "*Tax Considerations*".

Certain Employee Benefit Plan Considerations

The Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes and interests therein may, subject to certain restrictions described herein under "*Certain Employee Benefit Plan Considerations*", be sold and transferred to Plans (as defined herein). Neither the Class E Notes, the Class F Subordinated Notes, nor any interests therein may be sold or transferred to any Benefit Plan Investor (as defined herein) other than certain insurance companies using the assets of their general accounts, subject to certain restrictions described herein.

See "*Certain Employee Benefit Plan Considerations*".

Withholding Tax

All payments of principal and interest in respect of the Notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Ireland, or any political subdivision or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. For the avoidance of doubt, the Issuer shall not be required to gross up any payments made to Noteholders of any Class and shall withhold or deduct from any such payments any amounts on account of tax where so required by law or any relevant taxing authority. See Condition 9 (*Taxation*).

The Notes are subject to redemption at the option of the Class F Subordinated Noteholders upon the occurrence of a Collateral Tax Event, subject to, and in accordance with, the terms of Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*).

The Notes are subject to redemption at the option of the Controlling Class or the Class F Subordinated Noteholders, in each case acting by way of Extraordinary Resolution following the occurrence of a Note Tax Event, subject to (i) the Issuer having failed to change the territory in which it is resident for tax purposes and (ii) certain minimum time periods. See Condition 7(h) (*Redemption Following Note Tax Event*).

Additional Issuances

Subject to certain conditions being met, additional Notes (other than in the case of Class A-2 Refinancing Notes) of

all existing Classes may be issued and sold, and the Issuer will use the proceeds thereof to (amongst other things) purchase additional Collateral Debt Obligations. If applicable, the Issuer will enter into additional Asset Swap Transactions and/or Interest Rate Hedge Transactions in connection with such additional Notes and the ownership and disposition of Collateral Debt Obligations.

Subject to certain conditions being met, Class A-2 Refinancing Notes may be issued and sold and the Issuer will use all proceeds to redeem the Class A-1 VF Notes.

Subject to certain other conditions being met, the Issuer may issue and sell additional Class F Subordinated Notes (without issuing Notes of any other Class). See Condition 17 (*Additional Issuances*).

Subject to certain conditions being met, the Replacement Notes may be issued and sold to the Consenting Purchasers at the Non-Consenting Notes Payment Amount, which shall be paid to the Trustee for the account of the Non-Consenting Noteholders. See Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*) and Condition 17 (*Additional Issuances*).

Noteholders should be aware that additional notes that are treated for non tax purposes as a single series with the original Notes may be treated as a separate series for U.S. federal income tax purposes. In such cases, the new notes may be considered to have been issued with OID (as defined in "*Taxation – United States Federal Income Taxation – United States Federal Income Tax Consequences to U.S. Holders of Notes Treated as Debt*"), which may affect the market value of the original Notes since such additional notes may not be distinguishable from the original Notes.

RISK FACTORS

An investment in the Notes of any Class involves certain risks, including risks relating to the Collateral securing such Notes and risks relating to the structure and rights of such Notes and the related arrangements. Prospective investors should carefully consider the following factors, in addition to the matters set out elsewhere in this Prospectus, prior to investing in any Notes. Terms not defined in this section and not otherwise defined above have the meanings set out in Condition 1 of the "Terms and Conditions of the Notes".

1. GENERAL

1.1 General

It is intended that the Issuer will invest in Collateral Debt Obligations with certain risk characteristics as described below and subject to the investment policies, restrictions and guidelines described in "*The Portfolio*". There can be no assurance that the Issuer's investments will be successful, that its investment objectives will be achieved, that the Noteholders will receive the full amounts payable by the Issuer under the Notes or that they will receive any return on their investment in the Notes. Prospective investors are therefore advised to review this entire Prospectus carefully and should consider, among other things, the risk factors set out in this section before deciding whether to invest in the Notes. Except as is otherwise stated below, such risk factors are generally applicable to all Classes of Notes, although the degree of risk associated with each Class of Notes will vary in accordance with the position of such Class of Notes in the Priorities of Payment. See Condition 3(c) (*Priorities of Payment*). In particular, payments in respect of the Class A Notes are generally higher in the Priorities of Payment than those of the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes. Neither the Initial Purchaser, the Placement Agent nor the Trustee undertakes to review the financial condition or affairs of the Issuer or the Collateral Manager during the life of the arrangements contemplated by this Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of the Initial Purchaser, the Placement Agent or the Trustee which is not included in this Prospectus.

1.1 Suitability

Prospective purchasers of the Notes of any Class should ensure that they understand the nature of such Notes and the extent of their exposure to risk, that they have sufficient knowledge, experience and access to professional advisers to make their own legal, tax, accounting and financial evaluation of the merits and risks of investment in such Notes and that they consider the suitability of such Notes as an investment in light of their own circumstances and financial condition. In relation to the Restricted Class F-2 Subordinated Notes, neither the Initial Purchaser nor the Placement Agent has provided any services, consultation or information to the Restricted Class F-2 Subordinated Noteholders or communicated with the Restricted Class F-2 Subordinated Noteholders in any way in connection with their purchase of Restricted Class F-2 Subordinated Notes and has not assessed the suitability of any Restricted Class F-2 Subordinated Noteholders.

1.2 Limited Sources of Funds to Pay Expenses of the Issuer

The funds available to the Issuer to pay its expenses on any Payment Date are limited as provided in the Priorities of Payment. In the event that such funds are not sufficient to pay the expenses incurred by the Issuer, the ability of the Issuer to operate effectively may be impaired, and it may not be able to defend or prosecute legal proceedings brought against it or which it might otherwise bring to protect the interests of the Issuer or be able to pay the expenses of legal proceedings against persons whom the Issuer has indemnified.

2. RELATING TO THE NOTES

2.1 Limited Liquidity and Restrictions on Transfer

Although there is currently a market for notes representing collateralised debt obligations similar to the Notes (other than the Class F Subordinated Notes), there is currently no market for the Notes themselves. The Initial Purchaser and the Placement Agent may make a market for the Notes (other than the Class F Subordinated Notes), but is not obliged to do so, and any such market making may be discontinued at any time without notice. There can be no assurance that any secondary market for any of the Notes will develop or, if a secondary market does develop, that it will provide the Noteholders with liquidity of investment or that it will continue for the life of such Notes. Consequently, a purchaser must be prepared to hold such Notes for an indefinite period of time or until the Maturity Date. In addition, no sale, assignment, participation, pledge or transfer of the Notes may be effected if, among other things, it would require the Issuer or any of its officers or directors to register under, or otherwise be subject to the provisions of, the Investment Company Act or any other similar legislation or regulatory action. Furthermore, the Notes will not be registered under the Securities Act or any U.S. state securities laws, and the Issuer has no plans, and is under no obligation, to register the Notes under the Securities Act. The Notes are subject to certain transfer restrictions and can be transferred only to certain transferees. See "*Plan of Distribution*" and "*Transfer Restrictions*". Such restrictions on the transfer of the Notes may further limit their liquidity.

2.2 Optional Redemption and Market Volatility

A form of liquidity for the Class F Subordinated Notes is the optional redemption provision set out in Condition 7(b)(i) (*Redemption at the Option of the Class F Subordinated Noteholders*). There can be no assurance, however, that such optional redemption provision will be capable of exercise in accordance with the conditions set out in Condition 7(b)(ii) (*Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders*) which requires that a calculation as to the amount of Expected Net Proceeds realisable from the Portfolio in such circumstances be made. The market value of the Collateral Debt Obligations may fluctuate, with, among other things, changes in prevailing interest rates, foreign exchange rates, general economic conditions, the conditions of financial markets (particularly the markets for senior and mezzanine loans), European and international political events, events in the home countries of the issuers or borrowers of the Collateral Debt Obligations or the countries in which their assets and operations are based, developments or trends in any particular industry and the financial condition of such issuers or borrowers. The secondary market for senior and mezzanine loans is still limited. A decrease in the market value of the Portfolio would adversely affect the amount of proceeds which could be realised upon liquidation of the Portfolio and ultimately the ability of the Issuer to redeem the Class F Subordinated Notes pursuant to the right of optional redemption set out in Condition 7(b)(i) (*Redemption at the Option of the Class F Subordinated Noteholders*) due to the threshold requirements set out therein. There can be no assurance that, upon any such redemption, the proceeds realised would permit any payment on the Class F Subordinated Notes after required payments are made in respect of the Rated Notes and to the other creditors of the Issuer which rank in priority to the holders of the Class F Subordinated Notes pursuant to the Priorities of Payment.

2.3 Limited Recourse Obligations

The Notes are limited recourse obligations of the Issuer and are payable solely from amounts received in respect of the Collateral securing the Notes. Payments on the Notes both prior to and following enforcement of the security over the Collateral are subordinated to the prior payment of certain fees and expenses of, or payable by, the Issuer and to payment of principal and interest on prior ranking Classes of Notes. See Condition 4(c) (*Limited Recourse*). None of the Collateral Manager, the Noteholders of any Class, the Initial Purchaser, the Placement Agent, the VFN Agent, the Trustee, the Collateral Administrator, the Liquidity Facility Provider, the Custodian, any Agent or any Affiliates of any of the foregoing or the Issuer's Affiliates or any other person or entity (other than the Issuer) will be obliged to make payments on the Notes of any Class. Consequently, Noteholders must rely

solely on distributions on the Collateral Debt Obligations and amounts received under the Hedge Transactions, the FX Derivative Transactions and other Collateral securing the Notes for the payment of principal, discount, interest and premium, if any, thereon. There can be no assurance that the distributions on the Collateral Debt Obligations and amounts received under the Hedge Transactions, the FX Derivative Transactions and other Collateral securing the Notes will be sufficient to make payments on any Class of Notes after making payments on more senior Classes of Notes and certain other required amounts to other creditors ranking senior to or *pari passu* with such Class pursuant to the Priorities of Payment. If distributions on the Collateral are insufficient to make payments on the Notes, no other assets (and, in particular, no assets of the Collateral Manager, the Noteholders, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Administrator, the Liquidity Facility Provider, the Custodian, the VFN Agent, any Agent or any Affiliates of any of the foregoing) will be available for payment of the deficiency and following realisation of the Collateral and the application of the proceeds thereof in accordance with the Priorities of Payment, the obligations of the Issuer to pay such deficiency shall be extinguished. Such shortfall will be borne first by (a) the Class F Subordinated Noteholders, (b) thereafter, the Class E Noteholders, (c) thereafter, the Class D Noteholders, (d) thereafter, the Class C Noteholders, (e) thereafter, the Class B Noteholders and finally (f) the Class A Noteholders, in accordance with the Priorities of Payment.

In addition, at any time while the Notes are Outstanding, none of the Noteholders nor any other Secured Party (nor any other person acting on behalf of any of them) shall be entitled at any time to institute against the Issuer, its officers or directors, or join in any institution against the Issuer of, any bankruptcy, examination, reorganisation, arrangement, insolvency, winding up or liquidation proceedings or other proceedings under any applicable bankruptcy or similar law in connection with any obligations of the Issuer relating to the Notes, the Trust Deed or otherwise owed to the Noteholders, save for lodging a claim in the liquidation of the Issuer which is initiated by another party or taking proceedings to obtain a declaration or judgment as to the obligations of the Issuer nor shall any of them have a claim arising in respect of the share capital of the Issuer.

2.4 Subordination of the Class A-2b Notes, Class B Notes, the Class C Notes, Class D Notes, the Class E Notes and the Class F Subordinated Notes

Except as described below, the Class B Notes are fully subordinated to the Class A Notes, the Class C Notes are fully subordinated to the Class A Notes and the Class B Notes, the Class D Notes are fully subordinated to the Class A Notes, the Class B Notes and the Class C Notes, the Class E Notes are fully subordinated to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes and the Class F Subordinated Notes are fully subordinated to the Rated Notes. No payments of interest will be made on the Class B Notes on any Payment Date until interest and any applicable Commitment Fee on the Class A Notes has been paid, provided that payments of interest shall be made on the Class A-1 VF Notes and the Class A-2 Notes on a *pro rata* and *pari passu* basis but with payments of interest on the Class A-2a Notes ranking senior to payments of interest on the Class A-2b Notes. No payments of interest will be made on the Class C Notes on any Payment Date until interest on the Class A Notes and the Class B Notes has been paid. No payments of interest will be made on the Class D Notes on any Payment Date until interest on the Class A Notes, the Class B Notes and the Class C Notes has been paid. No payments of interest will be made on the Class E Notes on any Payment Date until interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes has been paid. Payments on the Class F Subordinated Notes will be made by the Issuer to the extent of available funds and no payments thereon will be made until the payment of certain fees and expenses and other amounts payable in priority thereto pursuant to the Priorities of Payments have been made and until interest on the Rated Notes has been paid and, subject always to the right of the Collateral Manager on behalf of the Issuer to transfer amounts which would have been payable on the Class F Subordinated Notes to the Collateral Enhancement Accounts to be applied in the acquisition or exercise of rights under Collateral Enhancement Obligations and the requirement to transfer amounts to the Principal Accounts in the event that the Reinvestment Diversion Threshold is not met during the Reinvestment Period, such amounts to be applied in the acquisition of Collateral Debt Obligations to the extent necessary to cause such threshold to be met, following such acquisition.

Non-payment of any Interest Amount due and payable in respect of the Class A Notes on any Payment Date will constitute an Event of Default (where such non-payment continues for a period of at least five days). In such circumstances, the Controlling Class, which will be the Class A Noteholders so long as any Class A-1 VF Notes or Class A-2 Notes are Outstanding, acting by Extraordinary Resolution, may request the Trustee to accelerate the Notes pursuant to Condition 10 (*Events of Default*) and acting by Extraordinary Resolution, may request the Trustee to enforce the security over the Collateral pursuant to Condition 11 (*Enforcement*).

No payment of principal on the Class B Notes will be made until the Class A Notes have been paid in full. No payment of principal on the Class A-2b Notes will be made until the Class A-2a Notes have been paid in full. No payment of principal on the Class C Notes will be made until the Class A Notes and the Class B Notes have been paid in full. No payment of principal on the Class D Notes will be made until the Class A Notes, the Class B Notes and the Class C Notes have been paid in full. No payment of principal on the Class E Notes will be made until the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full. No payment out of Principal Proceeds will be made on the Class F Subordinated Notes until the Rated Notes have been paid in full.

In the event of any redemption in full or acceleration of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes will also be subject to automatic redemption/acceleration and the Collateral will, in either case, be liquidated. Liquidation of the Collateral at such time or remedies pursued by the Trustee upon enforcement of the security over the Collateral could be adverse to the interests of the Class A Noteholders, the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders or the Class F Subordinated Noteholders, as the case may be. To the extent that any losses are incurred by the Issuer in respect of any Collateral, such losses will be borne first by Class F Subordinated Noteholders, then by the Class E Noteholders, then by the Class D Noteholders, then by the Class C Noteholders, then by the Class B Noteholders and finally, by the Class A Noteholders. Remedies pursued by the Class A Noteholders or by the Trustee at their direction or on their behalf, could be adverse to the interests of the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders. Remedies pursued by the Class B Noteholders or by the Trustee at their direction or on their behalf, could be adverse to the interests of the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders. Remedies pursued by the Class C Noteholders or by the Trustee at their direction or on their behalf, could be adverse to the interests of the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders. Remedies pursued by the Class D Noteholders or by the Trustee at their direction or on their behalf, could be adverse to the interests of the Class E Noteholders and the Class F Subordinated Noteholders. Remedies pursued by the Class E Noteholders or by the Trustee at their direction or on their behalf, could be adverse to the interests of the Class F Subordinated Noteholders.

The Trust Deed provides that in the event of any conflict of interest between the Class A Noteholders, the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders, the interests of the Controlling Class will prevail and that the Class A-1 VF Notes, the Class A-2a Notes and the Class A-2b Notes shall be deemed to constitute a single class for such purpose. If the holders of the Controlling Class do not have an interest in the outcome of the conflict, the Trustee shall give priority to the interests of (i) the Class A Noteholders over the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders; (ii) the Class B Noteholders over the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders; (iii) the Class C Noteholders over the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders; (iv) the Class D Noteholders over the Class E Noteholders and the Class F Subordinated Noteholders; and (v) the Class E Noteholders over the Class F Subordinated Noteholders. The Trustee shall act in accordance with any Resolution of the Controlling Class, given in accordance with the Trust Deed. The Trust Deed provides further that the Trustee will act upon the directions of the holders of the Controlling Class (or other Class given priority as described in this

paragraph) in such circumstances, and shall not be obliged to consider the interests of the holders of any other Class of Notes. See Condition 14(e) (*Entitlement of the Trustee and Conflicts of Interest*).

To the extent that interest payments on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes are not made on the relevant Payment Date, such unpaid interest amount will be deferred and the amount thereof added to the Principal Amount Outstanding of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as the case may be, and earn interest at the interest rate applicable to such Notes. Any failure to pay scheduled interest on the Class B Notes, to the extent that there are insufficient funds available to pay such interest in accordance with the applicable Priority of Payments (so long as the Class A Notes are Outstanding), or to pay scheduled interest on the Class C Notes, to the extent that there are insufficient funds available to pay such interest in accordance with the applicable Priority of Payments (so long as the Class A Notes and the Class B Notes are Outstanding), or to pay scheduled interest on the Class D Notes, to the extent that there are insufficient funds available to pay such interest in accordance with the applicable Priority of Payments (so long as the Class A Notes, the Class B Notes and the Class C Notes are Outstanding) or to pay scheduled interest on the Class E Notes, to the extent that there are insufficient funds available to pay such interest in accordance with the applicable Priority of Payments (so long as the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes are Outstanding) or to pay interest and principal on the Class F Subordinated Notes at any time will not be an Event of Default; provided always however that if the Class B Notes, the Class C Notes, the Class D Notes or the Class E Notes, as applicable, are the then Controlling Class, such unpaid interest amounts will not be deferred and added to the principal amount of such Class and failure to pay any interest amount due and payable on such Class on a Payment Date in full will constitute an Event of Default. Payments of interest and principal on the Class F Subordinated Notes will only be made to the extent that there are Interest Proceeds and Principal Proceeds available for such purpose in accordance with the Priority of Payments. No interest or principal may therefore be payable on the Class F Subordinated Notes for an unlimited period of time, to maturity or at all.

2.5 Amount and Timing of Payments

Investment in the Notes of any Class involves a degree of risk arising from fluctuations in the amount and timing of receipt of the principal and interest on the Collateral Debt Obligations by or on behalf of the Issuer and the amounts of the claims of creditors of the Issuer ranking in priority to the holders of each Class of the Notes. In particular, prospective purchasers of such Notes should be aware that the amount and timing of payment of the principal and interest on the Collateral Debt Obligations will depend upon the detailed terms of the documentation relating to each of the Collateral Debt Obligations and on whether or not any Obligor thereunder defaults in its obligations.

2.6 Mandatory Redemption of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes

If the Class A Coverage Tests are not satisfied on any Determination Date then, on the Payment Date following such Determination Date, Interest Proceeds, and thereafter Principal Proceeds, will be used, subject to the Priorities of Payment, to the extent necessary and available, to redeem the Class A Notes. If the Class B Coverage Tests are not satisfied on any Determination Date, then, on the Payment Date following such Determination Date, Interest Proceeds, and thereafter Principal Proceeds, will be used, subject to the Priorities of Payment, to the extent necessary and available, to redeem the Class A Notes and, following redemption in full thereof, the Class B Notes, in each case on a *pro rata* basis until each such Coverage Test is satisfied if recalculated following such redemption. If the Class C Coverage Tests are not satisfied on any Determination Date, then, on the Payment Date following such Determination Date, Interest Proceeds, and thereafter Principal Proceeds, will be used, subject to the Priorities of Payment, to the extent necessary and available, to redeem the Class A Notes and, following redemption in full thereof, the Class B Notes and, following redemption in full thereof, the Class C Notes, in each case on a *pro rata* basis until each such Coverage Test is satisfied if recalculated following such redemption. If the Class D Coverage Tests are not satisfied on any Determination Date, then, on the Payment Date following such Determination

Date, Interest Proceeds, and thereafter Principal Proceeds, will be used, subject to the Priorities of Payment, to the extent necessary and available, to redeem the Class A Notes and, following redemption in full thereof, the Class B Notes and, following redemption in full thereof, the Class C Notes and, following redemption in full thereof, the Class D Notes, in each case on a *pro rata* basis until each such Coverage Test is satisfied if recalculated following such redemption. If the Class E Par Value Test is not satisfied on any Determination Date, then, on the Payment Date following such Determination Date, Interest Proceeds, and thereafter Principal Proceeds, will be used, subject to the Priorities of Payment, to the extent necessary and available, to redeem the Class E Notes, in each case on a *pro rata* basis until the Class E Par Value Test is satisfied if recalculated following such redemption.

Under the above arrangements, the Issuer may have insufficient cash to make the interest payments or principal repayments to the Class B Noteholders, the Class C Noteholders, the Class D Noteholders and/or the Class E Noteholders or such arrangements may reduce the level of the returns to the Class F Subordinated Noteholders.

2.7 Future Ratings of the Rated Notes Not Assured and Limited in Scope

There is no assurance that a rating accorded to any of the Rated Notes will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a Rating Agency if, in its judgment, circumstances in the future so warrant. In the event that a rating initially assigned to any of the Rated Notes is subsequently lowered for any reason, no person or entity is required to provide any additional support or credit enhancement with respect to any such Notes and the market value of such Notes is likely to be adversely affected.

2.8 Average Life and Prepayment Considerations

The Maturity Date of the Notes is 3 May 2023 (subject to adjustment for Business Days); however, the Notes of each Class are expected to be fully redeemed prior to the Maturity Date. Average life refers to the average amount of time that will elapse from the date of delivery of a Note until each Euro of the principal of such Note will be paid to the holder. The average lives of the Notes will be determined by the amount and frequency of principal payments, which are dependent upon, among other things, the amount of payments received at or in advance of the scheduled maturity of the Collateral Debt Obligations (whether through sale, maturity, redemption, prepayment, default or other liquidation or disposition). The actual average lives and actual maturities of the Notes will be affected by the financial condition of the issuers or borrower of the underlying Collateral Debt Obligations and the characteristics of such loans or securities, including the existence and frequency of exercise of any optional or mandatory redemption or prepayment features, the prevailing level of interest rates, the redemption price, the actual default rate, the actual level of recoveries on any Defaulted Obligations and the timing of defaults and recoveries, and the frequency of tender or exchange offers for such Collateral Debt Obligations. Substantially all of the Collateral Debt Obligations are expected to be subject to sinking fund payments or optional redemption or prepayment by the issuer or borrower of such loans or securities. Any disposition of a Collateral Debt Obligation may change the composition and characteristics of the Collateral Debt Obligations and the rate of payment thereon and, accordingly, may affect the actual average lives of the Notes. The rate and timing of future defaults and the amount and timing of any cash realisation from Defaulted Obligations also will affect the maturity and average lives of the Notes. The ability of the Issuer, or the Collateral Manager on its behalf, to reinvest any Principal Proceeds in the manner described under "*The Portfolio – Management of the Portfolio*" and the decisions made regarding whether or not to reinvest such proceeds will also affect the average lives of the Notes.

2.9 Noteholders' Resolutions, Amendments and Waivers

The Trust Deed includes provisions for the passing of Resolutions (whether at a Noteholders' meeting by way of vote or by Written Resolution) of the Noteholders in respect of (among any other matters) amendments to the Conditions of the Notes and/or the Transaction Documents. Such provisions include, among other things, (i) quorum requirements for the holding of Noteholders' meetings and

(ii) voting thresholds required to pass Resolutions at such meetings (or through Written Resolutions). The quorum required for a meeting of Noteholders (other than an adjourned meeting or a meeting of a particular Class) to pass an Ordinary Resolution or an Extraordinary Resolution is two or more persons holding or representing not less than, respectively, 10 per cent. or 50 per cent. of the aggregate Principal Amount Outstanding of each Class of Notes. In both cases, the quorum is less at an adjourned meeting. The voting threshold at any Noteholders' meeting in respect of an Ordinary Resolution or an Extraordinary Resolution of all Noteholders is, respectively, greater than 50 per cent. or 66⅔ per cent. of the aggregate Principal Amount Outstanding of the Notes of each Class of those Notes represented at the meeting. Accordingly, it is likely that, at any meeting of the Noteholders, an Ordinary Resolution or an Extraordinary Resolution may be passed with less than 50 per cent. or 66⅔ per cent. respectively of all the Noteholders of each Class represented. See Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*).

Certain Terms and Conditions of the Notes including the currency thereof, Payment Dates applicable thereto, the Priorities of Payment, the provisions relating to quorums and the percentages of votes required for the passing of an Extraordinary Resolution, cannot be amended or waived by Ordinary Resolution but shall require an Extraordinary Resolution. It should however be noted that where sanctioned by Extraordinary Resolution amendments may be effected and waivers may still be granted in respect of such provisions in circumstances where not all affected Noteholders agree with such proposed amendments or waivers but that any amendments or waivers once passed in accordance with the provisions of the Terms and Conditions of the Notes and the provisions of the Trust Deed will be binding on such dissenting Noteholders. In addition to the Trustee's right to agree to changes to the Transaction Documents to correct a manifest error, or to changes which, in its opinion, are not materially prejudicial to the interests of the Noteholders of any Class without the consent of the Noteholders, modifications may also be made and waivers granted in respect of certain other matters, subject to the prior consent of the Trustee but without the consent of the Noteholders as set out in Condition 14(c) (*Modification and Waiver*) and the Trust Deed.

2.10 Voting Rights upon an Event of Default and Enforcement

If an Event of Default occurs and is continuing, the Trustee may, at its discretion and shall, at the request of the Controlling Class acting by Extraordinary Resolution, give notice to the Issuer that all the Notes are to be immediately due and payable. At any time after the Notes become due and payable and the security under the Trust Deed becomes enforceable, the security over the Collateral may be enforced either by the Trustee, at its discretion, or as directed by the Controlling Class acting independently by Extraordinary Resolution, provided, however, that the Notes shall not become so due and payable and the security over the Collateral may not be so accelerated and enforced unless:

(a) the Trustee determines that the anticipated proceeds realised from such enforcement (after deducting any reasonable expenses incurred in connection therewith) would be sufficient to discharge in full all amounts due and payable in respect of all Classes of Notes other than the Class F Subordinated Notes (including, without limitation, Deferred Interest on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes) and all amounts payable in priority thereto pursuant to the Priorities of Payment (such determination being an "**Enforcement Threshold Determination**") and consent to such enforcement is received by the Trustee from the Controlling Class, acting by Extraordinary Resolution; or

(b) consent to such enforcement is received by the Trustee from (i) the Controlling Class and (ii) each other Class of Notes (other than the Class F Subordinated Notes) where the Par Value Ratio, applicable to the Class of Notes ranking immediately senior to such Class of Notes, is greater than 100 per cent., in each case acting independently by an Extraordinary Resolution of such Class.

The requirements described above could result in the Controlling Class being unable to procure enforcement of the security over the Collateral in circumstances in which they desire such enforcement and may also result in enforcement of such security in circumstances where the proceeds

of liquidation thereof would be insufficient to ensure payment in full of all amounts due and payable in respect of the Rated Notes in accordance with the Priorities of Payment and/or at a time when enforcement thereof may be adverse to the interests to certain Classes of Notes and, in particular, the Class F Subordinated Notes.

2.11 Volatility of the Class F Subordinated Notes

The Class F Subordinated Notes represent a leveraged investment in the underlying Collateral Debt Obligations. Accordingly, it is expected that changes in the market value of the Class F Subordinated Notes will be greater than changes in the market value of the underlying Collateral Debt Obligations, which themselves are subject to credit, liquidity, interest rate and other risks. Utilisation of leverage is a speculative investment technique and involves certain risks to investors and will generally magnify the Class F Subordinated Noteholders' opportunities for gain and risk of loss.

2.12 Net Proceeds less than Aggregate Amount of the Notes

It is anticipated that the proceeds received by the Issuer on the Closing Date from the issuance of the Notes, net of certain fees and expenses, will be less than the aggregate principal balance of the Notes. Consequently, it is anticipated that on the Closing Date the proceeds of the Collateral will be insufficient to redeem the Notes upon the occurrence of an Event of Default on or about that date.

2.13 Currency of Payments in respect of Rule 144A Notes

Noteholders should be aware that interests in the Rule 144A Notes (other than the Restricted Class F-2 Subordinated Notes) are held by a nominee for DTC and all payments in respect of such Rule 144A Notes will be made in U.S. Dollars. A holder of an interest through DTC in a Rule 144A Note may make an application to DTC to have payment or payments under such Rule 144A Notes made in Euro.

2.14 Commitments Under the Class A-1 VF Note

The VFN Commitment Holders will be obligated to advance funds to the Issuer up to an aggregate principal amount not to exceed €150,000,000 (using the Initial Rate of Exchange to convert, for these purposes, Drawings in Sterling and US Dollars into Euro). The VFN Commitment Holders must also satisfy certain rating criteria set out in the Class A-1 VF Note Purchase Agreement. If any VFN Commitment Holder fails to satisfy the rating requirements set out in the Class A-1 VF Note Purchase Agreement or defaults on its obligation to provide Drawings under the Class A-1 VF Note Purchase Agreement, the VFN Commitment Holder shall be required to take action as set out more specifically in the Class A-1 VF Note Purchase Agreement.

2.15 Investment and Repayment of Payments under the Class A-1 VF Notes

During the Reinvestment Period, provided that the conditions to funding are met, the Issuer (acting through the Collateral Manager) may draw on the Class A-1 VF Notes and invest the proceeds in the acquisition of Collateral Debt Obligations. The Issuer may, at any time, in respect of Revolving Obligations, Delayed Drawdown Collateral Debt Obligations or Synthetic Securities which the Issuer has committed to purchase prior to the end of the Reinvestment Period, draw on the Class A-1 VF Notes or pay such proceeds into the Synthetic Collateral Accounts or Revolving Reserve Accounts.

To the extent the Principal Proceeds remain uninvested during the Reinvestment Period, such amount may be used to repay outstanding Drawings under the Class A-1 VF Notes as set out in the Priorities of Payment. The ability to draw upon the Class A-1 VF Notes may be cancelled in certain situations (see "*Description of the Class A-1 VF Note Purchase Agreement*" below), in which event the principal so repaid will cease to be available for reinvestment. The impact of the cancellation of the ability to draw under the Class A-1 VF Notes may impact adversely the holders of the Subordinated Notes due to the leveraged nature of the Subordinated Notes.

2.16 Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment May Result in a Shorter Holding Period Than Expected

Any Non-Consenting Noteholder with respect to a Pricing Amendment of the provisions of the Trust Deed that relates to interest on the Rated Notes held by it and which requires the consent of one or more Noteholders may have their Rated Notes refinanced and Replacement Notes issued to a Consenting Purchaser at the Non-Consenting Notes Payment Amount, resulting in a shorter holding period than expected at the time of investment in the Rated Notes and potentially resulting in a varied return on the reinvestment of such proceeds. See Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

3. RELATING TO THE COLLATERAL

3.1 The Portfolio

The decision by any prospective holder of Notes to invest in such Notes should be based, among other things (including, without limitation, the identity of the Collateral Manager), on the Eligibility Criteria which each Collateral Debt Obligation is required to satisfy at the time of purchase or when the Issuer enters into a binding commitment to purchase, as disclosed in this Prospectus, and on the Portfolio Profile Tests, Collateral Quality Tests, Coverage Tests and Target Par Amount that the Portfolio is required to satisfy as at the Effective Date and (save as described herein) thereafter. This Prospectus does not contain any information regarding the individual Collateral Debt Obligations on which the Notes will be secured from time to time. Purchasers of any of the Notes will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding the investments to be made by the Issuer and, accordingly, will be dependent upon the judgment and ability of the Collateral Manager in acquiring investments for purchase on behalf of the Issuer over time. No assurance can be given that the Issuer will be successful in obtaining suitable investments or that, if such investments are made, the objectives of the Issuer will be achieved.

None of the Issuer, the Placement Agent or the Initial Purchaser has made any investigation into the Collateral Debt Obligations or Obligors of the Collateral Debt Obligations and prospective purchasers may not rely on such parties having made any such investigations. The value of the Portfolio may fluctuate from time to time (as a result of substitution or otherwise) and none of the Issuer, the Trustee, the Liquidity Facility Provider, the Initial Purchaser, the Placement Agent, the Custodian, the Collateral Manager, the Collateral Administrator, any Hedge Counterparty, any FX Derivative Counterparty, any Offsetting Credit Default Swap Counterparty, any Credit Short Obligation Counterparty, the VFN Agent, any Agent or any of their Affiliates are under any obligation to maintain the value of the Collateral Debt Obligations at any particular level. None of the Issuer, the Trustee, the Liquidity Facility Provider, the Initial Purchaser, the Placement Agent, the Custodian, the Collateral Manager, the Collateral Administrator, any Hedge Counterparty, any FX Derivative Counterparty, any Offsetting Credit Default Swap Counterparty, any Credit Short Obligation Counterparty, the VFN Agent, any Agent or any of their Affiliates has any liability to the Noteholders as to the amount or value of, or any decrease in the value of, the Collateral Debt Obligations from time to time.

3.2 Nature of Non-Investment Grade Collateral; Defaults

The Issuer will invest in a portfolio of Collateral Debt Obligations consisting at the time of acquisition of predominantly Senior Loans, High Yield Bonds and Mezzanine Obligations, as well as certain other investments, all of which will have greater credit and liquidity risk than investment grade sovereign or corporate bonds or loans. The Collateral is subject to credit, liquidity and interest rate risks.

The market value of the Collateral Debt Obligations will generally fluctuate with, among other things, changes in prevailing interest rates, general economic conditions, the condition of certain financial markets, international political events, developments or trends in any particular industry and the financial condition of the borrowers or issuers, as the case may be, of the Collateral Debt Obligations.

The lower rating of below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the relevant borrower or issuer, as the case may be, to make payments of principal or interest. Such investments may be speculative. See "*The Portfolio*".

A decrease in the market value of the Collateral Debt Obligations would adversely affect the Sale Proceeds that could be obtained upon the sale of the Collateral Debt Obligations and could, ultimately, affect the ability of the Issuer to effect an optional redemption of the Notes or pay the principal of the Notes upon a liquidation of the Collateral Debt Obligations following the occurrence of an Event of Default.

Due to the fact that Class F Subordinated Notes represent a leveraged investment in the underlying Collateral Debt Obligations, it is anticipated that changes in the market value of the Class F Subordinated Notes will be greater than changes in the market value of the underlying Collateral Debt Obligations.

The offering of the Notes has been structured so that the Notes can withstand certain assumed losses relating to defaults on the underlying Collateral Debt Obligations. See "*Ratings of the Notes*". There is no assurance that actual losses will not exceed such assumed losses. If any losses exceed such assumed levels, payments on the Notes could be adversely affected by such defaults. To the extent that a default occurs with respect to any Collateral Debt Obligation securing the Notes and the Issuer sells or otherwise disposes of such Collateral Debt Obligation, it is likely that the proceeds of such sale or disposition will be less than the unpaid principal and interest thereon.

The financial markets periodically experience substantial fluctuations in prices for high yield bonds, senior secured loans, senior unsecured loans and mezzanine obligations and limited liquidity for such obligations. No assurance can be made that the conditions giving rise to such price fluctuations and limited liquidity will not occur, subsist or become more acute following the Closing Date. During periods of limited liquidity and higher price volatility, the Issuer's ability to acquire or dispose of Collateral Debt Obligations at a price and time that the Issuer deems advantageous may be impaired. As a result, in periods of rising market prices, the Issuer may be unable to participate in price increases fully to the extent that it is either unable to dispose of Collateral Debt Obligations whose prices have risen or to acquire Collateral Debt Obligations whose prices are on the increase; the Issuer's inability to dispose fully and promptly of positions in declining markets will conversely cause its net asset value to decline as the value of unsold positions is marked to lower prices. A decrease in the market value of the Collateral Debt Obligations would also adversely affect the proceeds of sale that could be obtained upon the sale of the Collateral Debt Obligations and could ultimately affect the ability of the Issuer to pay in full or redeem the Notes.

3.3 The Target Par Amount

The Issuer has entered into certain agreements (together, the "**Warehouse Agreements**") with among others Goldman Sachs Credit Partners L.P. and Goldman Sachs International as warehouse provider (the "**Warehouse Provider**") to purchase and to fund the purchase of a substantial portion of the Collateral Debt Obligations on or prior to the Closing Date for inclusion in the Portfolio. The prices paid for such Collateral Debt Obligations will reflect the market value of such Collateral Debt Obligations on the date of acquisition pursuant to the Warehouse Agreements, which may be greater or less than their market value on the Closing Date or the date of settlement of the applicable trade, if later. Pursuant to the Warehouse Agreements the Issuer is obliged to pay certain financing costs and other third party out-of-pocket fees, costs and expenses incurred and any amount withheld, set off or deducted by the Issuer during the warehouse phase up to the Closing Date. In addition, although such obligations are required to satisfy certain eligibility criteria pursuant to the Warehouse Agreements at the time of entering into a binding commitment to purchase, it is possible that such obligations may no longer satisfy such eligibility criteria after entry into such binding commitment due to intervening events. The requirement that the eligibility criteria be satisfied applies only at the time that any commitment to purchase a Collateral Debt Obligation is entered into and any failure by such

obligation to satisfy the eligibility criteria at a later stage will not result in any requirement to sell it or take any other action.

The Target Par Amount means an amount of Collateral Debt Obligations acquired by, or on behalf of, the Issuer up to the end of the Initial Investment Period having an Aggregate Principal Balance of €583,100,000 provided that, for such purpose, any repayments or prepayments of any Collateral Debt Obligations subsequent to the Closing Date shall be disregarded and the Principal Balance of a Collateral Debt Obligation which is a Defaulted Obligation will be the lower of its S&P Collateral Value and its Moody's Collateral Value.

3.4 Considerations Relating to the Initial Investment Period

During the Initial Investment Period, the Issuer, or the Collateral Manager on its behalf, will seek to acquire additional Collateral Debt Obligations in order to satisfy each of the Coverage Tests, Collateral Quality Tests, Portfolio Profile Tests and the Target Par Amount requirement as at the Effective Date. See "*The Portfolio*". The ability to satisfy such tests and such requirement will depend on a number of factors beyond the control of the Issuer and the Collateral Manager, including the availability of obligations that satisfy the Eligibility Criteria and other Portfolio related requirements in the primary and secondary loan markets, the condition of the financial markets, general economic conditions and international political events. Therefore, there can be no assurance that such tests and requirements will be met. To the extent it is not possible to purchase such additional Collateral Debt Obligations, the level of income receivable by the Issuer on the Collateral and therefore its ability to meet its interest payment obligations under the Notes, together with the weighted average lives of the Notes, may be adversely affected. In addition, the ability of the Issuer to enter into additional Asset Swap Transactions upon the acquisition of Restricted Currency Collateral Debt Obligations and FX Derivative Agreements will also depend upon a number of factors outside the control of the Collateral Manager, including its ability to identify a suitable Asset Swap Counterparty with whom the Issuer may enter into additional Asset Swap Transactions and suitable FX Derivative Counterparties with whom to enter into additional FX Derivative Agreements. Any failure by the Issuer to acquire such additional Collateral Debt Obligations and/or enter into required additional Asset Swap Transactions and/or enter into required additional FX Derivative Agreements could result in the non-confirmation or downgrade or withdrawal by any Rating Agency of its Initial Rating of any Class of Notes. Such downgrade or withdrawal may result in the redemption of the Notes and therefore reduce the leverage ratio of the Class F Subordinated Notes to the other Classes of Notes which could adversely affect the level of returns to the holders of the Class F Subordinated Notes. Any such redemption of the Notes may also adversely affect the risk profile of Classes of Notes in addition to the Class F Subordinated Notes to the extent that the amount of excess spread capable of being generated in the transaction reduces as the result of redemption of the most senior ranking Classes of Notes in accordance with the Note Payment Sequence which bear a lower rate of interest than the remaining Classes of Rated Notes.

3.5 Collateral Reinvestment Provisions

During the Reinvestment Period and, to the limited extent described more fully herein, after the Reinvestment Period, the Collateral Manager (acting on behalf of the Issuer) may dispose of certain Collateral Debt Obligations and reinvest the Sales Proceeds thereof, together with Scheduled Principal Proceeds and Unscheduled Principal Proceeds received in Substitute Collateral Debt Obligations subject to compliance with the Reinvestment Criteria and certain other conditions. The exercise by the Collateral Manager of its discretion in disposing of such Collateral Debt Obligation and purchasing Substitute Collateral Debt Obligations in compliance with the Reinvestment Criteria and such other requirements will expose the Issuer to the market conditions prevailing at the time of such sale and reinvestment. Such actions during periods of adverse market conditions may result in unfavourable changes in the characteristics and quality of the Portfolio and may result in a decrease in the overall yield on the Portfolio, adversely affecting the Issuer's ability to make payments on the Notes. The income generated by any Substitute Collateral Debt Obligations will depend, among other factors, on the price paid for them and the availability of investments satisfying the Reinvestment Criteria which

are acceptable to the Issuer or the Collateral Manager (acting on behalf of the Issuer). The need to satisfy such Reinvestment Criteria and the other trading criteria specified in the Collateral Management Agreement and to identify acceptable investments may require the purchase of Substitute Collateral Debt Obligations with lower yields than those initially acquired or require that any Principal Proceeds received be maintained temporarily in cash or Eligible Investments, which may reduce the yield on the Collateral. Additionally, due to the significant restrictions imposed by the Collateral Management Agreement on the Collateral Manager's ability to buy and sell Collateral Debt Obligations, during certain periods or in certain circumstances, the Collateral Manager may be unable as a result of such restrictions to buy or sell securities or to take other actions which they might consider to be in the best interests of the Issuer and the Noteholders. Further, Obligors of Collateral Debt Obligations may be more likely to exercise any rights they may have to redeem such obligations when interest rates or spreads are declining. The impact, including any adverse impact, of such disposal or potential reinvestment on the holders of the Class F Subordinated Notes will be magnified by the leveraged nature of the Class F Subordinated Notes. See "*The Portfolio*" below.

3.6 Nature of the Collateral

The Collateral on which the Notes and the claims of the other Secured Parties are secured will be subject to credit, liquidity, interest rate and exchange rate risks, prepayment or early redemption and market value risks. All of the Collateral Debt Obligations pledged to secure the Notes will be senior secured leveraged loans, senior unsecured leveraged loans, mezzanine loans and debt securities lent to or issued by various Obligors with a principal place of business in a Non-Emerging Market Country which will be primarily rated or assigned an implied rating below investment grade.

Investment in the Notes of any Class involves a degree of risk arising from fluctuations in the amount and timing of receipt of the principal and interest on the Collateral Debt Obligations by or on behalf of the Issuer and the amounts of the claims of creditors of the Issuer ranking in priority to the holders of each Class of the Notes. In particular, prospective purchasers of such Notes should be aware that the amount and timing of payment of the principal and interest on the Collateral Debt Obligations will depend upon the detailed terms of the documentation relating to each of the Collateral Debt Obligations and on whether or not any Obligor thereunder defaults in its obligations.

The subordination levels of each of the Classes of Notes will be established to withstand certain assumed deficiencies in payment caused by defaults on the related Collateral Debt Obligations. If, however, actual payment deficiencies exceed such assumed levels, payments on the Notes could be adversely affected. Whether and by how much defaults on the Collateral Debt Obligations adversely affect each Class of Notes will be directly related to the level of subordination thereof pursuant to the Priorities of Payment. The risk that payments on the Notes could be adversely affected by defaults on the related Collateral Debt Obligations is likely to be increased to the extent that the Portfolio of Collateral Debt Obligations is concentrated in any one issuer, industry, region or country as a result of the increased potential for correlated defaults in respect of a single issuer or within a single industry, region or country as a result of downturns relating generally to such industry, region or country. Subject to any confidentiality obligations binding on the Issuer, Noteholders will, pursuant to each Monthly Report, receive notice from time to time of the identity of Collateral Debt Obligations which have become "Defaulted Obligations".

To the extent that a default occurs with respect to any Collateral Debt Obligation and the Collateral Manager on behalf of the Issuer or Trustee sells or otherwise disposes of such Collateral Debt Obligation, the proceeds of such sale or disposition are likely to be less than the unpaid principal and interest thereon. Even in the absence of a default with respect to any of the Collateral Debt Obligations, the potential volatility and illiquidity of the sub-investment grade high yield and leveraged loan markets means that the market value of such Collateral Debt Obligations at any time will vary, and may vary substantially, from the price at which such Collateral Debt Obligations were initially purchased and from the principal amount of such Collateral Debt Obligations. Accordingly, no assurance can be given as to the amount of proceeds of any sale or disposition of such Collateral Debt Obligations at any time, or that the proceeds of any such sale or disposition would be sufficient

to repay a corresponding par amount of principal of and interest on the Notes after, in each case, paying all amounts payable prior thereto pursuant to the Priorities of Payment.

The Portfolio of Collateral Debt Obligations on which the Notes are secured will comprise mainly Senior Loans, High Yield Bonds and Mezzanine Obligations lent to (or, in the case of certain Mezzanine Obligations, issued by) a variety of Obligors with a principal place of business in a Non-Emerging Market Country which are primarily rated below investment grade.

The Portfolio Profile Tests provide that as of the Effective Date, not more than 25 per cent. of the Aggregate Collateral Balance may consist of Mezzanine Obligations. Senior Loans, High Yield Bonds and Mezzanine Obligations are of a type generally incurred by the Obligors thereunder in connection with highly leveraged transactions, often (although not exclusively) to finance internal growth, acquisitions, mergers and/or stock purchases. As a result of the additional debt incurred by the borrower in the course of such a transaction, the Obligor's creditworthiness is typically judged by the rating agencies to be below investment grade. Senior Loans are typically at the most senior level of the capital structure with Mezzanine Obligations and High Yield Bonds being subordinated thereto or to any other senior debt of the Obligor. Senior Loans are often secured by specific collateral, including but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the Obligor and its subsidiaries. Mezzanine Obligations often have the benefit of a second charge over such assets. Senior Loans usually have shorter terms than more junior obligations and often require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities.

Mezzanine Obligations generally take the form of medium term loans repayable shortly (perhaps six months or one year) after the senior loans of the Obligor thereunder. Because it is only repayable after the senior debt (and interest payments may be blocked to protect the position of senior debt interest in certain circumstances), it will carry a higher rate of interest to reflect the greater risk of it not being repaid. Due to the greater risk associated with Mezzanine Obligations as a result of their subordination below senior loans of the Obligor, mezzanine lenders are typically granted share options, warrants or higher cash paying instruments or payment in kind in the Obligor which can be exercised in certain circumstances, principally being immediately prior to the Obligor's shares being sold or floated in an initial public offering.

The majority of Senior Loans and Mezzanine Obligations bear interest based on a floating rate index, for example EURIBOR, the certificate of deposit rate, a prime or base rate (each as defined in the applicable loan agreement) or other index, which may reset daily (as most prime or base rate indices do) or offer the borrower a choice of one, two, three, six, nine or twelve month interest and rate reset periods. The purchaser of an interest in a Senior Loan or Mezzanine Obligation may receive certain syndication or participation fees in connection with its purchase. Other fees payable in respect of a Senior Loan or Mezzanine Obligation, which are separate from interest payments on such loan, may include facility, commitment, amendment and prepayment fees.

Senior Loans, High Yield Bonds and Mezzanine Obligations also generally provide for restrictive covenants designed to limit the activities of the Obligors thereunder in an effort to protect the rights of lenders to receive timely payments of interest on, and repayment of, principal of the loans. Such covenants may include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. A breach of covenant (after giving effect to any cure period) under a Senior Loan or Mezzanine Obligation which is not waived by the lending syndicate normally is an event of acceleration which allows the syndicate to demand immediate repayment in full of the outstanding loan.

In order to induce banks and institutional investors to invest in a Senior Loan or Mezzanine Obligation, and to obtain a favourable rate of interest, an Obligor under such an obligation often provides the investors therein with extensive information about its business, which is not generally available to the public. Because of the provision of confidential information, the unique and customised nature of the loan agreement including such Senior Loan or Mezzanine Obligation, and

the private syndication of the loan, Senior Loans and Mezzanine Obligations are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the loan market has been small relative to, for example, the high yield bond market. Historically, investors in or lenders under European Senior Loans and Mezzanine Obligations have been predominantly commercial banks and investment banks. The range of investors for such loans has broadened to include money managers, insurance companies, arbitrageurs, bankruptcy investors and mutual funds seeking increased potential total returns and Collateral Managers of trusts or special purpose companies issuing collateralised bond and loan obligations. As secondary market trading volumes increase, new loans are frequently adopting more standardised documentation to facilitate loan trading which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. This means that such assets will be subject to greater disposal risk in the event that such assets are sold following enforcement of the security over the Collateral or otherwise. The European market for Mezzanine Obligations is also generally less liquid than that for Senior Loans, resulting in increased disposal risk for such obligations.

The fact that Mezzanine Obligations are generally subordinated to any Senior Loan and potentially other indebtedness of the relevant Obligor thereunder, may have a longer maturity than such other indebtedness and will generally only have a second ranking security interest over any security granted in respect thereof, increases the risk of non-payment thereunder of such Mezzanine Obligations in an enforcement situation.

Mezzanine Obligations may provide that all or part of the interest accruing thereon will not be paid on a current basis but will be deferred. Mezzanine Obligations also generally involve greater credit and liquidity risks than those associated with investment grade corporate obligations and Senior Loans. They are often entered into in connection with leveraged acquisitions or recapitalisations in which the Obligors thereunder incur a substantially higher amount of indebtedness than the level at which they previously operated and, as referred to above, sit at a subordinated level in the capital structure of such companies.

There is little historical data available as to the levels of defaults and/or recoveries that may be experienced on Mezzanine Obligations and no assurance can be given as to the levels of default and/or recoveries that may apply to any Mezzanine Obligations purchased by the Issuer. Recoveries on Senior Loans and Mezzanine Obligations will also be affected by the different bankruptcy regimes applicable in different European jurisdictions and the enforceability of claims against the Obligors thereunder. See "*Insolvency Considerations relating to Collateral Debt Obligations*" below.

A non-investment grade loan or debt obligation or an interest in a non investment grade loan is generally considered speculative in nature and may become a Defaulted Obligation for a variety of reasons. Upon any Collateral Debt Obligation becoming a Defaulted Obligation, such Defaulted Obligation may become subject to either substantial workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write down of principal and a substantial change in the terms, conditions and covenants with respect of such Defaulted Obligation. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in uncertainty with respect to ultimate recovery on such Defaulted Obligation. The liquidity for Defaulted Obligations may be limited, and to the extent that Defaulted Obligations are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. Furthermore, there can be no assurance that the ultimate recovery in any Defaulted Obligation will be at least equal either to the minimum recovery rate assumed by the Rating Agencies in rating the Notes or any recovery rate used in the analysis of the Notes that may have been prepared by the Initial Purchaser or the Placement Agent for or at the direction of the Noteholders.

Loans are generally prepayable in whole or in part at any time at the option of the obligor thereof at par plus accrued and unpaid interest thereon. Prepayments on loans may be caused by a variety of factors, which are difficult to predict. Accordingly, there exists a risk that loans purchased at a price

greater than par may experience a capital loss as a result of such a prepayment. In addition, Principal Proceeds received upon such a prepayment are subject to reinvestment risk. Any inability of the Issuer to reinvest payments or other proceeds in Collateral Debt Obligations with comparable interest rates that satisfy the Reinvestment Criteria may adversely affect the timing and amount of payments and distributions received by the Noteholders and the yield to maturity of the Notes. There can be no assurance that the Issuer will be able to reinvest proceeds in Collateral Debt Obligations with comparable interest rates that satisfy the Reinvestment Criteria or (if it is able to make such reinvestments) as to the length of any delays before such investments are made.

High yield bonds are generally unsecured, may be subordinated to other obligations of the applicable obligor and generally involve greater credit and liquidity risks than those associated with investment grade corporate obligations. They are often issued in connection with leveraged acquisitions or recapitalisations in which the obligors thereunder incur a substantially higher amount of indebtedness than the level at which they previously operated.

High yield bonds have historically experienced greater default rates than investment grade securities. Although several studies have been made of historical default rates in the U.S. high yield market, such studies do not necessarily provide a basis for drawing definitive conclusions with respect to default rates and, in any event, do not necessarily provide a basis for predicting future default rates in any of the high yield markets which may exceed the hypothetical default rates assumed by investors in determining whether to purchase the Notes or by the Rating Agencies in rating the Rated Notes.

The lower rating of securities in the high yield sector reflects the greater possibility that adverse changes in the financial condition of an issuer thereof, or in general economic conditions (including a sustained period of rising interest rates or an economic downturn), or both, may affect the ability of such issuer to make payments of principal and interest on its debt. Many issuers of high yield bonds are highly leveraged, and specific developments affecting such issuers, including reduced cash flow from operations or inability to refinance debt at maturity, may also adversely affect such issuers' ability to meet their debt service obligations. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced in respect of the High Yield Bonds in the Portfolio.

European high yield bonds are generally subordinated structurally (as opposed to contractually) to senior secured debt holders. Structural subordination takes place when a high yield bond investor lends to a holding company whose primary asset is ownership of a cash generating operating company or companies. The debt investment of the high yield investor is serviced by passing the revenues and tangible assets from the operating companies upstream through the holding company (which typically has no revenue generating capacity of its own) to the bondholders. In the absence of inter company guarantees such a process leaves the high yield bond investors deeply subordinated to secured and unsecured creditors of the operating companies and means that investors therein will not necessarily have access to the same security package as the senior lenders (even on a second priority charge basis) or be able to participate directly in insolvency proceeds or pre insolvency discussions relating to the operating companies within the group. This facet of the European high yield market differs from the U.S. high yield market, where structural subordination is markedly less prevalent.

In the case of high yield bonds issued by issuers with their principal place of business in Europe, structural subordination of high yield bonds leads European high yield defaults to realise lower than average recoveries than their U.S. counterparts. Another factor affecting recovery rates for European high yield bonds is the bankruptcy regimes applicable in different European jurisdictions and the enforceability of claims against the high yield bond issuer. See "*Insolvency Considerations relating to Collateral Debt Obligations*" below. It must be noted, however, that the overall probability of default (based on credit rating) remains the same for both U.S. and European credits; it is the severity of the effect of any default that differs between the two markets as a result of the aforementioned factors.

In addition to the characteristics described above, high yield bonds frequently have call or redemption features that permit the issuer to redeem such obligations prior to their final maturity date. If such a

call or redemption were exercised by an issuer during a period of declining interest rates, the Collateral Manager, acting on behalf of the Issuer, may only be able to replace such called obligation with a lower yielding obligation or be obliged to pay a premium for a similarly yielding obligation, thus decreasing the net investment income from the Portfolio.

3.7 Participations and Assignments

The Issuer may acquire interests in Collateral Debt Obligations (which are loans) either directly (by way of novation or assignment) or indirectly (by way of sub participation). Each institution from which such an interest is acquired is referred to herein as a "**Selling Institution**". Interests in loans acquired directly by way of novation or assignment are referred to herein as "**Assignments**". Interests in loans acquired indirectly by way of sub participation are referred to herein as "**Participations**".

The purchaser of an Assignment typically succeeds to all the rights of the assigning Selling Institution and becomes entitled to the benefit of the loans and the other rights of the Selling Institution in respect of the loan agreement including the right to the benefit of any security granted in respect of the loan interest transferred. The loan agreement usually contains mechanisms for the transfer of the benefit of the loan and the security relating thereto. The efficacy of these mechanisms is rarely tested, if ever, and there is debate amongst counsel in continental jurisdictions over their effectiveness. With regard to some of the loan agreements, security will have been granted over assets in different jurisdictions. Some of the jurisdictions depending on the mechanism for transfer will require registrations, filings and/or other formalities to be carried out not only in relation to the transfer of the loan but also with respect to the transfer of the benefit of the security.

In the case of an Assignment, the Issuer, as an assignee, will generally have the direct right to receive from the borrower all payments of principal and interest to which the assignee is entitled, provided that notice of such Assignment has been given to the borrower. As a purchaser of an Assignment, the Issuer typically will have voting rights ranking *pari passu* with the other lenders of the same tranche of debt under the applicable loan agreement. Typically decisions of lenders to waive enforcement of breaches of covenants and other matters require specific majorities (sometimes 66⅔ per cent. of those voting or some other proportion). The Issuer will generally also have the same rights as other lenders to enforce compliance by the borrower with the terms of the loan agreement, to set off claims against the borrower and to have recourse to collateral supporting the loan. As a result, following completion of the transfer formalities, the Issuer will generally not bear the credit risk of the Selling Institution and the insolvency of the Selling Institution should have no effect on the ability of the Issuer to continue to receive payment of principal or interest from the borrower. The Issuer will, however, assume the credit risk of the borrower.

Participations by the Issuer in a Selling Institution's portion of the loan typically results in a contractual relationship only with such Selling Institution and not with the borrower under such loan; a participation does not transfer any of the seller's rights, remedies or obligations against the borrower to the purchaser, but is an entirely separate back to back non recourse funding arrangement. The Issuer would, in such case, only be entitled to receive payments of principal and interest to the extent that the Selling Institution has received such payments from the borrower. In purchasing Participations, the Issuer generally will have no direct right to enforce compliance by the borrower with the terms of the applicable loan agreement and the Issuer will not directly benefit from the collateral supporting the loan in respect of which it has purchased a Participation. The Issuer may have contractual rights with the Selling Institution requiring the Selling Institution to take certain action against the borrower in certain circumstances: this is not the same as the Issuer itself having direct rights against the borrower. As a result, the Issuer will assume the credit risk of both the borrower and the Selling Institution selling the Participation. In the event of the insolvency of the Selling Institution selling a Participation, the Issuer may be treated as a general creditor of the Selling Institution and may not benefit from any set off between the Selling Institution and the borrower and the Issuer may suffer a loss to the extent that the borrower sets off claims against the Selling Institution. The Issuer may purchase a Participation from a Selling Institution that does not itself retain any economic interest of the loan, and therefore, may have limited interest in monitoring the

terms of the loan agreement and the continuing creditworthiness of the borrower, although there may be mechanisms requiring the Selling Institution to consult with the Issuer and to exercise a relevant proportion of its vote in accordance with the directions. When the Issuer holds a Participation in a loan it may not have the right to participate directly in any vote to waive enforcement of any covenants breached by a borrower. A Selling Institution voting in connection with a potential waiver of a restrictive covenant may have interests which are different from those of the Issuer and such Selling Institutions may not be required to consider the interest of the Issuer in connection with the exercise of its votes.

Additional risks are therefore associated with the purchase of Participations by the Issuer as opposed to Assignments. The Portfolio Profile Tests (subject to certain other restrictions) provide that the Aggregate Collateral Balance of Collateral Debt Obligations that are (i) Participations must not represent more than 30 per cent. of the Aggregate Collateral Balance, (ii) Synthetic Securities must not represent more than 15 per cent. of the Aggregate Collateral Balance and (iii) Synthetic Securities and Participations must not represent more than 35 per cent. of the Aggregate Collateral Balance.

3.8 Synthetic Securities

In addition to the credit risks associated with holding loans with respect to Synthetic Securities, the Issuer will usually have a contractual relationship with the relevant Synthetic Counterparty only, and not with the Reference Entity of the Reference Obligation (in each case as defined in the relevant Synthetic Security). The Issuer generally will have no right directly to enforce compliance by the Reference Entity with the terms of the Reference Obligation nor any rights of set off against the Reference Entity, nor have any voting rights with respect to the Reference Obligation. The Issuer will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the Synthetic Counterparty, the Issuer will be treated as a general creditor of such Synthetic Counterparty, and will not have any claim with respect to the Reference Obligation. Consequently, the Issuer will be subject to the credit risk of the Synthetic Counterparty as well as that of the Reference Entity. As a result, concentrations of Synthetic Securities in any one Synthetic Counterparty subject the Notes to an additional degree of risk with respect to defaults by such Synthetic Counterparty as well as by the Reference Entity. Although the Collateral Manager will not perform independent credit analyses of the Synthetic Counterparties on behalf of the Issuer, any such Synthetic Counterparty, or an entity guaranteeing such Synthetic Counterparty, individually and in the aggregate will be required to satisfy the applicable Rating Requirement thereto. The Rating Agencies may downgrade any of the Rated Notes if the Synthetic Counterparty is not in compliance with the Rating Requirements set out herein. It is expected that the Initial Purchaser, the Placement Agent and/or one or more of its Affiliates, with acceptable credit support arrangements, if necessary, may act as Synthetic Counterparties with respect to all or a portion of the Synthetic Securities, which may create certain conflicts of interest. In addition, one or more Affiliates of the Collateral Manager, with acceptable credit support arrangements, may, if necessary, act as a Synthetic Counterparty with respect to all or a portion of the Synthetic Securities, which may create certain conflicts of interest. See "*Certain Conflicts of Interest*" below.

The Issuer expects that the returns on a Synthetic Security will generally reflect those of the related Reference Obligation. However, as a result of the terms of the Synthetic Security and the assumption of the credit risk of the applicable Synthetic Counterparty, a Synthetic Security may have a different expected return, a different (and potentially greater) probability of default, a different (and potentially greater) expected loss characteristic following a default and a different (and potentially lower) expected recovery following default. Additionally, the terms of a Synthetic Security may provide for different maturities, payment dates, interest rates, interest rate references and credit exposures and non-credit related exposures to obligations of the Issuer other than the Reference Obligation relating thereto.

Generally, upon the occurrence of certain specified credit events under a Synthetic Security relating to the credit of the applicable Reference Entity, the relevant Synthetic Security will become repayable

and its terms will permit or require the relevant Synthetic Counterparty to satisfy its repayment obligations under the Synthetic Security in such circumstances by delivering to the Issuer a principal amount of Reference Obligations or other Deliverable Obligations of the applicable Reference Entity or cash in an amount equal to the current market value of a principal amount of the Reference Obligations or such Deliverable Obligations of the Reference Entity equal to the original principal amount of the applicable Synthetic Security. Such amounts may be significantly less than the original principal amount of such Synthetic Security or, in certain circumstances, equal to zero.

As referred to above, a Synthetic Security which is a Defaulted Obligation will generally be settled either by a cash settlement or a physical settlement. The Issuer may be required upon a credit event to take delivery of a non-Euro denominated obligation exposing the Issuer to exchange rate risk.

3.9 Collateral Enhancement Obligations

All funds required in respect of the purchase price of any Collateral Enhancement Obligations and all funds required in respect of the exercise price of any rights or options thereunder, may only be paid out of the Balance standing to the credit of the relevant Collateral Enhancement Account at the relevant time (including, as described below, Interest Proceeds and/or the proceeds of a drawdown under the Liquidity Facility deposited in such Account for such purpose). Such Balance shall be comprised of all Distributions and Sale Proceeds received in respect of Collateral Enhancement Obligations from time to time (referred to herein as "**Collateral Enhancement Obligation Proceeds**") together with all other sums deposited therein from time to time which will comprise interest and/or principal payable in respect of the Class F Subordinated Notes which the Collateral Manager, acting on behalf of the Issuer, determines shall be paid into the relevant Collateral Enhancement Account pursuant to the Priorities of Payment rather than being paid to the Class F Subordinated Noteholders. In addition, if the Balance standing to the credit of the relevant Collateral Enhancement Account at the relevant time is not sufficient to fund a purchase or exercise (as applicable) of one or more Collateral Enhancement Obligations, the Collateral Manager (acting on behalf of the Issuer) may, at its discretion, arrange for the payment of any such shortfall by any of (i) requesting (on behalf of the Issuer) that funds be paid out of the Interest Accounts to the relevant Collateral Enhancement Account for this purpose on the terms and subject to the limits set out in Condition 3(j) (*Payments to and from the Accounts*) and/or (ii) arranging (on behalf of the Issuer) for the drawdown of funds for this purpose from the Liquidity Facility on the terms set out in the Liquidity Facility Agreement. The aggregate of funds drawn down under the Liquidity Facility Agreement for such purpose may not exceed €120,000 in aggregate in any Due Period or €300,000 in aggregate at any time and the aggregate of funds which may be withdrawn from the Interest Accounts pursuant to paragraph (2) of Condition 3(j)(iv) (*Euro Interest Account*), Condition 3(j)(v) (*Sterling Interest Account*) and Condition 3(j)(vi) (*US Dollar Interest Account*) for such purpose may not exceed €3,600,000.

The Collateral Manager is under no obligation whatsoever to exercise its discretion (acting on behalf of the Issuer) to take any of the actions described above and there can be no assurance that the Balance standing to the credit of the Collateral Enhancement Accounts will be sufficient to fund the exercise of any right or option under any Collateral Enhancement Obligation at any time. The ability of the Collateral Manager (acting on behalf of the Issuer) to exercise any rights or options under any Collateral Enhancement Obligation will be dependent upon there being sufficient amounts standing to the credit of the Collateral Enhancement Accounts to pay the costs of any such exercise (including, as described above, Interest Proceeds and/or the proceeds of a drawdown under the Liquidity Facility available for this purpose). Failure to exercise any such right or option may result in a reduction of the returns to the Class F Subordinated Noteholders (and, potentially, Noteholders of other Classes).

Furthermore, all Collateral Enhancement Obligation Proceeds in respect of any Collateral Enhancement Obligation will be deposited into the Collateral Enhancement Obligation Account to be paid to the Class F Subordinated Noteholders. The other Secured Parties will not be entitled to receive such distributions and sale proceeds.

Collateral Enhancement Obligations and any income or return generated thereby are not taken into account for the purposes of determining satisfaction of, or required to satisfy, any of the Coverage Tests, Portfolio Profile Tests or Collateral Quality Tests.

3.10 Risks relating to Structured Finance Securities

It is expected that a small proportion of the Collateral pledged to secure the Notes will be Structured Finance Securities which may include collateral loan obligations and Whole Business Securitisations. Structured Finance Securities are typically securities that entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, together with rights or other assets designated to assure the servicing or timely distribution of proceeds to holders of the Structured Finance Securities.

Structured Finance Securities are often subject to extension and prepayment risks which may have a substantial impact on the timing of their cashflows. The average life of each individual security may be affected by a large number of factors such as structural features (including the existence and frequency of exercise of any optional redemption, mandatory redemption or prepayment or sinking fund features), the payment or the prepayment rate of the underlying assets, the prevailing level of interest rates, the actual default rate of the underlying assets, the timing of recoveries and the level of rotation in the underlying assets. As a result, no assurance can be made as to the exact timing of cashflows from the Portfolio or on the Notes. This uncertainty may substantially affect the returns of each Class of Notes.

It is expected that some of the Collateral will consist of Structured Finance Securities that are subordinated in right of payment and rank junior to other securities that are secured by or represent an ownership interest in the same pool of assets. In addition, the underlying documentation for certain of such Structured Finance Securities provide for the diversion of payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool of assets underlying such Structured Finance Securities exceeds certain levels or applicable over-collateralisation or interest coverage tests are not satisfied. In certain circumstances, payments of interest on certain Structured Finance Securities in the Portfolio may be reduced, deferred or eliminated for one or more payment dates, which may adversely affect the ability of the Issuer to pay principal and interest in respect of the Notes. As a result of the foregoing, such subordinated Structured Finance Securities have a higher risk of loss and a lower degree of control and/or decision making rights compared to more senior classes of such securities. Additionally, as a result of the diversion of cash flow to more senior classes, the average life of such subordinated Structured Finance Securities may lengthen. Subordinated Structured Finance Securities generally do not have the right to trigger an event of default or vote on or direct remedies following a default until the more senior securities are paid in full. As a result, a shortfall in payments to holders of subordinated Structured Finance Securities will generally not result in a default being declared on the transaction and the restructuring of the same. Finally, because subordinated Structured Finance Securities may represent a relatively small percentage of the size of the asset pool being securitised, the impact of a relatively small loss on the overall pool may be substantial on the individual subordinated Structured Finance Security.

The offering materials in respect of the issue of Structured Finance Securities may contain extensive risk factors and other considerations associated with an investment in such Structured Finance Security, which may include both generic risks and risks specific to the particular structure or asset class of a Structured Finance Security. Potential investors in the Notes should conduct their own due diligence as to the nature of, and risks associated with, Structured Finance Securities.

3.11 Counterparty Risk

Participations, Synthetic Securities, Credit Short Obligations, Offsetting Credit Default Swaps, FX Derivative Agreements and Hedge Transactions involve the Issuer entering into contracts with counterparties. Pursuant to such contracts, the counterparties agree to make payments to the Issuer under certain circumstances as described therein. The Issuer will be exposed to the credit risk of the

counterparty in respect of any such payments. Each counterparty is required to have a rating of at least the applicable Rating Requirement.

3.12 Concentration Risk

The Issuer will invest in a Portfolio of Collateral Debt Obligations consisting, at the Closing Date, of Senior Loans, High Yield Bonds, Mezzanine Obligations and Synthetic Securities under which the Reference Obligation is a Senior Loan, High Yield Bond or Mezzanine Obligation. The Portfolio Profile Tests provide that at any time (a) not more than 25 per cent. of the Aggregate Collateral Balance may consist of Mezzanine Obligations; (b) not less than 75 per cent. of the Aggregate Collateral Balance must consist of Secured Senior Loans and (c) not more than 10 per cent. of the Aggregate Collateral Balance may consist of High Yield Bonds.

Although no significant concentration with respect to any particular Obligor, industry or country is expected to exist at the Effective Date, the concentration of the Portfolio in any one Obligor would subject the Notes to a greater degree of risk with respect to defaults by such Obligor, and the concentration of the Portfolio in any one industry would subject the Notes to a greater degree of risk with respect to economic downturns relating to such industry. This risk is mitigated by the Portfolio Profile Tests on the Portfolio. See "*The Portfolio - Portfolio Profile Tests*".

3.13 Currency Risk

It is anticipated that, on the Effective Date, a portion of the Aggregate Principal Balance of the Collateral Debt Obligations will be comprised of Non-Euro Obligations or Synthetic Securities which have Reference Obligations denominated in currencies other than Euro. The percentage of the Portfolio that is comprised of these types of loans and securities may increase or decrease over the life of the Notes. Notwithstanding that Non-Euro Obligations may have associated Asset Swap Transactions (which will include currency protection provisions), losses may still be incurred due to fluctuations in the Euro exchange rates in the event of a default under any such Asset Swap Transaction or the sale of the related Non-Euro Obligation. In addition, a portion of the Portfolio may be comprised of Unhedged Collateral Debt Obligations which are not required to have an associated Asset Swap Transaction, provided however that the Collateral Manager (on behalf of the Issuer) must enter into an Asset Swap Transaction in respect of such Unhedged Collateral Debt Obligations within 6 months of acquiring such Unhedged Collateral Debt Obligations.

In addition, fluctuations in Euro exchange rates may result in a decrease in value of the Portfolio for the purposes of sale thereof upon enforcement of the security over it. The Collateral Manager may also be limited at the time of reinvestment in its choice of Collateral Debt Obligations because of the cost of entry into such Asset Swap Transactions and due to restrictions in the Collateral Management Agreement with respect thereto.

The Issuer's ongoing payment obligations under such Asset Swap Transactions (including termination payments) and FX Derivative Agreements may be significant. The payments associated with such hedging arrangements generally rank senior to payments on the Notes.

The Issuer will depend upon each Asset Swap Counterparty and FX Derivative Counterparty to perform its obligations under any Asset Swap Transactions and FX Derivative Agreements. If an Asset Swap Counterparty or FX Derivative Counterparty defaults or becomes unable to perform due to insolvency or otherwise, the Issuer may not receive payments it would otherwise be entitled to from such Counterparty to cover its foreign exchange exposure.

The Issuer, subject to Condition 3(c) (*Priorities of Payment*), will use Sterling Interest Proceeds and Sterling Principal Proceeds to pay its liabilities under the Class A-1 VF Notes denominated in Sterling, US Dollar Interest Proceeds and US Dollar Principal Proceeds to pay its liabilities under the Class A-1 VF Notes denominated in US Dollars, and Euro Interest Proceeds and Euro Principal Proceeds to pay its liabilities under the Class A-1 VF Notes denominated in Euro. On the Closing Date, the Issuer will also purchase Sterling Options and US Dollar Options pursuant to Initial FX

Derivative Agreements in accordance with the Portfolio Currency Hedging Procedures and subject to Rating Agency Confirmation. After the Closing Date, the Collateral Manager, acting on behalf of the Issuer, may in accordance with the Collateral Management Agreement and the Portfolio Currency Hedging Procedures and subject to Rating Agency Confirmation sell Sterling Options and/or US Dollar Options and purchase additional Sterling Options and/or US Dollar Options pursuant to Subsequent FX Derivative Agreements. To the extent that the Issuer does not have sufficient amounts in one currency to pay its liabilities, then in accordance with the Priorities of Payment and the provisions of Condition 3(c)(iv) (*Multi-Currency Provisions*) or Condition 3(c)(v) (*Pari Passu Provisions*), as applicable, the Issuer may depending on circumstances use one of the following methods (a) convert Sterling or US Dollar into Euro or, as the case may be, Euro into Sterling or US Dollar at the Spot Rate; (b) by using its Sterling Options obtain Sterling for Euro or, by using its US Dollar Options, obtain US Dollar for Euro, in each case to pay its liabilities. Therefore the Noteholders may suffer a risk that Euro Interest Proceeds and Euro Principal Proceeds which may have been available to them on subsequent Payment Dates are utilised to pay the Issuer's liabilities in Sterling or US Dollars. In addition, the Noteholders may also take the risk of any currency mismatches if proceeds from Sterling Collateral Debt Obligations and/or US Dollar Collateral Debt Obligations have to be converted into Euro to repay the Issuer's obligations denominated in Euro.

3.14 Interest Rate Risk

Certain Classes of the Notes bear interest at floating rates based on EURIBOR. The Euro Drawings under the Class A-1 VF Notes will bear interest at a rate based on VFN EURIBOR, the Sterling Drawings under the Class A-1 VF Notes will bear interest at a rate based on VFN Sterling LIBOR and the US Dollar Drawings under the Class A-1 VF Notes will be interest at a rate based on the VFN Dollar LIBOR, for the period from (and including) the Funding Date to but excluding the next Payment Date (and thereafter from and including one Payment Date to and excluding the next Payment Date) and, in respect of the last VFN Interest Period, the period commencing on (and including) the Payment Date (or, as the case may be, the relevant Funding Date) that immediately precedes the Repayment Date to but excluding the Repayment Date on the Drawn Amount. It is possible that Collateral Debt Obligations (in particular High Yield Bonds) may bear interest at fixed rates and there is no requirement that the amount or portion of Collateral Debt Obligations securing the Notes must bear interest on a particular basis, save for the Portfolio Profile Test which requires that not more than 5 per cent. of the Aggregate Collateral Balance (unless Rating Agency Confirmation has been obtained, in which case not more than 10 per cent.) may comprise Collateral Debt Obligations which bear interest at a fixed rate.

In addition, any payments of principal or interest received in respect of Collateral Debt Obligations and not otherwise reinvested during the Reinvestment Period in Substitute Collateral Debt Obligations will generally be invested in Eligible Investments until shortly before the next Payment Date. There is no requirement that such Eligible Investments bear interest on a particular basis, and the interest rates available for such Eligible Investments are inherently uncertain. As a result of these factors, it is expected that there will be a fixed/floating rate mismatch and/or a floating rate basis mismatch between the Notes and the underlying Collateral Debt Obligations and Eligible Investments. Such mismatch may be material and may change from time to time as the composition of the related Collateral Debt Obligations and Eligible Investments change and as the liabilities of the Issuer accrue or are repaid. As a result of such mismatches, changes in the level of EURIBOR and/or Sterling LIBOR and/or USD LIBOR could adversely affect the ability to make payments on the Notes.

Pursuant to the Collateral Management Agreement, the Collateral Manager, acting on behalf of the Issuer, is authorised to enter into Interest Rate Hedge Transactions in order to mitigate such interest rate mismatch from time to time, subject to receipt in each case of Rating Agency Confirmation in respect thereof. Notwithstanding any Interest Rate Hedge Transactions entered into, there can be no assurance that the Collateral Debt Obligations, Eligible Investments, Hedge Transactions and FX Derivative Transactions securing the Notes will in all circumstances generate sufficient Interest Proceeds to make timely payments of interest on the Notes or that any particular levels of return will be generated on the Class F Subordinated Notes. The Issuer has entered into the Liquidity Facility,

among other reasons, in order to fund payments of interest where there are insufficient funds available. The Issuer will depend on each Interest Rate Hedge Counterparty to perform its obligations under any Interest Rate Hedge Transaction to which it is party. If any Interest Rate Hedge Counterparty defaults or becomes unable to perform due to insolvency or otherwise, the Issuer may not receive payments it would otherwise be entitled to from such Interest Rate Hedge Counterparty to cover its interest rate risk exposure.

3.15 Offsetting Credit Default Swaps

In order to hedge the credit risks associated with holding Collateral Debt Obligations, the Issuer may enter into one or more Offsetting Credit Default Swaps. However, in the event of the insolvency of the Offsetting Credit Default Swap Counterparty, the Issuer will be treated as a general creditor of such Offsetting Credit Default Swap Counterparty. Consequently, the Issuer will be subject to the credit risk of the Offsetting Credit Default Swap Counterparty as well as that of the reference obligor. As a result, concentrations of Offsetting Credit Default Swaps in any one Offsetting Credit Default Swap Counterparty may subject the Notes to an additional degree of risk with respect to defaults by such Offsetting Credit Default Swap Counterparty as well as by the reference obligor. Although the Collateral Manager will not perform independent credit analysis of the Offsetting Credit Default Swap Counterparties on behalf of the Issuer, any such relevant Offsetting Credit Default Counterparty, or an entity guaranteeing such Offsetting Credit Default Counterparty, individually and in the aggregate, will be required to satisfy the required ratings set out under "*The Portfolio – Management of the Portfolio – Offsetting Credit Default Swaps*". The Rating Agencies may downgrade any of the Notes (other than the Class F Subordinated Notes (which are not rated)) if an Offsetting Credit Default Swap Counterparty is not in compliance with the Offsetting Credit Default Swap Counterparty rating requirements set out herein. No assurance can be given that the Offsetting Credit Default Swap Counterparty will be able to maintain its ratings. It is expected that the Initial Purchaser, the Placement Agent and/or one or more of its Affiliates, with acceptable credit support arrangements, if necessary, may act as Offsetting Credit Default Swap Counterparties with respect to all or a portion of the Offsetting Credit Default Swaps, which may create certain conflicts of interest.

3.16 Risk relating to Credit Short Obligations

The Issuer may, subject to certain limitations, create Credit Short Obligations through purchasing credit protection in relation to reference obligations that it need not own. Investing in Credit Short Obligations involves certain risks as described in the succeeding two paragraphs.

The Issuer may from time to time enter into a credit default swap transaction with a Credit Short Obligation Counterparty having a stated notional amount under which the Issuer is the purchaser of credit protection and with a term ending no later than the Stated Maturity; provided that (i) either the terms thereof provide for the Issuer to be able to elect for either cash or physical settlement on or after the occurrence of a credit event in relation to the relevant Reference Obligation or, if the Issuer elects for physical settlement at the date it enters into the Credit Short Obligation, it credits an amount equal to the notional amount of such Credit Short Obligation to the Collateral Enhancement Accounts to permit the purchase of the Deliverable Obligations relating to such Credit Short Obligation if a credit event were to occur in relation to the Reference Obligation, provided that (a) such amount credited to the Collateral Enhancement Accounts shall not be used for any other purpose and (b) on the settlement date of the Credit Short Obligation no more than such amount equal to the notional amount may be used to purchase the Deliverable Obligations relating to such Credit Short Obligation, (ii) the obligor of the Reference Obligation is organised in a country rated at least "P-1" by Moody's and "A-1" by S&P and (iii) Rating Agency Confirmation has been obtained; provided that if the proposed Credit Short Obligation is a Form-Approved Credit Short Obligation, Rating Agency Confirmation shall be deemed to have been satisfied when the Issuer provides a copy of the documentation to the Rating Agencies (a "**Credit Short Obligation**").

The Issuer shall not acquire any Credit Short Obligations unless (i) after giving effect to such acquisition, the Coverage Tests are satisfied and (ii) the Minimum Weighted Average Spread Test, the

S&P CDO Monitor Test and the Moody's Maximum Weighted Average Rating Factor Test are satisfied.

No assurance can be given that the acquisition of such Credit Short Obligations will result in any return to the Issuer. The periodic premia payable by the Issuer under Credit Short Obligations will reduce the amount of proceeds that would otherwise be available to pay interest on the Notes or to invest in other Collateral Debt Obligations.

The Issuer is required to terminate Credit Short Obligations if there would be insufficient Interest Proceeds to pay interest on the Class A Notes on any Payment Date and the termination payment received by the Issuer in connection with such a termination would be sufficient to pay such interest. This requirement may require the Collateral Manager to terminate Credit Short Obligations at a time that it would not otherwise elect to do so. If (i) any Credit Short Obligation is terminated and the Issuer is required to make a termination payment; or (ii) any Credit Short Obligation is sold or assigned and the Issuer is required to make a payment and the Interest Coverage Tests, Collateral Quality Tests or Reinvestment Diversion Threshold are not satisfied at the time of such sale, assignment or termination, Interest Amounts that would otherwise have been paid to the holders of the Class F Subordinated Notes will be transferred to the relevant Principal Account to be applied as Principal Proceeds.

3.17 Insolvency Considerations relating to Collateral Debt Obligations

Collateral Debt Obligations may be subject to various laws enacted for the protection of creditors in the countries of the jurisdictions of incorporation of the Obligors and, if different, in which the Obligors conduct business and in which they hold the assets, which may adversely affect such Obligors' abilities to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which each issuer is located or domiciled or, to the extent that Council Regulation No 1346/2000 of 29 May 2000 applies, has its centre of main interest and may differ depending on whether the issuer is a non-sovereign or a sovereign entity. In particular, it should be noted that a number of continental European jurisdictions operate "debtor friendly" insolvency regimes which would result in delays in payments under Collateral Debt Obligations where obligations thereunder are subject to such regimes, in the event of their insolvency.

The different insolvency regimes applicable in the different European jurisdictions result in a corresponding variability of recovery rates for Senior Loans, High Yield Bonds and Mezzanine Obligations entered into by Obligors in such jurisdictions. No reliable historical data is available.

3.18 Lender Liability Considerations; Equitable Subordination

In recent years, a number of judicial decisions in the United States and other jurisdictions have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively, termed "**lender liability**"). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Although it would be a novel application of the lender liability theories, the Issuer may be subject to allegations of lender liability. However, the Issuer does not intend to engage in, and the Collateral Manager does not intend to advise the Issuer with respect to any, conduct that would form the basis for a successful cause of action based upon lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the under capitalisation of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged

creditor or creditors, a remedy called "**equitable subordination**". Because of the nature of the Collateral Debt Obligations, the Issuer may be subject to claims from creditors of an Obligor that Collateral Debt Obligations issued by such Obligor that are held by the Issuer should be equitably subordinated. However, the Issuer does not intend to engage in, and the Collateral Manager does not intend to advise the Issuer with respect to, any conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine.

The preceding discussion is based upon principles of United States federal and state laws. Insofar as Collateral Debt Obligations that are obligations of non United States Obligors are concerned, the laws of certain foreign jurisdictions may impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under United States federal and state laws.

3.19 Changes in Tax Law; No Gross Up; General

At the time when they are acquired by the Issuer, the Eligibility Criteria require that payments of interest on the Collateral Debt Obligations either will not be reduced by any withholding tax imposed by any jurisdiction or, if and to the extent that any such withholding tax does apply, the relevant Obligor will be obliged to make gross up payments to the Issuer that cover the full amount of such withholding tax. However, there can be no assurance that, as a result of any change in any applicable law, rule or regulation or interpretation thereof, the payments on the Collateral Debt Obligations might not in the future become subject to withholding tax or increased withholding rates in respect of which the relevant Obligor will not be obliged to gross up to the Issuer. In such circumstances, the Issuer may be able, but will not be obliged, to take advantage of (a) a double taxation treaty between Ireland and the jurisdiction from which the relevant payment is made, (b) the current applicable law in the jurisdiction of the borrower or (c) the fact that the Issuer has taken a Participation in such Collateral Debt Obligations from a Selling Institution which is able to pay interest payable under such Participation gross if paid in the ordinary course of its business. In the event that the Issuer receives any interest payments on any Collateral Debt Obligation net of any applicable withholding tax, the Coverage Tests and Collateral Quality Tests will be determined by reference to such net receipts. Such tax would also reduce the amounts available to make payments on the Notes. There can be no assurance that remaining payments on the Collateral Debt Obligations would be sufficient to make timely payments of interest, principal on the Maturity Date and other amounts payable in respect of the Notes of each Class.

Although no withholding tax is currently imposed on payments of interest on the Notes, there can be no assurance that the law will not change. For example, see "*Tax Considerations*". In the event that any withholding tax is imposed on payments of interest on any Class of Notes, the Issuer will not "gross up" payments to the holders of such Notes. In the event of the occurrence of a Note Tax Event pursuant to which any payment on the Notes of any Class becomes properly subject to any withholding tax or deduction on account of tax, the Notes may be redeemed in whole but not in part at the direction of the holders of the Controlling Class or the holders of the Class F Subordinated Notes, in each case acting by Extraordinary Resolution, subject to certain conditions, including a threshold test pursuant to which determination is made as to whether the anticipated proceeds of liquidation of the security over the Collateral would be sufficient to pay all amounts due and payable on the Rated Notes in such circumstances in accordance with the Priorities of Payment. In the case of such redemption at the direction of the holders of the Controlling Class, there can be no assurance that the proceeds of such redemption would be sufficient to make payments of all amounts payable in respect of the Notes of each Class.

The value added tax treatment applicable to the provision of services of parties to the Transaction Documents depends inter alia on the location of the relevant contracting parties, general EU law and the local enactment of that law in the relevant Member States. It should be noted that as the interpretation of EU law is still evolving in this area, it is therefore possible that the value added tax treatment could change over time.

3.20 Collateral Manager

The Collateral Manager is given authority in the Collateral Management Agreement to act as Collateral Manager to the Issuer in respect of the Portfolio pursuant to and in accordance with the parameters and criteria set out in the Collateral Management Agreement. See "*The Portfolio*" and "*The Collateral Management Agreement*". The powers and duties of the Collateral Manager in relation to the Portfolio include effecting, on behalf of the Issuer, (a) the acquisition of Collateral Debt Obligations during the Reinvestment Period; and (b) the sale of certain of the Collateral Debt Obligations in the Portfolio during the Reinvestment Period (subject to certain limits) and, at any time, upon the occurrence of certain events (including a Collateral Debt Obligation becoming a Defaulted Obligation, a Credit Improved Obligation or a Credit Impaired Obligation), in accordance with the provisions of the Collateral Management Agreement. See "*The Portfolio*". Any analysis by the Collateral Manager (on behalf of the Issuer) of Obligors under Collateral Debt Obligations which it is purchasing (on behalf of the Issuer) or which are held in the Portfolio from time to time will, in respect of Collateral Debt Obligations which are publicly listed bonds, be limited to a review of readily available public information and, in respect of Collateral Debt Obligations which are Assignments or Participations of senior and mezzanine loans and in relation to which the Collateral Manager has non public information, such analysis will include due diligence of the kind common in relation to senior and mezzanine loans of such kind.

The performance of any investment in the Notes will be dependent in part on the ability of the Collateral Manager to monitor the Portfolio and effect sales and acquisitions of Collateral Debt Obligations and the performance of the Collateral Manager of its obligations under the Collateral Management Agreement. The loss by the Collateral Manager of a number of its employees responsible for managing the portfolio could (if the Collateral Manager's Affiliates do not transfer or second persons of appropriate experience and expertise to replace such individuals or if such individuals are not otherwise replaced by the Collateral Manager or any of its Affiliates) have a material adverse effect on the ability of the Collateral Manager to perform its obligations under the Collateral Management Agreement.

Liability of the Collateral Manager under the Collateral Management Agreement is limited to (a) damage caused by acts or omissions constituting its wilful misconduct or negligence; (b) with respect to the information concerning the Collateral Manager provided in writing to the Issuer by the Collateral Manager expressly for inclusion in this Prospectus, such information containing any untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (c) with respect to any unauthorised offers or solicitations to investors by the Collateral Manager; or (d) any other breach by the Collateral Manager of the terms of the Collateral Management Agreement having a material adverse effect on the interests of the Issuer or any of the Secured Parties (including but not limited to a failure to adhere to the Investment Restrictions set out in clause 6.2 of the Collateral Management Agreement). Pursuant to the Collateral Management Agreement, the Collateral Manager will indemnify the Issuer and the Trustee in respect, in the case of the Issuer, of the matters described in (a), (b) or (c) above and, in the case of the Trustee, of the matters described in (a) above only.

The Collateral Manager may under certain circumstances resign as described herein under "*The Collateral Management Agreement*". However, subject to and in accordance with the terms of the Collateral Management Agreement, such resignation will not be effective unless and until the Issuer, or, under certain circumstances, the Collateral Manager on its behalf, has appointed a Successor Collateral Manager (see "*The Collateral Management Agreement*" below).

In the event that the Collateral Manager resigns or is removed and no Successor Collateral Manager is appointed in accordance with the terms of the Collateral Management Agreement, the Outgoing Collateral Manager (as defined herein) shall as soon as practicable provide written confirmation to the Trustee that no Successor Collateral Manager has been appointed and the Portfolio will cease to be managed and from that date (the "**Static Date**") there shall be no further additions to or (until the

appointment of a Disposal Agent) removals from the Portfolio. As soon as practicable after the Static Date, the Outgoing Collateral Manager will make a recommendation to the Issuer regarding the appointment of a Disposal Agent. As soon as a Disposal Agent is appointed, the Collateral Manager will be released from its obligations under the Collateral Management Agreement. The Disposal Agent will have limited powers in relation to management of the Portfolio. If the Outgoing Collateral Manager fails to recommend a Disposal Agent to the Issuer within three months of the Static Date, the Trustee in its sole discretion will appoint a Disposal Agent, provided that at the end of such three month period following the Static Date, the Collateral Manager will be released of its obligations under the Collateral Management Agreement, subject to the terms of the Collateral Management Agreement. For the period from the Static Date until a Disposal Agent is appointed, the Issuer will not be able to redeem the Portfolio in accordance with the various redemption provisions of the Notes.

The Collateral Manager will be dependent upon the financial and managerial experience of certain individuals associated with the Collateral Manager in the management of portfolios of fixed income assets. The loss of key individuals from the Collateral Manager could have a material adverse effect on the performance of the Portfolio and consequently the performance of the Notes. Although the Collateral Manager will commit an appropriate amount of its business efforts to the management of the Portfolio, the Collateral Manager is not required to devote all of its time to such affairs and may continue to advise and manage other investments in the future.

Prior investment results and returns achieved for accounts managed by TCG or the Collateral Manager are not likely to be indicative of the Issuer's investment results. In addition, the nature of, and risks associated with, the Issuer Investments to be acquired by the Issuer may differ materially from those investments and strategies undertaken historically by TCG or CELF Investment Advisors Limited, including by reason of the diversity and other parameters required by the Collateral Management Agreement. There can be no assurance that the Issuer's investments will perform as well as the past investments for any such accounts.

3.21 Certain Employee Benefit Plan Considerations

The Issuer intends to prohibit investment by Benefit Plan Investors (as defined under "*Certain Employee Benefit Plan Considerations*") in the Class F Subordinated Notes or any interest therein so that the assets of the Issuer should not be deemed to be "plan assets" subject to ERISA and/or Section 4975 of the Code within the meaning of ERISA and the Plan Asset Regulation issued by the U.S. Department of Labor. Although the Issuer intends to restrict the acquisition of the Class F Subordinated Notes by Benefit Plan Investors, there can be no assurance that ownership by Benefit Plan Investors of such Notes will always remain below the 25 per cent. threshold established under ERISA and the Plan Assets Regulation to avoid the assets of the Issuer being deemed to be "plan assets." If the assets of the Issuer were deemed to be "plan assets," certain transactions that the Issuer might enter into, or may have entered into, in the ordinary course of its business might constitute direct or indirect non-exempt prohibited transactions under ERISA and/or Section 4975 of the Code and might have to be rescinded.

Each acquirer or transferee of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and/or Class E Notes, or any interest therein, and each fiduciary acting on behalf of the acquirer or transferee (both in its individual and corporate capacity), will be deemed to have represented, warranted and agreed that either (a) it is not, and is not acting on behalf of, a Benefit Plan Investor or a governmental, church or non-U.S. plan which is subject to any Similar Laws (as defined under "*Certain Employee Benefit Plan Considerations*") or (b)(1) in connection with the acquisition, holding and disposition of such Notes, the Benefit Plan Investor's fiduciary has determined that the Benefit Plan Investor is receiving no less, and paying no more, than "adequate consideration" (within the meaning of Section 408(b)(17)(B) of ERISA and Section 4975(f)(10) of the Code) and (2) its acquisition, holding and disposition of such Notes does not and will not result in a non-exempt prohibited transaction under ERISA and/or Section 4975 of the Code (or, in the case of a governmental, church or non-U.S. plan a non-exempt violation of any Similar Laws).

See "*Certain Employee Benefit Plan Considerations*" herein for a more detailed discussion of certain ERISA and related considerations with respect to an investment in the Notes.

3.22 Security; Fixed Charge

The Collateral Debt Obligations which are securities will be held by the Custodian. The Custodian will hold certain of the securities (i) through its accounts with Euroclear, Clearstream, Luxembourg or DTC as appropriate, and (ii) through its sub-custodians who will in turn hold such securities both directly (other than in Ireland) and through any appropriate clearing system. Those securities held in clearing systems will not be held in special purpose accounts and will be fungible with other securities from the same issue held in the same accounts on behalf of the other customers of the Custodian or its sub-custodian, as the case may be. A first fixed charge over such Collateral Debt Obligations which are securities will be created under English law pursuant to the Trust Deed on the Closing Date and will take effect as a security interest over the right of the Issuer to require delivery of equivalent securities from the Custodian in accordance with the terms of the Agency Agreement (as defined in "*Terms and Conditions of the Notes*").

The Collateral Debt Obligations which are securities held by the Custodian on behalf of the Issuer through its account with Euroclear will also be the subject of a commercial pledge under Belgian law created by the Issuer pursuant to the Euroclear Pledge Agreement on the Closing Date. The effect of this security interest will be to enable, amongst others, the Custodian, on enforcement, to sell the securities in the pledged account on behalf of the Trustee. The Euroclear Pledge Agreement will not entitle the Trustee to require delivery of the relevant securities from the depositary or depositaries that have physical custody of such securities or allow the Trustee to rehypothecate such securities.

However, the charge created pursuant to the Trust Deed and the security created by the Euroclear Pledge Agreement may be insufficient or ineffective to secure the Collateral Debt Obligations which are securities for the benefit of Noteholders, particularly in the event of any insolvency or liquidation of the Custodian or any sub-custodian that has priority over the right of the Issuer to require delivery of such assets from the Custodian in accordance with the terms of the Agency Agreement. Any risk of loss arising from any insufficiency or ineffectiveness of the security for the Notes will be borne by the Noteholders without recourse to the Issuer, the Trustee, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Collateral Administrator, the Custodian or any other party.

In addition, custody and clearance risks may be associated with Collateral Debt Obligations which are securities that do not clear through DTC, Euroclear or Clearstream, Luxembourg. There is a risk, for example, that such securities could be counterfeit, or subject to a defect in title or claims to ownership by other parties.

Although the security constituted by the Trust Deed over the Collateral held from time to time, including the security constituted by the Bank Accounts Pledge Agreement over the Accounts is expressed to take effect as fixed security, it may (as a result of the substitutions of Collateral Debt Obligations contemplated by the Collateral Management Agreement and the payments to be made from the Accounts in accordance with the Conditions of the Notes and the Trust Deed) take effect as a floating charge which, in particular, would rank after a subsequently created fixed security interest and will be subject to matters which are given priority over a floating charge by operation of law. However, the Issuer has covenanted not to create any such subsequent security interests without the consent of the Trustee.

3.23 Performance of Third Parties

The performance of any investment in the Notes will be in part dependent upon the performance by the Collateral Administrator and the Collateral Manager of their respective obligations under the Collateral Management Agreement, the performance by the Trustee and the Agents of their respective obligations under the Notes and the performance of their obligations by certain other parties, such as the Interest Rate Hedge Counterparties, the Asset Swap Counterparty (if any), the FX Derivative Counterparties, the Custodian and the Liquidity Facility Provider.

Notwithstanding that such performance is contractually required, no assurance can be given with respect to the performance of such obligations.

4. CERTAIN CONFLICTS OF INTEREST

Various potential and actual conflicts of interest may arise from the overall management, investment and other activities of the Collateral Manager, its Affiliates and their respective clients and from the conduct by the Initial Purchaser, the Placement Agent and their Affiliates of other transactions with the Issuer, including, without limitation, acting as counterparty with respect to Hedge Transactions, FX Derivative Transactions, Credit Short Obligations, Offsetting Credit Default Swaps, Participations and Synthetic Securities or as party to or in connection with the investment of any funds in Eligible Investments or as the Liquidity Facility Provider or as Warehouse Provider. The following briefly summarises some of these conflicts, but is not intended to be an exhaustive list of all such conflicts.

The Collateral Manager and/or its Affiliates and its clients may invest in loans and securities that would be appropriate as security for the Notes. Such investments may be different from those made on behalf of the Issuer. The Collateral Manager and its Affiliates may also have ongoing relationships with, render services to or engage in transactions with, companies whose loans and securities are pledged to secure the Notes and may own equity or debt securities issued by issuers of and other Obligors on Collateral Debt Obligations. As a result, officers or Affiliates of the Collateral Manager may possess information relating to issuers of Collateral Debt Obligations which is not known to the individuals at the Collateral Manager responsible for monitoring the Collateral Debt Obligations and performing the other obligations under the Collateral Management Agreement. In addition, Affiliates and clients of the Collateral Manager may invest in loans and securities that are senior to, or have interests different from or adverse to, the Collateral Debt Obligations that are pledged to secure the Notes. The Collateral Manager and/or its Affiliates may at certain times be simultaneously seeking to purchase or dispose of investments for its or their own account, for the Issuer, for any similar entity for which it serves as manager or adviser and for its clients or Affiliates. It is intended that all Collateral Debt Obligations will be purchased and sold by the Issuer on terms prevailing in the market. Neither the Collateral Manager nor any of its Affiliates is under any obligation to offer investment opportunities of which they have become aware to the Issuer or to account to the Issuer (or share with the Issuer or inform the Issuer of) any such transaction or any benefit received by them from any such transaction. Furthermore, the Collateral Manager and/or its Affiliates may make an investment on behalf of any account that they manage or advise without offering the investment opportunity to or making any investment on behalf of the Issuer. The Collateral Manager and/or its Affiliates have no affirmative obligation to offer any investments to the Issuer or to inform the Issuer of any investments before offering any investments to other funds or accounts that the Collateral Manager and/or its Affiliates manage or advise. Furthermore, Affiliates of the Collateral Manager may make an investment on their own behalf without offering the investment opportunity to, or the Collateral Manager making any investment on behalf of, the Issuer. Affirmative obligations may exist or may arise in the future, whereby Affiliates of the Collateral Manager are obliged to offer certain investments to funds or accounts that such Affiliates manage or advise before or without the Collateral Manager offering those investments to the Issuer. Affiliates of the Collateral Manager have no affirmative obligation to offer any investments to the Issuer or to inform the Issuer of any investments before engaging in any investments for themselves. The Collateral Manager will endeavour to resolve conflicts with respect to investment opportunities in a manner which it deems equitable to the extent possible under the prevailing facts and circumstances. Although the professional staff of the Collateral Manager will devote as much time to the Issuer as the Collateral Manager deems appropriate to perform its duties in accordance with the Collateral Management Agreement, those staff may have conflicts in allocating their time and services among the Issuer and the Collateral Manager's other accounts.

On the Closing Date, the Collateral Manager and/or any one or more of its Affiliates and/or any one or more of the funds under management by the Collateral Manager or its Affiliates and/or any partners, managing members, advisors, directors, officers or employees of the Collateral Manager will purchase a certain amount of Class F Subordinated Notes. For the avoidance of doubt, neither the

Collateral Manager, nor any of its Affiliates, nor any fund managed by it or its Affiliates is under any obligation to retain any of the Subordinated Notes purchased on the Closing Date.

In addition, upon any resignation or removal of the Collateral Manager (the "**Outgoing Collateral Manager**") while any of the Notes are Outstanding, the Issuer may, at its own discretion, appoint an institution as successor collateral manager (the "**Successor Collateral Manager**"), subject to (a) the Successor Collateral Manager (i) not being Affiliated with the Outgoing Collateral Manager, (ii) being of recognised international standing, (iii) having the ability to perform its duties under the Collateral Management Agreement without causing adverse tax consequences to the Issuer and (iv) being legally qualified and having the capacity to act (including the regulatory capacity and authority to render asset management services to Irish counterparties) as the "Collateral Manager" under the Collateral Management Agreement; (b) the Issuer not becoming an investment company under the Investment Company Act as a result of such appointment; (c) Rating Agency Confirmation having been received in relation thereto; and (d)(i) the approval of the Trustee acting at the direction of the Class F Subordinated Noteholders acting by way of Ordinary Resolution (including those Class F Subordinated Notes held by the Collateral Manager and its Affiliates and/or any partners, managing members, advisors, directors, officers or employees of the Collateral Manager) and (ii) the absence of any disapproval by the holders of the Controlling Class, acting by Ordinary Resolution, in each case within 30 days of such appointment. This process may be repeated once in the event that either (x) the approval of the Trustee acting as set forth above has not occurred or (y) the Controlling Class has rejected the appointment of such substitute Collateral Manager, following which the Controlling Class may (subject to certain conditions and acting by two-thirds majority) appoint a Successor Collateral Manager. If neither the Issuer nor the Controlling Class has appointed a Successor Collateral Manager, then the Outgoing Collateral Manager shall provide written confirmation to the Trustee that no Successor Collateral Manager has been appointed and the Portfolio will cease to be managed. As soon as practicable thereafter, the Outgoing Collateral Manager will make a recommendation to the Issuer regarding the appointment of a Disposal Agent who will have limited powers in relation to the management of the Portfolio. Upon such appointment of a Disposal Agent, the Collateral Manager shall be released of its obligations under the Collateral Management Agreement. If the Outgoing Collateral Manager fails to recommend a Disposal Agent to the Issuer within three months of the date on which the Portfolio ceased to be managed (the "**Static Date**"), the Trustee shall in its sole discretion appoint a Disposal Agent, provided that at the end of such three month period following the Static Date the Collateral Manager shall be released of its obligations under the Collateral Management Agreement.

As soon as the Successor Collateral Manager is appointed the Collateral Manager will be released of its obligations under the Collateral Management Agreement, subject to the terms of the Collateral Management Agreement. Any Notes held by or on behalf of the Collateral Manager, its Affiliates and/or any partners, managing members, advisors, directors, officers or employees of the Collateral Manager will have no voting rights with respect to any vote (or written direction or consent) in connection with the removal of the Collateral Manager that is an Outgoing Collateral Manager and will be deemed not to be Outstanding in connection with any such vote provided that the Collateral Manager shall be entitled to attend and speak at meetings at which its removal is scheduled to be voted upon on the condition that it shall not be present during any vote relating to its removal. Any Notes held by the Collateral Manager and its Affiliates and/or any partners, managing members, advisors, directors, officers or employees of the Collateral Manager will have voting rights (including in respect of written directions and consents) with respect to all other matters as to which Noteholders are entitled to vote, including, without limitation, any vote in connection with the appointment of a Successor Collateral Manager which is not Affiliated with the Collateral Manager in accordance with the Collateral Management Agreement. Solely for purposes of determining whether any Notes are held by or on behalf of Affiliates of the Collateral Manager in connection with any vote relating to the removal of the Collateral Manager or to the appointment of a Successor Collateral Manager, "Affiliates", as regards any funds, shall be deemed to include only funds for which the Collateral Manager is the sole provider of collateral or investment management services. See "*The Collateral Management Agreement*".

The Collateral Manager, acting on behalf of the Issuer, may effect transactions between the Issuer and other entities (including other CDO issuers) in respect of which the Collateral Manager acts as Collateral Manager. The Collateral Manager, on behalf of the Issuer, may conduct principal trades with itself and its Affiliates, subject to applicable law. The Collateral Manager may also effect client cross transactions where the Collateral Manager causes a transaction to be effected between the Issuer and another account advised by any of its Affiliates. Client cross transactions enable the Collateral Manager to purchase or sell a block of loans and securities for the Issuer at a set price and possibly avoid an unfavourable price movement that may be created through entrance into the market with such purchase or sell order. In addition, with the prior authorisation of the Issuer, which may be revoked at any time, the Collateral Manager may enter into agency cross transactions where any of its Affiliates acts as broker for the Issuer and for the other party to the transaction, in which case any such Affiliate will receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to the transaction.

It is expected that the Initial Purchaser and the Placement Agent or their Affiliates will have, respectively, underwritten or placed certain of the Collateral Debt Obligations at original issuance, will own equity or other loans and securities of Obligors of Collateral Debt Obligations and will have provided investment banking services, advisory, banking and other services to issuers of Collateral Debt Obligations. In addition, the Collateral Manager and/or its Affiliates may own equity or other loans and securities of Obligors of Collateral Debt Obligations and may have provided investment advice, collateral management and other services to issuers of Collateral Debt Obligations. From time to time, the Collateral Manager may, on behalf of the Issuer, purchase or sell Collateral Debt Obligations through the Initial Purchaser or its Affiliates. The Issuer may invest in the loans and securities of companies affiliated with the Initial Purchaser, the Placement Agent, the Collateral Manager or their respective Affiliates or companies in which the Initial Purchaser, the Placement Agent, the Collateral Manager or their respective Affiliates have an equity or participation interest. The purchase, holding and sale of such investments by the Issuer may enhance the profitability of the Initial Purchaser, the Placement Agent, the Collateral Manager's or their Affiliates' own investments in such companies. In addition, it is expected that the Initial Purchaser, the Placement Agent or one or more Affiliates thereof may also act as counterparty with respect to one or more Synthetic Securities or Participations, as Hedge Counterparty with respect to one or more Hedge Transactions, as FX Derivative Counterparty with respect to one or more FX Derivative Agreements and also as Liquidity Facility Provider. It is possible that one or more Affiliates of the Collateral Manager may also act as counterparty with respect to one or more Synthetic Securities, Participations, Hedge Transactions or FX Derivative Agreements.

There is no limitation or restriction on the Collateral Manager, the Initial Purchaser, the Placement Agent, or any of their respective Affiliates with regard to acting as collateral manager or in another or similar role to other parties or persons. This and other future activities of the Collateral Manager, the Initial Purchaser, the Placement Agent, and/or their Affiliates may give rise to additional conflicts of interest.

Save as provided below, there will be no restriction on the ability of the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager, the Collateral Administrator, any Hedge Counterparty, any FX Derivative Counterparty or any of their respective Affiliates or employees to purchase Notes of any Class (either upon initial issuance or through secondary transfers) and to exercise any voting rights to which such Notes are entitled. The interests of such holders may differ from those of other holders.

The Collateral Manager or Affiliates thereof intend to purchase a certain amount of Class F Subordinated Notes on the Closing Date. Further, certain amounts payable to the Collateral Manager are payable on a subordinated basis. However, the Collateral Manager's management of the Portfolio is governed by its fiduciary obligations and its internal policies with respect to the management of accounts as well as by the requirement that it comply with the investment guidelines and its other obligations set out in the Collateral Management Agreement.

5. INVESTMENT COMPANY ACT

The Issuer has not registered with the United States Securities and Exchange Commission (the "**SEC**") as an investment company pursuant to the Investment Company Act, in reliance on an exemption under Section 3(c)(7) and the rules of the Investment Company Act for investment companies (a) whose outstanding securities are beneficially owned only by "qualified purchasers" and "knowledgeable employees" (within the meaning given to such term in the Investment Company Act and the regulations of the SEC thereunder) and certain transferees thereof identified in Rule 3c-6 under the Investment Company Act and (b) which do not make a public offering of their securities in the United States.

If the SEC or a court of competent jurisdiction were to find that the Issuer is required, but in violation of the Investment Company Act had failed, to register as an investment company, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) investors in the Issuer could sue the Issuer and seek recovery of any damages caused by the violation; and (iii) any contract to which the Issuer is a party could be declared unenforceable unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Company Act. Should the Issuer be subjected to any or all of the foregoing, the Issuer would be materially and adversely affected.

Each initial purchaser of an interest in a Rule 144A Note will be deemed to represent or will represent at the time of purchase that, among other things, the purchaser is a QIB/QP and each transferee of an interest in a Rule 144A Note will be deemed to represent or will represent at the time of purchase that, among other things, the purchaser is either a QIB/QP or a non U.S. person or in the case of the Restricted Class F-2 Subordinated Notes an Accredited Investor/Eligible ICA Investor. Each initial purchaser of an interest in a Restricted Class F-2 Subordinated Note will represent at the time of purchase that, among other things, the purchaser is either a QIB/QP, a non U.S. person or an Accredited Investor/Eligible ICA Investor and each transferee of an interest in a Restricted Class F-2 Subordinated Note will represent at the time of purchase that, among other things, the purchaser is either a QIB/QP or an Accredited Investor/Eligible ICA Investor or a non U.S. person.

The Trust Deed provides that if, notwithstanding the restrictions on transfer contained therein, the Issuer determines that any holder of an interest in a Rule 144A Note or a Restricted Class F-2 Subordinated Note (1) is a U.S. Person and (2) is neither a QIB/QP nor an Accredited Investor/Eligible ICA Investor (in respect of a Restricted Class F-2 Subordinated Note) at the time it acquires an interest in the relevant Note (any such person, a "**Non Permitted Holder**"), the Issuer shall, promptly after discovery that such person is a Non Permitted Holder by the Issuer or the Trustee (and notice by the Trustee to the Issuer, if the Trustee makes the discovery), send notice to such Non Permitted Holder demanding that such Non Permitted Holder transfer its interest to a person that is not a Non Permitted Holder within 30 days of the date of such notice. If such Non Permitted Holder fails to effect the transfer required within such 30 day period, (a) upon direction from the Issuer or the Collateral Manager on its behalf, the Trustee, on behalf of and at the expense of the Issuer, shall cause such beneficial interest to be transferred in a commercially reasonable sale to a person or entity that certifies to the Trustee and the Issuer, in connection with such transfer, that such person or entity is either (i) not a U.S. Person or (ii) a QIB/QP or an Accredited Investor/Eligible ICA Investor (in respect of a Restricted Class F-2 Subordinated Note); and (b) pending such transfer, no further payments will be made in respect of such beneficial interest.

6. PROJECTIONS, FORECASTS AND ESTIMATES

Projections, forecasts and estimates provided to prospective purchasers of the Notes herein are forward looking statements. Projections are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialise or will vary significantly from actual results. Accordingly, the projections are only an estimate. Actual results may vary from the projections, and the variations may be material.

Some important factors that could cause actual results to differ materially from those in any forward looking statements include changes in interest rates, currency exchange rates, market, financial or legal uncertainties, the timing of acquisitions of the Collateral Debt Obligations, differences in the actual allocation of the Portfolio among asset categories from those assumed, mismatches between timing of accrual and receipt of Interest Proceeds from the Portfolio and the effectiveness of any Interest Rate Hedge Agreements, among others.

None of the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Collateral Administrator, the Trustee, the Liquidity Facility Provider, any Interest Rate Hedge Counterparty, any FX Derivative Counterparty, the Account Bank or any of their respective Affiliates has any obligation to update or otherwise revise any projections, including any revisions to reflect changes in economic conditions or other circumstances arising after the date hereof or to reflect the occurrence of unanticipated events, even if the underlying assumptions do not come to fruition.

7. TAXATION

7.1 United States Taxation of the Issuer

The Issuer does not expect that its activities will cause it to be treated as engaged in the conduct of a trade or business within the United States for U.S. federal income tax purposes (a "**U.S. Trade or Business**"), however, there can be no assurance that the U.S. Internal Revenue Service (the "**IRS**") will agree. If the IRS were to successfully assert that the Issuer is engaged in the conduct of a U.S. Trade or Business, there could be material adverse financial consequences to the Issuer and to persons who hold the Notes. In such a case, part or all of the income and gains of the Issuer could be subject to United States income tax and additional branch profits tax which would reduce or even eliminate cash available for distribution to the holders of the Notes. In addition, if the Issuer is treated as engaged in a U.S. Trade or Business, in some circumstances payments by the Issuer under the Notes could be subject to U.S. withholding tax.

7.2 Tax Information

A U.S. Holder (as defined below – see "*Tax Considerations*") may for certain purposes elect to treat the Issuer as a qualified electing fund. In order to comply with such election such U.S. Holder must receive certain information from the Issuer ("**QEF Information**"). The Collateral Manager (on behalf of the Issuer) will use reasonable endeavours to provide the QEF Information if requested by a U.S. Holder. The Issuer shall take reasonable efforts to procure the Collateral Administrator to produce (on behalf of the Issuer) any supplemental report required in respect of the Collateral pursuant to the requirements of the German tax authorities to the extent that such requirements apply to a German investor in the Notes.

Withholding under the Class A-1 VF Note Purchase Agreement

If the Issuer is required to withhold or deduct for or on account of tax from any payments under the Class A-1 VF Note Purchase Agreement, except as provided in the Class A-1 VF Note Purchase Agreement, it is not required to pay any additional amounts in respect thereof.

8. GERMAN TAXATION OF THE NOTEHOLDERS UNDER THE GERMAN INVESTMENT TAX ACT

8.1 Taxation in Germany

The information contained in this section is not intended as tax advice and does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of the Notes. It is based upon German tax laws (including tax treaties) in effect and applied as of the date hereof, which are subject to change, potentially with retroactive effect.

Prospective purchasers of the Notes are advised to consult their own tax advisers as to the tax consequences, under German tax laws and the tax laws of the country in which they are resident, of purchasing, holding and disposing of the Notes and receiving payments under the Notes.

A German resident Noteholder or a non-German resident Noteholder holding the Notes as a business asset in a German permanent establishment could be taxed annually on the higher of (i) distributions, undistributed so-called interim profits (*Zwischengewinnne*) and, in addition, 70 per cent. of the excess of the last over the first redemption price, market price or stock exchange price of the Notes for the calendar year; or if higher (ii) 6 per cent. of the redemption price, market price or stock exchange price computed last for the calendar year provided that the Notes qualify as "units in a foreign investment fund" as defined by §§ 1 and 2 of the German Investment Act (*Investmentgesetz*) and § 1 of the German Investment Tax Act (*Investmentsteuergesetz*).

The Issuer has been advised that the Notes should not qualify as such units in a foreign investment fund for the following reasons.

The German Investment Act only applies if the Issuer has invested in "securities" (or other qualifying assets within the meaning of Sec. 2(4) of the German Investment Act that are irrelevant in the context of the transaction contemplated herein). Arguably, this criterion will not be fulfilled since the pool may only consist of 5 per cent. (debt) securities. In any event, based on a circular of the German ministry of finance (*Bundesministerium der Finanzen*) dated 2 June 2005 (BStBl. I 2005 page 728 (732), sec. 6), the Notes will not be classified as "units in a foreign investment fund" if "according to the contractual conditions (*Vertragsbedingungen*), in addition to the substitution of debt securities for the purpose of ensuring size, maturity profile and risk structure only up to 20 per cent. per annum of the assets (*Vermögen*) of the Issuer may, be traded on a discretionary basis by the Issuer". As set out in "*The Portfolio — Discretionary Sales during the Reinvestment Period*" the Issuer will only be able to "trade" annually up to 20 per cent. of the assets on a discretionary basis.

The Issuer has been advised that the tax authorities would be expected to follow the above interpretation issued by the German Federal Ministry of Finance. The tax authorities may, however, change their position with effect for the future or, although this is considered unlikely, with retroactive effect. Furthermore, there is no case law on this issue and the German courts may or may not share the view expressed by the German Ministry of Finance, if the issue were ever brought to court.

8.2 Taxation of investors tax resident in Germany and not subject to the Investment Tax Act.

Payments of interest (including accrued interest) on Notes not falling within the scope of the Investment Tax Act paid to an investor who is resident in Germany for German tax purposes (a "**German Investor**") is subject to corporate income tax (*Körperschaftsteuer*) or income tax (*Einkommensteuer*) (plus in both cases a solidarity surcharge thereon at a rate of 5.5 per cent.) and, if the Notes are held as business assets, to trade tax (*Gewerbesteuer*) in Germany.

Any gains realised upon a sale or partial or final redemption of Notes (including accrued interest) over their current book value or otherwise realised ("**Capital Gains**") by a German Investor who holds Notes as business assets are subject to income tax or corporate income tax (plus a solidarity surcharge thereon at a rate of 5.5 per cent.) and, if the Notes form part of a permanent establishment maintained in Germany by the German Investor, to trade tax. Tax treaties concluded by Germany generally permit German tax authorities to impose a tax on such Capital Gains in this situation.

In case of German individual Investors who hold Notes as part of their private assets and to the extent the Notes qualify as financial innovations in the meaning of the German Income Tax Act (*Einkommensteuergesetz*), any gains realised upon a sale or partial or final redemption of Notes (including accrued interest) over their acquisition costs or otherwise realised are subject to income tax (plus a solidarity surcharge thereon at a rate of 5.5 per cent.).

To the extent Notes held by German individual Investors as part of their private assets do not qualify as financial innovations, gains realised upon a sale or partial or final redemption of Notes (including accrued interest) or otherwise realised are not subject to German taxes provided the individual investor has held the Notes for a period of more than one year.

If the Notes are held in a custodial account which the German Investor maintains with a German Disbursing Agent, a 30 per cent. (or 35 per cent. in the case of over-the-counter transactions (*Tafelgeschäft*)) withholding tax on interest payments (*Zinsabschlagsteuer*) plus a 5.5 per cent. solidarity surcharge on such tax, will be levied. Withholding tax on interest is also imposed on interest which has accrued up to the sale, transfer or redemption of Notes and been credited separately (*Stückzinsen*).

Withholding tax and solidarity surcharge on interest payments (including accrued interest) are credited as prepayments against the German income or corporate income tax and the solidarity surcharge liability of the German Investor. Where interest (including accrued interest) is subject to withholding tax, the Issuer is not required to gross up any payments made to a German Investor or to otherwise compensate or indemnify such German Investor for withholding taxes levied in connection with the Notes.

Where Capital Gains are taxable in Germany and the German Investor keeps the Notes in a custodial account maintained with a German Disbursing Agent, withholding tax is deducted at a rate of 30 per cent. (plus a solidarity surcharge thereon at a rate of 5.5 per cent.) of the amount by which the proceeds from the sale or redemption of the Notes exceed the purchase price paid by such German Investor. This is the case provided that since acquisition such Notes have been held by the German Disbursing Agent in a custodial account; where the Notes have not been so held, withholding tax is deducted at a rate of 30 per cent. (plus a solidarity surcharge thereon at a rate of 5.5 per cent.) based on 30 per cent. of the proceeds derived from the sale or redemption of the Notes. In the case of over-the-counter transactions, withholding tax will be levied at a rate of 35 per cent. (plus solidarity surcharge thereon at a rate of 5.5 per cent.). Withholding tax is credited against the final liability of the German Investor to income tax or corporate income tax. The Issuer is not required to gross up any payments made to a German Investor or to otherwise compensate or indemnify such German Investor for withholding taxes levied in connection with Capital Gains.

8.3 Taxation of investors not tax resident in Germany and not subject to the Investment Tax Act.

Payments of interest (including accrued interest) on Notes not falling within the scope of the Investment Tax Act paid to an investor who is not resident in Germany for tax purposes (a "**Foreign Investor**") and Capital Gains realised by a Foreign Investor are subject to German taxation and in certain cases also to German withholding tax if the Notes form part of the business assets of a permanent establishment (including a permanent representative) maintained in Germany by the Foreign Investor or if a Foreign Investor physically presents the Notes at the office of a German Disbursing Agent (an over-the-counter transaction).

PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES THAT MAY ARISE FROM THE APPLICATION OF THE GERMAN INVESTMENT TAX ACT TO THEIR RESPECTIVE CLASS OF NOTES OR THEIR CLASS F SUBORDINATED NOTES.

PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES SHOULD NOTE THAT THE PARAGRAPHS ABOVE RELATING TO THE APPLICABILITY OF THE GERMAN INVESTMENT TAX ACT MUST NOT BE INTERPRETED AS PROVIDING GENERAL ADVICE WITH RESPECT TO THE TAXATION OF NOTEHOLDERS RESIDENT IN GERMANY. SUCH PROSPECTIVE PURCHASERS SHOULD CONTACT THEIR TAX ADVISERS ON THIS MATTER.

9. FLOATING CHARGES UNDER ENGLISH LAW

In certain circumstances under English law a charge which is expressed to be a fixed charge may take effect as a floating charge. The question of whether a fixed charge will be considered by the English courts as such would depend, among other things, on whether the Trustee has, under the Trust Deed and the other agreements to which it is a party, the requisite degree of control over the Issuer's ability to deal with the relevant assets and their proceeds and, if so, whether such control is exercised by the Trustee in practice. English case law is unclear as to the degree of control that is required for a charge to be considered a fixed charge and it is only possible in certain limited circumstances to state with certainty that a fixed charge has been created. If any of the charges which purport to be fixed charges are in fact held to be floating charges, the claims of the Trustee for itself, the Noteholders and other beneficiaries under the relevant charge would, on winding up of the Issuer in an English court, be subject to claims which are given priority over a floating charge by law.

10. CERTAIN PROVISIONS OF IRISH LAW

10.1 Preferred Creditors under Irish Law and Floating Charges

Under Irish law, upon an insolvency of an Irish company such as the Issuer, when applying the proceeds of assets subject to fixed security which may have been realised in the course of a liquidation or receivership, the claims of a limited category of preferential creditors will take priority over the claims of creditors holding the relevant fixed security. These preferred claims include the remuneration, costs and expenses properly incurred by any examiner of the company (which may include any borrowings made by an examiner to fund the company's requirements for the duration of his or her appointment) which have been approved by the Irish courts. See "*Examinership*" below.

The holder of a fixed security over the book debts of an Irish tax resident company (which would include the Issuer) may be required by the Irish Revenue Commissioners, by notice in writing from the Irish Revenue Commissioners, to pay to them sums equivalent to those which the holder received in payment of debts due to it by the company.

Where the holder of the security has given notice to the Irish Revenue Commissioners of the creation of the security within 21 days of its creation, the holder's liability is limited to the amount of certain outstanding Irish tax liabilities of the company (including liabilities in respect of value added tax) arising after the issuance of the Irish Revenue Commissioners' notice to the holder of the fixed security.

The Irish Revenue Commissioners may also attach any debt due to an Irish tax resident company by another person in order to discharge any liabilities of the company in respect of outstanding tax, whether the liabilities are due on its own account or as an agent or trustee. The scope of this right of the Irish Revenue Commissioners has not yet been considered by the Irish courts and it may override the rights of holders of security (whether fixed or floating) over the debt in question.

In relation to the disposal of assets of any Irish tax resident company which are subject to security, a person entitled to the benefit of the security may be liable for tax in relation to any capital gains made by the company on a disposal of those assets on exercise of the security.

The essence of a fixed charge is that the person creating the charge does not have liberty to deal with the assets which are the subject matter of the security in the sense of disposing of such assets or expending or appropriating the moneys or claims constituting such assets and accordingly, if and to the extent that such liberty is given to the Issuer, any charge constituted by the Trust Deed may operate as a floating, rather than a fixed charge.

In particular, the Irish courts have held that in order to create a fixed charge on receivables, it is necessary to oblige the chargor to pay the proceeds of collection of the receivables into a designated bank account and to prohibit the chargor from withdrawing or otherwise dealing with the monies standing to the credit of such account without the consent of the chargee.

Depending upon the level of control actually exercised by the chargor, there is therefore a possibility that the fixed security over the Issuer's account and the Eligible Investments would be regarded by the Irish courts as a floating charge.

Floating charges have certain weaknesses, including the following:

(a) they have weak priority against purchasers (who are not on notice of any negative pledge contained in the floating charge) and against lien holders, execution creditors and creditors with rights of set-off;

(b) they rank after certain preferential creditors, such as claims of employees and certain taxes on winding up;

(c) they rank after certain insolvency remuneration expenses and liabilities;

(d) the examiner of a company has certain rights to deal with the property covered by the floating charge; and

(e) they rank after fixed charges.

10.2 Examinership

Examinership is a court procedure available under the Irish Companies (Amendment) Act 1990, as amended, (the "**1990 Act**") to facilitate the survival of Irish companies in financial difficulties.

The Issuer, the directors of the Issuer, a contingent, prospective or actual creditor of the Issuer, or shareholders of the Issuer holding, at the date of presentation of the petition, not less than one-tenth of the voting share capital of the Issuer are each entitled to petition the court for the appointment of an examiner. The examiner, once appointed, has the power to set aside contracts and arrangements entered into by the company after this appointment and, in certain circumstances, can avoid a negative pledge given by the company prior to this appointment. Furthermore, the examiner may sell assets, the subject of a fixed charge. However, if such power is exercised, the examiner must account to the holders of the fixed charge for the amount realised and discharge the amount due to the holders of the fixed charge out of the proceeds of the sale.

During the period of protection, the examiner will compile proposals for a compromise or scheme of arrangement to assist in the survival of the company or the whole or any part of its undertaking as a going concern. A scheme of arrangement may be approved by the Irish High Court when at least one class of creditors has voted in favour of the proposals and the Irish High Court is satisfied that such proposals are fair and equitable in relation to any class of members or creditors who have not accepted the proposals and whose interests would be impaired by implementation of the scheme of arrangement.

In considering proposals by the examiner, it is likely that secured and unsecured creditors would form separate classes of creditors. In the case of the Issuer, if the Trustee represented the majority in number and value of claims within the secured creditor class (which would be likely given the restrictions agreed to by the Issuer in the Conditions of the Notes), the Trustee would be in a position to reject any proposal not in favour of the Noteholders. The Trustee would also be entitled to argue at the Irish High Court hearing at which the proposed scheme of arrangement is considered that the proposals are unfair and inequitable in relation to the Noteholders, especially if such proposals included a writing down to the value of amounts due by the Issuer to the Noteholders. The primary risks to the holders of Notes if an examiner were appointed to the Issuer are as follows:

(a) the potential for a scheme of arrangement being approved involving the writing down of the debt due by the Issuer to the Noteholders as secured by the Trust Deed;

(b) the potential for the examiner to seek to set aside any negative pledge in the Notes prohibiting the creation of security or the incurring of borrowings by the Issuer to enable the examiner to borrow to fund the Issuer during the protection period; and

(c) in the event that a scheme of arrangement is not approved and the Issuer subsequently goes into liquidation, the examiner's remuneration and expenses (including certain borrowings incurred by the examiner on behalf of the Issuer and approved by the Irish High Court) will take priority over the monies and liabilities which from time to time are or may become due, owing or payable by the Issuer to each of the Secured Parties under the Notes or the Transaction Documents.

11. NOT A BANK DEPOSIT

Any investment in the Notes does not have the status of a bank deposit in Ireland and is not within the scope of the deposit protection scheme operated by the Irish Financial Services Regulatory Authority. The Issuer is not regulated by the Irish Financial Services Regulatory Authority by virtue of the issue of the Notes.

TERMS AND CONDITIONS OF THE NOTES

The following are the conditions of each of the Class A-1 VF Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes, the Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes, substantially in the form in which they will be endorsed on such Notes if issued as Definitive Certificates, which will be incorporated by reference into the Global Certificates subject to the provisions of such Notes, some of which will modify the effect of these Terms and Conditions of the Notes. See "Form of the Notes, Global Certificates - Amendments to Terms and Conditions".

The issue of up to €150,000,000 Class A-1 Senior Secured Floating Rate Variable Funding Notes due 2023 (the "**Class A-1 VF Notes**"), €199,000,000 Class A-2a Senior Secured Floating Rate Notes due 2023 (the "**Class A-2a Notes**"), €50,000,000 Class A-2b Senior Secured Floating Rate Notes due 2023 (the "**Class A-2b Notes**" and together with the Class A-2a Notes and any Class A-2 Refinancing Notes to the extent issued, the "**Class A-2 Notes**" and together with the Class A-1 VF Notes, the "**Class A Notes**"), €42,000,000 Class B Senior Secured Deferrable Floating Rate Notes due 2023 (the "**Class B Notes**"), €39,000,000 Class C Senior Secured Deferrable Floating Rate Notes due 2023 (the "**Class C Notes**"), €33,000,000 Class D Senior Secured Deferrable Floating Rate Notes due 2023 (the "**Class D Notes**"), €25,500,000 Class E Senior Secured Deferrable Floating Rate Notes due 2023 (the "**Class E Notes**"), €59,000,000 Class F-1 Subordinated Notes due 2023 (the "**Class F-1 Subordinated Notes**") and €2,500,000 Restricted Class F-2 Subordinated Notes due 2023 (the "**Restricted Class F-2 Subordinated Notes**", and together with the Class F-1 Subordinated Notes, the "**Class F Subordinated Notes**") (the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, together the "**Rated Notes**" and the Rated Notes together with the Class F Subordinated Notes, the "**Notes**") of CELF Loan Partners IV plc (the "**Issuer**") was authorised by resolution of the board of directors of the Issuer dated on or before the date of this Prospectus. The Notes are constituted by a trust deed (the "**Trust Deed**") dated 3 May 2007 between (amongst others) the Issuer and BNY Corporate Trustee Services Limited, in its capacity as trustee (the "**Trustee**", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) for the Noteholders.

These Conditions of the Notes include summaries of, and are subject to, the detailed provisions of the Trust Deed (which includes the forms of the certificates representing the Notes). The following agreements have been entered into in relation to the Notes: (a) an Agency Agreement dated 3 May 2007 (the "**Agency Agreement**") between, amongst others, the Issuer, The Bank of New York (Luxembourg) S.A. as registrar (the "**Registrar**", which term shall include any successor or substitute registrar appointed pursuant to the terms of the Agency Agreement), BNY Fund Services (Ireland) Limited, as Irish Paying Agent (the "**Irish Paying Agent**") and The Bank of New York, as principal paying agent, account bank, calculation agent, exchange agent and custodian (respectively, "**Principal Paying Agent**", "**Account Bank**", "**Calculation Agent**", "**Exchange Agent**" and "**Custodian**", which terms shall include any successor or substitute principal paying agent, account bank, calculation agent, exchange agent or custodian, respectively, appointed pursuant to the terms of the Agency Agreement) and the Trustee; (b) a Collateral Management Agreement dated 3 May 2007 (the "**Collateral Management Agreement**") between CELF Investment Advisors Limited as Collateral Manager in respect of the Portfolio (the "**Collateral Manager**", which term shall include any Successor Collateral Manager appointed pursuant to the terms of the Collateral Management Agreement), the Issuer, The Bank of New York as Collateral Administrator (the "**Collateral Administrator**", which term shall include any successor Collateral Administrator appointed pursuant to the terms of the Collateral Management Agreement) and the Trustee; (c) a Class A-1 VF Note Purchase Agreement dated on or about 3 May 2007 (the "**Class A-1 VF Note Purchase Agreement**") between the Issuer, the Trustee, the initial VFN commitment holder (the "**Initial VFN Commitment Holder**", which term shall include any person to whom some or all of the rights and obligations under the Class A-1 VF Note Purchase Agreement are transferred or novated, together with the Initial VFN Commitment Holder, the "**VFN Commitment Holders**"), The Bank of New York ("the **VFN Agent**"), the Collateral Manager and the Collateral Administrator; (d) a Liquidity Facility Agreement dated on or about the Closing Date (the "**Liquidity Facility Agreement**") between the Issuer, the

Trustee, the Collateral Manager, the Collateral Administrator and Lloyds TSB Bank plc as Liquidity Facility Provider; (e) Initial FX Derivative Agreements dated 3 May 2007 between the Issuer and Goldman Sachs International as Initial FX Derivative Counterparty; (f) the Hedge Transactions each between the Issuer and a Hedge Counterparty entered into on or about the Closing Date; (g) any Offsetting Credit Default Swaps between the Issuer and the relevant Offsetting Credit Default Swap Counterparty entered into on or about the Closing Date; (h) any Credit Short Obligation between the Issuer and the relevant Credit Short Obligation Counterparty entered into on or about the Closing Date; (i) a Corporate Administration Agreement between the Issuer and TMF Administration Services Limited (the "**Corporate Services Provider**") entered into on or about the Closing Date (the "**Corporate Administration Agreement**"), (j) a euroclear pledge agreement dated 3 May 2007 (the "**Euroclear Pledge Agreement**") between the Issuer as pledgor and the Trustee as pledgee, (k) a bank accounts pledge agreement dated 3 May 2007 (the "**Bank Accounts Pledge Agreement**") between the Issuer as pledgor and the Trustee as pledgee and (l) a subscription and placement agreement dated on or about 3 May 2007 (the "**Subscription and Placement Agreement**") between Goldman Sachs International (the "**Initial Purchaser**" or the "**Placement Agent**") and the Issuer under which the Initial Purchaser agreed to subscribe for certain Notes in its capacity as Initial Purchaser and the Placement Agent agreed to place the Class A-1 VF Notes and certain Class F-1 Subordinated Notes in its capacity as Placement Agent. Copies of the Trust Deed, the Agency Agreement, the Collateral Management Agreement, the Subscription and Placement Agreement, the Class A-1 VF Note Purchase Agreement, the Liquidity Facility Agreement, the Euroclear Pledge Agreement, the Bank Accounts Pledge Agreement, the Initial FX Derivative Agreements and any Hedge Agreement are available for inspection during usual business hours at the principal office of the Trustee (as at the date of this Prospectus, at One Canada Square, London E14 5AL) and at the specified offices of the Issuer for the time being. The holders of each Class of Notes are entitled to the benefit of, are bound by and are deemed to have notice of all the provisions of the Trust Deed, and are deemed to have notice of all the provisions of the Agency Agreement, the Collateral Management Agreement, the Liquidity Facility Agreement and the Class A-1 VF Note Purchase Agreement applicable to them.

1. Definitions

"**Accounts**" means the Unused Proceeds Accounts, the Payment Accounts, the Collateral Enhancement Accounts, the Liquidity Payment Accounts, the Prefunded Commitment Account, the Asset Swap Termination Receipts Account, FX Derivative Termination Receipts Account, the Restricted Currency Accounts, the Synthetic Collateral Accounts, the Counterparty Downgrade Collateral Account, the Revolving Reserve Accounts, the Interest Rate Hedge Account, the Euroclear Pledge Account, the FX Derivative Reserve Account, the Downgrade VFN Commitment Holder Account, the Prefunded Commitment Account, the Issuer Irish Account, the Euro Principal Account, the Sterling Principal Account, the US Dollar Principal Account, the Euro Interest Account, the Sterling Interest Account and the US Dollar Interest Account.

"**Accredited Investor**" means a Person who is an "accredited investor" as defined in Regulation D under the Securities Act.

"**Accredited Investor/Eligible ICA Investor**" means a Person who is both an Accredited Investor and an Eligible ICA Investor.

"**Accrual Period**" means the period from and including the Closing Date to but excluding the first Payment Date and each successive period from and including each Payment Date to but excluding the following Payment Date.

"**Accrued Collateral Debt Obligation Interest**" means in respect of any Payment Date, the amount which is equal to the aggregate of (a) all accrued unpaid interest for all Collateral Debt Obligations (other than Defaulted Obligations and provided that all accrued and unpaid interest for all Unhedged Collateral Debt Obligations shall be carried at 85 per cent. of the aggregate accrued and unpaid interest) (converted where applicable into Euro at the Applicable Exchange Rate); and (b) accrued unpaid Scheduled Periodic Asset Swap Counterparty Payments for all Asset Swap Obligations (other

than Defaulted Obligations), in each case which is not payable to the Issuer on or prior to the Determination Date preceding the next Payment Date by the Obligors under the relevant Collateral Debt Obligations.

"**Accrued Euro Collateral Interest Amount**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Accrued Sterling Collateral Interest Amount**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Accrued US Dollar Collateral Interest Amount**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Administrative Expenses**" means amounts due and payable *pari passu*:

(a) to the Custodian pursuant to the Agency Agreement;

(b) to the Collateral Administrator pursuant to the Collateral Management Agreement;

(c) to any other Person in respect of any other fees, expenses or indemnities contemplated in the Conditions of the Notes and in the Transaction Documents (other than the Liquidity Facility Agreement) or any other documents (other than the Liquidity Facility Agreement) delivered pursuant to or in connection with the issue and sale of the Notes, including, without limitation, an amount up to €17,500 per annum or such other higher amount as reasonably determined by the Collateral Manager, in respect of fees and expenses incurred by the Collateral Manager (in its sole and absolute discretion), the Collateral Administrator or the Issuer in assisting in the preparation, provision or validation of data for purposes of Noteholder tax jurisdictions;

(d) to the independent certified public accountants, agents and counsel of the Issuer, including amounts payable to the Agents (other than the Custodian) pursuant to the Agency Agreement;

(e) to any Rating Agency which may from time to time be requested to assign (i) a rating to each of the Rated Notes, as the case may be, or (ii) a confidential credit estimate to any of the Collateral Debt Obligations, for fees and expenses (including surveillance fees) in connection with any such rating or confidential credit estimate including, in each case, the ongoing monitoring thereof;

(f) to the Corporate Services Provider pursuant to the Corporate Administration Agreement;

(g) to the Collateral Manager pursuant to the Collateral Management Agreement (including costs, expenses and indemnities provided for therein), but excluding any Collateral Management Fees or any value added tax payable thereon;

(h) to any other Person in respect of any governmental fee or charge (for the avoidance of doubt excluding any taxes other than stamp taxes on the Transaction Documents, if any) or any statutory indemnity;

(i) to the Irish Stock Exchange, or such other stock exchange or exchanges upon which any of the Notes are listed from time to time;

(j) to the payment of any amounts due and payable by the Issuer to any Selling Institution pursuant to any Participation Agreement after the date of entry into any Participation;

(k) to the payment of all amounts due and payable to the Liquidity Facility Provider pursuant to the Liquidity Facility Agreement, save for any and all amounts payable to the Liquidity Facility Provider pursuant to (i) Clause 8 (*Repayment*), (ii) paragraphs (a) and (b) of Clause 10.1 (*Interest Rate*) (excluding any interest on account of "Additional Percentage"

pursuant to such clause) and (iii) Clause 20.1 (*Commitment Fee*) of the Liquidity Facility Agreement;

(l) fees, costs and expenses payable to the VFN Agent pursuant to the Class A-1 VF Note Purchase Agreement or any other Transaction Document; including, any VFN Agent Fees pursuant to the Class A-1 VF Note Purchase Agreement;

(m) to the payment of any amounts due and payable by the Issuer as a member of a loan syndicate for costs and expenses incurred on account of any insolvency work out up to an aggregate maximum amount paid under this clause of €25,000 multiplied by the number of days from the Closing Date to, but excluding, the date of determination, divided by 360;

(n) to the payment of any amounts due and payable by the Issuer to any selling institution pursuant to any Collateral Acquisition Agreement after the date of entry into any such Collateral Acquisition Agreement;

(o) any costs associated with liquidation of the Issuer up to an aggregate maximum amount of €5,000; and

(p) to the payment of any applicable VAT required to be paid by the Issuer in respect of any of the foregoing.

"**Affiliate**" or "**Affiliated**" means with respect to a Person:

(a) any other Person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such Person; or

(b) any other Person who is a director, officer or employee:

 (i) of such Person;

 (ii) of any subsidiary or parent company of such Person; or

 (iii) of any Person described in paragraph (a) above.

For the purposes of this definition, control of a Person shall mean the power, direct or indirect, (A) to vote more than 50 per cent. of the securities having ordinary voting power for the election of directors of such Person, or (B) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"**Agent**" means each of the Registrar, the Principal Paying Agent, the Irish Paying Agent, the Calculation Agent, the Account Bank, the Exchange Agent, the Collateral Administrator, the Custodian and each of their permitted successors or assigns appointed as agents of the Issuer pursuant to the Agency Agreement and the VFN Agent appointed pursuant to the Class A-1 VF Note Purchase Agreement and "**Agents**" shall be construed accordingly.

"**Aggregate Collateral Balance**" means, as at any Measurement Date, the amount equal to the aggregate of the following amounts, as at such Measurement Date:

(a) the Aggregate Principal Balance of all Collateral Debt Obligations, save that:

 (i) for the purpose of calculating the Aggregate Principal Balance for the purposes of the Portfolio Profile Tests and in each case where such is specifically provided, the Principal Balance of each Defaulted Obligation shall be excluded; save that, for the purpose of the Collateral Quality Test entitled "S&P CDO Monitor Test" the Principal Balance of Defaulted Obligations shall be included; and

 (ii) for all purposes other than as set out in paragraph (i) above, for the purpose of calculating the Aggregate Principal Balance, the Principal Balance of each Defaulted

Obligation shall be the lower of its S&P Collateral Value and its Moody's Collateral Value; and

(iii) the Principal Balance of each Current Pay Obligation shall be, in the event that the Market Value of such Current Pay Obligation is less than 80 per cent. of the notional amount thereof, the S&P Class A Recovery Rate multiplied by its outstanding principal amount (in the case of any Asset Swap Obligations, converted into Euro at the relevant Asset Swap Transaction Exchange Rate); and

(iv) the Principal Balance of a PIK Security the interest of which has not been paid on its most recent interest payment date or within the previous annual period, but which (for the avoidance of doubt) is not a Defaulted Obligation, shall be deemed to be its outstanding principal amount excluding any interest accrued but not paid thereon which has been capitalised; and

(v) for the purposes of the Class A Par Value Test, Class B Par Value Test, Class C Par Value Test, Class D Par Value Test and Class E Par Value Test only, the Principal Balance of each Unhedged Collateral Debt Obligation, which (for the avoidance of doubt) is not a Defaulted Obligation, shall be multiplied by 70 per cent. for Unhedged Collateral Debt Obligations denominated in US Dollars or Sterling and 50 per cent. for Unhedged Collateral Debt Obligations denominated in another currency or as otherwise agreed with the Rating Agencies;

(b) the Balances standing to the credit of the Principal Accounts and the Unused Proceeds Accounts converted where applicable at the Applicable Exchange Rate; and

(c) in the case of the Collateral Management Fee and the Senior Expenses Cap only, the Undrawn and Uncommitted Amount.

"**Aggregate Principal Balance**" means the aggregate of the Principal Balances of all the Collateral Debt Obligations and, when used with respect to some portion of the Collateral Debt Obligations, means the aggregate of the Principal Balances of such Collateral Debt Obligations, in each case, as at the date of determination, converted where applicable at the Applicable Exchange Rate.

"**Applicable Exchange Rate**" means:

(i) in relation to any Asset Swap Obligation, the Asset Swap Transaction Exchange Rate;

(ii) in relation to any Unhedged Collateral Debt Obligation, the relevant Spot Rate;

(iii) in relation to any other Collateral Debt Obligation; (a) for the purposes of (1) the Effective Date Rating Requirements and (2) the Principal Balance as used in the calculation of (A) the Collateral Management Fee, (B) any Portfolio Profile Tests or Collateral Quality Tests (other than the Minimum Weighted Average Spread Test), (C) any discretionary sale of Collateral Debt Obligations and (D) Reinvestment Criteria, the relevant Initial Rate of Exchange and (b)(1) for the purposes of calculating the Principal Balance in relation to the Minimum Weighted Average Spread Test, (2) for the purposes of calculating the Coverage Tests, and (3) in all other circumstances, the relevant Spot Rate;

(iv) with respect to the Balance of any Accounts, (a) for the purposes of calculating (1) the Effective Date Rating Requirements and (2) the Balance as used in the calculation of (A) the Collateral Management Fee, (B) any Portfolio Profile Tests or Collateral Quality Tests (other than the Minimum Weighted Average Spread Test), (C) any discretionary sale of Collateral Obligations and (D) Reinvestment Criteria, the relevant Initial Exchange Rate and (b)(1) for the purposes of calculating the Balance in relation to the Minimum Weighted Average Spread Test, (2) for the purposes of calculating the Coverage Tests, and (3) in all other circumstances, the relevant Spot Rate;

(v) with respect to the Drawn Amount and the Undrawn and Committed Amount (a) for all purposes (other than as set out in sub-paragraph (b) below), the relevant Initial Rate of Exchange; and (b) the relevant Spot Rate for the purposes of calculating the Coverage Tests and, in relation to the Drawn Amount only, calculation of the allocation of proceeds pursuant to Condition 11(b) (*Enforcement*); and

(vi) with respect to the Interest Amount, the relevant Spot Rate.

"**Applicable Margin**" has the meaning given thereto in Condition 6 (*Interest*).

"**Approved Borrower**" means, with respect to any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, any borrower that (a) is set forth in a schedule to such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation that lists eligible borrowers under such Collateral Debt Obligation and (b) for the avoidance of doubt, does not cause such Collateral Debt Obligation to breach any Eligibility Criteria at the time the Issuer or the Collateral Manager on behalf of the Issuer enters into a binding agreement to purchase such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation.

"**Asset Swap Agreement**" has the meaning given thereto in the definition of Asset Swap Transaction.

"**Asset Swap Counterparty**" means each financial institution with which the Issuer enters into an Asset Swap Transaction or any permitted assignee or successor thereto under the terms of the related Asset Swap Transaction and in each case which satisfies the applicable Rating Requirement (taking into account any guarantor thereof), and provided always that such financial institution has the regulatory capacity to enter into derivatives transactions with Irish residents.

"**Asset Swap Counterparty Principal Exchange Amount**" means each interim and final principal exchange amount scheduled to be paid to the Issuer by an Asset Swap Counterparty pursuant to the terms of an Asset Swap Transaction, excluding any Scheduled Periodic Asset Swap Counterparty Payments.

"**Asset Swap Counterparty Termination Payment**" means the amount payable by the Asset Swap Counterparty to the Issuer upon termination or modification of an Asset Swap Transaction, excluding Asset Swap Counterparty Principal Exchange Amounts as described therein.

"**Asset Swap Obligation**" means a Restricted Currency Collateral Debt Obligation and the related Asset Swap Transaction.

"**Asset Swap Principal Exchange Amount**" means each interim and final principal or exchange amount scheduled to be paid by the Issuer to an Asset Swap Counterparty pursuant to the terms of an Asset Swap Transaction, and excluding any Scheduled Periodic Asset Swap Payments.

"**Asset Swap Replacement Payment**" means any amount payable to an Asset Swap Counterparty by the Issuer upon entry into a Replacement Asset Swap Transaction which is replacing an Asset Swap Transaction which was terminated.

"**Asset Swap Replacement Receipt**" means any amount payable to the Issuer by an Asset Swap Counterparty upon entry into a Replacement Asset Swap Transaction which is replacing an Asset Swap Transaction which was terminated, less any amount paid by such Asset Swap Counterparty to the outgoing Asset Swap Counterparty being replaced pursuant to the terms of the Asset Swap Transaction being terminated and replaced by the Replacement Asset Swap Transaction.

"**Asset Swap Termination Payment**" means the amount payable to an Asset Swap Counterparty by the Issuer upon termination or modification of an Asset Swap Transaction, excluding Asset Swap Principal Exchange Amounts as described therein.

"**Asset Swap Termination Receipts Account**" means the interest bearing account of the Issuer with the Account Bank into which all Asset Swap Counterparty Termination Payments and all proceeds of

liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(ix)) will be deposited.

"**Asset Swap Transaction**" means each asset swap transaction entered into under a 1992 ISDA Master Agreement (Multicurrency Cross Border Currency) or 2002 ISDA Master Agreement (or such other ISDA *pro forma* Master Agreement as may be published by ISDA from time to time) (together with the schedule and confirmation relating thereto, including any guarantee thereof and any credit support annex entered into pursuant to the terms thereof, and each as amended or supplemented from time to time, an "**Asset Swap Agreement**") entered into by the Issuer with an Asset Swap Counterparty in connection with a Restricted Currency Collateral Debt Obligation under which the Issuer swaps cash flows receivable on such Restricted Currency Collateral Debt Obligation for Euro denominated cash flows from such Asset Swap Counterparty.

"**Asset Swap Transaction Exchange Rate**" means the exchange rate specified in each Asset Swap Transaction.

"**Assignment**" means an interest in a loan acquired directly by way of novation or assignment.

"**Authorised Denomination**" means, in respect of any Note, the Minimum Denomination and any denomination equal to one or more multiples of the Authorised Integral Amount in excess of the Minimum Denomination.

"**Authorised Integral Amount**" means (a) in respect of Regulation S Notes (excluding the Class A-1 VF Notes) of each Class €1000, (b) in respect of Rule 144A Notes (excluding the Class A-1 VF Notes) of each Class €1000, (c) in respect of the Class A-1 VF Notes, €1000, $1000 or £1000, as the case may be and (d) in respect of the Restricted Class F-2 Subordinated Notes of each Class €1000.

"**Authorised Officer**" means with respect to the Issuer, any director of the Issuer or person who is authorised to act for the Issuer in matters relating to, and binding upon, the Issuer.

"**Available Commitment**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Average Aggregate Collateral Balance**" means the sum of (a) the Aggregate Collateral Balance on the first day of the Due Period; and (b) the Aggregate Collateral Balance on the last day of the Due Period, divided by two.

"**Balance**" means on any date, with respect to any cash or Eligible Investments standing to the credit of an Account (or any sub-account thereof), the aggregate of the:

(a) current balance of cash, demand deposits, time deposits, government guaranteed funds and other investment funds;

(b) outstanding principal amount of interest bearing corporate and government obligations and money market accounts and repurchase obligations; and

(c) purchase price, up to an amount not exceeding the face amount, of non interest bearing government and corporate obligations, commercial paper and certificates of deposit,

provided that in the event that a default as to payment of principal and/or interest has occurred and is continuing (disregarding any grace periods provided for pursuant to the terms thereof) in respect of any Eligible Investment or any obligation of the obligor thereunder which is senior or equal in right of payment to such Eligible Investment, such Eligible Investment shall have a value equal to the lesser of its S&P Collateral Value and its Moody's Collateral Value (determined as if such Eligible Investment were a Collateral Debt Obligation).

"**Bank Accounts Pledge Agreement**" means a bank accounts pledge agreement dated on or about the Closing Date between the Issuer and the Trustee.

"**Base Currency**" means, in respect of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, the currency in which the commitment under such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation is determined in accordance with the Underlying Instruments thereof.

"**Break Costs**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Business Day**" means (save to the extent otherwise defined) a day:

(a) on which the TARGET System is open for settlement of payments in Euro;

(b) on which commercial banks and foreign exchange markets settle payments in London and New York City (other than a Saturday or a Sunday); and

(c) for the purposes of the definition of Presentation Date, in relation to any place, on which commercial banks and foreign exchange markets settle payments in that place.

"**Cash Settlement Amount**" means in respect of any Offsetting Credit Default Swap or Credit Short Obligation (as the case may be) the amount payable by the Offsetting Credit Default Swap Counterparty or Credit Short Obligation Counterparty (as the case may be) (each as credit protection seller) to the Issuer (in each case, as the credit protection buyer) thereunder in accordance with the terms thereof.

"**CCC Market Value**" means, in respect of any CCC Obligation, the lower of:

(a) its Market Value, in the event that such Market Value has been determined in accordance with paragraph (a) or (b) of the definition thereof or otherwise, its Moody's Recovery Rate; and

(b) the value that is halfway between 100 per cent. and such CCC Obligation's Moody's Recovery Rate.

"**CCC Obligation**" means each Moody's Caa Obligation, if the Aggregate Principal Balance of all Moody's Caa Obligations is greater than or equal to the Aggregate Principal Balance of all S&P CCC Obligations, otherwise each S&P CCC Obligation.

"**Class A Coverage Tests**" means the Class A Interest Coverage Test and the Class A Par Value Test.

"**Class A Interest Coverage Ratio**" means, on any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the Interest Coverage Amount by (b) the aggregate of the scheduled interest payments payable on the Class A-1 VF Notes (including any Commitment Fee payable during the related Due Period) converted where applicable at the Spot Rate and the Class A-2 Notes on the following Payment Date.

"**Class A Interest Coverage Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class A Interest Coverage Ratio is at least equal to the percentage specified in the definition of "**Coverage Test**".

"**Class A Note Redemption Method**" means the method in which the Issuer should redeem or repay the Class A Notes (with the Class A-2a Notes being redeemed and repaid in priority to the Class A-2b Notes) (pursuant to the Priorities of Payment), which would always be:

(A) In circumstances where the Class A Notes are being redeemed in order to cure a Coverage Test, redeem on a *pro rata* and *pari passu* basis the Class A-1 VF Notes at the Redemption Price and Class A-2 Notes subject to the Pari Passu Provisions (with the Class A-2a Notes being redeemed and repaid in priority to the Class A-2b Notes); and

(B) In all other circumstances:

(i) (a) use available Euro Principal Proceeds to redeem and/or repay the Class A Notes denominated in Euro at the Redemption Price or (b) at the discretion of the Collateral

Manager, deposit available Euro Principal Proceeds into the relevant Synthetic Collateral Account and/or Revolving Reserve Account to cancel Undrawn and Committed Amounts;

(ii) (a) use available Sterling Principal Proceeds to redeem and/or repay the Class A Notes denominated in Sterling at the Redemption Price or (b) at the discretion of the Collateral Manager, deposit available Sterling Principal Proceeds into the relevant Synthetic Collateral Account and/or Revolving Reserve Account to cancel Undrawn and Committed Amounts; and

(iii) (a) use available US Dollar Principal Proceeds to redeem and/or repay the Class A Notes denominated in US Dollars at the Redemption Price or (b) at the discretion of the Collateral Manager, deposit available US Dollar Principal Proceeds into the relevant Synthetic Collateral Account and/or Revolving Reserve Account to cancel Undrawn and Committed Amounts.

For the avoidance of doubt there shall not be any conversion of one currency to another under this part B unless the liabilities of one currency have been paid in full and there are excess amounts in such currency, in which case the Multi-Currency Provisions shall apply, provided that the Collateral Manager may in its discretion use excess amounts to cancel any portion of the Undrawn and Committed Amount. No amounts will be paid to redeem any Class B Notes until such Undrawn and Committed Amount relating to the Class A Notes has been cancelled in full.

"**Class A Noteholders**" means the holders of the Class A-1 VF Notes, the Class A-2 Notes and the holders of the Class A-2 Refinancing Notes (if any) from time to time.

"**Class A Par Value Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the amount equal to the Aggregate Collateral Balance less the Par Value Test Excess Adjustment Amount by (b) the sum of the Principal Amount Outstanding of the Class A Notes (converted into Euro where applicable at the Spot Rate).

"**Class A Par Value Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class A Par Value Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class A-1 VF Definitive Certificates**" means the registered notes in definitive certificated form representing the Class A-1 VF Notes.

"**Class A-1 VF Definitive Notes**" means the registered notes in definitive form to be issued in respect of the Class A-1 VF Notes pursuant to, and in the circumstances specified in the Trust Deed and sold or transferred under Regulation S or Rule 144A under the Securities Act, substantially in the form set out in the Class A-1 VF Note Purchase Agreement.

"**Class A-1 VF Noteholder**" means a holder of a Class A-1 VF Note from time to time.

"**Class A-1 VF Note Purchase Agreement**" means the Class A-1 VF Note Purchase Agreement dated on or about the Closing Date between, among others, the Initial VFN Commitment Holder, the Issuer and the Trustee pursuant to which the Issuer may borrow amounts to enable it to purchase Collateral Debt Obligations.

"**Class A-2a Noteholders**" means the holders of any Class A-2a Notes from time to time.

"**Class A-2b Noteholders**" means the holders of any Class A-2b Notes from time to time.

"**Class A-2 Noteholders**" means the Class A-2a Noteholders and the Class A-2b Noteholders.

"**Class A-2 Refinancing Notes**" means any Class A-2 Notes issued by the Issuer pursuant to Condition 17 (*Additional Issuances*) after the end of the Non-Call Period.

"**Class B Coverage Tests**" means the Class B Interest Coverage Test and the Class B Par Value Test.

"**Class B Interest Coverage Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing the Interest Coverage Amount by the scheduled interest payments due on each of the Class A Notes (converted where applicable at the Spot Rate and including any Commitment Fees) and the Class B Notes.

"**Class B Interest Coverage Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class B Interest Coverage Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class B Noteholders**" means the holders of any Class B Notes from time to time.

"**Class B Par Value Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the amount equal to the Aggregate Collateral Balance less the Par Value Test Excess Adjustment Amount by (b) the sum of the Principal Amount Outstanding of the Class A Notes (converted into Euro where applicable at the Spot Rate) and the Class B Notes.

"**Class B Par Value Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class B Par Value Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class C Coverage Tests**" means the Class C Interest Coverage Test and the Class C Par Value Test.

"**Class C Interest Coverage Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing the Interest Coverage Amount by the scheduled interest payments due on the Class A Notes (converted where applicable at the Spot Rate and including any Commitment Fees), the Class B Notes and the Class C Notes.

"**Class C Interest Coverage Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class C Interest Coverage Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class C Noteholders**" means the holders of any Class C Notes from time to time.

"**Class C Par Value Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the amount equal to the Aggregate Collateral Balance less the Par Value Test Excess Adjustment Amount by (b) the sum of the Principal Amount Outstanding of the Class A Notes (converted into Euro where applicable at the Spot Rate), the Class B Notes and the Class C Notes.

"**Class C Par Value Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class C Par Value Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class D Coverage Tests**" means the Class D Interest Coverage Test and the Class D Par Value Test.

"**Class D Interest Coverage Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing the Interest Coverage Amount by the scheduled interest payments due on the Class A Notes (converted where applicable at the Spot Rate and including any Commitment Fees), the Class B Notes, the Class C Notes and the Class D Notes.

"**Class D Interest Coverage Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class D Interest Coverage Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class D Noteholders**" means the holders of any Class D Notes from time to time.

"**Class D Par Value Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the amount equal to the Aggregate Collateral Balance less the Par Value Test

Excess Adjustment Amount by (b) the sum of the Principal Amount Outstanding of the Class A Notes (converted into Euro where applicable at the Spot Rate), the Class B Notes, the Class C Notes and the Class D Notes.

"**Class D Par Value Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class D Par Value Ratio is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class E Noteholders**" means the holders of any Class E Notes from time to time.

"**Class E Par Value Ratio**" means, as of any Measurement Date, the ratio (expressed as a percentage) obtained by dividing (a) the amount equal to the Aggregate Collateral Balance less the Par Value Test Excess Adjustment Amount by (b) the sum of the Principal Amount Outstanding of the Class A Notes (converted into Euro where applicable at the Spot Rate), the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.

"**Class E Par Value Test**" means the test which will be satisfied as of any Measurement Date if, on such Measurement Date, the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) is at least equal to the percentage specified in the definition of "Coverage Test".

"**Class F Subordinated Noteholder Report**" means the report defined as such in the Collateral Management Agreement which is prepared by the Collateral Administrator (in consultation with the Collateral Manager) on behalf of the Issuer, is deliverable to the Issuer, the Trustee and the Collateral Manager and, upon request therefor in accordance with Condition 4(f) (*Information Regarding the Collateral*), to any Class F Subordinated Noteholder and which shall include information regarding the status of certain of the Collateral pursuant to the Collateral Management Agreement.

"**Class F Subordinated Noteholders**" means the Class F-1 Subordinated Noteholders and the Restricted Class F-2 Subordinated Noteholders.

"**Class F-1 Subordinated Noteholders**" means the holders of any Class F-1 Subordinated Notes from time to time.

"**Class of Notes**" means each of the Classes of Notes being:

(a) the Class A-1 VF Notes;

(b) the Class A-2a Notes;

(c) the Class A-2b Notes;

(d) the Class B Notes;

(e) the Class C Notes;

(f) the Class D Notes;

(g) the Class E Notes;

(h) the Class F-1 Subordinated Notes; and

(i) the Restricted Class F-2 Subordinated Notes,

and "**Class of Noteholders**" and "**Class**" shall be construed accordingly, provided that for the purposes of voting on resolutions and issuing directions to the Trustee and any other decisions required to be made by the Class A Noteholders, as the most senior class, the Total VFN Outstandings of the Class A-1 VF Notes, the Total Undrawn Amount held by the VFN Commitment Holders (except for the purposes of any vote required pursuant to Condition 10(b) (*Acceleration*) where the Undrawn and Committed Amount held by the VFN Commitment Holders shall be referred to) and the

Principal Amount Outstanding of the Class A-2 Notes (including any Class A-2 Refinancing Notes if issued) shall constitute one class and the most senior class, for so long as any such amounts are outstanding thereunder, and "**Class of Noteholders**" shall be construed accordingly.

"**Closing Date**" means 3 May 2007 (or such other date as may shortly follow such date as may be agreed between the Issuer and the Initial Purchaser and is notified to the Noteholders in accordance with Condition 16 (*Notices*) and the Irish Stock Exchange).

"**CM UK Tax Event**" means that the Issuer has become subject to a UK corporation tax liability (as a result of the actions or inaction of the Collateral Manager causing the Issuer to be carrying on a trade in the United Kingdom through a United Kingdom permanent establishment) in sufficient amount such that the Class D Interest Coverage Ratio would be lower than 104.00 per cent. if calculated assuming payment by the Issuer of such UK tax liability.

"**CM UK Tax Termination Date**" means the date on which the Collateral Manager ceases to act as "Collateral Manager" under the Collateral Management Agreement as a result of a CM UK Tax Event.

"**Collateral**" means the property, assets and rights described in Condition 4(a) (*Security*) which are charged and assigned or otherwise granted as security to the Trustee from time to time for the benefit of the Secured Parties pursuant to the Trust Deed, the Euroclear Pledge Agreement and the Bank Accounts Pledge Agreement.

"**Collateral Acquisition Agreements**" means each of the agreements entered into by the Issuer in relation to the purchase by the Issuer of Senior Loans, High Yield Bonds and Mezzanine Obligations and other Collateral Debt Obligations from time to time.

"**Collateral Debt Obligation**" means any debt obligation or debt security purchased by or on behalf of the Issuer from time to time (or, if the context so requires, to be purchased by or on behalf of the Issuer) each of which satisfies the Eligibility Criteria and, in the case of Synthetic Securities and Non-Euro Obligations, to the extent required to do so. References to Collateral Debt Obligations shall not include Collateral Enhancement Obligations, Eligible Investments or Exchanged Equity Securities but shall include Synthetic Securities. Obligations which are to constitute Collateral Debt Obligations in respect of which the Issuer has entered into a binding commitment to purchase but which have not yet settled shall be included as Collateral Debt Obligations in the calculation of the Portfolio Profile Tests at any time as if such purchase had been completed. For the avoidance of doubt, the failure of any obligation to satisfy the Eligibility Criteria at any time after the Issuer or the Collateral Manager on behalf of the Issuer has entered into a binding agreement to purchase it, shall not cause such obligation to cease to constitute a Collateral Debt Obligation.

"**Collateral Enhancement Accounts**" means the interest bearing accounts in the name of the Issuer, held with the Account Bank, the amounts standing to the credit of which from time to time may be applied in the acquisition of Collateral Enhancement Obligations by or on behalf of the Issuer in accordance with the Collateral Management Agreement.

"**Collateral Enhancement Obligation**" means any warrant or equity security which is related to or connected with a Collateral Debt Obligation, excluding Exchanged Equity Securities, but including without limitation, warrants relating to Mezzanine Obligations and any equity security received upon conversion or exchange of, or exercise of an option under, or otherwise in respect of a Collateral Debt Obligation; or any warrant or equity security purchased as part of a unit with a Collateral Debt Obligation (but in all cases, excluding, for the avoidance of doubt, the Collateral Debt Obligation), in each case, the acquisition of which will not result in the imposition of any present or future, actual or contingent liabilities or obligations on the Issuer other than those which may arise at its option. For the avoidance of doubt, Collateral Enhancement Obligations shall only include obligations (a) the acquisition (including the manner of acquisition), ownership, enforcement or disposition of which will not cause the Issuer to be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes, (b) that are acquired, and held in a manner that does not violate the

Investment Restrictions set out in the Collateral Management Agreement, (c) the nature of which do not violate the Investment Restrictions set out in the Collateral Management Agreement, and (d) in the case of an obligation of a company incorporated or established in, or a sovereign issuer of, the United States, or otherwise bearing interest that arises, for U.S. federal income tax purposes, from sources within the United States, are in registered form at the time they are acquired.

"**Collateral Enhancement Obligation Proceeds**" means all Distributions and Sale Proceeds received in respect of any Collateral Enhancement Obligation and all monies standing to the credit of the Collateral Enhancement Accounts without double counting any proceeds.

"**Collateral Enhancement Obligation Proceeds Priority of Payments**" means the priority of payments in respect of Collateral Enhancement Obligation Proceeds as set out in Condition 3(c)(iii) (*Collateral Enhancement Obligation Proceeds Priority of Payments*).

"**Collateral Management Fee**" means each of the Senior Collateral Management Fee, the Subordinated Collateral Management Fee, the Current Incentive Collateral Management Fee Balance, the Final Incentive Collateral Management Fee Balance, and the Make Whole Tax Event Fee.

"**Collateral Quality Tests**" means the Collateral Quality Tests set out in the Collateral Management Agreement being each of the following:

(a) so long as any Notes rated by S&P are Outstanding:

(i) (as of the Effective Date and until the end of the Reinvestment Period) the CDO Monitor Test; and

(ii) the S&P Minimum Weighted Average Recovery Rate Test;

(b) so long as any Notes rated by Moody's are Outstanding:

(i) the Moody's Minimum Diversity Test;

(ii) the Moody's Maximum Weighted Average Rating Factor Test; and

(iii) the Moody's Minimum Weighted Average Recovery Rate Test; and

(c) at all times:

(i) the Minimum Weighted Average Spread Test; and

(ii) the Weighted Average Maturity Test,

each as defined in the Collateral Management Agreement and as set out herein in "*The Portfolio*" section below.

"**Collateral Tax Event**" means at any time, as a result of the introduction of a new, or any change in, any home jurisdiction or foreign tax statute, treaty, regulation, rule, ruling, practice, procedure or judicial decision or interpretation (whether proposed, temporary or final), interest payments due from the Obligors of any Collateral Debt Obligations in relation to any Due Period becoming properly subject to the imposition of home jurisdiction or foreign withholding tax (other than where such withholding tax is compensated for by a "gross up" provision in the terms of the Collateral Debt Obligation or such requirement to withhold is eliminated pursuant to a double taxation treaty so that the Issuer as holder thereof is held completely harmless from the full amount of such withholding tax on an after tax basis) so that the aggregate amount of such withholding tax on all Collateral Debt Obligations in relation to such Due Period is equal to or in excess of 6 per cent. of the aggregate interest payments due (for the avoidance of doubt, excluding any additional interest arising as a result of the operation of any gross up provision) on all Collateral Debt Obligations in relation to such Due Period.

"**Collateralised Credit Default Swap**" means a Synthetic Security entered into by the Issuer which is an unfunded credit default swap under which the Issuer is required to provide Synthetic Collateral for its contingent obligations to the Synthetic Counterparty thereunder and excludes, for the avoidance of doubt, any Offsetting Credit Default Swap or Credit Short Obligation.

"**Collateral Requirement**" means the amount of Eligible Collateral required to be posted to the Downgrade VFN Commitment Holder Account in respect of which Rating Agency Confirmation is received .

"**Commitment**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Commitment Amount**" means, (a) with respect to any Revolving Obligation (excluding a Synthetic Security) or Delayed Drawdown Collateral Debt Obligation, the maximum aggregate outstanding principal amount (whether at the time funded or unfunded) of advances or other extensions of credit at any one time outstanding that the Issuer could be required to make to the Obligor under the Underlying Instruments relating thereto or to a funding bank in connection with any ancillary facilities related thereto and (b) with respect to any Revolving Obligation that is a Synthetic Security, the maximum aggregate net amount (whether at the time funded or unfunded) that the Issuer could be required to pay to the related Synthetic Counterparty thereunder.

"**Commitment Downgrade Amount**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Commitment Fee**" means the commitment fee payable to the VFN Commitment Holders, calculated in accordance with the Class A-1 VF Note Purchase Agreement and as set out in Condition 6(j) (*Class A-1 VF Notes Commitment Fee*) and including any Break Costs not available to be paid on the day of a prepayment under Clause 4.1(a) (*Repayment*) of the Class A-1 VF Note Purchase Agreement.

"**Consenting Purchaser**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Controlling Class**" means the Class A Notes (the holders of the Total VFN Outstandings and the Total Undrawn Amounts of the Class A-1 VF Notes (except in relation to any vote required pursuant to Condition 10(b) (*Acceleration*) in which case references shall be to the Undrawn and Committed Amount only of the Class A-1 VF Notes) and the Principal Amount Outstanding of the Class A-2 Notes as one Class of Noteholders) or, following redemption and payment in full of the Class A Notes, the Class B Notes or, following redemption and payment in full of the Class B Notes, the Class C Notes or, following redemption and payment in full of the Class C Notes, the Class D Notes or, following redemption and payment in full of the Class D Notes, the Class E Notes or, following redemption and payment in full of the Class E Notes, the Class F Subordinated Notes.

"**Corporate Administration Agreement**" means the corporate administration agreement dated 25 October 2006 between the Issuer and the Corporate Services Provider.

"**Corporate Services Provider**" means TMF Administration Services Limited.

"**Counterparty Downgrade Collateral**" means any cash and/or securities delivered to the Issuer as collateral for the obligations of a Hedge Counterparty under a Hedge Transaction, a FX Derivative Counterparty under a FX Derivative Agreement or a Credit Short Obligation Counterparty under a Credit Short Obligation or an Offsetting Credit Default Counterparty under an Offsetting Credit Default Swap, as applicable.

"**Counterparty Downgrade Collateral Account**" means an interest bearing account of the Issuer with the Custodian into which all Counterparty Downgrade Collateral is to be deposited.

"**Coverage Test**" means each of the Class A Par Value Test, the Class A Interest Coverage Test, the Class B Par Value Test, the Class B Interest Coverage Test, the Class C Par Value Test, the Class C Interest Coverage Test, the Class D Par Value Test, the Class D Interest Coverage Test, the Class E

Par Value Test, and each shall be satisfied on a Measurement Date if the corresponding Par Value Ratio or Interest Coverage Ratio (as the case may be) is at least equal to the percentage specified in the table below in relation to that Coverage Test.

Coverage test and ratio	Percentages at which test is satisfied
Class A Par Value Ratio	130.48%
Class A Interest Coverage Ratio	115.00%
Class B Par Value Ratio	120.20%
Class B Interest Coverage Ratio	110.00%
Class C Par Value Ratio	113.53%
Class C Interest Coverage Ratio	106.00%
Class D Par Value Ratio	108.25%
Class D Interest Coverage Ratio	104.00%
Class E Par Value Ratio	104.12%

"**Credit Impaired Obligation**" means any Collateral Debt Obligation which, in the Collateral Manager's judgment, has a significant risk of declining in credit quality and, with a lapse of time, becoming a Defaulted Obligation, provided however that (unless the holders of the Controlling Class of Notes have agreed by way of Ordinary Resolution pursuant to the Trust Deed to suspend this proviso), if:

(a) the rating by Moody's of the Class A Notes has been reduced by Moody's by at least one sub-category from the Initial Ratings or are withdrawn by Moody's; or

(b) the ratings by Moody's of any of the Class B Notes, Class C Notes, Class D Notes or Class E Notes have been reduced by Moody's by at least two sub-categories from the Initial Ratings or are withdrawn by Moody's,

then the Moody's Ratings of such Collateral Debt Obligation must have been downgraded by at least one rating sub-category by Moody's or put on a watch list for possible downgrade since the date of acquisition thereof or have decreased in price to 99.0 per cent. or less of the original purchase price thereof provided that in the case of a Collateral Debt Obligation paying a fixed rate, the calculation of such decrease in price shall have been adjusted for movements in floating rates since the date of purchase of such Collateral Debt Obligation. A Synthetic Security shall constitute a Credit Impaired Obligation in the event that the Reference Obligation to which such Collateral Debt Obligation is linked would constitute a Credit Impaired Obligation if it were itself a Collateral Debt Obligation.

"**Credit Improved Obligation**" means any Collateral Debt Obligation which, in the Collateral Manager's judgment, has significantly improved in credit quality and:

(a) which has been upgraded or put on a watch list for possible upgrade by S&P or Moody's or any other internationally recognised investment rating agency;

(b) whose Obligor has shown improved financial results;

(c) whose Obligor has raised equity capital or other capital which has improved the liquidity or credit standing of such Obligor;

(d) which has increased in price to 101.0 per cent. or more of the original purchase price thereof; or

(e) which is so designated by the Collateral Manager,

provided however that (unless the holders of the Controlling Class of Notes have agreed by way of Ordinary Resolution to suspend this proviso) if:

(i) the rating by Moody's of the Class A Notes has been reduced by Moody's by at least one sub-category from the Initial Ratings or are withdrawn by Moody's; or

(ii) the ratings by Moody's of any of the Class B Notes, Class C Notes, Class D Notes or Class E Notes have been reduced by Moody's by at least two sub-categories from the Initial Ratings or are withdrawn by Moody's,

then the Moody's Ratings of such Collateral Debt Obligation must have been upgraded by at least one rating sub-category by Moody's or put on a watch list for possible upgrade since the date of acquisition thereof or have increased in price to 101.0 per cent. or more of the original acquisition price thereof provided that in the case of a Collateral Debt Obligation paying a fixed rate, the calculation of such increase in price shall have been adjusted for movements in floating rates since the date of purchase of such Collateral Debt Obligation and provided further that a Synthetic Security shall constitute a Credit Improved Obligation in the event that the Reference Obligation to which such Collateral Debt Obligation is linked would constitute a Credit Improved Obligation if it were itself a Collateral Debt Obligation.

"**Credit Short Obligation**" means a credit default swap transaction (other than an Offsetting Credit Default Swap) entered into by the Issuer with a Credit Short Obligation Counterparty having a stated notional amount under which the Issuer is the purchaser of credit protection and with a term ending no later than the Maturity Date; provided that (i) either the terms thereof provide for the Issuer to be able to elect for either cash or physical settlement on or after the occurrence of a credit event in relation to the relevant Reference Obligation or, if the Issuer elects for physical settlement at the date it enters into a Credit Short Obligation, it credits an amount equal to the notional amount of such Credit Short Obligation to the Collateral Enhancement Accounts to permit the purchase of the Deliverable Obligations relating to that Credit Short Obligation if a credit event were to occur in relation to the Reference Obligation, provided that (a) such amount credited to the Collateral Enhancement Accounts shall not be used for any other purpose and (b) on the settlement date of the Credit Short Obligation no more than such amount equal to the notional amount may be used to purchase the Deliverable Obligations relating to such Credit Short Obligation, (ii) the obligor of the Reference Obligation is organised in a country rated at least "P-1" by Moody's and "A-1" by S&P and (iii) Rating Agency Confirmation has been obtained or a Form-Approved Credit Short Obligation has been used.

"**Credit Short Obligation Counterparty**" means, pursuant to the terms of a Credit Short Obligation, any entity or person which:

(a) is required to make payments as protection seller directly to the Issuer, or any guarantor of such entity; and

(b) satisfies the Rating Requirement.

"**Credit Short Obligation Replacement Payment**" means any amount payable by the Issuer to a Credit Short Obligation Counterparty upon entry into a Replacement Credit Short Obligation.

"**Credit Short Obligation Replacement Receipt**" means any amount payable by a Credit Short Obligation Counterparty to the Issuer upon entry into a Replacement Credit Short Obligation.

"**Credit Short Obligation Termination Payment**" means any amount payable by the Issuer to the Credit Short Obligation Counterparty upon termination or modification of any Credit Short Obligation in whole or in part excluding any Defaulted Credit Short Obligation Termination Payment or amounts which are netted off against sale proceeds received in accordance with the definition of "Sale Proceeds".

"**Credit Short Obligation Termination Receipt**" means any amount payable by the Credit Short Obligation Counterparty to the Issuer upon termination or modification of a Credit Short Obligation in whole or in part excluding any Cash Settlement Amount and Physical Settlement Amount.

"**Currency Availability Period**" means the period from and including the Closing Date up to and including the first anniversary of the end of the Reinvestment Period.

"**Current Incentive Collateral Management Fee**" means the incentive fee accruing to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.10 per cent. per annum (accruing from the Closing Date and calculated semi-annually on the basis of a 360-day year and the actual number of days elapsed in the relevant Due Period) of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding such Payment Date.

"**Current Incentive Collateral Management Fee Balance**" means the aggregate of all Current Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Current Incentive Collateral Management Fee Balance and less any amounts previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and added to the Deferred Collateral Management Amount.

"**Current Incentive Collateral Management Fee Threshold**" means the threshold which is reached on the relevant Payment Date if the Class F Subordinated Notes have received, or will on such Payment Date have received, payments in respect of Interest Proceeds and in accordance with Condition 3(c)(i) (*Application of Interest Proceeds*) (after giving effect to all such payments in respect of the Class F Subordinated Notes made prior to and on such Payment Date) equal to at least 12 per cent. multiplied by the actual number of days elapsed since the Closing Date divided by 360 and then multiplied by the initial principal amount of such Class on the Closing Date.

"**Current Pay Obligation**" means a Collateral Debt Obligation designated as such by the Collateral Manager as to which (a) all prior cash principal and interest payments due were paid in cash and the Collateral Manager reasonably expects that the next interest payment due will be paid in cash, (b) the Moody's Rating of such Collateral Debt Obligation is at least "Caa2" and is based on a rating (either public or private) from Moody's and (c) if the Obligor of such Collateral Debt Obligation is subject to a bankruptcy proceeding, a bankruptcy court has authorised the payment of interest due and payable on such Collateral Debt Obligation.

"**Currency Switch**" means a repayment by the Issuer (or the Collateral Manager on its behalf) of any Drawing and re-draw in a different currency (either Sterling, U.S. Dollars or Euro) during the Currency Availability Period whereby the Total VFN Outstandings remain unchanged.

"**Custody Account**" means the custody account or accounts (including any cash account relating to any securities account) held outside Ireland and established on the books of the Custodian in accordance with the provisions of the Agency Agreement, which term shall include each cash account relating to each such Custody Account (if any).

"**Defaulted Credit Short Obligation Termination Payment**" means any amount payable by the Issuer to a Credit Short Obligation Counterparty upon termination of any Credit Short Obligation in whole or in part following the occurrence of (a) an "Event of Default" in respect of which the Credit Short Obligation Counterparty was the sole "Defaulting Party" (each such term as defined therein) or (b) a "Termination Event" in respect of which the Credit Short Obligation Counterparty was the sole "Affected Party" (each such term as defined therein) to the extent such termination payment exceeds the amount of any Credit Short Obligation Replacement Receipts paid by the replacement Credit Short Obligation Counterparty under the related replacement Credit Short Obligation.

"**Defaulted Deferring Mezzanine Obligation**" means a Mezzanine Obligation which by its contractual terms provides for the deferral of interest and is a Defaulted Obligation.

"**Defaulted FX Derivative Termination Payment**" means any amount payable by the Issuer to a FX Derivative Counterparty upon termination of any FX Derivative Transaction in respect of which the FX Derivative Counterparty was the "Defaulting Party" or sole "Affected Party" (as such terms are defined in the applicable FX Derivative Agreement).

"**Defaulted Hedge Termination Payment**" means any amount payable by the Issuer to a Hedge Counterparty upon termination of any Hedge Transaction in respect of which the Hedge Counterparty was the "Defaulting Party" or sole "Affected Party" (as such terms are defined in the applicable Hedge Agreement).

"**Defaulted Mezzanine Excess Amounts**" means the lesser of:

(a) the greater of: (i) zero and (ii) (x) the aggregate of all amounts paid into the Principal Accounts in respect of each Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation, minus (y) the sum of the principal amount of such Mezzanine Obligation outstanding immediately prior to receipt of such amounts plus any Purchased Accrued Interest relating thereto (where applicable, converted into Euro at the Applicable Exchange Rate); and

(b) all deferred interest paid in respect of each such Mezzanine Loan for as long as it is a Defaulted Deferring Mezzanine Obligation minus any Purchased Accrued Interest relating thereto (where applicable, converted into Euro at the Applicable Exchange Rate).

"**Defaulted Obligation**" means a Collateral Debt Obligation (other than a Current Pay Obligation, in which case it shall not be deemed a Defaulted Obligation):

(a) in respect of which there has occurred and is continuing a default with respect to the payment of interest or principal, (i) disregarding any grace periods applicable thereto or (ii) in the case of any Collateral Debt Obligation (A) which pays interest not less frequently than quarterly and (B) in respect of which the Collateral Manager has certified to the Trustee in writing that, to the knowledge of the Collateral Manager, such default has resulted from non-credit related causes, for the lesser of three Business Days and any grace period applicable thereto, in each case which default entitles the holders thereof, with notice or passage of time or both, to accelerate the maturity of all or a portion of the principal amount of such obligation, but only until such default has been cured;

(b) in respect of which any bankruptcy, insolvency or receivership proceeding has been initiated in connection with the issuer of such Collateral Debt Obligation;

(c) in respect of which the Collateral Manager knows the issuer thereof is in default as to payment of principal and/or interest on another obligation, save for obligations constituting trade debts which the applicable issuer is disputing in good faith, (and such default has not been cured), but only if both such other obligation and the Collateral Debt Obligation are full recourse, unsecured obligations and the other obligation is senior to, or *pari passu* with, the Collateral Debt Obligation in right of payment save that a Collateral Debt Obligation shall not constitute a "Defaulted Obligation" under this paragraph (c) if it is a Current Pay Obligation;

(d) that has an S&P Rating of "D" or "SD";

(e) that the Collateral Manager, acting on behalf of the Issuer, determines in its reasonable business judgment should be treated as a Defaulted Obligation;

(f) that is a PIK Security under which cash payment of interest thereon has been deferred in accordance with the terms thereof for a continuous period of more than two payment periods with respect to such PIK Security, which deferral is continuing; or

(g) a Distressed Exchange has become binding upon the holders of the Collateral Debt Obligation generally, for the purposes of which "Distressed Exchange" means any distressed exchange or other debt restructuring where the Obligor of such Collateral Debt Obligation has offered the class of holders of the Collateral Debt Obligation generally a new obligation or package of obligations which, in the reasonable judgment of the Collateral Manager either (i) amounts to a diminished financial obligation, or (ii) has the purpose of helping the Obligor of such Collateral Debt Obligation to avoid default,

provided that a Synthetic Security shall be considered a "Defaulted Obligation" if the Reference Obligation to which such Synthetic Security relates would constitute a "Defaulted Obligation" if it were itself a Collateral Debt Obligation or if it is a Synthetic Security in respect of which a Synthetic Counterparty Default has occurred.

"**Defaulted Offsetting Credit Default Swap Termination Payment**" means any amount payable by the Issuer to an Offsetting Credit Default Swap Counterparty upon termination of any Offsetting Credit Default Swap in whole or in part following the occurrence of (a) an "Event of Default" in respect of which the Offsetting Credit Default Swap Counterparty was the sole "Defaulting Party" (each such term as defined therein) or (b) a "Termination Event" in respect of which the Offsetting Credit Default Swap Counterparty was the sole "Affected Party" (as such term is defined therein) to the extent such termination payment exceeds the amount of any Offsetting Credit Default Swap Replacement Receipts paid by the replacement Offsetting Credit Default Swap Counterparty under the related replacement Offsetting Credit Default Swap.

"**Deferred Collateral Management Amount**" means such amount of the Senior Collateral Management Fee, the Subordinated Collateral Management Fee, any payable Current Incentive Collateral Management Fee Balance or any payable Final Incentive Collateral Management Fee Balance, as applicable, that the Collateral Manager elects to designate for deferment pursuant to the Interest Proceeds Priority of Payments. For the avoidance of doubt, the Collateral Manager may only elect to defer amounts that would have been paid if no deferrals had taken place on the relevant Payment Date.

"**Deferred Interest**" has the meaning given thereto in Condition 6(c)(i) (*Deferred Interest*).

"**Definitive Certificates**" means notes representing one or more Rule 144A Notes, Restricted Class F-2 Subordinated Notes or Regulation S Notes in definitive fully registered form.

"**Delayed Drawdown Collateral Debt Obligation**" means a Collateral Debt Obligation that (a) requires the Issuer to make one or more future advances to the borrower under the Underlying Instruments relating thereto, (b) specifies a maximum amount that can be borrowed on one or more fixed borrowing dates, and (c) does not permit the reborrowing of any amount previously repaid; but any such Collateral Debt Obligation will be a Delayed Drawdown Collateral Debt Obligation only until all commitments to make advances to the borrower expire or are terminated or reduced to zero, provided that the Delayed Drawdown Collateral Debt Obligation may provide for accession of new borrowers where the accession of such borrowers is contemplated in the terms of the Delayed Drawdown Collateral Debt Obligation and (i) any such borrower is an Approved Borrower or (ii) the accession is subject to the prior consent of all lenders under such Delayed Drawdown Collateral Debt Obligation.

"**Deliverable Obligation**" means an obligation referred to in a Synthetic Security, an Offsetting Credit Default Swap or a Credit Short Obligation as the "**Deliverable Obligation**" which is deliverable upon termination or prior to the scheduled maturity thereof.

"**Determination Date**" means the last Business Day of each Due Period, or in the event of any redemption of the Notes, following the occurrence of an Event of Default, two Business Days prior to the applicable Redemption Date.

"**Discount Obligation**" means (a) in the case of any Collateral Debt Obligation which is a High Yield Bond, any such Collateral Debt Obligation acquired by, or on behalf of, the Issuer for a purchase price (excluding accrued interest thereon) of less than 80 per cent. of the principal amount of such Collateral Debt Obligation, provided that such Collateral Debt Obligation shall cease to be a Discount Obligation where the Market Value thereof for a period of 30 consecutive Business Days equals or exceeds 85 per cent. of the principal amount of such Collateral Debt Obligation (as certified by the Collateral Manager to the Issuer, Trustee and Collateral Administrator), and (b) in the case of any Collateral Debt Obligation other than a High Yield Bond, any such Collateral Debt Obligation acquired by, or on behalf of, the Issuer for a purchase price (excluding accrued interest thereon) of

less than 85 per cent. of the principal amount of such Collateral Debt Obligation, provided that such Collateral Debt Obligation shall cease to be a Discount Obligation where the Market Value thereof for any period of 30 consecutive Business Days equals or exceeds 90 per cent. of the principal amount of such Collateral Debt Obligation (as certified by the Collateral Manager to the Issuer, Trustee and Collateral Administrator).

"**Disposal Agent**" means a recognised collateral or portfolio manager with experience in the management of assets of a similar nature to the Collateral Debt Obligations.

"**Disposal Agreement**" means the agreement which may be entered into between inter alia the Issuer, the Disposal Agent and the Trustee in accordance with the Collateral Management Agreement.

"**Distribution**" means any payment of principal or interest or any dividend or premium or other amount (including any proceeds of sale) or asset paid or delivered on or in respect of any Collateral Debt Obligation, any Collateral Enhancement Obligation, any Eligible Investment or any Exchanged Equity Security, or under or in respect of any Asset Swap Transaction, as applicable.

"**Downgrade VFN Commitment Holder**" has the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**Downgrade VFN Commitment Holder Account**" has the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**Drawdown Date**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Drawn Amount**" means, at any time, in respect of the Class A-1 VF Notes, the aggregate of Drawings in respect of such Class A-1 VF Notes which have not been repaid, prepaid or redeemed at such time. The Drawn Amount shall be denominated in Euro and in calculating the Drawn Amount, Drawings which are not denominated in Euro shall be converted into Euro at the Applicable Exchange Rate.

"**Drawing**" means the principal amount of each Euro Drawing and/or US Dollar Drawing and/or Sterling Drawing, as applicable, made to the Issuer pursuant to the Class A-1 VF Note Purchase Agreement.

"**Due Period**" means, with respect to any Payment Date, the period commencing on and including the day immediately following the eighth Business Day prior to the preceding Payment Date (or on the Closing Date, in the case of the Due Period relating to the first Payment Date) and ending on and including the eighth Business Day prior to such Payment Date (or, in the case of the Due Period applicable to the Payment Date which is the Redemption Date of any Note, ending on and including the Business Day preceding such Payment Date).

"**Eligible Collateral**" means collateral in the form of Eligible Investments.

"**Effective Date**" means the earlier of:

(a) the date designated for such purpose by the Collateral Manager by written notice to the Trustee, the Issuer and the Collateral Administrator pursuant to the Collateral Management Agreement, (including that the Effective Date Determination Requirements shall be satisfied on such designated date); and

(b) the day falling 365 days after the Closing Date.

"**Effective Date Determination Requirements**" means, as at the Effective Date and any date thereafter, each of the Portfolio Profile Tests, the Collateral Quality Tests and the Coverage Tests being satisfied on such date, and the Issuer having entered into binding commitments to acquire Collateral Debt Obligations the Aggregate Principal Balance of which equals or exceeds the Target Par Amount by such date (provided that, for the purposes of determining the Aggregate Principal Balance as provided above, any repayments or prepayments of any Collateral Debt Obligations

subsequent to the Closing Date shall be disregarded and the Principal Balance of a Collateral Debt Obligation which is a Defaulted Obligation will be the lower of its S&P Collateral Value and its Moody's Collateral Value).

"**Effective Date Rating Event**" means either (a)(i) the Initial Ratings of the Rated Notes are downgraded or withdrawn by the Rating Agencies or (ii) either of the Rating Agencies notifies the Issuer or the Collateral Manager on behalf of the Issuer that such Rating Agency intends to downgrade or withdraw its Initial Ratings of the Rated Notes, in each case, upon request for confirmation thereof to the Rating Agencies by the Collateral Manager, acting on behalf of the Issuer, following the Effective Date pursuant to the terms of the Collateral Management Agreement or (b) the Effective Date Rating Requirements are not satisfied on the Effective Date.

"**Effective Date Rating Requirements**" means, as at the Effective Date and any date thereafter, each of the Collateral Quality Tests being satisfied on such date, and the Issuer having acquired or entered into binding commitments to acquire Collateral Debt Obligations the Aggregate Principal Balance of which equals or exceeds the Target Par Amount by such date (provided that, for the purposes of determining the Aggregate Principal Balance as provided above, any repayments or prepayments of any Collateral Debt Obligations subsequent to the Closing Date shall be disregarded and the Principal Balance of a Collateral Debt Obligation which is a Defaulted Obligation will be the lower of its S&P Collateral Value and its Moody's Collateral Value).

"**Eligibility Criteria**" means the Eligibility Criteria specified in the Collateral Management Agreement which are required to be satisfied in respect of each Collateral Debt Obligation acquired by, or on behalf of, the Issuer at the time of entering into a binding commitment to acquire such obligation.

"**Eligible ICA Investor**" means a Person who is either a QP or a Knowledgeable Employee.

"**Eligible Investments**" means any investment denominated in the currency of the relevant account that is also the currency of a Non-Emerging Market Country, the acquisition (including the manner of acquisition), ownership, enforcement or disposition and the nature of which will not violate the Investment Restrictions set out in the Collateral Management Agreement, the nature of which do not violate the Investment Restrictions set out in the Collateral Management Agreement and in the event that it is an obligation of a company incorporated or established in, or a sovereign issuer of, the United States, or otherwise bearing interest that arises, for U.S. federal income tax purposes, from sources within the United States, is in registered form at the time it is acquired, and is one or more of the following obligations or securities, including, without limitation, any Eligible Investments for which the Custodian, the Trustee, the Collateral Administrator or the Collateral Manager or an Affiliate of any of them provides services:

(a) direct obligations of, and obligations the timely payment of principal of and interest under which is fully and expressly guaranteed by, a Non-Emerging Market Country or any agency or instrumentality of a Non-Emerging Market Country, the obligations of which are fully and expressly guaranteed by a Non-Emerging Market Country;

(b) demand and time deposits in, certificates of deposit of and bankers' acceptances issued by any depository institution (including the Account Bank) or trust company incorporated under the laws of a Non-Emerging Market Country with, in each case, a maturity of no more than 180 days and subject to supervision and examination by governmental banking authorities so long as the commercial paper and/or the debt obligations of such depository institution or trust company (or, in the case of the principal depository institution in a holding company system, the commercial paper or debt obligations of such holding company) at the time of such investment or contractual commitment providing for such investment have:

    (i) a long term senior unsecured debt credit rating of at least:

        (A) "AA" from S&P; and

(B) "Aa2" from Moody's,

in each case, for so long as there are Rated Notes which are Outstanding which are rated by such Rating Agency (together, the "**Eligible Investments Minimum Long Term Rating**"); or

(ii) a short term debt credit rating of:

(A) "A-1+" from S&P; and

(B) "P-1" from Moody's,

in each case, for so long as there are Rated Notes which are Outstanding which are rated by such Rating Agency (together, the "**Eligible Investments Minimum Short Term Rating**");

(c) subject to receipt of Rating Agency Confirmation related thereto, unleveraged repurchase obligations with respect to:

(i) any obligation described in paragraph (a) above; or

(ii) any other security issued or guaranteed by an agency or instrumentality of a Non-Emerging Market Country, in either case entered into with a depository institution or trust company (acting as principal) described in paragraph (b) above or entered into with a corporation (acting as principal) whose long term debt obligations are rated not less than the Eligible Investments Minimum Long Term Rating or whose short term debt obligations are rated not less than the Eligible Investments Minimum Short Term Rating at the time of such investment provided that, if such security has a maturity of longer than 91 days, the issuer thereof must also have, at the time of such investment, a long term credit rating of not less than the Eligible Investments Minimum Long Term Rating;

(d) securities bearing interest or sold at a discount to the face amount thereof issued by any corporation incorporated under the laws of a Non-Emerging Market Country that have a credit rating of not less than the Eligible Investments Minimum Long Term Rating at the time of such investment or contractual commitment providing for such investment;

(e) commercial paper or other short term obligations having, at the time of such investment, a credit rating of not less than the Eligible Investments Minimum Short Term Rating and that either are bearing interest or are sold at a discount to the face amount thereof and have a maturity of not more than 183 days from their date of issuance; provided, that if such security has a maturity of longer than 91 days, the issuer thereof must also have, at the time of such investment, a long term credit rating of not less than the Eligible Investments Minimum Long Term Rating;

(f) off shore funds investing in the money markets rated, at all times, "AAAm" or "AAAm G" by S&P and "Aaa" and "MR1+" by Moody's, provided that such fund issues shares, units or participations that may be lawfully acquired in Ireland; and

(g) any other investment similar to those described in paragraphs (a) to (f) (inclusive) above:

(i) in respect of which Rating Agency Confirmation has been received as to its inclusion in the Portfolio as an Eligible Investment; and

(ii) which has, in the case of an investment with a maturity of longer than 91 days, a long term credit rating not less than the Eligible Investments Minimum Long Term Rating or, in the case of an investment with a maturity of 91 days or less, a short term credit rating of not less than the Eligible Investments Minimum Short Term Rating,

and, in each case, such instrument or investment provides for payment of a pre-determined fixed amount of principal on maturity that is not subject to change and either (A) has a Stated Maturity (giving effect to any applicable grace period) no later than the second Business Day immediately preceding the next following Payment Date or (B) may (and in the case of Eligible Investments standing to the credit of the Liquidity Payment Accounts, the Synthetic Collateral Accounts, the Revolving Reserve Account, the Asset Swap Termination Receipts Account, the Downgrade VFN Commitment Holder Account the FX Derivative Termination Receipts Account and the Counterparty Downgrade Collateral Account and any Eligible Investments constituting Synthetic Collateral, must) be capable of being liquidated on demand at least at the purchase price without penalty.

Provided, however, that Eligible Investments shall not include any mortgage backed security, interest only security, security subject to withholding or similar taxes, security rated with an "r" or "t" subscript by S&P, security purchased at a price in excess of 100 per cent. of par, security whose repayment is subject to substantial non-credit related risk, subject to the completion of any necessary formalities, in each case, as determined by the Collateral Manager in its discretion.

"**EURIBOR**" means the rate determined in accordance with Condition 6(e) (*Interest on the Rated Notes*) as applicable to six month Euro deposits (or, in the case of the initial Accrual Period, as determined through the use of linear interpolation by reference to six month Euro deposits and nine month Euro deposits).

"**Euro**", "**Euros**" and "**€** " means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended from time to time.

"**Euroclear Pledge Account**" means the GSP account 518650 linked to account 18026 held in Euroclear in the name of the Custodian.

"**Euroclear Pledge Agreement**" means a Euroclear pledge agreement dated on or about the Closing Date between the Issuer and the Trustee.

"**Euro Collateral Debt Obligations**" means those Collateral Debt Obligations denominated in Euro and "**Euro Collateral Debt Obligation**" shall mean each of them.

"**Euro Drawings**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Euro Interest Account**" means the interest bearing account of the Issuer with the Account Bank into which Euro Interest Proceeds are to be paid.

"**Euro Interest Proceeds**" means all amounts (without duplication) paid or payable into the Euro Interest Account from time to time pursuant to the Collateral Management Agreement and, with respect to any Payment Date, "**Euro Interest Proceeds**" means amounts in Euro received or receivable by or on behalf of the Issuer during the related Due Period (including payments in the nature of interest received under any Interest Rate Hedge Transaction), together with (1) such amount, if any, scheduled to be paid to the Issuer by the Liquidity Facility Provider pursuant to the terms of Liquidity Facility Agreement and (2) any amounts to be disbursed out of the Euro Payment Account as Euro Interest Proceeds on such Payment Date in accordance with the Interest Proceeds Priority of Payments.

"**Euro Payment Account**" means the account of the Issuer with the Account Bank into which Euro amounts shall be transferred by the Account Bank on behalf of the Collateral Administrator on the second Business Day prior to each Payment Date out of (to the extent applicable) the other Accounts and out of which the amounts required to be paid on each Payment Date, each as provided pursuant to the Priorities of Payment, shall be paid.

"**Euro Principal Account**" means the interest bearing account of the Issuer with the Account Bank into which Euro Principal Proceeds are to be paid.

"**Euro Principal Proceeds**" means all amounts (without duplication) paid or payable into the Euro Principal Account from time to time pursuant to the Collateral Management Agreement and, with respect to any Payment Date, "**Euro Principal Proceeds**" means amounts in Euro received or receivable by or on behalf of the Issuer during the related Due Period and any other amounts to be disbursed out of the Euro Payment Account as Euro Principal Proceeds on such Payment Date in accordance with the Principal Proceeds Priority of Payments.

"**Euro Unscheduled Principal Proceeds**" means, with respect to any Collateral Debt Obligation:

(a) with respect to any Euro Collateral Debt Obligation (other than an Asset Swap Obligation), principal proceeds prior to the Stated Maturity thereof received as a result of optional redemptions, prepayments (including any acceleration) or Offers (excluding any premia or make whole amounts in excess of the principal amount of such Euro Collateral Debt Obligation);

(b) in the case of any Asset Swap Obligation, the Asset Swap Counterparty Principal Exchange Amount payable in such circumstances pursuant to the related Asset Swap Transaction, together with any related Asset Swap Counterparty Termination Payments but less any related Asset Swap Termination Payment (to the extent any are payable); and

(c) in the case of any Synthetic Security, Synthetic Collateral (or any amount received upon liquidation thereof) that ceases to be subject to the applicable Synthetic Counterparty's security interest on termination (but not expiration) of such Synthetic Security other than at the option of the Issuer.

"**Euro zone**" means the region comprised of Member States of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended.

"**Event of Default**" means each of the events defined as such in Condition 10(a) (*Events of Default*).

"**Exchange Date**" means the Definitive Registered Exchange Date.

"**Exchanged Equity Security**" is an equity security which is not a Collateral Enhancement Obligation and which is delivered to the Issuer upon acceptance of an Offer in respect of a Defaulted Obligation or received by the Issuer as a result of restructuring of the terms in effect as of the later of the Closing Date or date of issuance of the relevant Collateral Debt Obligation. For the avoidance of doubt, Exchanged Equity Securities shall only include obligations (a) the acquisition (including the manner of acquisition), ownership, enforcement or disposition of which will not cause the Issuer to be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes, (b) that are acquired, and held in a manner that does not violate the Investment Restrictions set out in the Collateral Management Agreement, (c) the nature of which do not violate the Investment Restrictions set out in the Collateral Management Agreement, and (d) in the case of an obligation of a company incorporated or established in, or a sovereign issuer of, the United States, or otherwise bearing interest that arises, for U.S. federal income tax purposes, from sources within the United States, are in registered form at the time they are acquired.

"**Extraordinary Resolution**" means an Extraordinary Resolution as described in Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*) and as further described in, and as defined in, the Trust Deed.

"**Final Incentive Collateral Management Fee**" means the incentive fee accruing to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.20 per cent. per annum (accruing from the Closing Date and calculated semi-annually on the basis of a 360-day year and the actual number of days elapsed in such Due Period) of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding such Payment Date.

"**Final Incentive Collateral Management Fee Balance**" means the aggregate of all Final Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Final Incentive Collateral Management Fee Balance and less any amounts previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and added to the Deferred Collateral Management Amount.

"**Final Incentive Collateral Management Fee Threshold**" means the threshold which will have been reached on the relevant Payment Date if the Class F Subordinated Notes Outstanding have received, or will on such Payment Date have received, an annualised semi-annually compounded rate (assuming for this purpose that all Class F Subordinated Notes were purchased on the Closing Date at a price equal to 100 per cent. of the principal amount thereof) of at least 12 per cent. on the Principal Amount Outstanding of the Class F Subordinated Notes as of the first day of the Due Period preceding such Payment Date (after giving effect to all payments in respect of the Class F Subordinated Notes to be made on such Payment Date).

"**Final Redemption**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Floating Rate Notes**" means the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes.

"**Form-Approved Asset Swap**" means an Asset Swap Transaction the documentation for and structure of which conforms (save for the amount and timing of periodic payments, the name and economics of the related Restricted Currency Collateral Debt Obligation, the notional amount, the effective date, the termination date and other consequential and immaterial changes) to a form-approved by the Rating Agencies from time to time.

"**Form-Approved Credit Short Obligation**" means a Credit Short Obligation the documentation for and structure of which conforms to a form previously approved in relation to the Issuer by the Rating Agencies, save for:

(a) the amount and timing of periodic payments, the name of the Reference Obligation, the notional amount, the effective date and/or the termination date;

(b) the identity of the protection seller under such Credit Short Obligation; and

(c) other inconsequential and immaterial changes which have been notified to the Rating Agencies in writing.

"**Form-Approved Offsetting Credit Default Swap**" means an Offsetting Credit Default Swap the documentation for and structure of which conforms to a form previously approved in relation to the Issuer by the Rating Agencies, save for:

(a) the amount and timing of periodic payments, the name of the Reference Obligation, the notional amount, the effective date and/or the termination date;

(b) the identity of the protection seller under such Offsetting Credit Default Swap; and

(c) other inconsequential and immaterial changes which have been notified to the Rating Agencies in writing.

"**Form-Approved Synthetic Security**" means a Synthetic Security the documentation for and structure of which conforms (save for the amount and timing of periodic payments, the name of the Reference Obligation and Reference Entity, the notional amount, the effective date, the termination date and other consequential and immaterial changes) to a form-approved by the Rating Agencies from time to time.

"**Funded Amount**" means, with respect to any Revolving Obligation (excluding a Synthetic Security) or Delayed Drawdown Collateral Debt Obligation at any time, the aggregate principal amount of

advances or other extensions of credit to the extent funded thereunder by the Issuer that are outstanding at such time.

"**Funding Period**" means (a) the duration of the Reinvestment Period, and/or (b) in respect of Synthetic Security, Revolving Obligations or Delayed Drawdown Collateral Debt Obligations (other than in respect of an amount equal to such unfunded commitments or liabilities that have been deposited in the Synthetic Collateral Accounts or Revolving Reserve Accounts), the Undrawn and Committed Amount Funding Period, and/or (c) in respect of any Currency Switch, the Currency Availability Period and/or (d) such other period as may be agreed between the Issuer and all the VFN Commitment Holders in writing from time to time provided that the Funding Period shall end upon any earlier termination or cancellation of the Class A-1 VF Note Purchase Agreement.

"**Funding Date**" shall have the meaning given to it in the Class A-1 VF Note Purchase Agreement.

"**FX Derivative Agreement**" means an Initial FX Derivative Agreement or a Subsequent FX Derivative Agreement.

"**FX Derivative Counterparty**" means an Initial FX Derivative Counterparty or a Subsequent FX Derivative Counterparty.

"**FX Derivative Counterparty Termination Payment**" means the amount payable by the FX Derivative Counterparty to the Issuer upon termination or modification of an FX Derivative Transaction.

"**FX Derivative Replacement Payment**" means any amount payable to a FX Derivative Counterparty by the Issuer upon entry into a Replacement FX Derivative Transaction which is replacing a FX Derivative Transaction which was terminated.

"**FX Derivative Replacement Receipt**" means any amount payable to the Issuer by a FX Derivative Counterparty upon entry into a Replacement FX Derivative Transaction which is replacing a FX Derivative Transaction which was terminated, less any amount paid by such FX Derivative Counterparty to the outgoing FX Derivative Counterparty being replaced pursuant to the terms of the FX Derivative Transaction being terminated and replaced by the Replacement FX Derivative Transaction.

"**FX Derivative Reserve Account**" means the Euro account of the Issuer held with the Account Bank into which amounts relating to any Sterling Options or US Dollar Options may from time to time be deposited and disbursed as specified herein.

"**FX Derivative Termination Payment**" means the amount payable to a FX Derivative Counterparty by the Issuer upon termination or modification of a FX Derivative Transaction.

"**FX Derivative Termination Receipts Account**" means the interest bearing account of the Issuer with the Account Bank into which all FX Derivative Counterparty Termination Payments and all proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(ix)) will be deposited.

"**FX Derivative Transaction**" means an Initial FX Derivative Transaction or a Subsequent FX Derivative Transaction.

"**Global Certificates**" means each of the Regulation S Global Certificates and the Rule 144A Global Certificates.

"**Hedge Agreement**" means any Asset Swap Agreement or Interest Rate Hedge Agreement.

"**Hedge Counterparty**" means any Asset Swap Counterparty or Interest Rate Hedge Counterparty.

"**Hedge Transaction**" means any Asset Swap Transaction or Interest Rate Hedge Transaction.

"**High Yield Bond**" means:

(a) a debt security which, on acquisition by the Issuer, is either rated below Investment Grade by at least one internationally recognised credit rating agency (provided that, if such debt security is, at any time following acquisition by the Issuer, no longer rated by at least one internationally recognised credit rating agency as below Investment Grade it will not, as a result of such change in rating, fall outside this definition) or which is a high yielding debt security, in each case as determined by the Collateral Manager, excluding any debt security which is secured directly on, or represents the ownership of, a pool of consumer receivables, auto loans, auto leases, equipment leases, home or commercial mortgages, corporate debt or sovereign debt obligations or similar assets, including, without limitation, collateralised bond obligations, collateralised loan obligations or any similar security, and for the avoidance of doubt will not include any Structured Finance Security; or

(b) a Synthetic Security, the reference obligation applicable to which is a high yield bond of the type described in paragraph (a) above.

"**Initial Drawdown**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Initial FX Derivative Agreement**" has the meaning given thereto in the definition of Initial FX Derivative Transaction.

"**Initial FX Derivative Counterparty**" means Goldman Sachs International, provided it has the regulatory capacity, as a matter of Irish law, to enter into derivative transactions with Irish residents and has the requisite rating requirements.

"**Initial FX Derivative Transaction**" means any derivative transaction entered into by the Issuer for the purposes of mitigating foreign exchange exposure under, *inter alia*, a 1992 ISDA Master Agreement (Multicurrency Cross Border Currency) or 2002 ISDA Master Agreement (or such other ISDA pro forma Master Agreement as may be published by ISDA from time to time) (together with the schedule and confirmation relating thereto, including any guarantee thereof and any credit support annex entered into pursuant to the terms thereof, and each as amended or supplemented from time to time, an "**Initial FX Derivative Agreement**") which is entered into between the Issuer and the Initial FX Derivative Counterparty on or about the Closing Date and which includes the US Dollar Options and Sterling Options.

"**Initial Investment Period**" means the period from, and including, the Closing Date to, but excluding, the Effective Date.

"**Initial Purchaser**" means Goldman Sachs International as initial purchaser of the Notes (other than the Class A-1 VF Notes, the Restricted Class F-2 Subordinated Notes and certain Class F-1 Subordinated Notes) pursuant to the Subscription and Placement Agreement.

"**Initial Rate of Exchange**" means the following exchange rate for exchanging, respectively, Sterling for Euro and Euro for Sterling: €1.4697 = £1, rounded to four decimal places and US Dollars for Euro and Euro for US Dollars: €0.7354 = $1, rounded to four decimal places.

"**Initial Ratings**" means in respect of any Class of Notes and any Rating Agency, the ratings assigned to such Class of Notes by such Rating Agency as at the Closing Date and "Initial Rating" means each such rating.

"**Interest Accounts**" means the Euro Interest Account, the Sterling Interest Account and the US Dollar Interest Account.

"**Interest Amount**" means, on each Payment Date, the amount of interest payable in respect of the principal amounts of the Notes of any Class indicated for any Accrual Period or VFN Interest Period (as applicable) being:

(a) in the case of the Class A-1 VF Notes, the amount of interest payable in respect of Drawings thereunder as calculated by the Collateral Administrator on the relevant Determination Date as, (i) the aggregate of the interest on the Drawn Amount during such VFN Interest Period; plus (ii) the amount of the Commitment Fee accrued during the relevant Accrual Period payable to the VFN Commitment Holders, as calculated in accordance with Condition 6(k) (*VFN Rates of Interest*);

(b) in the case of each of the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as the case may be, the amount calculated by the Collateral Administrator as soon as practicable after 11:00 am (Brussels time) on the relevant Interest Determination Date in accordance with Condition 6(e) (*Interest on the Rated Notes*) and payable pursuant to the Priorities of Payment excluding any Deferred Interest; and

(c) in the case of the Class F Subordinated Notes, the amount calculated as provided in Condition 6(f) (*Interest on the Class F Subordinated Notes*).

"**Interest Coverage Amount**" means, on any particular Measurement Date:

(a) the Balance standing to the credit of the Euro Interest Account (other than Liquidity Drawings), the Sterling Interest Account and the US Dollar Interest Account, such amounts converted into Euros at the Spot Rate (without double counting with items in paragraphs (b) and (c) below);

(b) plus the scheduled interest payments (and any commitment fees due but not yet received in respect of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations) due but not yet received (in each case regardless of whether the applicable due date has yet occurred) provided that accrued and unpaid interest in respect of any Unhedged Collateral Debt Obligations shall be multiplied by 85 per cent. (including for the avoidance of doubt interest on any Collateral Debt Obligation that is subject to an Offsetting Credit Default Swap) in the Due Period in which such Measurement Date occurs on the Collateral Debt Obligations (excluding Asset Swap Obligations) excluding:

   (i) accrued and unpaid interest on Defaulted Obligations;

   (ii) interest on any Collateral Debt Obligation to the extent that such Collateral Debt Obligation does not provide for the scheduled payment of interest in cash;

   (iii) any amounts, to the extent that such amounts if not paid, will not give rise to a default under the relevant Collateral Debt Obligation;

   (iv) any amounts expected to be withheld at source or otherwise deducted in respect of taxes;

   (v) interest on any Collateral Debt Obligation which has not paid cash interest on a current basis in respect of the lesser of (1) 12 months and (2) the two most recent interest periods;

   (vi) any scheduled interest payments as to which the Issuer or the Collateral Manager has actual knowledge that such payment will not be made; and

   (vii) any Purchased Accrued Interest; and

(c) minus (to the extent not already covered in (h) below) any Scheduled Periodic Offsetting Credit Default Swap Payments in the Due Period to the extent not already paid in the same

Due Period (regardless of whether the applicable Payment Date has yet occurred) on any Offsetting Credit Default Swap;

(d) minus (to the extent not already covered in (h) below) any Scheduled Periodic Credit Short Obligation Payment payable on or prior to the next Payment Date;

(e) plus any Scheduled Periodic Asset Swap Counterparty Payments payable to the Issuer under any Asset Swap Transaction on or prior to the following Payment Date;

(f) minus the amounts payable pursuant to paragraphs (A) through to (G) inclusive of the Interest Proceeds Priority of Payments on the following Payment Date;

(g) plus any amounts scheduled to be payable to the Issuer under any Interest Rate Hedge Transaction during the Due Period in which such Measurement Date falls; and

(h) plus Accrued Collateral Debt Obligation Interest to the extent not scheduled to be paid on any Collateral Debt Obligation during the Due Period in which such Measurement Date falls up to an aggregate amount equal to the Liquidity Limit applicable to the next following Payment Date but excluding any such Accrued Collateral Debt Obligation Interest to the extent that a drawing has already been made in respect thereof under the Liquidity Facility Agreement to the extent not repaid in full,

converted into Euros where applicable at the Applicable Exchange Rate.

For the purposes of calculating any Interest Coverage Amount, the expected or scheduled interest income on (i) Floating Rate Collateral Debt Obligations and Eligible Investments and the expected or scheduled interest payable on any Class of Floating Rate Notes and on any relevant Account shall be calculated using then current interest rates applicable thereto and (ii) Unhedged Collateral Debt Obligations (a) which have been held for more than 6 months since their settlement or (ii) which represent an excess over 5 per cent. of the Aggregate Collateral Balance, shall be zero.

"**Interest Coverage Ratio**" means the Class A Interest Coverage Ratio, the Class B Interest Coverage Ratio, the Class C Interest Coverage Ratio and the Class D Interest Coverage Ratio. For the purposes of calculating an Interest Coverage Ratio, the expected interest income on Collateral Debt Obligations, Eligible Investments and the Accounts (to the extent applicable) and the expected interest payable on the relevant Rated Notes will be calculated using the then current interest rates applicable thereto.

"**Interest Coverage Test**" means the Class A Interest Coverage Test, the Class B Interest Coverage Test, the Class C Interest Coverage Test and the Class D Interest Coverage Test.

"**Interest Determination Date**" shall have the meaning given thereto in Condition 6(e)(i) (*Floating Rate of Interest*).

"**Interest Proceeds**" means the Euro Interest Proceeds, the Sterling Interest Proceeds, the US Dollar Interest Proceeds and interest proceeds received in respect of Unhedged Collateral Debt Obligations.

"**Interest Proceeds Priority of Payments**" means the priority of payments set out in Condition 3(c)(i) (*Application of Interest Proceeds*).

"**Interest Rate Hedge Account**" means the interest bearing account of the Issuer with the Account Bank into which all Interest Rate Hedge Counterparty Termination Payments and Interest Rate Hedge Replacement Receipts will be deposited.

"**Interest Rate Hedge Agreement**" has the meaning given thereto in the definition of Interest Rate Hedge Transaction.

"**Interest Rate Hedge Counterparty**" means each financial institution with which the Issuer enters into an Interest Rate Hedge Transaction or any permitted assignee or successor thereto under the

terms of the related Interest Rate Hedge Transaction and in each case which satisfies the applicable Rating Requirement (taking into account any guarantor thereof), and provided always that such financial institution has the regulatory capacity to enter into derivatives transactions with Irish residents.

“**Interest Rate Hedge Counterparty Termination Payment**” means the amount payable by an Interest Rate Hedge Counterparty to the Issuer upon termination or modification of an Interest Rate Hedge Transaction.

“**Interest Rate Hedge Replacement Payment**” means any amount payable to an Interest Rate Hedge Counterparty by the Issuer upon entry into a Replacement Interest Rate Hedge Transaction which is replacing an Interest Rate Hedge Transaction which was terminated.

“**Interest Rate Hedge Replacement Receipt**” means any amount payable to the Issuer by an Interest Rate Hedge Counterparty upon entry into a Replacement Interest Rate Hedge Transaction which is replacing an Interest Rate Hedge Transaction which was terminated, less any amount paid by such Interest Rate Hedge Counterparty to the outgoing Interest Rate Hedge Counterparty being replaced pursuant to the terms of the Interest Rate Hedge Transaction being terminated and replaced by the Replacement Interest Rate Hedge Transaction.

“**Interest Rate Hedge Termination Payment**” means the amount payable to an Interest Rate Hedge Counterparty by the Issuer upon termination or modification of an Interest Rate Hedge Transaction.

“**Interest Rate Hedge Transaction**” means each interest rate protection transaction, which may be an interest rate swap transaction or an interest rate cap or an interest rate floor transaction, entered into under a 1992 or 2002 (as applicable) ISDA Master Agreement (Multicurrency Cross Border) (or such other ISDA pro forma Master Agreement as may be published by ISDA from time to time) (together with the schedule relating thereto, the applicable confirmation including any guarantee thereof and any credit support annex entered into pursuant to the terms thereof, and each as amended or supplemented from time to time, an “**Interest Rate Hedge Agreement**”), which is entered into between the Issuer and an Interest Rate Hedge Counterparty.

“**Interim Ramp Up Test Date**” means the date which is six calendar months after the Closing Date.

“**Interim Ramp Up Tests**” means the Interim Ramp Up Amount Test, Interim Moody’s Maximum Rating Factor Test, the Interim Moody’s Diversity Test and the Interim Weighted Average Spread Test.

“**Investment Company Act**” means the United States Investment Company Act of 1940, as amended.

“**Investment Grade**” means a rating of at least BBB- by S&P or a rating of at least Baa3 by Moody’s.

“**Investment Restrictions**” has the meaning ascribed thereto in Clause 6.2 of the Collateral Management Agreement.

“**Issuer Irish Account**” means the account in the name of the Issuer with the Bank of Ireland, IFSC Branch.

“**Knowledgeable Employee**” means a “knowledgeable employee” with respect to the Issuer within the meaning of Rule 3c-5 under the Investment Company Act.

“**Liquidity Drawing**” means a loan made or to be made under the Liquidity Facility or deemed to be made under the Liquidity Facility Agreement.

“**Liquidity Facility**” means the liquidity facility granted by the Liquidity Facility Provider to the Issuer pursuant to the Liquidity Facility Agreement.

"**Liquidity Facility Provider**" means Lloyds TSB Bank plc in its capacity as the liquidity facility provider under the Liquidity Facility Agreement or such other person who may from time to time act as the liquidity facility provider.

"**Liquidity Limit**" means the maximum amount allowed to be drawn by the Issuer on a Payment Date pursuant to the terms of the Liquidity Facility Agreement.

"**Liquidity Payment**" means all amounts due and payable by the Issuer to the Liquidity Facility Provider under the Liquidity Facility Agreement.

"**Liquidity Payment Accounts**" means the interest bearing accounts described as such in the name of the Issuer with the Account Bank.

"**Make Whole Tax Event Fee**" means the fee payable to the Collateral Manager on the occurrence of a CM UK Tax Event which is equal to 0.60 per cent. multiplied by the Aggregate Collateral Balance (together with any payment of value added tax payable in respect thereof whether payable to the Collateral Manager or directly to the relevant taxing authority) as at the CM UK Tax Termination Date.

"**Market Value**" means, on any date of determination:

(a) the bid price determined by an independent pricing service; or

(b) if such service is not available, the means of the bid prices determined by three independent broker dealers active in the trading of one or more Collateral Debt Obligations or, if three such broker dealer prices are not available, the lower of the bid prices determined by two such broker dealers or if two such broker dealer prices are not available, the bid price determined by one such broker dealer; or

(c) (i) in relation to S&P, if the determinations of such broker dealers or broker dealer are not available, then the Market Value shall be the S&P Class A Recovery Rate multiplied by 1.25 unless the Collateral Manager reasonably believes the security should be carried at a lower amount and (ii) in relation to Moody's (and except for Discounted Obligations), if the determination of such broker dealers are not available, then the fair market value thereof determined by the Collateral Manager on a best efforts basis in a manner consistent with reasonable and customary market practice,

in each case, as notified by the Collateral Manager to the Collateral Administrator on the date of determination thereof, and in the case of any Non-Euro Obligations, converted into Euros at the relevant Asset Swap Transaction Exchange Rate set out in the relevant Asset Swap Transaction or, if none, at the Applicable Exchange Rate.

"**Maturity Date**" means the Payment Date falling on 3 May 2023.

"**Measurement Date**" means:

(a) the Effective Date;

(b) for the purposes of determining satisfaction of the Reinvestment Criteria after the Effective Date, firstly, immediately prior to receipt of any Principal Proceeds which are to be reinvested without taking into account and, secondly, taking into account, the proposed sale and reinvestment of the Sale Proceeds thereof in Substitute Collateral Debt Obligations;

(c) the date of acquisition of any additional Collateral Debt Obligation following the Effective Date;

(d) each Determination Date;

(e) the date as at which any Report is prepared; and

(f) with reasonable (and not less than two Business Days') notice, any Business Day requested by any Rating Agency.

"**Member State**" means a member state of the European Union.

"**Mezzanine Obligation**" means:

(a) a second secured mezzanine loan obligation, second lien loan or other comparable debt obligation, including any such loan obligation with attached warrants and any such obligation which is evidenced by an issue of notes (other than notes which are High Yield Bonds), as determined by the Collateral Manager in its reasonable business judgment, or a Participation therein; or

(b) a Synthetic Security, the Reference Obligation applicable to which is an obligation of the type described in (a) above.

"**Minimum Denomination**" means:

(a) in the case of the Regulation S Notes (other than the Restricted Class F-2 Subordinated Notes), €100,000;

(b) in the case of the Restricted Class F-2 Subordinated Notes, €50,000; and

(c) in the case of the Rule 144A Notes, €250,000.

"**Minimum Drawing Amount**" means €1,000,000 or $1,000,000 or £1,000,000, as applicable, in the case of any Drawing on the Class A-1 VF Notes by the Issuer or the Collateral Manager acting on behalf of the Issuer pursuant to the Class A-1 VF Note Purchase Agreement.

"**Monthly Report**" means any monthly report defined as such in the Collateral Management Agreement which is prepared by the Collateral Administrator (in consultation with the Collateral Manager) on behalf of the Issuer on such dates as are set out in the Collateral Management Agreement, is deliverable to the Issuer, the Initial Purchaser, the Trustee, the Collateral Manager and the Rating Agencies and, upon request therefor in accordance with Condition 4(f) (*Information Regarding the Collateral*), to any Noteholder or any swap counterparty of the Class A-1 VF Noteholder and which shall include information regarding the status of certain of the Collateral pursuant to the Collateral Management Agreement.

"**Moody's**" means Moody's Investors Service, Inc. and any successor or successors thereto.

"**Moody's Caa Obligation**" means each Collateral Debt Obligation (other than a Defaulted Obligation) which has a Moody's Rating of Caa1 or less.

"**Moody's Collateral Value**" means, in the case of any applicable Collateral Debt Obligation, the lower of:

(a) its prevailing Market Value; and

(b) the relevant Moody's Recovery Rate multiplied by its outstanding principal amount (where applicable, converted into Euro at the Applicable Exchange Rate),

provided that if the Market Value cannot be determined for any reason, the Market Value shall be deemed to be for this purpose the relevant Moody's Recovery Rate multiplied by its outstanding principal amount (where applicable, converted into Euro at the Applicable Exchange Rate).

"**Moody's Recovery Rate**" means, in respect of each Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by Moody's, in respect of, but not limited to, Synthetic Securities and Structured Finance Securities.

"**Multi-Currency Provisions**" shall have the meaning given thereto in Condition 3(c)(iv) (*Multi-Currency Provisions*).

"**Non-Call Period**" means the period from and including the Closing Date up to, but excluding, the Payment Date falling in May 2010 or if such day is not a Business Day, the immediately following Business Day.

"**Non-Consenting Note Refinancing**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Non-Consenting Note Refinancing Date**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Non-Consenting Noteholder**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Non-Consenting Notes**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Non-Consenting Notes Payment Amount**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Non-Emerging Market Country**" means the United Kingdom (including the Channel Islands), Ireland, France, Greece, Spain, Portugal, Italy, The Netherlands, Luxembourg, Belgium, Germany, Austria, Liechtenstein, Norway, Sweden, Denmark, Finland, Switzerland, Cayman Islands, Canada, the United States of America, Australia, New Zealand, Japan, any country which is or becomes a member of the European Union after the Closing Date and which has a long term sovereign debt rating from Moody's of at least "Aa2" and, any country, the foreign currency issuer credit rating of which is rated, at the time of acquisition of the relevant Collateral Debt Obligation, at least "AA-" by S&P and/or any other country in respect of which a Rating Agency Confirmation is received.

"**Non-Euro Obligation**" means any Collateral Debt Obligation purchased by or on behalf of the Issuer which is not denominated in Euro (or in one of the predecessor currencies of those Member States which have adopted the Euro as their currency) but is denominated in U.S. Dollars, Canadian Dollars, Sterling, Swedish Kroner, Norwegian Kroner, Danish Kroner, Swiss Francs, Australian Dollars, New Zealand Dollars, Japanese Yen and that satisfies each of the Eligibility Criteria.

"**Noteholders**" means in the case of a Global Certificate, a Restricted Class F-2 Subordinated Note or a Definitive Certificate, the person in whose name such Note is registered.

"**Note Payment Sequence**" means the application of Interest Proceeds in accordance with the Interest Proceeds Priority of Payments or the application of Principal Proceeds in accordance with the Principal Proceeds Priority of Payments, as applicable, in the following order:

(a) to the payment of accrued and unpaid Interest Amounts on the Class A Notes in accordance with the Multi-Currency Provisions or the Pari Passu Provisions, as applicable, until such amounts have been paid in full;

(b) to the redemption of the Class A Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class A Notes have been fully redeemed in accordance with the Class A Note Redemption Method;

(c) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class B Notes until such amounts have been paid in full;

(d) to the redemption of the Class B Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class B Notes have been fully redeemed;

(e) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class B Notes until such amounts have been paid in full;

(f) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class C Notes until such amounts have been paid in full;

(g) to the redemption of the Class C Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class C Notes have been fully redeemed;

(h) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class C Notes until such amounts have been paid in full;

(i) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class D Notes until such amounts have been paid in full;

(j) to the redemption of the Class D Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class D Notes have been fully redeemed;

(k) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class D Notes until such amounts have been paid in full;

(l) to the payment (on a *pro rata* basis) of accrued and unpaid Interest Amounts on the Class E Notes until such amounts have been paid in full;

(m) to the redemption of the Class E Notes (on a *pro rata* basis) at the applicable Redemption Price in whole or in part until the Class E Notes have been fully redeemed; and

(n) to the payment (on a *pro rata* basis) of any Deferred Interest on the Class E Notes until such amounts have been paid in full,

provided that, for the purposes of any redemption of the Notes in accordance with the Note Payment Sequence following any breach of Coverage Tests, the Note Payment Sequence shall terminate immediately after the paragraph above that refers to the redemption of the Class of Notes to which such Coverage Test relates.

"**Note Purchase Agreement**" means each of the note purchase agreements to be dated on or about the date hereof, to be entered into between the Issuer and the purchasers of the Restricted Class F-2 Subordinated Notes.

"**Note Tax Event**" means, at any time, the introduction of a new, or any change in, any home jurisdiction or foreign tax statute, treaty, regulation, rule, ruling, practice, procedure or judicial decision or interpretation (whether proposed, temporary or final) which results in (or would on the next Payment Date result in) any payment of principal or interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and/or the Class F Subordinated Notes (other than a payment in respect of Deferred Interest) becoming properly subject to any withholding tax.

"**Notes**" means the notes in the form of the Global Certificates, Restricted Class F-2 Subordinated Note or Definitive Certificates comprising, where the context permits, the Class A-1 VF Notes, the Class A-2 Notes, any Class A-2 Refinancing Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes, constituted by the Trust Deed or the Principal Amount Outstanding thereof for the time being or, as the context may require, a specific number thereof and includes any replacements for Notes issued pursuant to Condition 13 (*Replacement of Notes*) of the Notes. References in these Conditions of the Notes to the "Notes" (unless the context requires otherwise) include any other notes issued pursuant to Condition 17 (*Additional Issuances*) and forming a single series with the Notes.

"**Obligor**" means, in respect of a Collateral Debt Obligation, the borrower thereunder or issuer thereof or, in either case, the guarantor thereof (as determined by the Collateral Manager on behalf of the Issuer) including, where the context requires the Reference Entity under any Synthetic Security.

"**Offer**" means, with respect to any Collateral Debt Obligation, (a) any offer by the Obligor under such obligation or by any other Person made to all of the creditors of such Obligor in relation to such obligation to purchase or otherwise acquire such obligation (other than pursuant to any redemption in accordance with the terms of the related Underlying Instruments) or to convert or exchange such obligation into or for cash, securities or any other type of consideration or (b) any solicitation by the Obligor of such obligation or any other Person to amend, modify or waive any provision of such obligation or any related Underlying Instrument.

"**Offsetting Credit Default Swap**" means an unfunded credit default swap entered into between the Issuer (as protection buyer) and an Offsetting Credit Default Swap Counterparty (as protection seller), the Reference Obligation(s) of which is a Collateral Debt Obligation owned by the Issuer, the effect of which hedges the Issuer's credit exposure under such Collateral Debt Obligation.

"**Offsetting Credit Default Swap Counterparty**" means, pursuant to the terms of an Offsetting Credit Default Swap, any entity or person which:

(a) is required to make payments as protection seller directly to the Issuer, or any guarantor of such entity; and

(b) satisfies the Rating Requirement.

"**Offsetting Credit Default Swap Obligation**" is a Collateral Debt Obligation that has a corresponding Offsetting Credit Default Swap associated with it.

"**Offsetting Credit Default Swap Replacement Payment**" means any amount payable by the Issuer to an Offsetting Credit Default Swap Counterparty upon entry into a Replacement Offsetting Credit Default Swap.

"**Offsetting Credit Default Swap Replacement Receipt**" means any amount payable by an Offsetting Credit Default Swap Counterparty to the Issuer upon entry into a Replacement Offsetting Credit Default Swap.

"**Offsetting Credit Default Swap Termination Payment**" means any amount payable to the Offsetting Credit Default Swap Counterparty by the Issuer upon termination or modification of any Offsetting Credit Default Swap in whole or in part excluding any Defaulted Offsetting Credit Default Swap Termination Payment or amounts which are netted off against sale proceeds received in accordance with the definition of "Sale Proceeds".

"**Offsetting Credit Default Swap Termination Receipt**" means any amount payable to the Issuer by the Offsetting Credit Default Swap Counterparty upon termination or modification of an Offsetting Credit Default Swap in whole or in part excluding any Cash Settlement Amount and Physical Settlement Amount.

"**Ordinary Resolution**" means an Ordinary Resolution as described in Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*) and as further described in, and as defined in, the Trust Deed.

"**Outstanding**" means:

(1) in relation to the Notes, all the Notes which have been issued pursuant to the provisions of the Trust Deed other than:

  (a) those which have been redeemed in accordance with the Trust Deed and the Conditions;

(b) those in respect of which the Redemption Date in accordance with the Conditions has occurred and the full Redemption Price in respect whereof has been duly paid to the Noteholders, the Trustee or the Paying Agents in the manner provided in the Agency Agreement and, where appropriate, notice to that effect has been given to the relevant Noteholders in accordance with the Conditions and such moneys either have been paid to the Noteholders or remain available for payment against presentation of the relevant Notes;

(c) those which have become void under the Conditions;

(d) any Global Certificate to the extent that it shall have been exchanged for Definitive Certificates and in the case of any Note, to the extent of the extinguishment of the amount thereof by payment in respect thereof; and

(e) those mutilated or defaced Notes for which replacement Notes have been issued pursuant to the Conditions;

provided that for each of the following purposes:

(i) the right to attend and vote at any meeting of Noteholders;

(ii) the determination of how many and which Notes are Outstanding for the purposes of Clause 13 (*Enforcement of Security*) of the Trust Deed and the Conditions;

(iii) any discretion, power or authority (whether contained in the Trust Deed or vested by operation of law) which the Trustee is required expressly or impliedly to exercise in or by reference to the interests of the Noteholders or any one of them; and

(iv) the determination by the Trustee whether any event or potential event is or would be materially prejudicial to the interests of the Noteholders or any of them,

those Notes (if any) which are for the time being beneficially held by or on behalf of the Issuer will be deemed not to be Outstanding and if any of the purposes specified in (i) to (iv) above relates to a decision concerning the removal of the Collateral Manager, any Notes that are held by or on behalf of the Collateral Manager and/or its Affiliates and/or any partners, managing members, advisors, directors, officers or employees of the Collateral Manager or its Affiliates such Notes will have no voting rights and will be deemed not to be Outstanding in connection with any such vote provided that the Collateral Manager shall be entitled to attend and speak at meetings at which its removal is scheduled to be voted upon on the condition that it shall not be present during any vote relating to its removal; provided, further, that any Notes held by the Collateral Manager and/or its Affiliates will have voting rights (including in respect of written directions and consents) with respect to all other matters as to which Noteholders are entitled to vote, including, without limitation, any vote in connection with the appointment of a Successor Collateral Manager which is not Affiliated with the Collateral Manager in accordance with the Collateral Management Agreement. Solely for purposes of determining whether any Notes are held by or on behalf of Affiliates of the Collateral Manager in connection with any vote relating to the removal of the Collateral Manager or to the appointment of a Successor Collateral Manager, "Affiliates", as regards any funds, shall be deemed to include only funds for which the Collateral Manager is the sole provider of collateral or investment management services. The Trustee shall be entitled to assume that there are no such holdings except to the extent that it is otherwise expressly aware and shall not be bound or concerned to make such enquiry. The Trustee may rely on a certificate of the Issuer or the Collateral Manager (as the case may be) as to such holdings; and

(2) in relation to the Class A-1 VF Notes (i) the Total VFN Outstandings and Undrawn and Committed Amount, (ii) only in respect of calculating voting rights of the Controlling Class, at any time (except as provided below), such Total VFN Outstandings (provided that for the purposes of the definition of Outstanding in relation to the Class A Notes, in certain circumstances the Total VFN Outstandings will be determined at the Spot Rate) and the Total Undrawn Amount (except in relation to any vote pursuant to Condition 10(b) (*Acceleration*) in which case references shall be to the Undrawn and Committed Amount only) which has not been fully repaid or cancelled, as applicable, at such time, and (iii) in relation to Condition 6(c)(i) (*Deferred Interest*) the Total VFN Commitments.

"**Pari Passu Provisions**" shall have the meaning given thereto in Condition 3(c)(v) (*Pari Passu Provisions*).

"**Participation**" means an interest in a Mezzanine Obligation or a Senior Loan acquired indirectly by the Issuer by way of sub-participation from a Selling Institution.

"**Participation Agreement**" means an agreement between the Issuer and a Selling Institution in relation to the purchase by the Issuer of a Participation.

"**Par Value Ratio**" means the Class A Par Value Ratio, the Class B Par Value Ratio, the Class C Par Value Ratio, the Class D Par Value Ratio or the Class E Par Value Ratio (as applicable).

"**Par Value Test**" means the Class A Par Value Test, the Class B Par Value Test, the Class C Par Value Test, the Class D Par Value Test or the Class E Par Value Test (as applicable).

"**Par Value Test Excess Adjustment Amount**" means, on any date of determination, the sum of:

(a) the amount equal to the product of:

(i) the excess, if any, of (A) the Aggregate Principal Balance of all CCC Obligations as of such date over (B) 7.50 per cent. of the Aggregate Collateral Balance; and

(ii) one minus the weighted average of the CCC Market Values (as a percentage of the principal amount of the CCC Obligation(s), and as determined by the Collateral Administrator) of the CCC Obligations; and

(b) the amount equal to the product of:

(i) the Aggregate Principal Balance of all Discount Obligations as of such date; and

(ii) one minus the weighted average of the purchase prices (as a percentage of the principal amount of the relevant Discount Obligation, expressed as a decimal amount, as determined by the Collateral Administrator) paid by, or on behalf of, the Issuer (excluding accrued interest thereon) of all Discount Obligations,

provided that, in the event that any Collateral Debt Obligation is a Discount Obligation and falls within the CCC Obligations, such Collateral Debt Obligation shall be included in whichever of paragraphs (a) and (b) above would result in the higher Par Value Test Excess Adjustment Amount.

"**Paying Agents**" means the Principal Paying Agent and the Irish Paying Agent.

"**Payment Accounts**" means the Sterling Payment Account, the Euro Payment Account and the US Dollar Payment Account.

"**Payment Date**" means 29 May and 29 November in each year, commencing 29 November 2007, the Maturity Date and any Redemption Date provided that if any Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day that is a Business Day (unless it would thereby fall in the following month, in which case it shall be brought forward to the immediately preceding Business Day).

“**Payment Date Report**” means the accounting report defined as such in the Collateral Management Agreement which is prepared by the Collateral Administrator (in consultation with the Collateral Manager) on behalf of the Issuer and deliverable to the Issuer, the Trustee, the Collateral Manager, the Initial Purchaser, to any Noteholder or swap counterparty of a Class A-1 VF Noteholder (upon written request therefor in accordance with Condition 4(f) (*Information Regarding the Collateral*)) and each Rating Agency not later than the second Business Day preceding the related Payment Date.

“**Person**” means an individual, corporation (including a business trust), partnership, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated association or government or any agency or political subdivision thereof.

“**Physical Settlement Amount**” means, in respect of any Offsetting Credit Default Swap or Credit Short Obligation (as the case may be) the terms of which specify that “physical settlement” applies, the amount payable by the Offsetting Credit Default Swap Counterparty or Credit Short Obligation Counterparty (as the case may be) (in each case as credit protection seller) to the Issuer (as credit protection buyer) thereunder against delivery of Deliverable Obligations in the amount and with characteristics required pursuant to the terms of such Offsetting Credit Default Swap or Credit Short Obligation (as the case may be).

“**PIK Security**” means any debt security (other than any Mezzanine Obligation which by its terms provides for the deferral of interest) which, by its terms, may pay interest thereon other than on a current basis.

“**Portfolio**” means the Collateral Debt Obligations, Collateral Enhancement Obligations or Exchanged Equity Securities and Eligible Investments held by or on behalf of the Issuer from time to time.

“**Portfolio Currency Hedging Procedures**” means the procedures set out in Schedule 9 (*Portfolio Currency Hedging Procedures*) of the Collateral Management Agreement.

“**Portfolio Profile Tests**” means the Portfolio Profile Tests each as defined in the Collateral Management Agreement.

“**Prefunded Commitment**” shall have the meaning ascribed to it in the Liquidity Facility Agreement.

“**Prefunded Commitment Account**” shall have the meaning ascribed to it in the Liquidity Facility Agreement.

“**Presentation Date**” means a day which (subject to Condition 12 (*Prescription*)):

(a) is a Business Day;

(b) is or falls after the relevant due date or, if the due date is not or was not a Business Day in the place of presentation, is or falls after the next following Business Day which is a Business Day in the place of presentation; and

(c) is a Business Day in which the account specified by the payee is open.

“**Pricing Amendment**” has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders’ Notes in Connection with Pricing Amendment*).

“**Principal Accounts**” means the Euro Principal Account, the Sterling Principal Account and the US Dollar Principal Account.

“**Principal Amount Outstanding**” means in relation to any Class of Notes and at any time, the aggregate principal amount outstanding under such Class of Notes at that time, which in the case of:

(a) the Class A-1 VF Notes and in relation to the calculation of the Class A Par Value Ratio, Class B Par Value Ratio, Class C Par Value Ratio, Class D Par Value Ratio, Class E Par

Value Ratio and the Reinvestment Diversion Ratio, shall include the Undrawn and Committed Amount; and

(b) the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes shall, for the avoidance of doubt, include that element of the principal amount outstanding which represents Deferred Interest which has been capitalised pursuant to Condition 6(c)(i) (*Deferred Interest*).

"**Principal Balance**" means, with respect to any Collateral Debt Obligation, Eligible Investment or Exchanged Equity Security, as of any date of determination, the outstanding principal amount thereof (excluding any interest capitalised pursuant to the terms of such instrument other than Purchased Accrued Interest), provided however that:

(a) the Principal Balance of a Collateral Debt Obligation received upon acceptance of an offer to exchange a Collateral Debt Obligation for such Collateral Debt Obligation where such offer expressly states that failure to accept such offer may result in a default under any applicable Underlying Instrument shall be deemed to be the lesser of:

(i) a percentage of the outstanding principal amount equal to the S&P Class A Recovery Rate for such Collateral Debt Obligation based upon its S&P Priority Category, until such time as Interest Proceeds or Principal Proceeds, as applicable, are first received when due with respect to such Collateral Debt Obligation;

(ii) a percentage of the outstanding principal amount equal to the Moody's Recovery Rate for such Collateral Debt Obligation, until such time as Interest Proceeds or Principal Proceeds as applicable, are first received when due with respect to such Collateral Debt Obligation; and

(iii) a percentage of the outstanding principal amount thereof equal to the Market Value thereof, until such time as any payment is received by or on behalf of the Issuer in respect of such Collateral Debt Obligation (provided that this sub-paragraph (iii) shall not apply if the Market Value cannot be determined for any reason),

in each case, converted where applicable, at the Applicable Exchange Rate;

(b) the Principal Balance of any Sterling Collateral Debt Obligation or US Dollar Collateral Debt Obligation shall be the principal amount outstanding thereof converted to Euro at the Applicable Exchange Rate;

(c) the Principal Balance of a Synthetic Security shall be the notional amount (where applicable, converted into Euro at the Applicable Exchange Rate) specified as such in the Synthetic Security as reduced from time to time as a result of certain "credit events" occurring in respect of the Reference Obligations specified therein;

(d) the Principal Balance of any Revolving Obligation and Delayed Drawdown Collateral Debt Obligation as of any date of determination, shall be the outstanding principal amount of such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, plus any undrawn commitments (where applicable, converted into Euro at the Applicable Exchange Rate) that have not been irrevocably reduced with respect to such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation;

(e) the Principal Balance of each Exchanged Equity Security shall be deemed to be zero;

(f) the Principal Balance of any cash shall be the amount of such cash (where applicable, converted into Euro at the Spot Rate);

(g) the Principal Balance of any Asset Swap Obligation shall be the Euro notional amount of the Asset Swap Transaction entered into in respect thereof;

(h) the Principal Balance of any Unhedged Collateral Debt Obligations shall be the outstanding principal amount of such Unhedged Collateral Debt Obligations where applicable, converted into Euro at the Applicable Exchange Rate;

(i) the Principal Balance of any Credit Short Obligation shall be zero (except when used in the context of the calculation of paragraph (u) of the Portfolio Profile Tests when it shall be the notional amount (where applicable, converted into Euro at the Applicable Exchange Rate) specified as such in the Credit Short Obligation); and

(j) for all purposes, notwithstanding paragraphs (b) and (c) above, the Principal Balance of any Collateral Debt Obligation that is the subject of an Offsetting Credit Default Swap shall be the outstanding principal amount thereof (where applicable, converted into Euro at the Applicable Exchange Rate) less the notional amount of the Offsetting Credit Default Swap (save for the purpose of calculation of the Aggregate Collateral Balance and when used in the context of the calculation of the Average Aggregate Collateral Balance for the purpose of the Collateral Management Fee calculations, when it shall be the outstanding principal amount thereof without taking into account any Offsetting Credit Default Swap) (in each case, converted into Euro at the Applicable Exchange Rate).

"**Principal Proceeds**" means the Euro Principal Proceeds, the Sterling Principal Proceeds and the US Dollar Principal Proceeds.

"**Principal Proceeds Priority of Payments**" means the priorities of payments in respect of Principal Proceeds set out in Condition 3(c)(ii) (*Application of Principal Proceeds*).

"**Priorities of Payment**" means, both prior to and following the enforcement of security over the Collateral, in the case of Interest Proceeds, the Interest Proceeds Priority of Payments and, in the case of Principal Proceeds, the Principal Proceeds Priority of Payments, and in the case of Collateral Enhancement Obligation Proceeds, the Collateral Enhancement Obligation Proceeds Priority of Payments.

"**Purchased Accrued Interest**" means, with respect to any Due Period, all payments of interest and proceeds of sale received during such Due Period in relation to any Collateral Debt Obligation, in each case, to the extent that such amounts represent accrued interest in respect of such Collateral Debt Obligation (including, in respect of a Mezzanine Obligation, any accrued interest which, as at the time of purchase, had been capitalised and added to the principal amount of such Mezzanine Obligation in accordance with its terms), which was purchased at the time of acquisition thereof with Principal Proceeds and/or principal amounts paid out of the Unused Proceeds Principal Account, for the avoidance of doubt, excluding any such accrued interest that is paid for out of the subscription proceeds of the Notes on the Closing Date, details of which are notified to the Issuer, the Initial Purchaser and the Collateral Administrator by the Collateral Manager on or prior to the Closing Date.

"**QIB**" means a Person who is a qualified institutional buyer as defined in Rule 144A.

"**QIB/QP**" means a Person who is both a QIB and a QP.

"**Qualified Purchaser**" or "**QP**" means (i) a "qualified purchaser" within the meaning of Section 3(c)(7) of the Investment Company Act or (ii) a company beneficially owned exclusively by one or more Qualified Purchasers and/or Knowledgeable Employees with respect to the Issuer within the meaning of Rule 3c-5 under the Investment Company Act.

"**Rated Notes**" means so long as any of the notes of the relevant Class remains Outstanding, the Class A-1 VF Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.

"**Rating Agencies**" means Moody's and S&P, provided that if at any time Moody's and/or S&P ceases to provide rating services, any other nationally recognised investment rating agency or rating agencies (as applicable) selected by the Issuer and satisfactory to the Trustee (a "**Replacement**

Rating Agency") and "Rating Agency" means any such rating agency. In the event that at any time a Rating Agency is replaced by a Replacement Rating Agency, references to rating categories of the original Rating Agency in these Conditions, the Trust Deed and the Collateral Management Agreement shall be deemed instead to be references to the equivalent categories of the relevant Replacement Rating Agency as of the most recent date on which such other rating agency published ratings for the type of security in respect of which such Replacement Rating Agency is used and all references herein to "Rating Agencies" shall be construed accordingly.

"**Rating Agency Confirmation**" means, with respect to any specified action or determination, receipt by the Issuer and the Trustee of written confirmation by each Rating Agency which has assigned ratings to the Rated Notes that are Outstanding (or, if applicable, the Rating Agency specified) that such specified action, determination or appointment will not result in the reduction or withdrawal of any of the ratings currently assigned to the Rated Notes by such Rating Agency.

"**Rating Confirmation Plan**" means a plan provided by the Collateral Manager (acting on behalf of the Issuer) to the Rating Agencies setting forth the timing and manner of acquisition of additional Collateral Debt Obligations and/or any other intended action which will cause confirmation of the Initial Ratings, as further described and as defined in the Collateral Management Agreement.

"**Rating Requirement**" means:

(a) in the case of the Account Bank, the Custodian and the Principal Paying Agent a short term senior unsecured debt rating of "A-1+" by S&P and "P-1" by Moody's and a long term senior unsecured debt rating by Moody's of at least "A1"; or

(b) in the case of any Asset Swap Counterparty, (A) if such party has both a long term senior unsecured rating and a short term senior unsecured rating by Moody's, a short term debt rating of "P-1" from Moody's and a long term debt rating of "A1" from Moody's and (B) a short term senior unsecured rating by S&P of "A-1+"; or

(i) in the case of any Interest Rate Hedge Counterparty, (A) if such party has both a long term senior unsecured rating and a short term senior unsecured rating by Moody's, a short term debt rating of "P-1" from Moody's and a long term debt rating of "A1" from Moody's and (B) a short term senior unsecured rating by S&P of "A-1"; or

(ii) in the case of any Synthetic Counterparty or Selling Institution, a long term debt rating of not lower than "A2" from Moody's and a long term debt rating of not lower than "A" from S&P; or

(iii) in the case of any Offsetting Credit Default Swap Counterparty, a short-term issuer credit rating of at least "A-1+" by S&P and a short-term rating of "P-1" and a long-term senior unsecured rating of at least "A2" by Moody's; or

(iv) in the case of any Credit Short Obligation Counterparty, a long-term issuer credit rating of at least "A-1" by S&P and a short-term rating of "P-1" and a long-term senior unsecured rating of at least "A2" by Moody's; or

(c) in the case of the Liquidity Facility Provider, a short term senior unsecured debt rating of at least "P-1" by Moody's and "A-1" by S&P and a long term senior unsecured debt rating of at least "A1" by Moody's; or

(d) in the case of each Class A-1 VF Noteholder and VFN Commitment Holder, (A) if such Class A-1 VF Noteholder and/or VFN Commitment Holder is a financial institution and has (i) both a long-term senior unsecured rating and a short-term senior unsecured rating by Moody's, a short-term debt rating of "P-1" from Moody's and a long-term debt rating of "A1" from Moody's, and (ii) a short-term senior unsecured rating by S&P of "A-1", (B) if such Class A-1 VF Noteholder and/or VFN Commitment Holder is a company (other than a financial institution) and has (i) both a long-term senior unsecured rating and a short-term senior

unsecured rating by Moody's, a short-term debt rating of "P-1" from Moody's and a long-term debt rating of "A1" from Moody's, and (ii) a short-term senior unsecured rating by S&P of "A-1+ or (C) if such Class A-1 VF Noteholder and VFN Commitment Holder is a conduit and provided that the Class A-1 VF Notes Purchase Agreement is cosigned by a bank or financial institution rated "A-1" and such Class A-1 VF Noteholder and VFN Commitment Holder has both a long-term senior unsecured rating and a short-term senior unsecured rating by Moody's, a short-term debt rating of "P-1" from Moody's and a long-term debt rating of "A1" from Moody's, and (ii) a short-term senior unsecured rating by S&P of "A-1", provided that in the each of (A), (B) or (C) such required rating may be amended with the consent of the Collateral Manager and subject to receiving Rating Agency Confirmation. or

(e) in the case of any FX Derivative Counterparty, (A) if such party has both a long-term senior unsecured rating and a short-term senior unsecured rating by Moody's, a short-term debt rating of "P-1" from Moody's and a long-term debt rating of "A1" from Moody's, and (B) a short-term senior unsecured rating by S&P of "A-1+" or (C) as otherwise stated in the appropriate FX Derivative Agreement; and

(f) in each case, if any of the requirements are not satisfied, by any of the parties referred to in this definition, Rating Agency Confirmation is received in respect of such party.

"**Record Date**" means the fifteenth day before the relevant due date for payment of principal and interest in respect of a Note.

"**Redemption Date**" means each date specified for a redemption of the Notes of a Class pursuant to Condition 7 (*Redemption and Purchase*) or the date on which the Notes of such Class are accelerated pursuant to Condition 10 (*Events of Default*), or in each case, if such day is not a Business Day, the next following Business Day.

"**Redemption Determination Date**" has the meaning given thereto in Condition 7(b)(ii) (*Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders*).

"**Redemption Notice**" means a redemption notice in the form available from the Principal Paying Agent which has been duly completed by a Noteholder and which specifies, amongst other things, the applicable Redemption Date.

"**Redemption Price**" means, when used with respect to:

(a) any Class F Subordinated Note, such Class F Subordinated Note's *pro rata* share (calculated in accordance with paragraphs (GG), (JJ) and (LL) of Condition 3(c)(i) (*Application of Interest Proceeds*) and paragraphs (B) and (C) of Condition 3(c)(ii) (*Application of Principal Proceeds*)) of the aggregate proceeds of liquidation of the Collateral, or realisation of the security thereover in such circumstances, remaining following application thereof in accordance with the Priorities of Payment;

(b) the Class A-1 VF Notes, subject to Condition 7(g) (*Redemption and Replacement of Class A-1 VF Notes*), 100 per cent. of the outstanding Drawn Amount under the Class A-1 VF Note Purchase Agreement, together with interest accrued thereon to the date of redemption including any accrued and unpaid Commitment Fee (which, in the case of the Commitment Fee is payable to the VFN Commitment Holders) and Break Costs; and

(c) any Class A-2 Note or Class A-2 Refinancing Note or Class B Note or Class C Note or Class D Note or Class E Note, 100 per cent. of the Principal Amount Outstanding thereof (if any), together with interest (if any) payable in respect thereof,

provided that, in the event that the Notes become subject to redemption in whole (but not in part) pursuant to more than one Condition, the Redemption Price applicable upon redemption thereof shall be that which relates to the redemption of the Notes which would occur first in time pursuant to the relevant provisions thereof.

"**Redemption Threshold Amount**" means the aggregate of all amounts which would be due and payable on redemption of the Notes on the scheduled Redemption Date pursuant to Condition 3(c) (*Priorities of Payment*) which rank in priority to payments in respect of the Class F Subordinated Notes in accordance with the Priorities of Payment (taking into account any termination payments payable under any Hedge Transaction upon termination thereof in such circumstances).

"**Reference Banks**" has the meaning given thereto in paragraph (B) of Condition 6(e)(i) (*Floating Rate of Interest*).

"**Reference Entity**" means, with respect to a Synthetic Security, the Obligor to whose credit such Synthetic Security is linked and the Obligor under any Reference Obligation specified in such Synthetic Security.

"**Reference Obligation**" means a debt security or other obligation upon which a Synthetic Security or a Credit Short Obligation or an Offsetting Credit Default Swap is based, which debt security or other obligation (a) is not itself a Synthetic Security or a Credit Short Obligation or an Offsetting Credit Default Swap, and (b) in the reasonable commercial judgment of the Collateral Manager, satisfies (and, if owned by the Issuer, would satisfy) the Eligibility Criteria to the extent applicable.

"**Register**" means the register of holders of the legal title to the Definitive Certificates kept by the Registrar pursuant to the terms of the Agency Agreement.

"**Registered**" means, with respect to any debt obligation (including the Notes), a debt obligation issued after 18 July 1984 and that is in registered form for purposes of the United States Internal Practice Code of 1986 (as amended).

"**Regulation D**" means Regulation D under the Securities Act.

"**Regulation S**" means Regulation S under the Securities Act.

"**Regulation S Notes**" means the Notes offered for sale to non U.S. Persons outside of the United States in reliance on Regulation S.

"**Reinvestment Criteria**" has the meaning given to it in the Collateral Management Agreement.

"**Reinvestment Diversion Ratio**" means the percentage derived on any date of determination by dividing (a) the amount equal to the Aggregate Collateral Balance minus the Par Value Test Excess Adjustment Amount by (b) the aggregate Principal Amount Outstanding of all of the Rated Notes, in each case, as of such date.

"**Reinvestment Diversion Threshold**" means the threshold which is met on any date of determination if the Reinvestment Diversion Ratio is greater than or equal to 105.12 per cent.

"**Reinvestment Period**" means the period from and including the Closing Date up to and including the earliest of (a) the end of the Due Period preceding the Payment Date falling on 29 May 2014, or, if such day is not a Business Day, the immediately following Business Day, (b) the date of the acceleration of the Notes pursuant to Condition 10(b) (*Acceleration*) and (c) the date on which the Collateral Manager reasonably believes and notifies the Issuer, the Rating Agencies and the Trustee that it can no longer reinvest in additional Collateral Debt Obligations in accordance with the Reinvestment Criteria.

"**Repayment Date**" shall have the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Replacement Asset Swap Transaction**" means any Asset Swap Transaction entered into by the Issuer in accordance with the provisions of the Collateral Management Agreement upon termination of an existing Asset Swap Transaction on substantially the same terms as such terminated Asset Swap Transaction, that preserves for the Issuer the economic effect of the terminated Asset Swap Transaction, subject to such amendments thereto as may be agreed by the Collateral Manager, acting

on behalf of the Issuer and in respect of which Rating Agency Confirmation is obtained unless such Replacement Asset Swap Transaction is a Form-Approved Asset Swap.

"**Replacement Credit Short Obligation**" means any Replacement Credit Short Obligation entered into by the Issuer in accordance with the provisions of the Collateral Management Agreement upon termination of an existing Credit Short Obligation on substantially the same terms as such existing Credit Short Obligation, that preserves for the Issuer the economic effect of the terminated Credit Short Obligation outstanding thereunder, subject to such amendments thereto as may be agreed by the Collateral Manager, acting on behalf of the Issuer and in respect of which Rating Agency Confirmation is obtained.

"**Replacement FX Derivative Transaction**" means any FX Derivative Transaction entered into by the Issuer in accordance with the provisions of the Collateral Management Agreement upon termination of an existing FX Derivative Transaction on substantially the same terms as such terminated FX Derivative Transaction, that preserves for the Issuer the economic effect of the terminated FX Derivative Transaction, subject to such amendments thereto as may be agreed by the Collateral Manager, acting on behalf of the Issuer and in respect of which Rating Agency Confirmation.

"**Replacement Interest Rate Hedge Transaction**" means any Interest Rate Hedge Transaction entered into by the Issuer in accordance with the provisions of the Collateral Management Agreement upon termination of an existing Interest Rate Hedge Transaction on substantially the same terms as such terminated Interest Rate Hedge Transaction, that preserves for the Issuer the economic effect of the terminated interest Rate Hedge Transaction, subject to such amendments thereto as may be agreed by the Collateral Manager, acting on behalf of the Issuer and in respect of which Rating Agency Confirmation is obtained.

"**Replacement Notes**" has the meaning given to it in Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*).

"**Replacement Offsetting Credit Default Swap**" means any Offsetting Credit Default Swap entered into by the Issuer in accordance with the provisions of the Collateral Management Agreement upon termination of an existing Offsetting Credit Default Swap on substantially the same terms as such existing Offsetting Credit Default Swap, that preserves for the Issuer the economic effect of the terminated Offsetting Credit Default Swap outstanding thereunder, subject to such amendments thereto as may be agreed by the Collateral Manager, acting on behalf of the Issuer and in respect of which Rating Agency Confirmation is obtained.

"**Report**" means each Monthly Report, the Payment Date Report and/or Class F Subordinated Noteholder Report.

"**Resolution**" means any Ordinary Resolution, Extraordinary Resolution or Written Resolution, as the context may require.

"**Restricted Class F-2 Subordinated Noteholders**" means the holders of any Restricted Class F-2 Subordinated Notes from time to time.

"**Restricted Currency Accounts**" means each interest bearing segregated sub-account opened from time to time into which amounts due to the Issuer in respect of and denominated in the currency of each Restricted Currency Collateral Debt Obligation or Unhedged Collateral Debt Obligation and out of which amounts due from the Issuer to each Asset Swap Counterparty under each Asset Swap Transaction are to be paid, which shall be subdivided in the ledgers of the Custodian in respect of each individual currency received and each individual Restricted Currency Collateral Debt Obligation.

"**Restricted Currency Collateral Debt Obligation**" means any Collateral Debt Obligation which is (a) not a: (i) Euro Collateral Debt Obligation; or (ii) Sterling Collateral Debt Obligation purchased with (x) Sterling Drawings or (y) Sterling Principal Proceeds; or (iii) US Dollar Collateral Debt Obligation purchased with (x) US Dollar Drawings or (y) US Dollar Principal Proceeds and (b)

denominated in Canadian Dollars, Danish Kroner, Norwegian Kroner, Sterling, Swedish Kroner, Swiss Francs, US Dollars, Australian Dollars, New Zealand Dollars, Japanese Yen or any other currency in respect of which Rating Agency Confirmation has been obtained.

"**Revolving Obligation**" means any Collateral Debt Obligation (other than a Delayed Drawdown Collateral Debt Obligation) that is a loan (including, without limitation, revolving loans, funded and unfunded portions of revolving credit lines and letter of credit facilities, unfunded commitments under specific facilities and other similar loans and investments) that pursuant to the terms of its Underlying Instruments may require one or more future advances to be made to the borrower by the Issuer; but any such Collateral Debt Obligation will be a Revolving Obligation only until all commitments to make advances to the borrower expire or are terminated or reduced to zero, provided that the Revolving Obligation may provide for accession of new borrowers when the accession of such borrowers is contemplated in the terms of the Revolving Obligation and (a) any such borrower is an Approved Borrower or (b) the accession of such borrower is subject to the prior consent of all lenders under such Revolving Obligation.

"**Revolving Reserve Accounts**" means each of the Euro, Sterling and U.S. Dollar denominated (as applicable) interest bearing accounts of the Issuer with the Account Bank into which amounts equal to the Unfunded Amounts in respect of Revolving Obligations and Delayed Drawdown Collateral Debt Obligations and certain principal payments received in respect of Revolving Obligations and Delayed Drawdown Collateral Debt Obligations, are paid.

"**Rule 144A**" means Rule 144A of the Securities Act.

"**Rule 144A Notes**" means Notes offered for sale or transferred within the United States to persons and outside the United States to U.S. Persons, in each case, in reliance on Rule 144A.

"**S&P**" means Standard & Poor's Ratings Services, a division of the McGraw Hill Companies, Inc. and any successor or successors thereto.

"**S&P CCC Obligation**" means each Collateral Debt Obligation (other than a Defaulted Obligation) which has an S&P Rating of "CCC +" or less.

"**S&P Collateral Value**" means in the case of any Collateral Debt Obligation which is a Defaulted Obligation the lower of:

(a) its prevailing Market Value; and

(b) the relevant S&P Class A Recovery Rate multiplied by its outstanding principal amount (in the case of any Asset Swap Obligations, converted into Euros at the relevant Asset Swap Transaction Exchange Rate),

provided that if the Market Value cannot be determined for any reason, the Market Value shall be deemed to be for this purpose the relevant S&P Recovery Rate multiplied by its outstanding principal amount (where applicable, converted into Euro at the Applicable Exchange Rate).

"**S&P Priority Category**" means any of the categories set out in the schedule attached to the Collateral Management Agreement setting out the S&P Priority Categories as amended from time to time.

"**Sale Proceeds**" means:

(a) all proceeds received upon the sale of any Collateral Debt Obligation (save for any Restricted Currency Collateral Debt Obligation in respect of which an Asset Swap Transaction is entered into by the Issuer) excluding any sale proceeds representing accrued interest designated as Euro Interest Proceeds, Sterling Interest Proceeds or US Dollar Interest Proceeds by the Collateral Manager provided that no such designation may be made in respect of (i) Purchased Accrued Interest or (ii) any interest received in respect of any Mezzanine

Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts, together with all proceeds received upon the sale of any Collateral Enhancement Obligation or Exchanged Equity Security;

(b) in the case of any Restricted Currency Collateral Debt Obligation in respect of which an Asset Swap Transaction is entered into by the Issuer, all amounts in Euro, paid to the Issuer by the applicable Asset Swap Counterparty in exchange for payment by the Issuer of the sale proceeds of any Restricted Currency Collateral Debt Obligation under the related Asset Swap Transaction, together with any other proceeds of sale of the related Restricted Currency Collateral Debt Obligation not paid to such Asset Swap Counterparty;

(c) in the case of any Synthetic Security, Synthetic Collateral (or any amount received upon liquidation thereof) that ceases to be subject to the applicable Synthetic Counterparty's security interest on termination (but not expiration) of such Synthetic Security at the option of the Issuer and the proceeds of sale of any Deliverable Obligations delivered in respect thereof; and

(d) in the case of (i) any Offsetting Credit Default Swap Obligation or Credit Short Obligation (as the case may be), Counterparty Downgrade Collateral, if any, (or any amount received upon liquidation thereof) or any Cash Settlement Amount, Physical Settlement Amount or floating amounts (as defined therein), as applicable, received from the Credit Short Obligation Counterparty or Offsetting Credit Default Swap Counterparty pursuant to such Credit Short Obligation or Offsetting Credit Default Swap and (ii) any FX Derivative Transaction, any sale proceeds paid to the Issuer by a FX Derivative Counterparty,

in each case net of any amounts expended by or payable by the Issuer or the Collateral Administrator (on behalf of the Issuer) in connection with any sale, disposition or termination of such Collateral Debt Obligation including any amounts payable by the Issuer upon termination of the relevant Asset Swap Transaction and/or Offsetting Credit Default Swap and/or Credit Short Obligation and/or FX Derivative Transaction and where the termination of such Asset Swap Transaction and/or Offsetting Credit Default Swap and/or Credit Short Obligation and/or FX Derivative Transaction (as the case may be) is related to such sale, net of any amounts payable upon termination of the relevant Asset Swap Transaction and/or Offsetting Credit Default Swap Obligation and/or Credit Short Obligation and/or FX Derivative Transaction (as the case may be).

"**Scheduled Euro Principal Proceeds**" means:

(a) in the case of any Euro Collateral Debt Obligation, scheduled Euro principal repayments received by the Issuer (including scheduled amortisation, instalment or sinking fund payments);

(b) in the case of any Asset Swap Obligation, scheduled final and interim payments in the nature of principal exchanges payable to the Issuer by the applicable Asset Swap Counterparty under the related Asset Swap Transaction; and

(c) in the case of any Synthetic Security, any Synthetic Collateral relating thereto (or any amount received upon liquidation thereof) to which the Issuer is entitled upon expiration or termination of such Synthetic Security at its scheduled maturity.

"**Scheduled Periodic Asset Swap Counterparty Payment**" means, with respect to any Asset Swap Transaction, the periodic amounts in the nature of coupon (and not principal) scheduled to be paid to the Issuer by the applicable Asset Swap Counterparty pursuant to the terms of such Asset Swap Transaction, excluding any Asset Swap Counterparty Termination Payments and any Asset Swap Counterparty Principal Exchange Amounts.

"**Scheduled Periodic Asset Swap Payment**" means, with respect to any Asset Swap Transaction, the periodic amounts in the nature of coupon (and not principal) scheduled to be paid by the Issuer to the

applicable Asset Swap Counterparty pursuant to the terms of such Asset Swap Transaction, excluding any Asset Swap Termination Payment and any Asset Swap Principal Exchange Amounts.

"**Scheduled Periodic Credit Short Obligation Payment**" means, with respect to any Credit Short Obligation, the fixed amounts (as defined therein) scheduled to be paid to the applicable Credit Short Obligation Counterparty by the Issuer under such Credit Short Obligation, but excluding any Credit Short Obligation Termination Payment.

"**Scheduled Periodic Interest Rate Hedge Payment**" means, with respect to any Interest Rate Hedge Agreement, all amounts scheduled to be paid by the Issuer to the applicable Interest Rate Hedge Counterparty pursuant to the terms of such Interest Rate Hedge Agreement, excluding any Interest Rate Hedge Termination Payment.

"**Scheduled Periodic Offsetting Credit Default Swap Payment**" means, with respect to any Offsetting Credit Default Swap, the fixed amounts (as defined therein) scheduled to be paid to the applicable Offsetting Credit Default Swap Counterparty by the Issuer under such Offsetting Credit Default Swap, but excluding any Offsetting Credit Default Swap Termination Payment.

"**Scheduled Principal Proceeds**" means the Scheduled Euro Principal Proceeds, the Scheduled Sterling Principal Proceeds, the Scheduled US Dollar Principal Proceeds and any principal proceeds received in respect of Unhedged Collateral Debt Obligations.

"**Scheduled Sterling Principal Proceeds**" means:

(a) in the case of any Sterling Collateral Debt Obligation, scheduled Sterling principal repayments received by the Issuer (including scheduled amortisation, instalment or sinking fund payments); and

(b) in the case of any Synthetic Security, any Synthetic Collateral relating thereto (or any amount received upon liquidation thereof) to which the Issuer is entitled upon expiration or termination of such Synthetic Security at its scheduled maturity.

"**Scheduled US Dollar Principal Proceeds**" means:

(a) in the case of any US Dollar Collateral Debt Obligation, scheduled US Dollar principal repayments received by the Issuer (including scheduled amortisation, instalment or sinking fund payments); and

(b) in the case of any Synthetic Security, any Synthetic Collateral relating thereto (or any amount received upon liquidation thereof) to which the Issuer is entitled upon expiration or termination of such Synthetic Security at its scheduled maturity.

"**Secured Party**" means each of the Class A Noteholders, the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders, the Class F Subordinated Noteholders, the Collateral Manager, the Collateral Administrator, the Trustee, the Agents, each Hedge Counterparty, the Initial Purchaser, the Corporate Services Provider, the Liquidity Facility Provider, any Credit Short Obligation Counterparty, any FX Derivative Counterparty and any Offsetting Credit Default Swap Counterparty, and "**Secured Parties**" means any two or more of them as the context so requires.

"**Secured Senior Loan**" means a collateral debt obligation (which may be a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation) that is a senior secured obligation as determined by the Collateral Manager in its reasonable business judgment or a Participation therein, provided that:

(a) it is secured (i) by fixed assets of the Obligor or guarantor thereof if and to the extent a pledge of fixed assets is permissible under applicable law (save in the case of assets so numerous or diverse that the failure to take such security is consistent with reasonable secured lending

practices), and otherwise (ii) by 100 per cent. of the equity interests in the stock of an entity owning such fixed assets;

(b) no other obligation of the Obligor has any higher priority security interest in such fixed assets or stock referred to in (a) above; or

(c) if it is a Synthetic Security, the Reference Obligation applicable to which is an obligation of the type described in (a) and (b) above.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Selling Institution**" means an institution which satisfies the applicable Rating Requirement from whom a Participation is granted.

"**Senior Collateral Management Fee**" means the fee payable to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement in an amount, as determined by the Collateral Administrator, equal to 0.15 per cent. per annum (calculated semi-annually on the basis of a 360-day year and the actual number of days elapsed in such Due Period) of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding such Payment Date, and if deferred in accordance with the Priorities of Payment, interest shall accrue at the rate of EURIBOR plus 2 per cent. per annum and shall be payable *pro rata* to the Collateral Manager and any former collateral managers by reference to the period of time that such entity was the "Collateral Manager".

"**Senior Expenses Cap**" means, in respect of each Due Period during the Reinvestment Period, €300,000 plus 0.0610 per cent. per annum of the Aggregate Collateral Balance as at the Determination Date immediately preceding the Payment Date in respect of such Due Period, provided that after the Reinvestment Period, the Senior Expenses Cap shall be €150,000 per Due Period plus 0.0610 per cent. per annum of the Aggregate Collateral Balance as at the Determination Date immediately preceding the Payment Date in respect of such Due Period.

"**Senior Loan**" means a collateral debt obligation that is a Secured Senior Loan or an Unsecured Senior Loan.

"**Share Trustee**" means TMF Management (Ireland) Limited.

"**Special Redemption**" has the meaning given to it in Condition 7(d) (*Special Redemption*).

"**Special Redemption Amount**" has the meaning given to it in Condition 7(d) (*Special Redemption*).

"**Special Redemption Date**" has the meaning given to it in Condition 7(d) (*Special Redemption*).

"**Spot Rate**" means (i) with respect to any conversion of Sterling into Euro or, as the case may be, of Euro into Sterling, the relevant spot rate of exchange quoted by the Collateral Administrator (in consultation with the Collateral Manager) on the date of calculation, (ii) with respect to any conversion of US Dollars into Euro or, as the case may be, of Euro into US Dollars, the relevant spot rate of exchange quoted by the Collateral Administrator on the date of calculation and (iii) with respect to any conversion of any other currency into Euro, or vice versa, as applicable, the relevant spot rate of exchange quoted by the Collateral Administrator in consultation with the Collateral Manager.

"**Stated Maturity**" means, with respect to any Collateral Debt Obligation or Eligible Investment the date specified in such obligation as the fixed date on which the final payment or repayment of principal of such obligation is due and payable or, in the case of any Synthetic Security, the legal final date of termination of such instrument or agreement.

"**Sterling Collateral Debt Obligations**" mean those Collateral Debt Obligations which are denominated in Sterling and "**Sterling Collateral Debt Obligation**" shall mean each of them.

"**Sterling Drawings**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**Sterling Interest Account**" means the interest bearing account of the Issuer with the Account Bank into which Sterling Interest Proceeds are to be paid.

"**Sterling Interest Proceeds**" means all amounts (without duplication) paid or payable into the Sterling Interest Account from time to time pursuant to the Collateral Management Agreement and, with respect to any Payment Date "**Sterling Interest Proceeds**" means amounts in Sterling received or receivable by or on behalf of the Issuer during the related Due Period (including payments in the nature of interest received under any Interest Rate Hedge Transaction), together with (1) such amount, if any, scheduled to be paid to the Issuer by the Liquidity Facility Provider pursuant to the terms of Liquidity Facility Agreement and (2) any amounts to be disbursed out of the Sterling Payment Account as Sterling Interest Proceeds on such Payment Date in accordance with the Interest Proceeds Priority of Payments.

"**Sterling LIBOR**" means the London Interbank Offered Rate for deposits in Sterling.

"**Sterling Options**" means the FX Derivative Transactions entered into by the Issuer to hedge its foreign exchange exposure to Sterling in accordance with the Portfolio Currency Hedging Procedures.

"**Sterling Payment Account**" means the account of the Issuer with the Account Bank into which Sterling amounts shall be transferred by the Account Bank on behalf of the Collateral Administrator on the second Business Day prior to each Payment Date out of (to the extent applicable) the other Accounts and out of which the amounts required to be paid on each Payment Date, each as provided pursuant to the Priorities of Payment, shall be paid.

"**Sterling Principal Account**" means the interest bearing account of the Issuer with the Account Bank into which Sterling Principal Proceeds are to be paid.

"**Sterling Principal Proceeds**" means all amounts (without duplication) paid or payable into the Sterling Principal Account from time to time pursuant to the Collateral Management Agreement and, with respect to any Payment Date, "**Sterling Principal Proceeds**" means amounts in Sterling received or receivable by or on behalf of the Issuer during the related Due Period and any other amounts to be disbursed out of the Sterling Payment Account as Sterling Principal Proceeds on such Payment Date in accordance with the Principal Proceeds Priority of Payments.

"**Sterling Unscheduled Principal Proceeds**" means, with respect to any Collateral Debt Obligation:

(a) with respect to any Sterling Collateral Debt Obligation (other than an Asset Swap Obligation), principal proceeds prior to the Stated Maturity thereof received as a result of optional redemptions, prepayments (including any acceleration) or Offers (excluding any premia or make whole amounts in excess of the principal amount of such Sterling Collateral Debt Obligation); and

(b) in the case of any Synthetic Security, Synthetic Collateral (or any amount received upon liquidation thereof) that ceases to be subject to the applicable Synthetic Counterparty's security interest on termination (but not expiration) of such Synthetic Security other than at the option of the Issuer.

"**Structured Finance Security**" means any debt security which is secured directly, or represents the ownership of collateralised loan obligations or Whole Business Securitisations; provided (a) that such security is not issued by an entity for which the Collateral Manager or an Affiliate thereof is the collateral manager or portfolio advisor and (b) that if the issuer thereof is organised under the laws of, or is a resident of, Ireland, the acquisition of such security by or on behalf of the Issuer does not cause a breach of applicable selling or transfer restrictions and (c) that such debt security must have been rated by S&P or S&P must have provided a credit estimate in relation to it and (d) that such debt security has not deferred interest.

"**Subordinated Collateral Management Fee**" means the fee payable to the Collateral Manager in arrear on each Payment Date pursuant to the Collateral Management Agreement equal to 0.40 per cent. per annum (calculated semi-annually on the basis of a 360-day year and the actual number of days elapsed in such Due Period) of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding such Payment Date, as determined by the Collateral Administrator and if deferred in accordance with the Priorities of Payment, interest shall accrue at the rate of EURIBOR plus 2 per cent. per annum and shall be payable *pro rata* to the Collateral Manager and any former collateral managers by reference to the period of time that such entity was the "Collateral Manager".

"**Subscription and Placement Agreement**" means the Subscription and Placement Agreement between the Issuer and Goldman Sachs International as the Initial Purchaser and the Placement Agent dated 3 May 2007.

"**Subsequent Drawdown**" shall have the meaning ascribed to it in the Liquidity Facility Agreement.

"**Subsequent FX Derivative Agreement**" has the meaning given thereto in the definition of Subsequent FX Derivative Transaction.

"**Subsequent FX Derivative Counterparty**" means each financial institution with which the Issuer enters into a Subsequent FX Derivative Transaction or any permitted assignee or successor thereto under the terms of the related Subsequent FX Derivative Transaction and in each case which satisfies the applicable Rating Requirement (taking into account any guarantor thereof), and provided always that such financial institution has the regulatory capacity as a matter of Irish law to enter into derivatives transactions with Irish residents.

"**Subsequent FX Derivative Transaction**" means any derivative transaction entered into by the Issuer for the purposes of mitigating foreign exchange exposure under, *inter alia*, a 1992 ISDA Master Agreement (Multicurrency Cross Border Currency) or 2002 ISDA Master Agreement (or such other ISDA pro forma Master Agreement as may be published by ISDA from time to time) (together with the Schedule and confirmation relating thereto, including any guarantee thereof and any credit support annex entered into pursuant to the terms thereof, and each as amended or supplemented from time to time, a "**Subsequent FX Derivative Agreement**") entered into by the Issuer with a Subsequent FX Derivative Counterparty and includes any subsequent US Dollar Options or subsequent Sterling Options.

"**Substitute Collateral Debt Obligation**" means a Collateral Debt Obligation purchased in substitution for a previously held Collateral Debt Obligation pursuant to the terms of the Collateral Management Agreement and which satisfies both the Eligibility Criteria and the Reinvestment Criteria.

"**Synthetic Collateral**" means any collateral (which shall be in the form of cash or securities which satisfies the requirements of the definition of Eligible Investments and deposited in the Synthetic Collateral Accounts) which is required as security from the Issuer in respect of its obligations to any Synthetic Counterparty under any Synthetic Security pursuant to the terms thereof. In the case of a Synthetic Security which is entered into on an unfunded basis, references to the price payable upon the acquisition of or entry into a Synthetic Security acquired or entered into by the Issuer on an unfunded basis shall be deemed to be the aggregate principal amount of Synthetic Collateral required to be delivered by the Issuer to the applicable Synthetic Counterparty.

"**Synthetic Collateral Accounts**" means the accounts of the Issuer with the Custodian into which all Synthetic Collateral is to be deposited.

"**Synthetic Counterparty**" means any financial institution counterparty required to make payments to the Issuer under a Synthetic Security pursuant to the terms of such Synthetic Security or any guarantor of any such entity with a rating of at least the applicable Rating Requirement, provided always that such financial institution has the regulatory capacity to enter into derivatives transactions with Irish residents.

"**Synthetic Counterparty Default**" means in the case of any Synthetic Security which is not a Collateralised Credit Default Swap:

(a) failure by the Synthetic Counterparty to comply with the requirements upon a downgrade below the Rating Requirement applicable thereto; or

(b) the occurrence and continuation of a default by the Synthetic Counterparty in the performance of any of its payment obligations (beyond any applicable grace period) under such Synthetic Security.

"**Synthetic Security**" means any Euro (which, for the avoidance of doubt, includes securities denominated in a legacy currency of those Member States which have adopted the Euro as their currency), Sterling or US Dollar denominated swap transaction, debt security, security issued by a trust or similar vehicle or other investment (other than an Offsetting Credit Default Swap or a Credit Short Obligation) purchased from or entered into by the Issuer with a Synthetic Counterparty that satisfies, save to the extent otherwise agreed by the Rating Agencies, the Eligibility Criteria save for that relating to the jurisdiction of the Obligor thereunder, the returns on which (as determined by the Collateral Manager) are linked to the credit and/or price performance of a Reference Obligation but which may provide for a different maturity, payment dates, interest rate, credit exposure or other non-credit related characteristics than such Reference Obligation; provided that:

(a) such Synthetic Security will not require the Issuer to make any payment to the Synthetic Counterparty after the initial purchase thereof by the Issuer other than the delivery or payment to the Synthetic Counterparty of any Synthetic Collateral pledged in accordance with the terms thereof and provided that any obligations of the Issuer thereunder are limited to such Synthetic Collateral;

(b) such Synthetic Security contains limited recourse and non-petition provisions in substantially the same form as those set out in Condition 4(c) (*Limited Recourse*);

(c) the ownership of such Synthetic Security will not subject the Issuer to net income tax;

(d) all scheduled payments made pursuant to the terms of such Synthetic Security are at a fixed interest rate, or at a variable interest rate based on an interest rate used for borrowings or financings in domestic or international markets or are linked to the payments on one or more Reference Obligations (which payments are themselves at a fixed interest rate or a variable interest rate based on an interest rate used for borrowings or financings in domestic or international markets);

(e) such Synthetic Security will not constitute a commodity option, leverage transaction or futures contract that is subject to the jurisdiction of the U.S. Commodities Futures Trading Commission; and

(f) Rating Agency Confirmation is received for the entry into or purchase of such Synthetic Security, save in the case of a Form-Approved Synthetic Security in respect of which such confirmation shall be deemed to have been given.

For the avoidance of doubt, neither an Asset Swap Obligation, an Offsetting Credit Default Swap nor a Credit Short Obligation shall constitute a Synthetic Security.

"**Target Par Amount**" means, in respect of the initial Portfolio, €583,100,100.

"**TARGET System**" means the Trans European Automated Real Time Gross Settlement Express Transfer System (or, if such system ceases to be operative, such other system (if any) determined by the Trustee to be a suitable replacement).

"**Third Party Funding Notice**" means a notice from a third party specifying the amount of a Drawing under the Class A-1 VF Note Purchase Agreement that such third party has agreed to fund

(and substantially in the form set out in, and delivered in accordance with, the Class A-1 VF Note Purchase Agreement).

"**Total Undrawn Amount**" means the sum of the Undrawn and Uncommitted Amount and the Undrawn and Committed Amount.

"**Total VFN Commitments**" has the meaning given to it in the Class A-1 VF Note Purchase Agreement.

"**Total VFN Outstandings**" has the meaning given to it in the Class A-1 VF Note Purchase Agreement.

"**Transaction Documents**" means the Trust Deed, the Notes, the Agency Agreement, the Liquidity Facility Agreement, the Subscription and Placement Agreement, the Note Purchase Agreements, the Bank Accounts Pledge Agreement, the Euroclear Pledge Agreement, the Collateral Management Agreement, the Class A-1 VF Note Purchase Agreement, any Asset Swap Agreement, any Interest Rate Hedge Agreement, any Offsetting Credit Default Swap, any Credit Short Obligation, any FX Derivative Agreement, the Collateral Acquisition Agreements, the Participation Agreements, the Deed of Release, any Disposal Agreement and the Corporate Administration Agreement.

"**Trustee Fees and Expenses**" means the fees and expenses and any other amounts payable (including for the avoidance of doubt, any indemnity payments) to the Trustee pursuant to the Trust Deed from time to time including any applicable VAT thereon payable under the Trust Deed.

"**Underlying Instrument**" means the agreements or instruments pursuant to which a Collateral Debt Obligation has been issued or created and each other agreement that governs the terms of, or secures the obligations represented by, such Collateral Debt Obligation or under which the holders or creditors under such Collateral Debt Obligation are the beneficiaries.

"**Undrawn and Committed Amount**" means in respect of the Class A-1 VF Notes an amount in Euro equal to the aggregate of the unfunded liabilities of any Synthetic Securities, Revolving Obligations or Delayed Drawdown Collateral Debt Obligations (other than in respect of an amount equal to such unfunded commitments or liabilities that have been deposited in the Synthetic Collateral Accounts or Revolving Reserve Accounts) converted where applicable at the Applicable Exchange Rate.

"**Undrawn and Uncommitted Amount**" means in respect of the Class A-1 VF Notes an amount in Euro equal to the greater of (a) zero and (b) the difference between (i) the Total VFN Commitments and (ii) the Total VFN Outstandings plus the Undrawn and Committed Amount.

"**Undrawn and Committed Amount Funding Period**" means in respect of Synthetic Security, Revolving Obligations or Delayed Drawdown Collateral Debt Obligations (other than in respect of an amount equal to such unfunded commitments or liabilities that have been deposited in the Synthetic Collateral Accounts or Revolving Reserve Accounts), the period from the Closing Date until the date of redemption of the Class A-1 VF Notes in accordance with the Conditions.

"**Unfunded Amount**" means, with respect to any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, the excess, if any, of (a) the Commitment Amount under such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, as the case may be, at such time over (b) the Funded Amount thereof at such time.

"**Unhedged Collateral Debt Obligation**" means a Restricted Currency Collateral Debt Obligation which is not an Asset Swap Obligation and which may be purchased by the Collateral Manager, on behalf of the Issuer, subject to certain conditions including, without limitation, that both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are greater than or equal to 108.28 per cent. before and after such acquisition, (ii) the Coverage Tests are satisfied, in each case, both before and after such acquisition and (iii) the Restricted Currency Collateral Debt Obligation is denominated

in Sterling, U.S. Dollars, Danish Kroner, Swedish Kroner, Norwegian Kroner or Swiss Francs, and (iv) that in relation to any such Collateral Debt Obligation which is either a bond or a loan, such Collateral Debt Obligation has been purchased in the primary market.

"**Unhedged Sterling Obligation**" means an Unhedged Collateral Debt Obligation that is a Sterling Collateral Debt Obligation.

"**Unhedged US Dollar Obligation**" means an Unhedged Collateral Debt Obligation that is a US Dollar Collateral Debt Obligation.

"**Unscheduled Principal Proceeds**" means the Euro Unscheduled Principal Proceeds, the Sterling Unscheduled Principal Proceeds, the US Dollar Unscheduled Proceeds and in respect of any Unhedged Collateral Debt Obligations, principal proceeds prior to the Stated Maturity thereof received as a result of optional redemptions, prepayments (including any accelerations) or Offers (excluding any premia or make whole amounts in excess of the principal amount of such Unhedged Collateral Debt Obligations).

"**Unsecured Senior Loan**" means a Collateral Debt Obligation that:

(a) is a loan obligation senior to any unsecured, subordinated obligation of the Obligor as determined by the Collateral Manager in its reasonable business judgment; and

(b) is not secured (i) by fixed assets of the Obligor or guarantor thereof if and to the extent a pledge of fixed assets is permissible under applicable law or (ii) by 100 per cent. of the equity interests in the stock of an entity owning such fixed assets,

provided that if it is a Synthetic Security, the Reference Obligation applicable to which is an obligation of the type described in (a) and (b) above.

"**Unused Proceeds Accounts**" means the Unused Proceeds Interest Account and the Unused Proceeds Principal Account into which the Issuer will procure amounts are deposited in accordance with Condition 3(j)(vii) (*Unused Proceeds Accounts*).

"**Unused Proceeds Interest Account**" means the account into which amounts are deposited on the Closing Date and used for the purchase of accrued interest included in the purchase price of additional Collateral Debt Obligations to be purchased during the Initial Investment Period.

"**Unused Proceeds Principal Account**" means the account into which amounts are deposited on the Closing Date and applied towards the purchase of additional Collateral Debt Obligations (excluding accrued interest included in the purchase price thereof to the extent that there are sufficient amounts standing to the credit of the Unused Proceeds Interest Account to fund such amounts).

"**USD/EUR Spot Rate**" means, in respect of any date, the prevailing spot rate of exchange for converting US Dollar into Euro as determined by the Account Bank in its sole and absolute discretion.

"**U.S. Dollar**", "**U.S. Dollars**", "**U.S.$**", "**USD**" and "**$**" mean the lawful currency for the time being of the United States of America.

"**US Dollar Collateral Debt Obligations**" means those Collateral Debt Obligations which are denominated in US Dollars and "**US Dollar Collateral Debt Obligation**" shall mean each of them.

"**US Dollar Drawing**" has the meaning ascribed thereto in the Class A-1 VF Note Purchase Agreement.

"**US Dollar Interest Account**" means the interest bearing account of the Issuer with the Account Bank into which US Dollar Interest Proceeds are to be paid.

"**US Dollar Interest Proceeds**" means all amounts (without duplication) paid or payable into the US Dollar Interest Account from time to time pursuant to the Collateral Management Agreement and,

with respect to any Payment Date "**US Dollar Interest Proceeds**" means amounts payable in US Dollars received or receivable by or on behalf of the Issuer during the related Due Period (including payments in the nature of interest received under any Interest Rate Hedge Transaction), together with (1) such amount, if any, scheduled to be paid to the Issuer by the Liquidity Facility Provider pursuant to the terms of Liquidity Facility Agreement and (2) any amounts to be disbursed out of the US Dollar Payment Account as US Dollar Interest Proceeds on such Payment Date in accordance with the Interest Proceeds Priority of Payments.

"**US Dollar LIBOR**" means the London Interbank Offered Rate for deposits in US Dollars.

"**US Dollar Options**" means the FX Derivative Transactions entered into by the Issuer to hedge its foreign exchange exposure to US Dollars in accordance with the Portfolio Currency Hedging Procedures.

"**US Dollar Payment Account**" means the account of the Issuer with the Account Bank into which US Dollar amounts shall be transferred by the Account Bank on the instructions of the Collateral Administrator on the second Business Day prior to each Payment Date out of (to the extent applicable) the other Accounts and out of which the amounts required to be paid on each Payment Date, each as provided pursuant to the Priorities of Payment, shall be paid.

"**US Dollar Principal Account**" means the interest bearing account of the Issuer with the Account Bank into which US Dollar Principal Proceeds are to be paid.

"**US Dollar Principal Proceeds**" means all amounts (without duplication) paid or payable into the US Dollar Principal Account from time to time pursuant to the Collateral Management Agreement and, with respect to any Payment Date, "**US Dollar Principal Proceeds**" means amounts in US Dollars received or receivable by or on behalf of the Issuer during the related Due Period and any other amounts to be disbursed out of the US Dollar Payment Account as US Dollar Principal Proceeds on such Payment Date in accordance with the Principal Proceeds Priority of Payments.

"**US Dollar Unscheduled Principal Proceeds**" means, with respect to any Collateral Debt Obligation:

(a) with respect to any US Dollar Collateral Debt Obligation (other than an Asset Swap Obligation), principal proceeds prior to the Stated Maturity thereof received as a result of optional redemptions, prepayments (including any acceleration) or Offers (excluding any premia or make whole amounts in excess of the principal amount of such US Dollar Collateral Debt Obligation); and

(b) in the case of any Synthetic Security, Synthetic Collateral (or any amount received upon liquidation thereof) that ceases to be subject to the applicable Synthetic Counterparty's security interest on termination (but not expiration) of such Synthetic Security other than at the option of the Issuer.

"**U.S. Persons**" has the meaning given thereto in Regulation S under the Securities Act.

"**U.S. Residents**" has the meaning specified in the Investment Company Act.

"**VFN Agent**" means the Person acting as agent under the Class A-1 VF Note Purchase Agreement.

"**VFN Agent Fees**" means the fees payable to the VFN Agent in respect of its services in connection with the Class A-1 VF Notes.

"**VFN Commitment Holder(s)**" means the Initial VFN Commitment Holder and any other entity (subject to a maximum of 10 entities) who satisfies the Rating Requirement at the time it becomes a VFN Commitment Holder after the Closing Date in accordance with the Class A-1 VF Note Purchase Agreement.

"**VFN Day Count Fraction**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Dollar LIBOR**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN EURIBOR**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Euro Rate of Interest**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Interest Amount**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Interest Period**" means the period commencing on (and including) the Funding Date to but excluding the next Payment Date (and thereafter from and including one Payment Date to and excluding the next Payment Date) and, in respect of the last VFN Interest Period, the period commencing on (and including) the Payment Date (or, as the case may be, the relevant Funding Date) that immediately precedes the Repayment Date to but excluding the Repayment Date.

"**VFN Rates of Interest**" means the VFN Euro Rate of Interest, the VFN Sterling Rate of Interest and the VFN US Dollar Rate of Interest.

"**VFN Reference Bank**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Register**" means the register which the VFN Agent shall keep in respect of all the VFN Commitment Holders and all the Class A-1 VF Noteholders, the times, dates and currencies of all Drawings, the Commitments applicable to each VFN Commitment Holder, including the amount (if any) of the Commitment that has been transferred, and the dates, amounts and currencies of all payments and repayments.

"**VFN Required Ratings**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Sterling LIBOR**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN Sterling Rate of Interest**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**VFN US Dollar Rate of Interest**" shall have the meaning ascribed to it in the Class A-1 VF Note Purchase Agreement.

"**Whole Business Securitisations**" means a form of securitisation which attaches to the general operating cash flow arising from a particular line or area of business of the originator and is secured by the business generating assets of the originator.

"**Written Resolution**" means any Resolution of the Noteholders in writing, as described in Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*) and as further described in, and as defined in, the Trust Deed.

2. Form and Denomination, Title and Transfer

(a) ***Form and Denomination***

The Notes (other than the Class A-1 VF Notes and the Class F-2 Subordinated Notes) will initially be represented by a separate global note in fully registered form ("**Global Certificates**"), without interest coupons or principal receipts attached, in the applicable

Minimum Denomination and integral multiples of any Authorised Integral Amount in excess thereof. The Notes, interests in which are to be sold in reliance on Regulation S and pursuant to Rule 144A under the Securities Act, will be represented by the Global Certificates, without coupons attached. Notes in definitive form will be issued only in registered form ("**Definitive Certificates**"), and (save for the Class A-1 VF Notes and the Class F-2 Subordinated Notes) only in the limited circumstances described in the Global Certificates, in the applicable Minimum Denomination and integral multiples of any Authorised Integral Amount in excess thereof. Notes in definitive form will not be issued in bearer form.

Each Definitive Certificate and each Class A-1 VF Note will be numbered serially with an identifying number which will be recorded in the register (the "**Register**") and the VFN Register, respectively, which the Issuer shall procure will be kept by the Registrar.

Each Class A-1 VF Note will be represented by a Class A-1 VF Definitive Note in fully registered form, without interest coupons, or principal receipts attached, in the applicable Minimum Denomination and integral multiples of any Authorised Integral Amount in excess thereof and may be drawn in an amount equal to at least the Minimum Drawing Amount.

Each Class F-2 Subordinated Note will be represented by a Class F Definitive Note in fully registered form, without interest coupons, or principal receipts attached, in the applicable Minimum Denomination and integral multiples of any Authorised Integral Amounts in excess thereof.

(b) ***Title to the Registered Notes***

Title to the Notes passes upon registration of transfers in the Register (and, in the case of the Class A-1 VF Notes, in the VFN Register) in accordance with the provisions of the Agency Agreement, the Trust Deed and, in the case of the Class A-1 VF Notes, the Class A-1 VF Note Purchase Agreement. The Notes will be transferable only on the books of the Issuer and its agents. The registered holder of any Note will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it, or its theft or loss) and no person will be liable for so treating the holder.

(c) ***Transfer***

One or more Notes may be transferred in whole or in part in nominal amounts of the applicable Authorised Denomination only upon the surrender, at the specified office of the Registrar, of the Definitive Certificate representing such Note(s) to be transferred, with the form of transfer endorsed on such Definitive Certificate duly completed and executed and together with such other evidence as the Registrar may reasonably require, including, the relevant form of transfer certificate as specified in the Trust Deed. In the case of a transfer of part only of a holding of Notes represented by one Definitive Certificate, a new Definitive Certificate will be issued to the transferee in respect of the part transferred and a further new Definitive Certificate in respect of the balance of the holding not transferred will be issued to the transferor. No transfer of a Definitive Certificate will be valid unless and until entered on the Register or VFN Register, as appropriate.

(d) ***Delivery of New Definitive Certificates***

Each new Definitive Certificate to be issued pursuant to Condition 2(c) (*Transfer*) will be available for delivery within seven Business Days of receipt of such form of transfer or of surrender of an existing Definitive Certificate upon partial redemption. Delivery of new Definitive Certificate(s) shall be made at the specified office of the Registrar, as the case may be, to whom delivery or surrender shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the form of transfer or otherwise in writing, shall be mailed by pre-paid first class post, at the risk of the holder entitled to the new

Definitive Certificates, to such address as may be so specified. In this Condition 2(d) (*Delivery of New Definitive Certificates*), "**Business Day**" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the Registrar.

(e) ***Transfer Free of Charge***

Transfer of Definitive Certificates representing such Notes in accordance with these Conditions on registration or transfer will be effected without charge by or on behalf of the Issuer, the Registrar but upon payment (or the giving of such indemnity as the Registrar may require in respect thereof) of any tax or other governmental charges which may be imposed in relation to it. Transfers of the Class A-1 VF Notes and corresponding rights and obligations under the Class A-1 VF Note Purchase Agreement are subject to the applicable transfer fees pursuant to the Class A-1 VF Note Purchase Agreement.

(f) ***Closed Periods***

No Noteholder may require the transfer of a Note to be registered (i) during the period of 15 calendar days ending on the due date for redemption (in full) of that Note or (ii) during the period of seven calendar days ending on (and including) any Record Date.

(g) ***Regulations Concerning Transfer and Registration***

All transfers of Notes and entries on the Register will be made subject to the detailed regulations concerning the transfer of Notes scheduled to the Trust Deed and, in the case of the Class A-1 VF Notes, in the Class A-1 VF Note Purchase Agreement, including without limitation that a transfer of Notes in breach of certain of such regulations will result in such transfer being void *ab initio*. The regulations may be changed by the Issuer in any manner which is reasonably required by the Issuer (after consultation with the Trustee) to reflect changes in legal or regulatory requirements or in any other manner which, in the opinion of the Issuer (after consultation with the Trustee and subject to not less than 60 days' notice of any such change having been given to the Noteholders in accordance with Condition 16 (*Notices*)), is not prejudicial to the interests of the holders of the relevant Class of Notes. A copy of the current regulations may be inspected at the offices of the Issuer during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the term of the Notes and will be sent by the Registrar to any Noteholder who so requests.

(h) ***Forced Transfer of Rule 144A Notes and Restricted Class F-2 Subordinated Notes***

If the Issuer or the Trustee determines at any time that a U.S. holder of a Rule 144A Note is not a QIB/QP or that a holder of a Restricted Class F-2 Subordinated Note is not an Accredited Investor/Eligible ICA Investor or that any holder of a Restricted Class F-2 Subordinated Note has made or been deemed to have made an ERISA related representation that is false or misleading regarding the beneficial ownership if it causes a violation of the 25 per cent. limitation (any such person, a "**Non-Permitted Holder**"), the Issuer or the Trustee may direct such holder to sell or transfer its Notes outside the United States to a non-U.S. Person or within the United States to a U.S. Person that is a QIB/QP or in the case of a Restricted Class F-2 Subordinated Note an Accredited Investor/Eligible ICA Investor within 30 days following receipt of such notice. If such holder fails to sell or transfer its Notes within such period, such holder may be required by the Issuer or the Trustee to sell such Rule 144A Notes or Restricted Class F-2 Subordinated Notes, as applicable to a purchaser selected by the Issuer or the Trustee on such terms as the Issuer or the Trustee may choose, subject to the transfer restrictions set out herein. The Issuer or the Trustee may select the purchaser by soliciting one or more bids from one or more brokers or other market professionals that regularly deal in securities similar to such Rule 144A Notes and Restricted Class F-2 Subordinated Notes and selling such Notes to the highest such bidder. However, the Issuer or the Trustee may select a purchaser by any other means determined by it in its

sole discretion. Each Noteholder and each other Person in the chain of title from the permitted Noteholder to the Non-Permitted Holder by its acceptance of an interest in such Rule 144A Notes or Restricted Class F-2 Subordinated Notes agrees to co-operate with the Issuer and the Trustee to effect such transfers. The proceeds of such sale, net of any commissions, expenses and taxes due in connection with such sale shall be remitted to the selling Noteholder. The terms and conditions of any sale hereunder shall be determined in the sole discretion of the Issuer or the Trustee, subject to the transfer restrictions set out herein, and neither the Issuer nor the Trustee shall be liable to any Person having an interest in the Notes sold as a result of any such sale or the exercise of such discretion. The Issuer and the Trustee reserve the right to require any holder of Notes to submit a written certification substantiating that it is a QIB/QP (in the case of a Rule 144A Note), an Accredited Investor/Eligible ICA Investor (in the case of the Restricted Class F-2 Subordinated Notes) or a non-U.S. Person. If such holder fails to submit any such requested written certification on a timely basis, the Issuer and the Trustee have the right to assume that the holder of the Notes from whom such a certification is requested is not a QIB/QP (in the case of a Rule 144A Note), an Accredited Investor/Eligible ICA Investor (in the case of the Restricted Class F-2 Subordinated Notes) or a non-U.S. Person. Furthermore, the Issuer and the Trustee reserve the right to refuse to honour a transfer of beneficial interests in a Rule 144A Note or Restricted Class F-2 Subordinated Notes, as applicable to any person who is not either a non-U.S. Person, a U.S. Person that is a QIB/QP or, in the case of the Restricted Class F-2 Subordinated Notes, a U.S. Person that is an Accredited Investor/Eligible ICA Investor or, in the case of the transfer of a Restricted Class F-2 Subordinated Note, to a person with respect to whom the Issuer or the Trustee become aware that such transfer would cause a violation of the 25 per cent. limitation.

3. Status

(a) *Status*

The Notes of each Class constitute direct, general, secured, unconditional obligations of the Issuer, recourse in respect of which is limited in the manner described in Condition 4(c) (*Limited Recourse*). The Notes of each Class are secured in the manner described in Condition 4(a) (*Security*) and, within each Class, shall at all times rank *pari passu* and without any preference amongst themselves (other than the Class A Notes) which will be redeemed and repaid in accordance with the Note Payment Sequence.

(b) *Relationship Among the Classes*

The Notes of each Class are constituted by the Trust Deed and are secured on the Collateral as further described in the Trust Deed.

Payment of interest and any applicable Commitment Fee (if any) on the Class A Notes will be senior to payments of interest on the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes; payment of interest on the Class A-2a Notes will be senior to payments of interest on the Class A-2b Notes; payment of interest on the Class B Notes will be subordinated in right of payment to payments of interest in respect of the Class A Notes, but senior in right of payment to payments of interest in respect of the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes; payment of interest on the Class C Notes will be subordinated in right of payment to payments of interest in respect of the Class A Notes and the Class B Notes, but senior in right of payment to payments of interest on the Class D Notes, the Class E Notes and the Class F Subordinated Notes; payment of interest on the Class D Notes will be subordinated in right of payment to payments of interest on the Class A Notes, the Class B Notes and the Class C Notes, but senior in right of payment to payments of interest on the Class E Notes and the Class F Subordinated Notes; payment of interest on the Class E Notes will be subordinated in right of payment to payments of interest on the Class A Notes, the Class B Notes, the Class C

Notes and the Class D Notes, but senior in right of payment to payments of interest on the Class F Subordinated Notes. Payment of Interest Proceeds on the Class F Subordinated Notes will be subordinated in right of payment to or in respect of each of the other Classes of Notes.

No amount of principal (for the avoidance of doubt, excluding Deferred Interest) in respect of the Class B Notes shall become due and payable until redemption and payment in full of the Class A Notes. No amount of principal in respect of the Class A-2b Notes shall become due and payable until redemption and payment in full of the Class A-2a Notes. No amount of principal (for the avoidance of doubt, excluding Deferred Interest) in respect of the Class C Notes shall become due and payable until redemption and payment in full of the Class A Notes and the Class B Notes. No amount of principal (for the avoidance of doubt, excluding Deferred Interest) in respect of the Class D Notes shall become due and payable until redemption and payment in full of the Class A Notes, the Class B Notes and the Class C Notes. No amount of principal (for the avoidance of doubt, excluding Deferred Interest) in respect of the Class E Notes shall become due and payable until redemption and payment in full of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes. The Class F Subordinated Notes will be entitled to receive, out of Principal Proceeds, the amounts described under the Principal Proceeds Priority of Payments. Payments on the Class F Subordinated Notes are subordinated to payments on the Senior Notes and other amounts described in the Interest Proceeds Priority of Payments and the Principal Proceeds Priority of Payments, and no payments out of Principal Proceeds will be made on the Class F Subordinated Notes until the Rated Notes and other payments ranking prior to the Class F Subordinated Notes in accordance with the Priorities of Payment are paid in full in each case, in accordance with the Note Payment Sequence, Multi-Currency Provisions or Pari Passu Provisions, as applicable.

(c) ***Priorities of Payment***

The Collateral Administrator shall (on the basis of the Payment Date Report prepared by the Collateral Administrator in consultation with the Collateral Manager pursuant to the terms of the Collateral Management Agreement on each Determination Date), on behalf of the Issuer, on each Payment Date cause the Account Bank to disburse Interest Proceeds and Principal Proceeds transferred to the Payment Accounts by the second Business Day prior thereto, or, in the case of (iii) below, the Collateral Enhancement Accounts in accordance with the following Priorities of Payment set out in this Condition 3(c) (*Priorities of Payment*) (for the avoidance of doubt, the Issuer is not required to satisfy any of the Coverage Tests prior to the Effective Date).

The calculation of any Coverage Test on any Determination Date shall be made after giving effect to all payments to be made pursuant to all subclauses of the Priorities of Payments, as applicable, payable on the Payment Date following such Determination Date. In addition, no Principal Proceeds will be used to pay a subordinated Class of Notes (determined by reference to the Note Payment Sequence) on a Payment Date if, after giving effect to such payment, any Coverage Test of a more senior Class of Notes is failing on such Payment Date or would fail as a result of such application of the Principal Proceeds on such Payment Date.

(i) ***Application of Interest Proceeds***

Interest Proceeds in respect of a Due Period (to the extent not paid as set out in Condition 3(j) (*Payments to and from the Accounts*)) shall be paid on the Payment Date immediately following such Due Period as follows (with payments to be made from Euro Interest Proceeds for amounts denominated in Euro, payments to be made from Sterling Interest Proceeds for amounts denominated in Sterling and payments to be made from US Dollar Interest Proceeds for amounts denominated in US Dollars in each case subject to the Multi-Currency Provisions in Condition 3(c)(iv)

(*Multi-Currency Provisions*) or the Pari Passu Provisions in Condition 3(c)(v) (*Pari Passu Provisions*), as applicable:

(A) to the payment of €500 to the Issuer for deposit into the Issuer Irish Account (the "**Issuer Fee**") and to the payment of taxes owing by the Issuer accrued in respect of the related Due Period, as certified by an Authorised Officer of the Issuer to the Trustee, if any (save for Irish corporate income tax in relation to the Issuer Fee and save for any value added tax payable in respect of any Collateral Management Fee);

(B) to the payment of accrued and unpaid Trustee Fees and Expenses up to an amount equal to the Senior Expenses Cap in respect of the related Due Period less any amounts paid pursuant to Condition 3(j)(iv)(9) (*Euro Interest Account*), Condition 3(j)(v)(9) (*Sterling Interest Account*) and Condition 3(j)(vi)(9) (*US Dollar Interest Account*) during such related Due Period; provided that the Senior Expenses Cap shall not apply to this paragraph at any time following the taking of any Enforcement Action (as defined in Condition 11(b) (*Enforcement*)) by the Trustee;

(C) to the payment of any amounts due and payable to the Liquidity Facility Provider pursuant to Clause 8 (*Repayment*), paragraphs (a) and (b) of Clause 10.1 (*Interest Rate*) (excluding any interest on account of "Additional Percentage" pursuant to such clause) and Clause 20.1 (*Commitment Fee*) of the Liquidity Facility Agreement;

(D) to the payment on a *pro rata* and *pari passu* basis of Administrative Expenses (in relation to each item thereof except for paragraph (o), up to an amount equal to the Senior Expenses Cap in respect of the related Due Period) less any amounts paid up to an amount equal to the Senior Expenses Cap pursuant to paragraph (B) above or paid out of the Interest Accounts pursuant to Condition 3(j) (*Payments to and from the Accounts*) provided that the Senior Expenses Cap shall not apply to this paragraph at any time following the taking of Enforcement Action by the Trustee;

(E) to the payment to the Collateral Manager of the Senior Collateral Management Fee due and payable on such Payment Date and any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority) up to an amount in aggregate of such fee and value added tax and, thereafter, to the payment of any Senior Collateral Management Fee due and payable but not paid pursuant to this paragraph (E) (excluding any Deferred Collateral Management Amount) on any prior Payment Date (together with accrued interest at the rate of EURIBOR plus 2 per cent. per annum) and to the payment of any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority); except that the Collateral Manager may, in its sole discretion, elect to (x) designate for reinvestment or (y) defer payment of some or all of the amounts that would have been payable to the Collateral Manager under this paragraph (E) (any such amounts, being a "**Deferred Collateral Management Amount**") on any Payment Date, provided that any such amount in the case of (x) shall be (i) used to purchase Substitute Collateral Debt Obligations or (ii) deposited in the Principal Accounts pending reinvestment in Substitute Collateral Debt Obligations or in the case of (y), shall be applied to the payment of amounts in accordance with paragraphs (F) through (U) and (W) through (LL) below subject to the Collateral Manager having notified the Collateral Administrator in writing

not later than one Business Day prior to the relevant Determination Date of any amounts to be so applied;

(F) to the payment on a *pro rata* basis, of (i) any Scheduled Periodic Asset Swap Payments and any Scheduled Periodic Interest Rate Hedge Payment (in each case, to the extent not paid out of funds available for such purpose within the Restricted Currency Account), (ii) any Scheduled Periodic Credit Short Obligation Payments due and payable under any Credit Short Obligation, (iii) any payments due and payable under FX Derivative Transactions (including any termination payments payable to any FX Derivative Counterparty) and (iv) any Scheduled Periodic Offsetting Credit Default Swap Payments due and payable under any Offsetting Credit Default Swap;

(G) to the payment on a pro rata basis of (i) any Asset Swap Termination Payments due to any Asset Swap Counterparty (to the extent not covered by Asset Swap Replacement Receipts) and any Interest Rate Hedge Termination Payments, other than Defaulted Hedge Termination Payments, in each case to the extent not paid out of Sale Proceeds or funds available for such purpose within the Principal Accounts, (ii) any Credit Short Obligation Termination Payments other than Defaulted Credit Short Obligation Termination Payments due and payable to the extent not previously paid and to the extent not covered by Credit Short Obligation Replacement Receipts (iii) any FX Derivative Termination Payments other than Defaulted FX Derivative Termination Payments due and payable to the extent not previously paid and to the extent not covered by FX Derivative Replacement Receipts and (iv) any Offsetting Credit Default Swap Termination Payments other than Defaulted Offsetting Credit Default Swap Termination Payments due and payable under the Offsetting Credit Default Swap to the extent not previously paid and to the extent not covered by Offsetting Credit Default Swap Replacement Receipts (and for the avoidance of doubt, Credit Short Obligation Termination Payments, Offsetting Credit Default Swap Termination Payments and FX Derivative Termination Payments may be paid prior to the relevant Payment Date provided that sufficient funds are available to pay the amounts referred to in paragraphs (A) to (F) above on the next Payment Date as reasonably determined by the Collateral Manager);

(H) to the payment on a *pro rata* basis of all Interest Amounts due and payable on the Class A Notes (including Commitment Fees due and payable by the Issuer to the VFN Commitment Holder under the Class A-1 VF Notes) in respect of the Accrual Period or VFN Interest Period (as applicable) ending on such Payment Date, provided that Interest Amounts due and payable on the Class A-2 Notes shall be paid in the following sequential order:

(i) firstly, to the payment on a *pro rata* basis of all Interest Amounts due and payable on the Class A-2a Notes; and

(ii) secondly, to the payment on a *pro rata* basis of all Interest Amounts due and payable on the Class A-2b Notes,

provided that, to the extent that in aggregate Euro Interest Proceeds, Sterling Interest Proceeds and US Dollar Interest Proceeds are insufficient to pay such Interest Amounts on the Class A Notes in full, the provisions of Condition 3(c)(iv) (*Multi-Currency Provisions*) shall not apply and the Pari Passu Provisions in Condition 3(c)(v) (*Pari Passu Provisions*) shall be applied instead among the Class A Notes on a *pro rata* and *pari passu* basis.

(I) in the event that either of the Class A Coverage Tests is not satisfied on the related Determination Date on or after the Effective Date, to the redemption of the Class A Notes in accordance with the Note Payment Sequence, to the extent necessary to cause the Class A Coverage Tests to be met if recalculated following such redemption;

(J) to the payment on a *pro rata* basis of all Interest Amounts due and payable on the Class B Notes in respect of the Accrual Period ending on such Payment Date;

(K) in the event that either of the Class B Coverage Tests is not satisfied on the related Determination Date on or after the Effective Date, to the payment in accordance with the Note Payment Sequence, to the extent necessary to cause the Class B Coverage Tests to be met if recalculated following such redemption;

(L) to the payment on a *pro rata* basis of any Deferred Interest on the Class B Notes which is due and payable pursuant to Condition 6(c) (*Deferral of Interest*);

(M) to the payment on a *pro rata* basis of the Interest Amounts due and payable on the Class C Notes in respect of the Accrual Period ending on such Payment Date;

(N) in the event that either of the Class C Coverage Tests is not satisfied on the related Determination Date on or after the Effective Date, to the payment in accordance with the Note Payment Sequence, to the extent necessary to cause the Class C Coverage Tests to be met if recalculated following such redemption;

(O) to the payment on a *pro rata* basis of any Deferred Interest on the Class C Notes which is due and payable pursuant to Condition 6(c) (*Deferral of Interest*);

(P) to the payment on a *pro rata* basis of the Interest Amounts due and payable on the Class D Notes in respect of the Accrual Period ending on such Payment Date;

(Q) in the event that either of the Class D Coverage Tests is not satisfied on the related Determination Date on or after the Effective Date, to the payment in accordance with the Note Payment Sequence, to the extent necessary to cause the Class D Coverage Tests to be met if recalculated following such redemption;

(R) to the payment on a *pro rata* basis of any Deferred Interest on the Class D Notes which is due and payable pursuant to Condition 6(c) (*Deferral of Interest*);

(S) to the payment on a *pro rata* basis of the Interest Amounts due and payable on the Class E Notes in respect of the Accrual Period ending on such Payment Date;

(T) in the event that any Class E Notes remain Outstanding and the Class E Par Value Test is not satisfied on the related Determination Date on or after the Effective Date, to the redemption of the Class E Notes to the extent necessary to cause the Class E Par Value Test to be met if recalculated following such redemption;

(U) to the payment on a *pro rata* basis of any Deferred Interest on the Class E Notes which is due and payable pursuant to Condition 6(c) (*Deferral of Interest*);

(V) to the payment to the Collateral Manager of any Deferred Collateral Management Amount which has been designated for reinvestment or payment of which has been deferred under paragraphs (E) and (DD) in respect of a previous Payment Date and not subsequently paid to the Collateral Manager;

(W) on the Payment Date following the Effective Date and each Payment Date thereafter to the extent required, in the event of the occurrence of an Effective Date Rating Event which is continuing on the second Business Day prior to such Payment Date, to redeem and repay the Rated Notes in accordance with the Note Payment Sequence or, if earlier, until an Effective Date Rating Event is no longer continuing;

(X) during the Reinvestment Period, in the event that, on any Payment Date during such period after giving effect to the payment of all amounts payable in respect of (A) through (W) (inclusive) above, the Reinvestment Diversion Threshold has not been met, to the payment to the relevant Principal Account for the acquisition of additional Collateral Debt Obligations in an amount equal to the lesser of (1) 25 per cent. of all remaining Interest Proceeds available for payment and (2) the amount which would be sufficient to cause the Reinvestment Diversion Threshold to be met;

(Y) to the payment to the Collateral Manager of any Deferred Collateral Management Amount which has been designated for reinvestment or payment of which has been deferred under paragraphs (DD), (EE), (JJ) and (LL) in respect of a previous Payment Date and not subsequently paid to the Collateral Manager;

(Z) to the payment of Trustee Fees and Expenses (if any) not paid by reason of the Senior Expenses Cap;

(AA) to the payment on a *pro rata* and *pari passu* basis of Administrative Expenses in relation to each item thereof not paid by reason of the Senior Expenses Cap (if any), in relation to each item thereof;

(BB) to the payment on a pro rata basis of (i) any Defaulted Hedge Termination Payments due to any Hedge Counterparty, (ii) any Defaulted Credit Short Obligation Termination Payments due to any Credit Short Obligation Counterparty to the extent not paid from the Credit Short Obligation Replacement Receipt paid to the Issuer by the replacement Credit Short Obligation Counterparty under the Replacement Credit Short Obligation (if any) (iii) any Defaulted FX Derivative Termination Payments due to any FX Derivative Counterparty to the extent not paid from the FX Derivative Replacement Receipt paid to the Issuer by the replacement FX Derivative Counterparty under the Replacement FX Derivative Transaction (if any) and (iv) any Defaulted Offsetting Credit Default Swap Termination Payments due to any Offsetting Credit Default Swap Counterparty to the extent not paid from the Offsetting Credit Default Swap Replacement Receipt paid to the Issuer by the replacement Offsetting Credit Default Swap Counterparty under the Replacement Offsetting Credit Default Swap (if any);

(CC) regardless of whether the payments pursuant to paragraph (BB) have been made in full or not but subject to the terms thereof, to the payment, on a pro

rata and pari passu basis, of (i) any Credit Short Obligation Replacement Payments due to any replacement Credit Short Obligation Counterparty and (ii) any Offsetting Credit Default Swap Replacement Payments due to any replacement Offsetting Credit Default Swap Counterparty;

(DD) to the payment to the Collateral Manager of any unpaid Senior Collateral Management Fee not paid pursuant to paragraph (E) above on any prior Payment Dates and any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority) and to the extent not paid in full under paragraph (V) above; except that the Collateral Manager may, in its sole discretion, elect to (x) designate for reinvestment or (y) defer payment of some or all of the amounts that would have been payable to the Collateral Manager under this paragraph (DD) (any such amounts being a "**Deferred Collateral Management Amount**") on any Payment Date, provided that any such amount in the case of (x), shall be (i) used to purchase Substitute Collateral Debt Obligations or (ii) deposited in the Principal Accounts pending reinvestment in Substitute Collateral Debt Obligations and in the case of (y), shall be applied to the payment of amounts in accordance with paragraphs (EE) through (MM) below subject to the Collateral Manager having notified the Collateral Administrator in writing not later than one Business Day prior to the relevant Determination Date of any amounts to be so applied;

(EE) to the payment to the Collateral Manager of the Subordinated Collateral Management Fee due on such Payment Date and any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority) and, thereafter, to the payment on a *pro rata* basis of any unpaid Subordinated Collateral Management Fee (together with accrued interest at the rate of EURIBOR plus 2 per cent. per annum) and any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority); except that the Collateral Manager may, in its sole discretion, elect to (x) designate for reinvestment or (y) defer payment of some or all of the amounts that would have been payable to the Collateral Manager under this paragraph (EE) (any such amounts being a "**Deferred Collateral Management Amount**") on any Payment Date, provided that any such amount in the case of (x), shall be (i) used to purchase Substitute Collateral Debt Obligations or (ii) deposited in the Principal Accounts pending reinvestment in Substitute Collateral Debt Obligations and in the case of (y), shall be applied to the payment of amounts in accordance with paragraphs (FF) through (MM) below subject to the Collateral Manager having notified the Collateral Administrator in writing not later than one Business Day prior to the relevant Determination Date of any amounts to be so applied;

(FF) to the payment to the Collateral Manager of the Make Whole Tax Event Fee, if any is due on such Payment Date and to the payment of any value added tax in respect thereof (whether payable to the Collateral Manager or directly to the relevant taxing authority) and to the payment of any Make Whole Tax Event Fee due and payable but not previously paid pursuant to this paragraph (FF) (together with accrued interest on such amount at the rate of EURIBOR plus 2 per cent. per annum);

(GG) at the discretion of the Collateral Manager acting on behalf of the Issuer, save for upon the Payment Date on which the Class F Subordinated Notes are to be redeemed and paid in full, to payment into the Collateral Enhancement Accounts up to a maximum aggregate amount (taking into account all

payments to the Collateral Enhancement Accounts on any prior Payment Date) of €3,600,000;

(HH) at the discretion of the Collateral Manager acting on behalf of the Issuer, (subject to receipt of Rating Agency Confirmation,) to payment into the FX Derivative Reserve Account of amounts up to €2,000,000 required by the Collateral Manager to make the payments in respect of any FX Derivative Transaction including any US Dollar Options or Sterling Options;

(II) until the Current Incentive Collateral Management Fee Threshold has been reached (after taking into account all prior distributions to Class F Subordinated Noteholders and any distributions to be made to Class F Subordinated Noteholders on such Payment Date) the balance, if any, to the payment of interest on the Class F Subordinated Notes on a *pro rata* basis;

(JJ) to the payment to the Collateral Manager of the Current Incentive Collateral Management Fee Balance and any value added tax in respect thereof; except that (and without double counting) the Collateral Manager may, in its sole discretion, elect to (x) designate for reinvestment or (y) defer payment of some or all the amount that would have been payable under this paragraph (JJ) (any such amounts being a "**Deferred Collateral Management Amount**") on any Payment Date, provided that any such amount in the case of (x) shall be (i) used to purchase Substitute Collateral Debt Obligations or (ii) deposited in the relevant Principal Account pending reinvestment in Substitute Collateral Debt Obligations and in the case of (y), shall be applied to the payment of amounts in accordance with paragraphs (KK) through (MM) below subject to the Collateral Manager having notified the Collateral Administrator in writing not later than one Business Day prior to the relevant Determination Date of any amounts to be so applied;

(KK) until the Final Incentive Collateral Management Fee Threshold has been reached (after taking into account all prior distributions to Class F Subordinated Noteholders and any distributions to be made to Class F Subordinated Noteholders on such Payment Date) the balance, if any, to the payment of interest on the Class F Subordinated Notes on a *pro rata* basis;

(LL) 50 per cent. of the remaining Interest Proceeds to the payment to the Collateral Manager of the Final Incentive Collateral Management Fee Balance and any value added tax in respect thereof; except that (and without double counting) the Collateral Manager may, in its sole discretion, elect to (x) designate for reinvestment or (y) defer payment of some or all the amount that would have been payable under this paragraph (LL) (any such amounts being a "**Deferred Collateral Management Amount**") on any Payment Date, provided that any such amount in the case of (x), shall be (i) used to purchase Substitute Collateral Debt Obligations or (ii) deposited in the relevant Principal Account pending reinvestment in Substitute Collateral Debt Obligations and in the case of (y), shall be applied to the payment of the amount specified in paragraph (MM) below subject to the Collateral Manager having notified the Collateral Administrator in writing not later than one Business Day prior to the relevant Determination Date of any amounts to be so applied; and

(MM) the balance to the Class F Subordinated Noteholders on a *pari passu* basis.

In addition, for the avoidance of doubt, during the term of the appointment of a Disposal Agent (if any) and until a Successor Collateral Manager is appointed in accordance with the Collateral Management Agreement, all payments in respect to

the fees payable to the Disposal Agent shall be payable in the same priority as the Senior Collateral Management Fee, Subordinated Collateral Management Fee, Current Incentive Management Fee Balance and Final Incentive Management Fee Balance and in an amount up to such fees, as set out in the Disposal Agreement. Furthermore, the Collateral Management Fee may be waived or reduced for any series of Class F Subordinated Notes by the Collateral Manager in its sole discretion.

(ii) ***Application of Principal Proceeds***

Principal Proceeds in respect of a Due Period (to the extent not paid as set out in Condition 3(j) (*Payments to and from the Accounts*) shall be paid on the Payment Date immediately following such Due Period as follows (with payments to be made from Euro Principal Proceeds for amounts denominated in Euro, payments to be made from Sterling Principal Proceeds for amounts denominated in Sterling and payments to be made from US Dollar Principal Proceeds for amounts denominated in US Dollars, in each case subject to Condition 3(c)(iv) (*Multi-Currency Provisions*) or the Pari Passu Provisions in Condition 3(c)(v) (*Pari Passu Provisions*)) as applicable:

(A) to the payment on a sequential basis of the amounts referred to in paragraphs (A) through (W) inclusive of the Interest Proceeds Priority of Payments (but excluding paragraph (T)) above, in each case in the order of priority set out therein, but only to the extent not paid in full thereunder (provided that amounts payable pursuant to paragraph (F)(ii) of the Interest Proceeds Priority of Payments may only be paid if the Par Value Tests are satisfied after giving effect to such payments);

(B) (1) in an amount equal to the Special Redemption Amount (if any) applicable to such Payment Date if it is a Special Redemption Date and (2) in an amount equal to all remaining Principal Proceeds in the event of any redemption of the Notes pursuant to Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*), Condition 7(h) (*Redemption Following Note Tax Event*) and any other applicable optional redemption provisions (i) to the payment in accordance with the Note Payment Sequence and thereafter (ii) to the payment on a sequential basis of the amounts referred to in paragraphs (Y) through (LL) (inclusive, but excluding paragraphs (GG) and (HH)) of the Interest Proceeds Priority of Payments, but only to the extent not paid in full thereunder;

(C) (i) during the Reinvestment Period, either to the purchase of Substitute Collateral Debt Obligations or to the relevant Principal Account pending reinvestment in Substitute Collateral Debt Obligations at a later date;

(ii) after the Reinvestment Period, all Principal Proceeds (other than those permitted to be and actually designated for reinvestment in accordance with the terms of the Collateral Management Agreement), in redemption of the Notes in accordance with the Note Payment Sequence;

(D) to the payment on a sequential basis of the amounts referred to in paragraphs (Y) through (LL) (inclusive) (but excluding paragraphs (GG) and (HH)) of the Interest Proceeds Priority of Payments, but only to the extent not paid in full thereunder.

In addition, for the avoidance of doubt, during the term of the appointment of a Disposal Agent (if any) and until a Successor Collateral Manager is appointed in accordance with the Collateral Management Agreement, all payments in respect to

the fees payable to the Disposal Agent shall be payable in the same priority as the Senior Collateral Management Fee, Subordinated Collateral Management Fee, Current Incentive Management Fee Balance and Final Incentive Management Fee Balance and in an amount up to such fees, as set out in the Disposal Agreement. Furthermore, the Collateral Management Fee may be waived or reduced for any series of Class F Subordinated Notes by the Collateral Manager in its sole discretion.

(iii) ***Collateral Enhancement Obligation Proceeds Priority of Payments***

Prior to and following the enforcement of the security over the Collateral, any Collateral Enhancement Obligation Proceeds (save for amounts representing the Sale Proceeds in excess of the purchase price standing to the credit for any Collateral Enhancement Obligation that is sold, which have been either (i) credited or (ii) transferred (pursuant to Condition 3(j)(xiii)(4) (*Collateral Enhancement Accounts*)) to the Principal Accounts or the Interest Accounts at the Collateral Manager's discretion) received by the Issuer during a Due Period, will, on the relevant Payment Date, at the option of the Issuer, or the Collateral Manager acting on behalf of the Issuer, either (1) be paid to the Class F Subordinated Noteholders on a *pro rata* basis (determined by reference to the proportion that the principal amount of the Class F Subordinated Notes held by Class F Subordinated Noteholders bears to the Principal Amount Outstanding of the Class F Subordinated Notes and, upon redemption in full thereof, by reference to that proportion immediately prior to such redemption) and/or (2) retained in the Collateral Enhancement Accounts.

(iv) ***Multi-Currency Provisions***

To the extent that there is in aggregate a sufficient amount of Euro Interest Proceeds, Sterling Interest Proceeds and US Dollar Interest Proceeds or Euro Principal Proceeds, Sterling Principal Proceeds and US Dollar Principal Proceeds available to make payment obligations falling due under the same paragraph of the Priorities of Payment on a Payment Date, the Collateral Manager (acting on behalf of the Issuer) shall direct:

(A) the Collateral Administrator to procure that Euro Interest Proceeds and/or Euro Principal Proceeds, as applicable, be applied towards the payment of such amounts which are denominated in Euro, and Sterling Interest Proceeds and/or Sterling Principal Proceeds, as applicable, be applied towards the payment of such amounts denominated in Sterling, and US Dollar Interest Proceeds and US Dollar Principal Proceeds, as applicable, be applied towards the payment of such amounts denominated in US Dollars in applying any amounts payable pursuant to the Priorities of Payment; and

(B) to the extent that following application as provided in paragraph (A) above, there is an insufficient amount of Euro Interest Proceeds and Euro Principal Proceeds (as applicable) available to meet payment obligations falling due in Euro pursuant to any other relevant paragraph of the Priorities of Payment on a Payment Date, but there is more than a sufficient amount of Sterling Interest Proceeds and Sterling Principal Proceeds (as applicable) and/or US Dollar Interest Proceeds and US Dollar Principal Proceeds (as applicable) available pursuant to such paragraph (if any), the Collateral Administrator shall convert at the Spot Rate such portion of the excess Sterling Interest Proceeds and Sterling Principal Proceeds (as applicable) and/or US Dollar Interest Proceeds and US Dollar Principal Proceeds (as applicable) as is necessary to ensure payment of the obligations due and payable in Euro; and/or

(C) to the extent that following application as provided in paragraph (A) above, there is an insufficient amount of Sterling Interest Proceeds and Sterling Principal Proceeds (as applicable) available to meet payment obligations falling due in Sterling pursuant to any other relevant paragraph of the Priorities of Payment on a Payment Date, but there is more than a sufficient amount of Euro Interest Proceeds and Euro Principal Proceeds (as applicable) and/or US Dollar Interest Proceeds and US Dollar Principal Proceeds (as applicable) available pursuant to such paragraph (if any), the Collateral Administrator, at the direction of the Collateral Manager, shall (i) in accordance with the Portfolio Currency Hedging Procedures sell or exercise any FX Derivative Transactions and/or (ii) convert at the Spot Rate such portion of the excess Euro Interest Proceeds and Euro Principal Proceeds (as applicable) and/or convert at the Spot Rate US Dollar Interest Proceeds and US Dollar Principal Proceeds (as applicable) as is necessary to ensure payment of the obligations due and payable in Sterling; and/or

(D) to the extent that following application as provided in paragraph (A) above, there is an insufficient amount of US Dollar Interest Proceeds and US Dollar Principal Proceeds (as applicable) available to meet payment obligations falling due in US Dollars pursuant to any other relevant paragraph of the Priorities of Payment on a Payment Date, but there is more than a sufficient amount of Euro Interest Proceeds and Euro Principal Proceeds (as applicable) and/or Sterling Interest Proceeds and Sterling Principal Proceeds (as applicable) available pursuant to such paragraph (if any), the Collateral Administrator, at the direction of the Collateral Manager, shall (i) in accordance with the Portfolio Currency Hedging Procedures sell or exercise any FX Derivative Transactions and/or (ii) convert at the Spot Rate such portion of the excess Euro Interest Proceeds and Euro Principal Proceeds (as applicable) and/or convert at the Spot Rate such portion of the excess Sterling Interest Proceeds and Sterling Principal Proceeds (as applicable) as is necessary to ensure payment of the obligations due and payable in US Dollars.

(v) ***Pari Passu Provisions***

To the extent there is an insufficient amount of (i) any or all Euro Interest Proceeds, Sterling Interest Proceeds and/or US Dollar Interest Proceeds, or (ii) any or all Euro Principal Proceeds, Sterling Principal Proceeds and/or US Dollar Principal Proceeds available to meet the aggregate payment obligations falling due pursuant to the same paragraph of the Priorities of Payment where this Condition 3(c)(v) (*Pari Passu Provisions*) is specified to be applicable, the Collateral Administrator (in conjunction with the Collateral Manager) shall (i) in accordance with the Portfolio Currency Hedging Procedures sell or exercise any FX Derivative Transactions and/or (ii) convert at the Spot Rate on the specified date such minimum possible amount of Euro, Sterling or US Dollar to ensure that the relevant shortfall is borne between all obligations falling due pursuant to such paragraph in equal percentage shares of the outstanding principal amount of such obligations. The method of currency conversion set out in this Condition 3(c)(v) (*Pari Passu Provisions*) shall be referred to as the "**Pari Passu Provisions**". For the avoidance of doubt, payment obligations on the Class A-2a Notes will be paid in priority to payment obligations on the Class A-2b Notes.

(d) ***Non-payment of Amounts***

Failure on the part of the Issuer to pay the Interest Amounts due and payable on any Class of Notes pursuant to Condition 6 (*Interest*) and the Priorities of Payment by reason solely that

there are insufficient funds standing to the credit of the relevant Payment Accounts shall not be an Event of Default unless and until (i) such failure continues for a period of least five days and (ii) (A) in the case of non-payment of interest due and payable on the Class B Notes, the Class A Notes have been redeemed in full, (B) in the case of non-payment of interest due and payable on the Class C Notes, the Class B Notes have been redeemed in full, (C) in the case of non-payment of interest due and payable on the Class D Notes, the Class C Notes have been redeemed in full and (D) in the case of non-payment of interest due and payable on the Class E Notes, the Class D Notes have been redeemed in full, and save in each case as the result of any deduction therefrom or the imposition of withholding thereon as set out in Condition 9 (*Taxation*).

Subject always, in the case of Interest Amounts payable in respect of the Class B Notes, the Class C Notes, the Class D Notes or the Class E Notes to Condition 6(c) (*Deferral of Interest*) and save as otherwise provided in respect of any unpaid Collateral Management Fees (and value added tax payable in respect thereof), in the event of non-payment of any amounts referred to in the Interest Proceeds Priority of Payments, of this Condition on any Payment Date, such amounts shall remain due and shall be payable on each subsequent Payment Date in the orders of priority provided for in this Condition. References to the amounts referred to in the Interest Proceeds Priority of Payments and the Principal Proceeds Priority of Payments of this Condition shall include any amounts thereof not paid when due in accordance with this Condition on any preceding Payment Date.

(e) ***Determination and Payment of Amounts***

The Collateral Administrator will, in consultation with the Collateral Manager, on each Determination Date, calculate the amounts payable on the applicable Payment Date pursuant to the Priorities of Payment and will notify the Issuer and the Trustee of such amounts. The Account Bank (acting in accordance with the Payment Date Report compiled by the Collateral Administrator on behalf of the Issuer) shall, on behalf of the Issuer not later than 12.00 noon (London time) on the second Business Day preceding each Payment Date, cause the amounts standing to the credit of the relevant Principal Account, the Unused Proceeds Accounts and if applicable the relevant Interest Account and the relevant Collateral Enhancement Account (together with, to the extent applicable, amounts standing to the credit of any other Account) to the extent required to pay the amounts referred to in the Interest Priority of Payments and the Principal Priority of Payments which are payable on such Payment Date, to be transferred to the Payment Account in accordance with Condition 3(j) (*Payments to and from the Accounts*).

(f) ***De Minimis Amounts***

The Collateral Administrator may, in consultation with the Collateral Manager, adjust the amounts required to be applied in payment of principal on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes from time to time pursuant to the Priorities of Payment so that the amount to be so applied in respect of each Class A Note, Class B Note, Class C Note, Class D Note, Class E Note and Class F Subordinated Note is a whole amount, not involving any fraction of a Euro smaller than €0.01 or, at the discretion of the Collateral Administrator, part of a Euro.

(g) ***Publication of Amounts***

The Collateral Administrator will cause details of the amounts of interest and principal to be paid, and any amounts of interest payable but not paid, on each Payment Date in respect of the Notes to be notified at the expense of the Issuer to the Issuer, the Trustee, the Principal Paying Agent, the Registrar and the Irish Stock Exchange by no later than 11.00 am (London time) on the second Business Day following the applicable Determination Date and the Registrar shall procure that details of such amounts are notified at the expense of the Issuer to the Noteholders of each Class in accordance with Condition 16 (*Notices*) as soon as possible

after notification thereof to the Registrar in accordance with the above but in no event later than (to the extent applicable) the third Business Day after the last day of the applicable Due Period.

(h) ***Notifications to be Final***

All notifications, opinions, determinations, certificates, quotations and decisions given, expressed, made or obtained or discretions exercised for the purposes of the provisions of this Condition will (in the absence of manifest error) be binding on the Issuer, the Collateral Manager, the Liquidity Facility Provider, the Collateral Administrator, the Trustee, the Registrar, the Principal Paying Agent and all Noteholders and (in the absence as referred to above) no liability to the Issuer, the Noteholders or any other party shall attach to the Collateral Administrator in connection with the exercise or non exercise by it of its powers, duties and discretions under this Condition.

(i) ***Accounts***

The Issuer shall, prior to the Closing Date, establish the following accounts with the Account Bank:

- the Euro Principal Account;
- the Sterling Principal Account;
- the US Dollar Principal Account;
- the Euro Interest Account;
- the Sterling Interest Account;
- the US Dollar Interest Account;
- the Unused Proceeds Accounts;
- the Euro Payment Account;
- the Sterling Payment Account;
- the US Dollar Payment Account;
- the Asset Swap Termination Receipts Account;
- the FX Derivative Termination Receipts Account;
- the Liquidity Payment Accounts;
- the Collateral Enhancement Accounts;
- any Downgrade VFN Commitment Holder Account;
- the FX Derivative Reserve Account;
- the Prefunded Commitment Account;
- the Revolving Reserve Accounts; and
- the Interest Rate Hedge Account;

The Issuer shall prior to the Closing Date, establish the following accounts with the Custodian:

- the Restricted Currency Accounts;

- the Euroclear Pledge Account;
- the Synthetic Collateral Accounts; and
- the Counterparty Downgrade Collateral Account.

The Counterparty Downgrade Collateral Account shall be established by the Issuer on the Closing Date with the Custodian. Each of the Account Bank and the Custodian shall at all times be a financial institution satisfying the Rating Requirement applicable thereto, which is not resident in Ireland but which has the necessary regulatory capacity and licences to perform the services required by the Account Bank or the Custodian. In the event that the Account Bank or the Custodian as the case may be, at any time fails to satisfy the applicable Required Rating, the Issuer shall use reasonable endeavours to procure that a replacement Account Bank or the Custodian as the case may be, acceptable to the Trustee, which satisfies the applicable Rating Requirementis appointed in accordance with the provisions of the Agency Agreement.

Amounts standing to the credit of the Accounts (other than the Liquidity Payment Accounts, the Synthetic Collateral Accounts and the Counterparty Downgrade Collateral Account) from time to time may be invested by the Collateral Manager on behalf of the Issuer in Eligible Investments.

All interest accrued on any of the Accounts from time to time shall be paid into the Interest Accounts, save in the case of the Unused Proceeds Principal Account, interest accrued on which shall be paid into the Unused Proceeds Interest Account, and in the case of the Downgrade VFN Commitment Holder Account, interest accrued thereon shall be paid to the VFN Commitment Holder save to the extent that the Issuer is contractually bound to pay such amounts to a third party. All principal amounts received in respect of Eligible Investments standing to the credit of any Account from time to time shall be credited to that Account upon maturity, save to the extent that the Issuer is contractually bound to pay such amounts to a third party including any payment to the VFN Commitment Holder pursuant to Clause 2.6 of the Class A-1 VF Note Purchase Agreement. All interest accrued on such Eligible Investments (including capitalised interest received upon the sale, maturity or termination of any such investment) shall be paid to the Interest Accounts (or Unused Proceeds Interest Account) or to the VFN Commitment Holder to the extent amounts in the Downgrade VFN Commitment Account are invested in Eligible Investments as, and to the extent provided, above.

To the extent that any amounts required to be paid into any Account pursuant to the provisions of this Condition are denominated in a currency which is not that in which the Account is denominated, the Collateral Manager, acting on behalf of the Issuer, may convert such amounts into the currency of the Account at the Spot Rate. In addition, any amounts denominated in Euro, Sterling or U.S. Dollars which are not designated for payment into any Account pursuant to Condition 3(i) (*Accounts*) shall be paid into the relevant Principal Account.

Notwithstanding any other provisions of this Condition 3(i) (*Accounts*), all amounts standing to the credit of each of the Accounts (other than (i) the Interest Accounts, (ii) the Liquidity Payment Accounts, (iii) the Payment Accounts, (iv) all interest accrued on the Accounts, (v) all amounts standing to the credit of the Restricted Currency Accounts representing amounts that would constitute Interest Proceeds if denominated in Euros, (vi) the Collateral Enhancement Accounts and (vii) the Downgrade VFN Commitment Holder Account) shall be transferred to the relevant Payment Account and shall constitute Principal Proceeds on the Business Day prior to any redemption of the Notes in full, and all amounts standing to the credit of the Interest Accounts, together with the other amounts not payable into the Principal Accounts, as described above, shall be transferred to the relevant Payment Account as Euro Interest Proceeds on the Business Day prior to any redemption of the Notes in full, and

provided that in the case of amounts standing to the credit of the Synthetic Collateral Accounts, save to the extent payable to any Synthetic Counterparty.

If the United Kingdom adopts the Euro as its lawful currency, the Trustee, the Collateral Manager, the VFN Commitment Holder and the Issuer shall consult with each other to ensure that the Priorities of Payment and any other provisions in the Transaction Documents affected by such change are adjusted to reflect such a change, but any such adjustment shall not affect the actual order of the priorities of payment. Any changes so made to reflect the adoption of the Euro shall be communicated to the Noteholders in accordance with Condition 16 (*Notices*), however, Noteholder consent shall not be required for such changes and none of the Issuer, the Trustee, the Agents, the Collateral Administrator, the Collateral Manager or the VFN Agent shall incur any liability for making such changes.

(j) ***Payments to and from the Accounts***

(i) ***Euro Principal Account***

The Issuer (acting through the Account Bank) will procure that the following amounts to the extent they represent Euro Principal Proceeds are paid into the Euro Principal Account promptly upon receipt thereof:

(A) all principal payments received in respect of any Euro Collateral Debt Obligation, including, without limitation:

(1) amounts received in respect of any maturity, scheduled amortisation, mandatory prepayment or mandatory sinking fund payment on a Euro Collateral Debt Obligation;

(2) Euro Unscheduled Principal Proceeds;

(3) recoveries on Defaulted Obligations to the extent not included in Sale Proceeds; and

(4) any other principal payments with respect to Euro Collateral Debt Obligations or Eligible Investments (to the extent not included in the Sale Proceeds)

but excluding (x) Defaulted Mezzanine Excess Amounts which shall be payable into the Euro Interest Account; and (y) any such payments received in respect of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, to the extent required to be paid into the Revolving Reserve Accounts;

(B) all interest and other amounts received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation (other than Defaulted Mezzanine Excess Amounts);

(C) any Asset Swap Counterparty Principal Exchange Amount and Asset Swap Replacement Receipt received by the Issuer under any Asset Swap Transactions, but for the avoidance of doubt, excluding any Asset Swap Counterparty Termination Payment;

(D) any FX Derivative Counterparty Termination Payment or FX Derivative Transaction Replacement Receipt (to the extent the Issuer is not required to be pay any FX Derivative Termination Payment);

(E) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any Euro Collateral Debt Obligation at maturity or otherwise or upon exercise of any put or call option in respect

thereof which is above the outstanding principal amount of any Euro Collateral Debt Obligation;

(F) all fees and commissions received in connection with the purchase or sale of any Euro Collateral Debt Obligations or Eligible Investments or work-out or restructuring of any Defaulted Obligations or Euro Collateral Debt Obligations;

(G) all Sale Proceeds received in respect of a Euro Collateral Debt Obligation (except for Sale Proceeds received in respect of Credit Short Obligations) including amounts representing Sale Proceeds in excess of the purchase price of any Collateral Enhancement Obligation that is sold which have been transferred to the Euro Principal Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(H) all distributions and Sale Proceeds received in respect of Exchanged Equity Securities;

(I) all Purchased Accrued Interest received in respect of any Euro Collateral Debt Obligations;

(J) the Balance standing to the credit of (i) the Asset Swap Termination Receipts Account in the circumstances described under Condition 3(j)(ix) (*Asset Swap Termination Receipts Account*) below and (ii) the FX Derivative Termination Receipts Account in the circumstances described under Condition 3(j)(xix) (*FX Derivative Termination Receipts Account*) below and;

(K) amounts transferred to the Euro Principal Account from any other Account as required below;

(L) any Offsetting Credit Default Swap Termination Receipt, any Offsetting Credit Default Swap Replacement Receipt, Cash Settlement Amounts and Physical Settlement Amounts received by the Issuer under any Offsetting Credit Default Swap (including, without limitation, any amounts paid as such from the Counterparty Downgrade Collateral Account);

(M) all proceeds received from any additional issuance of the Notes after the Initial Investment Period that are not invested in Euro Collateral Debt Obligations or required to be paid into the Euro Interest Account;

(N) all principal payments received in respect of any Synthetic Collateral relating to any Synthetic Security denominated Euro to the extent no longer subject to the security interest of the applicable Synthetic Counterparty;

(O) any other amounts received in respect of the Collateral which are not required to be paid into another Account (following conversion thereof into Euro to the extent required at the Spot Rate);

(P) all amounts payable into the Euro Principal Account pursuant to paragraph (X) of the Interest Proceeds Priority of Payments upon the failure to meet the Reinvestment Diversion Threshold during the Reinvestment Period;

(Q) all amounts payable into the Euro Principal Account pursuant to paragraphs (E), (DD), (EE), (JJ) and (LL) of the Interest Proceeds Priority of Payments and paragraphs (A), (B) and (D) of the Principal Proceeds Priority of Payments to extent that such paragraphs incorporate paragraphs (E), (DD), (EE), (JJ) and (LL) of the Interest Proceeds Priority of Payments, to the

extent such amounts are designated as Deferred Collateral Management Amounts;

(R) any sale proceeds of any FX Derivative Agreement determined by the Collateral Manager to be payable into the Euro Principal Account in accordance with the Portfolio Currency Hedging Procedures to the extent that such proceeds are not required for the replacement of such FX Derivative Agreement pursuant to the Portfolio Currency Hedging Procedures;

(S) any Euro Drawings;

(T) at any time from the US Dollar Principal Account or the Sterling Principal Account any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures following conversion into Euro at the applicable Spot Rate;

(U) all amounts payable into the Euro Principal Account from the Euro Interest Account at the option of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures;

(V) any amounts to be transferred from the Unused Proceeds Account upon satisfaction of the Effective Date Rating Requirements at the discretion of the Collateral Manager; and

(W) any amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted into Euro at the Spot Rate.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Euro Principal Account:

(1) on the second Business Day prior to each Payment Date, all Euro Principal Proceeds standing to the credit of the Euro Principal Account to the relevant Payment Account to the extent required for disbursement pursuant to the Principal Proceeds Priority of Payments, save for (a) amounts deposited after the end of the related Due Period and (b) any Euro Principal Proceeds deposited prior to the end of the related Due Period to the extent such Euro Principal Proceeds are permitted to be and have been designated for reinvestment by the Collateral Manager (on behalf of the Issuer) pursuant to the Collateral Management Agreement for a period beyond such Payment Date, provided that no such payment shall be made to the extent that such amounts are not required to be distributed pursuant to the Principal Proceeds Priority of Payments on such Payment Date;

(2) at any time at the discretion of the Collateral Manager, acting on behalf of the Issuer, in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of Euro Collateral Debt Obligations (including (i) any payments to an Asset Swap Counterparty in respect of initial principal exchange amounts pursuant to an Asset Swap Transaction and/or (ii) any payments to an Offsetting Credit Default Swap Counterparty in acquisition of an Offsetting Credit Default Swap and/or (iii) the posting of Synthetic Collateral upon the acquisition of any Synthetic Security and amounts equal to the Unfunded Amounts

of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations which are required to be deposited in the Revolving Reserve Accounts);

(3) at any time, (i) any Asset Swap Termination Payment payable by the Issuer (save to the extent it is a Defaulted Hedge Termination Payment) to the extent required to be paid pursuant to an Asset Swap Transaction and to the extent not paid out of Sale Proceeds received in respect of the related Restricted Currency Collateral Debt Obligation and thereafter, up to an amount not exceeding any Asset Swap Replacement Receipts received in respect of the related Restricted Currency Collateral Debt Obligation and (ii) any FX Derivative Termination Payment payable by the Issuer (save to the extent it is a Defaulted FX Derivative Termination Payment) to the extent required to be paid pursuant to a FX Derivative Transaction and thereafter, up to an amount not exceeding any FX Derivative Replacement Receipts;

(4) during the Reinvestment Period, in the acquisition of Collateral Debt Obligations and Substitute Collateral Debt Obligations, in an amount up to the amount deposited into the Euro Principal Account pursuant to paragraph (P) above;

(5) at any time, subject to receipt of Rating Agency Confirmation, in payment of the costs of entry into any Interest Rate Hedge Transaction to the extent not paid out of the Interest Rate Hedge Account;

(6) in the case of any amounts paid into the Euro Principal Account which represent Sale Proceeds or receipts from repaid obligations which are in excess of the purchase price paid by or on behalf of the Issuer for a Collateral Debt Obligation and provided that the Portfolio Profile Tests that reference the Aggregate Collateral Balance that may consist of S&P CCC Obligations and Moody's Caa Obligations are satisfied and provided that the Collateral Quality Tests are satisfied and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement, to the Euro Interest Account, provided that the Collateral Manager shall have the right to direct the Issuer to credit back to the Euro Principal Account any such amounts or portion thereof previously paid into the Euro Interest Account pursuant to this paragraph (6);

(7) at any time, any Offsetting Credit Default Swap Termination Payment or any Defaulted Offsetting Credit Default Swap Termination Payment payable by the Issuer provided that the Coverage Tests and Collateral Quality Tests are satisfied after giving effect to such payment and such amounts are not otherwise paid out of the relevant Interest Account and in the case of a Defaulted Offsetting Credit Default Swap Termination Payment, only up to an amount not exceeding any Offsetting Credit Default Swap Replacement Receipt paid to the Issuer by a replacement Offsetting

Credit Default Swap Counterparty under a Replacement Offsetting Credit Default Swap and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Offsetting Credit Default Swap Termination Payment or no Replacement Offsetting Credit Default Swap is entered into then such payment shall be paid in accordance with the Priorities of Payments on the next Payment Date;

(8) on any day on which Class A-2 Refinancing Notes are issued, in repayment of such amounts outstanding under the Class A-1 VF Note Purchase Agreement, together with accrued interest and unpaid Commitment Fees thereon as provided in the Class A-1 VF Note Purchase Agreement;

(9) at any time, in repayment of Drawings pursuant to the Class A-1 VF Note Purchase Agreement;

(10) all interest accrued on the Euro Principal Account to the Euro Interest Account;

(11) at any time to the US Dollar Principal Account or the Sterling Principal Account, any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures, following conversion thereof into GBP or US Dollars at the applicable Spot Rate;

(12) any amounts payable by the Issuer to an FX Derivative Counterparty under or in respect of an FX Derivative Agreement which the Portfolio Currency Hedging Procedures provide are to be, or may at the Collateral Manager's discretion be, paid out of the Euro Principal Account;

(13) at any time after the Effective Date, amounts standing to the credit of the Euro Principal Account which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the Euro Interest Account, subject to satisfaction of each of the Coverage Tests, Collateral Quality Tests and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement; and

(14) at any time to the relevant Restricted Currency Account for the purchase of Restricted Currency Collateral Debt Obligations.

(ii) ***Sterling Principal Account***

The Issuer (acting through the Account Bank) will procure that the following amounts are paid into the Sterling Principal Account promptly upon receipt thereof:

(A) all principal payments received in respect of any Sterling Collateral Debt Obligation, including, without limitation:

(1) amounts received in respect of any maturity, scheduled amortisation, mandatory prepayment or mandatory sinking fund payment on a Sterling Collateral Debt Obligation;

(2) Sterling Unscheduled Principal Proceeds;

(3) recoveries on Defaulted Obligations to the extent not included in Sale Proceeds; and

(4) any other principal payments with respect to Sterling Collateral Debt Obligations or Eligible Investments (to the extent not included in the Sale Proceeds),

but excluding (x) Defaulted Mezzanine Excess Amounts which shall be payable into the Sterling Interest Account; and (y) any such payments received in respect of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, to the extent required to be paid into the Revolving Reserve Accounts;

(B) all interest and other amounts received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation (other than Defaulted Mezzanine Excess Amounts);

(C) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any Sterling Collateral Debt Obligation at maturity or otherwise or upon exercise of any put or call option in respect thereof which is above the outstanding principal amount of any Sterling Collateral Debt Obligation;

(D) all fees and commissions received in connection with the purchase or sale of any Sterling Collateral Debt Obligations or Eligible Investments or work out or restructuring of any Defaulted Obligations or Sterling Collateral Debt Obligations;

(E) all Sale Proceeds received in respect of a Sterling Collateral Debt Obligation (except for Sale Proceeds received in respect of any Credit Short Obligations) including amounts representing Sale Proceeds in excess of the purchase price of any Collateral Enhancement Obligation that is sold which have been transferred to the Sterling Principal Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(F) all distributions and Sale Proceeds received in respect of Exchanged Equity Securities;

(G) all Purchased Accrued Interest received in respect of any Sterling Collateral Debt Obligations;

(H) amounts transferred to the Sterling Principal Account from any other Account as required below;

(I) any Offsetting Credit Default Swap Termination Receipt, any Offsetting Credit Default Swap Replacement Receipt, Cash Settlement Amounts and Physical Settlement Amounts received by the Issuer under any Offsetting Credit Default Swap (including, without limitation, any amounts paid as such from the Counterparty Downgrade Collateral Account);

(J) all principal payments received in respect of any Synthetic Collateral relating to any Synthetic Security denominated in Sterling to the extent no longer subject to the security interest of the applicable Synthetic Counterparty;

(K) any other amounts received in respect of the Collateral (following conversion thereof into Sterling to the extent required at the Spot Rate) which are not required to be paid into another Account;

(L) all amounts payable into the Sterling Principal Account pursuant to paragraph (X) of the Interest Proceeds Priority of Payments upon the failure to meet the Reinvestment Diversion Threshold during the Reinvestment Period;

(M) any Sterling amounts received by the Issuer from the Initial FX Derivative Counterparty or Subsequent FX Derivative Counterparty pursuant to, respectively, the Initial FX Derivative Agreement or any Subsequent FX Derivative Agreement during the related Due Period designated as Sterling Principal Proceeds by the Portfolio Currency Hedging Procedures set out in the Collateral Management Agreement or designated by the Collateral Manager as such;

(N) any Sterling Drawing;

(O) at any time from the US Dollar Principal Account or the Euro Principal Account any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures following conversion into Sterling at the applicable Spot Rate;

(P) all amounts payable into the Sterling Principal Account from the Sterling Interest Account at the option of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures; and

(Q) any amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted into Sterling at the Spot Rate, if applicable.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Sterling Principal Account:

(1) on the second Business Day prior to each Payment Date, all Sterling Principal Proceeds standing to the credit of the Sterling Principal Account to the relevant Payment Account to the extent required for disbursement pursuant to the Principal Proceeds Priority of Payments, save for (a) amounts deposited after the end of the related Due Period and (b) any Sterling Principal Proceeds deposited prior to the end of the related Due Period to the extent such Sterling Principal Proceeds are permitted to be and have been designated for reinvestment by the Collateral Manager (on behalf of the Issuer) pursuant to the Collateral Management Agreement for a period beyond such Payment Date, provided that no such payment shall be made to the extent that such amounts are not required to be distributed pursuant to the Principal Proceeds Priority of Payments on such Payment Date;

(2) at any time at the discretion of the Collateral Manager, acting on behalf of the Issuer, in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of Sterling Collateral Debt Obligations (including (i) any payments to an Asset Swap Counterparty in respect of initial principal exchange amounts pursuant to an Asset Swap Transaction

and/or (ii) any payments to an Offsetting Credit Default Swap Counterparty in acquisition of an Offsetting Credit Default Swap and/or (iii) the posting of Synthetic Collateral upon the acquisition of any Synthetic Security and amounts equal to the Unfunded Amounts of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations which are required to be deposited in the Revolving Reserve Accounts, each denominated in Sterling);

(3) during the Reinvestment Period, in the acquisition of Collateral Debt Obligations and Substitute Collateral Debt Obligations, in an amount up to the amount deposited into the Sterling Principal Account pursuant to paragraph (L) above;

(4) at any time, subject to receipt of Rating Agency Confirmation, in payment of the costs of entry into any Interest Rate Hedge Transaction to the extent not paid out of the Interest Rate Hedge Account;

(5) in the case of any amounts paid into the Sterling Principal Account which represent Sale Proceeds or receipts from repaid obligations which are in excess of the purchase price paid by or on behalf of the Issuer for a Collateral Debt Obligation and provided that the Portfolio Profile Tests that reference the Aggregate Collateral Balance that may consist of S&P CCC Obligations and Moody's Caa Obligations are satisfied and provided that the Collateral Quality Tests are satisfied and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement, to the Sterling Interest Account, provided that the Collateral Manager shall have the right to direct the Issuer to credit back to the Sterling Principal Account any such amounts or portion thereof previously paid into the Sterling Interest Account pursuant to this paragraph (5);

(6) at any time, any Offsetting Credit Default Swap Termination Payment or any Defaulted Offsetting Credit Default Swap Termination Payment payable by the Issuer provided that the Coverage Tests and Collateral Quality Tests are satisfied after giving effect to such payment and such amounts are not otherwise paid out of the relevant Interest Account and in the case of a Defaulted Offsetting Credit Default Swap Termination Payment, only up to an amount not exceeding any Offsetting Credit Default Swap Replacement Receipt paid to the Issuer by a replacement Offsetting Credit Default Swap Counterparty under a Replacement Offsetting Credit Default Swap and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Offsetting Credit Default Swap Termination Payment or no Replacement Offsetting Credit Default Swap is entered into then such payment shall be paid in accordance with the Priorities of Payments on the next Payment Date;

(7) at any time, in repayment of Drawings pursuant to the Class A-1 VF Note Purchase Agreement;

(8) all interest accrued on the Sterling Principal Account to the Sterling Interest Account;

(9) at any time to the Euro Principal Account or the US Dollar Principal Account, any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures, following conversion thereof into Euro or US Dollars, as applicable, at the applicable Spot Rate;

(10) at any time after the Effective Date, amounts standing to the credit of the Sterling Principal Account which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the Sterling Interest Account, subject to satisfaction of each of the Coverage Tests, Collateral Quality Tests and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement; and

(11) at any time to the relevant Restricted Currency Account for the purchase of Restricted Currency Collateral Debt Obligations.

(iii) ***US Dollar Principal Account***

The Issuer (acting through the Account Bank) will procure that the following amounts are paid into the US Dollar Principal Account promptly upon receipt thereof:

(A) all principal payments received in respect of any US Dollar Collateral Debt Obligation, including, without limitation:

(1) amounts received in respect of any maturity, scheduled amortisation, mandatory prepayment or mandatory sinking fund payment on a US Dollar Collateral Debt Obligation;

(2) US Dollar Unscheduled Principal Proceeds;

(3) recoveries on Defaulted Obligations to the extent not included in Sale Proceeds; and

(4) any other principal payments with respect to US Dollar Collateral Debt Obligations or Eligible Investments (to the extent not included in the Sale Proceeds),

but excluding (x) Defaulted Mezzanine Excess Amounts which shall be payable into the US Dollar Interest Account; and (y) any such payments received in respect of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, to the extent required to be paid into the Revolving Reserve Accounts;

(B) all interest and other amounts received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation (other than Defaulted Mezzanine Excess Amounts);

(C) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any US Dollar Collateral Debt Obligation at maturity or otherwise or upon exercise of any put or call option

in respect thereof which is above the outstanding principal amount of any US Dollar Collateral Debt Obligation;

(D) all fees and commissions received in connection with the purchase or sale of any US Dollar Collateral Debt Obligations or Eligible Investments or work out or restructuring of any Defaulted Obligations or US Dollar Collateral Debt Obligations;

(E) all Sale Proceeds received in respect of a US Dollar Collateral Debt Obligation (except for Sale Proceeds received in respect of any Credit Short Obligations) including amounts representing Sale Proceeds in excess of the purchase price of any Collateral Enhancement Obligation that is sold which have been transferred to the U.S. Dollar Principal Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(F) all distributions and Sale Proceeds received in respect of Exchanged Equity Securities;

(G) all Purchased Accrued Interest received in respect of any US Dollar Collateral Debt Obligations;

(H) amounts transferred to the US Dollar Principal Account from any other Account as required below;

(I) any Offsetting Credit Default Swap Termination Receipt, any Offsetting Credit Default Swap Replacement Receipt, Cash Settlement Amounts and Physical Settlement Amounts received by the Issuer under any Offsetting Credit Default Swap (including, without limitation, any amounts paid as such from the Counterparty Downgrade Collateral Account);

(J) all principal payments received in respect of any Synthetic Collateral relating to any Synthetic Security denominated in US Dollars to the extent no longer subject to the security interest of the applicable Synthetic Counterparty;

(K) any other amounts received in respect of the Collateral (following conversion thereof into US Dollars to the extent required at the Spot Rate) which are not required to be paid into another Account;

(L) all amounts payable into the US Dollar Principal Account pursuant to paragraph (X) of the Interest Proceeds Priority of Payments upon the failure to meet the Reinvestment Diversion Threshold during the Reinvestment Period;

(M) any US Dollar amounts received by the Issuer from the Initial FX Derivative Counterparty or Subsequent FX Derivative Counterparty pursuant to, respectively, the Initial FX Derivative Agreement or any Subsequent FX Derivative Agreement during the related Due Period designated as US Dollar Principal Proceeds by the Portfolio Currency Hedging Procedures set out in the Collateral Management Agreement or designated by the Collateral Manager as such;

(N) any US Dollar Drawing;

(O) at any time from the Sterling Principal Account or Euro Principal Account any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures following conversion into US Dollar at the applicable Spot Rate;

(P) all amounts payable into the US Dollar Principal Account from the US Dollar Interest Account at the option of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures; and

(Q) any amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted into US Dollar at the Spot Rate, if applicable.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the US Dollar Principal Account:

(1) on the second Business Day prior to each Payment Date, all US Dollar Principal Proceeds standing to the credit of the US Dollar Principal Account to the US Dollar Payment Account to the extent required for disbursement pursuant to the Principal Proceeds Priority of Payments, save for (a) amounts deposited after the end of the related Due Period and (b) any US Dollar Principal Proceeds deposited prior to the end of the related Due Period to the extent such US Dollar Principal Proceeds are permitted to be and have been designated for reinvestment by the Collateral Manager (on behalf of the Issuer) pursuant to the Collateral Management Agreement for a period beyond such Payment Date, provided that no such payment shall be made to the extent that such amounts are not required to be distributed pursuant to the Principal Proceeds Priority of Payments on such Payment Date;

(2) at any time at the discretion of the Collateral Manager, acting on behalf of the Issuer, in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of US Dollar Collateral Debt Obligations (including (i) any payments to an Asset Swap Counterparty in respect of initial principal exchange amounts pursuant to an Asset Swap Transaction and/or (ii) any payments to an Offsetting Credit Default Swap Counterparty in acquisition of an Offsetting Credit Default Swap and/or (iii) the posting of Synthetic Collateral upon the acquisition of any Synthetic Security and amounts equal to the Unfunded Amounts of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations which are required to be deposited in the Revolving Reserve Accounts);

(3) during the Reinvestment Period, in the acquisition of Collateral Debt Obligations and Substitute Collateral Debt Obligations, in an amount up to the amount deposited into the US Dollar Principal Account pursuant to paragraph (L) above;

(4) at any time, subject to receipt of Rating Agency Confirmation, in payment of the costs of entry into any Interest Rate Hedge Transaction to the extent not paid out of the Interest Rate Hedge Account;

(5) in the case of any amounts paid into the US Dollar Principal Account which represent Sale Proceeds or receipts from repaid obligations which are in excess of the purchase price paid by or on behalf of the Issuer for a Collateral Debt Obligation and provided that the Portfolio Profile Tests that reference the Aggregate Collateral Balance that may consist of S&P CCC Obligations and Moody's Caa Obligations

are satisfied and provided that the Collateral Quality Tests are satisfied and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement, to the US Dollar Interest Account, provided that the Collateral Manager shall have the right to direct the Issuer to credit back to the US Dollar Principal Account any such amounts or portion thereof previously paid into the US Dollar Interest Account pursuant to this paragraph (5);

(6) at any time, any Offsetting Credit Default Swap Termination Payment or any Defaulted Offsetting Credit Default Swap Termination Payment payable by the Issuer provided that the Coverage Tests and Collateral Quality Tests are satisfied after giving effect to such payment and such amounts are not otherwise paid out of the relevant Interest Account and in the case of a Defaulted Offsetting Credit Default Swap Termination Payment, only up to an amount not exceeding any Offsetting Credit Default Swap Replacement Receipt paid to the Issuer by a replacement Offsetting Credit Default Swap Counterparty under a Replacement Offsetting Credit Default Swap and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Offsetting Credit Default Swap Termination Payment or no Replacement Offsetting Credit Default Swap is entered into then such payment shall be paid in accordance with the Priorities of Payments on the next Payment Date;

(7) at any time, in repayment of Drawings pursuant to the Class A-1 VF Note Purchase Agreement;

(8) all interest accrued on the US Dollar Principal Account to the US Dollar Interest Account;

(9) at any time to the Euro Principal Account or the Sterling Principal Account, any amounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) in accordance with the Portfolio Currency Hedging Procedures, following conversion thereof into Euro or Sterling, as applicable, at the applicable Spot Rate;

(10) at any time after the Effective Date, amounts standing to the credit of the US Dollar Principal Account which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the US Dollar Interest Account, subject to satisfaction of each of the Coverage Tests, Collateral Quality Tests and both (i) the Class E Par Value Ratio (calculated using the principal amount outstanding of the Class E Notes as of the Effective Date) and (ii) the current Class E Par Value Ratio are equal to or greater than 108.28 per cent. after giving effect to such payment, at the discretion of the Collateral Manager and in accordance with the requirements set out in the Collateral Management Agreement; and

(11) at any time to the relevant Restricted Currency Account for the purchase of Restricted Currency Collateral Debt Obligations.

(iv) ***Euro Interest Account***

The Issuer (acting through the Account Bank) will procure that the following Euro Interest Proceeds are credited to the Euro Interest Account promptly upon receipt thereof:

(A) save to the extent required to be paid into the Liquidity Payment Accounts, all cash payments of interest in respect of the Euro Collateral Debt Obligations and any Synthetic Collateral (other than any Purchased Accrued Interest), together with all amounts received by the Issuer by way of gross up in respect of such interest and in respect of a claim under any applicable double taxation treaty but excluding any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts;

(B) all interest accrued on the Euro Interest Account from time to time and all interest accrued in respect of the Balances standing to the credit of the other Accounts (including interest on any Eligible Investments standing to the credit thereof) (to the extent applicable, converted at the Spot Rate) from time to time;

(C) all amendment and waiver fees, all late payment fees, all commitment fees, syndication fees and all other fees and commissions received in connection with any Euro Collateral Debt Obligations and Eligible Investments (other than fees and commissions received in connection with the purchase or sale of any Euro Collateral Debt Obligations or Eligible Investments or work out or restructuring of any Defaulted Obligations or Collateral Debt Obligations which fees and commissions shall be payable into the Euro Principal Account and shall constitute Euro Principal Proceeds);

(D) all accrued interest included in the proceeds of sale of any other Euro Collateral Debt Obligation that are designated by the Collateral Manager as Euro Interest Proceeds pursuant to the Collateral Management Agreement (provided that no such designation may be made in respect of (i) any Purchased Accrued Interest or (ii) any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts);

(E) save to the extent required to be paid into the Liquidity Payment Accounts, all Scheduled Periodic Asset Swap Counterparty Payments received by the Issuer under an Asset Swap Transaction;

(F) any amounts received by the Issuer from a FX Derivative Counterparty in respect of a FX Derivative Transaction which the Collateral Manager has determined shall be paid into the Euro Interest Account in accordance with the Portfolio Currency Hedge Procedures;

(G) any FX Derivative Termination Receipts or FX Derivative Replacement Receipts (to the extent the Issuer is not required to pay any FX Derivative Termination Payments) and determined by the Collateral Manager (acting on behalf of the Issuer) to be payable into the Euro Interest Account in accordance with the Portfolio Currency Hedge Procedures;

(H) all proceeds received during the related Due Period from any additional issuance of Class F Subordinated Notes that are not reinvested or retained for reinvestment in Collateral Debt Obligations;

(I) all amounts representing the element of deferred interest in any payments received in respect of any Mezzanine Obligation which is not a Defaulted Deferring Mezzanine Obligation which by its contractual terms provides for the deferral of interest;

(J) amounts transferred to the Euro Interest Account from the Unused Proceeds Accounts in the circumstances described under Condition 3(j)(vii) (*Unused Proceeds Accounts*) below;

(K) all scheduled commitment fees received by the Issuer in respect of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations which are denominated in Euro;

(L) all amounts received by the Issuer in respect of interest paid in respect of any collateral deposited by the Issuer with a third party as security for any reimbursement or indemnification obligations to any other lender under a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation denominated in Euro in an account established pursuant to an ancillary facility;

(M) all amounts paid to the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Counterparty Payments or Interest Rate Hedge Replacement Receipts;

(N) all regular scheduled amounts received by the Issuer under an Offsetting Credit Default Swap (if any);

(O) all Credit Short Obligation Termination Receipts, Cash Settlement Amounts and Physical Settlement Amounts received in respect of any Credit Short Obligations;

(P) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any Euro Collateral Debt Obligation at maturity or otherwise or upon exercise of any put or call option in respect thereof which is above the outstanding principal amount of any Collateral Debt Obligation (save for any Unhedged Collateral Debt Obligation);

(Q) all amounts transferred by the Collateral Manager to the Euro Interest Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(R) interest amounts (representing any excess standing to the credit of the Restricted Currency Account after provisioning by the Collateral Manager for any amounts to be paid to any Asset Swap Counterparty pursuant to any Asset Swap Transaction transferred to the Euro Interest Account after conversion thereof into Euros at the Spot Rate), provided that no such transfer into the Euro Interest Account shall be permitted to the extent the Euro equivalent of the full amount of the principal amount of the Restricted Currency Collateral Debt Obligation has not been paid into the Euro Principal Account;

(S) all amounts transferred from the FX Derivative Reserve Account pursuant to Condition 3(j)(xvi) (*FX Derivative Reserve Account*).

(T) any amounts standing to the credit of the Sterling Interest Account or the US Dollar Interest Account, as the case may be, which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the Euro Interest Account in accordance with the Portfolio Currency Hedging Procedures following conversion thereof into Euro at the Spot Rate;

(U) any amounts transferred from the Euro Principal Account pursuant to paragraphs (6) and (13) of Condition 3(j)(i) (*Euro Principal Account*);

(V) amounts drawn down under the Liquidity Facility Agreement from time to time which are denominated in Euro;

(W) any proceeds received from any additional issuance of Class F Subordinated Notes after the Ramp-up Period designated as Euro Interest Proceeds by the Collateral Manager (acting on behalf of the Issuer) at its discretion;

(X) any amounts transferred from the Unused Proceeds Account upon satisfaction of the Effective Date Rating Requirements at the discretion of the Collateral Manager;

(Y) any sale proceeds of any FX Derivative Agreement determined by the Collateral Manager to be payable into the Euro Interest Account in accordance with the Portfolio Currency Hedging Procedures to the extent that such proceeds are not required for the replacement of such FX Derivative Agreement pursuant to the Portfolio Currency Hedging Procedures; and

(Z) any interest amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted into Euro at the Spot Rate.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Euro Interest Account:

(1) on the second Business Day prior to each Payment Date, all Euro Interest Proceeds standing to the credit of the Euro Interest Account shall be transferred to the Euro Payment Account to the extent required for disbursement pursuant to the Interest Proceeds Priority of Payments, save for amounts deposited after the end of the related Due Period;

(2) at any time, subject to insufficient amounts being available in the Collateral Enhancement Accounts for the acquisition or exercise of any Collateral Enhancement Obligation at such time, amounts required by the Issuer or the Collateral Manager acting on behalf of the Issuer for such purpose at such time, to be deposited into the relevant Collateral Enhancement Account, provided that:

(x) each Coverage Test is satisfied if recalculated following any such withdrawal; and

(y) the amount of (a) funds withdrawn from the relevant Interest Account or pursuant to paragraph (GG) of the Interest Proceeds Priority of Payments, (b) pursuant to this paragraph (2) for such purpose, and (c) funds drawn down under the Liquidity Facility Agreement for such purpose do not exceed €3,600,000 as a cumulative maximum aggregate total;

(3) at any time in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of Collateral Debt Obligations to the extent that any such acquisition costs represent accrued interest;

(4) at any time, funds may be transferred to the Restricted Currency Accounts up to an amount equal to any shortfall in the Balance standing to the credit of such Account with respect to any payment obligation by the Issuer pursuant to paragraph (2) of Condition 3(j)(xvii) (*Restricted Currency Accounts*) at such time;

(5) at any time, any amounts payable by the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Termination Payments that are Defaulted Hedge Termination Payments;

(6) any amounts payable by the Issuer to a FX Derivative Counterparty un respect of a FX Derivative Transaction which the Portfolio Currency Procedures provide, or the Collateral Manager decides, in its discretion, are to be paid out of the Euro Interest Account, save for any FX Derivative Termination Payments that are Defaulted FX Derivative Termination Payments;

(7) at any time, any Credit Short Obligation Termination Payments payable by the Issuer provided that the Interest Coverage Tests after giving effect to such payments are satisfied (and, if applicable, in the case of a Defaulted Credit Short Obligation Termination Payment in respect of such Replacement Credit Short Obligation, only up to an amount not exceeding any Credit Short Obligation Replacement Receipt paid to the Issuer by a replacement Credit Short Obligation Counterparty under a replacement Credit Short Obligation and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Credit Short Obligation Termination Payment or no Replacement Credit Short Obligation is entered into then such payment shall be made in accordance with the Priorities of Payment);

(8) at any time, any Scheduled Periodic Offsetting Credit Default Swap Payments, to the extent required to be paid pursuant to an Offsetting Credit Default Swap;

(9) at any time, any Scheduled Periodic Credit Short Obligation Payment to the extent required to be paid pursuant to a Credit Short Obligation;

(10) at any time, to the payment of Trustee Fees and Expenses and Administrative Expenses, in an amount in any Due Period not to exceed the Senior Expenses Cap;

(11) on any day on which Class A-2 Refinancing Notes are issued in repayment of such amount outstanding under the Class A-1 VF Note Purchase Agreement, together with accrued interest and unpaid Commitment Fees thereon;

(12) at any time in payment of Break Costs, in the applicable currency converted at the Spot Rate as necessary and as provided in the Class A-1 VF Note Purchase Agreement;

(13) any amounts standing to the credit of the Euro Interest Account shall be paid following conversion thereof into Sterling or, as the case may be, US Dollars at the applicable Spot Rate into the Sterling Interest Account or US Dollar Interest Account at the discretion of the

Collateral Manager in accordance with the Portfolio Currency Hedging Procedures; and

(14) all amounts payable into the Euro Principal Account from the Euro Interest Account at the option of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures.

(v) ***Sterling Interest Account***

The Issuer (acting through the Account Bank) will procure that the following are paid into the Sterling Interest Account promptly upon receipt thereof:

(A) save to the extent required to be paid into the Liquidity Payment Accounts, all cash payments of interest in respect of Sterling Collateral Debt Obligations and the Unhedged Sterling Obligations and any Synthetic Collateral (other than any Purchased Accrued Interest), together with all amounts received by the Issuer by way of gross up in respect of such interest and in respect of a claim under any applicable double taxation treaty but excluding any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts;

(B) all interest accrued on the Sterling Interest Account from time to time and all interest accrued in respect of the Balances standing to the credit of the other Sterling denominated Accounts (including interest on any Eligible Investments standing to the credit thereof) (to the extent applicable, converted at the Spot Rate from time to time;

(C) all amendment and waiver fees, all late payment fees, all commitment fees, syndication fees and all other fees and commissions received in connection with any Sterling Collateral Debt Obligations and Eligible Investments (other than fees and commissions received in connection with the purchase or sale of any Unhedged Sterling Obligations or Eligible Investments or work out or restructuring of any Defaulted Obligations and the Unhedged Sterling Obligations which fees and commissions shall be payable into the Sterling Principal Account and shall constitute Sterling Principal Proceeds);

(D) all accrued interest included in the proceeds of sale of any other Sterling Collateral Debt Obligation or Unhedged Sterling Obligation that are designated by the Collateral Manager as Sterling Interest Proceeds pursuant to the Collateral Management Agreement (provided that no such designation may be made in respect of (i) any Purchased Accrued Interest or (ii) any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts);

(E) all amounts representing the element of deferred interest in any payments received in respect of any Mezzanine Obligation that is denominated in Sterling which is not a Defaulted Deferring Mezzanine Obligation which by its contractual terms provides for the deferral of interest;

(F) amounts transferred to the Sterling Interest Account from the Unused Proceeds Accounts in the circumstances described under Condition 3(j)(vii) (*Unused Proceeds Accounts*) below;

(G) all scheduled commitment fees received by the Issuer in respect of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations that are denominated in Sterling or Unhedged Sterling Obligations;

(H) all amounts received by the Issuer in respect of interest paid in respect of any collateral deposited by the Issuer with a third party as security for any reimbursement or indemnification obligations to any other lender under a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation denominated in Sterling in an account established pursuant to an ancillary facility;

(I) all amounts paid to the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Counterparty Payments or Interest Rate Hedge Replacement Receipts;

(J) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any Sterling Collateral Debt Obligation at maturity or otherwise or upon exercise of any put or call option in respect thereof which is above the outstanding principal amount of any Collateral Debt Obligation;

(K) all amounts transferred by the Collateral Manager to the Sterling Interest Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(L) interest amounts (representing any excess standing to the credit of the Restricted Currency Account after provisioning by the Collateral Manager for any amounts to be paid to any Asset Swap Counterparty pursuant to any Asset Swap Transaction transferred to the Sterling Interest Account after conversion thereof into Sterling at the Spot Rate, provided that no such transfer into the Sterling Interest Account shall be permitted to the extent the Euro equivalent of the full amount of the principal amount of the Restricted Currency Collateral Debt Obligation has not been paid into the Euro Principal Account;

(M) all amounts transferred from the FX Derivative Reserve Account pursuant to Condition 3(j)(xvi) (*FX Derivative Reserve Account*);

(N) any amounts standing to the credit of the Euro Interest Account which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the Sterling Interest Account in accordance with the Portfolio Currency Hedging Procedures;

(O) any amounts transferred from the Sterling Principal Account pursuant to paragraphs (5) and (10) of Condition 3(j)(ii) (*Sterling Principal Account*);

(P) amounts drawn down under the Liquidity Facility Agreement from time to time which are denominated in Sterling;

(Q) any proceeds received from any additional issuance of Class F Subordinated Notes after the Ramp-up Period designated as Sterling Interest Proceeds by the Collateral Manager (acting on behalf of the Issuer) at its discretion;

(R) any amounts transferred from the Unused Proceeds Account upon satisfaction of the Effective Date Rating Requirements at the discretion of the Collateral Manager;

(S) any amounts standing to the credit of the Euro Interest Account or the US Dollar Interest Account, as the case may be, which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the Sterling Interest Account in accordance with the Portfolio Currency Hedging Procedures following conversion thereof into Sterling at the Spot Rate;

(T) any interest amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted at the Spot Rate, if applicable;

(U) all regular scheduled amounts received by the Issuer in Sterling under an Offsetting Credit Default Swap (if any); and

(V) all Credit Short Obligation Termination Receipts, Cash Settlement Amounts and Physical Settlement Amounts received in Sterling in respect of any Credit Short Obligations.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Sterling Interest Account:

(1) on the second Business Day prior to each Payment Date, all Interest Proceeds standing to the credit of the relevant Interest Account shall be transferred to the relevant Payment Account to the extent required for disbursement pursuant to the Interest Proceeds Priority of Payments, save for amounts deposited after the end of the related Due Period;

(2) at any time, subject to insufficient amounts being available in the Collateral Enhancement Accounts for the acquisition or exercise of any Collateral Enhancement Obligation at such time, amounts required by the Issuer or the Collateral Manager acting on behalf of the Issuer for such purpose at such time, to be deposited into the relevant Collateral Enhancement Account, provided that:

(x) each Coverage Test is satisfied if recalculated following any such withdrawal; and

(y) the amount of (a) funds withdrawn from the relevant Interest Account or pursuant to paragraph (GG) of the Interest Proceeds Priority of Payments, (b) pursuant to this paragraph (2) for such purpose, and (c) funds drawn down under the Liquidity Facility Agreement for such purpose do not exceed €3,600,000 as a cumulative maximum aggregate total;

(3) at any time in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of Collateral Debt Obligations to the extent that any such acquisition costs represent accrued interest;

(4) at any time, funds may be transferred to the Restricted Currency Accounts up to an amount equal to any shortfall in the Balance standing to the credit of such Account with respect to any payment obligation by the Issuer pursuant to paragraph (2) of Condition 3(j)(xvii) (*Restricted Currency Accounts*) at such time;

(5) at any time, any amounts payable by the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Termination Payments that are Defaulted Hedge Termination Payments;

(6) at any time, any Credit Short Obligation Termination Payments payable by the Issuer provided that the Interest Coverage Tests after giving effect to such payments are satisfied (and, if applicable, in the

case of a Defaulted Credit Short Obligation Termination Payment in respect of such Replacement Credit Short Obligation, only up to an amount not exceeding any Credit Short Obligation Replacement Receipt paid to the Issuer by a replacement Credit Short Obligation Counterparty under a replacement Credit Short Obligation and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Credit Short Obligation Termination Payment or no Replacement Credit Short Obligation is entered into then such payment shall be made in accordance with the Priorities of Payment);

(7) at any time, any Scheduled Periodic Offsetting Credit Default Swap Payments, to the extent required to be paid pursuant to an Offsetting Credit Default Swap;

(8) at any time, any Scheduled Periodic Credit Short Obligation Payment to the extent required to be paid pursuant to a Credit Short Obligation;

(9) at any time, to the payment of Trustee Fees and Expenses and Administrative Expenses, in an amount in any Due Period not to exceed the Senior Expenses Cap;

(10) on any day on which Class A-2 Refinancing Notes are issued in repayment of such amount outstanding under the Class A-1 VF Note Purchase Agreement, together with accrued interest and unpaid Commitment Fees thereon;

(11) at any time in payment of Break Costs, in the applicable currency converted at the Spot Rate as necessary and as provided in the Class A-1 VF Note Purchase Agreement;

(12) any amounts standing to the credit of the Sterling Interest Account to the Sterling Principal Account at the discretion of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures; and

(13) any amounts standing to the credit of the Sterling Interest Account shall be paid following conversion thereof into Euro at the Spot Rate into the Euro Interest Account or following conversion thereof into US Dollars at the Spot Rate into the US Dollar Interest Account at the discretion of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures.

(vi) ***US Dollar Interest Account***

The Issuer (acting through the Account Bank) will procure that the following are paid into the US Dollar Interest Account promptly upon receipt thereof:

(A) save to the extent required to be paid into the Liquidity Payment Accounts, all cash payments of interest in respect of US Dollar Collateral Debt Obligations and the Unhedged US Dollar Obligations and any Synthetic Collateral (other than any Purchased Accrued Interest), together with all amounts received by the Issuer by way of gross up in respect of such interest and in respect of a claim under any applicable double taxation treaty but excluding any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts;

(B) all interest accrued on the US Dollar Interest Account from time to time and all interest accrued in respect of the Balances standing to the credit of the other US Dollar denominated Accounts (including interest on any Eligible Investments standing to the credit thereof) (to the extent applicable, converted at the Spot Rate from time to time;

(C) all amendment and waiver fees, all late payment fees, all commitment fees, syndication fees and all other fees and commissions received in connection with any US Dollar Collateral Debt Obligations and Eligible Investments (other than fees and commissions received in connection with the purchase or sale of any Unhedged US Dollar Obligations or Eligible Investments or work out or restructuring of any Defaulted Obligations and the Unhedged US Dollar Obligations which fees and commissions shall be payable into the US Dollar Principal Account and shall constitute US Dollar Principal Proceeds);

(D) all accrued interest included in the proceeds of sale of any other US Dollar Collateral Debt Obligation or Unhedged US Dollar Obligation that are designated by the Collateral Manager as US Dollar Interest Proceeds pursuant to the Collateral Management Agreement (provided that no such designation may be made in respect of (i) any Purchased Accrued Interest or (ii) any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts);

(E) all amounts representing the element of deferred interest in any payments received in respect of any Mezzanine Obligation that is denominated in US Dollars which is not a Defaulted Deferring Mezzanine Obligation which by its contractual terms provides for the deferral of interest;

(F) amounts transferred to the US Dollar Interest Account from the Unused Proceeds Accounts in the circumstances described under Condition 3(j)(vii) (*Unused Proceeds Accounts*) below;

(G) all scheduled commitment fees received by the Issuer in respect of any Revolving Obligations or Delayed Drawdown Collateral Debt Obligations that are Unhedged US Dollar Obligations;

(H) all amounts received by the Issuer in respect of interest paid in respect of any collateral deposited by the Issuer with a third party as security for any reimbursement or indemnification obligations to any other lender under a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation that is denominated in US Dollars in an account established pursuant to an ancillary facility;

(I) all amounts paid to the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Counterparty Payments or Interest Rate Hedge Replacement Receipts;

(J) at the discretion of the Collateral Manager, all premia (including prepayment premia) receivable upon redemption of any Collateral Debt Obligation that is denominated in US Dollars at maturity or otherwise or upon exercise of any put or call option in respect thereof which is above the outstanding principal amount of any Collateral Debt Obligation;

(K) all amounts transferred by the Collateral Manager to the US Dollar Interest Account pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*);

(L) interest amounts (representing any excess standing to the credit of the Restricted Currency Account after provisioning by the Collateral Manager for any amounts to be paid to any Asset Swap Counterparty pursuant to any Asset Swap Transaction transferred to the US Dollar Interest Account after conversion thereof into US Dollar at the Spot Rate, provided that no such transfer into the US Dollar Interest Account shall be permitted to the extent the Euro equivalent of the full amount of the principal amount of the Restricted Currency Collateral Debt Obligation has not been paid into the Euro Principal Account;

(M) all amounts transferred from the FX Derivative Reserve Account pursuant to Condition 3(j)(xvi) (*FX Derivative Reserve Account*);

(N) any amounts standing to the credit of the Euro Interest Account which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the US Dollar Interest Account in accordance with the Portfolio Currency Hedging Procedures following conversion thereof into US Dollar at the Spot Rate;

(O) any amounts transferred from the US Dollar Principal Account pursuant to paragraphs (5) and (10) of Condition 3(j)(iii) (*US Dollar Principal Account*);

(P) amounts drawn down under the Liquidity Facility Agreement from time to time which are denominated in US Dollar;

(Q) any proceeds received from any additional issuance of Class F Subordinated Notes after the Ramp-up Period designated as US Dollar Interest Proceeds by the Collateral Manager (acting on behalf of the Issuer) at its discretion;

(R) any amounts transferred from the Unused Proceeds Account upon satisfaction of the Effective Date Rating Requirements at the discretion of the Collateral Manager;

(S) any amounts standing to the credit of the Euro Interest Account or the Sterling Interest Account, as the case may be, which the Collateral Manager (acting on behalf of the Issuer) has determined at its option shall be paid into the US Dollar Interest Account in accordance with the Portfolio Currency Hedging Procedures following conversion thereof into US Dollars at the Spot Rate;

(T) any interest amounts transferred from the Restricted Currency Accounts at the discretion of the Collateral Manager and converted and converted into US Dollars at the Spot Rate, if applicable;

(U) all regular scheduled amounts received by the Issuer in US Dollars under an Offsetting Credit Default Swap (if any); and

(V) all Credit Short Obligation Termination Receipts, Cash Settlement Amounts and Physical Settlement Amounts received in US Dollars in respect of any Credit Short Obligations.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the US Dollar Interest Account:

(1) on the second Business Day prior to each Payment Date, all Interest Proceeds standing to the credit of the relevant Interest Account shall be transferred to the relevant Payment Account to the extent required

for disbursement pursuant to the Interest Proceeds Priority of Payments, save for amounts deposited after the end of the related Due Period;

(2) at any time, subject to insufficient amounts being available in the Collateral Enhancement Accounts for the acquisition or exercise of any Collateral Enhancement Obligation at such time, amounts required by the Issuer or the Collateral Manager acting on behalf of the Issuer for such purpose at such time, to be deposited into the relevant Collateral Enhancement Account, provided that:

(x) each Coverage Test is satisfied if recalculated following any such withdrawal; and

(y) the amount of (a) funds withdrawn from the relevant Interest Account or pursuant to paragraph (GG) of the Interest Proceeds Priority of Payments, (b) pursuant to this paragraph (2) for such purpose, and (c) funds drawn down under the Liquidity Facility Agreement for such purpose do not exceed €3,600,000 as a cumulative maximum aggregate total;

(3) at any time in accordance with the terms of, and to the extent permitted under, the Collateral Management Agreement, in the acquisition of Collateral Debt Obligations to the extent that any such acquisition costs represent accrued interest;

(4) at any time, funds may be transferred to the Restricted Currency Accounts up to an amount equal to any shortfall in the Balance standing to the credit of such Account with respect to any payment obligation by the Issuer pursuant to paragraph (2) of Condition 3(j)(xvii) (*Restricted Currency Accounts*) at such time;

(5) at any time, any amounts payable by the Issuer under any Interest Rate Hedge Transaction, save for any Interest Rate Hedge Termination Payments that are Defaulted Hedge Termination Payments;

(6) at any time, any Credit Short Obligation Termination Payments payable by the Issuer provided that the Interest Coverage Tests after giving effect to such payments are satisfied (and, if applicable, in the case of a Defaulted Credit Short Obligation Termination Payment in respect of such Replacement Credit Short Obligation, only up to an amount not exceeding any Credit Short Obligation Replacement Receipt paid to the Issuer by a replacement Credit Short Obligation Counterparty under a replacement Credit Short Obligation and in the event that such amount is insufficient to satisfy payment in full of such Defaulted Credit Short Obligation Termination Payment or no Replacement Credit Short Obligation is entered into then such payment shall be made in accordance with the Priorities of Payment);

(7) at any time, any Scheduled Periodic Offsetting Credit Default Swap Payments, to the extent required to be paid pursuant to an Offsetting Credit Default Swap;

(8) at any time, any Scheduled Periodic Credit Short Obligation Payment to the extent required to be paid pursuant to a Credit Short Obligation;

(9) at any time, to the payment of Trustee Fees and Expenses and Administrative Expenses, in an amount in any Due Period not to exceed the Senior Expenses Cap;

(10) on any day on which Class A-2 Refinancing Notes are issued in repayment of such amount outstanding under the Class A-1 VF Note Purchase Agreement, together with accrued interest and unpaid Commitment Fees thereon;

(11) at any time in payment of Break Costs, in the applicable currency converted at the Spot Rate as necessary and as provided in the Class A-1 VF Note Purchase Agreement;

(12) any amounts standing to the credit of the US Dollar Interest Account to the US Dollar Principal Account or following conversion thereof into Euro at the Spot Rate into the Euro Interest Account; and

(13) any amounts standing to the credit of the US Dollar Interest Account shall be paid following conversion thereof into Euro at the Spot Rate into the Euro Interest Account or following conversion thereof into Sterling at the Spot Rate into the Sterling Interest Account at the discretion of the Collateral Manager in accordance with the Portfolio Currency Hedging Procedures.

(vii) ***Unused Proceeds Accounts***

The Issuer (acting through the Account Bank) will procure that the following amounts are credited to the Unused Proceeds Accounts:

(A) an amount equal to the net proceeds of issue of the Notes remaining after the payment of all amounts due and payable by the Issuer on the Closing Date in connection with certain Collateral Debt Obligations on or prior to the Closing Date and any associated Asset Swap purchased or committed to be purchased into by the Issuer on or prior to the Closing Date, including the repayment of any amounts borrowed by the Issuer (together with any interest thereon) in order to finance the acquisition thereof and any fees, costs and expenses payable by the Issuer; and

(B) all proceeds received during the Initial Investment Period from any additional issuance of Notes that are not invested in Collateral Debt Obligations or paid into the Euro Interest Account;

which amounts shall, in each case, be divided between the Unused Proceeds Interest Account and Unused Proceeds Principal Account as directed by the Collateral Manager, acting on behalf of the Issuer.

The Issuer (acting through the Principal Paying Agent) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Unused Proceeds Accounts:

(1) on or within a reasonable time after the Closing Date, such amounts equal to certain fees, costs and expenses incurred in connection with the issue of the Notes and anticipated to be payable by the Issuer following completion of the issue of the Notes which amounts shall be paid out of the Unused Proceeds Account;

(2) at any time up to and including the last day of the Initial Investment Period, in accordance with the terms of, and to the extent permitted under, the

Collateral Management Agreement, in the acquisition of Collateral Debt Obligations including any payments to an Asset Swap Counterparty in respect of initial principal exchange amounts for Asset Swap Obligations, forming part of the initial Portfolio, which amounts shall be funded:

(x) to the extent that any such acquisition costs represent accrued interest, out of the Unused Proceeds Interest Account or, to the extent that there are insufficient amounts standing to the credit thereof, out of the Unused Proceeds Principal Account;

(y) in the case of any other acquisition costs other than those that represent accrued interest, out of the Unused Proceeds Principal Account or, to the extent that there are insufficient amounts standing to the credit thereof, out of the relevant Principal Account or, to the extent that there are insufficient amounts standing to the credit thereof, out of the Unused Proceeds Interest Account; and

(3) on the Effective Date, the Balance standing to the credit of the Unused Proceeds Principal Account, to the Euro Principal Account and the Balance standing to the credit of the Unused Proceeds Interest Account, at the discretion of the Collateral Manager, acting on behalf of the Issuer, to the Euro Interest Account and/or to the Euro Principal Account excluding such amounts as may be necessary to meet un invoiced expenses as the Collateral Manager may determine in its absolute discretion.

(viii) ***Payment Accounts***

The Issuer (acting through the Account Bank) will procure that the following Euro, Sterling and US Dollar denominated amounts are paid into, respectively, the Euro Principal Account, the Sterling Principal Account or the US Dollar Principal Account as the case may be.

The Issuer (acting through the Account Bank) will procure that, on the second Business Day prior to each Payment Date, all Euro amounts, Sterling amounts and US Dollar amounts standing to the credit of each of the Accounts which are required to be transferred to the Euro Payment Account, the Sterling Payment Account and the US Dollar Payment Account, respectively, are so transferred, together with all amounts received for the purpose of payment of any amounts pursuant to the Interest Proceeds Priority of Payments under the Liquidity Facility (if any) to be disbursed pursuant to the Interest Proceeds Priority of Payments on any Payment Date and, on such Payment Date, the Collateral Administrator (acting on the basis of the Payment Date Report), shall disburse such amounts in accordance with the Priorities of Payment. No amounts shall be transferred to or withdrawn from the Euro Payment Account, the Sterling Payment Account or the US Dollar Payment Account (as the case may be) at any other time or in any other circumstances, save that all interest accrued on the Euro Payment Account, the Sterling Payment Account and the US Dollar Payment Account shall be credited to the relevant Interest Account.

(ix) ***Asset Swap Termination Receipts Account***

The Issuer (acting through the Account Bank) will procure that all Asset Swap Counterparty Termination Payments and all proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*) are paid into the Asset Swap Termination Receipts Account which is opened and maintained in respect of the Asset Swap Obligation in respect of which such Asset Swap Counterparty

Termination Payments and liquidation proceeds were received promptly upon receipt thereof.

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Asset Swap Termination Receipts Account:

(A) at any time, any Asset Swap Replacement Payment payable to any Asset Swap Counterparty upon replacement of the Asset Swap Obligation to which the applicable sub account relates, up to an amount equal to the Asset Swap Counterparty Termination Payment received by the Issuer in respect thereof together with any proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*));

(B) (1) in the event that the Collateral Manager, acting on behalf of the Issuer, determines not to replace an Asset Swap Transaction that has terminated and Rating Agency Confirmation is received in respect of such determination; or

(2) where termination of the Asset Swap Transaction occurs on a Redemption Date pursuant to Conditions 7(a) (*Final Redemption*), 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) or 10 (*Events of Default*); or

(3) to the extent that any Asset Swap Counterparty Termination Payment and any proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*)) received by the Issuer exceeds any Asset Swap Replacement Payment payable upon entry into the Asset Swap Transaction replacing the original Asset Swap Transaction,

the Balance of the amounts standing to the credit of the Asset Swap Termination Receipts Account shall be transferred to the relevant Principal Account and shall constitute Unscheduled Principal Proceeds.

(x) ***Liquidity Payment Accounts***

The Liquidity Payment Accounts shall comprise three accounts denominated in Euros, Sterling and U.S. Dollars and amounts shall be paid into and out of each such account in accordance with the currency in which they are denominated.

The Issuer (acting through the Account Bank) will procure that all amounts described in paragraphs (A) and (E) of Condition 3(j)(iv) (*Euro Interest Account*), paragraph (A) of Condition 3(j)(v) (*Sterling Interest Account*) and paragraph (A) of Condition 3(j)(vi) (*US Dollar Interest Account*) shall be paid directly into the relevant Liquidity Payment Accounts promptly upon receipt thereof to the extent necessary to procure that the Balance standing to the credit thereof is equal to the outstanding principal amount of any Liquidity Drawings, accrued interest thereon and any other amounts (including breakage costs) required to be paid under the Liquidity Facility Agreement from time to time (save for any amounts included in paragraph (k) of the definition of Administrative Expenses); and

The Issuer (acting through the Account Bank) will procure repayment of Liquidity Drawings, payment of accrued interest thereon and all other amounts payable under the Liquidity Facility Agreement (save for any amounts included in paragraph (k) of the definition of Administrative Expenses) out of the applicable Liquidity Payment

Accounts, which amounts shall be paid directly to the Liquidity Facility Provider, provided that:

(x) there is no occurrence of an Event of Default outstanding at the relevant time; and

(y) the sum of the Balances (converted into Euros at the Spot Rate) standing to the credit of the Liquidity Payment Accounts, the Interest Accounts and the Principal Accounts immediately after such payments are made, will equal or exceed €300,000,

and shall ensure that payment of no other amount is made out of the Liquidity Payment Accounts.

(xi) ***Synthetic Collateral Accounts***

The Synthetic Collateral Accounts shall comprise three accounts denominated in Euros, Sterling and U.S. Dollars and amounts shall be paid into and out of each such account in accordance with the currency in which they are denominated.

The Issuer (acting through the Account Bank) shall procure that sums and/or securities deposited by the Issuer as Synthetic Collateral to secure the Issuer's obligations under a Synthetic Security pursuant to the terms of such Synthetic Security are paid into the Synthetic Collateral Accounts.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the applicable Synthetic Collateral Account:

(1) on any Business Day, any Synthetic Collateral (or any amount received on liquidation or maturity thereof) to the relevant Principal Account, as applicable, upon, (x) the termination or maturity of a Synthetic Security, to the extent not required to be paid to the applicable Synthetic Counterparty or (y) any increase in the Undrawn and Committed Amount under the Class A-1 VF Note Purchase Agreement to cover a Synthetic Security which is an unfunded credit default swap;

(2) in payment of any amounts due and payable by the Issuer to the applicable Synthetic Counterparty under any Synthetic Security; and

(3) all interest accrued on any Synthetic Collateral to the relevant Interest Account (other than amounts payable pursuant to paragraphs (1) and (2) above).

(xii) ***Counterparty Downgrade Collateral Account***

The Issuer (acting through the Account Bank) will procure that all Counterparty Downgrade Collateral pledged pursuant to a Hedge Agreement, a FX Derivative Agreement or an Offsetting Credit Default Swap or a Credit Short Obligation (as the case may be) shall be deposited in the Counterparty Downgrade Collateral Account. All Counterparty Downgrade Collateral deposited from time to time in any Counterparty Downgrade Collateral Account shall be held and released pursuant to the terms of the applicable Hedge Agreement, a FX Derivative Agreement or Offsetting Credit Default Swap or Credit Short Obligation (as applicable). Upon any default by a Hedge Counterparty under a Hedge Agreement, FX Derivative Counterparty under a FX Derivative Agreement or an Offsetting Credit Default Swap Counterparty under an Offsetting Credit Default Swap or a Credit Short Obligation Counterparty under a Credit Short Obligation, the Issuer shall promptly exercise its

remedies under the related agreement, including liquidating the related Counterparty Downgrade Collateral, whereupon such Counterparty Downgrade Collateral shall be transferred to the Asset Swap Termination Receipts Account or FX Derivative Termination Receipts Account, as applicable, save for any Credit Short Obligation Termination Receipt or Cash Settlement Amount received under any Credit Short Obligation which shall be credited to the relevant Interest Account pursuant to Condition 3(j) (*Payments to and from the Accounts*), in an amount agreed pursuant to the related Credit Short Obligation and save for any Counterparty Downgrade Collateral pledged pursuant to an Offsetting Credit Default Swap which shall be credited to the relevant Principal Account pursuant to Condition 3(j) (*Payments to and from the Accounts*).

(xiii) ***Collateral Enhancement Accounts***

The Collateral Enhancement Accounts shall comprise three accounts denominated in Euros, Sterling and U.S. Dollars and amounts shall be paid into and out of each such account in accordance with the currency in which they are denominated.

The Issuer (acting through the Account Bank) will procure that the following amounts are credited to the relevant Collateral Enhancement Account:

(A) at any time, all Collateral Enhancement Obligation Proceeds;

(B) at any time, any amounts withdrawn from the relevant Interest Account pursuant to paragraph (2) of Condition 3(j)(iv) (*Euro Interest Account*), the Sterling Interest Account pursuant to paragraph (2) of Condition 3(j)(v) (*Sterling Interest Account*) and the US Dollar Interest Account pursuant to paragraph (2) of Condition 3(j)(vi) (*US Dollar Interest Account*) and any amounts drawn down for the purpose of the acquisition or exercise of any option or warrant comprised in any Collateral Debt Obligation under the Liquidity Facility Agreement pursuant to the terms thereof and of the Collateral Management Agreement;

(C) on each Payment Date, all amounts of interest payable in respect of the Class F Subordinated Notes which the Issuer, or the Collateral Manager on its behalf, determines at its discretion shall be applied in payment into the relevant Collateral Enhancement Account pursuant to paragraph (FF) of the Interest Proceeds Priority of Payments, subject to the limit specified in such paragraph; and

(D) if the Issuer elects for physical settlement at the date it enters into the Credit Short Obligation, an amount equal to the notional amount of any Credit Short Obligation (if any).

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Collateral Enhancement Accounts:

(1) at any time, in the acquisition of, or in respect of any exercise of any option or warrant comprised in, Collateral Enhancement Obligations, in accordance with the terms of the Collateral Management Agreement;

(2) on the second Business Day prior to each Payment Date, at the discretion of the Collateral Manager, acting on behalf of the Issuer, all or part of the Balance standing to the credit of a Collateral Enhancement Account to the relevant Payment Account for distribution on such Payment Date in accordance with the Collateral Enhancement Obligation Proceeds Priority of Payments;

(3) at any time, at the discretion of the Collateral Manager, amounts required to purchase Deliverable Obligations to be delivered by the Issuer to a Credit Short Obligation Counterparty in respect of the physical settlement of a Credit Short Obligation. For the avoidance of doubt, the election to effect settlement by way of physical settlement may only be made in accordance with the criteria set out in the Collateral Management Agreement; and

(4) at any time, at the discretion of the Collateral Manager, amounts representing Sale Proceeds in excess of the purchase price and/or exercise price of any Collateral Enhancement Obligation that is sold, to the relevant Principal Account or the relevant Interest Account.

(xiv) ***The Revolving Reserve Accounts***

The Revolving Reserve Accounts shall comprise three accounts denominated in Euros, Sterling and U.S. Dollars and amounts shall be paid into and out of each such account in accordance with the currency in which they are denominated.

The Issuer (acting through the Account Bank) shall procure the following amounts are paid into the applicable Revolving Reserve Account:

(A) upon the acquisition by or on behalf of the Issuer of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, an amount equal to the amount which would cause the Balance standing to the credit of the relevant Revolving Reserve Account to be at least equal to the combined aggregate principal amounts of the Unfunded Amounts under each of the Revolving Obligations or Delayed Drawdown Collateral Debt Obligations of such Base Currency (which Unfunded Amounts will be treated as part of the purchase price for the related Revolving Obligation or Delayed Drawdown Collateral Debt Obligation) less amounts posted as collateral for any Unfunded Amounts pursuant to paragraph (1) below (and which do not constitute Funded Amounts);

(B) all principal payments received by the Issuer in respect of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, if and to the extent that the amount of such principal payments may be re borrowed under such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, following conversion thereof into the applicable Base Currency, if required, pursuant to any Asset Swap Transaction entered into in respect of the applicable Revolving Obligation or Delayed Drawdown Collateral Debt Obligation or otherwise by the Collateral Manager, acting on behalf of the Issuer; and

(C) all repayments of collateral to the Issuer originally paid by the Issuer pursuant to (1) below.

The Issuer (acting through the Account Bank) shall procure payment of the following amounts (and shall ensure that no other amounts are paid) out of the applicable Revolving Reserve Account:

(1) all amounts required to fund any drawings under any Delayed Drawdown Collateral Debt Obligation or Revolving Obligation or (subject to Rating Agency Confirmation) required to be deposited in the Issuer's name with any third party as collateral for any reimbursement or indemnification obligations of the Issuer owed to any other lender under such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation (subject to such security documentation as may be agreed between such lender, the Collateral

Manager (acting on behalf of the Issuer) and the Trustee), such amounts to be denominated in the Base Currency of such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, and to the extent required, converted into the currency in which it is to be drawn down or so deposited, by the Collateral Manager, acting on behalf of the Issuer;

(2) (x) at any time at the direction of the Collateral Manager (acting on behalf of the Issuer) or (y) upon the sale (in whole or in part) of a Revolving Obligation or the reduction, cancellation or expiry of any commitment of the Issuer to make future advances or otherwise extend credit thereunder, any excess of (a) the amount standing to the credit of the Revolving Reserve Accounts which is denominated in the Base Currency thereof (b) the sum of the Unfunded Amounts of all Revolving Obligations and Delayed Drawdown Collateral Debt Obligations which have the same Base Currency, after taking into account such sale or such reduction, cancellation or expiry of commitment, (i) if such excess amount is denominated in Euros, to the Euro Principal Account or, (ii) if such excess is denominated in Sterling or U.S. Dollars, to the Sterling Principal Account or the US Dollar Principal Account (as applicable);

(3) all initial principal exchange amounts scheduled to be paid by the Issuer to an Asset Swap Counterparty under an Asset Swap Transaction on the scheduled date for payment thereof which relate to any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation; and

(4) all interest accrued on the Balance standing to the credit of the Revolving Reserve Accounts from time to time (including capitalised interest received upon the sale, maturity or termination of any Eligible Investment) to the relevant Interest Account, following conversion thereof into Euros to the extent necessary.

(xv) ***Interest Rate Hedge Account***

The Issuer (acting through the Account Bank) will procure that all Interest Rate Hedge Counterparty Termination Payments and Interest Rate Hedge Replacement Receipts are paid into the Interest Rate Hedge Account promptly upon receipt thereof.

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made save to the extent otherwise permitted) out of the Interest Rate Hedge Account in payment as provided below:

(A) at any time, in the case of any Interest Rate Hedge Replacement Receipts paid into the Interest Rate Hedge Account, in payment of any Interest Rate Hedge Termination Payment due and payable to an Interest Rate Hedge Counterparty under the Interest Rate Hedge Transaction being replaced or to the extent not required to make such payment, in payment of such amount to the relevant Principal Account;

(B) at any time, in the case of any Interest Rate Hedge Counterparty Termination Payments paid into the Interest Rate Hedge Account, in payment of amounts payable by the Issuer upon entry into a Replacement Interest Rate Hedge Transaction in accordance with the Collateral Management Agreement; and

(C) in the case of any Interest Rate Hedge Counterparty Termination Payments paid into the Interest Rate Hedge Account, in the event that:

(1) the Issuer, or the Collateral Manager on its behalf, determines not to replace the Interest Rate Hedge Transaction and Rating Agency Confirmation is received in respect of such determination; or

(2) termination of the Interest Rate Hedge Transaction under which such Interest Rate Hedge Counterparty Termination Payments are payable occurs on a Redemption Date; or

(3) to the extent that such Interest Rate Hedge Counterparty Termination Payments are not required for application towards costs of entry into a Replacement Interest Rate Hedge Transaction,

in payment of such amounts (save for accrued interest thereon) to the relevant Principal Account.

(xvi) ***FX Derivative Reserve Account***

The Issuer (acting through the Account Bank) shall procure that the following amounts are paid into the FX Derivative Reserve Account:

(i) on the Closing Date an amount (expected to be up to €2,000,000) of the net proceeds of the issue and offering of the Notes; or

(ii) from time to time all proceeds received by the Issuer from the sale by it (or the Collateral Manager on its behalf) of any FX Derivative Transaction; or

(iii) on any Payment Date pursuant to Condition 3(c)(i)(F) (*Application of Interest Proceeds*).

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent permitted above) out of the FX Derivative Reserve Account:

(i) at any time for entering into any FX Derivative Transaction; and

(ii) at any time for the payment in respect of any FX Derivative Transaction,

(iii) at any time, at the discretion of the Collateral Manager, amounts standing to the credit of the FX Derivative Reserve Account to the Euro Interest Account or the Euro Principal Account.

(xvii) ***Restricted Currency Accounts***

The Issuer shall procure that (i) all amounts due to the Issuer in respect of each Restricted Currency Collateral Debt Obligation (including, any payments from an Asset Swap Counterparty in respect of initial principal exchange amounts pursuant to an Asset Swap Transaction) (ii) amounts transferred as required to the relevant Restricted Currency Account from the relevant Principal Account in order to purchase Restricted Currency Collateral Debt Obligations (iii) interest and principal proceeds received in respect of Restricted Currency Collateral Debt Obligations and (iv) Unscheduled Principal Proceeds in respect of Unhedged Collateral Debt Obligations, shall, on receipt, be deposited in a segregated interest bearing sub-account in respect of, and maintained in the currency of, each such individual Restricted Currency Collateral Debt Obligation. Additional amounts may also be transferred to the Restricted Currency Account from the Euro Interest Account at any time to the extent of any shortfall in the balance standing to the credit of such

Restricted Currency Account in respect of any payment required to be made by the Issuer pursuant to (2) below at such time.

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the Restricted Currency Account:

(1) at any time, to the extent of any initial principal exchange amount deposited into the Restricted Currency Account in accordance with the terms of and to the extent permitted under the Collateral Management Agreement, in the acquisition of Restricted Currency Collateral Debt Obligations;

(2) Scheduled Periodic Asset Swap Payments due to each Asset Swap Counterparty pursuant to each Asset Swap Transaction;

(3) Asset Swap Principal Exchange Amounts due to each Asset Swap Counterparty pursuant to each Asset Swap Transaction; and

(4) cash amounts (representing any excess standing to the credit of the Restricted Currency Accounts after provisioning for any amounts to be paid to any Asset Swap Counterparty pursuant to any Asset Swap Transaction) to the Euro Principal Account or Euro Interest Account, as applicable, after conversion thereof into Euros at the Spot Rate.

(5) at any time, principal proceeds and/or interest proceeds to the relevant Principal Account or interest proceeds to the relevant Interest Account at the discretion of the Collateral Manager.

(xviii) ***Downgrade VFN Commitment Holder Account***

If a VFN Commitment Holder elects to pay the Commitment Downgrade Amount or post Eligible Collateral, within two Business Days of receipt of such amount, the Issuer will deposit an amount equal to such Commitment Downgrade Amount or such Collateral Requirement in a Euro denominated revolving collateral account (with, where necessary, a sub-account in Sterling and/or US Dollars) (the "**Downgrade VFN Commitment Holder Account**") under the Class A-1 VF Note Purchase Agreement.

So long as the Downgrade VFN Commitment Holder fails to meet the VFN Required Ratings, the Issuer will procure payment of the following amounts (and shall ensure that payment of no other amount is made) out of the Downgrade VFN Commitment Holder Account:

(i) amounts which the Issuer is permitted to draw under the Class A-1 VF Note Purchase Agreement to fund the portion of any Euro Drawing, Sterling Drawing or US Dollar Drawing in respect of a Euro, Sterling or US Dollar denominated Undrawn and Committed Amount (as applicable);

(ii) the Balance standing to the credit of the Downgrade VFN Commitment Holder Account to the extent that such amount becomes repayable to the Downgrade VFN Commitment Holder pursuant to the terms of the Class A-1 VF Note Purchase Agreement; and

(iii) all income derived and interest standing to the credit of the Downgrade VFN Commitment Holder Account payable to the VFN Commitment Holder pursuant to the terms of the Class A-1 VF Note Purchase Agreement.

(xix) ***FX Derivative Termination Receipts Account***

The Issuer (acting through the Account Bank) will procure that all FX Derivative Termination Payments and all proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*) are paid into the FX Derivative Termination Receipts Account which is opened and maintained in respect of the FX Derivative Transaction in respect of which such FX Derivative Counterparty Termination Payments and liquidation proceeds were received promptly upon receipt thereof.

The Issuer (acting through the Account Bank) will procure payment of the following amounts (and shall ensure that payment of no other amount is made, save to the extent otherwise permitted above) out of the FX Derivative Termination Receipts Account:

(A) at any time, any FX Derivative Replacement Payment payable to any FX Derivative Counterparty upon replacement of the FX Derivative Transaction to which the applicable sub account relates, up to an amount equal to the FX Derivative Counterparty Termination Payment received by the Issuer in respect thereof together with any proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*));

(B) (1) in the event that the Collateral Manager, acting on behalf of the Issuer, determines not to replace a FX Derivative Transaction that has terminated and Rating Agency Confirmation is received in respect of such determination; or

(2) where termination of the FX Derivative Transaction occurs on a Redemption Date pursuant to Conditions 7(a) (*Final Redemption*), 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) or 10 (*Events of Default*); or

(3) to the extent that any FX Derivative Counterparty Termination Payment and any proceeds of liquidation of any Counterparty Downgrade Collateral (as described under Condition 3(j)(xii) (*Counterparty Downgrade Collateral Account*)) received by the Issuer exceeds any FX Derivative Replacement Payment payable upon entry into the FX Derivative Transaction replacing the original FX Derivative Transaction,

the Balance of the amounts standing to the credit of the FX Derivative Termination Receipts Account shall be transferred to the relevant Principal Account and shall constitute Unscheduled Principal Proceeds.

4. Security

(a) *Security*

Pursuant to the Trust Deed, the obligations of the Issuer under the Notes of each Class, the Trust Deed, the Agency Agreement and the Collateral Management Agreement (together with the obligations owed by the Issuer to the other Secured Parties) are secured in favour of the Trustee for the benefit of the Secured Parties by:

(i) an assignment by way of security of all the Issuer's present and future rights, title and interest (and all entitlements or other benefits relating thereto) in respect of all Senior Loans, High Yield Bonds, Mezzanine Obligations, Synthetic Securities, Exchanged Equity Securities, Collateral Enhancement Obligations (save to the extent that it

would cause the Issuer to be in breach of any obligations by which it is bound which relate to any such Collateral Enhancement Obligation), Structured Finance Securities and any other Collateral Debt Obligations and any Eligible Investments standing to the credit of each of the Accounts (other than the Downgrade VFN Commitment Holder Account) and any other investments, in each case held by the Issuer from time to time (where such rights are contractual rights other than contractual rights, the assignment of which would require the consent of a third party and where such contractual rights arise other than under securities), including, without limitation, moneys received in respect thereof, all dividends and distributions paid or payable thereon, all property paid, distributed, accruing or offered at any time on, to or in respect of or in substitution therefor and the proceeds of sale, repayment and redemption thereof;

(ii) a first fixed charge and first priority security interest granted over all the Issuer's present and future rights, title and interest (and all entitlements or other benefits relating thereto) in respect of all Senior Loans, High Yield Bonds, Mezzanine Obligations, Synthetic Securities, Exchanged Equity Securities, Collateral Enhancement Obligations (save to the extent that it would cause the Issuer to be in breach of any obligations by which it is bound which relate to any such Collateral Enhancement Obligation), Structured Finance Securities and any other Collateral Debt Obligations and any Eligible Investments standing to the credit of each of the Accounts and any other investments, in each case held by the Issuer (where such assets are securities or contractual rights not assigned by way of security pursuant to paragraph (i) above and which are capable of being the subject of a first fixed charge and first priority security interest), including, without limitation, all moneys received in respect thereof, all dividends and distributions paid or payable thereon, all property paid, distributed, accruing or offered at any time on, to or in respect of or in substitution therefor and the proceeds of sale, repayment and redemption thereof;

(iii) a first fixed charge over all present and future rights of the Issuer in respect of each of the Accounts and all moneys from time to time standing to the credit of such Accounts and the debts represented thereby and including, without limitation, all interest accrued and other moneys received in respect thereof (provided that any charge over any Downgrade VFN Commitment Holder Account and any such money and debts shall be for the benefit of such VFN Commitment Holder only and shall be subject in all respects to the terms and provisions of the Class A-1 VF Note Purchase Agreement);

(iv) a first fixed charge over all present and future rights of the Issuer in respect of each of the Restricted Currency Accounts and all moneys and all Eligible Investments from time to time standing to the credit of the Restricted Currency Accounts and the debts represented thereby and including, without limitation, all interest accrued and other moneys received in respect thereof;

(v) a first fixed charge and first priority security interest (where the applicable assets are securities) over or an assignment by way of security (where the applicable rights are contractual obligations, arising other than under securities) of, all present and future rights of the Issuer in respect of, any Synthetic Collateral including, without limitation, all moneys received in respect thereof, all dividends and distributions paid or payable thereon, all property paid, distributed, accruing or offered at any time on, to or in respect of or in substitution therefor and the proceeds of sale, repayment and redemption thereof and over the Synthetic Collateral Accounts and all moneys from time to time standing to the credit of the Synthetic Collateral Accounts and the debts represented thereby, subject, in each case, to the rights of any Synthetic Counterparty to require repayment or redelivery of any such Synthetic Collateral pursuant to the terms of the applicable Synthetic Security and to any security interest thereover

granted in favour of the Trustee for the benefit of such Synthetic Counterparty pursuant to the applicable Synthetic Security;

(vi) a first fixed charge and first priority security interest (where the applicable assets are securities) over, or an assignment by way of security (where the applicable rights are contractual obligations) of, all present and future rights of the Issuer in respect of any Counterparty Downgrade Collateral standing to the credit of the Counterparty Downgrade Collateral Account including, without limitation, all moneys received in respect thereof, all dividends and distributions paid or payable thereon, all property paid, distributed, accruing or offered at any time on, to or in respect of or in substitution therefor and the proceeds of sale, repayment and redemption thereof and over the Counterparty Downgrade Collateral Account and all moneys from time to time standing to the credit of the Counterparty Downgrade Collateral Account and the debts represented thereby, subject, in each case, to the rights of any Hedge Counterparty or Offsetting Credit Default Swap Counterparty or Credit Short Obligation Counterparty or FX Derivative Counterparty to require repayment or redelivery of any such Counterparty Downgrade Collateral pursuant to the terms of the applicable Hedge Agreement or Offsetting Credit Default Swap or Credit Short Obligation or FX Derivative Agreement and to any security interest thereover granted in favour of the Trustee for the benefit of such Hedge Counterparty or Offsetting Credit Default Swap Counterparty or Credit Short Obligation Counterparty or FX Derivative Counterparty pursuant to the applicable Hedge Transaction or Offsetting Credit Default Swap or Credit Short Obligation;

(vii) an assignment by way of security of all the Issuer's present and future rights against the Custodian under the Agency Agreement (to the extent it relates to the Custody Account) and a first fixed charge over all of the Issuer's right, title and interest in and to the Custody Account (including each cash account relating to the Custody Account) and any cash held therein and the debts represented thereby;

(viii) an assignment by way of security of all the Issuer's present and future rights under each Hedge Agreement and each Hedge Transaction entered into thereunder (including the Issuer's rights under any guarantee or credit support annex entered into pursuant to any Hedge Agreement, provided that such assignment by way of security shall not in any way restrict the release of collateral granted thereunder in whole or in part at any time pursuant to the terms thereof);

(ix) an assignment by way of security of all the Issuer's present and future rights under each FX Derivative Agreement and each FX Derivative Transaction entered into thereunder (including the Issuer's rights under any guarantee or credit support annex entered into pursuant to any FX Derivative Agreement, provided that such assignment by way of security shall not in any way restrict the release of collateral granted thereunder in whole or in part at any time pursuant to the terms thereof);

(x) an assignment by way of security of all the Issuer's present and future rights under the Collateral Management Agreement;

(xi) a first fixed charge over all moneys held from time to time by the Principal Paying Agent and any other Agent for payment of principal, interest or other amounts on the Notes (if any);

(xii) an assignment by way of security of all the Issuer's present and future rights under the Liquidity Facility Agreement, the Agency Agreement, the Subscription and Placement Agreement, the Note Purchase Agreements and the Class A-1 VF Note Purchase Agreement (including any Third Party Funding Notices thereunder);

(xiii) an assignment by way of security of all the Issuer's present and future rights under the Collateral Acquisition Agreements;

(xiv) a floating charge over the whole of the Issuer's undertaking and assets (other than the Issuer Irish Account and the Issuer's interest in the Corporate Administration Agreement) to the extent that such undertaking and assets are not subject to any other security created pursuant to the Trust Deed, the Euroclear Pledge Agreement and the Bank Accounts Pledge Agreement;

(xv) an assignment by way of security of all the Issuer's present and future rights under any Disposal Agreement that may be entered into from time to time;

(xvi) an assignment by way of first fixed security of the Issuer's rights, title and interest (present and future) under any Offsetting Credit Default Swap (including the Issuer's rights under any guarantee or credit support annex entered into pursuant to any Offsetting Credit Default Swap provided that such assignment by way of security shall not in any way restrict the release of collateral granted thereunder in whole or in part at any time pursuant to the terms thereof); and

(xvii) an assignment by way of first fixed security of the Issuer's rights, title and interest (present and future) under the Credit Short Obligation (including the Issuer's rights under any guarantee or credit support annex entered into pursuant to any Credit Short Obligation provided that such assignment by way of security shall not in any way restrict the release of collateral granted thereunder in whole or in part at any time pursuant to the terms thereof).

If, for any reason, the purported assignment by way of security of, and/or the grant of first fixed charge over, the property, assets, rights and/or benefits described above is found to be ineffective in respect of any such property, assets, rights and/or benefit (together, the "**Affected Collateral**"), the Issuer shall hold the benefit of the Affected Collateral and any sums received in respect thereof or any security interest, guarantee or indemnity or undertaking of whatever nature given to secure such Affected Collateral (together, the "**Trust Collateral**") on trust for the Trustee and shall (i) account to the Trustee for or otherwise apply all sums received in respect of such Trust Collateral as the Trustee may direct (provided that, subject to the Conditions and the terms of the Collateral Management Agreement, if no Potential Event of Default or Event of Default has occurred and is continuing, the Issuer shall be entitled to apply the benefit of such Trust Collateral and such sums in respect of such Trust Collateral received by it and held on trust under this paragraph without prior direction from the Trustee), (ii) exercise any rights it may have in respect of the Trust Collateral at the direction of the Trustee and (iii) at its own cost take such action and execute such documents as the Trustee may in its sole discretion require.

The Issuer may from time to time grant security:

(1) by way of a first priority security interest to a Synthetic Counterparty over the Synthetic Collateral deposited by the Issuer in the Synthetic Collateral Accounts as security for the Issuer's obligations under a Collateralised Credit Default Swap entered into with such Synthetic Counterparty; and/or

(2) by way of a first priority security interest to a Hedge Counterparty or an Offsetting Credit Default Swap Counterparty or a Credit Short Obligation Counterparty over the Counterparty Downgrade Collateral deposited by such Hedge Counterparty or an Offsetting Credit Default Swap Counterparty or a Credit Short Obligation Counterparty in the Counterparty Downgrade Collateral Account as security for the Issuer's obligations to repay or redeem such Counterparty Downgrade Collateral pursuant to the terms of the applicable Hedge Agreement or Offsetting Credit Default Swap or Credit Short Obligation (subject to such security documentation as may be

agreed between such third party, the Collateral Manager acting on behalf of the Issuer, and the Trustee); and/or

(3) by way of first priority security interest over amounts representing all or part of the Unfunded Amount of any Revolving Obligation or Delayed Drawdown Collateral Debt Obligation and deposited in its name with a third party as security for any reimbursement or indemnification obligation of the Issuer owed to any other lender under such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation, subject to the terms of Condition 3(j)(xiv) (*The Revolving Reserve Accounts*) (including Rating Agency Confirmation).

All deeds, documents, assignments, instruments, bonds, notes, negotiable instruments, papers and any other instruments comprising, evidencing, representing and/or transferring the Portfolio will be deposited with or held by or on behalf of the Custodian until the security over such obligations is irrevocably discharged in accordance with the provisions of the Trust Deed. In the event that the ratings of the Custodian are downgraded to below the Required Ratings or withdrawn, the Issuer shall use reasonable endeavours to procure that a replacement Custodian with the Required Ratings and who is acceptable to the Trustee is appointed in accordance with the provisions of the Agency Agreement.

Pursuant to the terms of the Trust Deed, the Trustee is exempted from any liability in respect of any decrease in value, loss or theft of the Collateral, from any obligation to insure the Collateral and from any claim arising from the fact that the Collateral is held in a clearing system or in safe custody by the Custodian, a bank or other custodian. The Trustee has no responsibility for ensuring that the Custodian satisfies the Required Ratings applicable to it or, in the event of its failure to satisfy such Required Ratings, to procure the appointment of a replacement Custodian. The Trustee has no responsibility for the management of the Portfolio by the Collateral Manager or to supervise the administration of the Portfolio by the Collateral Administrator or any other party and is entitled to rely on the certificates or notices of any relevant party without further enquiry. The Trust Deed also provides that the Trustee shall accept without investigation, requisition or objection such right, benefit, title and interest, if any, as the Issuer may have in and to any of the Collateral and is not bound to make any investigation into the same or into the Collateral in any respect.

Pursuant to the Euroclear Pledge Agreement, the Issuer has also created a Belgian law pledge over the Collateral Debt Obligations from time to time held by the Custodian on behalf of the Issuer in Euroclear.

Pursuant to the Bank Accounts Pledge Agreement, the Issuer has also created security over the Accounts from time to time held by the Account Bank on behalf of the Issuer in Belgium.

(b) ***Application of Proceeds upon Enforcement***

The Trust Deed provides that the net proceeds of realisation of, or enforcement with respect to, the security over the Collateral constituted by the Trust Deed shall be applied in accordance with the Priorities of Payment set out in Condition 3(c) (*Priorities of Payment*).

(c) ***Limited Recourse***

The obligations of the Issuer to pay amounts due and payable in respect of the Notes and to the other Secured Parties at any time shall be limited to the proceeds available at such time to make such payment in accordance with the Priority of Payments. If the net proceeds of realisation of the security constituted by the Trust Deed, the Euroclear Pledge Agreement and the Bank Accounts Pledge Agreement, upon enforcement thereof in accordance with Condition 11 (*Enforcement*) and the provisions of the Trust Deed, are less than the aggregate amount payable in such circumstances by the Issuer in respect of the Notes and to the other Secured Parties (such negative amount being referred to herein as a "**shortfall**"), the

obligations of the Issuer in respect of the Notes of each Class and its obligations to the other Secured Parties in such circumstances will be limited to such net proceeds, which shall be applied in accordance with the Priorities of Payment. In such circumstances, the other assets (including the Issuer Irish Account and its rights under the Corporate Administration Agreement) of the Issuer will not be available for payment of such shortfall which shall be borne by the Class A Noteholders, the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders, the Class F Subordinated Noteholders, the Trustee and the other Secured Parties in accordance with the Priorities of Payment (applied in reverse order). The rights of the Secured Parties to receive any further amounts in respect of such obligations shall be extinguished and none of the Noteholders of each Class or the other Secured Parties may take any further action to recover such amounts. None of the Noteholders of any Class, the Trustee or the other Secured Parties (nor any other person acting on behalf of any of them) shall be entitled at any time to institute against the Issuer, its affiliates or directors, or join in any institution against the Issuer of, any bankruptcy, reorganisation, arrangement, insolvency, winding up, examinership or liquidation proceedings or for the appointment of a liquidator, administrator, examiner or similar official, or other proceedings under any applicable bankruptcy or similar law in connection with any obligations of the Issuer relating to the Notes of any Class, the Trust Deed or otherwise owed to the Secured Parties, save for lodging a claim in the liquidation of the Issuer which is initiated by another party or taking proceedings to obtain a declaration or judgment as to the obligations of the Issuer.

None of the Trustee, the Account Bank, the Calculation Agent, the VFN Agent, the Corporate Services Provider, the Initial Purchaser, the Collateral Manager, the Liquidity Facility Provider, the Collateral Administrator, the Principal Paying Agent, the Registrar or the Custodian has any obligation to any Noteholder of any Class for payment of any amount by the Issuer in respect of the Notes of any Class.

(d) ***Acquisition and Sale of Portfolio***

The Collateral Manager is required to manage the Portfolio and to act in specific circumstances in relation to the Portfolio on behalf of the Issuer pursuant to the terms of, and subject to the parameters set out in, the Collateral Management Agreement and subject to the overall supervision and control of the Issuer. The duties of the Collateral Manager with respect to the Portfolio include (amongst others):

(i) the purchase of Collateral Debt Obligations on or prior to the Closing Date and during the Initial Investment Period;

(ii) the investment of amounts standing to the credit of the Accounts in Eligible Investments;

(iii) the sale of certain of the Collateral Debt Obligations and the reinvestment of Principal Proceeds received in Substitute Collateral Debt Obligations in accordance with the criteria set out in the Collateral Management Agreement and thereafter; and

(iv) the management of the currency and/or interest hedging strategy in respect of the Portfolio.

The Collateral Manager is required to monitor the Collateral Debt Obligations with a view to seeking to determine whether any Collateral Debt Obligation has converted into, or been exchanged for, an Exchanged Equity Security or become a Credit Improved Obligation, Defaulted Obligation or Credit Impaired Obligation, provided that, if it fails to do so, except in the circumstances set out in the Collateral Management Agreement, the Issuer shall not have any recourse against any of the Collateral Manager, the Collateral Administrator, the Custodian, the Principal Paying Agent, the Registrar or the Trustee for any loss suffered as a result of such failure.

Under the Collateral Management Agreement, the Noteholders, among others, have certain rights in respect of the removal of the Collateral Manager and appointment of a replacement Collateral Manager.

(e) ***Exercise of Rights in Respect of the Portfolio***

Pursuant to the Collateral Management Agreement, the Issuer authorises the Collateral Manager, prior to enforcement of the security over the Collateral and subject to the overall supervision and control of the Issuer, to exercise all rights and remedies of the Issuer in its capacity as a holder of, or person beneficially entitled to, the Portfolio. In particular, the Collateral Manager is authorised, subject to any specific direction given by the Issuer, to attend and vote at any meeting of holders of, or other persons interested or participating in, or entitled to the rights or benefits (or a part thereof) under, the Portfolio and to give any consent, waiver, indulgence, time or notification, make any declaration or agree any composition, compounding or other similar arrangement with respect to any obligation forming part of the Portfolio.

(f) ***Information Regarding the Collateral***

The Collateral Administrator, on behalf of the Issuer, shall procure that a copy of each Monthly Report and any Payment Date Report is mailed upon publication thereof by pre paid first class post (or is delivered in any other manner approved by the Trustee, including by electronic transmission), within two Business Days of such publication (to the address specified in each of the requests referred to below which address may be an e mail address) to each Noteholder of each Class upon request in writing therefor, together with a Class F Subordinated Noteholder Report to, and upon written request from, any Class F Subordinated Noteholder and that copies of each such Report are sent to the Trustee, the Collateral Manager and each Rating Agency within two Business Days of publication thereof.

5. Covenants of and Restrictions on the Issuer

(a) ***Covenants of the Issuer***

Unless otherwise provided and as more fully described in the Trust Deed, the Issuer covenants to the Trustee on behalf of the Noteholders that, for so long as any Note remains Outstanding, the Issuer will:

(i) take such steps as are reasonable to enforce all its rights:

(A) under the Trust Deed;

(B) in respect of the Collateral;

(C) under the Agency Agreement;

(D) under the Collateral Management Agreement;

(E) under the Corporate Administration Agreement;

(F) under the Collateral Acquisition Agreements;

(G) under the Hedge Agreements;

(H) under each Credit Short Obligation;

(I) under each Offsetting Credit Default Swap;

(J) under the Class A-1 VF Note Purchase Agreement;

(K) under the Liquidity Facility Agreement;

(L) under the Euroclear Pledge Agreement (if applicable);

(M) under the Bank Accounts Pledge Agreement (if applicable); and

(N) under the FX Derivative Agreements;

(ii) comply with its obligations under the Notes, the Trust Deed, the Agency Agreement, the Collateral Management Agreement, each Credit Short Obligation, each Offsetting Credit Default Swap and each other Transaction Document to which it is a party;

(iii) keep proper books of account;

(iv) at all times maintain its tax residence outside the United Kingdom and the United States and will not establish a branch, agency (other than the appointment of the Collateral Manager pursuant to the terms of the Collateral Management Agreement) or place of business or register as a company in the United Kingdom or the United States provided however, that the activities conducted by the Collateral Manager (on its behalf) do not cause otherwise;

(v) pay its debts generally as they fall due;

(vi) do all such things as are necessary to maintain its corporate existence;

(vii) use its best endeavours to obtain and maintain a listing of the Outstanding Notes of each Class on the regulated market of the Irish Stock Exchange. If, however, it is unable to do so, having used such endeavours, or if the maintenance of such listings are agreed by the Trustee to be unduly onerous and the Trustee is satisfied that the interests of the holders of the Outstanding Notes would not thereby be materially prejudiced, the Issuer will instead use all reasonable endeavours promptly to obtain and thereafter to maintain a listing for such Notes on such other stock exchange(s) as it may (with the approval of the Trustee) decide or failing such decision as the Trustee may reasonably determine;

(viii) supply such information to the Rating Agencies as they may reasonably request; and

(ix) not, at any time, take any action or authorise any action which would cause its "centre of main interests" (as that term is referred to in Article 3(1) of Council Regulation (EC) No. 1346/2000 on Insolvency Proceedings) to be outside Ireland.

(b) ***Restrictions on the Issuer***

As more fully described in the Trust Deed, for so long as any of the Notes remain Outstanding, save as contemplated in the Transaction Documents, the Issuer covenants to the holders of such Outstanding Notes that (to the extent applicable) it will not, without the prior written consent of the Trustee:

(i) sell, factor, discount, transfer, assign, lend or otherwise dispose of any of its right, title or interest in or to the Collateral, other than in accordance with the Collateral Management Agreement, nor will it create any mortgage, pledge, lien, charge, encumbrance or other security interest over the Collateral or in respect of the Synthetic Collateral except in accordance with the Trust Deed, the Euroclear Pledge Agreement, the Bank Accounts Pledge Agreement or these Conditions;

(ii) sell, factor, discount, transfer, assign, lend or otherwise dispose of, nor create or permit to be outstanding any mortgage, pledge, lien, charge, encumbrance or other security interest over, any of its other property or assets or any part thereof or interest therein other than in accordance with the Trust Deed, the Euroclear Pledge Agreement, the Bank Accounts Pledge Agreement or these Conditions;

(iii) engage in any business other than:

(A) acquiring and holding any property, assets or rights that are capable of being effectively charged in favour of the Trustee or that are capable of being held on trust by the Issuer in favour of the Trustee under the Trust Deed;

(B) issuing and performing its obligations under the Notes;

(C) entering into, exercising its rights and performing its obligations under or enforcing its rights under the Trust Deed, the Agency Agreement, the Collateral Management Agreement, each Credit Short Obligation, each FX Derivative Agreement, each Offsetting Credit Default Swap and each other Transaction Document to which it is a party, as applicable;

(D) performing any act incidental to or necessary in connection with any of the above;

(iv) amend any term or condition of the Notes of any Class (save in accordance with these Conditions of the Notes and the Trust Deed);

(v) agree to any amendment to any provision of, or grant any waiver or consent under the Trust Deed, the Liquidity Facility Agreement, the Agency Agreement, the Collateral Management Agreement, the Corporate Administration Agreement, or any other Transaction Document to which it is a party;

(vi) incur any indebtedness for borrowed money, other than in respect of:

(A) the Notes (including the issuance of additional Notes pursuant to Condition 17 (*Additional Issuances*)) or any document entered into in connection with the Notes or the sale thereof (including the issuance of additional Notes pursuant to Condition 17 (*Additional Issuances*)); or

(B) as otherwise permitted pursuant to the Trust Deed and the Liquidity Facility Agreement;

(vii) amend its constitutional documents;

(viii) have any subsidiaries or establish any offices, branches or other "establishment" (as that term is used in Article 2(n) of Council Regulation (EC) No. 1346/2000 on Insolvency Proceedings) anywhere in the world;

(ix) have any employees (for the avoidance of doubt the directors of the Issuer do not constitute employees);

(x) enter into any reconstruction, amalgamation, merger or consolidation;

(xi) convey or transfer all or a substantial part of its properties or assets (in one or a series of transactions) to any person, otherwise than as contemplated in these Conditions;

(xii) issue any shares (other than such shares as are in issue as at the Closing Date) nor redeem or purchase any of its issued share capital;

(xiii) enter into any material agreement or contract with any Person (other than an agreement on customary market terms, which terms do not contain the provisions below) unless such contract or agreement contains "limited recourse" provisions and such Person agrees that, prior to the date that is one year and one day after all the related obligations of the Issuer have been paid in full (or, if longer, the applicable preference period under applicable insolvency law), such Person shall not take any action or institute any proceeding against the Issuer, its affiliates or directors, under

any insolvency law applicable to the Issuer or which would reasonably be likely to cause the Issuer to be subject to or seek protection of, any such insolvency law; provided that such Person shall be permitted to become a party to and to participate in any proceeding or action under any such insolvency law that is initiated by any other Person other than one of its Affiliates;

(xiv) otherwise than as contemplated in the Transaction Documents, release from or terminate the appointment of the Custodian or the Account Bank under the Agency Agreement, the Collateral Manager or the Collateral Administrator under the Collateral Management Agreement or any Hedge Counterparty under any Hedge Agreement or any FX Derivative Counterparty under any FX Derivative Agreement or any Credit Short Obligation Counterparty under any Credit Short Obligation or any Offsetting Credit Default Swap Counterparty under any Offsetting Credit Default Swap or the guarantor under any Hedge Agreement or Credit Short Obligation or Offsetting Credit Default Swap (including, in each case, any transactions entered into thereunder) or, in each case, from any executory obligation thereunder; or

(xv) enter into any lease in respect of, or own, premises.

The Class A-1 VF Note Purchase Agreement contains, *inter alia*, representations, warranties and covenants in favour of the Class A-1 VF Noteholder and all other parties to the Class A-1 VF Note Purchase Agreement including and additional to the nature of the representations, warranties and covenants in favour of the Trustee.

6. Interest

(a) *Payment Dates*

(i) *Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes*

The Class A Notes (other than the Class A-1 VF Notes and the Class A-2 Refinancing Notes), the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes each bear interest from (and including) the Closing Date and such interest will be payable semi-annually (or, in the case of interest accrued during the initial Accrual Period, for the period from (and including) the Closing Date to (but excluding) the Payment Date falling on or about 29 November 2007) in arrear on each Payment Date.

(ii) *Class F Subordinated Notes*

Payments of interest will be made on the Class F Subordinated Notes to the extent funds are available in accordance with paragraph (HH), (JJ), (LL) of the Interest Proceeds Priority of Payments on each Payment Date and shall continue to be payable in accordance with this Condition 6 (*Interest*) notwithstanding redemption in full of any Class F Subordinated Note at its applicable Redemption Price.

(iii) *Class A-2 Refinancing Notes*

The Class A-2 Refinancing Notes, if any, will bear interest from their issue date at the same rate as the Class A-2 Notes and such interest will be payable semi-annually (or such other relevant period) in arrear on each Payment Date.

(iv) *Class A-1 VF Notes*

Drawings in respect of the Class A-1 VF Notes will bear interest for the VFN Interest Period, such interest will be payable semi annually (or such other relevant period) in arrear on each Payment Date. Payments in respect of the Commitment Fee shall

accrue from the Closing Date and shall be payable semi annually in arrear on each Payment Date.

(b) ***Interest Accrual***

(i) ***Class A Notes, Class B Notes, Class C Notes, Class D Notes, Class E Notes and Class F Subordinated Notes***

Each Class A Note, Class B Note, Class C Note, Class D Note and Class E Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused. In such event, it shall continue to bear interest in accordance with this Condition 6 (*Interest*) (both before and after judgment) until whichever is the earlier of (A) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (B) the day seven days after the Trustee or the Principal Paying Agent has notified the Noteholders of such Class of Notes in accordance with Condition 16 (*Notices*) of receipt of all sums due in respect of all the Notes of such Class up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).

(ii) ***Class F Subordinated Notes***

Payments on the Class F Subordinated Notes will cease to be payable in respect of each Class F Subordinated Note upon the date that all of the Collateral has been realised and no Interest Proceeds, Principal Proceeds or Collateral Enhancement Obligation Proceeds remain available for distribution in accordance with the Priorities of Payment.

(c) ***Deferral of Interest***

(i) ***Deferred Interest***

For so long as any of the Class A Notes remain Outstanding, the Issuer shall, and shall only be obliged to, pay any Interest Amount payable in respect of the Class B Notes, the Class C Notes, the Class D Notes or the Class E Notes in full on any Payment Date and, for so long as any of the Class B Notes remain Outstanding, the Issuer shall, and shall only be obliged to, pay any Interest Amount payable in respect of the Class C Notes, the Class D Notes or the Class E Notes in full on any Payment Date and, for so long as any of the Class C Notes remain Outstanding, the Issuer shall, and shall only be obliged to, pay any Interest Amount payable in respect of the Class D Notes or the Class E Notes in full on any Payment Date and, for so long as any of the Class D Notes remain Outstanding, the Issuer shall, and shall only be obliged to, pay any Interest Amount payable in respect of the Class E Notes in full on any Payment Date, in each case to the extent that there are Interest Proceeds or Principal Proceeds available for payment thereof in accordance with the Priorities of Payment.

In the case of the Class B Notes, the Class C Notes, the Class D Notes or the Class E Notes, for so long as any of the Class A Notes remain Outstanding, an amount of interest equal to any shortfall in payment of the Interest Amount which would, but for the first paragraph of this Condition 6(c)(i) (*Deferred Interest*) otherwise be due and payable in respect of any of such Classes of Notes on any Payment Date (each such amount being referred to as "**Deferred Interest**") will not be due and payable on such Payment Date, but will be added to the principal amount of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as applicable, and thereafter will accrue interest at the relevant Class B Floating Rate of Interest, Class C Floating Rate of Interest, Class D Floating Rate of Interest and Class E Floating Rate of

Interest, as applicable, and the failure to pay such Deferred Interest to the holders of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as applicable, will not be an Event of Default until the Maturity Date, provided always however that if the relevant Class is the then Controlling Class, Deferred Interest shall not be added to the principal amount of such Class and failure to pay any Interest Amount due and payable thereon on a Payment Date in full will constitute an Event of Default. Interest will cease to accrue on each Note, or in the case of a partial repayment, on such part, from the date of repayment or the respective Stated Maturity unless payment of principal is improperly withheld or unless default is otherwise made with respect to such payments of principal.

(ii) ***Non-payment of Interest***

Following redemption in full of the Class A Notes, non-payment of interest on the Class B Notes and, following redemption in full of the Class B Notes, non-payment of interest on the Class C Notes and, following redemption in full of the Class C Notes, non-payment of interest on the Class D Notes and, following redemption in full of the Class D Notes, non-payment of interest on the Class E Notes shall constitute an Event of Default.

(d) ***Payment of Deferred Interest***

Deferred Interest in respect of any Class B Note, Class C Note, Class D Note or Class E Note shall only become payable by the Issuer in accordance with, respectively, paragraphs (L), (O), (R) and (U) of the Interest Proceeds Priority of Payments and paragraph (A) of the Principal Proceeds Priority of Payment, to the extent that Interest Proceeds are available to make such payment in accordance with the Priorities of Payment (and, if applicable, the Note Payment Sequence). An amount equal to any such Deferred Interest so paid shall be subtracted from the principal amount of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as applicable. For the avoidance of doubt, Deferred Interest that is not payable in accordance with this paragraph (d) (*Payment of Deferred Interest*), shall continue to be part of the principal amount of the Class B Notes and/or the Class C Notes and/or the Class D Notes and/or the Class E Notes, as applicable.

(e) ***Interest on the Rated Notes***

(i) ***Floating Rate of Interest***

The rate of interest from time to time in respect of the Class A-2a Notes and any applicable Class A-2 Refinancing Notes (the "**Class A-2a Floating Rate of Interest**"), in respect of the Class A-2b Notes and any applicable Class A-2 Refinancing Notes (the "**Class A-2b Floating Rate of Interest**"), in respect of the Class B Notes (the "**Class B Floating Rate of Interest**"), in respect of the Class C Notes (the "**Class C Floating Rate of Interest**"), in respect of the Class D Notes (the "**Class D Floating Rate of Interest**") and in respect of the Class E Notes (the "**Class E Floating Rate of Interest**"), will be determined by the Calculation Agent on the following basis:

(A) On the Business Day before the beginning of each Accrual Period (each, an "**Interest Determination Date**"), the Calculation Agent will determine the offered rate for six month Euro deposits (or, in the case of the initial Accrual Period, a straight-line interpolation of the offered rate for six and seven month Euro deposits) as of 11.00 am (Brussels time) on the Interest Determination Date in question. Such rate will be that which appears on the Reuters Screen EURIBOR01 Page (or such successor display page that has been officially designated by the Reuters service or, if the Reuters service has not officially designated a successor display page, the successor display page,

if any, designated by the relevant information vendor or provider). The Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest and the Class E Floating Rate of Interest for such Accrual Period shall be the aggregate of the Applicable Margin (as defined in this Condition below), if any, and the rate which so appears, all as determined by the Calculation Agent.

(B) If the offered rate so appearing is replaced by the corresponding rates of more than one bank then paragraph (1) shall be applied, with any necessary consequential changes, to the arithmetic mean (rounded, if necessary, to the nearest one hundred thousandth of a percentage point (with 0.000005 being rounded upwards)) of the rates (being at least two) which so appear, as determined by the Calculation Agent. If for any other reason such offered rate does not so appear, or if the relevant page is unavailable, the Calculation Agent will request each of four major banks in the Euro zone interbank market acting in each case through its principal Euro zone office (the "**Reference Banks**") to provide the Calculation Agent with its offered quotation for Euro deposits to prime banks in the Euro zone interbank market for a period of six months (or, in the case of the initial Accrual Period, a straight line interpolation of the offered quotation for six and seven month Euro deposits and nine month Euro deposits) as at 11.00 am (Brussels time) on the Interest Determination Date in question. The Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest and the Class E Floating Rate of Interest for such Accrual Period shall be the aggregate of the Applicable Margin (if any) and the arithmetic mean, in each case, (rounded, if necessary, to the nearest one hundred thousandth of a percentage point (with 0.000005 being rounded upwards)) of such quotations (or of such of them, being at least two, as are so provided), all as determined by the Calculation Agent.

(C) If on any Interest Determination Date one only or none of the Reference Banks provides such quotation, the Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest and the Class E Floating Rate of Interest, respectively, for the next Accrual Period shall be the aggregate of the Applicable Margin (if any) and the rate per annum which the Calculation Agent determines to be the arithmetic mean (rounded, if necessary, to the nearest one hundred thousandth of a percentage point (with 0.000005 being rounded upwards)) of the rates quoted by major banks in the Euro zone selected by the Calculation Agent at approximately 11:00 a.m. (Brussels time) on the relevant Interest Determination Date for loans in Euros to leading European banks.

(D) Where:

"**Applicable Margin**" means:

(1) in the case of the Class A-2a Notes: 0.195 per cent. per annum (the "**Class A-2a Margin**");

(2) in the case of the Class A-2b Notes: 0.27 per cent. per annum (the "**Class A-2b Margin**");

(3) in the case of the Class B Notes: 0.37 per cent. per annum (the "**Class B Margin**");

(4) in the case of the Class C Notes: 0.57 per cent. per annum (the "**Class C Margin**");

(5) in the case of the Class D Notes: 1.35 per cent. per annum (the "**Class D Margin**"); and

(6) in the case of the Class E Notes: 3.40 per cent. per annum (the "**Class E Margin**").

(ii) ***Determination of Floating Rate of Interest and Calculation of Interest Amount on the Floating Rate Notes***

The Calculation Agent will, as soon as practicable after 11.00 am (Brussels time) on each Interest Determination Date, but in no event later than the second Business Day after such date, determine the Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest and the Class E Floating Rate of Interest and calculate the interest amount payable in respect of the principal amount of each Class A-2a Note, Class A-2b Note, Class B Note, Class C Note, Class D Note and Class E Note equal to the Minimum Denomination and the Authorised Integral Amount applicable thereto for the relevant Accrual Period. The amount of interest (the "**Interest Amount**") payable in respect of each Minimum Denomination or Authorised Integral Amount applicable to any such Notes shall be calculated by applying the Class A-2a Floating Rate of Interest in the case of the Class A-2a Notes and the applicable Class A-2 Refinancing Notes, the Class A-2b Floating Rate of Interest in the case of the Class A-2b Notes and the applicable Class A-2 Refinancing Notes, the Class B Floating Rate of Interest in the case of the Class B Notes, the Class C Floating Rate of Interest in the case of the Class C Notes, the Class D Floating Rate of Interest in the case of the Class D Notes and the Class E Floating Rate of Interest in the case of the Class E Notes, respectively, to an amount equal to such Minimum Denomination or Authorised Integral Amount, as applicable, multiplying the product by the actual number of days in the Accrual Period concerned, divided by 360 and rounding the resultant figure to the nearest €0.01 (€0.005 being rounded upwards). For the avoidance of doubt, the Floating Rate Notes will bear interest at the relevant Floating Rate of Interest in respect of the Principal Amount Outstanding of such Notes (as such may be reduced from time to time).

(iii) ***Reference Banks and Calculation Agent***

The Issuer will procure that, so long as any Class A-2a Note, Class A-2b Note, Class A-2 Refinancing Note, Class B Note, Class C Note, Class D Note or Class E Note remains Outstanding:

(A) a Calculation Agent shall be appointed and maintained for the purposes of determining the interest rate and interest amount payable in respect of each Class A-2a Note, Class A-2b Note, Class A-2 Refinancing Note, Class B Note, Class C Note, Class D Note and Class E Note; and

(B) in the event that the Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest and the Class E Floating Rate of Interest are to be calculated by Reference Banks pursuant to paragraph (2) of Condition 6(e)(i) (*Floating Rate of Interest*), that the number of Reference Banks required pursuant to such paragraph (2) are appointed.

If the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent for the purpose of calculating interest hereunder or fails duly to establish the Floating Rate of Interest for any Accrual Period, or to calculate the Interest Amount on any Class of Floating Rate Notes, the Issuer shall (with the prior approval of the Trustee) appoint some other leading bank to act as such in its place. The Calculation Agent may not resign its duties without a successor having been so appointed.

(f) ***Interest on the Class F Subordinated Notes***

The Calculation Agent will on each Determination Date calculate the Interest Proceeds payable to the extent of available funds in respect of an original principal amount of Class F Subordinated Notes equal to the Minimum Denomination and Authorised Integral Amount applicable thereto for the relevant Accrual Period. The Interest Proceeds payable on each Payment Date in respect of an original principal amount of Class F Subordinated Notes equal to the Minimum Denomination and Authorised Integral Amount applicable thereto shall be calculated by multiplying the amount of Interest Proceeds to be applied on the Class F Subordinated Notes on the applicable Payment Date pursuant to paragraphs (GG), (HH) and (MM) of the Interest Proceeds Priority of Payments and paragraphs (U) and (V) of the Principal Proceeds Priority of Payments by fractions equal to the amount of such Minimum Denomination or Authorised Integral Amount, as applicable, divided by the aggregate original principal amount of the Class F Subordinated Notes. For the avoidance of doubt, the Class F Subordinated Notes will bear interest at the relevant Floating Rate of Interest in respect of the Principal Amount Outstanding of such Class F Subordinated Notes (as such may be reduced from time to time).

(g) ***Publication of Floating Rates of Interest, Interest Amounts for the Floating Rate Notes and Deferred Interest***

The Calculation Agent will cause the Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest, the Class E Floating Rate of Interest or the Interest Amounts payable in respect of each Class of Notes (other than the Class A-1 VF Notes), the amount of any Deferred Interest due but not paid on any Class of Notes (other than the Class A-1 VF Notes) for each Accrual Period and Payment Date and the Principal Amount Outstanding of each Class of Notes as of the applicable Payment Date to be notified to the Registrar, the Principal Paying Agent, the Trustee, the Collateral Manager, for so long as the Notes are listed on the regulated market of the Irish Stock Exchange Limited (the "**Irish Stock Exchange**"), the Irish Stock Exchange as soon as possible after their determination but in no event later than the fourth Business Day thereafter, and the Registrar shall cause each such rate, amount and date to be notified to the Noteholders of each Class in accordance with Condition 16 (*Notices*) as soon as possible following notification to the Registrar but in no event later than the third Business Day after such notification. The Interest Amounts in respect of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes or the Payment Date in respect of any Class of Notes so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Accrual Period. If any of the Notes become due and payable under Condition 10 (*Events of Default*), interest shall nevertheless continue to be calculated as previously by the Calculation Agent in accordance with this Condition but no publication of the applicable Interest Amounts shall be made unless the Trustee so determines.

(h) ***Determination or Calculation by Trustee***

If the Calculation Agent does not at any time for any reason so calculate the Class A-2a Floating Rate of Interest, the Class A-2b Floating Rate of Interest, the Class B Floating Rate of Interest, the Class C Floating Rate of Interest, the Class D Floating Rate of Interest or the

Class E Floating Rate of Interest, for an Accrual Period, the Trustee (or a person appointed by it for the purpose) shall do so and such determination or calculation shall be deemed to have been made by the Calculation Agent and shall be binding on the Noteholders. In doing so, the Trustee, or such person appointed by it, shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances and reliance on such persons as it has appointed for such purpose. The Trustee shall have no liability to any person in connection with any determination or calculation (including with regard to the timelines thereof) it is required to make pursuant to this Condition 6(h) (*Determination or Calculation by Trustee*).

(i) ***Notifications, etc. to be Final***

All notifications, opinions, determinations, certificates, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition, whether by the Reference Banks (or any of them), the Calculation Agent, the VFN Agent or the Trustee, will (in the absence of manifest error) be binding on the Issuer, the Reference Banks, the Calculation Agent, the Trustee, the Registrar, the Principal Paying Agent and all Noteholders and (in the absence as referred to above) no liability to the Issuer or the Noteholders of any Class shall attach to the Reference Banks, the Calculation Agent, the VFN Agent or the Trustee in connection with the exercise or non exercise by them of their powers, duties and discretions under this Condition.

(j) ***Class A-1 VF Notes Commitment Fee***

The Issuer shall pay the VFN Commitment Holder a commitment fee in Euro in respect of each Accrual Period which will equal the sum of (i) an amount calculated on the basis of actual days elapsed in each Accrual Period and a 360 day year at the rate of 0.18 per cent. per annum upon the daily weighted average amount in such Accrual Period of the Total Undrawn Amount (ii) any Break Costs not available to be paid on the day of a prepayment under Clause 4.1(a) (*Repayment*) of the Class A-1 VF Note Purchase Agreement and (iii) if during such Accrual Period the Aggregate VFN Drawing is less than 50 per cent. of the Total VFN Commitments, an amount calculated by the VFN Agent by applying the product obtained by (X) multiplying 0.09 per cent. by the Drawing Shortfall; and (Z) the actual number of days elapsed in such Accrual period divided by 360.

The Commitment Fee shall be paid to the VFN Commitment Holder, in respect of each Accrual Period, on the Payment Date immediately following the end of such Accrual Period in accordance with the Priorities of Payment.

(k) ***VFN Rates of Interest***

Interest on the Class A-1 VF Notes will accrue at the rate per annum determined by the VFN Agent to be (i) for any Euro Drawings, the VFN Euro Rate of Interest or (ii) for any Sterling Drawings, the VFN Sterling Rate of Interest or (iii) for any US Dollar Drawings, the VFN US Dollar Rate of Interest. If the Issuer fails to pay any amount in accordance with the Class A-1 VF Note Purchase Agreement, default interest shall accrue on such amount at the per annum rate mentioned above plus one per cent. per annum.

7. Redemption and Purchase

(a) ***Final Redemption***

Save to the extent previously redeemed or purchased and cancelled, the Notes of each Class will be redeemed on the Maturity Date of such Notes. In the case of a redemption pursuant to this Condition 7(a) (*Final Redemption*), the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be redeemed at their Redemption Price and the Class F Subordinated Notes will be redeemed at the amount equal to their *pro rata*

share of the amounts of Principal Proceeds to be applied towards such redemption pursuant to paragraphs (U) and (V) of the Principal Proceeds Priority of Payments and paragraphs (KK), (MM) and (NN) of the Interest Proceeds Priority of Payments. Notes may not be redeemed or purchased other than in accordance with this Condition 7 (*Redemption and Purchase*).

(b) ***Redemption at the Option of the Class F Subordinated Noteholders***

(i) ***Redemption at the Option of the Class F Subordinated Noteholders***

Subject to the provisions of Condition 7(b)(ii) (*Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders*), the Notes of each Class shall be redeemable by the Issuer, in whole but not in part, at the applicable Redemption Prices, from the proceeds of liquidation or realisation of the Collateral on:

(A) any Payment Date falling on or after expiry of the Non-Call Period; or

(B) upon the occurrence of a Collateral Tax Event, on any Payment Date falling after such occurrence,

in each case by the Class F Subordinated Noteholders acting by Extraordinary Resolution (as evidenced by duly completed Redemption Notices), in each case, in accordance with the procedures described in paragraph (ii) below and subject to the establishment of a reasonable reserve as determined by the Trustee following consultation with the Collateral Manager and Collateral Administrator for all trustee, administrative and other fees and expenses payable in such circumstances under the Priorities of Payment prior to the payment of principal on the Notes of each Class. The Issuer shall procure that notice of such redemption, including the applicable Redemption Date, shall be given to the Noteholders in accordance with Condition 16 (*Notices*). The Trustee shall have no liability to any person in connection with the establishment of any reserve made by it pursuant to this Condition 7(b)(i) (*Redemption at the Option of the Class F Subordinated Noteholders*).

(ii) ***Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders***

Following receipt of notice from the Issuer or, as the case may be, of confirmation from the Registrar of receipt of a direction from the requisite percentage of Class F Subordinated Noteholders to exercise any right of optional redemption pursuant to this Condition, the Collateral Administrator shall, as soon as practicable, and in any event not later than 17 Business Days prior to the scheduled Redemption Date (the "**Redemption Determination Date**") calculate the Redemption Threshold Amount.

The Notes shall not be optionally redeemed pursuant to paragraph (i) above unless not less than seven nor more than 15 Business Days before the scheduled Redemption Date the Issuer, based on the certification of the Collateral Manager, shall have certified to the Trustee (which shall be entitled to rely on such certificate without further enquiry) in a form satisfactory to the Trustee that the Expected Net Proceeds from (i)(A) the entry into a binding agreement or agreements with one or more financial institutions (which term shall include for the avoidance of doubt any entity or institution which has issued or is to issue notes secured on a portfolio of collateral loan or debt securities) which (or whose guarantor under such obligations) has a short term senior unsecured credit rating from each of Moody's and S&P, respectively, of "P-1" and "A-1+" (or, if no rating is available from Moody's or S&P, as the case may be, has a long term senior unsecured credit rating from Moody's of "Aa2" or, as the case may be, S&P of "AA", or if neither such rating is available from such Rating Agency, in respect of which Rating Agency Confirmation has been received) and/or (B) (subject in each case to Rating Agency Confirmation from Moody's and S&P)

one or more funds or other investment vehicles established for the purpose of acquiring assets similar to the Portfolio, in each case with settlement dates on or prior to two Business Days immediately preceding the scheduled Redemption Date and/or (ii) the liquidation proceeds of the Portfolio (calculated as provided below) which shall be held by or on behalf of the Issuer in immediately available funds not later than two Business Days immediately prior to the scheduled Redemption Date, will equal or exceed the applicable Redemption Threshold Amount.

The "**Expected Net Proceeds**" resulting from any such proposed (i) entry into a binding agreement with a financial institution or (ii) liquidation of the Portfolio shall be the sum of:

(A) in respect of each Collateral Debt Obligation in the Portfolio, one of the following:

(1) in the case of entry into a binding agreement with a financial institution satisfying the requirements described above, the purchase price payable in respect thereof; and

(2) otherwise:

(x) the Market Value thereof if such Collateral Debt Obligation is to be sold on the Business Day of the certification of any such Expected Net Proceeds; or otherwise

(y) the percentage of the Market Value thereof set out in the applicable column of the table below based upon the period of time between the certification of such Expected Net Proceeds and the expected date of sale of such Collateral Debt Obligation,

in each case, converted, where applicable, into Euro at the Applicable Exchange Rate.

For purposes of this determination, the "**Market Value**" of the Collateral Debt Obligations shall be the Collateral Manager's estimate thereof (expressed as a Euro amount) (where applicable, converted into Euro at the Applicable Exchange Rate) based upon its reasonable commercial judgment;

(1) the sum of the Balances of the Accounts (to the extent not payable to any entity other than the Issuer); and

(2) amounts scheduled to be received (net of any amounts payable) under any Hedge Transaction or Offsetting Credit Default Swap or Credit Short Obligation prior to the Redemption Date.

Collateral Type	**Number of Business Days between Certification and Expected Sale**		
	1 to 2	3 to 5	6 to 15
Loans (other than loans with Market Value of less than 90% of the Principal Balance thereof)	93%	92%	88%
Loans with Market Value of less than 90% of the Principal Balance thereof	80%	73%	60%

(iii) ***Mechanics of Redemption***

Following calculation by the Collateral Administrator of the applicable Redemption Threshold Amount, the Collateral Administrator shall make such other calculations as

it is required to make pursuant to the Collateral Management Agreement and shall notify the Issuer, the Trustee, the Collateral Manager and the Registrar, whereupon the Registrar shall notify the Noteholders (in accordance with Condition 16 (*Notices*)) of such amounts.

Any exercise of a right of optional redemption pursuant to this Condition shall be effected by delivery to the Principal Paying Agent by the requisite amount of Class F Subordinated Noteholders of the Notes held thereby together with duly completed Redemption Notices not more than 40 nor less than 20 Business Days prior to the applicable Redemption Date. No Redemption Notice and Class F Subordinated Note so delivered may be withdrawn without the prior consent of the Issuer. The Registrar shall copy each Redemption Notice received to each of the Issuer, the Trustee, the Collateral Administrator and the Collateral Manager.

The Collateral Administrator shall notify the Issuer, the Trustee, the Collateral Manager, the Liquidity Facility Provider, each Hedge Counterparty and the Registrar, whereupon the Registrar shall notify the Noteholders, upon satisfaction of any of the conditions set out in paragraph (ii) above and shall arrange for liquidation and/or realisation of the Portfolio on behalf of the Issuer in accordance with the Collateral Management Agreement. The Issuer shall deposit, or cause to be deposited, the funds required for an optional redemption of the Notes in accordance with Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) in the relevant Payment Account on or before the Business Day prior to the applicable Redemption Date. Principal Proceeds and Interest Proceeds received in connection with such redemption shall be payable in accordance with the Condition 3(c) (*Priorities of Payment*).

(c) ***Redemption upon Breach of Coverage Tests***

(i) ***Class A Notes***

If either of the Class A Coverage Tests is not met on any Determination Date, Interest Proceeds and thereafter Principal Proceeds will be applied in redemption of the Class A Notes in accordance with the Note Payment Sequence. For the avoidance of doubt, satisfaction of the Class A Coverage Tests shall take account of any cancellation of the Undrawn and Committed Amount and/or the repayment and cancellation of any part of the Total VFN Outstandings pursuant to the Class A-1 VF Note Purchase Agreement.

(ii) ***Class B Notes***

If either of the Class B Coverage Tests is not met on any Determination Date, Interest Proceeds and thereafter Principal Proceeds will be applied in redemption of the Class A Notes and the Class B Notes in accordance with the Note Payment Sequence, on the related Payment Date in accordance with and subject to the Priorities of Payment (including payment of all prior ranking amounts) until each such Coverage Test is satisfied if recalculated following such redemption.

(iii) ***Class C Notes***

If either of the Class C Coverage Tests is not met on any Determination Date, Interest Proceeds and thereafter Principal Proceeds will be applied in redemption of the Class A Notes, the Class B Notes and the Class C Notes in accordance with the Note Payment Sequence, on the related Payment Date in accordance with and subject to the Priorities of Payment (including payment of all prior ranking amounts) until each such Coverage Test is satisfied, if recalculated following such redemption.

(iv) ***Class D Notes***

If either of the Class D Coverage Tests is not met on any Determination Date, Interest Proceeds and thereafter Principal Proceeds will be applied in redemption of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes in accordance with the Note Payment Sequence, on the related Payment Date in accordance with and subject to the Priorities of Payment (including payment of all prior ranking amounts) until each such Coverage Test is satisfied, if recalculated following such redemption.

(v) ***Class E Notes***

If the Class E Par Value Test is not met on any Determination Date, Interest Proceeds will be applied in redemption of the Class E Notes on the related Payment Date in accordance with and subject to the Priorities of Payment (including payment of all prior ranking amounts) until such Class E Par Value Test is satisfied, if recalculated following such redemption.

(d) ***Special Redemption***

Principal payments on the Notes shall be made in accordance with the Principal Proceeds Priority of Payments at the sole and absolute discretion of the Collateral Manager (acting on behalf of the Issuer) if, at any time during the Reinvestment Period, the Collateral Manager (acting on behalf of the Issuer) has been unable, for a period of 20 consecutive Business Days, to identify additional Collateral Debt Obligations that are deemed appropriate by the Collateral Manager (acting on behalf of the Issuer) in its discretion which meet the Eligibility Criteria or, to the extent applicable, the Reinvestment Criteria, in sufficient amounts to permit the investment or reinvestment of all or a portion of the funds then in the Principal Accounts that are to be invested in additional Collateral Debt Obligations and has so notified the Trustee (a "**Special Redemption**"). On the first Payment Date following the Due Period in which such notice is given (a "**Special Redemption Date**"), the funds in the Principal Accounts representing Principal Proceeds which cannot be reinvested in additional Collateral Debt Obligations or Substitute Collateral Debt Obligations (the "**Special Redemption Amount**") will be applied in accordance with paragraph (B) of the Principal Proceeds Priority of Payments. Notice of payments pursuant to this Condition 7(d) (*Special Redemption*) shall be given in accordance with Condition 16 (*Notices*) not less than three Business Days prior to the applicable Special Redemption Date to each Noteholder affected thereby and to each Rating Agency. For the avoidance of doubt, the exercise of a Special Redemption shall be at the sole and absolute discretion of the Collateral Manager (acting on behalf of the Issuer) and the Collateral Manager shall be under no obligation to, or have any responsibility for, any Noteholder or any other person for the exercise or non exercise (as applicable) of such Special Redemption.

(e) ***Redemption upon Effective Date Rating Event***

In the event that as at the second Business Day prior to the Payment Date following the Effective Date and thereafter as at each Payment Date (to the extent required), an Effective Date Rating Event has occurred and is continuing, the Rated Notes shall be redeemed at their Redemption Prices on a *pro rata* basis in accordance with the Note Payment Sequence on such Payment Date out of Interest Proceeds and thereafter out of Principal Proceeds subject to the Priorities of Payment, in each case, until redeemed in full or, if earlier, until an Effective Date Rating Event is no longer continuing.

(f) ***Redemption Following Expiry of the Reinvestment Period***

Following expiry of the Reinvestment Period, the Issuer shall, on each Payment Date occurring thereafter, apply Interest Proceeds (to the extent required to satisfy the Coverage

Tests) and Principal Proceeds transferred to the Payment Accounts immediately prior to the related Payment Date in redemption of the Notes at their applicable Redemption Prices in accordance with the Note Payment Sequence.

(g) ***Redemption and Replacement of Class A-1 VF Notes***

(i) In the event that any Class A-1 VF Noteholder or VFN Commitment Holder (y) has failed to pay when due, any payment under the Class A-1 VF Note Purchase Agreement and such failure is not remedied within 20 Business Days after, the date on which such payment was due; or (z) proceedings are initiated against the relevant Class A-1 VF Noteholder or VFN Commitment Holder under any applicable liquidation, examination, insolvency, bankruptcy, composition, reorganisation or other similar laws, or a receiver, examiner, trustee, administrator, custodian, conservator, liquidator or other similar official is appointed in relation to the relevant Class A-1 VF Noteholder or VFN Commitment Holder in relation to the whole or any substantial part of the undertaking or assets of the relevant Class A-1 VF Noteholder or VFN Commitment Holder; or the relevant Class A-1 VF Noteholder or VFN Commitment Holder is subject to, or initiates or consents to judicial proceedings relating to itself or seeks the appointment of a receiver, or makes a conveyance or assignment for the benefit of its creditors generally or otherwise becomes subject to any reorganisation or amalgamation, the Issuer may at its option either (a) redeem the Class A-1 VF Notes of the relevant Class A-1 VF Noteholder or VFN Commitment Holder on the date specified in the notice relating to the redemption of such Class A-1 VF Notes or (b) require that such VFN Commitment Holder or Class A-1 VF Noteholder transfer pursuant to the Class A-1 VF Note Purchase Agreement, all of its rights and obligations in respect of all its interests in the relevant Class A-1 VF Notes to a Person identified by the Issuer that, as of the date of such transfer, has the VFN Required Ratings for a price at least equal to the then current market price of such interests. Any amounts which the Issuer would otherwise have been obliged to return to the defaulting Class A-1 VF Noteholder or VFN Commitment Holder (but for operation of this Condition 7(g)) shall be paid into a Euro dominated revolving collateral account (with, where necessary, a sub-account in Sterling and for US Dollars) until the Class A-1 VF Noteholder or VFN Commitment Holder has (A) had its Class A-1 VF Notes redeemed by the Issuer in a Replacement Financing (as defined below) in the case of (a) or (B) transferred all of its rights and obligations in respect of all its interests in the relevant Class A-1 VF Notes or (C) within 3 Business Days of the occurrence of the events in (i)(y) above, the Class A-1 VF Noteholder or VFN Commitment Holder has posted Eligible Collateral or cash in an amount equal to such A-1 VF Noteholder's or VFN Commitment Holder's share of the aggregate Total Undrawn Amount in each currency that the VFN Facility is capable of being drawn in. Upon a Replacement Financing or transfer (as applicable) any amounts which the Issuer would otherwise have been obliged to return to the defaulting Class A-1 VF Noteholder or VFN Commitment Holder will be reduced in satisfaction of the actual costs arising from such events in (a) or (b) above by reference to any difference between the Redemption Price and the market price (including any accrued interest, unpaid Break Costs and unpaid Commitment Fees) then available (the "**Market Price**") and any costs reasonably incurred in connection with the redemption of the relevant Class A-1 VF Notes and carrying out a Replacement Financing or transfer (as applicable).

(ii) Such Class A-1 VF Notes redeemed in accordance with Condition 7(g)(i) above at their Market Price shall, subject to receipt of Rating Agency Confirmation, be replaced by either (A) new notes to be issued by the Issuer in an amount equal to the Principal Amount Outstanding of such redeemed Notes immediately prior to the redemption thereof and in accordance with Condition 17 (*Additional Issuances*); or (B) a triple currency loan facility to be entered into by the Issuer, the maximum

commitment amount of which will be an amount equal to the Principal Amount Outstanding of such redeemed Notes immediately prior to the redemption thereof, (A) and (B) together, the "**Replacement Financing**").

(h) ***Redemption Following Note Tax Event***

Upon the occurrence of a Note Tax Event, the Issuer shall, subject to and in accordance with the terms of the Trust Deed, use all reasonable efforts to change the territory in which it is resident for tax purposes to another jurisdiction which, at the time of such change, would not give rise to a Note Tax Event. Upon the earlier of (a) the date upon which the Issuer notifies (or procures the notification of) the Noteholders that it is not able to effect such change of residence and (b) the date which is 90 days from the date upon which the Issuer first becomes aware of such Note Tax Event (provided that such 90 day period shall be extended by a further 90 days in the event that during the former period the Issuer has notified (or procured the notification of) the Noteholders that, based on advice received by it, it expects that it shall have changed its place of residence by the end of the latter 90 day period), the Controlling Class or the Class F Subordinated Noteholders, in each case acting by Extraordinary Resolution may elect that the Notes of each Class are redeemed, in whole but not in part, on any Payment Date thereafter, at their respective Redemption Prices in accordance with the Note Payment Sequence, in which case the Issuer shall so redeem the Notes on such terms, provided that such Note Tax Event would affect payment of principal or interest in respect of the Controlling Class or, as the case may be, the Class F Subordinated Notes (in addition to any other Class of Notes) on such Payment Date; provided further that such redemption of the Notes, whether pursuant to the exercise of such option by the Controlling Class or the Class F Subordinated Noteholders, shall take place in accordance with the procedures set out in Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*).

(i) ***Redemption***

All Notes in respect of which any notice of redemption is given shall be redeemed on the Redemption Date at their applicable Redemption Prices and to the extent specified in such notice and in accordance with the requirements of this Condition.

(j) ***Cancellation and Purchase***

All Notes redeemed in full by the Issuer will be cancelled and may not be reissued or resold.

(k) ***Notice of Redemption***

The Issuer shall procure that notice of any redemption in accordance with this Condition 7 (*Redemption and Purchase*) is given to the Noteholders in accordance with Condition 16 (*Notices*) and promptly in writing to the Rating Agencies.

(l) ***Redemption of the Class F Subordinated Notes***

Notwithstanding any other provisions of the Conditions or the Trust Deed, all references herein and therein to any of the Class F Subordinated Notes being redeemed in full or at their Principal Amount Outstanding shall be deemed to be amended to the extent required to ensure that €1 principal amount of each such Class of Notes remains Outstanding at all times and any amounts which are to be applied in redemption of such Notes pursuant hereto which are in excess of the Principal Amount Outstanding thereof minus €1, shall constitute interest payable in respect of such Notes and shall not be applied in redemption of the Principal Amount Outstanding thereof, provided always however that such €1 shall no longer remain Outstanding and each such Class of Notes shall be redeemed in full on the date on which all of the Collateral securing the Notes has been realised and is to be finally distributed to the Noteholders.

(m) ***Purchase***

The Issuer may not purchase any Notes.

(n) ***Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment***

If on or after the Payment Date occurring in May 2010 (1) holders of a majority of the Class F Subordinated Notes and the Collateral Manager consent to a proposed amendment, modification, supplement or waiver of the provisions of any Transaction Document relating to interest on the Rated Notes or specified Classes of Rated Notes (a "**Pricing Amendment**"), (2) any relevant Class or Classes of holder(s) of Rated Notes whose consent is required to effect such Pricing Amendment under the Transaction Documents do not provide their consent thereto within fifteen Business Days after the request therefor is notified to such holder(s) in accordance with Condition 16 (*Notices*) (each a "**Non-Consenting Noteholder**"), (3) so long as the Pricing Amendment has been approved by holders of a majority of the Class F Subordinated Notes and the Collateral Manager and, therefore, only requires the consent of the Non-Consenting Noteholders, and (4) Rating Agency Confirmation has been obtained and ratings of the Replacement Notes are obtained from the Rating Agencies corresponding to the ratings assigned by the Rating Agencies to the corresponding Rated Note(s) of all such Non-Consenting Noteholders (the "**Non-Consenting Notes**"), then the Issuer and the Trustee shall, if so directed by the holders of a majority of the Class F Subordinated Notes and the Collateral Manager, effect a refinancing (a "**Non-Consenting Note Refinancing**") of the Non-Consenting Notes by the issuance of additional Rated Note(s) of the same Classes and respective principal amounts (the "**Replacement Notes**") to be purchased by a person or persons consenting to such Pricing Amendment and otherwise eligible under the provisions of the Trust Deed to be a holder of such Replacement Note(s) (each a "**Consenting Purchaser**"). The Consenting Purchasers shall make payment to the Trustee for the account of such Non-Consenting Noteholders in full at the applicable Redemption Price (the "**Non-Consenting Notes Payment Amount**").

Notice of any Non-Consenting Note Refinancing shall be given by the Trustee on behalf of and at the direction and the expense of the Issuer in accordance with Condition 16 (*Notices*).

All notices of a Non-Consenting Note Refinancing shall state:

(i) the applicable date of such Non-Consenting Note Refinancing (the "**Non-Consenting Note Refinancing Date**") which shall be a Payment Date;

(ii) the Non-Consenting Notes subject to the Non-Consenting Note Refinancing;

(iii) the Non-Consenting Notes Payment Amount for such Non-Consenting Note; and

(iv) the place or places where such Non-Consenting Notes are to be surrendered in exchange for payment of the Non-Consenting Note Payment Amount.

Any failure to give notice of refinancing, or any defect therein, to any Non-Consenting Noteholder shall not impair or affect the validity of the refinancing of any other Notes of any other Non-Consenting Noteholder.

Each Non-Consenting Noteholder shall present and surrender its Non-Consenting Note(s) at the place specified in the notice of refinancing for payment of the Non-Consenting Notes Payment Amount. Notice of refinancing having been given as aforesaid, on the Non-Consenting Note Refinancing Date, upon (a) receipt by the Trustee of the Non-Consenting Notes Payment Amount from the Consenting Purchaser(s) and (b) issuance and authentication of the Replacement Notes, (1) the Non-Consenting Notes shall be deemed for all purposes of the Trust Deed to be replaced by the Replacement Notes issued to the Consenting Purchasers), (2) the Non-Consenting Notes shall be deemed void and no longer be

Rated Notes issued under the Trust Deed, except to the extent provided in the Trust Deed, and (3) such Pricing Amendment shall be effective. The failure of any Non-Consenting Noteholder to present and deliver its Non-Consenting Note(s) shall not affect or impair the validity of such refinancing.

8. Payments

(a) *Method of Payment*

Payments of principal upon final redemption in respect of each Note (other than the Class A-1 VF Notes) will be made (i) in the case of the Global Certificates or the Restricted Class F-2 Subordinated Note, to the holder thereof against presentation and surrender thereof at the specified office of the Principal Paying Agent and (ii) in the case of Definitive Certificates, to the holder (or to the first named of joint holders) of the Note appearing on the Register against presentation and surrender (or, in the case of part payment only, endorsement) of such Definitive Certificate representing such Note at the specified office of the Registrar or any Paying Agent by either a Euro cheque drawn on a bank in Western Europe, a Sterling cheque drawn on a bank in London or by a US Dollar cheque drawn on a bank in New York City. Payments of interest on each Note and, prior to redemption in full thereof, principal in respect of each Note, will be made (i) in the case of the Global Certificates or the Restricted Class F-2 Subordinated Note, to the holder thereof against presentation and surrender thereof at the specified office of the Principal Paying Agent and (ii) in the case of Definitive Certificates, to the holder (or to the first named of joint holders) of the Note appearing on the Register at the close of business on the Record Date at his address shown on the register on the Record Date. Payments in respect of a Global Certificate or the Restricted Class F-2 Subordinated Note will be made by wire transfer, in immediately available funds, on the due date to a Euro or Sterling account maintained by the payee with a branch of a bank in London or to a US Dollar account maintained by the payee with a branch of a bank in New York City. Payments in respect of Definitive Certificates will be made by wire transfer, in immediately available funds, on the due date to a Euro or Sterling account maintained by the holder (or to the first named of joint holders) of the Note appearing on the Register at the close of business on the fifteenth day before the relevant due date (the "**Record Date**") with a branch of a bank in London or to a US Dollar account maintained by the holder (or to the first named of joint holders) of the Note appearing on the Register on the Record date with a branch of a bank in New York City. Upon application of the holder to the specified office of the Principal Paying Agent or any Paying Agent not less than five Business Days before the due date for any payment in respect of a Note, the payment may be made (in the case of any final payment of principal against presentation and surrender (or, in the case of part payment only of such final payment, endorsement) of such Note as provided above) by wire transfer, in immediately available funds, on the due date to a Euro account maintained by the payee with a bank in Western Europe, to a Sterling account maintained by the payee with a bank in London or to a US Dollar account maintained by the payee with a bank in New York City (as applicable).

All payments in respect of the Class A-1 VF Notes shall be made in accordance with the Class A-1 VF Note Purchase Agreement.

(b) *Payments*

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 9 (*Taxation*). No commission shall be charged to the Noteholders.

(c) *Payments on Presentation Days*

A holder shall be entitled to present a Note for payment only on a Presentation Date and shall not, except as provided in Condition 6 (*Interest*), be entitled to any further interest or other payment if a Presentation Date falls after the due date.

If a Note is presented for payment at a time when, as a result of differences in time zones it is not practicable to transfer the relevant amount to an account as referred to above for value on the relevant Presentation Date, the Issuer shall not be obliged so to do but shall be obliged to transfer the relevant amount to the account for value on the first practicable date after the Presentation Date.

(d) ***Principal Paying Agent***

The name of the initial Principal Paying Agent and its initial specified office is set out below. The Issuer reserves the right at any time, with the approval of the Trustee, to vary or terminate the appointment of the Principal Paying Agent and appoint additional or other Agents, provided that it will maintain a Principal Paying Agent having specified office in at least two major European cities outside Luxembourg, Austria and Belgium, approved by the Trustee (including Dublin, for so long as the Notes of any Class are listed on the Irish Stock Exchange and the rules of that exchange so require), in each case, as approved by the Trustee and shall procure that it shall at all times maintain a Custodian, Account Bank, Collateral Manager and Collateral Administrator. Notice of any change in any Agent or their specified offices or in the Collateral Manager or Collateral Administrator will promptly be given to the Noteholders by the Issuer in accordance with Condition 16 (*Notices*).

9. Taxation

All payments of principal and interest in respect of the Notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Ireland, or any political sub division or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. For the avoidance of doubt, the Issuer shall not be required to gross up any payments made to Noteholders of any Class and shall withhold or deduct from any such payments any amounts on account of tax where so required by law or any relevant taxing authority. Any such withholding or deduction shall not constitute an Event of Default under Condition 10(a) (*Events of Default*).

Subject as provided below, if the Issuer satisfies the Trustee that it has or will on the occasion of the next payment due in respect of the Notes of any Class become obliged by the laws of Ireland to withhold or account for tax so that it would be unable to make payment of the full amount that would otherwise be due but for the imposition of such tax, the Issuer (with the consent of the Trustee and save as provided below) shall use all reasonable endeavours to arrange for the substitution of a company incorporated in another jurisdiction approved by the Trustee as the principal obligor under the Notes of such Class, or to change its tax residence to another jurisdiction approved by the Trustee, subject to receipt by the Trustee of Rating Agency Confirmation in relation to such change.

Notwithstanding the above, if any taxes referred to in this Condition 9 (*Taxation*) arise:

(i) due to any present or former connection of any Noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of such Noteholder if such Noteholder is an estate, a trust, a partnership, or a corporation) with Ireland (including without limitation, such Noteholder (or such fiduciary, settlor, beneficiary, member of shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having had a permanent establishment therein) otherwise than by reason only of the holding of any Note or receiving principal or interest in respect thereof;

(ii) by reason of the failure by the relevant Noteholder to comply with any applicable procedures required to establish non residence or other similar claim for exemption from such tax or to provide information concerning nationality, residency or connection with Ireland;

(iii) in respect of a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(iv) as a result of presentation for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Principal Paying Agent in a Member State; or

(v) any combination of the immediately preceding clauses (a) through (d) inclusive,

the requirement to substitute the Issuer as a principal obligor and/or change its residence for taxation purposes shall not apply.

10. Events of Default

(a) ***Events of Default***

The occurrence of any of the following events shall constitute an "Event of Default":

(i) ***Non-payment of interest***

the Issuer fails to pay any interest in respect of any Class A-1 VF Note (and any Commitment Fee), Class A-2 Note and any Class A-2 Refinancing Note when the same becomes due and payable or, following redemption and payment in full of the Class A-1 VF Notes, Class A-2 Notes and any Class A-2 Refinancing Notes, the Issuer fails to pay any interest in respect of any Class B Note when the same becomes due and payable or, following redemption in full of the Class B Notes the Issuer fails to pay any interest in respect of any Class C Note when the same becomes due and payable or, following redemption in full of the Class C Notes, the Issuer fails to pay any interest in respect of any Class D Note when the same becomes due and payable or, following redemption in full of the Class D Notes, the Issuer fails to pay any interest in respect of any Class E Note when the same becomes due and payable and provided that any such failure to pay such interest in such circumstances continues for a period of at least five days;

(ii) ***Non-payment of principal***

the Issuer fails to pay any principal when the same becomes due and payable on any Note on any Redemption Date;

(iii) ***Default under Priorities of Payment***

other than a failure already referred to in paragraphs (i) and (ii) above, the Issuer fails on any Payment Date to disburse amounts available in the Payment Accounts in accordance with the Priorities of Payment, which failure continues for a period of five days;

(iv) ***Collateral Debt Obligations***

on any Measurement Date after the Initial Investment Period, in the event that the Class A Par Value Ratio is less than 100 per cent.;

(v) ***Breach of Other Obligations***

the Issuer does not perform or comply with any other of its covenants, warranties or other agreements of the Issuer under the Notes, the Trust Deed, the Class A-1 VF Note Purchase Agreement, the Agency Agreement, the Collateral Management Agreement, the Liquidity Facility Agreement, (other than a covenant, warranty or

other agreement a default in the performance or breach of which is dealt with elsewhere in this Condition 10(a) (*Events of Default*) and other than the failure to meet any Collateral Quality Test, Portfolio Profile Test or Coverage Test), or any representation, warranty or statement of the Issuer made in the Trust Deed, Class A-1 VF Note Purchase Agreement, Collateral Management Agreement or in any certificate or other writing delivered pursuant thereto or in connection therewith ceases to be correct in all material respects when the same shall have been made, and the continuation of such default, breach or failure for a period of 30 days (or 15 days, in the case of any default, breach or failure of representation or warranty in respect of the Collateral) after notice thereof shall have been given by registered or certified mail or overnight courier, to the Issuer by the Trustee specifying such default, breach or failure and requiring it to be remedied and stating that such notice is a "**Notice of Default**" hereunder;

(vi) ***Insolvency Proceedings***

proceedings are initiated against the Issuer under any applicable liquidation, examination, insolvency, bankruptcy, composition, reorganisation or other similar laws (together, "**Insolvency Law**"), or a receiver, examiner, trustee, administrator, custodian, conservator, liquidator or other similar official (a "**Receiver**") is appointed in relation to the Issuer or in relation to the whole or any substantial part of the undertaking or assets of the Issuer; or the Issuer is, or initiates or consents to judicial proceedings relating to itself under any applicable Insolvency Law, or seeks the appointment of a Receiver, or makes a conveyance or assignment for the benefit of its creditors generally or otherwise becomes subject to any reorganisation or amalgamation (other than on terms previously approved in writing by the Trustee); or

(vii) ***Illegality***

it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under the Notes.

(b) ***Acceleration***

(i) If an Event of Default occurs and is continuing the Trustee may, at its discretion and shall, at the request of the Controlling Class acting by Ordinary Resolution (subject to being indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith), give notice to the Issuer that all the Notes are to be immediately due and payable (a "**Notice of Acceleration**").

(ii) Upon any such Notice of Acceleration being given to the Issuer in accordance with paragraph (i) of Condition 10(b) (*Acceleration*), all of the Notes shall immediately become due and repayable at their applicable Redemption Prices, provided that such Notice of Acceleration shall not have any effect and the Notes shall not become due and repayable until the Trustee has made an Enforcement Threshold Determination (as defined in Condition 11(b)(i)(A) below) or the conditions set out in Condition 11(b)(i)(B) have been satisfied.

(c) ***Curing of Default***

At any time after a Notice of Acceleration of maturity of the Notes has been made following the occurrence of an Event of Default and prior to enforcement of the security pursuant to Condition 11 (*Enforcement*), the Trustee may and shall, if so instructed by the Controlling Class, in each case, acting by Ordinary Resolution and subject, in each case, to the Trustee being indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be

incurred by it in connection therewith, rescind and annul such Notice of Acceleration under paragraph (b)(i) above and its consequences if:

(i) the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(A) all overdue payments of interest and principal on the Notes, other than the Class F Subordinated Notes;

(B) all due but unpaid taxes owing by the Issuer, as certified by an Authorised Officer of the Issuer to the Trustee;

(C) all unpaid Administrative Expenses, Trustee Fees and Expenses and VFN Agent Fees up to the Senior Expenses Cap;

(D) all amounts due and payable under any Hedge Transaction or Offsetting Credit Default Swap or Credit Short Obligation or the Liquidity Facility Agreement; and

(ii) the Trustee has determined that all Events of Default, other than the non-payment of the interest in respect of, or principal of, the Notes that have become due solely as a result of the acceleration thereof under paragraph (b) above due to such Events of Default, have been cured or waived.

Any previous rescission and annulment of a Notice of Acceleration pursuant to this paragraph (c) shall not prevent the subsequent acceleration of the Notes if the Trustee, at its discretion or, as subsequently instructed in accordance with paragraph (b)(i) above, accelerates the Notes.

(d) ***Restriction on Acceleration of Notes***

No acceleration of the Notes shall be permitted pursuant to this Condition by any Class of Noteholders, other than the Controlling Class as provided in Condition 10(b) (*Acceleration*).

(e) ***Notification and Confirmation of No Default***

The Issuer shall promptly notify the Trustee, the Collateral Manager, the Rating Agencies and each Hedge Counterparty upon becoming aware of the occurrence of an Event of Default. The Trust Deed contains provision for the Issuer to provide written confirmation to the Trustee and the Rating Agencies on an annual basis or on request that no Event of Default has occurred and that no condition, event or act has occurred which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition could constitute an Event of Default and that no other matter which is required (pursuant thereto) to be brought to the Trustee's attention has occurred.

11. Enforcement

(a) ***Security Becoming Enforceable***

Subject as provided in paragraph (b) below, the security constituted under the Trust Deed (and if applicable, the Euroclear Pledge Agreement or the Bank Accounts Pledge Agreement) over the Collateral shall become enforceable upon an acceleration of the maturity of any of the Notes pursuant to Condition 10 (*Events of Default*).

(b) ***Enforcement***

At any time after the Notes become due and payable and the security under the Trust Deed becomes enforceable, the Trustee may, at its discretion and (subject to the provisions of Condition 4(c) (*Limited Recourse*)) shall if so directed by the Controlling Class acting by

Extraordinary Resolution enforce its rights against the Issuer as it may think fit under the terms of the Trust Deed and the Notes and pursuant and subject to the terms of the Trust Deed and the Notes, realise and/or otherwise liquidate or sell the Collateral in whole or in part and/or take such action as may be permitted under applicable laws against any Obligor in respect of the Collateral and/or take any other action to enforce the security over the Collateral (such actions together, "**Enforcement Actions**"), in each case without any liability as to the consequence of any action and without having regard (save to the extent provided in Condition 14(e) (*Entitlement of the Trustee and Conflicts of Interest*)) to the effect of such action on individual Noteholders of such Class or any other Secured Party, provided however that:

(i) no such Enforcement Actions may be taken by the Trustee unless:

(A) it determines that the anticipated proceeds realised from such Enforcement Actions (after deducting any reasonable expenses incurred in connection therewith) would be sufficient to discharge in full all amounts due and payable in respect of all Classes of Notes other than the Class F Subordinated Notes (including, without limitation, Deferred Interest on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes) and all amounts payable in priority thereto pursuant to the Priorities of Payment (such determination being an "**Enforcement Threshold Determination**") and shall be subject to the Controlling Class, acting by Extraordinary Resolution; or

(B) consent to such enforcement is received by the Trustee from:

(1) the Controlling Class; and

(2) each Class of Notes (other than the Class F Subordinated Notes) where the Par Value Ratio, applicable to the Class of Notes ranking immediately senior to such Class of Notes, is greater than 100 per cent.,

in each case acting independently by an Extraordinary Resolution of such Class;

(ii) the Trustee shall not be bound to institute any such proceedings or take any such other action unless it is directed by the Controlling Class acting by Extraordinary Resolution at such time and, in each case, the Trustee is indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith. Following redemption and payment in full of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, the Trustee shall (provided it is indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith), if so directed, act upon the directions of the Class F Subordinated Notes acting by Extraordinary Resolution; and

(iii) the Trustee shall determine the aggregate proceeds that can be realised pursuant to any Enforcement Actions in accordance with paragraph (i) above by reference to the provisions set out in the definition of "Expected Net Proceeds" in Condition 7(b)(ii) (*Terms and Conditions of Redemption at the Option of the Class F Subordinated Noteholders*) for the purpose of determining the proceeds realisable from liquidation of the Portfolio. The Trustee may rely on the opinion of an independent investment banking firm of national reputation in making such determination.

The Trustee shall notify the Noteholders, the Issuer, the Agents, the Collateral Administrator, the Collateral Manager and the Rating Agencies in accordance with

Condition 16 (*Notices*) in the event that it makes an Enforcement Threshold Determination at any time or takes any Enforcement Action at any time (such notice an "**Enforcement Notice**"). The net proceeds of enforcement of the security over the Collateral (save in respect of any Collateral Enhancement Obligation Proceeds) shall be credited to the relevant Payment Account or such other account as the Trustee may direct and shall be distributed in accordance with the Priorities of Payment.

(c) ***Only Trustee to Act***

Only the Trustee may pursue the remedies available under the Trust Deed to enforce the rights of the Noteholders or of any of the other Secured Parties under the Trust Deed and the Notes and no Noteholder or other Secured Party may proceed directly against the Issuer or any of its assets unless the Trustee, having become bound to proceed in accordance with the terms of the Trust Deed, fails or neglects to do so within a reasonable period of time following the instance of the obligation to proceed having arisen and such failure or neglect is continuing. After realisation of the security which has become enforceable and distribution of the net proceeds in accordance with the Priorities of Payment, no Noteholder or other Secured Party may take any further steps against the Issuer to recover any sum still unpaid in respect of the Notes or the Issuer's obligations to such Secured Party and all claims against the Issuer to recover any sum still unpaid in respect of the Notes or the Issuer's obligations to such Secured Party and all claims against the Issuer in respect of such sums unpaid shall be extinguished. In particular, none of the Trustee, any Noteholder or any other Secured Party shall be entitled in respect thereof to petition or take any other step for the winding up of the Issuer except to the extent permitted under the Trust Deed.

(d) ***Purchase of Collateral by Noteholders***

Upon any sale of any part of the Collateral following the occurrence of an Event of Default, whether made under the power of sale under the Trust Deed or by virtue of judicial proceedings, any Noteholder may (but shall not be obliged to) bid for and purchase the Collateral or any part thereof and, upon compliance with the terms of sale, may hold, retain, possess or dispose of such property in its or their own absolute right without accountability. In addition, any purchaser in any such sale which is a Noteholder may deliver Notes held by it in place of payment of the purchase price for such Collateral where the amount payable to such Noteholder in respect of such Notes pursuant to the Priorities of Payment out of the net proceeds of such sale is equal to or exceeds the purchase moneys so payable.

12. Prescription

Claims in respect of principal and interest payable on redemption in full of the relevant Notes will become void unless presentation for payment is made as required by Condition 7 (*Redemption and Purchase*) within a period of five years, in the case of interest, and ten years, in the case of principal, from the appropriate Record Date.

13. Replacement of Notes

If any Note is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar, subject in each case to all applicable laws and Irish Stock Exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Notes must be surrendered before replacements will be issued.

14. Meetings of Noteholders, Modification, Waiver and Substitution

(a) ***Provisions in Trust Deed***

The Trust Deed contains provisions for convening meetings of the Noteholders (and of passing Written Resolutions) to consider matters affecting the interests of the Noteholders including, without limitation, modifying or waiving certain of the provisions of these Conditions and the substitution of the Issuer in certain circumstances. The provisions in this Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*) are descriptive and subject to the detailed provisions of the Trust Deed.

(b) ***Decisions and Meetings of Noteholders***

(i) ***General***

Decisions may be taken by Noteholders by way of Ordinary Resolution or Extraordinary Resolution, in each case, either acting together or, to the extent specified in any applicable Transaction Document, as a Class of Noteholders acting independently. Such Resolutions can be effected either at a duly convened meeting of the applicable Noteholders or by the applicable Noteholders resolving in writing, in each case, in at least the minimum percentages specified in the table "Minimum Percentage Voting Requirements" in paragraph (iii) below. Meetings of the Noteholders may be convened by the Issuer, the Trustee or by one or more Noteholders holding not less than 10 per cent. in principal amount of the Notes Outstanding of a particular Class, subject to certain conditions including minimum notice periods.

The Trustee may, in its discretion, determine that any proposed Ordinary Resolution or Extraordinary Resolution affects only the holders of one or more Classes of Notes, in which event the required quorum and minimum percentage voting requirements of such Ordinary Resolution or Extraordinary Resolution may be determined by reference only to the holders of that Class or Classes of Notes and not the holders of any other Notes as set out in the tables below.

(ii) ***Quorum***

The quorum required for any meeting convened to consider an Ordinary Resolution or Extraordinary Resolution, in each case, of all the Noteholders or of a specified Class of Noteholders, or at any adjourned meeting to consider such a Resolution, shall be as set out in the relevant column and row corresponding to the type of resolution in the table "Quorum Requirements" below.

Quorum Requirements

Type of Resolution	Any meeting other than a meeting adjourned for want of quorum	Meeting previously adjourned for want of quorum
Extraordinary Resolution of all Noteholders (or a certain Class or Classes only)	Two or more persons holding or representing not less than 50% of the aggregate Principal Amount Outstanding of each Class of Notes (or the relevant Class or Classes only, if applicable)	Two or more persons holding or representing Notes of each Class regardless of the aggregate Principal Amount Outstanding of each Class of Notes (or of the relevant Class or Classes only, if applicable) so held or represented
Ordinary Resolution of all Noteholders (or a certain Class or Classes only)	Two or more persons holding or representing not less than 10% of the aggregate Principal Amount Outstanding of each	Two or more persons holding or representing Notes of each Class regardless of the aggregate Principal Amount

	Class of Notes (or the relevant Class or Classes only, if applicable)	Outstanding of each Class of Notes (or of the relevant Class or Classes only, if applicable) so held or represented

The Trust Deed does not contain any provision for higher quorums in any circumstances.

(iii) ***Minimum Voting Rights***

Set out in the table "*Minimum Percentage Voting Requirements*" below are the minimum percentages required to pass the Resolutions specified in such table which, (A) in the event that such Resolution is being considered at a duly convened meeting of Noteholders, shall be determined by reference to the percentage which the aggregate Principal Amount Outstanding of Notes held or represented by any person or persons voting in favour of such Resolution represents in respect of the aggregate Principal Amount Outstanding of all applicable Notes which are represented at such meeting and are entitled to vote or (B) in the case of any Written Resolution, shall be determined by reference to the percentage which the aggregate Principal Amount Outstanding of the Notes held or represented by any person or persons voting in respect of such Resolution have voted in favour thereof represents in respect of the aggregate Principal Amount Outstanding of all the Notes entitled to vote, held or represented by any person or persons and which are entitled to vote in respect of such Written Resolution.

Minimum Percentage Voting Requirements

Type of Resolution	Minimum %
Extraordinary Resolution of all Noteholders (or of a certain Class or Classes only)............	66⅔%
Ordinary Resolution of all Noteholders (or of a certain Class or Classes only)............	Greater than 50%

(iv) ***Written Resolutions***

Any Written Resolution may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the relevant Noteholders and the date of such Written Resolution shall be the date on which the latest such document is signed.

(v) ***All Resolutions Binding***

Any Resolution of the Noteholders duly passed shall be binding on all Noteholders (regardless of Class and regardless of whether or not a Noteholder was present at the meeting at which such Resolution was passed), provided that in the event of any conflict between Resolutions of Noteholders of different Classes, the Resolution of the Controlling Class shall be binding on all other Classes.

(vi) ***Extraordinary Resolution***

Any Resolution to sanction any of the following items will be required to be passed by an Extraordinary Resolution of the relevant Class or Classes of Noteholders (in each case, subject to anything else contemplated in the Trust Deed (and paragraph (c) (*Modification and Waiver*) below), the Collateral Management Agreement or the relevant Transaction Document, as applicable):

(A) the exchange or substitution for the Notes of a Class, or the conversion of the Notes of a Class into shares, bonds or other obligations or securities of the Issuer or any other entity;

(B) the modification of any provision relating to the timing and/or circumstances of redemption of the Notes of a Class at maturity or otherwise (including the circumstances in which the maturity of such Notes may be accelerated);

(C) the modification of any of the provisions of the Trust Deed which would directly and adversely affect the calculation of the amount of any payment of interest or principal on any Note;

(D) the adjustment of the outstanding principal amount of the Notes Outstanding of the relevant Class other than in connection with a further issue of Notes, Class A-2 Refinancing Notes or Replacement Notes pursuant to Condition 17 (*Additional Issuances*);

(E) a change in the currency of payment of the Notes of a Class;

(F) any change in the priorities of payment of any payment items in the Priorities of Payment;

(G) the modification of the provisions concerning the quorum required at any meeting of Noteholders or the minimum percentage required to pass an Extraordinary Resolution or any other provision of these Conditions which requires the written consent of the holders of a requisite principal amount of the Notes of any Class Outstanding;

(H) any modification of any Transaction Document having a material adverse effect on the security over the Collateral constituted by the Trust Deed;

(I) any item requiring approval by Extraordinary Resolution pursuant to these Conditions or any Transaction Document; and

(J) any modification of this Condition 14(b) (*Decisions and Meetings of Noteholders*),

provided that if any of the matters set out in paragraphs (A) to (J) (inclusive) above affect:

(a) the modification of any provision relating to the amount, timing and/or circumstances of the repayment of the Class A-1 VF Notes (including the circumstances in which payments on such Class A-1 VF Notes may be accelerated);

(b) the modification of the amount, timing and/or determination of the amount of interest or other amounts payable in respect of the Class A-1 VF Notes from time to time;

(c) a change in the currency of payment of the Class A-1 VF Notes, or any other amounts payable under the Priorities of Payment in respect of the Class A-1 VF Notes; or

(d) any change in the Priorities of Payment or in the calculation or determination of any amounts payable thereunder which affects the Class A-1 VF Noteholders,

then in addition to such Extraordinary Resolution of the relevant Class or Classes of Noteholders, the written consent of the Class A-1 VF Noteholders (such consent not to be unreasonably withheld or delayed) shall also be required.

(c) ***Modification and Waiver***

The Trust Deed and the Collateral Management Agreement both provide that, without the consent of the Noteholders, and without any requirement for the Trustee to consult the Noteholders concerning such amendments to the extent they fall within the paragraphs below, the Issuer may amend, modify, supplement and/or waive the relevant provisions of the Trust Deed and/or the Collateral Management Agreement and/or any other Transaction Documents (subject to the consent of the other parties thereto) (as applicable), subject to the prior written consent of the Trustee, for any of the following purposes:

(i) to add to the covenants of the Issuer or the Trustee for the benefit of the Noteholders or to surrender any right or power in the Trust Deed or the Collateral Management Agreement (as applicable) conferred upon the Issuer;

(ii) to charge, convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

(iii) to correct or amplify the description of any property at any time subject to the security of the Trust Deed, or to better assure, convey and confirm unto the Trustee any property subject or required to be subject to the security of the Trust Deed (including, without limitation, any and all actions necessary or desirable as a result of changes in law or regulations) or subject to the security of the Trust Deed any additional property;

(iv) to evidence and provide for the acceptance of appointment under the Trust Deed by a successor Trustee subject to and in accordance with the terms of the Trust Deed and to add to or change any of the provisions of the Trust Deed as shall be necessary to facilitate the administration of the trusts under the Trust Deed by more than one Trustee, pursuant to the requirements of the relevant provisions of the Trust Deed;

(v) to make such changes as shall be necessary or advisable in order for the Notes of each Class to be (or to remain) listed on the Irish Stock Exchange or any other exchange;

(vi) save as contemplated in paragraph (d) (*Substitution*) below, to take any action advisable to prevent the Issuer from becoming subject to withholding or other taxes, fees or assessments;

(vii) to take any action advisable to prevent the Issuer from being treated as resident in the UK for UK tax purposes, as taxable in the UK or as subject to UK VAT in respect of any Collateral Management Fees;

(viii) to take any action advisable to prevent the Issuer from being treated as engaged in a United States trade or business or otherwise be subject to United States federal, state or local income tax on a net income basis;

(ix) to enter into any additional agreements not expressly prohibited by the Trust Deed or the Collateral Management Agreement (as applicable);

(x) to make any other modification of any of the provisions of the Trust Deed, the Collateral Management Agreement or any other Transaction Document which, in the opinion of the Trustee, is of a formal, minor or technical nature or is made to correct a manifest error or cure any ambiguity;

(xi) to make any other modification (save as otherwise provided in the Trust Deed, the Collateral Management Agreement or the relevant Transaction Document), and/or give any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed or any other Transaction Document which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Noteholders of any Class;

(xii) to modify the Collateral Quality Tests, provided that Rating Agency Confirmation with respect to such modification has been obtained and provided that such modification does not otherwise cause a material adverse effect to the Noteholders;

(xiii) to modify the S&P Test Matrix and Moody's Test Matrix, provided that Rating Agency Confirmation with respect to such modification has been obtained; and

(xiv) subject to Rating Agency Confirmation to accommodate, modify or amend existing and/or replacement Hedge Agreements, Offsetting Credit Default Swaps, FX Derivative Agreements or Credit Short Obligations,

provided that the Trustee may, in connection with any request to consent to such modification, waiver or authorisation, procure such professional assistance, including legal opinions from such professional advisors it may reasonably think fit, the cost of which shall be treated as Trustee Fees and Expenses.

Any such modification, authorisation or waiver shall be binding on all Noteholders and shall be notified to the Rating Agencies and to the Noteholders as soon as practicable in accordance with Condition 16 (*Notices*).

Under no circumstances shall the Trustee be required to give such consent on less than 21 days' notice and shall be entitled to obtain such advice in connection with giving such consent as it sees fit.

(d) ***Substitution***

The Trust Deed contains provisions permitting the Trustee to agree with the Issuer, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require (without the consent of the Noteholders of any Class), to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Notes of each Class, if required for taxation purposes. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders, but subject to receipt by the Trustee of Rating Agency Confirmation (subject to receipt of such information and/or opinions as the Rating Agency may require), to a change of the law governing the Notes and/or the Trust Deed, provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders of any Class. Any substitution agreed by the Trustee pursuant to this Condition 14(d) (*Substitution*) shall be binding on the Noteholders, and shall be notified to the Noteholders as soon as practicable in accordance with Condition 16 (*Notices*).

The Trustee may, subject to the satisfaction of certain conditions, including receipt by the Trustee of Rating Agency Confirmation, agree to a change in the place of residence of the Issuer for taxation purposes without the consent of the Noteholders of any Class, provided the

Issuer does all such things as the Trustee may reasonably require in order that such change in the place of residence of the Issuer for taxation purposes is fully effective and complies with such other requirements which are in the interests of the Noteholders as it may direct.

The Issuer shall procure that, so long as the Notes are listed on the Irish Stock Exchange any material amendments or modifications to the Conditions of the Notes, the Trust Deed or such other conditions made pursuant to Condition 14 (*Meetings of Noteholders, Modification, Waiver and Substitution*) shall be notified to the Irish Stock Exchange.

(e) ***Entitlement of the Trustee and Conflicts of Interest***

In connection with the exercise of its trusts, powers, duties and discretions (including but not limited to those referred to in this Condition), the Trustee shall have regard to the interests of each Class of Noteholders as a Class and shall not have regard to the consequences of such exercise for individual Noteholders of such Class and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders except to the extent already provided for in Condition 9 (*Taxation*).

The Trust Deed provides that in the event of any conflict of interest between the holders of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes, the interests of the holders of the Controlling Class will prevail. If the holders of the Controlling Class do not have an interest in the outcome of the conflict, the Trustee shall give priority to the interests of (i) the Class A Noteholders over the Class B Noteholders, the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders, (ii) the Class B Noteholders over the Class C Noteholders, the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders, (iii) the Class C Noteholders over the Class D Noteholders, the Class E Noteholders and the Class F Subordinated Noteholders (iv) the Class D Noteholders over the Class E Noteholders and the Class F Subordinated Noteholders, and (vii) the Class E Noteholders over the Class F Subordinated Noteholders. The Trustee shall act in accordance with any Resolution of the Controlling Class, given in accordance with the Trust Deed. The Trust Deed provides further that the Trustee will act upon the directions of the holders of the Controlling Class (or other Class given priority as described in this paragraph) in such circumstances, and shall not be obliged to consider the interests of and is exempted from any liability to the holders of any other Class of Notes.

In addition, the Trust Deed provides that in the event of any conflict of interest between the Noteholders and any other Secured Party, the interests of the Noteholders will prevail.

15. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances, including provisions relieving it from instituting proceedings to enforce repayment or to enforce the security constituted by or pursuant to the Trust Deed, unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit. The Trustee is exempted from any liability in respect of any loss or theft of the Collateral from any obligation to insure, or to monitor the provisions of any insurance arrangements in respect of, the Collateral (for the avoidance of doubt, under the Trust Deed the Trustee is under no such obligation) and from any claim arising from the fact that the Collateral is held by the Custodian or is otherwise held in safe custody by a bank or other custodian. The Trustee shall not be responsible for the performance by the Custodian of any of its duties under the Agency Agreement or for the performance by the Collateral Manager of any of its duties under the Collateral Management Agreement, for the performance by the Collateral Administrator of its duties under the Collateral Management Agreement or for the

performance by any other person appointed by the Issuer in relation to the Notes. The Trustee shall not have any responsibility for the administration, management or operation of the Collateral including the request by the Collateral Manager to release any of the Collateral from time to time.

The Trust Deed contains provisions for the retirement of the Trustee and the removal of the Trustee by Extraordinary Resolution of the Controlling Class, but no such retirement or removal shall become effective until a successor trustee is appointed.

16. Notices

Notices to Noteholders will be valid if posted to the address of such Noteholder appearing in the Register at the time of publication of such notice by pre paid, first class mail (or any other manner approved by the Trustee which may be by electronic transmission) and (for so long as the Notes are listed on the Irish Stock Exchange and the rules of the Irish Stock Exchange so require) shall be sent to the Company Announcements Office of the Irish Stock Exchange. Any such notice shall be deemed to have been given three days (in the case of inland mail and electronic transmission) or seven days (in the case of overseas mail) after the date of dispatch thereof to the Noteholders.

The Trustee shall be at liberty to sanction some other method of giving notice to the Noteholders or a category of them including, providing notice through the Clearing Systems, if, in its opinion, such other method is reasonable having regard to market practice then prevailing and to the rules of the stock exchange on which the Notes are then listed and provided that notice of such other method is given to the Noteholders in such manner as the Trustee shall require.

17. Additional Issuances

(a) The Issuer may from time to time after the Non-Call Period without the consent of the Noteholders, but subject to the satisfaction of the conditions referred to below and Rating Agency Confirmation, create and issue further securities having the same terms and conditions as the Class A-2 Notes (the "**Class A-2 Refinancing Notes**") in all respects (or in all respects except for the first payment of interest thereon) which shall be consolidated and form a fungible series with either the Class A-2a Notes or the Class A-2b Notes, as applicable, and rank *pari passu* with such Class A-2a Notes or Class A-2b Notes then Outstanding, and shall use the net proceeds of issue thereof, subject to the Priorities of Payment, to repay the Redemption Price in respect of the Class A-1 VF Notes provided the following conditions are met:

(i) the terms of the Class A-2 Refinancing Notes are the same in all respects (or in all respects except for the first payment of interest) as the Class A-2 Notes then Outstanding;

(ii) the Rating Agencies confirm to the Issuer in writing that, on issue, they will assign to the Class A-2 Refinancing Notes the same rating as that which is then applicable to the Class A-2 Notes;

(iii) the Issuer receives confirmation from the Rating Agencies that the additional issue of the Class A-2 Refinancing Notes will not cause the reduction or withdrawal of the then current ratings of any of the Class A Notes and the other Rated Notes;

(vi) no Event of Default has occurred and is continuing;

(v) the aggregate principal amount of any Class A-2 Refinancing Notes proposed to be issued, together with the aggregate principal amount of all Class A-2 Notes then Outstanding and the aggregate at that time of all principal amounts drawn and any amount available for drawing under the Class A-1 VF Notes not exceed €399,000,000

(with Sterling Drawings and US Dollar Drawings being converted into Euro at the Initial Rate of Exchange);

(vi) the holders of the Class A-1 VF Notes being redeemed shall have the right of first refusal to their *pro rata* portion of such additional issue of the Class A-2 Refinancing Notes; and

(vii) such additional issuances are in accordance with all applicable laws including, without limitation, the securities, banking and tax laws and regulations of Ireland.

(b) The Issuer may from time to time, subject to the written consent of the Trustee, create and issue further Notes having the same terms and conditions as existing Classes of Notes (subject as provided below) and which shall be consolidated and form a single series with the Outstanding Notes of such Class (unless otherwise provided), and will use the proceeds of sale thereof to purchase additional Collateral Debt Obligations and, if applicable, enter into additional Asset Swap Transactions and/or Interest Rate Hedge Transactions in connection with the Issuer's issuance of, and making payments on, the Notes and ownership of and disposition of the Collateral Debt Obligations, provided that the following conditions are met:

(i) such additional issuances may not exceed 50.0 per cent. in the aggregate of the original principal amounts of each applicable Class of Notes;

(ii) such additional Notes must be issued for a cash sale price and the net proceeds invested in Collateral Debt Obligations or, pending such investment during the Initial Investment Period deposited in the Unused Proceeds Accounts or, thereafter, deposited in the relevant Principal Account and, in each case, invested in Eligible Investments;

(iii) such additional Notes must be of each Class of Notes and issued in a proportionate amount among the Classes so that the respective proportions of aggregate principal amount of the Classes of Notes existing immediately prior to such additional issuance remain unchanged following such additional issuance (save with respect to Class F Subordinated Notes as described in paragraph (b) below);

(iv) the terms (other than the date of issuance, the issue price and the date from which interest will accrue) of such Notes must be identical to the terms of the previously issued Notes of the applicable Class of Notes;

(v) none of the ratings on each Class must at such time be lower than the original ratings assigned on the Closing Date;

(vi) the Issuer must receive Rating Agency Confirmation in respect of such additional issuances;

(vii) the holders of the Class F Subordinated Notes shall have been notified in writing 30 days prior to such issuance and shall have been afforded the opportunity to purchase additional Class F Subordinated Notes in an amount not to exceed the percentage of the Class F Subordinated Notes each holder held immediately prior to the issuance (the "**Anti-Dilution Percentage**") of such additional Class F Subordinated Notes and on the same terms offered to investors generally;

(viii) (so long as the existing Notes of the Class of Notes to be issued are listed on the Irish Stock Exchange) the additional Notes of such class to be issued are in accordance with the requirements of the Irish Stock Exchange and are listed on the Irish Stock Exchange (for so long as the rules of the Irish Stock Exchange so requires); and

(ix) such additional issuances are in accordance with all applicable laws including, without limitation, the securities, banking and tax laws and regulations of Ireland.

(c) In addition, the Issuer may issue and sell additional Class F Subordinated Notes (without issuing Notes of any other Class) provided that:

(i) the subordination terms of such Class F Subordinated Notes are identical to the terms of the previously issued Class F Subordinated Notes;

(ii) the scheduled maturity date of such Class F Subordinated Notes is not prior to the Maturity Date of the previously issued Class F Subordinated Notes;

(iii) the terms (other than the date of issuance, the issue price and the date from which interest will accrue) of such Class F Subordinated Notes must be identical to the terms of the previously issued Class F Subordinated Notes;

(iv) such additional Class F Subordinated Notes are issued for a cash sales price (the net proceeds to be (i) invested in Collateral Debt Obligations or Eligible Investments or (ii) paid into the relevant Interest Account and used to make payments on any Payment Date in accordance with the Priorities of Payment or, pending such investment or payment, deposited in the Unused Proceeds Accounts and invested in Eligible Investments);

(v) the Issuer must receive Rating Agency Confirmation in respect of such additional issuance;

(vi) the holders of the Class F Subordinated Notes shall have been notified in writing 30 days prior to such issuance and shall have been afforded the opportunity to purchase additional Class F Subordinated Notes in an amount not to exceed the Anti Dilution Percentage of such additional Class F Subordinated Notes and on the same terms offered to investors generally; and

(vii) such additional issuances are in accordance with all applicable laws including, without limitation, the securities, banking and tax laws and regulations of Ireland.

(d) The Issuer may from time to time, subject to the written consent of the holders of a majority of the Class F Subordinated Notes and the Collateral Manager, create and issue the Replacement Notes in accordance with Condition 7(n) (*Refinancing of Non-Consenting Noteholders' Notes in Connection with Pricing Amendment*), having the same terms and conditions as the Non-Consenting Notes and which shall be consolidated and form a single series with the Class of Notes to which each Non-Consenting Note relates, provided that the following conditions are met:

(i) such Replacement Notes must be issued for a cash sale price and the Consenting Purchasers shall make payment of the Non-Consenting Notes Payment Amount to the Trustee for the account of the Non-Consenting Noteholders;

(ii) such Replacement Notes must be of the same Classes and respective principal amounts as those of the Non-Consenting Notes being replaced so that the respective proportions of aggregate principal amount of the Classes of Notes existing immediately prior to such additional issuance remain unchanged following such additional issuance;

(iii) the terms (other than the date of issuance, the issue price and the date from which interest will accrue) of such Replacement Notes must be identical to the terms of the Non-Consenting Notes of the applicable Class of Notes being replaced;

(iv) the Issuer must receive Rating Agency Confirmation in respect of such additional issuances;

(v) (so long as the existing Notes of the Class of Replacement Notes to be issued are listed on the Irish Stock Exchange) the Replacement Notes of such class to be issued comply with the requirements of the Irish Stock Exchange and are approved for listing on the Irish Stock Exchange; and

(vii) such additional issuances are in accordance with all applicable laws including, without limitation, the securities, banking and tax laws and regulations of Ireland.

References in these Conditions to the "Notes" include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes. Any further securities forming a single series with Notes constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed.

Noteholders should be aware that additional notes that are treated for non-tax purposes as a single series with the original Notes may be treated as a separate series for U.S. federal income tax purposes. In such case, the new notes may be considered to have been issued with OID (as defined in "Taxation – United States Federal Income Taxation – United States Federal Income Tax Consequences to U.S. Holders of Notes Treated as Debt"), which may affect the market value of the original Notes since such additional notes may not be distinguishable from the original Notes.

18. Third Party Rights

No person shall have any right to enforce any term or condition of the Note under the Contracts (Rights of Third Parties) Act 1999.

19. Governing Law

(a) *Governing Law*

The Trust Deed, the Class A-1 VF Note Purchase Agreement and each Class of Notes are governed by and shall be construed in accordance with English law. The Euroclear Pledge Agreement is governed by and shall be construed in accordance with Belgian law.

(b) *Jurisdiction*

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, and accordingly any legal action or proceedings arising out of or in connection with the Notes ("**Proceedings**") may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and waives any objection to Proceedings in any such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the Noteholders and the Trustee and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c) *Agent for Service of Process*

The Issuer appoints TMF Management (UK) Limited of Atlas House, Pellipar House, First Floor, 9 Cloak Lane, London EC4R 2RU, as its agent in England to receive service of process in any Proceedings in England based on any of the Notes. If for any reason the Issuer does not have such agent in England, it will promptly appoint a substitute process agent and notify the Trustee and the Noteholders of such appointment. Nothing herein shall affect the right to service of process in any other manner permitted by law.

USE OF PROCEEDS

The estimated net proceeds of the issue of the Notes together with commitments under the Class A-1 VF Notes (after payment of legal fees, the fees and expenses associated with admission to the Irish Stock Exchange and certain other fees and expenses payable on or about the Closing Date) is expected to be approximately €584.8m. Proceeds from the issue will be used by the Issuer to pay all amounts due and payable in connection with the acquisition of certain Collateral Debt Obligations purchased by the Issuer, or which the Issuer has committed to purchase, including the repayment of any amounts borrowed by the Issuer (together with any interest thereon) in order to finance the acquisition thereof and the cost of entering into hedging arrangements (if any) and FX Derivative Transactions (if any), in the amount of at least €350.9m, and the remaining proceeds of issue of the Notes shall be paid into the Unused Proceeds Principal Account (which includes funds to be applied in connection with the acquisition of certain Collateral Debt Obligations which the Issuer has committed to purchase as at the Closing Date), in the aggregate amount of no more than €233.9m, save that amounts in respect of fees and expenses due at Closing may also be deposited to such account.

FORM OF THE NOTES

References below to Notes and to the Regulation S Global Certificates and the Rule 144A Global Certificates (together, the "**Global Certificates**"), Restricted Class F-2 Subordinated Notes, and the Definitive Certificates representing such Notes are to each respective Class of Notes, except as otherwise indicated. The Notes will be issued pursuant to the Trust Deed.

Initial Issue of Global Certificates, Restricted Class F-2 Subordinated Notes

The Regulation S Notes of each Class (other than the Restricted Class F-2 Subordinated Notes and the Class A-1 VF Notes) will be represented on issue by a Regulation S Global Certificate deposited on their issue date with a common depositary, and registered in the name of The Bank of New York (Depository) Nominees Limited as nominee for the common depositary on behalf of Euroclear and Clearstream, Luxembourg (each a "**Regulation S Global Certificate**"). Beneficial interests in a Regulation S Global Certificate may be held only through Euroclear or Clearstream, Luxembourg at any time. See "*Book-Entry Clearance Procedures Relating to Global Certificates*". Beneficial interests in a Regulation S Global Certificate may not be held by or on behalf of a U.S. Person (as defined in Regulation S under the Securities Act) at any time. By acquisition of a beneficial interest in a Regulation S Global Certificate, the purchaser thereof will be deemed to represent, among other things, that it is not a U.S. Person, and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest only to a person whom the seller reasonably believes (a) to be a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, or (b) to be both a QIB and a QP who takes delivery in the form of a beneficial interest in a Rule 144A Global Certificate. See "*Transfer Restrictions*" below.

The Rule 144A Notes of each Class (other than the Class A-1 VF Notes) will be represented on issue by a Rule 144A Global Certificate deposited on their issue date (each a "**Rule 144A Global Certificate**") with (with the exception of the Rule 144A Global Certificate representing the Class F-1 Subordinated Notes) a common depositary, and registered in the name of The Bank of New York (Depository) Nominees Limited as nominee for the common depositary on behalf of Euroclear and Clearstream, Luxembourg. Beneficial interests in a Rule 144A Global Certificate (with the exception of the Rule 144A Global Certificate representing the Class F-1 Subordinated Notes) may be held only through Euroclear or Clearstream, Luxembourg at any time. See "*Book-Entry Clearance Procedures Relating to Global Certificates*". The Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes will be deposited on their issue date with a custodian for, and registered in the name of Cede & Co as nominee of, DTC. A beneficial interest in the Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes may only be held through DTC at any time. See "*Book-Entry Clearance Procedures Relating to Global Certificates*". By acquisition of a beneficial interest in a Rule 144A Global Certificate, the purchaser thereof will be deemed to represent, amongst other things, that it is a QIB and a QP for the purposes of Section 3(c)(7) of the Investment Company Act and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed.

The Restricted Class F-2 Subordinated Notes will be represented on issue by definitive certificated notes in fully registered form, registered in the name of the owners thereof (each, a "**Restricted Class F-2 Subordinated Note**"). By acquisition of a Restricted Class F-2 Subordinated Note, the purchaser thereof will represent, amongst other things, that it is both an Accredited Investor and an Eligible ICA Investor or a non-U.S. person and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed. Except as set out in the Trust Deed, an interest in a Restricted Class F-2 Subordinated Note may only be transferred to a person who is both an Accredited Investor and an Eligible ICA Investor or a person taking delivery in the form of a Regulation S Note or Rule 144A Note upon receipt of a transfer certificate (in the form provided in the Trust Deed) in each case. See "*Transfer Restrictions*" below.

The Class A-1 VF Notes will be represented by a registered note in definitive form (the "**Class A-1 VF Definitive Certificate**") without interest coupons or principal receipts to be issued in respect of the Class A-1 VF Notes pursuant to, and in the circumstances specified in the Class A-1 VF Note Purchase Agreement and sold or transferred under Regulation S or Rule 144A, substantially in the form set out in the Class A-1 VF Note Purchase Agreement, representing the interests of the VFN Commitment Holder that may be drawn in an amount equal to at least the Minimum Drawing Amount. The Class A-1 VF Definitive Certificates will be issued in the applicable Minimum Denomination and integral multiples of the Authorised Denomination in excess thereof. Ownership interests in the Class A-1 VF Notes will be shown on, and transfers thereof will only be effected through inscriptions on the VFN Register (as defined herein) by The Bank of New York (Luxembourg) S.A. as Registrar.

Interests in Global Certificates and Definitive Certificates will be subject to certain restrictions on transfer set forth therein and in the Trust Deed and as set forth in Rule 144A and the Investment Company Act and the Notes will bear the applicable legends regarding the restrictions set forth under "*Transfer Restrictions*". In the case of each Class of Notes an interest in a Regulation S Global Certificate may be transferred to a U.S. Person who takes delivery in the form of an interest in a Rule 144A Global Certificate in denominations greater than or equal to the Authorised Denominations applicable to interests in such Rule 144A Global Certificate only upon receipt by the Registrar of a written certification (in the form provided in the Trust Deed) to the effect that the transferor reasonably believes that the transferee is a QIB within the meaning of Rule 144A who is also a QP for purposes of Section 3(c)(7) of the Investment Company Act and that such transaction is in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Interests in the Rule 144A Global Certificates may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Certificate only upon receipt by the Registrar of a written certification (in the form provided in the Trust Deed) from the transferor to the effect that the transfer is being made to a non-U.S. Person and in accordance with Regulation S under the Securities Act.

No service charge will be made for any registration of transfer or exchange of Notes, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except in the limited circumstances described below, owners of beneficial interests in Notes will not be entitled to receive physical delivery of certificated Notes. The Notes are not issuable in bearer form.

Amendments to Terms and Conditions

Each Global Certificate contains provisions that apply to the Notes that they represent, some of which modify the effect of the Conditions in definitive form (See "*Conditions of the Notes*"). The following is a summary of those provisions:

- ***Payments***

  Payments of principal and interest in respect of Notes represented by a Global Certificate will be made against presentation and, if no further payment falls to be made in respect of the relevant Notes, surrender of such Global Certificate to or to the order of the Principal Paying Agent or such other Agent as shall have been notified to the relevant Noteholders for such purpose. On each occasion on which a payment of interest (unless the Notes represented thereby do not bear interest) or principal is made in respect of the relevant Global Certificate, the Registrar shall note the same in the Register and cause the aggregate principal amount of the Notes represented by a Global Certificate to be decreased accordingly.

- ***Notices***

  So long as any Notes are represented by a Global Certificate and such Global Certificate is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the

relevant notice to that clearing system for communication by it to entitled account holders in substitution for delivery thereof as required by the Conditions provided that such notice is also made to the Company Announcement Office of the Irish Stock Exchange for so long as such Notes are listed on the Irish Stock Exchange and the rules of the Irish Stock Exchange so require. Any such notice shall be deemed to have been given on the date of delivery to such clearing system.

- ***Prescription***

  Claims against the Issuer in respect of principal and interest on the Notes while the Notes are represented by a Global Certificate will become void unless presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the date on which any payment first becomes due.

- ***Meetings***

  The holder of each Global Certificate will be treated as being two persons for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of Noteholders and, at any such meeting, as having one vote in respect of each €1,000 of original principal amount of Notes for which the relevant Global Certificate may be exchanged.

- ***Trustee's Powers***

  In considering the interests of Noteholders while the Global Certificates are held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its account holders with entitlements to each Global Certificate and may consider such interests as if such account holders were the holders of any Global Certificate.

- ***Cancellation***

  Cancellation of any Note required by the Conditions to be cancelled will be effected by reduction in the principal amount of the Notes on the Register, with a corresponding notation made on the applicable Global Certificate.

- ***Class F Subordinated Noteholders' Optional Redemption***

  The Class F Subordinated Noteholders' option in Condition 7(b) (*Redemption at the Option of the Class F Subordinated Noteholders*) may be exercised by the holder of any Global Certificate representing Class F Subordinated Notes giving notice to the Registrar of the principal amount of Class F Subordinated Notes in respect of which the option is exercised and presenting such certificate for endorsement of exercise within the time limit specified in Condition 7(b)(ii).

Exchange of Global Certificates for Definitive Certificates

Exchange

Each Rule 144A Global Certificate and Regulation S Global Certificate will be exchangeable, free of charge to the holder, on or after its Definitive Registered Exchange Date (as defined below), in whole but not in part, for Definitive Certificates if the Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes is held (directly or indirectly) on behalf of DTC, or in the case of the Regulation S Global Certificates and any other Rule 144A Global Certificate, Euroclear and Clearstream, Luxembourg or in either case an alternative clearing system and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces its intention to permanently cease business or does in fact do so.

The Registrar will not register exchange of interests in, a Global Certificate for Definitive Certificates during the period from (but excluding) the Record Date to (and including) the date for any payment of principal or interest in respect of the Notes.

"**Definitive Registered Exchange Date**" means a day falling not less than 30 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar is located and in the cities in which DTC or the relevant alternative clearing system are located.

If only one of the Global Certificates (the "**Exchanged Global Certificate**") becomes exchangeable for Definitive Certificates in accordance with the above paragraphs, transfers of Notes may not take place between, on the one hand, persons holding Definitive Certificates issued in exchange for beneficial interests in the Exchanged Global Certificate and, on the other hand, persons wishing to purchase beneficial interests in the other Global Certificate.

Delivery

In such circumstances, the relevant Global Certificate shall be exchanged in full for Definitive Certificates and the Issuer will, at the cost of the Issuer (but against such indemnity as the Registrar may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such exchange), cause sufficient Definitive Certificates to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Noteholders. A person having an interest in a Global Certificate must provide the Registrar with (a) a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such Certificates and (b) in the case of the Rule 144A Global Certificate only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A. Definitive Certificates issued in exchange for a beneficial interest in the Rule 144A Global Certificates shall bear the legends applicable to transfers pursuant to Rule 144A, as set out under "*Transfer Restrictions*" below.

Legends

The holder of a Definitive Certificate may transfer the Notes represented thereby in whole or in part in the applicable Authorised Denomination by surrendering it at the specified office of the Registrar, together with the completed form of transfer thereon. Upon specific request for removal of the legend referred to under "*Transfer Restrictions*" below on a Definitive Certificate, the Issuer will deliver only Definitive Certificates that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set out therein are required to ensure compliance with the provisions of the Securities Act, the Investment Company Act or Rule 144A.

BOOK ENTRY CLEARANCE PROCEDURES

The information set out below has been obtained from sources that the Issuer believes to be reliable, but prospective investors are advised to make their own enquiries as to such procedures. In particular, such information is subject to any change in or interpretation of the rules, regulations and procedures of DTC, Euroclear or Clearstream, Luxembourg (together, the "**Clearing Systems**") currently in effect and investors wishing to use the facilities of any of the Clearing Systems are therefore advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the Trustee, the Initial Purchaser or any Agent party to the Agency Agreement (or any Affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the Securities Act), will have any responsibility for the performance by the Clearing Systems or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described below.

For the purposes of this section of the Prospectus, references below to Notes and to Global Certificates and the Definitive Certificates representing such Notes are to each respective Class of notes, other than the Restricted Class F-2 Subordinated Notes and the Class A-1 VF Notes, and except as otherwise indicated.

1. Euroclear, Clearstream, Luxembourg and DTC

Custodial and depositary links have been established between Euroclear and Clearstream, Luxembourg and DTC to facilitate the initial issue of the Notes and cross market transfers of the Notes associated with secondary market trading. (See "*Settlement and Transfer of Notes*" below).

(a) *Euroclear and Clearstream, Luxembourg*

Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book entry transfer between their respective accountholders. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Investors may hold their interests in such Global Certificates directly through Euroclear or Clearstream, Luxembourg if they are accountholders ("**Direct Participants**") or indirectly ("**Indirect Participants**" and together with Direct Participants, "**Participants**") through organisations which are accountholders therein.

(b) *DTC*

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between Participants through electronic computerised book entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies,

clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants and only in respect of such portion of the aggregate principal amount of the relevant Rule 144A Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described under "*Form of the Notes — Exchange for Definitive Certificates*" above, DTC will surrender the relevant Rule 144A Global Certificates for exchange for individual Definitive Certificates (which will bear the legend applicable to transfers pursuant to Rule 144A).

2. Book Entry Ownership

(a) *Euroclear and Clearstream, Luxembourg*

Each Regulation S Global Certificate and Rule 144A Global Certificate (with the exception of the Rule 144A Global Certificate representing the Class A-2a Notes, the Class A-2b Notes and the Class F-1 Subordinated Notes) will have an ISIN and a Common Code and will be registered in the name of The Bank of New York (Depository) Nominees Limited as nominee for The Bank of New York as common depositary on behalf of, Euroclear and Clearstream, Luxembourg.

(b) *DTC*

The Rule 144A Global Certificate representing the Class F-1 Subordinated Notes will have a CUSIP number and will be deposited with The Bank of New York as custodian (the "**DTC Custodian**") for and registered in the name of Cede & Co, as nominee of DTC. The DTC Custodian and DTC will electronically record the principal amount of the Notes held within the DTC System.

3. Relationship of Participants with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or DTC as the holder of a Note represented by a Global Certificate must look solely to Euroclear, Clearstream, Luxembourg or DTC (as the case may be) for his share of each payment made by the Issuer to the holder of such Global Certificate and in relation to all other rights arising under the Global Certificate, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or DTC (as the case may be). The Issuer expects that, upon receipt of any payment in respect of Notes represented by a Global Certificate, the common depository by whom such Note is held, or nominee in whose name it is registered, will (save as provided below in respect of the Rule 144A Global Certificates) immediately credit the relevant participants' or accountholders' accounts in the relevant Clearing System with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Certificate as shown in the records of the relevant Clearing System or its nominee. The Issuer also expects that payments by Direct Participants in any Clearing System to owners of beneficial interests in any Global Certificate held through such Direct Participants in any Clearing System will be governed by standing instructions and customary practices. Save as aforesaid, such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Certificate and the obligations of the Issuer will be discharged by payment to the registered holder, as the case may be, of such Global Certificate in respect of each amount so paid. None of the Issuer, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in any Global Certificate or for maintaining, supervising or reviewing any records relating to such ownership interests.

4. Settlement and Transfer of Notes

Subject to the rules and procedures of each applicable Clearing System, purchases of Notes held within a Clearing System must be made by or through Direct Participants, which will receive a credit for such Notes on the Clearing System's records. The ownership interest of each actual purchaser of each such Note (the "**Beneficial Owner**") will in turn be recorded on the Direct Participant's and Indirect Participant's records. Beneficial Owners will not receive written confirmation from any Clearing System of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Notes held within the Clearing System will be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in such Notes, unless and until, interests in any Global Certificate held within a Clearing System is exchanged for Definitive Certificates.

No Clearing System has knowledge of the actual Beneficial Owners of the Notes held within such Clearing Systems and their records will reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by the Clearing Systems to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Certificate to such persons may be limited. As DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a Rule 144A Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by a lack of a physical certificate in respect of such interest.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC Participants

Secondary market sales of book-entry interests in the Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement ("**SDFS**") system in same-day funds, if payment is effected in U.S. Dollars, or free of payment, if payment is not effected in U.S. Dollars. Where payment is not effected in U.S. Dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in Notes are to be transferred from the account of a DTC participant holding a beneficial interest in a Rule 144A Global Certificate to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in a Regulation S Global Certificate (subject to the certification procedures provided in the Agency Agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream,

Luxembourg accountholder to DTC by 12 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, the custodian of the Rule 144A Global Certificate will instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of DTC and evidenced by the Rule 144A Global Certificate of the relevant Class and (ii) increase the amount of Notes registered in the name of the nominee of the common depository for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Certificate. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear/Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the Rule 144A Global Certificate (subject to the certification procedures provided in the Agency Agreement), the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7.45 p.m., Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depository for Euroclear and Clearstream, Luxembourg and the Registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depository for Euroclear and Clearstream, Luxembourg will (a) transmit appropriate instructions to the custodian of the Rule 144A Global Certificate who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of the common depository for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Certificate and (ii) increase the amount of Notes registered in the name of the nominee of DTC and evidenced by the Rule 144A Global Certificate.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Certificates among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Trustee, the Custodian or any Agent will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Pre issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the Closing Date thereof, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days ("**T+3**"), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding Business Days until three days prior to the relevant Closing Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Closing Date should consult their own adviser.

5. Currency of Payments in respect of the Rule 144A Notes

Subject to the following paragraph, while interests in the Rule 144A Notes are held by a nominee for DTC, all payments in respect of such Rule 144A Notes will be made in U.S. Dollars. As determined by the Exchange Agent under the terms of the Agency Agreement, the amount of U.S. Dollars payable in respect of any particular payment under the Rule 144A Notes will be equal to the amount of Euros otherwise payable exchanged into U.S. Dollars at the Euro/U.S. Dollar rate of exchange prevailing as at 11:00 a.m. (New York City time) on the day which is two New York Business Days prior to the relevant payment date, less any costs incurred by the Exchange Agent for such conversion (to be shared *pro rata* among the holders of the Rule 144A Notes accepting U.S. Dollar payments in proportion to their respective holdings), all as set out in more detail in the Agency Agreement.

Notwithstanding the above, the holder of an interest through DTC in a Rule 144A Note may make application to DTC to have a payment or payments under such Rule 144A Notes made in Euros by notifying the DTC participant through which its book entry interest in the Rule 144A Global Certificate is held on or prior to the record date of (a) such investor's election to receive payment in Euros, and (b) wire transfer instructions to an account entitled to receive the relevant payment. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York Business Day after the record date for any payment of interest and on or prior to the twelfth New York Business Day prior to the payment of principal. DTC will notify the Registrar of such election and wire transfer instructions on or prior to the fifth New York Business Day after the record date for any payment of interest and on or prior to the tenth New York Business Day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to the Registrar on or prior to such date, such investor will receive payments in Euros, otherwise only U.S. Dollar payments will be made by the Principal Paying Agent. All costs of such payment by wire transfer will be borne by holders of book entry interests receiving such payments by deduction from such payments.

In this paragraph "**New York Business Day**" means any day on which commercial banks and foreign exchange markets settle payments in New York City.

RATINGS OF THE NOTES

General

It is a condition of the issue and sale of the Notes, that the Notes (except for the Class F Subordinated Notes) be issued with at least the following ratings: the Class A Notes: "AAA" from S&P and "Aaa" from Moody's; the Class B Notes: "AA" from S&P and "Aa2" from Moody's; the Class C Notes: "A" from S&P and "A2" from Moody's; the Class D Notes: "BBB-" from S&P and "Baa3" from Moody's; the Class E Notes; "BB-" from S&P and "Ba3" from Moody's. The Class F Subordinated Notes will not be rated.

The transaction's structure allows for timely payment of interest and ultimate payment of principal by the legal final maturity date with respect to the Class A Notes for the ultimate payment of interest and principal by the legal final maturity date with respect to the Class B Notes, Class C Notes, Class D Notes and Class E Notes. The Moody's ratings of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes address the expected loss posed to investors by their legal final maturity.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the applicable rating agency.

S&P Ratings

S&P will rate the Rated Notes in a manner similar to the manner in which it rates other structured issues. This requires an analysis of the following:

(a) the credit quality of the portfolio of Collateral Debt Obligations securing the Notes;

(b) the cash flow used to pay liabilities and the priorities of these payments; and

(c) legal considerations.

Based on these analyses, S&P determines the necessary level of credit enhancement needed to achieve a desired rating. In this connection, the CDO Monitor Test is applied prior to the end of the Reinvestment Period.

S&P's analysis includes the application of its proprietary default expectation computer model (the "**CDO Monitor**"), which is used to estimate the default rate S&P projects the Portfolio is likely to experience and which will be provided to the Collateral Manager on or before the Closing Date. The CDO Monitor calculates the cumulative default rate of a pool of Collateral Debt Obligations and Eligible Investments consistent with a specified benchmark rating level based upon S&P's proprietary corporate debt default studies. The CDO Monitor takes into consideration the rating of each Obligor, the number of Obligors, the Obligor industry concentration and the remaining weighted average maturity of each of the Collateral Debt Obligations included in the Portfolio. The risks posed by these variables are accounted for by effectively adjusting the necessary default level needed to achieve a desired rating. The higher the desired rating, the higher the level of defaults the Portfolio must withstand. For example, the higher the Obligor industry concentration or the longer the weighted average maturity, the higher the default level is assumed to be.

Credit enhancement to support a particular rating is then provided on the results of the CDO Monitor, as well as other more qualitative considerations such as legal issues and management capabilities. Credit enhancement is typically provided by a combination of over collateralisation/subordination, cash collateral/reserve account, excess spread/interest and amortisation. A cash flow model (the "**Transaction Specific Cash Flow Model**") prepared by the seller or adviser is used to evaluate the portfolio and determine whether it can comfortably withstand the estimated level of default while fully repaying the class of debt under consideration.

There can be no assurance that actual losses on the Collateral Debt Obligations will not exceed those assumed in the application of the CDO Monitor or that recovery rates and the timing of recovery with respect thereto will not differ from those assumed in the Transaction Specific Cash Flow Model. None of S&P, the Issuer, the Collateral Manager, the Collateral Administrator, the Trustee or the Initial Purchaser makes any representation as to the expected rate of defaults on the Portfolio or as to the expected timing of any defaults that may occur.

S&P's ratings of the Rated Notes will be established under various assumptions and scenario analyses. There can be no assurance that actual defaults on the Collateral Debt Obligations will not exceed those assumed by S&P in its analysis, or that recovery rates with respect thereto (and, consequently, loss rates) will not differ from those assumed by S&P.

Moody's Ratings

The ratings assigned by Moody's to the Rated Notes are based upon its assessment of the expected loss for each Class. Moody's analysis on the likelihood and severity of the loss that the Rated Notes may experience is based largely upon Moody's statistical analysis of historical default rates and recovery rates on debt obligations with various ratings, the asset and interest coverage required for such Notes (which is achieved through the subordination of the Class F Subordinated Notes, the Class E Notes, the Class D Notes, the Class C Notes and the Class B Notes in the case of the Class A Notes, the subordination of the Class F Subordinated Notes, the Class E Notes, the Class D Notes and the Class C Notes in the case of the Class B Notes, the subordination of the Class F Subordinated Notes, the Class E Notes, and the Class D Notes in the case of the Class C Notes, the subordination of the Class F Subordinated Notes and the Class E Notes in the case of the Class D Notes, and the subordination of the Class F Subordinated Notes in the case of the Class E Notes, and the diversification requirements that the Collateral Debt Obligations are required to satisfy).

The transaction's structure allows for timely payment of interest and ultimate payment of principal by the legal final maturity date with respect to the Class A Notes and for the ultimate payment of interest and principal by the legal final maturity date with respect to the Class B Notes, Class C Notes, Class D Notes and Class E Notes. The Moody's ratings of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes address the expected loss posed to investors by their legal final maturity. Moody's analyses the likelihood that each Collateral Debt Obligation will default based on historical default rates for similar debt obligations, the historical volatility of such default rates (which increases as securities with lower ratings are added to the portfolio) and an additional default assumption to account for future fluctuations in defaults. Moody's then determines the level of credit protection necessary to achieve the expected loss associated with the rating of the structured securities, taking into account the expected volatility of the default rate of the Portfolio based on the level of diversification by region, issuer and industry.

In addition to these quantitative tests, each Moody's rating takes into account qualitative features of a transaction, including the experience of the Collateral Manager, the legal structure and the risks associated with such structure and other factors that Moody's deems relevant.

THE ISSUER

General

The Issuer is a public company with limited liability incorporated under the laws of Ireland on 22 September 2006 under the Companies Acts 1963-2006 under the name CELF Loan Partners IV plc with a registered number of 426909 and a registered office of 85 Merrion Square, Dublin 2, Ireland; telephone: +353 1 614 6240 and facsimile: +353 1 614 6250.

Corporate Purpose of the Issuer

The Memorandum of Association of the Issuer dated 22 September 2006 (as currently in effect) provides under Clause 3 that the objects of the Issuer contain, amongst others, the following objects:

(a) financing or re financing by way of loan, acceptance credit, commercial paper, Euro medium term bonds, Eurobonds, securitisation;

(b) to secure by mortgage, or lien against the whole or any part of the Company's property or assets;

(c) to enter into any arrangement including interest rate hedges, foreign currency hedges, floors and such other financial and swap instruments, rights and securities; and

(d) to appoint and act through any agents, administrators, contractors or delegates in any part of the world in connection with the undertaking and business of the Company.

Business Activity

The Issuer has not previously carried on any business or activities other than those incidental to its incorporation, the acquisition of the Portfolio, the authorisation and issue of the Notes and activities incidental to the exercise of its rights and compliance with its obligations under the Notes, the Subscription and Placement Agreement, the Note Purchase Agreements, the Agency Agreement, the Trust Deed, the Class A-1 VF Note Purchase Agreement, the Collateral Management Agreement, the Corporate Administration Agreement, the Liquidity Facility Agreement, each Hedge Agreement, any Offsetting Credit Default Swap, any Credit Short Obligation, any FX Derivative Transaction, the Euroclear Pledge Agreement, the Bank Accounts Pledge Agreement and the other documents and agreements (including the Warehouse Agreements) entered into in connection with the issue of the Notes and the purchase of the Portfolio. The Issuer was incorporated with a view to being a special purpose vehicle whose purpose would be to issue asset backed securities.

Management

The current directors (the "**Directors**") are:

Name	Occupation	Business Address
Colm Byrne	Company Director	85 Merrion Square, Dublin 2, Ireland
Mattijs Sibbing	Company Director	85 Merrion Square, Dublin 2, Ireland

Pursuant to the Corporate Administration Agreement, the Corporate Services Provider provides corporate and administrative services to the Issuer. The Issuer may terminate the Corporate Administration Agreement by giving not less than two months' written notice. The Corporate Services Provider may retire from their obligations pursuant to the Corporate Administration Agreement by giving at least two months' notice in writing to the Issuer. The termination of the Corporate Services Provider will not take effect until such time as a replacement Corporate Services Provider has been appointed.

Capital and Shares

The Issuer's authorised and issued share capital is €40,000, which is fully paid up and divided into 40,000 shares with a nominal value of €1 each. The Share Trustee holds 39,994 of the issued shares on trust for certain charitable purposes under a declaration of trust dated 25 September 2006. Each of the remaining six shares is held by a nominee of the Share Trustee.

Capitalisation

The capitalisation of the Issuer as at the date of this Prospectus, adjusted for the issue of the Notes, is as follows:

Share Capital	€
Issued and fully paid 40,000 ordinary registered shares of €1 each	40,000
Loan Capital	€
Commitment under Class A-1 VF Notes	150,000,000 (if fully drawn)
Class A-2a Notes	199,000,000
Class A-2b Notes	50,000,000
Class B Notes	42,000,000]
Class C Notes	39,000,000
Class D Notes	33,000,000
Class E Notes	25,500,000
Class F-1 Subordinated Notes	59,000,000
Restricted Class F-2 Subordinated Notes	2,500,000
Total Capitalisation	600,040,000

Indebtedness

The Issuer has no indebtedness as at the date of this Prospectus, other than that which the Issuer has incurred or shall incur in relation to the transactions contemplated herein.

Holding Structure

The entire issued share capital of the Issuer is directly or indirectly through nominees held by TMF Management (Ireland) Limited as trustee on behalf of one or more trusts with charitable purposes.

None of the Collateral Manager, the Collateral Administrator, the Trustee, the Initial Purchaser or any company affiliated with any of them, directly or indirectly, owns any of the share capital of the Issuer.

Subsidiaries

The Issuer has no subsidiaries.

Administrative Expenses of the Issuer

The Issuer is expected to incur certain Administrative Expenses (as defined in Condition 1 (*Definitions*) of the Terms and Conditions of the Notes).

Financial Statements

Since its date of incorporation, no financial statements of the Issuer have been prepared. Audited financial statements will be prepared by the Issuer on an annual basis (first financial year will be from 22 September 2006 to 31 December 2007). The Issuer will not prepare interim financial statements.

Each year, a copy of the audited profit and loss account and balance sheet of the Issuer together with the report of the directors and the auditors thereon is required to be filed in the Irish Companies Registration Office within 28 days of the annual return date of the Issuer and is available for inspection. The profit and loss account and the balance sheet can be obtained free of charge from the specified office of the Irish Paying Agent. The Issuer must hold an annual general meeting in each

calendar year (except that its first annual general meeting may be held at any time within 18 months of its incorporation) and the gap between its annual general meetings must not exceed 15 months.

The auditors of the Issuer are PricewaterhouseCoopers. PricewaterhouseCoopers is authorised by The Institute of Chartered Accountants in Ireland (ICAI).

THE COLLATERAL MANAGER

The information appearing in this section has been prepared by the Collateral Manager and has not been independently verified by the Issuer, the Initial Purchaser or any other party. None of the Issuer, the Initial Purchaser or any other party other than the Collateral Manager assumes any responsibility for the accuracy or completeness of such information.

General

CELF Investment Advisors Limited ("**CELF**"), a wholly owned subsidiary of TC Group LLC, was established in September 2004 and will act as Collateral Manager for the Issuer. CELF is authorised and regulated by the Financial and Services Authority and is subject to its Conduct of Business Rules.

In performing its duties as Collateral Manager under the Collateral Management Agreement, CELF will draw upon the investment experience of its own personnel, as well as the significant resources and investment experience of its Affiliates.

The Carlyle Group

TC Group LLC is a Delaware limited liability company formed in 1987 ("**TCG**"), which is indirectly controlled by William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein (the "**Managing Members**"). "The Carlyle Group" refers to CELF, TCG and related companies that do business under the name "The Carlyle Group". The Carlyle Group is a global investment firm that originates, structures and acts as lead equity investors in leveraged buyouts, venture capital investments, growth capital financings and other private equity investments. As of 30 September 2006 The Carlyle Group had invested over $23.9 billion of the equity in 576 corporate and real estate transactions, having an aggregate acquisition value of over $101.7 billion. The Carlyle Group has experience in the areas of leveraged buyout, venture capital, growth capital and other private equity investments. Performance information about all of these corporate transactions is available from CELF upon request.

One of the largest private equity firms, as of 25 January 2007, The Carlyle Group had 27 offices located in 16 countries around the world and employs 751 persons, including 401 investment professionals. The Carlyle Group believes that its global network helps to create, identify and consummate certain investment opportunities that are not available to many other private equity firms. The Collateral Manager believes that the Issuer will benefit from the resources of The Carlyle Group's global network.

Ownership and Management of Collateral Manager

All of the membership interests in CELF are owned by TCG, which is indirectly controlled by the Managing Members.

The CELF Credit Committee

The day to day management and investment decisions on behalf of the Issuer will be performed by the CELF Credit Committee and the assigned portfolio manager for each fund managed by CELF. The CELF Credit Committee is comprised of six CELF team members: Mike Ramsay, Colin Atkins, Nilesh Desai, Stuart Mackenzie, Louis Reynolds and Martin Glavin.

The CELF Board

The CELF board meets on a quarterly basis to discuss the commercial aspect and performance of the CELF business as well as a review of the respective performance of each fund that CELF manages. Michael J. Zupon, Christopher Finn, John Harris and Mike Ramsay are all members of the CELF board.

Christopher Finn

Mr. Finn joined The Carlyle Group in March 1996 as a Managing Director of The Carlyle Group and is based in London. Prior to joining Carlyle, Mr. Finn served as Executive Vice President of the Overseas Private Investment Corporation (OPIC), the U.S. Government agency that provides financing to U.S. investors in the developing world. It is also the largest political risk underwriter in the world. Prior to OPIC, Mr. Finn served as Executive Vice President for Equities at the American Stock Exchange. In addition, he was Senior Vice President of Strategic Planning and Acquisitions for Air and Water Technologies Capital Corporation, an international environmental services company. He is currently a member of the CELF Investment Advisors Limited board of directors.

Mr. Finn is an honors graduate of Harvard College.

John Harris

John Harris is a Managing Director and the Chief Financial Officer of The Carlyle Group. Mr. Harris has overall responsibility for the firm's fund formation, investor reporting, internal controls, and financial management. He has been instrumental in structuring Carlyle's private equity funds and negotiating terms with limited partners. Prior to joining Carlyle in 1997, Mr. Harris was a Vice President with Golub Associates, a private equity firm, where he focused on middle market investments. Previously, Mr. Harris was a Senior Manager with Arthur Andersen L.L.P. His experience also includes serving as a research associate for the National Commission on Fraudulent Financial Reporting ("**Treadway Commission**") and he is a board member of The Barker Foundation.

Mr. Harris is a graduate of the University of Virginia.

Michael J. Zupon

Mr. Zupon is a Managing Director of The Carlyle Group and head of Carlyle High Yield Partners. Mr. Zupon joined Carlyle in 1999 with over 22 years of experience in the banking industry focused on originating, structuring, syndicating and managing leveraged loans, high yield debt, and leveraged equity. Prior to joining Carlyle, Mr. Zupon was with Merrill Lynch where he served as a Managing Director responsible for its loan and high yield bond underwriting business on behalf of its Financial Sponsors Group. During his tenure with the firm, Mr. Zupon served on both Merrill Lynch's Leveraged Transaction Commitment Committee and its Equity Underwriting Committee. Prior to joining Merrill Lynch, Mr. Zupon served as Managing Director and head of Leveraged Loans with NationsBank Capital Markets, Inc, and prior to that with Canadian Imperial Bank of Commerce ("**CIBC**"), as Vice President and Team Leader of its Acquisition Finance Group. At NationsBank, Mr. Zupon managed a department responsible for its leveraged loan underwriting business, founded Atlantic Equity Corporation which committed over $400 million to leveraged equity limited partnerships during his tenure, and was a member of its Leveraged Finance Executive Committee and Leveraged Finance Underwriting Committee. His responsibilities at CIBC included managing a team responsible for a portfolio of leveraged loans in excess of $1 billion and CIBC Capital Corporation's $60 million portfolio of leveraged equity limited partnership investments.

Mr. Zupon earned a B.S. in Business from Miami University of Ohio in 1983.

The CELF Team

The CELF team includes:

Mike Ramsay

Mike Ramsay joined The Carlyle Group as a Managing Director in September 2004 to establish and lead Carlyle's European Leveraged Finance group. This group now has over €2.5 billion funds under management including five closed funds; CELF Loan Partners B.V., in April 2005, CELF Loan Partners II plc, in November 2005, CELF Loan Partners III plc, in October 2006, and CELF Low

Levered Partners plc, in January 2007, which are respectively €450m, €475m, €507.5 and €355m CDOs investing in European senior secured and mezzanine debt and CELF Europe Credit Partners PLC, a c.€1,038m credit opportunities fund. Mr. Ramsay is the portfolio manager for CELF's funds and is Chief Investment Officer of CELF. Mr. Ramsay joined from Prudential M&G where he was Head of Leveraged Finance establishing Prudential M&G in 1999 as one of the first institutional investors within the European leveraged buyout market. Over the five year period the business invested over €2.5 billion in the leveraged finance asset class and Mr. Ramsay had responsibility for the portfolio management of two CDOs and one institutional fund in the leveraged finance asset class. Prior to Prudential M&G, Mr. Ramsay held positions at both the Bank of Scotland Group, including British Linen Bank, its merchant bank, providing corporate finance advisory services and The Royal Bank of Scotland in its Leveraged Finance group.

Mr. Ramsay holds an MA (Hons) in Economics from Aberdeen University and is a member of The Institute of Chartered Accountants of Scotland. Mr. Ramsay is a CELF Investment Advisors Limited board member.

Colin Atkins

Colin Atkins is a Managing Director of The Carlyle Group. Mr. Atkins is responsible for credit and trading and specifically sources and executes primary transactions, conducts all secondary market trading and provides portfolio management support. Mr Atkins is the joint portfolio manager for CELF Loan Partners IV plc and alternate portfolio manager for the other CELF funds. Mr. Atkins joined as a Director in November 2004 from Prudential M&G where between 1999 and November 2004 he helped establish Prudential M&G's Leveraged Finance which became a market leader in the European institutional market. Over the five year period the business invested over €2.5 billion in leveraged finance assets and Mr. Atkins had responsibility for primary market execution, secondary market trading, workouts and latterly portfolio management responsibilities for two CDOs and one institutional fund in the leveraged finance asset class. Mr. Atkins previously worked in Corporate Private Placements at PPM America in Chicago and held positions in Prudential M&G's Corporate Tax and Treasury departments.

Mr. Atkins holds a BA (Hons) in Accounting & Finance from Nottingham Trent University, is a member of The Association of Chartered Management Accountants (ACMA) and is a CFA Charterholder.

Caroline Goldsmith

Caroline Goldsmith is a Director of The Carlyle Group. Mrs Goldsmith is focused on fund structuring and management. Mrs. Goldsmith joined from Prudential M&G in September 2004. While at Prudential M&G, Mrs. Goldsmith carried out a similar role in the Leveraged Finance team, concentrating on structuring institutional leveraged finance mandates and assisting in the portfolio management of existing leveraged loan CDOs. Prior to that Mrs. Goldsmith was Head of Structuring at Alcentra, an independent debt asset management company formerly known as Barclays Capital Asset Management. During her time there, she helped develop their European CDO business and was responsible for the structuring and documentation of CDOs, as well as portfolio monitoring for each of the funds. Prior to joining Barclays Capital Asset Management, Mrs. Goldsmith spent three years at Merrill Lynch Investment Managers where she implemented the infrastructure for the CDO support desk at MLIM and two years at DLJ International on the Fixed Income Proprietary Trading Desk.

Mrs. Goldsmith holds a BSc (Hons) in Geography from the University of Southampton.

Nilesh Desai

Nilesh Desai joined The Carlyle Group as an Associate Director in November 2004 within Carlyle's European Leveraged Finance group where he is involved in analysing and monitoring credits, with a particular focus on the telecommunications, media and technology sector. Prior to his current role, Mr. Desai was a Vice President in the Leveraged Finance Portfolio team at Citigroup, where he was

responsible for monitoring credits in the European Leveraged Finance portfolio and was involved in structuring and negotiating restructurings. Prior to Citigroup, Mr. Desai spent four years at KPMG where he joined the graduate accounting scheme in August 1996 and worked on a variety of audits in a number of different industry sectors.

In addition to his ACA qualification, Mr. Desai holds a BSc (Hons) in Management Sciences from the University of Warwick and is a CFA charterholder.

Martin Glavin

Martin Glavin joined The Carlyle Group as an Associate Director in January 2006. Mr. Glavin is a member of the credit team within the European Leveraged Finance group. Mr. Glavin is the assistant portfolio manager for CELF Low Levered Partners plc. Prior to joining The Carlyle Group, Mr. Glavin was a Manager in the leveraged finance team at Prudential M&G where he was responsible for analysing senior, second lien and mezzanine debt facilities across a number of industries. Prior to that, Mr. Glavin worked in various areas including structured finance, macroeconomic research and government debt analysis. Mr. Glavin also completed Prudential M&G's graduate training scheme.

Mr. Glavin holds a MA (Hons) in Economics from the University of Cambridge and is a CFA charterholder.

Stuart MacKenzie

Stuart MacKenzie is an Associate Director of The Carlyle Group and is a member of the European Leveraged Finance group. He is responsible for High Yield Bond trading, in addition to being a member of the credit team with responsibility for the retail and automotive sectors. Mr. MacKenzie joined from Alcentra, an independent debt asset management company, in December 2004. While at Alcentra, Mr. MacKenzie acted as Assistant Vice President in the credit team. He primarily focused on the retail, gaming and healthcare sectors and monitored a portfolio of leveraged loan and high yield bond investments. During his time there, he was also involved in a number of workouts of portfolio investments. Prior to that, Mr. MacKenzie worked in Alcentra's transaction management team where he was responsible for investor reporting and managing relationships with trustees, rating agencies and legal counsel.

Mr. MacKenzie holds a BSc. (Econ) in Financial and Business Economics from Royal Holloway, University of London and is a CFA charterholder.

Louis Reynolds

Louis Reynolds joined The Carlyle Group as an Associate Director in September 2005, and is part of the Credit team within the European Leverage Finance Group, analysing and monitoring credits with particular focus on the chemicals, paper and packaging sectors. Prior to joining The Carlyle Group, Mr. Reynolds was an Associate Director at GE European Leverage Finance. During his time there he analysed and evaluated both Primary and Secondary Leveraged Finance transactions, and monitored transactions in their leverage finance portfolio, including sole responsibility for €120 million of underwritten transactions. Prior to joining GE European Leveraged Finance, Mr. Reynolds was an Analyst at Abbey National Treasury Services for three years, in their asset management group. During his time there, he focused on high yield bonds, and in particular on the industrial and gaming sectors.

Mr. Reynolds holds a BSc (Hons) in Economics and Finance and an MSc (Hons) in Project Analysis, Finance and Investment from the University of York.

Szymon Jaroszewski

Szymon Jaroszewski joined The Carlyle Group in October 2006 as an Analyst in the European Leveraged Finance group where he is involved in analysing and monitoring credits. Prior to joining Carlyle, Mr Jaroszewski worked as a Project Manager at GMAC where he focused on credit analysis

and risk return systems. Prior to this, he worked as an investment adviser to high net worth clients at a firm of Independent Financial Advisers.

Mr Jaroszewski holds a Masters degree in Economics from the University of Economics Poznan and has successfully completed Levels I & II of the CFA programme.

Matthew Cottrell

Matthew Cottrell joined The Carlyle Group as an Associate Director in May 2006. Mr. Cottrell is focused on risk management in the European Leveraged Finance Group. Prior to joining Carlyle, Mr. Cottrell was a Director in Fitch Ratings Ltd.'s CDO group where he covered cash flow arbitrage and synthetic CDOs. Previously, Mr. Cottrell worked in Fitch Ratings Ltd.'s credit policy group and also in the leveraged finance group where he was responsible for rating and analysing European leveraged loan and high yield bond transactions. Prior to Fitch Ratings Ltd., he practised as a banking lawyer in the international finance group at Ashurst, an international law firm.

Mr. Cottrell holds a BSc (Hons) in Mathematics and Philosophy from Durham University and an LPC from the College of Law. He is a qualified solicitor and a CFA charterholder.

Neil McTernan

Neil McTernan joined The Carlyle Group in March 2006 as a Senior Associate, focusing on the day to day fund administration of CELF's funds. Mr McTernan previously worked at JPMorgan Chase Bank, where he was a Transaction Manager focusing primarily on cash flow and synthetic CDOs. During his time at JPMorgan Chase Bank he held a number of roles including being a Team Leader in the CDO Account Management group, working on a variety of different transactions. Prior to JPMorgan, Mr. McTernan spent fourteen years at GE Capital, in a number of operations roles, spending the last four years as Investment Operations Manager.

Rob Pike

Rob Pike joined The Carlyle Group as an Analyst in June 2005 and works with Neil McTernan on the day-to-day fund administration of CELF's funds. Mr. Pike joined The Carlyle Group from JPMorgan where he was managing a reconciliations/controls team for the Equity and Debt group based in Bournemouth. Prior to that Mr. Pike worked as a CDO Administrator for JPMorgan's Structured Finance team in London acting as trustee on a variety of CDO deals.

Sarah Pothitos

Sarah Pothitos joined The Carlyle Group as an Executive Assistant in March 2005, and moved to her current role as an Analyst in the Fund Administration group in January 2006. Ms. Pothitos works with Neil McTernan on the day-to-day fund administration of CELF's funds, focusing on reporting and fund administration. Prior to joining The Carlyle Group, Ms. Pothitos worked as a Customer Services Officer for HSBC Bank Plc.

Ms. Pothitos holds a BSc (Hons) in Economics from the London School of Economics.

Marcel Louw

Marcel Louw joined The Carlyle Group in February 2007 and works with Neil McTernan on the fund administration of CELF's funds. Mr. Louw joined from ABN Amro where he worked as a Transaction Manager for ABN Amro's CDO Trustee group, overseeing Swap Transactions and Reconciliations in Europe. Prior to that Mr. Louw worked at Goldman Sachs in the Loan Servicing Team. Mr. Louw studied at the University of Pretoria and holds a post-graduate degree, B.Com (Hons) in Financial Management.

Terms used and not otherwise defined herein or in this Prospectus as specifically referenced herein shall have the meaning given to them in Condition 1 (Definitions) of the Terms and Conditions of the Notes.

Introduction

Pursuant to the Collateral Management Agreement, the Collateral Manager is required to act in specific circumstances in relation to the Portfolio on behalf of the Issuer and to carry out the duties and functions described below. In addition, the Collateral Administrator is required to perform certain calculations in relation to the Portfolio on behalf of the Issuer in each case to the extent and in accordance with the information provided to it by the Collateral Manager.

Acquisition of Collateral Debt Obligations

The Collateral Manager will select and cause to be acquired by the Issuer a portfolio of Senior Loans, High Yield Bonds, Mezzanine Obligations and Synthetic Securities under which the Reference Obligation is a Senior Loan, a High Yield Bond or a Mezzanine Obligation during the Initial Investment Period, the Reinvestment Period and thereafter. The Issuer anticipates that (i) by the Closing Date, it will have committed to purchase Collateral Debt Obligations the Aggregate Principal Balance of which equals approximately 60 per cent. of the Target Par Amount and (ii) by the Interim Ramp Up Test Date, it will have committed to purchase Collateral Debt Obligations the Aggregate Principal Balance of which equals approximately 70 per cent. of the Target Par Amount. The "**Target Par Amount**" is €583,100,000 and represents the Aggregate Principal Balance of Collateral Debt Obligations that it is anticipated will be purchased or committed to being purchased by the Issuer by the Effective Date. In addition, on the Interim Ramp Up Test Date, the Weighted Average Spread must be at least equal to 2.39 per cent., the Diversity Score must be at least equal to 37 and the Moody's Weighted Average Rating must be at most 2720 (together, the "**Interim Ramp Up Tests**"). In the event that any of the Interim Ramp Up Tests are not satisfied on the Interim Ramp Up Test Date any new Collateral Debt Obligation that the Collateral Manager proposes to be included in the Portfolio after such date may only be purchased if either (a) in relation to such unsatisfied Interim Ramp Up Test(s), the purchase of such Collateral Debt Obligation will cause the value of such Interim Ramp Up Test to be maintained or improved after giving effect to such purchase and in relation to such Interim Ramp Up Tests that were satisfied on the Interim Ramp Up Test Date, such Interim Ramp Up Tests continue to be satisfied after giving effect to such purchase or (b) the Collateral Manager provides Moody's and S&P with a plan detailing how such Interim Ramp Up Tests will be satisfied going forward after giving effect to such purchase. The proceeds of issue of the Notes remaining after payment of (a) the acquisition costs for the Collateral Debt Obligations acquired by the Issuer on or prior to the Closing Date and (b) certain fees, costs and expenses incurred in connection with the issue of the Notes and anticipated to be payable by the Issuer following completion of the issue of the Notes, including those associated with the initial Hedge Transactions and any FX Derivative Agreements, will be deposited in the Unused Proceeds Accounts on the Closing Date. Unless the Class A-1 VF Note Purchase Agreement is terminated earlier pursuant to its terms, the Issuer will have until the end of the Reinvestment Period to fully draw on the Class A-1 VF Notes (unless the Issuer has entered into a binding commitment to purchase Synthetic Securities, Revolving Obligations or Delayed Drawdown Collateral Debt Obligations prior to the end of the Reinvestment Period in which case the Issuer can draw at any time) and to use amounts standing to the credit of the Euro Principal Account or the Sterling Principal Account or the US Dollar Principal Account to purchase further Collateral Debt Obligations or pay amounts into the Synthetic Collateral Accounts or Revolving Reserve Accounts, unless otherwise permitted under the Class A-1 VF Note Purchase Agreement. The Collateral Manager, acting on behalf of the Issuer, shall use all reasonable efforts to purchase Collateral Debt Obligations out of the Balance standing to the credit of the Unused Proceeds Accounts during the Initial Investment Period.

The Collateral Manager will use all reasonable endeavours to procure that, on the Interim Ramp Up Test Date, those Collateral Debt Obligations held or committed to be purchased, satisfy the Interim Ramp Up Tests.

The Issuer does not expect and is not required to satisfy the Collateral Quality Tests, Portfolio Profile Tests and the Coverage Tests prior to the Effective Date other than in respect of the Coverage Tests that are required to be satisfied as a condition to the purchase of a Credit Short Obligation. The Collateral Manager may declare that the Initial Investment Period has ended and the Effective Date has occurred prior to the date falling 365 days after the Closing Date subject to the Effective Date Determination Requirements being satisfied.

On the Effective Date, the Balance standing to the credit of the Unused Proceeds Principal Account will be transferred to the relevant Principal Account and the Balance standing to the credit of the Unused Proceeds Interest Account, at the discretion of the Collateral Manager (acting on behalf of the Issuer), will be transferred to the relevant Principal Account and/or the relevant Interest Account (excluding such amounts as may be necessary to meet un-invoiced expenses as the Collateral Manager may determine, in its absolute discretion).

Within 30 Business Days after the Effective Date, the independent certified public accountants appointed by the Collateral Manager (on behalf of the Issuer) in accordance with the Collateral Management Agreement shall issue a report confirming (i) details of the sum of the Aggregate Principal Balances of the Collateral Debt Obligations purchased or committed to be purchased as at such date, (ii) the computations and results of the Portfolio Profile Tests, the Collateral Quality Tests and the Coverage Tests by reference to such Collateral Debt Obligations, copies of which shall be forwarded to the Issuer, the Trustee, the Collateral Manager, the Collateral Administrator and the Rating Agencies and (iii) specifying the procedures undertaken by them to review data and computations relating to such confirmation (provided that, for the purposes of determining the Aggregate Principal Balance as provided above, any repayments or prepayments of Collateral Debt Obligations subsequent to the Closing Date shall be disregarded and the Principal Balance of a Collateral Debt Obligation which is a Defaulted Obligation will be the lower of its S&P Collateral Value and its Moody's Collateral Value).

The Collateral Manager (acting on behalf of the Issuer) shall promptly, following receipt of such report, request that each of the Rating Agencies confirm its Initial Ratings of the Rated Notes. In the event that (i) the Initial Ratings of the Rated Notes are reduced or withdrawn or (ii) either or both of the Rating Agencies notifies the Issuer or the Collateral Manager on behalf of the Issuer that such Rating Agency intends to reduce or withdraw its Initial Ratings of the Rated Notes or (iii) the Effective Date Determination Requirements are not satisfied, an Effective Date Rating Event shall have occurred. In the event that an Effective Date Rating Event has occurred and is continuing on the second Business Day prior to the Payment Date next following the Effective Date, the Rated Notes shall be redeemed until such time as the Effective Date Rating Event is no longer continuing, pursuant to Condition 7(e) (*Redemption upon Effective Date Rating Event*). The Collateral Manager shall notify Moody's upon the discontinuance of an Effective Date Rating Event.

During such time an Effective Date Rating Event shall have occurred and be continuing the Collateral Manager (acting on behalf of the Issuer) may prepare and present to the Rating Agencies a plan (a "**Rating Confirmation Plan**") setting forth the timing and manner of acquisition of additional Collateral Debt Obligations and/or any other intended action which will cause confirmation or reinstatement of the Initial Ratings. The Collateral Manager (acting on behalf of the Issuer) is under no obligation whatsoever to present a Rating Confirmation Plan to the Rating Agencies.

Funding under the Class A-1 VF Notes and Acquisition of Collateral Debt Obligations

Each Drawing (as defined in the Class A-1 VF Note Purchase Agreement) is subject to the further conditions precedent that:

(i) the Issuer or the Collateral Manager on behalf of the Issuer has requested a Drawing by delivering a VFN Agent Notice in accordance with Clause 2.4(a) (*Drawing*) of the Class A-1 VF Note Purchase Agreement; and

(ii) with the delivery of the VFN Agent Notice the Collateral Manager (on behalf of the Issuer) will certify to the Collateral Administrator, the VFN Agent and the VFN Commitment Holder (based on information known to the Collateral Manager) that, as of the date of the VFN Agent Notice:

(A) unless expressly waived in writing by the VFN Commitment Holders for the purpose of such Drawing, no Potential Event of Default or Event of Default has occurred which is continuing or would occur as a result of making the Drawing;

(B) each of the representations and warranties, as the case may be, mentioned in Clause 7.1 (a) (*On Signing*) and Clause 7.1(b) (*Centre of Main Interest*) of the Class A-l VF Note Purchase Agreement remains accurate at the Funding Date as if given on that date by reference to the facts and circumstances then existing and each of the undertakings in Clause 7.2 (*Undertakings*) of the Class A-l VF Note Purchase Agreement has been complied with and is in full force and effect;

(C) each Transaction Document is in full force and effect;

(D) the Drawing is being made before the expiry of the Funding Period;

(E) the proposed Drawing will not cause the sum of the Total VFN Outstandings and the Undrawn and Committed Amounts to exceed the Total VFN Commitments;

(F) (if the date of such Drawing falls after the later to occur of (i) the Effective Date or (ii) the first date on which the relevant Coverage Tests are required to be carried out under the Conditions) no Coverage Test (other than the Class E Par Value Test) is unsatisfied immediately prior to such Drawing or would be breached as a result of making the Drawing provided that no certification by the Collateral Manager shall (irrespective of whether or not any such breach has occurred and is then continuing) be required in respect of any Currency Switch or the funding of an Undrawn and Committed Amount in respect of Synthetic Securities, Revolving Obligations and Delayed Drawdown Collateral Debt Obligations;

(G) the amount of the Drawing or the Undrawn and Committed Amount shall be a minimum amount of €1,000,000, US$1,000,000 or £1,000,000 (as applicable) and integral multiples of €1,000, US$1,000 or £1,000 (as applicable) in excess thereof, or such other amount as mutually agreed between the VFN Agent on behalf of the VFN Commitment Holders and the Collateral Manager on behalf of the Issuer and the consent of the VFN Commitment Holder; and

(H) the Reinvestment Criteria (if applicable) and the Eligibility Criteria will be satisfied upon investment in the Collateral Debt Obligations.

Drawings in respect of any Undrawn and Committed Amount relating to any Revolving Obligations, Delayed Drawdown Collateral Debt Obligations or Synthetic Securities which the Issuer has entered into a commitment to purchase prior to the end of the Reinvestment Period, shall be paid into the Synthetic Collateral Accounts or Revolving Reserve Accounts for payments in respect of such Undrawn and Committed Amount.

Eligibility Criteria

Each Collateral Debt Obligation, Synthetic Security, Credit Short Obligation and Offsetting Credit Default Swap must, at the time of entering into a binding commitment to acquire such obligation by, or on behalf of, the Issuer, satisfy the following "**Eligibility Criteria**" (save in the case of each Synthetic Security, Offsetting Credit Default Swap or Credit Short Obligation for those set out in paragraphs (a), (b), (c) and (n) of which those set out in paragraphs (a), (b), (c) and (n) must be satisfied by the Reference Obligation to which it is linked):

(a) it is a Senior Loan, a Mezzanine Obligation, a High Yield Bond, a PIK Security or a Structured Finance Security or to the extent delivered to the Issuer in respect of a Defaulted Obligation or received by the Issuer as a result of restructuring of the terms of a Collateral Debt Obligation in effect as of the later of the Closing Date and the date of issuance thereof, a debt security;

(b) it is either (A) denominated in (i) Euro (or in one of the predecessor currencies of those Member States which have adopted the Euro as their currency), (ii) Sterling or (iii) US Dollars or (B)(i) is a Restricted Currency Collateral Debt Obligation and is the subject of an Asset Swap Transaction with a notional amount in the relevant currency equal to the aggregate principal amount of such obligation or (ii) is an Unhedged Collateral Debt Obligation satisfying the criteria set out in the Collateral Management Agreement;

(c) it is an obligation of a borrower or borrowers having a principal place of business or significant operations in a Non-Emerging Market Country (as determined by the Collateral Manager, acting on behalf of the Issuer);

(d) it is not a Defaulted Obligation or a Credit Impaired Obligation or a Current Pay Obligation;

(e) it has not been called for, and is not subject to a pending, redemption;

(f) it is not the subject of an offer of exchange, conversion or tender by its issuer, for cash, securities or any other type of consideration (other than for an obligation which is an eligible Collateral Debt Obligation meeting the Reinvestment Criteria);

(g) it is capable of being sold, novated, assigned or participated to the Issuer without any breach of applicable selling restrictions or of any contractual provisions and all rights in relation thereto and the security in relation therewith can be transferred to the Issuer;

(h) it is an obligation in respect of which, following acquisition thereof by the Issuer by the selected method of transfer, (i) payments will not be subject to withholding tax imposed by any jurisdiction including where this is pursuant to the operation of an applicable tax treaty subject to the completeness of any procedural formalities or (ii) the Obligor is required to make "gross up" payments to the Issuer that cover the full amount of any such withholding on an after tax basis;

(i) it is rated by S&P and Moody's or is assigned or otherwise has an S&P Rating and a Moody's Rating and does not have an "r" or "t" subscript unless S&P otherwise consents in writing;

(j) it is an obligation that pays interest no less frequently than annually;

(k) save where it is a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation, it is not an obligation pursuant to which future advances may be required to be made by the Issuer, and where it is a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation, any future advance required by the borrower thereunder is able to be given by the Issuer without breaching any applicable legal and/or regulatory requirements;

(l) it is not a non-Euro denominated Revolving Obligation or a non-Euro denominated Delayed Drawdown Collateral Debt Obligation, save where Rating Agency Confirmation has been received in respect of such acquisition;

(m) it is an obligation (i) that is acquired, and held in a manner that does not violate the Investment Restrictions set out in the Collateral Management Agreement, and (ii) the nature of which does not violate the Investment Restrictions set out in the Collateral Management Agreement;

(n) it is not convertible into equity and is not Margin Stock as defined under Regulation U issued by The Board of Governors of the Federal Reserve System;

(o) it is not a lease;

(p) save to the extent otherwise permitted pursuant to paragraph (v) of the Portfolio Profile Tests, it has an S&P Rating of at least "B-";

(q) save to the extent otherwise permitted pursuant to paragraph (v) of the Portfolio Profile Tests, it has a Moody's Rating of at least "B3";

(r) its acquisition by the Issuer will not result in the imposition of stamp duty or stamp duty reserve tax payable by the Issuer, unless Rating Agency Confirmation is received in respect of such acquisition;

(s) it is not a security whose repayment is subject to substantial non-credit related risk as determined by the Collateral Manager or to the non occurrence of certain catastrophes or which is a catastrophe bond or a market value collateralised debt obligation;

(t) it must require majority consent of all lenders to the Obligor thereunder for any change in the principal repayment profile or interest applicable on such obligation, for the avoidance of doubt, excluding any changes originally envisaged in the loan documentation;

(u) upon acquisition, both (i) the Collateral Debt Obligation is capable of being, and will be, the subject of a first fixed charge or first priority security interest in favour of the Trustee for the benefit of the Secured Parties pursuant to the Trust Deed (or any deed or document supplemental thereto) and (ii) (subject to (i) above) the Issuer (or the Collateral Manager on behalf of the Issuer) has notified the Trustee in the event that any Collateral Debt Obligation that is a bond is not held through Euroclear and has taken such action as the Trustee may require to effect such security interest;

(v) it will not result in the imposition of any present or future, actual or contingent, monetary liabilities or obligations of the Issuer other than those (i) which may arise at its option; or (ii) which are fully collateralised; or (iii) which are owed to the agent bank or the Selling Institution in relation to the performance of its duties under a syndicated Senior Loan, Mezzanine Obligation or High Yield Bond; or (iv) which may arise as a result of an undertaking to participate in a financial restructuring of a Senior Loan, Mezzanine Obligation or High Yield Bond where such undertaking is contingent upon the redemption in full of such Senior Loan, Mezzanine Obligation or High Yield Bond on or before the time by which the Issuer is obliged to enter into the restructured Senior Loan, Mezzanine Obligation or High Yield Bond and where the restructured Senior Loan, Mezzanine Obligation or High Yield Bond satisfies the Eligibility Criteria; or (v) amounts paid in respect of Credit Short Obligations; and

(w) it has a maturity date that is not later than the Maturity Date.

The subsequent failure of any Collateral Debt Obligation to satisfy any of the Eligibility Criteria shall not prevent any obligation which would otherwise be a Collateral Debt Obligation from being a Collateral Debt Obligation so long as such obligation satisfied the Eligibility Criteria when the Issuer

or the Collateral Manager on behalf of the Issuer entered into a binding agreement to purchase such obligation.

Management of the Portfolio

Overview

The Collateral Manager (acting on behalf of the Issuer) is permitted, in certain circumstances and, subject to certain requirements and subject to the overall policies of the Issuer, to sell Collateral Debt Obligations, Defaulted Obligations and Exchanged Equity Securities and to reinvest the Sale Proceeds (other than accrued interest on such Collateral Debt Obligations included in Interest Proceeds by the Collateral Manager) thereof in Substitute Collateral Debt Obligations satisfying the Eligibility Criteria. The Collateral Administrator (on behalf of the Issuer) shall calculate and shall provide confirmation of whether certain of the criteria which are required to be satisfied in connection with any such sale or reinvestment are satisfied or, if any such criteria are not satisfied, shall notify the Issuer and the Collateral Manager of the reasons and the extent to which such criteria are not so satisfied, following request by the Collateral Manager, which request shall specify all necessary details of the Collateral Debt Obligation, Defaulted Obligation or Exchanged Equity Security to be sold and the proposed Substitute Collateral Debt Obligation to be purchased.

The Collateral Manager (on behalf of the Issuer) will select and cause to be purchased by the Issuer Collateral Debt Obligations (including all Substitute Collateral Debt Obligations) taking into account the Eligibility Criteria and the Collateral Manager will monitor the performance and credit quality of the Collateral Debt Obligations on an ongoing basis to the extent practicable using sources of information reasonably available to it and provided that the Collateral Manager shall not be responsible for determining whether or not the terms of any individual Collateral Debt Obligation have been observed.

The Collateral Manager, acting on behalf of the Issuer, may enter into Offsetting Credit Default Swaps that reference Collateral Debt Obligations that satisfied the Eligibility Criteria at the time of acquiring the Reference Obligation.

The Collateral Manager, acting on behalf of the Issuer, may enter into Credit Short Obligations that reference Collateral Debt Obligations that satisfied the Eligibility Criteria at the time of entry into such Credit Short Obligations.

The activities referred to below that the Collateral Manager may undertake on behalf of the Issuer are subject to the Issuer monitoring the performance of the Collateral Manager under the Collateral Management Agreement.

Sale of Collateral Debt Obligations

Terms and Conditions applicable to the Sale of Credit Impaired Obligations

Credit Impaired Obligations may be sold at any time by the Collateral Manager (acting on behalf of the Issuer) subject to:

(a) the Collateral Manager certifying that, in its reasonable business judgment, such security constitutes a Credit Impaired Obligation;

(b) during the Reinvestment Period, the Collateral Manager using reasonable efforts to reinvest (on behalf of the Issuer) such Sale Proceeds within 180 Business Days of receipt of such Sale Proceeds;

(c) following the expiry of the Reinvestment Period, the Collateral Manager using reasonable efforts to purchase (on behalf of the Issuer) Substitute Collateral Debt Obligations out of the Sale Proceeds of such Credit Impaired Obligations within 180 Business Days of receipt of such Sale Proceeds; and

(d) provided the Controlling Class has not voted against such sale following the occurrence of an Event of Default.

Terms and Conditions applicable to the Sale of Credit Improved Obligations

Credit Improved Obligations may be sold at any time by the Collateral Manager (acting on behalf of the Issuer) subject to:

(a) the Collateral Manager certifying that, in its reasonable business judgment, such obligation constitutes a Credit Improved Obligation;

(b) prior to the end of the Reinvestment Period only:

    (i) the Collateral Manager certifying that it will use reasonable efforts to reinvest the Sale Proceeds thereof in one or more Substitute Collateral Debt Obligations;

    (ii) the Collateral Manager certifying that, in its reasonable business judgment, after giving effect to such sale and reinvestment of the Sale Proceeds thereof, the Reinvestment Criteria will be met; and

    (iii) the Collateral Manager using reasonable efforts to reinvest such Sale Proceeds within 180 Business Days of receipt of such Sale Proceeds;

(c) following the expiry of the Reinvestment Period, the Market Value (excluding accrued interest) of such Credit Improved Obligation being greater than the principal amount thereof;

(d) following the expiry of the Reinvestment Period, the Collateral Manager using all reasonable efforts to purchase (on behalf of the Issuer) Substitute Collateral Debt Obligations within 20 Business Days of receipt of such Sale Proceeds; and

(e) provided the Controlling Class has not voted against such sale following an Event of Default.

Terms and Conditions applicable to the Sale of Defaulted Obligations

Defaulted Obligations may be sold at any time by the Collateral Manager (acting on behalf of the Issuer) subject to:

(a) the Collateral Manager's knowledge, no Event of Default having occurred which is continuing;

(b) the Collateral Manager certifying that, in its reasonable business judgment, such security constitutes a Defaulted Obligation; and

(c) the Collateral Manager using reasonable efforts to purchase (on behalf of the Issuer) Substitute Collateral Debt Obligations out of the Sale Proceeds of such Defaulted Obligation within 180 Business Days of receipt of such Sale Proceeds.

In the event an Asset Swap Transaction terminates following the occurrence of a credit event thereunder, the applicable Restricted Currency Collateral Debt Obligation shall constitute a "Defaulted Obligation" for the purposes of the restrictions on the sale of Collateral Debt Obligations specified in the Collateral Management Agreement and shall be deemed to have been sold upon receipt of the termination payments payable under the related Asset Swap Transaction.

Terms and Conditions applicable to the Sale of Exchanged Equity Securities

Any Exchanged Equity Security may be sold at any time following receipt thereof.

In addition, any Exchanged Equity Security that constitutes Margin Stock shall be sold as soon as practicable.

Discretionary Sales during the Reinvestment Period

During the Reinvestment Period only, the Issuer or the Collateral Manager (acting on behalf of the Issuer) may dispose of any Collateral Debt Obligation (other than a Credit Improved Obligation, a Credit Impaired Obligation, a Defaulted Obligation or an Exchanged Equity Security, each of which may only be sold in the circumstances provided above) and reinvest the Sale Proceeds thereof in one or more Substitute Collateral Debt Obligations, subject to:

(a) no Event of Default having occurred which is continuing;

(b) the Initial Ratings assigned by Moody's to the Class A Notes not having been reduced by one or more rating sub-categories or withdrawn and the Initial Ratings assigned by Moody's to any of the other Rated Notes not having been reduced by two or more rating sub-categories or withdrawn, provided that this condition may be disapplied by the Controlling Class acting by Ordinary Resolution;

(c) the Collateral Manager certifying that, in its reasonable business judgment:

    (i) the Sale Proceeds thereof may be reinvested in one or more Substitute Collateral Debt Obligations within 20 Business Days of receipt of such Sale Proceeds; and

    (ii) after giving effect to such sale and purchase, the Reinvestment Criteria will be met; and

(d) the Collateral Administrator confirming that the aggregate of the Principal Balances of Collateral Debt Obligations sold during the period from (and including) the Closing Date to (but excluding) the second Payment Date following the Closing Date or, thereafter, during each successive rolling twelve month period from (and including) the 28th day of each month after the Closing Date to (but excluding) the succeeding anniversary of such date, does not exceed 20 per cent. of the Aggregate Collateral Balance, measured as at the beginning of each such twelve month period (or, in the case of the first such period, the Closing Date).

Sale of Collateral Prior to Maturity Date

In the event of any redemption of the Notes in whole prior to the Maturity Date, or upon receipt of notification from the Trustee of the enforcement of the security over the Collateral or the purchase of the Notes of any Class by the Issuer, the Collateral Manager (acting on behalf of the Issuer) will (at the direction of the Trustee following the enforcement of such security), as far as practicable, arrange for liquidation of the Collateral in order to procure that the proceeds thereof are in immediately available funds by the Business Day prior to the applicable Redemption Date or date of purchase and sell all or part of the Portfolio, as applicable, without regard to the limitations set out in the Collateral Management Agreement, subject always to any limitations or restrictions set out in the Conditions of the Notes and the Trust Deed.

Reinvestment of Collateral Debt Obligations

During the Reinvestment Period

During the Reinvestment Period, the Collateral Manager (acting on behalf of the Issuer) shall use its reasonable efforts to reinvest all Principal Proceeds in the purchase of Substitute Collateral Debt Obligations satisfying the Eligibility Criteria provided that immediately after

each such purchase, the criteria set out below (which, for the avoidance of doubt, shall apply only after the Effective Date) (the "**Reinvestment Criteria**") must be satisfied:

(a) to the Collateral Manager's knowledge, no Event of Default has occurred that is continuing at the time of such purchase;

(b) the Collateral Quality Tests are satisfied or, if any test was not satisfied, it is no lower than immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation the Principal Proceeds of which are being reinvested, save that this paragraph (b) shall not apply in respect of the CDO Monitor Test in the case of the reinvestment of Sale Proceeds from Credit Impaired Obligations;

(c) the Portfolio Profile Tests are satisfied or, if any such limitation is not satisfied, in the case of each limitation (i) in respect of which an upper limit is applicable, the relevant concentration is no greater, and (ii) in respect of which a lower limit is applicable, the relevant concentration is no lesser, after giving effect to such reinvestment than it was immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation the Principal Proceeds of which are being reinvested;

(d) the Coverage Tests are satisfied or if (other than with respect to the reinvestment of any proceeds received upon the sale of, or as a recovery on, any Defaulted Obligation) as calculated immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation the Principal Proceeds of which are being reinvested, any Coverage Test was not satisfied, the coverage ratio relating to such test will be at least as close to being satisfied after giving effect to such reinvestment than it was immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation;

(e) (i) in the case of additional Collateral Debt Obligations purchased with the Sale Proceeds of a Defaulted Obligation, immediately following such purchase either:

(A) both of (i) the Class E Par Value Ratio and (ii) the Class E Par Value Ratio calculated using the principal amount outstanding of the Class E Notes as of the Effective Date, are each greater than 108.28 per cent.; or

(B) the Aggregate Principal Balance of all additional Collateral Debt Obligations purchased with such Sale Proceeds is at least equal to the Sale Proceeds from such sale,

provided that the Collateral Manager, acting on behalf of the Issuer, may in its discretion at any time, instead direct that such proceeds be paid into the Principal Accounts and disbursed in accordance with the Priorities of Payment on the next Payment Date (provided that at paragraph (B)(i) of the Principal Proceeds Priority of Payments such funds shall be applied only in redemption of the Notes in accordance with the Note Payment Sequence);

(ii) in the case of additional Collateral Debt Obligations purchased with the Sale Proceeds of a Credit Impaired Obligation, immediately following such purchase, either:

(A) the Aggregate Principal Balance of all additional Collateral Debt Obligations purchased with such Sale Proceeds is at least equal to the Sale Proceeds from such sale; or

(B) both of (i) the Class E Par Value Ratio and (ii) the Class E Par Value Ratio calculated using the principal amount outstanding of the

Class E Notes as of the Effective Date, are each greater than 108.28 per cent.; and

(iii) in the case of any purchase of additional Collateral Debt Obligations other than in (i) or (ii) above, either:

(A) the Aggregate Principal Balance of all additional Collateral Debt Obligations purchased with such Sale Proceeds is equal to or greater than the Aggregate Principal Balance of the Collateral Debt Obligations sold; or

(B) both of (i) the Class E Par Value Ratio and (ii) the Class E Par Value Ratio calculated using the principal amount outstanding of the Class E Notes as of the Effective Date, are each greater than 108.28 per cent.; and

The Reinvestment Criteria must also be satisfied, or if any test was not satisfied, be no further from being satisfied, immediately following the cancellation of an Offsetting Credit Default Swap without the sale of the underlying related Collateral Debt Obligation in the case of an Offsetting Credit Default Swap.

Following the Expiry of the Reinvestment Period

Following the expiry of the Reinvestment Period, Unscheduled Principal Proceeds, and the Sale Proceeds from the sale of Credit Improved Obligations and Credit Impaired Obligations, only, may be reinvested by the Collateral Manager (acting on behalf of the Issuer) in one or more Substitute Collateral Debt Obligations satisfying the Eligibility Criteria, in each case provided that:

(a) to the Collateral Manager's knowledge, no Event of Default has occurred that is continuing at the time of such reinvestment;

(b) the Collateral Quality Tests are satisfied or, if any test was not satisfied, it is no lower than immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation the Principal Proceeds of which are being reinvested, save that this paragraph (b) shall not apply in respect of the CDO Monitor Test in the case of the reinvestment of Sale Proceeds from Credit Impaired Obligations;

(c) the Portfolio Profile Tests are satisfied or, if any such limitation is not satisfied, in the case of each limitation (i) in respect of which an upper limit is applicable, the relevant concentration is no greater, and (ii) in respect of which a lower limit is applicable, the relevant concentration is no lesser, after giving effect to such reinvestment than it was immediately prior to sale or prepayment (in whole or in part) of the relevant Collateral Debt Obligation the Principal Proceeds of which are being reinvested;

(d) the Aggregate Principal Balance of the Collateral Debt Obligations is maintained or increased or, in the case of the sale and reinvestment of the Sale Proceeds of Credit Impaired Obligations, the Aggregate Principal Balance of all additional Collateral Debt Obligations purchased with such Sale Proceeds is at least equal to the Sale Proceeds from such sale;

(e) the Coverage Tests are satisfied (both immediately before and immediately after such reinvestment);

(f) both of (i) the Class E Par Value Ratio and (ii) the Class E Par Value Ratio calculated using the principal amount outstanding of the Class E Notes as of the Effective Date, are each greater than 106.20 per cent.;

(g) (i) such Substitute Collateral Debt Obligation(s) have the same or a shorter Stated Maturity and the same or higher S&P rating or (ii) the scenario default rates calculated using the S&P CDO Evaluator are maintained or improved;

(h) not more than 7.50 per cent. of the Aggregate Collateral Balance consists of Collateral Debt Obligations having a Moody's Rating of "Caa1" or lower (both immediately before and immediately after such reinvestment);

(i) the Moody's Maximum Weighted Average Rating Factor Test is satisfied (both immediately before and immediately after such reinvestment); and

(j) neither of the following has occurred and is continuing:

(i) the rating by Moody's of the Class A Notes has been reduced by Moody's by at least one sub-category from the Initial Ratings or are withdrawn by Moody's; or

(ii) the ratings by Moody's of any of the Class B Notes, the Class C Notes, the Class D Notes or the Class E Notes have been reduced by Moody's by at least two sub-categories from the Initial Ratings or are withdrawn by Moody's.

Following the expiry of the Reinvestment Period, any Unscheduled Principal Proceeds and any Sale Proceeds from the sale of Credit Improved Obligations and Credit Impaired Obligations that have not been reinvested as provided above prior to the end of the Due Period in which such proceeds were received or if later, within 30 days of receipt shall be paid into the Principal Accounts and disbursed in accordance with the Principal Proceeds Priority of Payment on the next following Payment Date (subject as provided at the end of this paragraph), save that the Collateral Manager (acting on behalf of the Issuer) may in its discretion procure that Unscheduled Principal Proceeds and Sale Proceeds from the sale of any Credit Improved Obligations are paid into the Principal Accounts and designated for reinvestment in Substitute Collateral Debt Obligations, in which case such Principal Proceeds shall not be so disbursed in accordance with the Principal Proceeds Priority of Payments for so long as they remain so designated for reinvestment; provided that, in each case where any of the conditions in (a) through (j) (inclusive) above are not satisfied as of the relevant Payment Date, all such funds shall be paid into the Principal Accounts and disbursed in accordance with the Principal Proceeds Priority of Payments and at paragraph (C)(ii) thereof such funds shall be applied only in redemption of the Notes in accordance with the Note Payment Sequence.

Reinvestment Diversion Threshold

During the Reinvestment Period, in the event that, after giving effect to the payment of all amounts payable in respect of paragraphs (A) through (W) (inclusive) of the Interest Proceeds Priority of Payments on any Determination Date during such period, the Reinvestment Diversion Threshold has not been met, then on the related Payment Date Interest Proceeds shall be paid to the Principal Accounts for the acquisition of additional Collateral Debt Obligations in an amount equal to the lesser of (1) 25 per cent. of all remaining Interest Proceeds available for payment pursuant to paragraph (X) of the Interest Proceeds Priority of Payments and (2) the amount which would be sufficient to cause the Reinvestment Diversion Threshold to be met.

Designation for Reinvestment

After the expiry of the Reinvestment Period, the Collateral Manager shall, two Business Days prior to each Determination Date, notify the Issuer and the Collateral Administrator in writing of all Principal Proceeds which the Collateral Manager determines in its discretion (acting on behalf of the Issuer, and subject to the terms of Collateral Management Agreement as described above) shall remain designated for reinvestment on or after the following Payment Date, in which event such Principal

Proceeds shall not constitute Principal Proceeds which are to be paid into the Payment Account and disbursed on such Payment Date in accordance with the Priorities of Payment, provided that no such designation for reinvestment may continue in the event that any Coverage Test is not satisfied on the Determination Date applicable to any Payment Date falling at least 15 months after the date on which such Principal Proceeds were received and the Coverage Tests were not satisfied.

The Collateral Manager (acting on behalf of the Issuer) may direct that the proceeds of sale of any Collateral Debt Obligation which represents accrued interest be designated as Interest Proceeds and paid into the relevant Interest Account save for (i) Purchased Accrued Interest and (ii) any interest received in respect of any Mezzanine Obligation for so long as it is a Defaulted Deferring Mezzanine Obligation other than Defaulted Mezzanine Excess Amounts.

Accrued Interest

Amounts included in the purchase price of any Collateral Debt Obligation comprising accrued interest thereon may be paid from the Interest Accounts or the Principal Accounts or the Unused Proceeds Accounts at the discretion of the Collateral Manager (acting on behalf of the Issuer) but subject to the terms of the Collateral Management Agreement and Condition 3(j) (*Payments to and from the Accounts*). Notwithstanding the foregoing, in any Due Period, all payments of interest and proceeds of sale received during such Due Period in relation to any Collateral Debt Obligation, in each case, to the extent that such amounts represent accrued interest in respect of such Collateral Debt Obligation, which was purchased at the time of acquisition thereof with Principal Proceeds and/or principal amounts from the Unused Proceeds Principal Account (excluding any such accrued interest that is paid for out of the subscription proceeds of the Notes on the Closing Date) shall constitute "**Purchased Accrued Interest**" and shall be deposited into the Principal Accounts as Principal Proceeds.

Block Trades

The requirements described herein with respect to the Portfolio shall be deemed to be satisfied upon any sale and/or purchase of Collateral Debt Obligations on any day in the event that such Collateral Debt Obligations satisfy such requirements in aggregate rather than on an individual basis.

Eligible Investments

The Issuer or the Collateral Manager (acting on behalf of the Issuer) may from time to time purchase Eligible Investments out of the Balances standing to the credit of the Accounts, other than the Payment Account. For the avoidance of doubt, Eligible Investments may be sold by the Issuer or the Collateral Manager (acting on behalf of the Issuer) at any time.

Collateral Enhancement Obligations

The Issuer or the Collateral Manager (acting on behalf of the Issuer) may, from time to time, subject to the final paragraph below, purchase Collateral Enhancement Obligations independently or as part of a unit with the Collateral Debt Obligations being so purchased.

All funds required in respect of the purchase price of any Collateral Enhancement Obligations, and all funds required in respect of the exercise price of any rights or options thereunder, may only be paid out of the balance standing to the credit of the Collateral Enhancement Accounts at the relevant time. Pursuant to Condition 3(j)(xiii) (*Collateral Enhancement Accounts*), such Balance shall be comprised of all Collateral Enhancement Obligation Proceeds received by the Issuer, together with all other sums deposited therein from time to time which will comprise interest and/or principal payable in respect of the Class F Subordinated Notes which the Collateral Manager, acting on behalf of the Issuer, determines shall be paid into the Collateral Enhancement Accounts pursuant to the Priorities of Payment rather than being paid to the Class F Subordinated Noteholders. In addition, if the amount standing to the credit of the Collateral Enhancement Accounts at the relevant time is not sufficient to fund a purchase or exercise (as applicable) of one or more Collateral Enhancement Obligations, the Collateral Manager (acting on behalf of the Issuer) may, at its discretion, arrange for the payment of

any such shortfall by (i) requesting (on behalf of the Issuer) that funds be paid out of the Interest Accounts to the Collateral Enhancement Accounts for this purpose on the terms and subject to the limits set out in Condition 3(j) (*Payments to and from Accounts*) and/or (ii) arranging (on behalf of the Issuer) for the drawdown of funds for this purpose from the Liquidity Facility on the terms and subject to the limits set out in the Liquidity Facility Agreement.

Collateral Enhancement Obligations may be sold at any time.

Collateral Enhancement Obligations and any income or return generated thereby are not taken into account for the purposes of determining satisfaction of, or required to satisfy, any of the Coverage Tests, Portfolio Profile Tests or Collateral Quality Tests.

Current Pay Obligation

The Collateral Manager may, at any time with notice to the Collateral Administrator, reclassify a Collateral Debt Obligation which becomes a Defaulted Obligation as a Current Pay Obligation, if it (i) meets the definition of Current Pay Obligation and (ii) following such reclassification, the Aggregate Principal Balance of Current Pay Obligations is not more than 5 per cent. of the Aggregate Collateral Balance. The Collateral Manager may, at any time with notice to the Collateral Administrator, classify a Current Pay Obligation as no longer being a Current Pay Obligation, which for the avoidance of doubt will result in such Collateral Debt Obligation becoming a Defaulted Obligation (unless such obligation has been cured of such default).

Margin Stock

The Collateral Management Agreement requires that the Collateral Manager, on behalf of the Issuer, will sell any Collateral Debt Obligation, Defaulted Equity Security or Collateral Enhancement Obligation which is or at any time becomes Margin Stock as soon as practicable following such event.

Non-Euro Obligations

The Collateral Management Agreement shall provide that the Collateral Manager may, on behalf of the Issuer, use Euro Principal Proceeds or Euro Drawings to acquire Euro Collateral Debt Obligations, use Sterling Principal Proceeds or Sterling Drawings to acquire Sterling Collateral Debt Obligations and use US Dollar Principal Proceeds or US Dollar Drawings to acquire US Dollar Collateral Debt Obligations.

In addition, the Collateral Manager shall be authorised to purchase, on behalf of the Issuer, Restricted Currency Collateral Debt Obligations from time to time provided that any such Restricted Currency Collateral Debt Obligations shall constitute a Collateral Debt Obligation that satisfies the Eligibility Criteria if (1) on or prior to the date of acquisition thereof, the Collateral Manager procures entry by the Issuer into an Asset Swap Transaction pursuant to which the currency risk arising from receipt of cash flows from such Restricted Currency Collateral Debt Obligations, including interest and principal payments, is hedged through the swapping of such flows for Euro payments to be made by an Asset Swap Counterparty, or (2) such Collateral Debt Obligation satisfies the criteria for Unhedged Collateral Debt Obligations as set out in the Collateral Management Agreement. The Collateral Manager shall be authorised to enter into spot forward exchange transactions, as necessary, to fund the Issuer's payment obligations under any Asset Swap Transaction. Rating Agency Confirmation shall be required in relation to entry into (a) each Asset Swap Transaction unless such Asset Swap Transaction is a Form-Approved Asset Swap and (b) each Revolving Obligation and Delayed Drawdown Collateral Debt Obligation which is a Non-Euro Obligation. See "*Hedging Arrangements*".

Synthetic Securities

The Issuer or the Collateral Manager, acting on behalf of the Issuer, may from time to time acquire Collateral Debt Obligations which are Synthetic Securities.

Characteristics of Synthetic Securities

A Synthetic Security is a security denominated in Euro (or in one of the predecessor currencies of those Member States which have adopted the Euro as their common currency), Sterling or US Dollars which may be a swap transaction, debt security or other investment purchased from or entered into by the Issuer with a Synthetic Counterparty, the return on which is linked to the credit of a Reference Obligation but which may provide for a different maturity, payment dates, interest rate, credit exposure or other credit or non-credit related characteristics than such Reference Obligation and excluding, for the avoidance of doubt, any Offsetting Credit Default Swap and any Credit Short Obligation.

The Synthetic Securities acquired by or on behalf of the Issuer may be one of the following:

(a) an Uncollateralised CLN; or

(b) a Collateralised Credit Default Swap; or

(c) a credit linked note issued by a special purpose vehicle or trust which is secured on, or has recourse to, collateral in a principal amount equal to the principal amount of such credit linked note (a "**Secured Credit Linked Note**");

in each case, principal payment in respect of which is linked to the credit of the issuer of a Reference Obligation (the "**Reference Entity**") and the value of such Reference Obligation following the occurrence of certain specified credit events in respect of such Reference Entity. The obligations deliverable under a Synthetic Security defined as "**Deliverable Obligations**" therein shall satisfy the Eligibility Criteria save for paragraph (d) thereto.

"**Uncollateralised CLN**" means a Synthetic Security that is a credit linked note issued by a corporate entity that: (i) is not a special purpose vehicle or a trust and (ii) has a short term senior unsecured debt rating of "P-1" by Moody's and "A-1+" by S&P and (iii) is not secured by any collateral.

The entry into, or acquisition of, any Synthetic Security will, save in the case of Form-Approved Synthetic Securities, be subject to receipt of Rating Agency Confirmation and subject to, at the time such Synthetic Security is acquired:

(a) the percentage of the Aggregate Collateral Balance (excluding Defaulted Obligations) that represents Uncollateralised CLNs issued by any individual Synthetic Counterparty when combined with the percentage of the Aggregate Collateral Balance (excluding Defaulted Obligations) that represents Participations entered into by the Issuer with such Synthetic Counterparty in its capacity as a Selling Institution not exceeding the individual and aggregate third party credit exposure limits set out in the Bivariate Risk Table determined by reference to the credit rating of such Synthetic Counterparty (or any guarantor thereof) (and taking the lowest rating assigned thereto by any Rating Agency); and

(b) the percentage of the Aggregate Collateral Balance that represents Uncollateralised CLNs and Participations entered into by the Issuer with Synthetic Counterparties, Offsetting Credit Default Swap Counterparties and Selling Institutions (or any guarantor thereof) having the same credit rating (taking the lowest rating assigned thereto by any Rating Agency) will not exceed the aggregate percentage set out in the Bivariate Risk Table set out in the Collateral Management Agreement (and replicated below) for such credit rating.

All references herein to the acquisition or purchase of Collateral Debt Obligations and Substitute Collateral Debt Obligations shall include provision by, or on behalf of, the issuer of Synthetic Collateral in respect of Synthetic Securities so purchased or acquired.

Each Synthetic Counterparty (in the case of a Synthetic Security which is a security) must have the regulatory capacity to enter into securities transactions with Irish residents.

Synthetic Collateral

As part of the acquisition of or entry into any Synthetic Security which is a Collateralised Credit Default Swap, the Issuer or the Collateral Manager, acting on the Issuer's behalf, shall be required to either (i) provide Synthetic Collateral, the principal amount of which is not less than 100 per cent. of the maximum liability of the Issuer under such credit swap transaction, to the applicable Synthetic Counterparty which it will deposit in the relevant Synthetic Collateral Account as security for its payment obligations to the Synthetic Counterparty under such Synthetic Security or (ii) designate under the Class A-1 VF Notes an amount required to cover the full amount of such unfunded liability of any Synthetic Security (taking into account any Synthetic Collateral related to such Synthetic Security). Subject as provided below, the Issuer may purchase such Synthetic Collateral notwithstanding that it may not satisfy the Eligibility Criteria (provided that such Synthetic Collateral may not include Margin Stock). For the purposes of the Collateral Management Agreement, the purchase price of any Collateral Debt Obligation that is a Synthetic Security shall include the principal amount of any Synthetic Collateral required to be so posted. The Issuer shall grant a first security interest in such Synthetic Collateral to the Trustee for the benefit of the Secured Parties subject to any rights and prior security interest of any Synthetic Counterparty in such Synthetic Collateral. Synthetic Collateral (or any amount received upon liquidation thereof) which ceases to be subject to the first priority security interest of a Synthetic Counterparty upon expiration, redemption, termination or sale of a Synthetic Security shall be deemed to constitute:

(a) Sale Proceeds in the event that the Synthetic Security was sold, assigned or terminated at the option of the Issuer or the Collateral Manager, acting on its behalf; or

(b) Unscheduled Principal Proceeds in the event that the Synthetic Security was subject to an early termination other than by the Issuer or the Collateral Manager, acting on its behalf; or

(c) Scheduled Principal Proceeds in the event that the Synthetic Security expires at its scheduled maturity; or

(d) interest received on the Synthetic Collateral that shall constitute Interest Proceeds and shall be payable into the relevant Interest Account.

Upon any release of Synthetic Collateral from the first priority security interest in favour of the applicable Synthetic Counterparty upon termination or sale of such Synthetic Security or otherwise, such Synthetic Collateral will (a) if in the form of cash, be deposited in the Principal Accounts or (b) if in the form of securities:

(i) to the extent that it satisfies the Eligibility Criteria and its retention does not cause any of the Portfolio Profile Tests to be in breach (or if in breach immediately prior thereto, would not cause any such test to be in breach to a greater extent), at the discretion of the Collateral Manager, be retained and shall constitute a Collateral Debt Obligation; or

(ii) in all other circumstances be sold as soon as reasonably practicable.

For the purposes of the Coverage Tests, the Collateral Quality Tests (other than the Moody's Minimum Diversity Test, the Moody's Maximum Weighted Average Rating Factor Test, the Moody's Minimum Weighted Average Recovery Rate Test and the S&P Minimum Weighted Average Recovery Rate Test) and the Portfolio Profile Tests, a Synthetic Security shall be included as a Collateral Debt Obligation having the relevant characteristics of the Synthetic Security and not of the related Reference Obligation.

For the purposes of the Moody's Minimum Diversity Test, the Moody's Maximum Weighted Average Rating Factor Test, the Moody's Minimum Weighted Average Recovery Rate Test and the S&P Minimum Weighted Average Recovery Rate Test, (i) a Synthetic Security which is a Form-Approved Synthetic Security shall be included as a Collateral Debt Obligation having the relevant characteristics of the related Reference Obligation (and not of the Synthetic Security) and

(ii) a Synthetic Security which is not a Form-Approved Synthetic Security shall be included as a Collateral Debt Obligation having the relevant characteristics of the related Synthetic Security.

The interest rate or coupon of a Collateralised Credit Default Swap shall be a fraction, expressed as a percentage and annualised, the numerator of which is the current stated periodic payment of interest or premium scheduled to be received by the Issuer from the related Synthetic Counterparty, together with any interest accruing on any Synthetic Collateral (to the extent payable to the Issuer) and the denominator of which is the aggregate of the notional balance of such Synthetic Security and (except where any interest accruing on any related Synthetic Collateral is not payable to the Issuer) the principal amount of any related Synthetic Collateral. The interest rate or coupon payable on such Synthetic Collateral shall constitute the floating rate by reference to which the coupon payable on such Synthetic Collateral is determined and the premium or interest payable under the related credit default swap shall constitute the margin over such "floating rate".

Sterling Collateral Debt Obligations

The Collateral Manager, acting on behalf of the Issuer, may from time to time acquire Collateral Debt Obligations which are denominated in Sterling (each a Sterling Collateral Debt Obligation).

In determining the Coverage Tests and Collateral Quality Tests, the outstanding Sterling principal or interest amount in respect of a Sterling Collateral Debt Obligation will be converted into Euro at the rate given in the applicable Asset Swap Transaction or if there is no applicable Asset Swap Transaction at the Spot Rate.

US Dollar Collateral Debt Obligations

The Collateral Manager, acting on behalf of the Issuer, may from time to time acquire Collateral Debt Obligations which are denominated in US Dollars (each a US Dollar Collateral Debt Obligation).

In determining the Coverage Tests and Collateral Quality Tests, the outstanding US Dollar principal or interest amount in respect of a US Dollar Collateral Debt Obligation will be converted into Euro at the rate given in the applicable Asset Swap Transaction or if there is no applicable Asset Swap Transaction at the Spot Rate.

Revolving Obligations and Delayed Drawdown Collateral Debt Obligations

The Issuer, or the Collateral Manager acting on its behalf, may acquire Collateral Debt Obligations which are Revolving Obligations or Delayed Drawdown Collateral Debt Obligations from time to time.

Such Revolving Obligations and Delayed Drawdown Collateral Debt Obligations may only be acquired if they are capable of being drawn in a single currency only (being one of Euros, U.S. Dollars or Sterling) and are not payable in or convertible into another currency, save to the extent otherwise agreed by each of the Rating Agencies.

Each Revolving Obligation and Delayed Drawdown Collateral Debt Obligation will, pursuant to its terms, require the Issuer to make one or more future advances or other extensions of credit (including extensions of credit made on an unfunded basis pursuant to which the Issuer may be required to reimburse the provider of a guarantee or other ancillary facilities made available to the obligor thereof in the event of any default by the obligor thereof in respect of its reimbursement obligations in connection therewith). Such Revolving Obligations and Delayed Drawdown Collateral Debt Obligations may or may not provide that amounts may be repaid and reborrowed from time to time by the Obligor thereunder. Upon acquisition of any Revolving Obligations and Delayed Drawdown Collateral Debt Obligations, the Issuer shall (i) deposit into the Revolving Reserve Accounts and shall maintain from time to time in the Revolving Reserve Accounts amounts equal to the combined aggregate principal amounts of the Unfunded Amounts under each of the Revolving Obligations and Delayed Drawdown Collateral Debt Obligations of each Base Currency or (ii) designate under the Class A-1 VF Notes an amount required to cover the full amount of such Unfunded Amounts. To the

extent required and provided Rating Agency Confirmation is obtained, the Issuer, or the Collateral Manager acting on its behalf, may direct that amounts standing to the credit of the Revolving Reserve Accounts be deposited with a third party from time to time as collateral for any reimbursement or indemnification obligations owed by the Issuer to any other lender in connection with a Revolving Obligation or a Delayed Drawdown Collateral Debt Obligation and upon receipt of an Issuer Order (as defined in the Collateral Management Agreement), the Trustee shall release such amounts from the security granted thereover pursuant to the Trust Deed.

The Issuer shall be required to enter into an Asset Swap Transaction in respect of each Revolving Obligation and Delayed Drawdown Collateral Debt Obligation which is a Non-Euro Obligation. Each such Asset Swap Transaction shall be entered into in respect of the full Principal Balance of such Revolving Obligation and Delayed Drawdown Collateral Debt Obligation (including any Unfunded Amount thereof) and the interim payments payable thereunder shall, pursuant to the terms of such Asset Swap Transaction, be subject to amendment on an ongoing basis to reflect changes in the amount of coupon and/or commitment fees receivable by the Issuer in respect of such Revolving Obligation or Delayed Drawdown Collateral Debt Obligation from time to time as amounts are drawn down thereunder.

Deliverable Obligations

In the event that any Deliverable Obligations are received, the Collateral Manager, acting on behalf of the Issuer:

(a) may, to the extent that such obligations satisfy the Eligibility Criteria, designate such Deliverable Obligations as Collateral Debt Obligations; or

(b) shall, in all other circumstances, sell or procure the sale thereof as soon as reasonably practicable provided, however, that the Issuer shall not accept receipt of any Deliverable Obligations the purchase of which would cause the Issuer to breach applicable selling or transfer restrictions or Irish laws applicable to the offering of securities or of collective investment schemes.

Credit Short Obligations

The Issuer may from time to time enter into a credit default swap transaction with a Credit Short Obligation Counterparty having a stated notional amount under which the Issuer is the purchaser of credit protection and with a term ending no later than the Maturity Date; provided that (i) either the terms thereof provide for the Issuer to be able to elect for either cash or physical settlement on or after the occurrence of a credit event in relation to the relevant Reference Obligation or, if the Issuer elects for physical settlement at the date it enters into the Credit Short Obligation, it credits an amount equal to the notional amount of such Credit Short Obligation to the Collateral Enhancement Accounts to permit the purchase of the Deliverable Obligations relating to the Credit Short Obligation if a credit event were to occur in relation to the Reference Obligation, provided that (a) such amount credited to the Collateral Enhancement Accounts shall not be used for any other purpose and (b) on the settlement date of the Credit Short Obligation no more than such amount equal to the notional amount may be used to purchase the Deliverable Obligations relating to such Credit Short Obligation, (ii) the obligor of the Reference Obligation is organised in a country rated at least "P-1" by Moody's and "A-1" by S&P and (iii) Rating Agency Confirmation has been obtained; provided that if the proposed Credit Short Obligation is a Form-Approved Credit Short Obligation, Rating Agency Confirmation shall be deemed to have been satisfied when the Issuer provides a copy of the documentation to the Rating Agencies (a "**Credit Short Obligation**").

The Issuer shall not acquire any Credit Short Obligation unless (i) after giving effect to such acquisition, the Coverage Tests are satisfied, (ii) the Minimum Weighted Average Spread Test, the S&P CDO Monitor Test and the Maximum Moody's Rating Factor Test are satisfied and (iii) after the following calculation (x) minus (y) is greater than zero, where (x) is:

(1) the current Weighted Average Floating Spread minus the Minimum Weighted Average Spread

(2) multiplied by the Aggregate Principal Balance of all Collateral Debt Obligations

(3) multiplied by (1- the Class A Scenario Default Rate)

(4) multiplied by the Portfolio Weighted Average Life,

and (y) is the sum of all future premia that will be due under any Credit Short Obligations after taking into account the Credit Short Obligation due to be entered into.

After the occurrence of a credit event in relation to a Credit Short Obligation, the Collateral Manager on behalf of the Issuer may only elect for physical settlement if at the time of its election:

(a) it has determined that the Issuer has deposited or that there are sufficient funds standing to the credit of the Collateral Enhancement Accounts to fund the purchase of the relevant Deliverable Obligations and that it will be able to obtain such Deliverable Obligations; and

(b) the Interest Coverage Tests would be satisfied.

The Issuer may sell, assign or terminate a Credit Short Obligation on any Business Day. In the event that the applicable Credit Short Obligation is terminated by agreement between the two parties thereto, any amount payable by the Issuer to the applicable Credit Short Obligation Counterparty upon such termination shall be paid, at the discretion of the Collateral Manager (which shall not be called into question as a result of subsequent events) acting on behalf of the Issuer, out of amounts standing to credit of the Interest Accounts or pursuant to the Interest Proceeds Priority of Payments (provided that the Interest Coverage Tests and the Collateral Quality Tests are satisfied) and out of amounts standing to the credit of the Principal Accounts or pursuant to the Principal Proceeds Priority of Payment (provided that the Par Value Tests and the Collateral Quality Tests are satisfied).

For the avoidance of doubt Credit Short Obligations do not include Offsetting Credit Default Swaps.

Participations

The Issuer or the Collateral Manager, acting on behalf of the Issuer, may from time to time acquire Collateral Debt Obligations from Selling Institutions by way of Participation provided that at the time such Participation is acquired:

(a) the percentage of the Aggregate Collateral Balance that represents Participations entered into by the Issuer with a single Selling Institution, when combined with the percentage of the Aggregate Collateral Balance that represents Uncollateralised CLNs entered into by the Issuer with such Selling Institution will not exceed the individual and aggregate percentages set out in the Bivariate Risk Table determined by reference to the credit rating of such Selling Institution (or any guarantor thereof); and

(b) the percentage of the Aggregate Collateral Balance that represents Participations entered into by the Issuer with Selling Institutions (or any guarantor thereof) and that represents Uncollateralised CLNs entered into with Synthetic Counterparties, each having the same credit rating (taking the lowest rating assigned thereto by any Rating Agency), will not exceed the aggregate third party credit exposure limit set out in the Bivariate Risk Table for such credit rating,

and for the purpose of determining the foregoing, account shall be taken of each sub participation from which the Issuer, directly or indirectly derives its interest in the relevant Collateral Debt Obligation.

Assignments

The Issuer or the Collateral Manager, acting on behalf of the Issuer, may from time to time acquire Collateral Debt Obligations from Selling Institutions by way of Assignment provided that at the time such Assignment is acquired the Issuer or the Collateral Manager (acting on behalf of the Issuer) shall have complied, to the extent within their control, with any requirements relating to such Assignment set out in the relevant loan documentation for such Collateral Debt Obligation (including, without limitation, with respect to the form of such Assignment and obtaining the consent of any person specified in the relevant loan documentation).

Bivariate Risk Table

The following is the bivariate risk table (the "**Bivariate Risk Table**") and as referred to in "*Portfolio Profile Tests*" and "*Offsetting Credit Default Swaps*" below and "*Characteristics of Synthetic Securities*", and "*Participations*" above.

Bivariate Risk Table

Long Term Senior Unsecured Debt Rating of Selling Institution/ Synthetic Counterparty/ Offsetting Credit Default Swaps*	Long Term Senior Unsecured Debt Rating of Selling Institution/ Synthetic Counterparty/ Offsetting Credit Default Swaps*	Individual Third Party Credit Exposure Limit**	Aggregate Third Party Credit Exposure Limit**
Moody's	**S&P**		
Aaa	AAA	20%	N/A
Aa1	AA+	10%	20%
Aa2	AA	10%	20%
Aa3	AA-	10%	15%
A1	A+	5%	15%
A2	A	5%	10%

* Synthetic Counterparties of Uncollateralised CLNs only.

** As a percentage of the Aggregate Collateral Balance (excluding Defaulted Obligations) and in respect of the Aggregate Third Party Credit Exposure Limit, such limit shall be determined by reference to the aggregate third party credit exposure of all such counterparties which share the same or lower rating level, as indicated in the Bivariate Risk Table.

Portfolio Profile Tests and Collateral Quality Tests

Measurement of Tests

The Portfolio Profile Tests and the Collateral Quality Tests will be used primarily as the criteria for purchasing Collateral Debt Obligations. The Collateral Administrator will measure the Portfolio Profile Tests and the Collateral Quality Tests on each Measurement Date (save as otherwise provided herein).

The Portfolio Profile Tests and the Collateral Quality Tests must be satisfied after giving effect to the purchase of any Substitute Collateral Debt Obligation after the Effective Date or, if not satisfied prior to such purchase, the relevant thresholds and amounts calculated pursuant thereto must be maintained or improved after giving effect to such purchase. See "*Reinvestment of Collateral Debt Obligations*" above.

Notwithstanding the foregoing, the failure of the Portfolio to meet the requirements of the Portfolio Profile Tests at any time shall not prevent any obligation which would otherwise be a Collateral Debt Obligation from being a Collateral Debt Obligation.

The Interim Ramp Up Tests

The Collateral Manager will use all reasonable endeavours to procure that, on the Interim Ramp Up Test Date, those Collateral Debt Obligations held or committed to be purchased, satisfy the Interim Ramp Up Tests.

The Interim Ramp Up Tests are as follows:

(a) the Interim Ramp Up Test Amount;

(b) the Interim Moody's Maximum Rating Factor Test;

(c) the Interim Moody's Diversity Test; and

(d) the Interim Weighted Average Spread Test.

For the purposes of the Interim Ramp Up Tests:

"**Interim Moody's Diversity Test**" means the test that is satisfied as at the Interim Ramp Up Test Date if the Diversity Score equals or exceeds 37.

"**Interim Moody's Maximum Rating Factor Test**" means the test that is satisfied as at the Interim Ramp Up Test Date if the Moody's Weighted Average Rating is not more than 2720.

"**Interim Ramp Up Amount Test**" means the test that is satisfied as at the Interim Ramp Up Test Date if the Issuer, or the Collateral Manager acting on its behalf, will have purchased or entered into agreements to purchase Collateral Debt Obligations identified by the Collateral Manager, the Aggregate Principal Balance of which is equal to approximately 70 per cent. of the sum of the Target Par Amount (provided that, for the purposes of determining the Aggregate Principal Balance as provided above, any repayments or prepayments of Collateral Debt Obligations subsequent to the Closing Date shall be disregarded and the Principal Balance of a Collateral Debt Obligation which is a Defaulted Obligation will be the lower of its S&P Collateral Value and its Moody's Collateral Value).

"**Interim Weighted Average Spread Test**" means the test that is satisfied as at the Interim Ramp Up Test Date if the Weighted Average Spread equals or exceeds 2.39 per cent.

Portfolio Profile Tests

(a) Mezzanine Obligations must comprise not more than 25 per cent. of the Aggregate Collateral Balance;

(b) at least 75 per cent. of the Aggregate Collateral Balance must consist of Secured Senior Loans (which term, for the purposes of this paragraph (b), shall comprise the aggregate of the Aggregate Principal Balance of the Secured Senior Loans and the Balances standing to the credit of the Principal Accounts and the Unused Proceeds Accounts, in each case as at the relevant Measurement Date);

(c) with respect to Senior Loans, not more than 3 per cent. of the Aggregate Collateral Balance may be the obligation of any single Obligor thereunder;

(d) with respect to Mezzanine Obligations, not more than 2 per cent. of the Aggregate Collateral Balance may be the obligation of any single Obligor thereunder;

(e) not more than 1.5 per cent. of High Yield Bonds may be the obligation of any single Obligor;

(f) not more than 3 per cent. of Senior Loans, Mezzanine Obligations and High Yield Bonds may be the obligation of any single Obligor;

(g) not more than 30 per cent. of the Aggregate Collateral Balance may consist of Participations;

(h) not more than 15 per cent. of the Aggregate Collateral Balance may consist of Synthetic Securities;

(i) not more than 35 per cent. of the Aggregate Collateral Balance may consist of Participations and Synthetic Securities;

(j) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Collateral Debt Obligations that are Fixed Rate Collateral Debt Obligations unless Rating Agency Confirmation has been obtained, in which case not more than 10 per cent.;

(k) not less than 95 per cent. of the Aggregate Collateral Balance (unless Rating Agency Confirmation has been obtained, in which case not less than 90 per cent.) may consist of Collateral Debt Obligations that are Floating Rate Collateral Debt Obligations (which term, for the purposes of this paragraph (k), shall comprise the aggregate of the Aggregate Principal Balance of the Floating Rate Collateral Debt Obligations and the Balances standing to the credit of the Principal Accounts and the Unused Proceeds Accounts, in each case as at the relevant Measurement Date);

(l) not more than 10 per cent. of the Aggregate Collateral Balance may consist of High Yield Bonds;

(m) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Senior Loans which are Unsecured Senior Loans;

(n) not more than 30 per cent. of the Aggregate Collateral Balance may consist of Non-Euro Obligations;

(o) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Collateral Debt Obligations that pay interest less frequently than semi-annually;

(p) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Unfunded Amounts and Funded Amounts under Revolving Obligations and/or Delayed Drawdown Collateral Debt Obligations;

(q) the limits specified in the Bivariate Risk Table determined by reference to the Moody's Ratings and S&P Ratings of Selling Institutions, Synthetic Counterparties and Offsetting Credit Default Swap Counterparties are not exceeded;

(r) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Structured Finance Securities;

(s) not more than 5 per cent. of the Aggregate Collateral Balance may consist of PIK Securities;

(t) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Current Pay Obligations;

(u) the aggregate notional amount under all Credit Short Obligations shall not exceed 10 per cent. of the Aggregate Collateral Balance;

(v) not more than 5 per cent. of the Aggregate Collateral Balance may consist of CCC Obligations, excluding Defaulted Obligations; and

(w) not more than 5 per cent. of the Aggregate Collateral Balance may consist of Unhedged Collateral Debt Obligations.

The percentage requirements applicable to different types of Collateral Debt Obligations specified in the Portfolio Profile Tests shall be determined by reference to the Aggregate Principal Balance of such type of Collateral Debt Obligations, excluding Defaulted Obligations.

Obligations which are to constitute Collateral Debt Obligations in respect of which the Issuer has entered into a binding commitment to purchase but which have not yet settled shall be included as Collateral Debt Obligations in the calculation of the Portfolio Profile Tests at any time as if such purchase had been completed.

For the purposes of the Portfolio Profile Tests:

"**Fixed Rate Collateral Debt Obligation**" means a Collateral Debt Obligation, the interest or coupon payable in respect of which is calculated by reference to a fixed rate and for the avoidance of doubt shall exclude any Collateralised Credit Default Swaps; and

"**Floating Rate Collateral Debt Obligation**" means a Collateral Debt Obligation, the interest or coupon payable in respect of which is calculated by reference to a floating rate or index and shall include any Collateralised Credit Default Swaps.

Collateral Quality Tests

The Collateral Quality Tests will consist of each of the following:

(a) so long as any Notes rated by S&P are Outstanding:

(i) as of the Effective Date and until the end of the Reinvestment Period, the CDO Monitor Test; and

(ii) the S&P Minimum Weighted Average Recovery Rate Test;

(b) so long as any Notes rated by Moody's are Outstanding:

(i) the Moody's Minimum Diversity Test;

(ii) the Moody's Maximum Weighted Average Rating Factor Test; and

(iii) the Moody's Minimum Weighted Average Recovery Rate Test; and

(c) so long as any Notes are Outstanding:

(i) the Minimum Weighted Average Spread Test; and

(ii) the Weighted Average Maturity Test,

each as defined in the Collateral Management Agreement and as set out herein.

S&P Tests Matrix

Subject to the provisions below, on and after the Effective Date, the Collateral Manager, acting on behalf of the Issuer, will have the option to elect which of the cases (the "**S&P Break-even Rate Cases**") set out in the matrix below (the "**S&P Tests Matrix**") shall be applicable for purposes of the S&P Minimum Weighted Average Recovery Rate Test and the Minimum Weighted Average Spread Test and based on the selection of the Collateral Manager (on behalf of the Issuer), S&P will provide the Collateral Manager (on behalf of the Issuer) on the Effective Date, and from time to time thereafter until the end of the Reinvestment Period, with the applicable CDO Monitor in connection with the CDO Monitor Test.

For any given case:

(a) the applicable recovery rates for performing the S&P Minimum Weighted Average Recovery Rate Test will be in the applicable row and columns of the "S&P Tests Recovery Matrix" for the applicable Recovery Scenario that is associated with the elected case as per the S&P Tests Matrix.

(b) the applicable row for determining the Minimum Weighted Average Spread will be the row in which the elected case is set out.

On the Effective Date, the Collateral Manager, acting on behalf of the Issuer, will be required to elect which S&P Break-even Rate Case shall apply initially. Thereafter, on five Business Days' notice to the Issuer, the Trustee, the Collateral Administrator and S&P, the Collateral Manager (on behalf of the Issuer) may elect to have a different S&P Break-even Rate Case apply, provided that the S&P Minimum Weighted Average Recovery Rate Test and the Minimum Weighted Average Spread Test applicable to the S&P Break-even Rate Case to which the Collateral Manager (on behalf of the Issuer) desires to change are satisfied (and, in relation to the Minimum Weighted Average Spread Test, taking into account the case that the Collateral Manager (on behalf of the Issuer) has elected to apply under the Moody's Tests Matrix). In no event will the Issuer or the Collateral Manager (on behalf of the Issuer) be obliged to elect to have a different S&P Break-even Rate Case apply.

S&P Tests Matrix

Where the Minimum Weighted Average Additional PIK Interest is 0%

S&P Break-even Rate Case		**S&P Minimum Weighted Average Recovery Rate**				
		Recovery Scenario 1	**Recovery Scenario 2**	**Recovery Scenario 3**	**Recovery Scenario 4**	**Recovery Scenario 5**
Minimum Weighted Average Spread	2.05%	1	2	3	4	5
	2.25%	6	7	8	9	10
	2.45%	11	12	13	14	15
	2.65%	16	17	18	19	20
	2.85%	21	22	23	24	25
	3.05%	26	27	28	29	30

Where the Minimum Weighted Average Additional PIK Interest is 0.0875%

S&P Break-even Rate Case		**S&P Minimum Weighted Average Recovery Rate**				
		Recovery Scenario 6	**Recovery Scenario 7**	**Recovery Scenario 8**	**Recovery Scenario 9**	**Recovery Scenario 10**
Minimum Weighted Average Spread	2.05%	31	32	33	34	35
	2.25%	36	37	38	39	40
	2.45%	41	42	43	44	45
	2.65%	46	47	48	49	50
	2.85%	51	52	53	54	55
	3.05%	56	57	58	59	60

Where the Minimum Weighted Average Additional PIK Interest is 0.175%

S&P Break-even Rate Case		**S&P Minimum Weighted Average Recovery Rate**				
		Recovery Scenario 11	**Recovery Scenario 12**	**Recovery Scenario 13**	**Recovery Scenario 14**	**Recovery Scenario 15**
Minimum Weighted Average Spread	2.05%	61	62	63	64	65
	2.25%	66	67	68	69	70
	2.45%	71	72	73	74	75
	2.65%	76	77	78	79	80
	2.85%	81	82	83	84	85
	3.05%	86	87	88	89	90

S&P Tests Recovery Matrix

Recovery Scenario	Class A	Class B	Class C	Class D	Class E
1	48.00%	51.80%	55.60%	57.40%	60.20%
2	50.00%	53.90%	57.80%	59.70%	62.60%
3	52.00%	56.00%	60.00%	62.00%	65.00%
4	54.00%	58.10%	62.20%	64.30%	67.40%
5	56.00%	60.20%	64.40%	66.60%	69.80%
6	46.80%	50.50%	54.10%	55.80%	58.50%
7	48.80%	52.60%	56.30%	58.10%	60.90%
8	50.80%	54.70%	58.50%	60.40%	63.30%
9	52.80%	56.80%	60.70%	62.70%	65.70%
10	54.80%	58.90%	62.90%	65.00%	68.10%
11	45.60%	49.20%	52.60%	54.30%	56.90%
12	47.60%	51.30%	54.80%	56.60%	59.30%
13	49.60%	53.40%	57.00%	58.90%	61.70%
14	51.60%	55.50%	59.20%	61.20%	64.10%
15	53.60%	57.60%	61.40%	63.50%	66.50%

Moody's Tests Matrices

Subject to the provisions provided below, on and after the Effective Date, the Collateral Manager (on behalf of the Issuer), will have the option to elect which of the cases set out in the tables set out below (the "**Moody's Tests Matrix**") shall be applicable for purposes of the Moody's Maximum Rating Factor Test, the Moody's Minimum Weighted Average Recovery Rate Test, the Moody's Minimum Diversity Test and the Minimum Weighted Average Spread Test. For any given case:

(a) the applicable value for performing the Moody's Minimum Diversity Test will be the applicable value in the heading of the Moody's Test Matrix in which the elected case is set out;

(b) the applicable value for determining the Minimum Weighted Average PIK Interest will be the applicable value in the heading of the Moody's Test Matrix in which the elected case is set out;

(c) the applicable value for performing the Moody's Minimum Weighted Average Recovery Rate Test will be the value in the applicable row and column in the applicable Moody's Test Matrix in which the elected case is set out;

(d) the applicable value for determining the Minimum Weighted Average Spread will be the value at the head of the applicable row in the applicable Moody's Test Matrix in which the elected case is set out; and

(e) the applicable value for performing the Moody's Maximum Rating Factor Test will be the value at the head of the applicable column in the applicable Moody's Test Matrix in which the elected case is set out.

On the Effective Date, the Collateral Manager will be required to elect which scenario and case shall apply initially. Thereafter, on ten Business Days' written notice to the Issuer, the Trustee, the Collateral Administrator and Moody's, the Collateral Manager may elect to have a different case apply, provided that the Moody's Minimum Diversity Test, the Moody's Maximum Weighted Average Rating Factor Test, the Moody's Minimum Weighted Average Recovery Rate Test and the Minimum Weighted Average Spread Test applicable to the case to which the Collateral Manager

wishes to change, are satisfied. The Collateral Manager may interpolate between two adjacent rows and/or two adjacent columns and/or two adjacent matrices within the same applicable scenario, on a straight-line basis and round the results to two decimal points. In no event will the Issuer or the Collateral Manager be obliged to elect to have a different case apply.

Until the Moody's Test Matrices are otherwise agreed as described below, the following tests shall apply:

(i) the Moody's Minimum Diversity Score in respect of the Moody's Minimum Diversity Test: 42;

(ii) the Moody's Minimum Weighted Average Recovery Rate in respect of the Moody's Minimum Weighted Average Recovery Rate Test: 57.8%;

(iii) the Minimum Weighted Average Spread in respect of the Minimum Weighted Average Spread Test: 2.65%; and

(iv) the Moody's Maximum Weighted Average Rating Factor in respect of the Moody's Maximum Weighted Average Rating Factor Test: 2475.

However, after the Closing Date, further cases will be added in order to fill out the Moody's Tests Matrices. The addition of each new case shall be subject to Rating Agency Confirmation by Moody's, and shall be added to the Moody's Tests Matrices included as a schedule to the Collateral Management Agreement. For the avoidance of doubt, such change to the Collateral Management Agreement (including any other change to the Moody's Tests Matrices) shall not be subject to the consent of the Noteholders (or any other party, save for the Collateral Manager and Issuer and subject to Rating Agency Confirmation from Moody's and consultation with the Collateral Administrator). The Moody's Tests Matrices will be set forth in the following form (following addition of various cases after the Closing Date, and subject to any changes in respect of which Rating Agency Confirmation is received from Moody's) in respect of a range of particular Moody's Minimum Weighted Average Recovery Rates:

Form of Moody's Tests Matrix

Where the Minimum Diversity Score is [•], and the Minimum Weighted Average Additional PIK Interest is [•]%

Minimum Weighted Average Recovery Rate		Maximum Weighted Average Rating Factor			
		[•]	[•]	[•]	[•]
Minimum Weighted Average Spread	[•]%	[•]	[•]	[•]	[•]
	[•]%	[•]	[•]	[•]	[•]
	[•]%	[•]	[•]	[•]	[•]
	[•]%	[•]	[•]	[•]	[•]
	[•]%	[•]	[•]	[•]	[•]
	[•]%	[•]	[•]	[•]	[•]

Interpolation Scheme

Moody's Minimum Weighted Average Recovery Rate in row r, column c and table $t = RR_{r,c,t}$

Moody's Minimum Weighted Average Recovery Rate in row $r + 1$ (adjacent to row r), column c and table $t = RR_{r+1,c,t}$

Moody's Minimum Weighted Average Recovery Rate in row r, column $c + 1$ (adjacent to column c) and table $t = RR_{r,c+1,t}$

Moody's Minimum Weighted Average Recovery Rate in row r, column c and table $t + 1$ (adjacent to table t) = $RR_{r,c,t+1}$

Minimum Weighted Average Floating Spread in row r and table t = $WAS_{r,t}$

Minimum Weighted Average Floating Spread in row $r + 1$ and table t = $WAS_{r+1,t}$

Moody's Maximum Weighted Average Rating Factor in column c and table t = $WARF_{c,t}$

Moody's Maximum Weighted Average Rating Factor in column $c + 1$ and table t = $WARF_{c+1,t}$

Moody's Minimum Diversity Score in table t = DS_t

Moody's Minimum Diversity Score in table $t + 1$ = DS_{t+1}

Interpolated Minimum Weighted Average Recovery Rate = $\overline{RR}$

Actual Portfolio Weighted Average Floating Spread = $\overline{WAS}$

Actual Portfolio Moody's Weighted Average Rating Factor = $\overline{WARF}$

Actual Portfolio Diversity Score = $\overline{DS}$

Interpolation of Moody's Minimum Weighted Average Recovery Rate between adjacent rows:

$$\overline{RR} = RR_{r,c,t} + \frac{(RR_{r+1,c,t} - RR_{r,c,t})}{(WAS_{r+1,t} - WAS_{r,t})} * \left(\overline{WAS} - WAS_{r,t}\right) \text{, rounded to two decimal points}$$

Interpolation of Moody's Minimum Weighted Average Recovery Rate between adjacent columns:

$$\overline{RR} = RR_{r,c,t} + \frac{(RR_{r,c+1,t} - RR_{r,c,t})}{(WARF_{c+1,t} - WARF_{c,t})} * \left(\overline{WARF} - WARF_{c,t}\right) \text{, rounded to two decimal points}$$

Interpolation of Moody's Minimum Weighted Average Recovery Rate between adjacent diversity score tables:

$$\overline{RR} = RR_{r,c,t} + \frac{(RR_{r,c,t+1} - RR_{r,c,t})}{(DS_{t+1} - DS_t)} * \left(\overline{DS} - DS_t\right) \text{, rounded to two decimal points}$$

The CDO Monitor Test

The "**CDO Monitor Test**" will be satisfied on any date from the Effective Date until the end of the Reinvestment period if, after giving effect to the purchase or sale of a Collateral Debt Obligation, the Class A Default Differential of the Proposed Portfolio is positive on such date. The CDO Monitor Test will be considered to be "improved" if each of the Class A Default Differential, the Class B Default Differential, the Class C Default Differential, the Class D Default Differential and the Class E Default Differential of the Proposed Portfolio is greater than the Class A Default Differential, the Class B Default Differential, the Class C Default Differential, the Class D Default Differential and the Class E Default Differential of the Current Portfolio. The CDO Monitor Test shall not apply until the later of (a) the Effective Date and (b) the receipt by the Collateral Manager of the CDO Monitor from S&P. If, on any date, as disclosed in the Issuer's most recent Monthly Report (as defined in "*Description of the Reports – Monthly Reports*"), more than 20 per cent. of the Aggregate Collateral Balance consists of (a) Uncollateralised CLNs and (b) Participations with counterparties rated "AA" by S&P or below, then the Collateral Manager (on behalf of the Issuer) shall notify S&P and request that S&P modify the CDO Monitor accordingly.

The “**Class A Break-even Default Rate**” is, at any time, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P through application of the CDO Monitor, which, after giving effect to S&P’s assumptions on recoveries and timing and to the Priorities of Payment, will result in sufficient funds remaining for the payment of the Class A Notes in full by their stated maturity and the timely payment of interest on the Class A Notes in full.

The “**Class A Default Differential**” is, at any time, the rate calculated by subtracting the Class A Scenario Default Rate from the Class A Break-even Loss Rate at such time.

The “**Class A Scenario Default Rate**” is, at any time, an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of “AAA” by S&P, determined by application of the CDO Monitor Test at such time.

The “**Class B Break-even Default Rate**” is, at any time, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P through application of the CDO Monitor, which, after giving effect to S&P’s assumptions on recoveries and timing and to the Priorities of Payment, will result in sufficient funds remaining for the payment of the Class B Notes in full by their stated maturity and the ultimate payment of interest on the Class B Notes in full.

The “**Class B Default Differential**” is, at any time, the rate calculated by subtracting the Class B Scenario Default Rate from the Class B Break-even Default Rate at such time.

The “**Class B Scenario Default Rate**” is, at any time, an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of “AA” by S&P, determined by application of the CDO Monitor Test at such time.

The “**Class C Break-even Default Rate**” is, at any time, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P, through application of the CDO Monitor, which after giving effect to S&P’s assumptions on recoveries and timing and to the Priorities of Payments, will result in sufficient funds remaining for the payment of the Class C Notes in full by their stated maturity and the ultimate payment of interest on the Class C Notes in full.

The “**Class C Default Differential**” is, at any time, the rate calculated by subtracting the Class C Scenario Default Rate from the Class C Break-even Loss Rate at such time.

The “**Class C Default Loss Rate**” is, at any time, an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of “A” by S&P, determined by application of the CDO Monitor Test at such time.

The “**Class D Break-even Default Rate**” is, at any time, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P, through application of the CDO Monitor, which after giving effect to S&P’s assumptions on recoveries and timing and to the Priorities of Payments, will result in sufficient funds remaining for the payment of the Class D Notes in full by their stated maturity and the ultimate payment of interest on the Class D Notes in full.

The “**Class D Default Differential**” is, at any time, the rate calculated by subtracting the Class D Scenario Default Rate from the Class D Break-even Loss Rate at such time.

The “**Class D Scenario Default Rate**” is, at any time, an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of “BBB” by S&P, determined by application of the CDO Monitor Test at such time.

The “**Class E Break-even Default Rate**” is, at any time, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P,

through application of the CDO Monitor, which after giving effect to S&P's assumptions on recoveries and timing and to the Priorities of Payments, will result in sufficient funds remaining for the payment of the Class E Notes in full by their stated maturity and the ultimate payment of interest on the Class E Notes in full.

The "**Class E Default Differential**" is, at any time, the rate calculated by subtracting the Class E Scenario Default Rate from the Class E Break-even Loss Rate at such time.

The "**Class E Scenario Default Rate**" is, at any time, an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of "BB" by S&P, determined by application of the CDO Monitor Test at such time.

The "**Current Portfolio**" means the portfolio of Collateral Debt Obligations (included at their Principal Balance) and Eligible Investments existing (including purchased or binding commitment to purchase) prior to the sale, maturity or other disposition of a Collateral Debt Obligation or a proposed reinvestment of Principal Proceeds in a Substitute Collateral Debt Obligation, as the case may be.

The "**Proposed Portfolio**" means the portfolio of Collateral Debt Obligations (included at their Principal Balance) and Eligible Investments resulting from the sale, maturity or other disposition of a Collateral Debt Obligation or a proposed reinvestment of Principal Proceeds in a Substitute Collateral Debt Obligation, as the case may be.

The "**CDO Monitor**" is the dynamic, analytical computer model developed by S&P and used to estimate default risk of Collateral Debt Obligations and provided to the Collateral Manager on or before the Closing Date, as it may be modified by S&P from time to time. The CDO Monitor calculates the cumulative default rate of a pool of Collateral Debt Obligations and Eligible Investments consistent with a specified benchmark rating level based upon S&P's proprietary corporate debt default studies. In calculating the scenario loss rate in respect of a Class of Notes, the CDO Monitor considers each Obligor's issuer credit rating, the number of Obligors in the portfolio, the Obligor and industry concentrations in the Portfolio and the remaining weighted average maturity of the Collateral Debt Obligations and Eligible Investments and calculates a cumulative default rate based on the statistical probability of distributions or defaults on the Collateral Debt Obligations and Eligible Investments.

The S&P Minimum Weighted Average Recovery Rate Test

The "**S&P Minimum Weighted Average Recovery Rate Test**" will be satisfied as at any Measurement Date from (and including) the Effective Date if (1) the S&P Class A Weighted Average Recovery Rate is greater than or equal to the recovery rate percentage set out in the applicable row and column of the S&P Tests Recovery Matrix based upon the applicable Recovery Scenario that is linked to the elected S&P Break-even Rate Case as per the S&P Tests Matrix, and (2) the S&P Class B Weighted Average Recovery Rate is greater than or equal to the recovery rate percentage set out in the applicable row and column of the S&P Tests Recovery Matrix based upon the applicable Recovery Scenario that is linked to the elected S&P Break-even Rate Case as per the S&P Tests Matrix, and (3) the S&P Class C Weighted Average Recovery Rate is greater than or equal to the recovery rate percentage set out in the applicable row and column of the S&P Tests Recovery Matrix based upon the applicable Recovery Scenario that is linked to the elected S&P Break-even Rate Case as per the S&P Tests Matrix, and (4) the S&P Class D Weighted Average Recovery Rate is greater than or equal to the recovery rate percentage set out in the applicable row and column of the S&P Tests Recovery Matrix based upon the applicable Recovery Scenario that is linked to the elected S&P Break-even Rate Case as per the S&P Tests Matrix, and (5) the S&P Class E Weighted Average Recovery Rate is greater than or equal to the recovery rate percentage set out in the applicable row and column of the S&P Tests Recovery Matrix based upon the applicable Recovery Scenario that is linked to the elected S&P Break-even Rate Case as per the S&P Tests Matrix.

For the purpose of this test, all Collateral Debt Obligations which are Defaulted Obligations shall be excluded, and Synthetic Securities shall be assigned a priority category based on the underlying

Reference Obligation. If the S&P issue rating of such Collateral Debt Obligation which is a security is the same as or one sub-category below the S&P issuer rating of the Obligor thereunder such Collateral Debt Obligation shall be deemed to be a "**Senior Unsecured Debt Security**" or if it is two or more sub-categories below the S&P issuer rating of the Obligor thereunder such Collateral Debt Obligation shall be deemed to be a "**Subordinated Debt Security**". Further, a senior loan shall be considered unsecured for the purpose of the S&P Average Recovery Rate unless such senior loan is (A) secured by (i) fixed assets of the Obligor or guarantor if and to the extent pledge of fixed assets is permissible under applicable law (save in the case of assets so numerous or diverse that the failure to take such security is consistent with reasonable secured lending practices), and otherwise (ii) by 100 per cent. of the equity interests in the stock of an entity owning such fixed assets and (B) no other obligation of the Obligor has any higher priority security interest in such fixed assets or stock.

"**S&P Class A Weighted Average Recovery Rate**" means, as of any Measurement Date, the number (expressed as a percentage) obtained by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its S&P Class A Recovery Rate, dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations and rounding up to the nearest 0.1 per cent.. For purposes of this rate, Synthetic Securities shall be assigned a priority category based on the underlying Reference Obligation.

"**S&P Class B Weighted Average Recovery Rate**" means, as of any Measurement Date, the number (expressed as a percentage) obtained by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its S&P Class B Recovery Rate, dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations and rounding up to the nearest 0.1 per cent.. For purposes of this rate, Synthetic Securities shall be assigned a priority category based on the underlying Reference Obligation.

"**S&P Class C Weighted Average Recovery Rate**" means, as of any Measurement Date, the number (expressed as a percentage) obtained by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its S&P Class C Recovery Rate, dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations and rounding up to the nearest 0.1 per cent.. For purposes of this rate, Synthetic Securities shall be assigned a priority category based on the underlying Reference Obligation.

"**S&P Class D Weighted Average Recovery Rate**" means, as of any Measurement Date, the number (expressed as a percentage) obtained by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its S&P Class D Recovery Rate, dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations and rounding up to the nearest 0.1 per cent.. For purposes of this rate, Synthetic Securities shall be assigned a priority category based on the underlying Reference Obligation.

"**S&P Class E Weighted Average Recovery Rate**" means, as of any Measurement Date, the number (expressed as a percentage) obtained by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its S&P Class E Recovery Rate, dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations and rounding up to the nearest 0.1 per cent.. For purposes of this rate, Synthetic Securities shall be assigned a priority category based on the underlying Reference Obligation.

"**S&P Class A Recovery Rate**" means in respect of any Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by S&P.

"**S&P Class B Recovery Rate**" means in respect of any Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by S&P.

"**S&P Class C Recovery Rate**" means in respect of any Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by S&P.

"**S&P Class D Recovery Rate**" means in respect of any Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by S&P.

"**S&P Class E Recovery Rate**" means in respect of any Collateral Debt Obligation, the recovery rate determined in accordance with the Collateral Management Agreement or as so advised by S&P.

The Moody's Minimum Diversity Test

The "**Moody's Minimum Diversity Test**" will be satisfied as at any Measurement Date from (and including) the Effective Date, if the Diversity Score equals or exceeds the number set out in the applicable Moody's Test Matrix.

The "**Diversity Score**" is a single number that indicates collateral concentration and correlation in terms of both issuer and industry concentration and correlation. It is similar to a score that Moody's uses to measure concentration and correlation for the purposes of its ratings. A higher Diversity Score reflects a more diverse portfolio in terms of the issuer and industry concentration. The Diversity Score for the Collateral Debt Obligations is calculated by summing each of the Industry Diversity Scores which are calculated as follows (provided that no Defaulted Obligations shall be included in the calculation of the Diversity Score or any component thereof):

(a) an "**Average Principal Balance**" is calculated by summing the Obligor Principal Balances and dividing by the sum of the aggregate number of issuers and/or borrowers represented;

(b) an "**Obligor Principal Balance**" is calculated for each Obligor represented in the Collateral Debt Obligations by summing the Principal Balances of all Collateral Debt Obligations (excluding Defaulted Obligations) issued by such Obligor, provided that if a Collateral Debt Obligation has been sold or is the subject of an optional redemption or Offer, and the Sale Proceeds or Unscheduled Principal Proceeds from such event have not yet been reinvested in Substitute Collateral Debt Obligations or distributed to the Noteholders or the other creditors of the Issuer in accordance with the Priorities of Payment, the Obligor Principal Balance shall be calculated as if such Collateral Debt Obligation had not been sold or was not subject to such an optional redemption or Offer;

(c) an "**Equivalent Unit Score**" is calculated for each Obligor by taking the lesser of (i) one and (ii) the Obligor Principal Balance for such Obligor divided by the Average Principal Balance;

(d) an "**Aggregate Geographically Based Industry Equivalent Unit Score**" is then calculated for each Geographically Based Industry Groups by summing the Equivalent Unit Scores for each Obligor in the same Geographically Based Industry Group (or such other Geographically Based Industry Groups and Equivalent Unit Scores as are published by Moody's from time to time);

(e) a "**Geographically Based Industry Group**" means those Obligors which are classified under the same Moody's industry group in the Moody's industrial classification and which are incorporated or domiciled in the same Geographic Zone, with the exception of (a) Aerospace and Defence, (b) Automobile, (c) Banking, (d) Chemical, Plastics and Rubber, (e) Personal and Non Durable Consumer Products (Manufacturing Only), (f) Diversified Natural Resources, Precious Metals and Minerals, (g) Electronics, (h) Finance, (i) Insurance, (j) Mining, Steel, Iron and Non precious Metals, (k) Oil and Gas, (l) Cargo Transport, (m) Telecommunications and (n) Personal Transportation, Moody's Industry Groups, for Geographically Based Industry Group means those Reference Obligations which have the same Moody's industry group, wherever incorporated or domiciled;

(f) a "**Geographic Zone**" means each of (a) North America and (b) Europe; and

(g) an "**Industry Diversity Score**" is then established by reference, for the Moody's industrial classification groups 1-33, to the "**Diversity Score Table Industries 1-33**" (or such other Diversity Score Table Industries 1-33 as is published by Moody's from time to time); and by

reference, for the Moody's industrial classification group 34 for CLOs, to the "**Diversity Score Table Industry 34**") (or such other Diversity Score Table Industry 34 as is published by Moody's from time to time) for the related Aggregate Geographically Based Industry Equivalent Unit Score. If the Aggregate Geographically Based Industry Equivalent Unit Score falls between any two such scores shown in the Diversity Score Table, then the Industry Diversity Score is the lower of the two Diversity Scores in the Diversity Score Table.

For purposes of calculating the Diversity Score:

(i) any Obligors affiliated with one another will be considered to be one Obligor; and

(ii) a Synthetic Security shall be included as a Collateral Debt Obligation having the relevant characteristics of the related Reference Obligation (and the Reference Entity under such Synthetic Security shall be deemed to be the "Obligor" under the related Reference Obligation) and not of the Synthetic Security, unless the Issuer, or the Collateral Manager on its behalf, determines otherwise and receives Rating Agency Confirmation in respect of such determination.

Diversity Score Table Industries 1-33

Aggregate Industry Equivalent Unit Score	Industry Diversity Score	Aggregate Industry Equivalent Unit Score	Aggregate Industry Equivalent Unit Score	Industry Diversity Score	Aggregate Industry Equivalent Unit Score	Aggregate Industry Equivalent Unit Score	Industry Diversity Score
0.0000	0.0000	5.0500	2.7000	10.1500	4.0200	15.2500	4.5300
0.0500	0.1000	5.1500	2.7333	10.2500	4.0300	15.3500	4.5400
0.1500	0.2000	5.2500	2.7667	10.3500	4.0400	15.4500	4.5500
0.2500	0.3000	5.3500	2.8000	10.4500	4.0500	15.5500	4.5600
0.3500	0.4000	5.4500	2.8333	10.5500	4.0600	15.6500	4.5700
0.4500	0.5000	5.5500	2.8667	10.6500	4.0700	15.7500	4.5800
0.5500	0.6000	5.6500	2.9000	10.7500	4.0800	15.8500	4.5900
0.6500	0.7000	5.7500	2.9333	10.8500	4.0900	15.9500	4.6000
0.7500	0.8000	5.8500	2.9667	10.9500	4.1000	16.0500	4.6100
0.8500	0.9000	5.9500	3.000	11.0500	4.1100	16.1500	4.6200
0.9500	1.0000	6.0500	3.0250	11.1500	4.1200	16.2500	4.6300
1.0500	1.0500	6.1500	3.0500	11.2500	4.1300	16.3500	4.6400
1.1500	1.1000	6.2500	3.0750	11.3500	4.1400	16.4500	4.6500
1.2500	1.1500	6.3500	3.1000	11.4500	4.1500	16.5500	4.6600
1.3500	1.2000	6.4500	3.1250	11.5500	4.1600	16.6500	4.6700
1.4500	1.2500	6.5500	3.1500	11.6500	4.1700	16.7500	4.6800
1.5500	1.3000	6.6500	3.1750	11.7500	4.1800	16.8500	4.6900
1.6500	1.3500	6.7500	3.2000	11.8500	4.1900	16.9500	4.7000
1.7500	1.4000	6.8500	3.2250	11.9500	4.2000	17.0500	4.7100
1.8500	1.4500	6.9500	3.2500	12.0500	4.2100	17.1500	4.7200
1.9500	1.5000	7.0500	3.2750	12.1500	4.2200	17.2500	4.7300
2.0500	1.5500	7.1500	3.3000	12.2500	4.2300	17.3500	4.7400
2.1500	1.6000	7.2500	3.3250	12.3500	4.2400	17.4500	4.7500
2.2500	1.6500	7.3500	3.3500	12.4500	4.2500	17.5500	4.7600
2.3500	1.7000	7.4500	3.3750	12.5500	4.2600	17.6500	4.7700
24500	1.7500	7.5500	3.4000	12.6500	4.2700	17.7500	4.7800
2.5500	1.8000	7.6500	3.4250	12.7500	4.2800	17.8500	4.7900
2.6500	1.8500	7.7500	3.4500	12.8500	4.2900	17.9500	4.8000
2.7500	1.9000	7.8500	3.4750	12.9500	4.3000	18.0500	4.8100
2.8500	1.9500	7.9500	3.5000	13.0500	4.3100	18.1500	4.8200
2.9500	2.0000	8.0500	3.5250	13.1500	4.3200	18.2500	4.8300
3.0500	2.0333	8.1500	3.5500	13.2500	4.3300	18.3500	4.8400
3.1500	2.0667	8.2500	3.5750	13.3500	4.3400	18.4500	4.8500
3.2500	2.1000	8.3500	3.6000	13.4500	4.3500	18.5500	4.8600
3.3500	2.1333	8.4500	3.6250	13.5500	4.3600	18.6500	4.8700
3.4500	2.1667	8.5500	3.6500	13.6500	4.3700	18.7500	4.8800
3.5500	2.2000	8.6500	3.6750	13.7500	4.3800	18.8500	4.8900
3.6500	2.2333	8.7500	3.7000	13.8500	4.3900	18.9500	4.9000
3.7500	2.2667	8.8500	3.7250	13.9500	4.4000	19.0500	4.9100
3.8500	2.3000	8.9500	3.7500	14.0500	4.4100	19.1500	4.9200
3.9500	2.333	9.0500	3.7750	14.1500	4.4200	19.2500	4.9300
4.0500	2.3667	9.1500	3.8000	14.2500	4.4300	19.3500	4.9400
4.1500	2.4000	9.2500	3.8250	14.3500	4.4400	19.4500	4.9500
4.2500	2.4333	9.3500	3.8500	14.4500	4.4500	19.5500	4.9600
4.3500	2.4667	9.4500	3.8750	14.5500	4.4600	19.6500	4.9700
4.4500	2.5000	9.5500	3.9000	14.6500	4.4700	19.7500	4.9800
4.5500	2.5333	9.6500	3.9250	14.7500	4.4800	19.8500	4.9900
4.6500	2.5667	9.7500	3.9500	14.8500	4.4900	19.9500	5.0000
4.7500	2.6000	9.8500	3.9750	14.9500	4.5000		
4.8500	2.6333	9.9500	4.0000	15.0500	4.5100		
4.9500	2.6667	10.0500	4.0100	15.1500	4.5200		

Diversity Score Table Industry 34 (for CLOs)

Aggregate Industry Equivalent Unit Score	Industry Diversity Score	Aggregate Industry Equivalent Unit Score	Aggregate Industry Equivalent Unit Score	Industry Diversity Score	Aggregate Industry Equivalent Unit Score	Aggregate Industry Equivalent Unit Score	Industry Diversity Score
0.0000	0.0000	5.0500	0.8910	10.1500	1.3266	15.2500	1.4949
0.0500	0.0330	5.1500	0.9020	10.2500	1.3299	15.3500	1.4982
0.1500	0.0660	5.2500	0.9130	10.3500	1.3332	15.4500	1.5015
0.2500	0.0990	5.3500	0.9240	10.4500	1.3365	15.5500	1.5048
0.3500	0.1320	5.4500	0.9350	10.5500	1.3398	15.6500	1.5081
0.4500	0.1650	5.5500	0.9460	10.6500	1.3431	15.7500	1.5114
0.5500	0.1980	5.6500	0.9570	10.7500	1.3464	15.8500	1.5147
0.6500	0.2310	5.7500	0.9680	10.8500	1.3497	15.9500	1.5180
0.7500	0.2640	5.8500	0.9790	10.9500	1.3530	16.0500	1.5213
0.8500	0.2970	5.9500	0.9900	11.0500	1.3563	16.1500	1.5246
0.9500	0.3300	6.0500	0.9983	11.1500	1.3596	16.2500	1.5279
1.0500	0.3465	6.1500	1.0065	11.2500	1.3629	16.3500	1.5312
1.1500	0.3630	6.2500	1.0148	11.3500	1.3662	16.4500	1.5345
1.2500	0.3795	6.3500	1.0230	11.4500	1.3695	16.5500	1.5378
1.3500	0.3960	6.4500	1.0313	11.5500	1.3728	16.6500	1.5411
1.4500	0.4125	6.5500	1.0395	11.6500	1.3761	16.7500	1.5444
1.5500	0.4290	6.6500	1.0478	11.7500	1.3794	16.8500	1.5477
1.6500	0.4455	6.7500	1.0560	11.8500	1.3827	16.9599	1.5510
1.7500	0.4620	6.8500	1.0643	11.9500	1.3860	17.0500	1.5543
1.8500	0.4785	6.9500	1.0725	12.0500	1.3893	17.1500	1.5576
1.9500	0.4950	7.0500	1.0808	12.1500	1.3926	17.2500	1.5609
2.0500	0.5115	7.1500	1.0890	12.2500	1.3959	17.3500	1.5642
2.1500	0.5280	7.2500	1.0973	12.3500	1.3992	17.4500	1.5675
2.2500	0.5445	7.3500	1.1055	12.4500	1.4025	17.5500	1.5708
2.3500	0.5610	7.4500	1.1138	12.5500	1.4058	17.6500	1.5741
2.4500	0.5775	7.5500	1.1220	12.6500	1.4091	17.7500	1.5774
2.5500	0.5940	7.6500	1.1303	12.7500	1.4124	17.8500	1.5807
2.6500	0.6105	7.7500	1.1385	12.8500	1.4157	17.9500	1.5840
2.7500	0.6270	7.8500	1.1468	12.9500	1.4190	18.0500	1.5873
2.8500	0.6435	7.9500	1.1550	13.0500	1.4223	18.1500	1.5906
2.9500	0.6600	8.0500	1.1633	13.1500	1.4256	18.2500	1.5939
3.0500	0.6710	8.1500	1.1715	13.2500	1.4289	18.3500	1.5972
3.1500	0.6820	8.2500	1.1798	13.3500	1.4322	18.4500	1.6005
3.2500	0.6930	8.3500	1.1880	13.4500	1.4355	18.5500	1.6038
3.3500	0.7040	8.4500	1.1963	13.5500	1.4388	18.6500	1.6071
3.4500	0.7150	8.5500	1.2045	13.6500	1.4421	18.7500	1.6104
3.5500	0.7260	8.6500	1.2128	13.7500	1.4454	18.8500	1.6137
3.6500	0.7370	8.7500	1.2210	13.8500	1.4487	18.9500	1.6170
3.7500	0.7480	8.8500	1.2293	13.9500	1.4520	19.0500	1.6203
3.8500	0.7590	8.9500	1.2375	14.0500	1.4553	19.1500	1.6236
3.9500	0.7700	9.0500	1.2458	14.1500	1.4586	19.2500	1.6269
4.0500	0.7810	9.1500	1.2540	14.2500	1.4619	19.3500	1.6302
4.1500	0.7920	9.2500	1.2623	4.3500	1.4652	19.4500	1.6335
4.2500	0.8030	9.3500	1.2705	14.4500	1.4685	19.5500	1.6368
4.3500	0.8140	9.4500	1.2788	14.5500	1.4718	19.6500	1.6401
4.4500	0.8250	9.5500	1.2870	14.6500	1.4751	19.7500	1.6434
4.5500	0.8360	9.6500	1.2953	14.7500	1.4784	19.8500	1.6467
4.6500	0.8470	9.7500	1.3035	14.8500	1.4817	19.9500	1.6500
4.7500	0.8580	9.8500	1.3118	14.9500	1.4850		
4.8500	0.8690	9.9500	1.3200	15.0500	1.4883		
4.9500	0.8800	10.0500	1.3233	15.1500	1.4916		

The Moody's Maximum Weighted Average Rating Factor Test

The "**Moody's Maximum Weighted Average Rating Factor Test**" will be satisfied as at any Measurement Date from (and including) the Effective Date, if the Moody's Weighted Average Rating as at such Measurement Date is equal to or less than the level specified in the Moody's Tests Matrix

which is applicable under the case selected by the Collateral Manager (acting on behalf of the Issuer) as at such Measurement Date.

The "**Moody's Weighted Average Rating**" is determined by summing the products obtained by multiplying the Principal Balance of each Collateral Debt Obligation, excluding Defaulted Obligations, by its Moody's Rating Factor, dividing such sum by the Aggregate Principal Balances of all such Collateral Debt Obligations, excluding Defaulted Obligations, and rounding the result up to the nearest whole number.

The Moody's Minimum Weighted Average Recovery Rate Test

The "**Moody's Minimum Weighted Average Recovery Rate Test**" will be satisfied, as at any Measurement Date from (and including) the Effective Date, if the Weighted Average Moody's Recovery Rate is greater than or equal to the number set out in the row and column of the Moody's Tests Matrix based upon the option chosen by the Collateral Manager (on behalf of the Issuer) as currently applicable to the Portfolio.

The "**Weighted Average Moody's Recovery Rate**" means, as of any Measurement Date, the number, expressed as a percentage, obtained by summing the products obtained by multiplying the outstanding Principal Balance of each Collateral Debt Obligation (excluding Defaulted Obligations) by its corresponding Moody's Recovery Rate and dividing such sum by the Aggregate Principal Balance (excluding Defaulted Obligations) and rounding to the nearest 0.1 per cent., provided that if Moody's confirms in writing that the Moody's Recovery Rate for a particular class of Collateral Debt Obligations or a particular Collateral Debt Obligation shall be greater than indicated in the Collateral Management Agreement, such higher Moody's Recovery Rate shall be used. For purposes of determining the Moody's Recovery Rate applicable to a particular Collateral Debt Obligation, the Collateral Manager shall determine whether such Collateral Debt Obligation is a senior secured, junior secured, unsecured or subordinated obligation based on its reasonable judgment and specific guidelines set out in the Collateral Management Agreement, save that a senior loan shall be considered unsecured unless such senior loan is (A) secured by (i) fixed assets of the Obligor or guarantor if and to the extent pledge of fixed assets is permissible under applicable law (save in the case of assets so numerous or diverse that the failure to take such security is consistent with reasonable secured lending practices), and otherwise (ii) by 100 per cent. of the equity interests in the stock of an entity owning such fixed assets and (B) no other obligation of the Obligor has any higher priority security interest in such fixed assets or stock.

The "**Moody's Recovery Rate**" means, in respect of each Collateral Debt Obligation, the Moody's Recovery Rate determined in accordance with the Collateral Management Agreement or as so advised by Moody's, in respect of, but not limited to, Synthetic Securities and Structured Finance Securities.

The "**Moody's Rating Factor**" of any Collateral Debt Obligation is the number set out under the heading "Rating Factor" in the table below opposite the Moody's Rating (as defined under "*Ratings*" below) and, in respect of Synthetic Securities and Structured Finance Securities, as provided by Moody's:

Moody's Rating Factor Table

Rating	Rating Factor	Rating	Rating Factor
Aaa	1	Ba1	940
Aa1	10	Ba2	1,350
Aa2	20	Ba3	1,766
Aa3	40	B1	2,220
A1	70	B2	2,720
A2	120	B3	3,490
A3	180	Caa1	4,770
Baa1	260	Caa2	6,500
Baa2	360	Caa3	8,070
Baa3	610	Ca/C	10,000

The Minimum Weighted Average Spread Test

The "**Minimum Weighted Average Spread Test**" will be satisfied if, as at any Measurement Date from (and including) the Effective Date:

(a) the Weighted Average Spread as at such Measurement Date equals or exceeds the Minimum Weighted Average Spread as at such Measurement Date; and

(b) the Weighted Average Additional PIK Interest as at such Measurement Date equals or exceeds the Minimum Weighted Average Additional PIK Interest as at such Measurement Date.

The "**Minimum Weighted Average Spread**", as of any Measurement Date, will equal the greater of the number set out in the row headed "Minimum Weighted Average Spread" in respectively, the S&P Tests Matrix and the Moody's Tests Matrix, in each case based upon the option chosen by the Collateral Manager as currently applicable to the Portfolio.

The "**Minimum Weighted Average Additional PIK Interest**", as of any Measurement Date, is the number set out in the applicable Moody's Test Matrix or S&P Test Matrix, as appropriate.

The "**Weighted Average Spread**" as of any Measurement Date will equal a fraction (expressed as a percentage) obtained by summing the following:

(a) the products obtained by multiplying:

(1) the Principal Balance (excluding any Purchased Accrued Interest) of each Floating Rate Collateral Debt Obligation (excluding Defaulted Obligations, Unhedged Collateral Debt Obligations, Delayed Drawdown Collateral Debt Obligations and Revolving Obligations) held by the Issuer as at such Measurement Date; by

(2) the current per annum rate at which it pays interest in excess of EURIBOR, Sterling LIBOR or US Dollar LIBOR, as applicable, or such other floating rate index upon which such Floating Rate Collateral Debt Obligation bears interest, excluding any element of such per annum rate that is included in the calculation of the Weighted Average Additional PIK Interest as of the applicable Measurement Date;

(b) the products obtained by multiplying:

(1) the Principal Balance of each Fixed Rate Collateral Debt Obligation (excluding Defaulted Obligations, Unhedged Collateral Debt Obligations, Delayed Drawdown Collateral Debt Obligations and Revolving Obligations) held by the Issuer as at such Measurement Date; by

(2) the current rate per annum at which it pays interest minus the applicable Swap Rate as at such Measurement Date;

(c) the product obtained by multiplying:

(1) each Unfunded Amount held by the Issuer as at such Measurement Date in respect of which a commitment fee is receivable by the Issuer; by

(2) the current per annum rate payable by way of such commitment fee in respect of each such Unfunded Amount; and

(d) the product obtained by multiplying:

(1) each Funded Amount held by the Issuer as at such Measurement Date; by

(2) the current per annum rate in excess of EURIBOR, Sterling LIBOR or US Dollar LIBOR, as applicable, or such other floating rate index applicable to each such Funded Amount as at such Measurement Date;

(e) the product obtained by multiplying:

(1) the Principal Balance of each Unhedged Collateral Debt Obligation held by the Issuer as at such Measurement Date; by

(2) 85 per cent. (or as otherwise agreed with the Rating Agencies) of

(i) in case where such Unhedged Collateral Debt Obligation is a Floating Rate Collateral Debt Obligation, the current per annum rate at which it pays interest in excess of Sterling LIBOR or US Dollar LIBOR, as applicable, or such other floating rate index upon which such Floating Rate Collateral Debt Obligation bears interest, excluding any element of such per annum rate that is included in the calculation of the Weighted Average Additional PIK Interest as of the applicable Measurement Date; or

(ii) in case where such Unhedged Collateral Debt Obligation is a Fixed Rate Collateral Debt Obligation, the current rate per annum at which it pays interest minus the applicable Swap Rate as at such Measurement Date;

(f) and dividing such sum by the aggregate of the Principal Balances referred to in paragraphs (a)(1), (b)(1) and (e)(1) and the aggregate of all Funded Amounts and Unfunded Amounts referred to in paragraphs (c)(1) and (d)(1) as above;

(g) for each Offsetting Credit Default Swap and each Credit Short Obligation subtracting the percentage obtained by dividing:

(1) the amount obtained by multiplying the notional amount of each such Offsetting Credit Default Swap or each such Credit Short Obligation by the fixed amounts payable on an annual basis (expressed as a percentage) by the Issuer pursuant to each such Offsetting Credit Default Swap or each such Credit Short Obligation; and

(2) the aggregate Principal Balance of all Collateral Debt Obligations.

The Weighted Average Spread of any Restricted Currency Collateral Debt Obligation that is subject to an Asset Swap Transaction, shall be calculated by reference to the notional amount of the related Asset Swap Transaction and the spread payable thereon shall be the spread over EURIBOR payable to the Issuer under the related Asset Swap Transaction.

The "**Swap Rate**" means, as at any date of determination and in respect of any Fixed Rate Collateral Debt Obligation, a rate equal to the prevailing swap rate with an average life equal to the Average Life of such Fixed Rate Collateral Debt Obligation.

The "**Average Life**" means in respect of any Collateral Debt Obligation, as of any date of determination, its expected remaining average life as reasonably determined by the Collateral

Manager based on publicly available information from a reputable source (expected to be Bloomberg) or sources (provided that the Collateral Manager shall not be held responsible for any error occurring as a result of any missing information, incorrect or inaccurate publicly available information appearing on the public source(s) used at the time of determination notwithstanding that the correct information appeared at such time on a source not used by the Collateral Manager).

The "**Weighted Average Additional PIK Interest**" as of any Measurement Date will equal a fraction (expressed as a percentage) obtained by:

(a) multiplying:

(1) the Principal Balance of each Mezzanine Obligation (excluding Defaulted Obligations) held by the Issuer as of such Measurement Date (provided that, for such purpose, the Principal Balance of a Mezzanine Obligation which is a Restricted Currency Collateral Debt Obligation shall be the amount equal to 50 per cent. of the principal amount thereof outstanding at the relevant time converted to Euro by the Collateral Manager at the Spot Rate) by

(2) the applicable per annum rate at which it contractually defers interest but excluding any rate that relates to amounts paid out as current interest;

(b) summing the amounts determined pursuant to paragraph (a) above; and

(c) dividing such sum by the Aggregate Principal Balance of all Collateral Debt Obligations.

For purposes of calculating the Minimum Weighted Average Spread Test, a Collateral Debt Obligation shall be excluded from such calculation to the extent that the Issuer or the Collateral Manager has actual knowledge that payment of interest on such Collateral Debt Obligation will not be made by the Obligor thereof during the applicable due period.

The Weighted Average Maturity Test

The "**Weighted Average Maturity Test**" means a test which will be satisfied as at any Measurement Date from (and including) the Effective Date, if the Portfolio Weighted Average Maturity is on or before May 2018; provided, however, that on any Payment Date following the Effective Date until, and including, May 2010, the Collateral Manager may (provided that no Collateral Debt Obligation has become a Defaulted Obligation prior to such date) elect to permanently extend such date by the lesser of the period of time from the Closing Date to such Payment Date and three years (provided that such date shall not extend beyond May 2021) if on such Payment Date the following conditions have been met:

(a) the Aggregate Collateral Balance (calculated including the Undrawn and Uncommitted Amount) is at least equal to the Target Par Amount; and

(b) the Portfolio Profile Tests and the Collateral Quality Tests are satisfied.

"**Portfolio Weighted Average Maturity**" is, as of any date of determination, the date calculated by adding the Weighted Average Maturity of the Collateral Debt Obligations to the Closing Date.

The "**Weighted Average Maturity**" of the Collateral Debt Obligations shall be expressed as a number of months from the Closing Date and calculated by (i) summing the products obtained by multiplying (a) the Principal Balance (or portion thereof) of each Collateral Debt Obligation (excluding Defaulted Obligations) that is then held by the Issuer and that matures or amortises on any date subsequent to such date of determination by (b) the number of months from the Closing Date to the date of such maturity or amortisation and (ii) dividing such sum by the Aggregate Principal Balance (excluding Defaulted Obligations).

The "**Portfolio Weighted Average Life**" of the Collateral Debt Obligations as at any Determination Date shall be expressed as a number of years and calculated by (i) summing the products obtained by

multiplying (a) the Principal Balance (or portion thereof) of each Collateral Debt Obligation (excluding Defaulted Obligations) that is then held by the Issuer and that matures or amortises on any date subsequent to such date of determination by (b) the number of years from such Determination Date to the date of such maturity or amortisation and (ii) dividing such sum by the Aggregate Principal Balance (excluding Defaulted Obligations).

Ratings

The "**S&P Rating**" of any Collateral Debt Obligation will be determined as follows:

(a) if there is an issuer credit rating of the issuer of such Collateral Debt Obligation, or of the guarantor who unconditionally and irrevocably guarantees such Collateral Debt Obligation, then the S&P Rating of such issuer, or the guarantor, shall be such rating (regardless of whether there is a published rating by S&P on the Collateral Debt Obligation of such issuer held by the Issuer); or

(b) if no other security or obligation of the issuer is rated by S&P or Moody's, then the Issuer, or the Collateral Manager on behalf of the Issuer, may apply to S&P for a corporate credit estimate, which shall be its S&P Rating provided that, pending receipt from S&P of such estimate, such Collateral Debt Obligation shall have an S&P Rating of "B" if the Collateral Manager believes that such estimate will be at least "B" and if the Aggregate Collateral Balance of Collateral Debt Obligations having such S&P Rating by reason of this provision does not exceed 5 per cent. of the Aggregate Collateral Balance; or

(c) with respect to any Collateral Debt Obligation that is a Synthetic Security, the S&P Rating of the issuer or the guarantor of such Collateral Debt Obligation or, if the issuer or the guarantor of such Collateral Debt Obligation is not rated by S&P, the S&P Rating of such Synthetic Security shall be the rating assigned thereto by S&P in connection with the acquisition thereof by the Issuer upon the request of the Issuer or the Collateral Manager; or

(d) if such Collateral Debt Obligation is not rated by S&P, but another security or obligation of the issuer is rated by S&P and neither the Issuer nor the Collateral Manager obtains an S&P Rating for such Collateral Debt Obligation pursuant to sub-clause (b) above, then the S&P Rating of such Collateral Debt Obligation shall be the issuer credit rating or shall be determined as follows:

    (i) if there is a rating on a senior secured obligation of the issuer, then the S&P Rating of such Collateral Debt Obligation shall be one sub-category below such rating if such Collateral Debt Obligation is a senior secured or senior unsecured obligation of the issuer;

    (ii) if there is a rating on a senior unsecured obligation of the issuer, then the S&P Rating of such Collateral Debt Obligation shall equal such rating if such Collateral Debt Obligation is a senior secured or senior unsecured obligation of the issuer; and

    (iii) if there is a rating on a subordinated obligation of the issuer, and if such Collateral Debt Obligation is a senior secured or senior unsecured obligation of the issuer,

    then the S&P Rating of such Collateral Debt Obligation shall be one sub-category above such rating, if such rating is higher than "BB+", and shall be two sub-categories above such rating, if such rating is "BB+" or lower; or

(e) if (i) neither the issuer nor any of its Affiliates is subject to reorganisation or bankruptcy proceedings and (ii) no debt securities or obligations of the issuer have been in default during the past two years, the S&P Rating of such Collateral Debt Obligations will be "B" (except for the purposes of the CDO Monitor Test for which it shall be "CCC"); or

(f) if a debt security or obligation of the issuer has been in default during the past two years, the S&P Rating of such Collateral Debt Obligation will be "D"; or

(g) if there is no issuer credit rating published by S&P and such Collateral Debt Obligation is not rated by S&P, and no other security or obligation of the issuer is rated by S&P and neither the Issuer nor the Collateral Manager on behalf of the Issuer obtains an S&P Rating for such Collateral Debt Obligation pursuant to sub clause (b) above, then the S&P Rating of such Collateral Debt Obligation may be determined using any one of the methods provided below:

(i) if such Collateral Debt Obligation is publicly rated by Moody's, then the S&P Rating of such Collateral Debt Obligation will be (A) one sub-category below the S&P equivalent of the public rating assigned by Moody's if such Collateral Debt Obligation is rated "Baa3" or higher by Moody's and (B) two sub-categories below the S&P equivalent of the public rating assigned by Moody's if such Collateral Debt Obligation is publicly rated "Ba1" or lower by Moody's provided, however, that (x) an S&P Rating may only be derived under this paragraph (i) from a Moody's public rating and may not be derived from any Moody's confidential credit rating or credit estimate (y) no Synthetic Security may be deemed to have an S&P Rating based on a Moody's Rating and (z) the Aggregate Collateral Balance of the Collateral Debt Obligations that may be deemed to have an S&P rating based on a rating assigned by Moody's as provided in this paragraph (i) may not exceed 10 per cent. of the Aggregate Collateral Balance; or

(ii) if such Collateral Debt Obligation is not publicly rated by Moody's but a security with the same ranking (a "**parallel security**") is publicly rated by Moody's, then the S&P Rating of such parallel security will be determined in accordance with the methodology set out in paragraph (i) above and the S&P Rating of such Collateral Debt Obligation will be determined in accordance with the methodology set out in clause (d) above (for such purposes treating the parallel security as if it were rated by S&P at the rating determined pursuant to this paragraph (ii)); or

(h) with respect to any Current Pay Obligation that is rated "D" or "SD", the S&P Rating of such Current Pay Obligation will be "CCC".

The "**Moody's Rating**" of any Collateral Debt Obligation will be determined as follows:

(a) for any Collateral Debt Obligation:

(i) if the Obligor in respect of such Collateral Debt Obligation has a corporate family rating from Moody's then the Moody's Rating of such Collateral Debt Obligation shall be such rating;

(ii) if (i) does not apply, then if the Obligor in respect of such Collateral Debt Obligation has a senior unsecured obligation publicly rated by Moody's, then the Moody's Rating of such Collateral Debt Obligation shall be such rating; and

(iii) if neither of (i) nor (ii) applies, then if the Obligor in respect of such Collateral Debt Obligation has no senior obligation publicly rated by Moody's, but the Collateral Debt Obligation itself is rated (other than a rating determined from an estimate by Moody's of such Collateral Debt Obligation's rating factor), then the Moody's Rating of such Collateral Debt Obligation shall be one sub-category below such rating;

(b) if paragraph (a) does not apply to such Collateral Debt Obligation, the Moody's Rating shall be determined as follows, at the option of the Issuer, or the Collateral Manager acting on behalf of the Issuer, either:

(i) the confidential credit estimate assigned to such Collateral Debt Obligation by Moody's upon the request of the Issuer or the Collateral Manager on behalf of the

Issuer which shall be in the form of a Moody's Rating Factor and the Moody's Rating Factor so obtained shall be the Moody's Rating Factor for such Collateral Debt Obligation and the Moody's Rating shall be the rating which corresponds to such Moody's Rating Factor and if no rating corresponds to such Rating Factor then the Moody's Rating corresponding to the next highest Moody's Rating Factor as per the Moody's Rating Factor table above shall apply, provided that until such credit estimate is assigned, such Collateral Debt Obligation shall be assigned a Moody's Rating, in the event that:

(A) (1) neither the Obligor nor any of its Affiliates is subject to reorganisation or bankruptcy proceedings, (2) no debt securities or obligations of the Obligor are in default, (3) neither the Obligor nor any of its Affiliates has defaulted on any debt during the past two years, (4) the Obligor has been in existence for the past five years, (5) the Obligor is current on any cumulative dividends, (6) the fixed charge ratio for the Obligor (the calculation of which is in line with market practice at such time for such Obligor) exceeds 125 per cent. for each of the past two fiscal years and for the most recent quarter, (7) the Obligor had a net profit before tax in the past fiscal year and the most recent quarter and (8) the annual financial statements of the Obligor are unqualified and certified by a firm of independent certified public accountants of international reputation and quarterly statements are unaudited but signed by a corporate officer, "B3"; or

(B) (1) neither the Obligor nor any of its Affiliates is subject to reorganisation or bankruptcy proceedings and (2) no debt security or obligation of the Obligor has been in default during the past two years, "Caa2"; or

(C) a debt security or obligation of the Obligor has been in default during the past two years, "Ca"; or

(ii) if the Collateral Debt Obligation is publicly rated by S&P, then the rating (the "**Implied Moody's Rating**") of such Collateral Debt Obligation will be:

(A) one sub-category below the Moody's equivalent of the issuer rating assigned by S&P if the Obligor of such Collateral Debt Obligation is rated "BBB" or better by S&P; and

(B) two sub-categories below the Moody's equivalent of the issuer rating assigned by S&P if the Obligor of such Collateral Debt Obligation is rated lower than "BBB" by S&P,

provided however that (A) no more than 20 per cent. of the Collateral Debt Obligations may be given an Implied Moody's Rating based on a rating given by S&P as provided in this paragraph (b) and (B) no Collateral Debt Obligation may be given an Implied Moody's Rating based on a rating given by S&P as provided in this paragraph (b) if the Obligor under such Collateral Debt Obligation has no outstanding debt that is currently paying a coupon, provided further that if the rating of any Collateral Debt Obligation or Obligor thereof has been placed on credit watch for possible downgrade by Moody's, the Moody's Rating shall be the one confirmed by Moody's at the request of the Collateral Manager (acting on behalf of the Issuer) and, until such confirmation is given, shall be one sub-category below the Moody's Rating as otherwise determined in accordance with this definition, and until such time as the Collateral Debt Obligation is no longer on credit watch for possible downgrade or if the rating of any Collateral Debt Obligation or Obligor thereof has been placed on credit watch for possible upgrade by Moody's, the Moody's Rating shall be one sub-category above the Moody's Rating as otherwise determined in accordance with this definition, until such time as the Collateral Debt Obligation is no longer on credit watch for possible upgrade;

(c) for any Collateral Debt Obligation which is a Synthetic Security, if the Synthetic Counterparty has been downgraded to a long term senior unsecured credit rating lower than "A3" by Moody's, the Moody's Rating will be the rating assigned by Moody's at that time;

(d) notwithstanding (a), (b) or (c) above, if the public credit rating or confidential credit estimate (as notified by Moody's to the Collateral Manager) of a Collateral Debt Obligation has been put on a watch list for possible downgrade by Moody's, the Moody's Rating shall be deemed to be one rating sub-category lower than that which would otherwise apply pursuant to (a), (b) or (c) above.

If at any time Moody's ceases to provide rating services, references to rating categories of Moody's shall be deemed instead to be references to the equivalent categories of any other rating agency selected by the Collateral Manager acting on behalf of the Issuer (with written notice to the Trustee), as of the most recent date on which such other rating agency and Moody's, as the case may be, published rating for the type of security in respect of which such alternative rating agency is used.

The Coverage Tests

The coverage tests (the "**Coverage Tests**") will consist of the Class A Par Value Test, the Class B Par Value Test, the Class C Par Value Test, the Class D Par Value Test and the Class E Par Value Test (each, a "**Par Value Test**" and as defined in the Conditions of the Notes) and the Class A Interest Coverage Test, the Class B Interest Coverage Test, the Class C Interest Coverage Test and the Class D Interest Coverage Test (each, an "**Interest Coverage Test**" and as defined in the Conditions of the Notes). The Coverage Tests will be used primarily to determine whether interest may be paid on the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes and whether Principal Proceeds may be reinvested in Substitute Collateral Debt Obligations, or whether Interest Proceeds and, to the extent needed, Principal Proceeds which would otherwise be used to pay interest on the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Subordinated Notes must instead be used to pay principal of the Class A Notes in the event of failure to satisfy the Class A Coverage Tests or, in the event of failure to satisfy the Class B Coverage Tests, to pay principal of the Class A Notes and, after redemption in full thereof, principal of the Class B Notes or, in the event of failure to satisfy the Class C Coverage Tests, to pay principal of the Class A Notes and, after redemption in full thereof, principal of the Class B Notes and, after redemption in full thereof, principal of the Class C Notes or, in the event of failure to satisfy the Class D Coverage Tests, to pay principal of the Class A Notes and the Class B Notes and, after redemption in full thereof, principal of the Class C Notes and, after redemption in full thereof, principal of the Class D Notes or, in the event of failure to satisfy the Class E Par Value Test, to pay principal of the Class E Notes (with Interest Proceeds only), in each case to the extent necessary to cause the Coverage Tests relating to the relevant Class of Notes to be met.

Each of the Class A Par Value Test, the Class A Interest Coverage Test, the Class B Par Value Test, the Class B Interest Coverage Test, the Class C Par Value Test, the Class C Interest Coverage Test, the Class D Par Value Test, the Class D Interest Coverage Test and the Class E Par Value Test shall be satisfied on a Measurement Date if the corresponding Par Value Ratio or Interest Coverage Ratio (as the case may be) is at least equal to the percentage specified in the table below in relation to that Coverage Test.

Coverage Test and Ratio	Percentage at which Test is Satisfied
Class A Par Value	130.48%
Class A Interest Coverage	115.00%
Class B Par Value	120.20%
Class B Interest Coverage	110.00%
Class C Par Value	113.53%
Class C Interest Coverage	106.00%
Class D Par Value	108.25%
Class D Interest Coverage	104.00%
Class E Par Value	104.12%

THE COLLATERAL MANAGEMENT AGREEMENT

The collateral management functions described herein will be performed by the Collateral Manager pursuant to authority granted to the Collateral Manager by the Issuer under the Collateral Management Agreement, subject to the Issuer monitoring the performance of the Collateral Manager. The Collateral Management Agreement contains procedures whereby any acquisition, disposal, reinvestment and management of the Portfolio will be subject to a calculation, in respect of certain matters and confirmation in respect thereof being given by the Collateral Administrator. Pursuant to the Collateral Management Agreement, the Issuer has delegated and may delegate authority to the Collateral Manager to carry out certain functions in relation to the Portfolio and the hedging arrangements without the requirement for specific approval by the Issuer, the Collateral Administrator or the Trustee.

Subject to the provisions of the Collateral Management Agreement, the Collateral Manager has agreed to perform the collateral management and related functions described herein.

Fees

Subject to the Priorities of Payment, the Collateral Manager shall be paid a Senior Collateral Management Fee and a Subordinated Collateral Management Fee on each Payment Date up to the Maturity Date (or, if earlier, the date upon which the Notes are to be redeemed in full). The Senior Collateral Management Fee shall be equal to 0.15 per cent. per annum of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding the applicable Payment Date. The Subordinated Collateral Management Fee shall be equal to 0.40 per cent. per annum of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding the applicable Payment Date. Any value added tax in respect of the Senior Collateral Management Fee or the Subordinated Collateral Management Fee (whether payable to the Collateral Manager or directly to the relevant Irish tax authority) shall be paid in the priority level as set out in the Interest Proceeds Priority of Payments. Any Senior Collateral Management Fee or Subordinated Collateral Management Fee accrued but unpaid on the Payment Date on which it is due will be added to the Collateral Management Fee due on the next occurring Payment Date (and, in the case of the Senior Collateral Management Fee and the Subordinated Collateral Management Fee, will accrue interest at the rate of EURIBOR plus 2 per cent. per annum) and shall be payable *pro rata* to the Collateral Manager and any former collateral managers by reference to the period of time that such entity was the "Collateral Manager".

If the Current Incentive Collateral Management Fee Threshold has been reached on any Payment Date (after taking into account all prior distributions to Class F Subordinated Noteholders and any distribution made to Class F Subordinated Noteholders on such Payment Date), to the extent of any remaining Interest Proceeds or Principal Proceeds or net proceeds following the enforcement of the security over the Collateral after due application of such proceeds in accordance with the relevant Priorities of Payment, the Current Incentive Collateral Management Fee Balance will be payable. The Current Incentive Collateral Management Fee Balance will be equal to the aggregate of all Current Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Current Incentive Collateral Management Fee Balance and less any amounts previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and added to the Deferred Collateral Management Amount and shall be paid to the Collateral Manager (together with any payment of value added tax payable in respect thereof (whether payable to the Collateral Manager or directly to the relevant Irish tax authority)). The Current Incentive Collateral Management Fee accruing on each Payment Date from the Closing Date will be equal to 0.10 per cent. per annum of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding the applicable Payment Date.

If the Final Incentive Collateral Management Fee Threshold has been reached on any Payment Date (after taking into account all prior distributions to Class F Subordinated Noteholders and any

distribution made to Class F Subordinated Noteholders on such Payment Date), to the extent of any remaining Interest Proceeds or Principal Proceeds or net proceeds following the enforcement of the security over the Collateral after due application of such proceeds in accordance with the relevant Priorities of Payment, the Final Incentive Collateral Management Fee Balance will be payable. The Final Incentive Collateral Management Fee Balance will be equal to the aggregate of all the Final Incentive Collateral Management Fees accrued since the Closing Date less the aggregate of all prior distributions made in respect of the Final Incentive Collateral Management Fee Balance and less any amounts previously designated by the Collateral Manager for reinvestment or payment of which has been previously deferred at the election of the Collateral Manager and added to the Deferred Collateral Management Amount and shall be paid to the Collateral Manager (together with any payment of value added tax payable in respect thereof (whether payable to the Collateral Manager or directly to the relevant Irish tax authority)) and the amount payable shall be no more than 50 per cent. of the remaining Interest Proceeds payable to the Class F Subordinated Noteholders. The Final Incentive Collateral Management Fee accruing on each Payment Date from the Closing Date will be equal to 0.20 per cent. per annum of the Average Aggregate Collateral Balance in respect of the Due Period immediately preceding the applicable Payment Date.

The Collateral Manager may designate for reinvestment or elect to defer the payment of some or all of the amount that would have been payable as a Senior Collateral Management Fee, Subordinated Collateral Management Fee, Current Incentive Collateral Management Fee Balance or Final Incentive Collateral Management Fee Balance. If at any time the Collateral Manager appointed under the Collateral Management Agreement ceases to act as Collateral Manager thereunder, then such party will continue to be entitled to the Current Incentive Collateral Management Fee Balance and, if applicable, the Final Incentive Collateral Management Fee Balance, as the case may be, as at the time such appointment ceases and such entitlement will be paid on subsequent Payment Dates on a *pro rata* and *pari passu* basis with any Successor Collateral Manager, subject to the Current Incentive Collateral Management Fee Threshold or the Final Incentive Collateral Management Fee Threshold, as the case may be, being reached on each relevant Payment Date.

If the appointment of the Collateral Manager is terminated due to a CM UK Tax Event, the Outgoing Collateral Manager will be paid a Make Whole Tax Event Fee equal to 0.60 per cent. multiplied by the Aggregate Collateral Balance (together with any payment of value added tax payable in respect thereof whether payable to the Collateral Manager or directly to the relevant taxing authority) as at the CM UK Tax Termination Date.

Removal and Resignation

Removal upon Breach of Par Value Ratios

The Collateral Manager may be removed upon at least 60 days' prior written notice by the Issuer or the Trustee acting at the direction of the holders of the Controlling Class, acting by Extraordinary Resolution, in the event that the Class B Par Value Ratio, as of any Measurement Date, is less than 100 per cent.

Removal for Cause

The Collateral Manager may be removed for Cause upon ten days' prior written notice by the Issuer in its own discretion or the Trustee, at the direction of the holders of (a) the Class F Subordinated Notes, acting by Extraordinary Resolution, or (b) the Controlling Class, acting by Extraordinary Resolution, provided that notice of such removal shall have been given to the holders of each Class of the Notes by the Issuer in accordance with Condition 16 (*Notices*). For the purposes of the Collateral Management Agreement, "**Cause**" will mean (i) wilful violation or the taking of any action by the Collateral Manager which it knew was in breach of a material provision (unrelated to the economic performance of the Collateral Debt Obligations) of the Collateral Management Agreement or the Trust Deed applicable to the Collateral Manager, (ii) breach by the Collateral Manager of any provision of the Collateral Management Agreement or the Trust Deed applicable to it (other than as specified in sub-clause (i) above) which breach (x) has a material adverse effect on Noteholders of

any Class and (y) if capable of being cured, is not cured within 30 days of the Collateral Manager becoming aware of, or receiving notice from the Issuer or the Trustee of, such breach, (iii) the failure of any representation, warranty, certification or statement made or delivered by the Collateral Manager in or pursuant to the Collateral Management Agreement or the Trust Deed to be correct in any material respect when made and such failure (x) has a material adverse effect on the Noteholders of any Class and (y) no correction is made for a period of 30 days after the Collateral Manager becoming aware of, or its receipt of notice from the Issuer or the Trustee of, such failure, (iv) the occurrence of certain events of bankruptcy or insolvency in respect of the Collateral Manager, (v) the occurrence of a default in the payment of principal or interest on the Notes when due and payable resulting from or caused by a breach by the Collateral Manager of its duties under the Collateral Management Agreement, which breach or default would result in an Event of Default under the Notes and is not cured within any applicable grace period, or (vi) the occurrence of an act by the Collateral Manager that constitutes fraud or criminal activity in the performance of its obligations under the Collateral Management Agreement or the Collateral Manager or any senior officer having responsibility for the investment of the Issuer's funds being indicted for having committed a criminal offence materially related to the Collateral Manager's primary business.

Removal for Tax Reasons

Without prejudice to the provisions of the Collateral Management Agreement relating to removal for Cause, if a CM UK Tax Event has occurred, the Collateral Manager may be removed if the Collateral Manager has failed to change the location from which it provides its collateral management services under the terms of the Collateral Management Agreement or has failed to arrange for another CELF Group Company which is not resident in the United Kingdom for United Kingdom tax purposes to replace it as Collateral Manager within 90 days of the date that the Collateral Manager first becomes aware of a CM UK Tax Event provided that either such change of location or replacement would reasonably have been expected to have had the effect of curing such CM UK Tax Event. Such 90 day period shall be extended by a further 90 days if the Collateral Manager has notified the Issuer before the end of the first 90 day period that it expects (i) to have changed the place from which it provides its collateral management services under the terms of the Collateral Management Agreement or (ii) to have arranged for another CELF Group Company which is not resident in the United Kingdom for United Kingdom tax purposes to have replaced it as Collateral Manager within 90 days of the end of the first 90 day period. Removal of the Collateral Manager as set out above will occur upon ten days prior written notice by the Trustee acting at the direction of the holders of (a) the Class F Subordinated Notes acting by Extraordinary Resolution or (b) the Controlling Class acting by Extraordinary Resolution, provided that notice of such removal shall have been given to the holders of each Class of the Notes by the Issuer in accordance with Condition 16 (*Notices*). "**CM UK Tax Event**" means that the Issuer has become subject to a UK corporation tax liability (as a result of the actions or inactions of the Collateral Manager causing the Issuer to be carrying on a trade in the United Kingdom through a United Kingdom permanent establishment) in sufficient amount such that the Class D Interest Coverage Ratio would be lower than 104.00 per cent. if calculated assuming payment by the Issuer of such UK tax liability.

Resignation

The Collateral Manager may at any time resign upon 45 days' prior written notice to the Issuer, the Collateral Administrator, the Trustee and the Rating Agencies.

No Resignation or Removal without the Appointment of a Successor

Subject as provided in the Collateral Management Agreement and as set out below, notwithstanding the above, no purported resignation or removal of the Collateral Manager shall be effective until a Successor Collateral Manager has been appointed in the manner specified in the Collateral Management Agreement.

Successor Collateral Manager

(a) In the event that the Collateral Manager has purported to resign or to have been removed as described above (and as more fully set out in the Collateral Management Agreement), the Issuer may, at its own discretion, appoint a successor Collateral Manager (the "**Successor Collateral Manager**") subject to:

(i) the Successor Collateral Manager (A) not being Affiliated with the Outgoing Collateral Manager, (B) being of recognised international standing, (C) having the ability to perform its duties under the Collateral Management Agreement without causing adverse tax consequences to the Issuer and (D) being legally qualified and having the capacity to act (including the regulatory capacity and authority to render asset management services to Irish counterparties) as the "**Collateral Manager**" under the Collateral Management Agreement;

(ii) the Issuer not becoming an investment company under the Investment Company Act as a result of such appointment;

(iii) Rating Agency Confirmation having been received in relation thereto; and

(iv) the approval of the Trustee acting at the direction of the Class F Subordinated Noteholders acting by way of Ordinary Resolution (including those Class F Subordinated Notes held by the Collateral Manager and/or its Affiliates and/or their respective employees), and the absence of any disapproval by the Controlling Class acting by Ordinary Resolution, in each case within 30 days of notice of such purported resignation or removal.

(b) Where either (A) the approval of the Trustee set forth in paragraph (iv) above has not occurred or (ii) the Controlling Class has disapproved the appointment of the first proposed Successor Collateral Manager, in each case within the 30 day period, the Issuer may, at its discretion and with effect from the date of the occurrence of the circumstances set forth in (A) or (B) of this paragraph (b) (as the case may be), appoint a second proposed Successor Collateral Manager which shall be subject to the conditions set forth in paragraphs (i) to (iv) (inclusive) above (and for such purpose, the 30 day time period in (z) above shall commence on the earlier of the circumstances set forth in (A) and (B) of this paragraph (b)).

(c) Where, in respect of the second proposed Successor Collateral Manager, either (A) the approval of the Trustee set forth in paragraph (iv) above has not occurred or (B) the Controlling Class has disapproved the appointment of a second proposed Successor Collateral Manager, in each case within the 30 day period, the Controlling Class acting by two-thirds majority, will be entitled within 30 days of the earlier of the circumstances set forth in (A) and (B) of this paragraph (c), to direct the Issuer to appoint a third proposed Successor Collateral Manager which shall be subject to the conditions set forth in paragraphs (i) and (ii) (inclusive) above and to direct the Trustee to accept such appointment.

(d) In the event that the Outgoing Collateral Manager has resigned or been removed as described above, and neither the Issuer nor the Controlling Class of Noteholders have appointed or approved a Successor Collateral Manager, the Outgoing Collateral Manager shall provide written confirmation to the Trustee that no Successor Collateral Manager has been appointed and the Portfolio will cease to be managed and from that date (the "**Static Date**") there shall be no further additions to or (until the appointment of the Disposal Agent) removals from the Portfolio. As soon as practicable after the Static Date, the Outgoing Collateral Manager will make a recommendation to the Issuer regarding the appointment of a Disposal Agent. As soon as a Disposal Agent is appointed, the Collateral Manager will be released of its obligations under the Collateral Management Agreement. The Disposal Agent will have limited powers in relation to management of the Portfolio. If the Outgoing Collateral Manager fails to recommend a Disposal Agent to the Issuer within three months of the Static

Date the Trustee in its sole discretion will appoint a Disposal Agent, provided that at the end of such three month period following the Static Date, the Collateral Manager will be released of its obligations under the Collateral Management Agreement, subject to the terms of the Collateral Management Agreement.

(e) No compensation payable to a Successor Collateral Manager from payments on the Collateral shall be greater than that paid to the Outgoing Collateral Manager without the prior written consent of the Class F Subordinated Noteholders, acting by Ordinary Resolution, provided that Rating Agency Confirmation shall have been given in relation thereto. Upon termination of the appointment of any Collateral Manager as specified in the Collateral Management Agreement, all power and authority of the Collateral Manager under the Collateral Management Agreement, whether in respect of the Collateral or otherwise, shall automatically and without action by any person or entity pass to and be vested in the Successor Collateral Manager upon the appointment thereof. For the first and second proposed Successor Collateral Manager, the Trustee (acting at the direction of the Class F Subordinated Noteholders acting by way of Ordinary Resolution (including those Class F Subordinated Notes held by the Collateral Manager and/or its Affiliates and/or their respective employees), and in the absence of any disapproval by the Controlling Class acting by Ordinary Resolution, in each case within 30 days of notice of such purported resignation or removal) can approve the payment of up to 0.25 per cent. per annum of the 0.40 per cent. per annum Subordinated Collateral Management Fee as the Senior Collateral Management Fee. For the third proposed Successor Collateral Manager the Controlling Class acting by two-thirds majority can approve the payment of up to 0.25 per cent. per annum of the 0.40 per cent. per annum Subordinated Collateral Management Fee as the Senior Collateral Management Fee. The total amount of fees payable to the Successor Collateral Manager from payments on the Collateral shall not be greater than that paid to the Outgoing Collateral Manager without the prior written consent of the Class F Subordinated Noteholders, acting by Ordinary Resolution provided that Rating Agency Confirmation shall have been given in relation thereto.

Notes held by Collateral Manager

Any Notes held by or on behalf of the Collateral Manager and/or its Affiliates (including, for the avoidance of doubt, any partners, managing members, advisers, directors, officers or employees of such entities) will have no voting rights with respect to any vote (or written direction or consent) in connection with the removal of the Collateral Manager and will be deemed not to be Outstanding in connection with any such vote provided that the Collateral Manager shall be entitled to attend and speak at meetings at which its removal is scheduled to be voted upon on the condition that it shall not be present during any vote relating to its removal; provided, further, that any Notes held by the Collateral Manager and/or its Affiliates (including, for the avoidance of doubt, any partners, managing members, advisers, directors, officers or employees of such entities) will have voting rights (including in respect of written directions and consents) with respect to all other matters as to which Noteholders are entitled to vote, including, without limitation, any vote in connection with the appointment of a Successor Collateral Manager which is not Affiliated with the Collateral Manager in accordance with the Collateral Management Agreement. Solely for purposes of determining whether any Notes are held by or on behalf of Affiliates of the Collateral Manager in connection with any vote relating to the removal of the Collateral Manager or to the appointment of a Successor Collateral Manager, "Affiliates", as regards any funds, shall be deemed to include only funds for which the Collateral Manager is the sole provider of collateral or investment management services.

Liability of the Collateral Manager

The Collateral Manager will agree in the Collateral Management Agreement to perform its obligations under the Collateral Management Agreement with reasonable care and, subject to the terms and conditions of the Collateral Management Agreement, to perform its obligations thereunder in a manner consistent with practices and procedures generally followed by prudent institutional collateral

managers. The Collateral Manager is exempted from liability arising out of or in connection with the performance of its duties under the Collateral Management Agreement except by reason of acts or omissions of the Collateral Manager constituting wilful misconduct, negligence or other breach of the terms of the Collateral Management Agreement (including but not limited to a failure to adhere to the Investment Restrictions set out in the Collateral Management Agreement) having a material adverse effect on the interests of the Issuer or any Class of Noteholders (acting as a Class) or the Trustee.

Indemnities

Collateral Manager's Indemnity

The Collateral Manager will agree in the Collateral Management Agreement to indemnify (as "**Indemnifying Party**") and hold harmless the indemnified parties set out therein (in such case, an "**Indemnified Party**") from and against all liabilities and expenses (as specified therein) and will reimburse in the case of the Issuer as an Indemnified Party, any and all, liabilities and expenses incurred by the Issuer (which shall not extend to any consequential loss or damage of any kind to the Issuer including lost profits and whether or not foreseeable, but for the avoidance of doubt excluding any amount contemplated or envisaged to be payable to or as the case may be by the Issuer in relation to the Transaction Documents) in respect of or arising out of any part (1), (2) or (3) Collateral Manager Breach (excluding for the avoidance of doubt, any part (4) Collateral Manager Breach (as such term is defined in the Collateral Management Agreement) to the extent not falling within a part (1), (2) or (3) Collateral Manager Breach) and, in the case of the Trustee as an Indemnified Party, any and all liabilities and expenses incurred by the Trustee or the Noteholders (which shall not extend to any consequential loss or damage of any kind to the Noteholders including lost profits and whether or not foreseeable but for the avoidance of doubt excluding any amount contemplated or envisaged to be payable to the Noteholders in relation to the Transaction Documents) in respect of or arising out of a part (1) Collateral Manager Breach (excluding, for the avoidance of doubt, any part (2), (3) or (4) Collateral Manager Breach to the extent not falling within a part (1) Collateral Manager Breach) except, in each case, to the extent that any such liability or expenses would not have been incurred but for any act or omission constituting wilful misconduct or negligence by the Issuer or the Trustee, as the case may be.

Issuer's Indemnity

The Issuer will agree in the Collateral Management Agreement to indemnify and hold harmless (the Issuer in such case, the "**Indemnifying Party**") the Collateral Manager and its partners, managing members, directors, officers, employees, shareholders, agents or Affiliates of the Collateral Manager and consultants and other similar advisers engaged by the Collateral Manager in the ordinary course of its business (other than, for the avoidance of doubt, its legal advisers) (such parties, in each case, an "**Indemnified Party**") (other than for the avoidance of doubt, in relation to such Indemnified Party in its capacity as a Noteholder) from and against any and all liabilities, and will reimburse each Indemnified Party for all expenses incurred in investigating, preparing, pursuing or defending any claim, action, proceeding or investigation with respect to any pending or threatened litigation, caused by, or arising out of or in connection with, the issuance of the Notes, the transactions contemplated by this Prospectus, the Trust Deed, the Collateral Management Agreement and/or any action taken by, or any failure to act by, such Indemnified Party; provided, however, that no Indemnified Party shall be indemnified for any liabilities or expenses it incurs as a result of any acts or omissions of any Indemnified Party finally determined and directly as a result of Collateral Manager Breaches.

Delegation

The Collateral Manager, without the prior consent of the Issuer, the Controlling Class or the Trustee, may employ third parties, including its Affiliates, to render asset management services (including collateral management services) and assistance to the Collateral Manager, provided that the Collateral Manager shall remain liable for its duties or liabilities under the Collateral Management Agreement regardless of the performance of any services by third parties and provided further that the Collateral

Manager shall notify the Issuer and the Trustee as soon as is reasonably practicable of any such appointment.

Assignment

The Collateral Manager, with the consent in writing of the Issuer and the Controlling Class acting by Extraordinary Resolution, may assign its rights and obligations under the Collateral Management Agreement; provided such assignment will not result in a material adverse tax event, binds the transferee in the same manner as the Collateral Manager is bound under the Collateral Management Agreement and Rating Agency Confirmation has been received in respect of the assignment. Upon such assignment of its rights and obligations under the Collateral Management Agreement, the Collateral Manager will be released from its obligations thereunder in accordance with the terms and conditions of the Collateral Management Agreement.

THE COLLATERAL ADMINISTRATOR

General

The Bank of New York is incorporated, with limited liability by Charter, under the Laws of the State of New York by special act of the New York State Legislature, Chapter 616 of the Laws of 1871. Its Head Office is situated at One Wall Street, New York, NY 10286, USA and it has a branch registered in England & Wales with FC No. 005522 and BR No. 000818 with its principal office in the United Kingdom situate at One Canada Square, London E14 5AL.

The Bank of New York is a leading provider of corporate trust and agency services. The Bank of New York and its subsidiaries and affiliates administer a portfolio of more than 90,000 trustee and agency appointments, representing $3 trillion in outstanding securities for more than 30,000 clients around the world. The Bank of New York is a recognised leader for trust services in several debt products, including corporate and municipal debt, mortgage-backed and asset-backed securities, derivative securities services and international debt offerings.

The Bank of New York Company, Inc. (NYSE: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manager their functional assets in more than 100 markets worldwide. The Bank of New York Company, Inc. has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, asset management, and private banking services. The Bank of New York Company, Inc's extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. The Bank of New York Company, Inc principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. Additional information is available at www.bankofny.com.

Termination and Resignation of Appointment of the Collateral Administrator

Pursuant to the terms of the Collateral Management Agreement, the Collateral Administrator may be removed (a) without cause at any time upon 45 days' prior written notice or (b) with cause by the Issuer or the Trustee at its discretion or acting upon the directions of the holders of a majority in Principal Amount Outstanding of the Class F Subordinated Notes forthwith upon prior written notice to the Collateral Administrator copied to the Issuer or Trustee (as applicable) and the Collateral Manager and upon written notice to Noteholders in accordance with Condition 16 (*Notices*). In addition the Collateral Administrator may also resign its appointment without cause on 90 days' prior written notice and with cause on ten days' prior written notice to the Issuer.

No removal or resignation of the Collateral Administrator shall be effective (i) until the date on which a successor Collateral Administrator agrees in writing to assume all of the Collateral Administrator's duties and obligations pursuant to the Collateral Management Agreement and Rating Agency Confirmation shall have been given in relation thereto and (ii) so long as any Notes shall be Outstanding, unless written notice thereof shall have been given to the Noteholders in accordance with Condition 16 (*Notices*). Upon the termination of the Collateral Management Agreement or upon the resignation of the Collateral Administrator, the Collateral Manager on behalf of the Issuer shall use its best efforts to appoint a successor Collateral Administrator, provided, however, that if within 120 days of the resignation of the Collateral Administrator, the Collateral Manager on behalf of the Issuer has not appointed a successor to the Collateral Administrator, the Collateral Administrator may itself appoint a successor Collateral Administrator reasonably acceptable to the Issuer, the Trustee and the Collateral Manager.

Liability of the Collateral Administrator

The Collateral Administrator will agree in the Collateral Management Agreement to perform its obligations under the Collateral Management Agreement in good faith, in a reasonable manner, and without wilful misconduct or negligence. Neither the Collateral Administrator nor any of its

Affiliates, directors, officers, employees, shareholders and agents will be liable to the Collateral Manager, the Issuer or others, except by reason of acts or omissions constituting wilful misconduct or negligence of the Collateral Administrator's duties under the Collateral Management Agreement.

HEDGING ARRANGEMENTS

1. Currency Hedging

1.1 Asset Swap Transactions

The Issuer or the Collateral Manager (acting on behalf of the Issuer) may purchase Restricted Currency Collateral Debt Obligations, provided that either (i) within six months of settlement of the acquisition of any such Restricted Currency Collateral Debt Obligations, the Issuer (or the Collateral Manager on behalf of the Issuer) shall enter into an Asset Swap Transaction in respect of such Unhedged Collateral Debt Obligation or, failing which, shall immediately sell such Unhedged Collateral Debt Obligation or (ii) upon acquisition, the Issuer enters into an Asset Swap Transaction pursuant to the terms of which initial and final principal exchanges are made to fund the Issuer's acquisition of the related Restricted Currency Collateral Debt Obligation and converts the proceeds received in respect thereof at maturity and coupon exchanges are made at the exchange rate specified for such transaction. The entry into any Asset Swap Transaction shall, save in the case of Form-Approved Asset Swaps, be subject to receipt of Rating Agency Confirmation and shall in addition be subject to there being no withholding or deduction for or on account of any tax required in respect of any payments by both parties to such Asset Swap Transaction at the time of entry into such transaction.

Interest accrued on any PIK Security may be the subject of an Asset Swap Transaction to the extent accrued prior to the date of acquisition thereof, but not to the extent accrued at any time thereafter.

The Collateral Manager (acting on behalf of the Issuer) shall convert all amounts received by it in respect of any Restricted Currency Collateral Debt Obligations into Euro promptly upon receipt thereof at the then Spot Rate and shall procure that such amounts are paid into the Euro Principal Account or the Euro Interest Account, as applicable, determined by reference to the nature of the payments so received.

For the purposes of the Coverage Tests, the Minimum Weighted Average Spread Test and the CDO Monitor Test, an Asset Swap Obligation shall be included as a Collateral Debt Obligation having the relevant characteristics of the related Asset Swap Transaction and not of the related Restricted Currency Collateral Debt Obligation, unless the Collateral Manager (acting on behalf of the Issuer) determines otherwise and receives Rating Agency Confirmation in respect of such determination.

For the purposes of the Collateral Quality Tests and the Portfolio Profile Tests other than the Minimum Weighted Average Spread Test and the CDO Monitor Test, an Asset Swap Obligation shall be included as a Collateral Debt Obligation having the relevant characteristics of the related Restricted Currency Collateral Debt Obligation and not of the related Asset Swap Transaction, unless the Issuer, following consultation with the Collateral Manager, determines otherwise and receives Rating Agency Confirmation.

1.2 Replacement Asset Swap Transactions

In the event that any Asset Swap Transaction terminates in whole at any time in circumstances in which the applicable Asset Swap Counterparty is the "Defaulting Party" or sole "Affected Party" (each as defined in the applicable Asset Swap Agreement) the Issuer, or the Collateral Manager on its behalf, shall use commercially reasonable efforts to enter into a Replacement Asset Swap Transaction on substantially the same terms as such Asset Swap Transaction within 30 days of the termination thereof with a counterparty which (or whose guarantor) satisfies the applicable Rating Requirement and which has the Irish regulatory capacity to enter into derivatives transactions with Irish residents.

In the event of termination of an Asset Swap Transaction in the circumstances referred to above, any Asset Swap Counterparty Termination Payment will be paid into the Asset Swap

Termination Receipts Account and shall be applied towards the costs of entry into a Replacement Asset Swap Transaction, together with, where necessary, Interest Proceeds and/or Principal Proceeds that are available for such purpose on any Payment Date pursuant to the Priorities of Payment, subject to receipt of Rating Agency Confirmation, save:

(a) where the Issuer, or the Collateral Manager acting on its behalf, determines not to replace such Asset Swap Transaction and Rating Agency Confirmation is received in respect of such determination; or

(b) where termination of the Asset Swap Transaction occurs on a Redemption Date pursuant to Conditions 7(a) (*Final Redemption*), 7(b) *(Redemption at the Option of the Class F Subordinated Noteholders*) or 10 (*Events of Default*); or

(c) to the extent that such Asset Swap Counterparty Termination Payment is not required for application towards the costs of entry into such Replacement Asset Swap Transaction,

in which event such Asset Swap Counterparty Termination Payment shall be paid into the Euro Principal Account and shall constitute Unscheduled Principal Proceeds.

In the event that the Issuer receives any Asset Swap Replacement Receipt upon entry into a Replacement Asset Swap Transaction, such amount shall be paid into the Euro Principal Account and applied directly by the Collateral Manager (acting on behalf of the Issuer) in payment of any Asset Swap Termination Payment payable upon termination of the Asset Swap Transaction being so replaced. To the extent not fully paid out of Asset Swap Replacement Receipts, any Asset Swap Termination Payment payable by the Issuer shall be paid to the applicable Asset Swap Counterparty on the next Payment Date in accordance with the Priorities of Payment. To the extent not required for making any such Asset Swap Termination Payment, such Asset Swap Replacement Receipts shall be paid into the Euro Principal Account and shall constitute Unscheduled Principal Proceeds.

In the event that a Replacement Asset Swap Transaction cannot be entered into in such circumstances, the Collateral Manager, acting on behalf of the Issuer, shall sell the applicable Restricted Currency Collateral Debt Obligation, pay the proceeds thereof to the applicable Asset Swap Counterparty, to the extent required pursuant to the terms of such Asset Swap Transaction and/or to the extent not so required, shall convert all or part of such proceeds, as applicable, into Euro and shall pay them into the Euro Principal Account. In the event that such proceeds are insufficient to pay any termination payment to an Asset Swap Counterparty in full, such amount, including any Defaulted Hedge Termination Payment, shall be paid out of Interest Proceeds and/or Principal Proceeds on the next following Payment Date in accordance with the Priorities of Payment.

1.3 Portfolio Currency Hedge Transactions

On or about the Closing Date, the Issuer will, subject to Rating Agency Confirmation, enter into Sterling Options and US Dollar Options with the Initial FX Derivative Counterparty satisfying the Rating Requirement. Subsequent Portfolio Currency Hedge Transactions (subject to Rating Agency Confirmation) may be entered into with any FX Derivative Counterparty, provided that any FX Derivative Counterparty satisfies the applicable Rating Requirement (taking into account any guarantor thereof) and has the regulatory capacity to enter into derivatives transactions with Irish residents.

The Initial FX Derivative Agreement (and any other FX Derivative Agreement) are documented under a 1992 Master Agreement (Multicurrency – Cross Border) in the form published by the International Swaps and Derivatives Association, Inc. ("**ISDA**"). Transactions entered into under an FX Derivative Agreement are documented in confirmations to such FX Derivative Agreement.

The Initial FX Derivative Agreement and any other FX Derivative Agreement will be governed by English law and shall contain limited recourse and non-petition provisions in favour of the Issuer.

The Sterling Options and the US Dollar Options will be subject to the Portfolio Currency Hedging Procedures which will determine when they will be exercised or sold (subject to Rating Agency Confirmation). The Portfolio Currency Hedging Procedures will be set out in the Collateral Management Agreement.

2. **Interest Rate Hedge Transactions**

2.1 The Issuer (or the Collateral Manager on its behalf) may enter into Interest Rate Hedge Transactions from time to time in order to hedge any interest rate mismatch between the Notes (other than the Class F Subordinated Notes) and the Collateral Debt Obligations, subject to receipt of Rating Agency Confirmation in respect thereof.

2.2 **Replacement Interest Rate Hedge Transactions**

In the event that an Interest Rate Hedge Transaction terminates in whole at any time as a result of an "Event of Default" or "Termination Event" thereunder under which the applicable Interest Rate Hedge Counterparty is the "Defaulting Party" or sole "Affected Party" (each such term as defined in the applicable Interest Rate Hedge Agreement), the Issuer shall use reasonable endeavours to enter into a Replacement Interest Rate Hedge Transaction on substantially the same terms as the Hedge Transaction so terminated within 90 days of termination thereof with an Interest Rate Hedge Counterparty which satisfies the applicable Ratings Requirement.

3. **Standard Terms of Hedge Agreements**

Each Hedge Agreement entered into by or on behalf of the Issuer shall contain the following standard provisions, save to the extent agreed otherwise by the Issuer, the applicable Hedge Counterparty and the Collateral Manager and subject to receipt of Rating Agency Confirmation in respect thereof.

Calculation Agent The Hedge Counterparty under each Hedge Agreement shall be the Calculation Agent thereunder unless the Hedge Counterparty is the sole Defaulting Party, in which case the Calculation Agent shall be the Issuer.

Netting Payment netting shall only be permitted in respect of the same Hedge Transaction.

Gross Up Under each Hedge Agreement neither the Issuer nor the applicable Hedge Counterparty will be obliged to gross up any payments thereunder in the event of any withholding or deduction required thereon. Any such event will, however, result in a "Tax Event" (as defined in such Hedge Agreement) which is a "Termination Event" for the purposes of each Hedge Agreement. In the event of the occurrence of a Tax Event, the Hedge Agreement includes provision for the relevant Affected Party (as defined therein) to use all reasonable commercial efforts to transfer its obligations under such Hedge Agreement to an Affiliate (as defined in such Hedge Agreement) (in the case of the Hedge Counterparty) or to an entity incorporated in an alternative jurisdiction (in the case of the Issuer) subject to satisfaction of the conditions specified therein.

Limited Recourse The obligations of the Issuer under each Hedge Agreement will be limited to the proceeds of enforcement of the Collateral as applied in accordance with the Priorities of Payment set out in Condition 3(c) (*Priorities of Payment*).

Non-Petition The Hedge Counterparty hereby irrevocably and unconditionally agrees that it will not institute against, or join any other person in instituting against, the Issuer, any bankruptcy, examination, reorganisation, arrangement, insolvency, examinership, winding-up,

liquidation or similar proceeding under the laws of Ireland or any other jurisdiction, save for lodging a claim in the liquidation of the Issuer which is initiated by another party or taking proceedings to obtain a declaration or judgment as to the obligations of the Issuer in relation thereto.

Termination Provisions Under each Hedge Agreement, the Issuer (or the Collateral Manager on its behalf) will be able to terminate such Hedge Agreement if there is an Event of Default or a Termination Event (each as defined in such Hedge Agreement and described below) with respect to the applicable Hedge Counterparty and such Hedge Counterparty will be able to terminate such Hedge Agreement if there is an Event of Default or a Termination Event (as defined in such Hedge Agreement and as described below) with respect to the Issuer. Each Hedge Agreement contains events of default and termination events commonly found in standard ISDA documentation save for (i) the disapplication as regards both parties of the Event of Default relating to "Default under Specified Transaction" (except, in respect of the Hedge Counterparty, where such Hedge Counterparty is a party to more than one Hedge Agreement with the Issuer), (ii) the disapplication as regards the Issuer only of the Event of Default relating to "Cross Default", "Breach of Agreement", "Credit Support Default" (except in respect of the return of any excess collateral to the Hedge Counterparty) and "Misrepresentation" (except in respect of certain standard corporate representations regarding the Issuer) and (iii) the disapplication as regards both parties of the Termination Event relating to "Credit Event Upon Merger".

In addition, each Hedge Agreement shall contain the following Additional Termination Events:

(a) an Event of Default has occurred in respect of the Notes and the Trustee has taken Enforcement Action, for the purposes of which the Hedge Counterparty may designate an early termination date thereunder;

(b) the Notes are redeemed in whole prior to their stated maturity (otherwise than as a result of an Event of Default thereunder), for the purposes of which an early termination date shall occur automatically in full on the Redemption Date of the Notes;

(c) any modification of the Priorities of Payment without the prior written consent of the Hedge Counterparty which is materially prejudicial to the Hedge Counterparty (in its capacity as such) with respect to its position in the Priorities of Payment, and the payment obligations in priority thereto or *pari passu* therewith as a "Hedge Counterparty" following which the Hedge Counterparty may designate an early termination date thereunder; and

(d) failure by the Hedge Counterparty to take any action required under paragraphs (a), (b) or (c) under the "Rating Downgrade Requirements" described below, unless Rating Agency Confirmation has been received by the Trustee notwithstanding such failure, following which the Issuer may designate an early termination date thereunder, provided that the Issuer may only designate an early termination date upon non-compliance with such provisions if the Issuer has found a replacement counterparty willing to enter into a new transaction on terms that reflect as closely as reasonably possible (as the Issuer may, in its absolute discretion, determine) the economic and legal terms of the terminated Hedge Transactions with the Hedge Counterparty.

For the purposes of the Additional Termination Events, specified in paragraphs (a), (b) and (c) above, the Issuer shall be the sole "Affected Party" (as defined in the applicable Hedge Agreement) and for the purposes of that specified in paragraph (d) above, the applicable Hedge Counterparty shall be the sole "Affected Party" (as defined in the applicable Hedge Agreement). The Issuer has in the Collateral Management Agreement, delegated the exercise

of its right to designate an early termination date upon an Event of Default or Termination Event under any Hedge Agreement, to the Collateral Manager together with all other rights in respect thereof, including, to the extent applicable, the calculation of any Termination Payment (as defined below).

Upon the occurrence of any Event of Default or Termination Event (each as defined in the applicable Hedge Agreement), a Hedge Agreement may be terminated by the Issuer or the Collateral Manager on its behalf in accordance with the detailed provisions thereof and a lump sum (the "**Termination Payment**") may become payable by the Issuer to the applicable Hedge Counterparty or vice versa. Subject as provided below, such Termination Payment will be determined by the applicable Hedge Counterparty and/or the Issuer (or the Collateral Manager on its behalf) by reference to market quotations obtained in respect of the entry into a replacement swap(s) on the same terms as that terminated or as otherwise described in the applicable Hedge Agreement or, to the extent that such determination does not produce a commercially reasonable result, any loss suffered by a party. In the circumstances where the Hedge Counterparty is the "Defaulting Party" or the sole "Affected Party" (except for termination for Illegality (as defined in the applicable Hedge Agreement) of a "Tax Event"), such Termination Payments will, in most cases, be determined by reference to "live-bids" obtained in respect of the entry into such replacement swap(s), all as more particularly specified in the applicable Hedge Agreement.

Rating Downgrade Requirements

Unless written notification to the contrary has been received from the Rating Agencies, following the occurrence of an Initial Rating Event and/or a Subsequent Rating Event, the applicable Hedge Counterparty shall comply with the following provisions, as applicable:

(a) if an Initial Rating Event occurs and is continuing with respect to the applicable Hedge Counterparty, then such Hedge Counterparty shall, within 30 Business Days thereafter, either:

  (i) at its sole option and expense, provide, or cause to be provided, a Third Party Credit Support Document from an entity satisfying the Rating Requirement applicable to such Hedge Counterparty to the Issuer; or

  (ii) at its sole option and expense, transfer its rights and obligations under the applicable Hedge Agreement and all related confirmations to an entity satisfying the applicable Rating Requirement or at is sole option and expense, post collateral with the Issuer pursuant to an appropriate mark to market collateral agreement acceptable to the Rating Agencies; or

  (iii) at its sole option and expense, post collateral in the applicable Required Collateral Amount with the Issuer in accordance with their terms of an Approved Credit Support Document;

(b) if a Subsequent Rating Event occurs and is continuing with respect to any Hedge Counterparty, then such Hedge Counterparty shall, prior to the date that is 10 calendar days after the occurrence of a Subsequent Rating Event, either:

  (i) to the extent that it has not already done so in accordance with paragraph (a) above, at its sole option and expense, use commercially reasonable efforts to provide, or cause to be provided, (i) a Third Party Credit Support Document from an entity satisfying the Rating Requirement applicable to such Hedge Counterparty to the Issuer; and (ii) an opinion of counsel satisfactory to the Issuer and the Rating Agencies as to the Issuer's ability to terminate the Hedge Transaction following such Subsequent Rating Event; or

(ii) at its sole option and expense, use commercially reasonable efforts to transfer its rights and obligations under the applicable Hedge Agreement and all related confirmations to an entity satisfying the applicable Rating Requirement; and

(iii) prior to the date that is 10 calendar days after the occurrence of a Subsequent Rating Event, post collateral in the applicable Required Collateral Amount with the Issuer in accordance with the terms of the Approved Credit Support Documents;

(c) if:

(i) on or prior to the date that is 30 calendar days after the occurrence of an Initial Rating Event or 10 calendar days after the occurrence of a Subsequent Rating Event, as the case may be, the applicable Hedge Counterparty has not provided a Third Party Credit Support Document as provided in paragraph (a)(i) or (b)(i) above, as applicable, or transferred its rights and obligations as provided in paragraph (a)(ii) or (b)(ii) above, as applicable or posted collateral in the applicable Required Collateral Amount as provided in paragraph (a)(iii) or (b)(iii) above, as applicable; or

(ii) the applicable Hedge Counterparty has provided a Third Party Credit Support Document as provided in paragraph (a)(i) or (b)(i) above, as applicable, but such Third Party Credit Support Document has ceased to be in effect

then, on the first Business Day following the date that is 30 calendar days after the occurrence of the Initial Rating Event or 10 calendar days after the occurrence of the Subsequent Rating Event, as the case may be, (in respect of paragraph (a)(i) or (a)(iii) or (b)(i) or (b)(iii) above, as applicable) or on the first Business Day following the date on which the Third Party Credit Support Document referred to in paragraph (a)(ii) or (b)(ii) above, as applicable, has ceased to be in effect, such failure will constitute an Additional Termination Event (as defined under the Hedge Agreement) (exercisable at the option of the Issuer and subject, in the case of a failure to find a replacement Hedge Counterparty under (b)(ii) above, that at least one "live-bid" has been obtained from an eligible replacement Hedge Counterparty). In addition, upon the failure of the Hedge Counterparty to post collateral under (b)(iii) above, an event of default (exercisable by the Issuer) will be deemed to have occurred. In each such circumstance, the Issuer will be entitled to terminate such Hedge Agreement. Notwithstanding the applicable Hedge Counterparty's posting of collateral in accordance with the terms of the Approved Credit Support Documents, in the case of a Subsequent Rating Event, the applicable Hedge Counterparty shall use commercially reasonable efforts to either transfer its rights and obligations to an acceptable third party or provide a Third Party Credit Support Document on or prior to the date that is 30 calendar days after the occurrence of such Subsequent Rating Event. Notwithstanding the foregoing, any Hedge Counterparty's obligations under paragraphs (a), (b) and (c) above shall remain in effect only for so long as an Initial Rating Event or Subsequent Rating Event, as applicable, is continuing with respect to such Hedge Counterparty.

"**Approved Credit Support Document**" means collateral agreements in the form of the 1995 ISDA Credit Support Annex (ISDA Agreements subject to English Law).

"**Initial Rating Event**" means with respect to a Hedge Counterparty (to the extent that such Hedge Counterparty's relevant obligations are rated by Moody's or S&P, as applicable), if (a) such Hedge Counterparty has only a long term senior unsecured debt rating by Moody's, such long-term debt rating is "A2" or lower or (b) such Hedge Counterparty has both a short term senior unsecured debt rating and a long-term senior unsecured debt rating by Moody's, either the short-term rating is "P-2" or lower or the long-term debt rating is "A3" or lower or

(c) such Hedge Counterparty's short term senior unsecure debt rating by S&P is lower than "A-1+".

"**Moody's Collateral Requirement**" means such amount as may be required by Moody's at such time, provided that is shall not be more onerous than the criteria set out in the Special Report entitled "*Framework for De-Linking Hedge Counterparty Risks from Global Structured Finance Cashflow Transactions*" published by Moody's on 25 May 2006.

"**Required Collateral Amount**" means the greater of the Moody's Collateral Requirement and the S&P Collateral Requirement.

"**S&P's Collateral Requirement**" means such amount as may be required by S&P at such time, provided that it shall not be more onerous than the criteria set out in the article entitled "Standard & Poor's Global Interest Rate and Currency Swap Counterparty Rating Criteria Expanded" published by S&P on 17 December 2003 and in the article entitled "Global Interest Rate and Currency Swaps: Calculating the Collateral Required Amount" published by S&P on 26 February 2004.

"**Subsequent Rating Event**" means with respect to a Hedge Counterparty (to the extent that such Hedge Counterparty's relevant obligations are rated by Moody's or S&P, as applicable) if (a) such Hedge Counterparty has only a long term senior unsecured debt rating by Moody's, such long-term debt rating is "Baa1" or lower or (b) such Hedge Counterparty has both a short-term senior unsecured debt rating and a long-term senior unsecured debt rating by Moody's, either the short-term debt rating is "P-3" or lower or the long-term debt rating is "A3" or lower or (c) such Hedge Counterparty's short-term senior unsecured debt rating by S&P is lower than "A-3" or (d) such other ratings as are contained in the applicable Form-Approved Hedge.

"**Third Party Credit Support Document**" means any agreement or instrument (including any guarantee, insurance policy, security agreement or pledge agreement) whose terms provide for the guarantee of the applicable Hedge Counterparty's obligations under the applicable Hedge Agreement by a third party.

Failure by the applicable Hedge Counterparty to take any action required under the ratings downgrade requirements above, unless Rating Agency Confirmation has been received notwithstanding such failure, will constitute an Additional Termination Event in respect of any Hedge Agreements, entitling the Issuer to terminate such Hedge Agreement.

Transfer and Modification

The Collateral Manager, acting on behalf of the Issuer, may not modify any Hedge Transaction or Hedge Agreement without Rating Agency Confirmation in relation to such modification, save in the case of any Asset Swap Transaction to the extent that it would constitute a Form-Approved Asset Swap following such modification. A Hedge Counterparty may transfer its rights and obligations under a Hedge Agreement to any institution which (or whose Credit Support Provider (as defined in the applicable Hedge Agreement)) satisfies the applicable Rating Requirement.

Governing Law

Each Hedge Agreement together with each Hedge Transaction thereunder will be governed by, and construed in accordance with, the laws of England.

4. **Offsetting Credit Default Swaps**

The Collateral Manager, acting on behalf of the Issuer, may from time to time enter into Offsetting Credit Default Swaps. An "**Offsetting Credit Default Swap**" is an unfunded credit default swap entered into between the Issuer (as protection buyer) and an Offsetting

Credit Default Swap Counterparty (as protection seller), the Reference Obligation(s) of which is a Collateral Debt Obligation owned by the Issuer the effect of which hedges (in whole or in part) the Issuer's credit exposure under such Collateral Debt Obligation.

The entry into, or acquisition of, any Offsetting Credit Default Swap will be subject to Rating Agency Confirmation (save in relation to an Offsetting Credit Default Swap which is a Form-Approved Offsetting Credit Default Swap), will be subject to the limits specified in the Bivariate Risk Table, and will be subject to:

4.1 at the time such Offsetting Credit Default Swap is entered into, the Minimum Weighted Average Spread Test will be satisfied; and

4.2 the Offsetting Credit Default Swap having a notional amount less than or equal to (1) the principal amount of the related Collateral Debt Obligation (other than a Collateral Debt Obligation which is a Collateralised Credit Default Swap) that is a Reference Obligation or (2) in the case of a Collateralised Credit Default Swap the notional amount of such Collateralised Credit Default Swap; and

4.3 the maturity of an Offsetting Credit Default Swap must be equal to or longer than the maturity of the related Collateral Debt Obligation that is the Reference Obligation and may not exceed the Maturity Date of the Notes; and

4.4 the Offsetting Credit Default Swap containing limited recourse and non-petition provisions in favour of the Issuer similar to those set out in the Collateral Management Agreement.

In the event of any sale, prepayment or repayment of any Collateral Debt Obligation which is the Reference Obligation in respect of an Offsetting Credit Default Swap, if such sale, prepayment or repayment would result in the Principal Balance of the related Collateral Debt Obligation being less than the notional amount of the relevant Offsetting Credit Default Swap then, at the discretion of the Collateral Manager, (i) all or part, as applicable, of that Offsetting Credit Default Swap will be sold or unwound so that its notional amount is less than or equal to the Principal Balance of the related Collateral Debt Obligation or (ii) such excess notional amount shall be deemed to be a Credit Short Obligation provided that following such sale, prepayment or repayment all the conditions applicable under the Transaction Documents for the entering into of Credit Short Obligations, including but not limited to, the inclusion of limited recourse and non-petition provisions in favour of the Issuer similar to those set out in the Collateral Management Agreement, would be satisfied.

For the avoidance of doubt, subject to Rating Agency Confirmation from S&P, the notional amount of any Offsetting Credit Default Swap whose maturity and amortisation are equal to the Reference Obligation shall be deemed to have an "AAA" credit rating by S&P.

DESCRIPTION OF THE LIQUIDITY FACILITY AGREEMENT

Liquidity Facility Agreement

The Issuer, the Trustee, the Collateral Manager, the Collateral Administrator and Lloyds TSB Bank PLC in its capacity as a liquidity facility provider (the "**Liquidity Facility Provider**") will enter into a multi-currency liquidity facility agreement (the "**Liquidity Facility Agreement**") to be dated on or about the Closing Date.

Commitment

The maximum amount of the facility under the Liquidity Facility Agreement will be €6,000,000 (for the purposes of which, drawings in Sterling or U.S. Dollars, shall be converted into Euro at the Initial Rate of Exchange) until the end of the Commitment Period (as defined below). Notwithstanding the fact that no further drawings may be made under the Liquidity Facility Agreement after the expiry of the Commitment Period (save unless otherwise agreed by the Liquidity Facility Provider in the case of the refinancing of a drawing initially made during such period), it is possible that drawings could remain outstanding thereafter, to the extent that the Interest Period (as defined in the Liquidity Facility Agreement) applicable thereto extends beyond the end of the Commitment Period and subject always to the terms of the Liquidity Facility Agreement.

Purpose

For the period from the Closing Date until the date which is 364 days after the Closing Date and, assuming that the Liquidity Facility Provider agrees to extend such period (see "*Extension of Commitment Period*" below), each subsequent period of 364 days (each, a "**Commitment Period**"), the Issuer will, subject to satisfaction of certain conditions, on a drawdown request date and on a Drawdown Date be entitled on a date no later than two Business Days prior to a Payment Date to draw under the Liquidity Facility Agreement in Euro, Sterling or US Dollars. Such drawn amount shall be used to make such payments in accordance with the Priorities of Payment in respect of:

(i) Interest Proceeds (each, an "**Initial Interest Payment Drawdown**") or, to the extent required, the refinancing of any Initial Interest Payment Drawdown (or any refinancing of any portion thereof) (each, a "**Subsequent Interest Payment Drawdown**") on any Payment Date; or

(ii) funding the acquisition of, or the exercise of any option or warrant comprised in, a Collateral Enhancement Obligation (each, an "**Initial Collateral Enhancement Obligation Drawdown**") or, to the extent required, the refinancing of any Initial Collateral Enhancement Obligation Drawdown (or any refinancing thereof) (each, a "**Subsequent Collateral Enhancement Obligation Drawdown**"); or

(iii) paying the amount of any break costs payable pursuant to the Class A-1 VF Note Purchase Agreement ("**VFN Break Costs Drawdown**"),

and not for any other purpose provided that the maximum aggregate amount which may be drawn down for such purposes on any Drawdown Date shall not exceed the applicable amounts referred to below under "*Drawings*". The commitment under the Liquidity Facility Agreement will be cancelled in full automatically at close of business on the last day of the Commitment Period. The Commitment Period may be extended at the request of the Issuer or the Collateral Manager and, other than in connection with a Prefunded Commitment, with the consent of the Liquidity Facility Provider. See "*Extension of Commitment Period*" below.

Drawings

Funds may be drawn down under the Liquidity Facility Agreement for the following purposes:

(i) paying any amounts payable pursuant to the Priority of Payments in respect of Interest Proceeds on any Payment Date. Such funds may be drawn on any Business Day on not less

than two Business Days' prior written notice up to a limit not exceeding the lesser of (a) the Available Commitment (taking into account any drawings scheduled to be repaid on or prior to any Drawdown Date and subject to the Collateral Administrator confirming that there will be sufficient amounts available in the relevant Accounts to make repayment in full on such date) and (b) the sum of (i) the Accrued Euro Collateral Interest Amount (in the case of a Euro denominated drawing), (ii) the Accrued Sterling Collateral Interest Amount (in the case of a Sterling denominated drawing), and (iii) the Accrued US Dollar Collateral Interest Amount (in the case of a US Dollar denominated drawing), or (iv) such lesser amount as determined by the Collateral Manager, provided that, any Sterling or US Dollar denominated drawing may be drawn up to the Accrued Sterling Collateral Interest Amount and Accrued US Dollar Collateral Interest Amount (as applicable) and any Euro denominated drawing may be drawn up to the Accrued Euro Collateral Interest Amount plus any undrawn Accrued Sterling Collateral Interest Amount and/or undrawn Accrued US Dollar denominated drawing, each converted into Euro at the relevant Spot Rate and provided further that, for the purposes of this calculation, in relation to (ii) and (iii) above, such amounts shall be converted into Euro at the relevant Spot Rate, and in the case of (i), (ii) and (iii) above, such amount shall be determined as of the Determination Date occurring immediately prior to the immediately following Payment Date and provided that where the proposed Drawdown Date (as such term is defined in the Liquidity Facility Agreement) of such drawing is more than eight Business Days prior to a Payment Date, the Accrued Euro Collateral Interest Amount, the Accrued Sterling Collateral Interest Amount and the Accrued US Dollar Collateral Interest Amount, as applicable, shall be estimated by the Collateral Manager acting in good faith, subject always to the limits as set out in the Liquidity Facility Agreement; or

(ii) requesting and making an Initial Collateral Enhancement Obligation Drawdown, subject always to the limits as set out in the Liquidity Facility Agreement; or

(iii) requesting and making a Subsequent Drawdown:

(A) in an amount not exceeding the lesser of:

(1) the Available Commitment; and

(2) the amount of the Initial Drawdown which such Subsequent Drawdown is refinancing;

(B) in the case of any Subsequent Interest Payment Drawdown, at any time after the Drawdown Date of the related Initial Interest Payment Drawdown, provided that the Repayment Date thereof does not fall after the date falling nine Business Days prior to the second Payment Date following the Drawdown Date of such Initial Interest Payment Drawdown (unless otherwise agreed in writing by the Liquidity Facility Provider); and

(C) in the case of any Subsequent Collateral Enhancement Obligation Drawdown, at any time after the Drawdown Date of the related Initial Collateral Enhancement Obligation Drawdown, provided that the Repayment Date thereof does not fall after the date falling nine Business Days prior to the next following Payment Date following the Drawdown Date of such Initial Collateral Enhancement Obligation Drawdown; or

(iv) requesting and making a VFN Break Costs Drawdown, subject always to the limits set out in the Liquidity Facility Agreement.

The obligations of the Liquidity Facility Provider to the Issuer under the Liquidity Facility Agreement shall be subject to the following conditions precedent:

(a) the Notes having been issued;

(b) the Issuer having acquired or committed to acquire Collateral Debt Obligations with an aggregate Principal Balance of at least 60 per cent. of the Target Par Amount; and

(c) the Liquidity Facility Provider having received all the documents as set out in the Liquidity Facility Agreement.

The draw down of any Initial Drawdown, Subsequent Drawdown or VFN Break Cost Drawdown shall be subject to the following conditions precedent (among others):

(a) on both the date of the Drawdown Request and the Drawdown Date for that Initial Drawdown, Subsequent Drawdown or VFN Break Cost Drawdown no Default (as defined in the Liquidity Facility Agreement) is outstanding or would result from such Initial Drawdown, Subsequent Drawdown or VFN Break Cost Drawdown;

(b) (i) the Relevant Monthly Report (which shall be delivered to the Liquidity Facility Provider) is delivered immediately prior to the date of relevant Drawdown Request and shows that the Class A Par Value Ratio is at least 100 per cent.; or

(ii) in the event that the Collateral Administrator provides prior notice of the Relevant Monthly Report being unavailable on the date of the relevant Drawdown Request, an estimate by the Collateral Manager acting in good faith of the Class A Par Value Ratio being at least 100 per cent. shall be delivered with the relevant Drawdown Request;

(c) the Relevant Monthly Report or estimate, by the Collateral Manager, acting in good faith referred to in paragraph (b) above, as applicable, is delivered to the Liquidity Facility Provider (at the address specified by it from time to time);

(d) the ratings by either of the Rating Agencies of any of the Class A Notes or Class B Notes have not been reduced by such Rating Agency by at least one sub-category from the Initial Ratings and have not been withdrawn by such Rating Agency;

(e) the ratings by either of the Rating Agencies of any of the Class C Notes, Class D Notes or Class E Notes have not been reduced by such Rating Agency by at least two sub-categories from the Initial Ratings and have not been withdrawn by such Rating Agency; and

(f) in the case of any Initial Collateral Enhancement Obligation Drawdown only:

(i) each Coverage Test is satisfied both immediately before and if recalculated immediately following any such Initial Collateral Enhancement Obligation Drawdown; and

(ii) there are insufficient amounts available in the Collateral Enhancement Account and the Interest Account to fund the purchase of such Initial Collateral Enhancement Obligation Drawdown at such time (and the amount of such Initial Collateral Enhancement Obligation Drawdown is equal to the amount of such shortfall); and

(iii) the sum of all Initial Collateral Enhancement Obligation Drawdowns do not exceed (taking into account the aggregate current Initial Collateral Enhancement Obligation Drawdowns):

(A) in aggregate in any Due Period, €120,000; and

(B) in aggregate at any time, €300,000.

Each Initial Drawdown shall have an interest period (as selected by the Issuer or the Collateral Manager, acting on its behalf) of one month or six months (or any shorter period as may be agreed between the Issuer or the Collateral Manager (on the Issuer's behalf) and the Liquidity Facility Provider) and shall be repayable upon expiry thereof. Pursuant to the Liquidity Facility Agreement,

the Issuer or the Collateral Manager on behalf of the Issuer, may redraw one or more times, as applicable, an amount thereunder to refinance any such Initial Drawdown (each such redrawing being a "**Subsequent Drawdown**"), (provided however that each Subsequent Drawdown shall be in the same currency as the related Initial Drawdowns), at any time following the drawdown date of the applicable Initial Drawdown (unless otherwise agreed by the Liquidity Facility Provider and the Collateral Manager acting on behalf of the Issuer), and to there being sufficient available commitment under the Liquidity Facility Agreement. The conditions precedent applicable to any Initial Drawdown shall not apply to any Subsequent Drawdown.

The Issuer shall repay each drawing then outstanding (together with accrued interest thereon) on the earlier to occur of (i) the Repayment Date applying thereto, (ii) Final Redemption (other than as a result of an Event of Default), (iii) the occurrence of a Default.

Any repayment under the Liquidity Facility Agreement shall, in the case of or in relation to a Euro denominated drawing, be made in Euro, in the case of or relation to a Sterling denominated drawing, be made in Sterling and in the case of or relation to a U.S. Dollar denominated drawing, be made in U.S. Dollars. For the avoidance of doubt and in accordance with Condition 3(c)(i)(D), there shall not be any currency conversion to effect any repayment under the Liquidity Facility Agreement and only Euro Interest Proceeds or, as the case may be, Euro Principal Proceeds may be used to pay amounts owing in Euro, only Sterling Interest Proceeds or, as the case may be, Sterling Principal Proceeds may be used to pay amounts owing in Sterling, and only US Dollar Interest Proceeds or, as the case may be, US Dollar Principal Proceeds may be used to pay amounts owing in U.S. Dollar.

Extension of Commitment Period

The Issuer or the Collateral Manager on behalf of the Issuer (copied in each case to the Trustee) may deliver (not more than 45 Business Days nor fewer than 20 Business Days) before the expiry of the Commitment Period, an irrevocable request that the Commitment Period be extended (an "**Extension Request**") to such future date as specified in such Extension Request being either (i) a date falling no later than 364 days after the expiry of the then existing Commitment Period or (ii) if earlier, the end of the Due Period in respect of the Payment Date falling in May 2015.

If the Liquidity Facility Provider wishes to accept such a request to extend the Commitment Period, it shall, not later than ten Business Days after receipt of an Extension Request, deliver to the Issuer (copied to the Trustee and the Collateral Manager) an irrevocable notice (a "**Notice of Extension**") that it has consented to the request contained in the Extension Request.

If the Liquidity Facility Provider does not send a Notice of Extension, the Issuer or the Collateral Manager may deliver a Prefunded Commitment Request (as defined below) (copied to the Trustee). See "*Prefunded Commitment*" below.

Prefunded Commitment

The Available Commitment (available in Euro only) may be utilised (such drawing, a "**Prefunded Commitment Utilisation**") by delivery to the Liquidity Facility Provider (copied to the Collateral Administrator and the Trustee) by the Issuer or the Collateral Manager, acting on its behalf, of a duly completed prefunded commitment request (the "**Prefunded Commitment Request**") on three Business Days' notice if:

(a) the Liquidity Facility Provider does not send a Notice of Extension following the delivery of an Extension Request by the Issuer or the Collateral Manager; or

(b) on any day the Liquidity Facility Provider no longer satisfies the Liquidity Facility Provider Rating Criteria, as such term is defined in the Liquidity Facility Agreement, (such Liquidity Facility Provider, the "**Downgraded Liquidity Facility Provider**") and a guarantee (provided that the appointment of any guarantor shall be subject to Rating Agency Confirmation), a letter of credit or an indemnity in respect of the Downgraded Liquidity

Facility Provider's obligations under the Liquidity Facility can no longer be provided by an entity meeting the applicable Rating Requirement.

Each Prefunded Commitment Request is irrevocable and will not be regarded as having been duly completed unless:

(a) the proposed Prefunded Commitment Date is a Business Day within the Commitment Period; and

(b) the amount of the Prefunded Commitment Utilisation is equal to the Available Commitment at the date of such Prefunded Commitment Request.

The Liquidity Facility Provider shall advance the Prefunded Commitment Utilisation to the Issuer through its facility office forthwith upon receipt of the Prefunded Commitment Request and upon advancing the Prefunded Commitment Utilisation the Issuer shall forthwith credit the Prefunded Commitment Utilisation received to the Prefunded Commitment Account. Any amounts standing to the credit of the Prefunded Commitment Account may be invested in Eligible Investments by the Collateral Manager acting on behalf of the Issuer in accordance with the Collateral Management Agreement.

The Issuer may only withdraw amounts standing to the credit of the Prefunded Commitment Account for the same purpose as such amount would have been available for drawing under the Liquidity Facility Agreement and any amount withdrawn shall be repaid to the Prefunded Commitment Account (in whole or in part) in accordance with the provisions relating to other drawings under the Liquidity Facility Agreement.

Amounts from time to time standing to the credit of the Prefunded Commitment Account shall belong to the Issuer and the Downgraded Liquidity Facility Provider shall not have any proprietary or security interest save as permitted under the Trust Deed. Without prejudice thereto, the Issuer shall only make withdrawals from the Prefunded Commitment Account:

(a) in such circumstances and in such amount as it would otherwise have been able to make a drawing; and/or

(b) in order to repay a Prefunded Commitment,

but not otherwise and the amount of a Liquidity Facility Provider's Prefunded Commitment shall be reduced by the amount of such withdrawals and any such withdrawal shall be deemed to be a drawing and, for the avoidance of doubt, any amounts invested in Eligible Investments shall not be deemed to be a drawing. Amounts standing to the credit of the Prefunded Commitment Account shall not be deemed to be a drawing but shall form part of the Available Commitment for the purposes of calculating the commitment fee.

Any Prefunded Commitment (or part thereof) shall be repaid to the Downgraded Liquidity Facility Provider, or in the case of paragraph (f) below, to the Liquidity Facility Provider, together with accrued interest thereon on the earlier of:

(a) the Final Redemption and the final day of the Commitment Period;

(b) the day when the amounts outstanding under the Liquidity Facility become repayable in full owing to the acceleration provisions of the Liquidity Facility Agreement;

(c) on the second Business Day after the Liquidity Facility Provider has given notice to the Issuer, the Trustee, the Collateral Administrator and the Collateral Manager that it satisfies the applicable Rating Requirement in full;

(d) on the second Business Day after the Liquidity Facility Provider has caused an entity meeting the applicable Rating Requirement to guarantee or provide a letter of credit or an indemnity in respect of its obligations in full;

(e) on the day on which the Commitment for the Liquidity Facility Provider is reduced or transferred, in an amount equal to the proportion of such Commitment so reduced or transferred; and

(f) in the case of a Prefunded Commitment Request delivered pursuant to a failure by the Liquidity Facility Provider to send a Notice of Extension, upon the delivery by the Liquidity Facility Provider of the relevant Notice of Extension,

provided that, if the repayment pursuant to paragraphs (c), (d) or (e) above would result in the Issuer incurring break costs, then repayment shall occur on the first day following such day on which the Issuer would not incur such break costs.

Priority of Amounts Due to the Liquidity Facility Provider under the Liquidity Facility Agreement

Pursuant to the Priorities of Payment interest, commitment fees and principal amounts due and payable under the Liquidity Facility will rank prior to all amounts payable in respect of the Notes. All other amounts payable under the Liquidity Facility Agreement such as expenses and indemnification amounts will constitute Administrative Expenses and as such will be payable prior to payment of any amounts in respect of the Notes but only to the extent that such amounts do not exceed the Senior Expenses Cap applicable to the relevant Payment Date.

Covenants and Obligations

Under the terms of the Liquidity Facility Agreement, the Liquidity Facility Provider has agreed to provide the Liquidity Facility for the purpose stated above.

The Issuer (acting through the Account Bank) will procure that all amounts described in paragraphs (A) and (E) of Condition 3(j)(iv) (*Euro Interest Account*), paragraph (A) of Condition 3(j)(v) (*Sterling Interest Account*) and paragraph (A) of Condition 3(j)(vi) (US Dollar Interest Account) shall be paid directly into the relevant Liquidity Payment Accounts promptly upon receipt thereof to the extent necessary to procure that the balance standing to the credit thereof is equal to the outstanding principal amount of any Liquidity Drawings, accrued interest thereon and any other amounts (including breakage costs) required to be paid pursuant to the Liquidity Facility Agreement from time to time (save for any amounts included in paragraph (k) of the definition of Administrative Expenses).

The Issuer shall procure that on any date, other than a Payment Date, on which it elects to prepay a Liquidity Drawing in an Available Currency (in whole or in part), an amount up to the balance standing to the credit of each of the Liquidity Payment Accounts shall on such date be withdrawn and paid directly to the Liquidity Facility Provider or, where a Prefunded Commitment Utilisation is made, such amount as is required for such Prefunded Commitment Utilisation to the Prefunded Commitment Account.

Termination

The Liquidity Facility Agreement may only be terminated by the Liquidity Facility Provider if (i) the Issuer fails to pay any amount due thereunder on its due date provided that where any non payment is a result of a technical problem, such failure continues for a period of three Business Days from the due date of such amount; (ii) a notice delivered pursuant to Condition 11(b) (*Enforcement*) in respect of the Notes is delivered; (iii) if it becomes unlawful for the Issuer to perform any of its obligations under the Liquidity Facility Agreement; or (iv) the Issuer becomes subject to insolvency proceedings.

The Liquidity Facility Provider may transfer its interest under the Liquidity Facility Agreement provided the transferee is a financial institution which meets the applicable Rating Requirement and the prior consent of the Issuer and the Trustee is obtained.

DESCRIPTION OF THE LIQUIDITY FACILITY PROVIDER

Lloyds TSB Bank plc, acting through its corporate office at 10 Gresham Street, London EC2V 7AE, will act as the Liquidity Facility Provider under the Liquidity Facility Agreement. Lloyds TSB Bank plc, together with its subsidiaries and affiliates, provides a range of banking and financial services in the UK and overseas. These include providing personal, business and corporate customers with banking and other related financial services. Lloyds TSB Bank plc is regulated by the Financial Services Authority. The short term, unsecured, unsubordinated debt obligations of Lloyds TSB Bank plc as at the date of this Prospectus are rated "P-1" Moody's and "A 1+" by S&P. The long term unsecured, unsubordinated debt obligations of Lloyds TSB Bank plc as at the date of this Prospectus are rated "Aaa" by Moody's and "AA" by S&P.

DESCRIPTION OF THE REPORTS

Terms used and not otherwise defined herein or in this Prospectus as specifically referenced herein shall have the meaning given to them in Condition 1 (Definitions) of the Terms and Conditions of the Notes.

Monthly Reports

The Collateral Administrator, not later than the 10th Business Day after the 28th calendar day of each month (save in respect of any month for which a Payment Date Report has been prepared) (or if such day is not a Business Day, the immediately following Business Day) commencing no earlier than 8 weeks after the Closing Date but no later than November 2007 on behalf, and at the expense, of the Issuer and in consultation with the Collateral Manager, shall compile and provide to the Issuer, the Initial Purchaser, the Trustee, the Collateral Manager and each Rating Agency a monthly report (in respect of a holder of any Rated Notes, the "**Rated Notes Monthly Report**" and in respect of a holder of any Class F Subordinated Notes, the "**Class F Monthly Report**", each a "**Monthly Report**" and together the "**Monthly Reports**"), which shall contain the information set out below with respect to the Portfolio, calculated by the Collateral Administrator in consultation with the Collateral Manager. The Class F Monthly Report shall also contain a commentary provided by the Collateral Manager with respect to the Portfolio.

Portfolio

(a) the Aggregate Principal Balance of the Collateral Debt Obligations;

(b) subject to any confidentiality obligations binding on the Issuer, in respect of each Collateral Debt Obligation, its Principal Balance, annual interest rate, Stated Maturity, Obligor, Obligor's principal place of business and significant operations (determined on the same basis as for paragraph (c) of the Eligibility Criteria), location of assets, location of security, S&P Rating and Moody's Rating (other than any confidential credit estimate), its S&P industry category and Moody's industrial classification group and details of whether or not such obligation is a Synthetic Security;

(c) subject to any confidentiality obligations binding on the Issuer, in respect of each Collateral Enhancement Obligation and Exchanged Equity Security (to the extent applicable), its Principal Balance, face amount, annual interest rate, Stated Maturity and Obligor, details of the type of instrument it represents and details of any amounts payable thereunder or other rights accruing pursuant thereto;

(d) subject to any confidentiality obligations binding on the Issuer, the number, identity and, if applicable, Principal Balance of, respectively, any Collateral Debt Obligations, Collateral Enhancement Obligations or Exchanged Equity Securities that were released for sale or other disposition (specifying the reason for such sale or other disposition and the section in the Collateral Management Agreement pursuant to which such sale or other disposition was made), the aggregate of the Principal Balances of Collateral Debt Obligations (expressed as a percentage of the Aggregate Collateral Balance) sold at the Collateral Manager's discretion during the period from (and including) the Closing Date to (but excluding) the second Payment Date following the Closing Date or, thereafter, during each successive rolling twelve month period from (and including) the 29th day of each month after the Closing Date to (but excluding) the succeeding anniversary of such date, measured as at the beginning of each such twelve month period (or, in the case of the first such period, the Closing Date), and the sale price thereof and identity of any of the purchasers thereof (if any) that are Affiliated with the Collateral Manager;

(e) subject to any confidentiality obligations binding on the Issuer, the purchase or sale price of each Collateral Debt Obligation, Eligible Investment and Collateral Enhancement Obligation acquired by the Issuer and in which the Issuer has granted a security interest to the Trustee,

and each Collateral Debt Obligation, Eligible Investment and Collateral Enhancement Obligation sold by the Issuer since the date of determination of the last Monthly Report and the identity of the purchasers or sellers thereof, if any, that are Affiliated with the Issuer or the Collateral Manager;

(f) subject to any confidentiality obligations binding on the Issuer, the identity of each Collateral Debt Obligation which became a Defaulted Obligation or in respect of which an Exchanged Equity Security has been received since the date of determination of the last Monthly Report and the identity and Principal Balance of each CCC Obligation and Current Pay Obligation;

(g) the Aggregate Principal Balance of Collateral Debt Obligations which were upgraded or downgraded since the most recent Monthly Report and of which the Collateral Administrator or the Collateral Manager has actual knowledge;

(h) the Aggregate Principal Balance and identity of Collateral Debt Obligations that are Credit Short Obligations; and

(i) the Aggregate Principal Balance and identity of Collateral Debt Obligations that are Offsetting Credit Default Swaps.

Liquidity Facility

(a) the principal amount of any drawing made for the purpose of payment of interest;

(b) the principal amount of any drawing for the purpose of the acquisition or exercise of any Collateral Enhancement Obligation;

(c) the principal amount of any drawing made for the purpose of payment of any break costs under the VFN Facility;

(d) the aggregate amount owing under the Liquidity Facility Agreement on the immediately preceding Payment Date; and

(e) the undrawn amount of the Liquidity Facility.

Accounts

(a) the Balances standing to the credit of each of the Accounts; and

(b) the purchase price, principal amount, redemption price, annual interest rate, maturity date and Obligor under each Eligible Investment purchased from funds in the Accounts.

Hedge Transactions, Offsetting Credit Default Swaps, Credit Short Obligations and FX Derivative Transactions

(a) the outstanding Notional Amount (as defined therein) of each (i) Hedge Transaction, distinguishing between Asset Swap Transactions and Interest Rate Hedge Transactions, (ii) Offsetting Credit Default Swaps and (iii) Credit Short Obligations;

(b) the amount scheduled to be received and paid by the Issuer (and the currency, if applicable) pursuant to each Hedge Transaction, each Offsetting Credit Default Swap, each Credit Short Obligation and each FX Derivative Transaction on or before the next Payment Date; and

(c) the then current Moody's and, if applicable, S&P Rating in respect of each Hedge Counterparty, each Offsetting Credit Default Swap Counterparty, each Credit Short Obligation Counterparty and each FX Derivative Counterparty and whether it satisfies the Rating Requirements.

Coverage Tests and Collateral Quality Tests

(a) a statement as to whether each of the Class A Par Value Test, the Class B Par Value Test, the Class C Par Value Test, the Class D Par Value Test and the Class E Par Value Test is satisfied and details of the relevant Par Value Ratios;

(b) a statement as to whether each of the Class A Interest Coverage Test, the Class B Interest Coverage Test, the Class C Interest Coverage Test and the Class D Interest Coverage Test is satisfied and details of the relevant Interest Coverage Ratios;

(c) a statement as to whether the CDO Monitor Test is satisfied;

(d) the S&P Average Recovery Rate and a statement as to whether the S&P Minimum Weighted Average Recovery Rate Test is satisfied;

(e) the Portfolio Weighted Average Maturity and a statement as to whether the Weighted Average Maturity Test is satisfied;

(f) the Weighted Average Spread and a statement as to whether the Minimum Weighted Average Spread Test is satisfied;

(g) so long as any Notes rated by Moody's are Outstanding, the Moody's Weighted Average Rating and a statement as to whether the Moody's Maximum Weighted Average Rating Factor Test is satisfied;

(h) so long as any Notes rated by Moody's are Outstanding, the Weighted Average Moody's Recovery Rate and a statement as to whether the Moody's Minimum Weighted Average Recovery Rate Test is satisfied;

(i) so long as any Notes rated by Moody's are Outstanding, the Diversity Score and a statement as to whether the Moody's Minimum Diversity Test is satisfied; and

(j) so long as any Notes rated by Moody's are Outstanding, a statement identifying any Collateral Debt Obligation in respect of which the Collateral Manager has made its own determination of "Market Value" (pursuant to the definition thereof) for the purposes of any of the Coverage Tests.

Portfolio Profile Tests

(a) in respect of each Portfolio Profile Test, a statement as to whether such test is satisfied, together with details of the result of the calculations required to be made in order to make such determination which details shall include the applicable numbers, levels and/or percentages resulting from such calculations; and

(b) the identity and Moody's Rating and S&P Rating of each Synthetic Counterparty, Offsetting Credit Default Swap Counterparty, Credit Short Obligation Counterparty and Selling Institution, together with any changes in the identity of such entities since the date of determination of the last Monthly Report and details of the aggregate amount of, respectively Synthetic Securities (broken down by reference to whether such Synthetic Security is an Uncollateralised CLN, a Collateralised Credit Default Swap or a Secured Credit Linked Note) and Participations entered into with each such entity.

Payment Date Report

The Collateral Administrator, on behalf, and at the expense, of the Issuer and in consultation with the Collateral Manager, shall render an accounting report (the "**Payment Date Report**"), prepared and determined as of each Determination Date, and published in a secure manner on the Collateral Administrator's website (which shall be located, as at the date hereof, at http://sfr.bankofny.com) and access to such website made available to the Collateral Manager, the Issuer, the Trustee, the Initial

Purchaser, any holder of a beneficial interest in any Note (upon written request therefor in the form set out in the Agency Agreement certifying that it is such a holder) and each Rating Agency not later than the second Business Day preceding the related Payment Date or delivered to such parties in any other reasonable manner as agreed by the Collateral Administrator and Collateral Manager. Upon receipt of each Payment Date Report, the Collateral Administrator, in the name and at the expense of the Issuer, shall notify the Irish Stock Exchange of the Principal Amount Outstanding of each Class of Notes after giving effect to the principal payments, if any, on the next Payment Date. For the avoidance of doubt, no Monthly Report shall be published in the same month that a Payment Date Report is published. The Payment Date Report shall contain the following information:

Portfolio

(a) the Aggregate Principal Balance of the Collateral Debt Obligations as of the close of business on such Determination Date, after giving effect to (A) Principal Proceeds received on the Collateral Debt Obligations with respect to the related Due Period and the reinvestment of such Principal Proceeds in Substitute Collateral Debt Obligations during such Due Period and (B) the disposal of any Collateral Debt Obligations during such Due Period;

(b) subject to any confidentiality obligations binding on the Issuer, a list of, respectively, the Collateral Debt Obligations and Collateral Enhancement Obligations indicating the Principal Balance and Obligor of each; and

(c) the information required pursuant to "*Monthly Reports Portfolio*" above.

Notes

(a) the Principal Amount Outstanding of the Notes of each Class and such aggregate amount as a percentage of the original aggregate Principal Amount Outstanding of the Notes of such Class at the beginning of the Accrual Period or the VFN Interest Period (as applicable), the amount of principal payments to be made on the Notes of each Class on the related Payment Date, and the aggregate amount of the Notes of each Class Outstanding and such aggregate amount as a percentage of the original aggregate amount of the Notes of such Class Outstanding after giving effect to the principal payments, if any, on the next Payment Date; and

(b) the interest payable in respect of each Class of Notes (as applicable), including the amount of any Deferred Interest payable, on the related Payment Date (in the aggregate and by Class).

Payment Date Payments

(a) the amounts payable pursuant to the Interest Proceeds Priority of Payments, the Principal Proceeds Priority of Payments and the Collateral Enhancement Obligation Proceeds Priority of Payments;

(b) the Trustee Fees and Expenses, the amount of any Collateral Management Fees and Administrative Expenses payable on the related Payment Date, in each case, on an itemised basis; and

(c) any Scheduled Periodic Interest Counterparty Payments payable by any Scheduled Periodic Asset Swap Counterparty Payments and any Asset Swap Counterparty Principal Exchange Amounts or any Asset Swap Termination Payments payable by any Asset Swap Counterparty on or immediately prior to the related Payment Date.

Accounts

(a) the Balance standing to the credit of the Euro Interest Account, Sterling Interest Account and US Dollar Interest Account at the end of the related Due Period;

(b) the Balance standing to the credit of the Euro Principal Account, Sterling Principal Account and US Dollar Principal Account at the end of the related Due Period;

(c) the Balance standing to the credit of the Euro Interest Account, Sterling Interest Account and US Dollar Interest Account immediately after all payments and deposits to be made on the next Payment Date;

(d) the Balance standing to the credit of the Euro Principal Account, Sterling Principal Account and US Dollar Principal Account immediately after all payments and deposits to be made on the next Payment Date;

(e) the amounts payable from the Euro Interest Account, Sterling Interest Account and US Dollar Interest Account (through a transfer to the Euro Payment Account, Sterling Payment Account and US Dollar Payment Account, respectively) pursuant to the Priorities of Payment on such Payment Date;

(f) the amounts payable from the Euro Principal Account, Sterling Principal Account and US Dollar Principal Account (through a transfer to the Euro Payment Account, Sterling Payment Account and US Dollar Payment Account, respectively) pursuant to the Priorities of Payment on such Payment Date;

(g) the amounts payable from any other Accounts (through a transfer to the Euro Payment Account, Sterling Payment Account and US Dollar Payment Account, as appropriate) pursuant to the Priorities of Payment on such Payment Date, together with details of whether such amounts constitute Interest Proceeds or Principal Proceeds;

(h) the amount of Collateral Enhancement Obligation Proceeds to be paid pursuant to the Collateral Enhancement Obligations Proceeds Priority of Payment on such Payment Date and the Balance standing to the credit of the Collateral Enhancement Accounts on such Payment Date after taking into account such payment;

(i) the Balance standing to the credit of each of the other Accounts at the end of the related Due Period; and

(j) the purchase price, principal amount, redemption price, annual interest rate, maturity date of and Obligor of each Eligible Investment purchased from funds in the Accounts.

Coverage Tests, Collateral Quality Tests and Portfolio Profile Tests

(a) the information required pursuant to "*Monthly Reports – Coverage Tests and Collateral Quality Tests*" above; and

(b) the information required pursuant to "*Monthly Reports – Portfolio Profile Tests*" above.

Liquidity Facility

The information required pursuant to "*Monthly Reports – Liquidity Facility*" above.

Hedge Transactions, Offsetting Credit Default Swaps, Credit Short Obligations and FX Derivative Transactions

The information required pursuant to "*Monthly Reports – Hedge Transactions, Offsetting Credit Default Swaps, Credit Short Obligations and FX Derivative Transactions*" above.

Class F Subordinated Noteholder Report

The Collateral Administrator, on behalf, and at the expense, of the Issuer and in consultation with the Collateral Manager, shall provide information (the "**Class F Subordinated Noteholder Report**"), determined as of each Determination Date (except as specified otherwise below) as of, and delivered to the Trustee, the Collateral Manager, the Initial Purchaser and the Issuer on the date so provided for the Payment Date Report. The Trustee shall, in addition, deliver a copy of the Class F Subordinated Noteholder Report to any holder of Class F Subordinated Notes upon written request therefor in the

form set out in the Agency Agreement certifying that it is a holder of Class F Subordinated Notes no later than the second Business Day preceding the related Payment Date. All Class F Subordinated Noteholder Reports shall be mailed from outside the United States. The Class F Subordinated Noteholder Report shall contain the following information:

Portfolio

(a) the approximate aggregate market value of, respectively, the Collateral Debt Obligations and the Collateral Enhancement Obligations as of the preceding month end;

(b) subject to any confidentiality obligations binding on the Issuer, the identity of each Collateral Debt Obligation that became a Defaulted Obligation or that experienced a rating change since the last such report;

(c) the Aggregate Principal Balance of the Collateral Debt Obligations, as of the close of business on such Determination Date, after giving effect to (A) Principal Proceeds received on the Collateral Debt Obligations with respect to the related Due Period and the reinvestment of such Principal Proceeds in Substitute Collateral Debt Obligations during such Due Period and (B) the disposal of any Collateral Debt Obligations during such Due Period;

(d) the Principal Amount Outstanding of the Notes of each Class as a Euro figure and as a percentage of the original Principal Amount Outstanding of the Notes of such Class at the beginning of the Due Period, the amount of principal payments to be made on the Notes of each Class on the related Payment Date, the Principal Amount Outstanding of the Notes of each Class as a Euro figure and as a percentage of the original Amount Outstanding of the Notes of such Class, in each case after giving effect to the principal payments, if any, on such Payment Date and the amount of any Deferred Interest;

(e) the Principal Proceeds received during the related Due Period;

(f) the Interest Proceeds received during the related Due Period;

(g) the Collateral Enhancement Obligation Proceeds received during the related Due Period;

(h) subject to any confidentiality obligations binding on the Issuer, a list of the Collateral Debt Obligations, indicating the Principal Balance, annual interest rate, Stated Maturity, S&P industry category, Moody's industrial classification group, the Moody's Rating and, if applicable, the S&P Rating (but excluding any confidential credit estimates in relation thereto); and

(i) subject to any confidentiality obligations binding on the Issuer, the identity of any Collateral Debt Obligations that were released for sale or other disposition, indicating whether such Collateral Debt Obligation is a Defaulted Obligation, a Credit Improved Obligation, a Credit Impaired Obligation or an Exchanged Equity Security and pursuant to which clause of the Collateral Management Agreement such Collateral Debt Obligation or Exchanged Equity Security was sold or disposed of.

Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes

(a) the Interest Amount payable in respect of the Class A Notes, Class B Notes, Class C Notes, Class D Notes, Class E Notes and Class F Subordinated Notes on the next Payment Date;

(b) EURIBOR for the related Due Period and the Floating Rate of Interest applicable to each Class of Rated Notes which are Floating Rate Notes during the related Due Period; and

(c) EURIBOR, VFN EURIBOR, VFN Sterling LIBOR and VFN Dollar LIBOR rate for the related Due Period and the VFN Rates of Interest.

Coverage Tests

The results of each of the Coverage Tests as of the close of business on the related Measurement Date and as at the end of each purchase, sale or other disposition of Collateral Debt Obligations since the last report.

Nothing in any of the foregoing shall oblige the Issuer or the Collateral Manager to disclose, whether directly or indirectly, any information held under an obligation of confidentiality.

In addition to the above, the Issuer shall take reasonable efforts to procure the Collateral Administrator to produce (on behalf of the Issuer) any supplemental report required in respect of the Collateral pursuant to the requirements of the German tax authorities to the extent that such requirements apply to a German investor in the Notes, provided always that the production of such a report is not, in the opinion of the Issuer, the Collateral Administrator or the Collateral Manager, unduly onerous and the Issuer will not be required to incur costs above an amount of €17,500 per annum as set out in the definition of Administrative Expenses.

Minimum Reporting for purpose of the German Investment Tax Act

The Issuer shall use its reasonable efforts to comply with the minimum statutory reporting and publication requirements of the German Investment Tax Act for "semi-transparent" funds (the "**Minimum Reporting Requirements**"), provided always that the Issuer may satisfy such Minimum Reporting Requirements by providing the requisite financial information (upon such information being made available to it) to a professional tax adviser with instructions to such adviser to re-format the relevant information as required and none of the Issuer, the Trustee, the Collateral Administrator, the Collateral Manager nor the Agents shall have any liability whatsoever for any such information prepared and/or published by the German Tax Adviser under the Minimum Reporting Requirements or for any tax consequences to any Noteholder or other party. See "*Risk Factors – German Investment Tax Act*" and "*Taxation in Germany*".

Miscellaneous

Each Monthly Report, Payment Date Report and Class F Subordinated Noteholder Report shall state that it is for the purposes of information only, that certain information included in the report is estimated, approximated or projected and that it is provided without any representations or warranties as to the accuracy or completeness thereof and that none of the Collateral Administrator, the Trustee, the Issuer or the Collateral Manager will have any liability for estimates, approximations or projections contained therein.

DESCRIPTION OF THE CLASS A-1 VF NOTE PURCHASE AGREEMENT

The following is a summary of the principal terms of the Class A-1 VF Note Purchase Agreement entered into by the Issuer on the Closing Date, which should not be relied upon as an exhaustive description of the detailed provisions of such document (copies of which are available from the specified offices of any Paying Agent).

The VFN Commitment Holder

The Class A-1 VF Note Purchase Agreement contains provisions such that the Initial VFN Commitment Holder may transfer all or part of its commitment to other entities (subject to a maximum of 10 entities) in accordance with the Class A-1 VF Note Purchase Agreement.

Summary of the Class A-1 VF Note Purchase Agreement

Purpose

The VFN Facility shall be used only (a) during the Funding Period, for funding the purchase by the Issuer, or the Collateral Manager on its behalf, of Collateral Debt Obligations (including any notional amount or Synthetic Collateral to be deposited into the Synthetic Collateral Accounts in relation to the purchase of any Synthetic Security) (b) during the Funding Period, for funding any drawings required by any Delayed Drawdown Collateral Debt Obligation, Revolving Obligation or Synthetic Security purchased during the Reinvestment Period and (c) during the Currency Availability Period, to make any Currency Switch. Euro Drawings shall be used to fund the purchase of Euro Collateral Debt Obligations or Restricted Currency Collateral Debt Obligations which are the subject of an Asset Swap Transaction. Sterling Drawings shall be used to fund the purchase of Sterling Collateral Debt Obligations. US Dollar Drawings shall be used to fund the purchase of US Dollar Collateral Debt Obligations. Drawings in Euro, Sterling or US Dollars may also be used to fund Euro, Sterling or US Dollar amounts of any Revolving Obligation, Delayed Drawdown Collateral Debt Obligation or Synthetic Security. The Class A-1 VF Noteholder shall not be bound to inquire as to, nor shall it be concerned with, the use or application of the proceeds of any Drawing.

Initial available commitment

The maximum aggregate principal amount of the VFN Facility is €150,000,000 (or its equivalent in US Dollars or Sterling converted in such case at the Initial Rate of Exchange). Amounts may be drawn in Euro, Sterling or US Dollars and in minimum amounts of €1,000,000, £1,000,000 or $1,000,000. Amounts drawn in U.S. Dollars shall be limited to an amount equivalent to €60,000,000 calculated using the Initial Rate of Exchange.

Interest payments

Interest in respect of any Drawing will accrue from (and including) the Funding Date to but excluding the next Payment Date (and thereafter from and including one Payment Date to and excluding the next Payment Date) and, in respect of the last VFN Interest Period, the period commencing on (and including) the Payment Date (or, as the case may be, the relevant Funding Date) that immediately precedes the Repayment Date to but excluding the Repayment Date on the Drawn Amount. Interest will accrue at the rate per annum determined by the Calculation Agent to be the sum of 0.27 per cent. per annum and (a) the VFN EURIBOR with respect to amounts drawn in Euro (the "**VFN Euro Rate of Interest**"), (b) VFN Sterling LIBOR with respect to amounts drawn in Sterling (the "**VFN Sterling Rate of Interest**") or (c) VFN Dollar LIBOR with respects to amounts drawn in US Dollars (the "**VFN US Dollar Rate of Interest**") and together with the VFN Euro Rate of Interest, the "**VFN Interest Rates**").

Principal repayments

The Issuer may, subject to the Class A-1 VF Note Purchase Agreement, on any Business Day during the Funding Period, prepay a Drawing in whole or in part together with the related VFN Interest

Amount, any Increased Costs and any applicable Break Costs payable as a result of such prepayment shall be paid, if available, on the same day such repayment takes place to the extent Break Costs are not available these shall be payable on the Payment Date immediately succeeding such prepayment.

Commitment Fees

The Issuer shall pay the VFN Commitment Holder a commitment fee in Euro in respect of each Accrual Period which will equal the sum of (i) an amount calculated on the basis of actual days elapsed in each Accrual Period and a 360 day year at the rate of 0.18 per cent. per annum upon the daily weighted average amount in such Accrual Period of the Total Undrawn Amount (ii) any Break Costs not available to be paid on the day of a prepayment under Clause 4.1(a) (*Repayment*) of the Class A-1 VF Note Purchase Agreement and (iii) if during such Accrual Period the Aggregate VFN Drawing is less than 50 per cent. of the Total VFN Commitments, an amount calculated by the VFN Agent by applying the product obtained by (X) multiplying 0.09 per cent. by the Drawing Shortfall; and (Z) the actual number of days elapsed in such Accrual period divided by 360.

The Commitment Fee shall be paid to the VFN Commitment Holder, in respect of each Accrual Period, on the Payment Date immediately following the end of such Accrual Period in accordance with the Priorities of Payment.

Taxes

All payments by the Issuer under the Class A-l VF Note Purchase Agreement, whether in respect of principal, interest, fees or any other item, shall be made in full without any deduction or withholding in respect of Tax or otherwise unless the deduction or withholding is required by law. If such a deduction or withholding is required in respect of any payment to any Class A-l VF Noteholders or VFN Commitment Holder under the Class A-l VF Note Purchase Agreement:

(i) the Issuer shall promptly upon becoming aware thereof notify the VFN Agent;

(ii) in the case of a deduction or withholding made by the Issuer, the Issuer shall ensure that the deduction or withholding does not exceed the minimum amount legally required;

(iii) the Issuer shall pay to the relevant taxation or other authorities within the period for payment permitted by applicable law the full amount of the deduction or withholding; and

(iv) in the case of a deduction or withholding made by the Issuer, the Issuer shall furnish to the VFN Agent on behalf of each Class A-1 VF Noteholder or VFN Commitment Holder concerned, within the period for payment permitted by the relevant law, either:

    (A) an official receipt of the relevant taxation or other authorities involved in respect of all amounts so deducted or withheld; or

    (B) if such receipts are not issued by the taxation or other authorities concerned on payment to them of amounts so deducted or withheld, a certificate of deduction or equivalent evidence of the relevant deduction or withholding.

Cancellation

The VFN Commitment Holder's obligation to fund Drawings under the Class A-1 VF Note Purchase Agreement will cease in accordance with the provisions of the Class A-1 VF Note Purchase Agreement including without limitation on the earliest to occur of: (a) any tax being required to be deducted or withheld from any payments to be made by the Issuer under the Class A-1 VF Note Purchase Agreement; (b) the end of the Reinvestment Period in respect of any Undrawn and Uncommitted Amount Period, provided that the Issuer may not, in any event, cancel the Total Undrawn Amount of the VFN Facility to the extent that it has incurred an obligation to purchase additional permitted Collateral Debt Obligations which it will be unable to pay if it cancels any part of the VFN Facility; and (c) the Issuer having given notice terminating the VFN Facility.

In addition, the amount available to be drawn under the Class A-1 VF Note Purchase Agreement will be reduced in the circumstances set out in the Conditions. Following the occurrence of an Event of Default, amounts under the Class A-1 VF Notes shall only be accelerated by the VFN Agent (on behalf of the Class A-1 VF Noteholders) acting on the instructions of the Trustee.

Miscellaneous

The Class A-1 VF Note Purchase Agreement includes provisions for payments in respect of increased costs and indemnities (including without limitation for tax) and other provisions dealing in the matters commonly dealt with in loan agreements by banks in the United Kingdom.

Rating of Class A-1 VF Noteholder and Defaulting Class A-1 VF Noteholder

The VFN Commitment Holder must also satisfy certain rating criteria. If any VFN Commitment Holder fails to satisfy the rating requirements set out in the Class A-1 VF Note Purchase Agreement or otherwise defaults on its obligation to provide Drawings under the Class A-1 VF Note Purchase Agreement, the holder of the VFN Commitment Holder, shall be required to take action as set out more specifically in the Class A-1 VF Note Purchase Agreement.

Mechanics of and conditions to Drawing

The Collateral Manager (acting on behalf of the Issuer) is permitted, in certain circumstances and subject to certain requirements (including certification from the Collateral Administrator), all as set out under "*Description of the Portfolio – Sale of Collateral Debt Obligations and Reinvestment Criteria*", to make a request for a Drawing or request that an Undrawn and Uncommitted Amount is allocated as an Undrawn and Committed Amount by delivering a duly completed VFN Commitment Holder Notice to the VFN Agent on behalf of the VFN Commitment Holders. Any Drawing by the Collateral Manager (acting on behalf of the Issuer) on the Class A-1 VF Notes and investment of the amount so drawn in any Collateral Debt Obligation shall be subject to the Collateral Manager certifying prior to such Drawing that, *inter alia*:

(i) the Issuer or the Collateral Manager on behalf of the Issuer has requested a Drawing by delivering a VFN Agent Notice in accordance with Clause 2.4(a) (*Drawing*) of the Class A-1 VF Note Purchase Agreement; and

(ii) with the delivery of the VFN Agent Notice the Collateral Manager (on behalf of the Issuer) will certify to the Collateral Administrator, the VFN Agent and the VFN Commitment Holder (based on information known to the Collateral Manager) that, as of the date of the VFN Agent Notice:

    (A) unless expressly waived in writing by the VFN Commitment Holders for the purpose of such Drawing, no Potential Event of Default or Event of Default has occurred which is continuing or would occur as a result of making the Drawing;

    (B) each of the representations and warranties, as the case may be, mentioned in Clause 7.1 (a) (*On Signing*) and Clause 7.1(b) (*Centre of Main Interest*) of the Class A-l VF Note Purchase Agreement remains accurate at the Funding Date as if given on that date by reference to the facts and circumstances then existing and each of the undertakings in Clause 7.2 (*Undertakings*) of the Class A-l VF Note Purchase Agreement has been complied with and is in full force and effect;

    (C) each Transaction Document is in full force and effect;

    (D) the Drawing is being made before the expiry of the Funding Period;

    (E) the proposed Drawing will not cause the sum of the Total VFN Outstandings and the Undrawn and Committed Amounts to exceed the Total VFN Commitments;

(F) (if the date of such Drawing falls after the later to occur of (i) the Effective Date or (ii) the first date on which the relevant Coverage Tests are required to be carried out under the Conditions) no Coverage Test (other than the Class E Par Value Test) is unsatisfied immediately prior to such Drawing or would be breached as a result of making the Drawing provided that no certification by the Collateral Manager shall (irrespective of whether or not any such breach has occurred and is then continuing) be required in respect of any Currency Switch or the funding of an Undrawn and Committed Amount in respect of Synthetic Securities, Revolving Obligations and Delayed Drawdown Collateral Debt Obligations;

(G) the amount of the Drawing or the Undrawn and Committed Amount shall be a minimum amount of €1,000,000, US$1,000,000 or £1,000,000 (as applicable) and integral multiples of €1,000, US$1,000 or £1,000 (as applicable) in excess thereof, or such other amount as mutually agreed between the VFN Agent on behalf of the VFN Commitment Holders and the Collateral Manager on behalf of the Issuer and the consent of the VFN Commitment Holder; and

(H) the Reinvestment Criteria (if applicable) and the Eligibility Criteria will be satisfied upon investment in the Collateral Debt Obligations.

Drawings in respect of any Undrawn and Committed Amount relating to any Revolving Obligations, Delayed Drawdown Collateral Debt Obligations or Synthetic Securities which the Issuer has entered into a commitment to purchase prior to the end of the Reinvestment Period, shall be paid into the Synthetic Collateral Accounts or Revolving Reserve Accounts for payments in respect of such Undrawn and Committed Amount.

"**VFN Commitment Holder Notice**" and "**VFN Facility Party**" shall each have the meaning ascribed to them in the Class A-1 VF Note Purchase Agreement.

TAX CONSIDERATIONS

The following tax considerations will apply equally to the Notes, the Global Certificates, the Restricted Class F-2 Subordinated Note and the Definitive Certificates or any interest in any of the forgoing, unless the context requires otherwise.

1. General

Purchasers of Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price of each Note.

Potential purchasers who are in any doubt about their tax position on purchase, ownership, transfer or exercise of any Note should consult their own tax advisers. **In particular, no representation is made as to the manner in which payments under the Notes would be characterised by any relevant taxing authority.** Potential investors should be aware that the relevant fiscal rules or their interpretation may change, possibly with retrospective effect, and that this summary is not exhaustive. This summary does not constitute legal or tax advice or a guarantee to any potential investor of the tax consequences of investing in the Notes.

2. EU Directive on the Taxation of Savings Income

On 1 July 2005 a new EU directive regarding the taxation of savings income payments came into effect. The directive obliges a Member State to provide to the tax authorities of another Member State details of payments of interest or other similar income payments made by a person within its jurisdiction for the immediate benefit of an individual or to certain non-corporate entities resident in that other Member State (or for certain payments secured for their benefit). However, Austria, Belgium and Luxembourg have opted out of the reporting requirements and may instead apply a special withholding tax for a transitional period in relation to such payments of interest, deducting tax at rates rising over time to 35 per cent. This transitional period commenced on 1 July 2005 and will terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Also with effect from 1 July 2005, a number of non-EU countries and certain dependent or associated territories of Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments of interest or other similar income payments made by a person in that jurisdiction for the immediate benefit of an individual or to certain non-corporate entities in any Member State. The Member States have entered into reciprocal provision of information or transitional special withholding tax arrangements with certain of those dependent or associated territories. These apply in the same way to payments by persons in any Member State to individuals or certain non-corporate residents of those territories.

3. Ireland Taxation

The following is a summary based on the laws and practices currently in force in Ireland regarding the tax position of investors beneficially owning their Notes and should be treated with appropriate caution. Particular rules may apply to certain classes of taxpayers holding Notes. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Prospective investors in the Notes should consult their professional advisers on the tax implications of the purchase, holding, redemption or sale of the Notes and the receipt of interest thereon under the laws of their country of residence, citizenship or domicile.

Withholding Tax

In general, tax at the standard rate of income tax (currently 20 per cent.), is required to be withheld from payments of Irish source interest. However, an exemption from withholding on interest payments exists under Section 64 of the Taxes Consolidation Act, 1997 (the "**1997 Act**") for certain

securities ("**quoted Eurobonds**") issued by a body corporate (such as the Issuer) which are interest bearing and quoted on a recognised stock exchange (which would include the Irish Stock Exchange).

Any interest paid on such quoted Eurobonds can be paid free of withholding tax provided:

1. the person by or through whom the payment is made is not in Ireland; or

2. the payment is made by or through a person in Ireland, and either:

   1.1 the quoted Eurobond is held in a clearing system recognised by the Irish Revenue Commissioners (Euroclear, Clearstream Banking SA and Clearstream Banking AG are so recognised), or

   1.2 the person who is the beneficial owner of the quoted Eurobond and who is beneficially entitled to the interest is not resident in Ireland and has made a declaration to a relevant person (such as an Irish paying agent) in the prescribed form.

So long as the Notes are quoted on a recognised stock exchange and are held in Euroclear and/or Clearstream, Luxembourg, interest on the Notes can be paid by the Issuer and any paying agent acting on behalf of the Issuer without any withholding or deduction for or on account of Irish income tax. Alternatively, if the Notes are not held in a clearing system recognised by the Irish Revenue Commissioners, interest on the Notes can still be paid without any withholding or deduction provided that it is paid by the Principal Paying Agent.

If, for any reason, the quoted Eurobond exemption referred to above does not or ceases to apply, the Issuer can still pay interest on the Notes free of withholding tax provided it is a "qualifying company" (within the meaning of section 110 of the 1997 Act) and provided the interest is paid to a person resident in a "relevant territory" (i.e. a member state of the European Union (other than Ireland) or in a country with which Ireland has a double taxation agreement). For this purpose, residence is determined by reference to the law of the country in which the recipient claims to be resident. This exemption from withholding tax will not apply, however, if the interest is paid to a company in connection with a trade or business carried on by it through a branch or agency located in Ireland.

In certain circumstances, Irish tax will be required to be withheld at the standard rate from interest on any quoted Eurobond, where such interest is collected by a bank in Ireland on behalf of any Noteholder who is Irish resident.

Taxation of Noteholders

Notwithstanding that a Noteholder may receive interest on the Notes free of withholding tax, the Noteholder may still be liable to pay Irish income tax. Interest paid on the Notes may have an Irish source and therefore be within the charge to Irish income tax and levies. Ireland operates a self assessment system in respect of income tax and any person, including a person who is neither resident nor ordinarily resident in Ireland, with Irish source income comes within its scope.

However, interest on the Notes will be exempt from Irish income tax if the recipient of the interest is resident in a relevant territory provided either (i) the Notes are quoted Eurobonds and are exempt from withholding tax as set out above (ii) in the event of the Notes not being or ceasing to be quoted Eurobonds exempt from withholding tax, if the Issuer is a qualifying company within the meaning of section 110 of the 1997 Act, or (iii) if the Issuer has ceased to be a qualifying company, the recipient of the interest is a company.

Notwithstanding these exemptions from income tax, a corporate recipient that carries on a trade in Ireland through a branch or agency in respect of which the Notes are held or attributed may have a liability to Irish corporation tax on the interest.

Interest on the Notes which does not fall within the above exemptions may be within the charge to Irish income tax.

Capital Gains Tax

A holder of Notes will be subject to Irish tax on capital gains on a disposal of Notes unless such holder is neither resident nor ordinarily resident in Ireland and does not carry on a trade in Ireland through a branch or agency in respect of which the Notes are used or held.

Capital Acquisitions Tax

A gift or inheritance comprising of Notes will be within the charge to capital acquisitions tax if either (i) the disponer or the donee/successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or, in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor) or (ii) if the Notes are regarded as property situate in Ireland. Bearer notes are generally regarded as situated where they are physically located at any particular time and registered notes are generally regarded as situated where the principal register of noteholders is maintained or is required to be maintained, but the Notes may be regarded as situated in Ireland regardless of their physical location or the location of the register as they secure a debt due by an Irish resident debtor and they may be secured over Irish property. Accordingly, if such Notes are comprised in a gift or inheritance, the gift or inheritance may be within the charge to tax regardless of the residence status of the disponer or the donee/successor.

Stamp Duty

No stamp duty or similar tax is imposed in Ireland on the issue (on the basis of an exemption provided for in Section 85(2)(c) to the Stamp Duties Consolidation Act, 1999 provided the money raised on the issue of the Notes is used in the course of the Issuer's business), transfer or redemption of the Notes whether they are represented by Global Certificates or Definitive Certificates.

EU Savings Directive

The Council of the European Union has adopted a directive regarding the taxation of interest income known as the "European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)".

Ireland has implemented the directive into national law. Any Irish paying agent making an interest payment on behalf of the Issuer to an individual, and certain residual entities defined in the 1997 Act, resident in another Member State and certain associated and dependent territories of a Member State will have to provide details of the payment to the Irish Revenue Commissioners who in turn will provide such information to the competent authorities of the state or territory of residence of the individual or residual entity concerned.

The Issuer, or the Collateral Manager on behalf of the Issuer shall be entitled to require the Noteholders to provide any information regarding their tax status, identity or residency in order to satisfy the disclosure requirements in Directive 2003/48/EC and Noteholders will be deemed by their subscription for Notes to have authorised the automatic disclosure of such information by the Issuer, Collateral Manager or any other person to the relevant tax authorities.

4. United States Federal Income Taxation

This is a discussion of the principal U.S. federal income tax consequences of the acquisition, ownership, disposition and retirement of the Notes other than the Class A-1 VF Notes.

Except as expressly set out below, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder's particular circumstances, nor does it address any aspect of state, local, or non-U.S. tax laws or the possible application of the alternative minimum tax or U.S. federal gift or estate taxes. In particular, except as expressly set out below, this discussion does not address aspects of U.S. federal income taxation that may be applicable to holders that are subject to special treatment, including holders that:

- are broker-dealers, securities traders, insurance companies, tax-exempt organisations, financial institutions, real estate investment trusts, regulated investment companies or grantor trusts;
- certain former citizens or long-term residents of the United States;
- hold Notes as part of a "straddle", "hedge", "conversion", "integrated transaction" or "constructive sale" with other investments;
- own or are deemed to own 10 per cent. or more, by voting power or value, of the equity of the Issuer (including Class F Subordinated Notes treated as equity for U.S. federal income tax purposes); or
- receive Notes as compensation for services.

This discussion considers only holders that will hold Notes as capital assets and whose functional currency is the U.S. Dollar. This discussion is generally limited to the tax consequences to initial holders that purchase Notes upon their initial issue at their initial issue price. In addition, this discussion does not address any of the U.S. federal income tax consequences of the acquisition, ownership, disposition or retirement of the Class A-1 VF Notes. For the purposes of this section "*United States Federal Income Taxation*", any reference to the Notes or the Rated Notes shall not include the Class A-1 VF Notes. Prospective holders of Class A-1 VF Notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situation.

For purposes of this discussion, "**U.S. Holder,**" is defined as the beneficial owner of a Note that, for U.S. federal income tax purposes, is:

- a citizen or resident of the United States;
- an entity treated as a corporation or partnership for United States federal tax purposes created or organised under the laws of the United States, or any political subdivision thereof or therein;
- an estate, the income of which is subject to U.S. federal income tax regardless of the source; or
- a trust, (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes; or (ii)(A) if a court within the U.S. is able to exercise primary supervision over the administration of the trust; and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

The term "non U.S. Holder" means, for purposes of this discussion, a beneficial owner of the Notes that is not a U.S. Holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), existing and proposed regulations thereunder, and current administrative rulings and court decisions,

each as available and in effect as of the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. Furthermore, there are no cases or rulings by the IRS addressing entities similar to the Issuer or securities similar to the Notes. As a result, the IRS might disagree with all or part of the discussion below. No rulings will be requested of the IRS regarding the issues discussed below or the U.S. federal income tax characterisation of the Notes.

Prospective Noteholders should consult their tax advisor concerning the application of U.S. federal income tax laws, as well as the laws of any state or local taxing jurisdiction, to their particular situation.

INTERNAL REVENUE SERVICE CIRCULAR 230 DISCLOSURE

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR 230, WE HEREBY INFORM YOU THAT THE DESCRIPTION SET OUT HEREIN WITH RESPECT TO U.S. FEDERAL TAX ISSUES WAS NOT INTENDED OR WRITTEN TO BE USED, AND SUCH DESCRIPTION CANNOT BE USED, BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE. SUCH DESCRIPTION WAS WRITTEN TO SUPPORT THE MARKETING (WITHIN THE MEANING OF U.S. INTERNAL REVENUE SERVICE CIRCULAR 230) OF THE NOTES. THIS DESCRIPTION IS LIMITED TO THE U.S. FEDERAL TAX ISSUES DESCRIBED HEREIN. TAXPAYERS SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

United States Taxation of the Issuer

This discussion assumes that the Issuer will be treated as a corporation for U.S. federal income tax purposes and that no election will be made for the Issuer to be treated otherwise. It is intended that the Issuer will not operate so as to be engaged in a trade or business in the United States for U.S. federal income tax purposes and, accordingly, will not be subject to U.S. federal income taxes on its net income. Although there is no direct authority addressing transactions similar to those contemplated herein, under current law and assuming compliance with the Issuer's organisational documents and with the Transaction Documents, and assuming the Issuer conducts its affairs in accordance with certain assumptions and representations as to the Issuer's contemplated activities, the Issuer believes its contemplated activities will not cause it to be engaged in a trade or business in the United States. This summary assumes that the Issuer will not be so engaged. If the IRS were to successfully assert that the Issuer is engaged in a U.S. trade or business, however, there could be material adverse financial consequences to the Issuer and to persons who hold the Notes. There can be no assurance, that the Issuer's net income will not become subject to U.S. federal net income tax as a result of unanticipated activities by the Issuer, changes in law, contrary conclusions by U.S. tax authorities or other causes. In such a case, the Issuer would be potentially subject to substantial U.S. federal income tax and, in certain circumstances interest payments by the Issuer under the Notes could be subject to U.S. withholding tax. The imposition of any of the foregoing taxes would materially affect the Issuer's ability to pay principal, interest, and other amounts owing in respect of the Notes.

Each holder and beneficial owner of a Note that is not a "United States person" (as defined in Section 7701(a)(30) of the Code) will make, or by acquiring such Note or an interest therein will be deemed to make, a representation to the effect that either (A)(i) it is not a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business (within the meaning of Section 881(c)(3)(A) of the Code), or (ii) it is a person that is eligible for benefits under an income tax treaty with the United States that eliminates U.S. federal income taxation of U.S. source interest not attributable to a permanent establishment in the United States, and (B) it is not purchasing the Note in order to reduce its U.S federal income tax liability or pursuant to a tax avoidance plan.

Characterisation of the Notes

The Issuer will treat the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as debt of the Issuer for U.S. federal income tax purposes, and this summary assumes such treatment. By acquiring an interest in a Class A Note, the holder will agree to treat such Class A Note as debt of the Issuer for U.S. federal income tax purposes. Prospective investors should note, however, that the classification of an instrument as debt or equity is highly factual, and there can be no assurance that the IRS will not contend, and that a court will not ultimately hold, that one or more Classes of Notes, particularly the more junior Classes of Notes, are equity of the Issuer. For example, due to the subordination of the Class E Notes to the other Rated Notes, and certain other terms of such Notes, the IRS could successfully assert that such Notes are equity of the Issuer.

If the IRS were to challenge the treatment of the Notes and such challenge succeeded, the affected Notes would be treated as equity interests in the Issuer and the U.S. federal income tax consequences of investing in those Notes would be the same as those described below with respect to investments in the Class F Subordinated Notes. Holders of the Notes should note that no rulings have been or will be sought from the IRS with respect to the classification of the Notes or the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS or the courts will not take a contrary position to any of the views expressed herein. Under U.S. federal income tax principles, a strong likelihood exists that the Class F Subordinated Notes will be treated as equity of the Issuer. By acquiring an interest in a Class F Subordinated Note, the holder will agree to treat such Class F Subordinated Note as equity of the Issuer for U.S. federal income tax purposes. This summary assumes such treatment.

Interest on the Rated Notes

A U.S. Holder of a Rated Note that uses the cash method of accounting must include in income the U.S. dollar value of Euro interest paid when received. Euro interest received is translated at the U.S. dollar spot rate of Euro on the date of receipt, regardless of whether the payment is converted into U.S. dollars on the date of receipt. A cash method U.S. Holder therefore generally will not have foreign currency gain or loss on receipt of a Euro interest payment but may have foreign currency gain or loss upon disposing of the Euro received.

Subject to the discussion below regarding original issue discount ("**OID**") and contingent payment debt instruments ("**CPDIs**"), a U.S. Holder of a Rated Note that uses the accrual method of accounting or any U.S. Holder required to accrue OID will be required to include in income the U.S. dollar value of Euro interest accrued during the accrual period. An accrual basis U.S. Holder may determine the amount of income recognised with respect to such interest using either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars on the date of receipt. Under the first method, the U.S. dollar value of accrued interest is translated at the average Euro rate for the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year). An accrual method U.S. Holder of a Rated Note that uses this first method will therefore recognise foreign currency gain or loss, as the case may be, on interest paid to the extent that the U.S. dollar: Euro exchange rate on the date the interest is received differs from the rate at which the interest income was accrued. Under the second method, the U.S. Holder can elect to accrue interest at the Euro spot rate on the last day of an interest accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year) or, if the last day of an interest accrual period is within five business days of the receipt of such interest, the spot rate on the date of receipt. An election to accrue interest at the spot rate generally will apply to all foreign currency denominated debt instruments held by the U.S. Holder, and is irrevocable without the consent of the IRS. Regardless of the method used to accrue interest, a U.S. Holder may have additional foreign currency gain or loss upon a subsequent disposition of the Euro received.

For U.S. federal income tax purposes, OID is the excess of the "stated redemption price at maturity" of a debt instrument over its "issue price", if that excess equals or exceeds ¼ of 1 per cent. of the debt

instrument's stated redemption price at maturity multiplied by the number of complete years from its Closing Date to its maturity or weighted average maturity in the case of instalment obligations (the "**OID de minimis amount**"). The "stated redemption price at maturity" of a debt instrument such as the Rated Notes is the sum of all payments required to be made on the Rated Note other than "qualified stated interest" payments. The "issue price" of a Rated Note generally is the first offering price to the public at which a substantial amount of the debt instrument is sold. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer), or that is treated as constructively received, at least annually at a single fixed rate or, under certain conditions discussed below, at a variable rate.

Prospective U.S. Holders should note that interest on the Class B, Class C, Class D Notes and the Class E Notes may be added to the aggregate principal amount of such Notes where non-payment of such interest results from a shortfall of Interest Proceeds and Principal Proceeds on the relevant Payment Date. Consequently, such interest is not unconditionally payable in cash or property at least annually and will not be treated as "qualified stated interest." Therefore, all of the stated interest payments on the Class B, Class C, Class D Notes and the Class E Notes will be included in the stated redemption price at maturity of such Notes, and as a result the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be treated as issued with OID.

If a U.S. Holder holds a Rated Note with OID (an "**OID Note**") such U.S. Holder may be required to include OID in income before receipt of the associated cash payment, regardless of the U.S. Holder's accounting method for tax purposes. If the U.S. Holder is an initial purchaser of an OID Note, the amount of the OID includible in income is the sum of the daily accruals of the OID for the Note for each day during the taxable year (or portion of the taxable year) in which such U.S. Holder held the OID Note. The daily portion is determined by allocating the OID for each day of the accrual period. An accrual period may be of any length and the accrual periods may even vary in length over the term of the OID Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day of an accrual period or on the final day of an accrual period. The amount of OID allocable to an accrual period is equal to the difference between: (a) the product of the "adjusted issue price" of the OID Note at the beginning of the accrual period and its yield to maturity (computed generally on a constant yield method and compounded at the end of each accrual period, taking into account the length of the particular accrual period); and (b) the amount of any qualified stated interest allocable to the accrual period. The "adjusted issue price" of an OID Note at the beginning of any accrual period is the sum of the issue price of the OID Note plus the amount of OID allocable to all prior accrual periods reduced by any payments the U.S. Holder received on the OID Note that were not qualified stated interest. Under these rules, the U.S. Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

The Rated Notes will be "variable rate debt instruments" if the Rated Notes (a) have an issue price that does not exceed the total non-contingent principal payments on the Rated Notes by more than an amount equal to the lesser of: (i) 0.015 multiplied by the product of such total non-contingent principal payments and the number of complete years to maturity of the Rated Notes; and (ii) 15 per cent. of the total non-contingent principal payments on the Rated Notes; (b) provide for stated interest (compounded or paid at least annually) at the current value of one or more qualified floating rates, including the EURIBOR rate on the Rated Notes; and (c) does not provide for any principal payments that are contingent. The interest payments on certain "variable rate debt instruments" may be considered qualified stated interest. To the extent the Rated Notes are variable rate debt instruments, interest payments on such notes may be considered qualified stated interest.

Because the OID rules are complex, each U.S. Holder of an OID Note should consult with its own tax advisor regarding the acquisition, ownership, and disposition of such Note.

If a debt instrument that provides for a variable rate of interest does not qualify as a variable rate debt instrument, the debt instrument will be treated as a CPDI. (See the discussion of CPDIs below in "*Taxation of U.S. Holders of Floating Rate Notes*".) Thus, if any class of the Rated Notes does not

qualify as a variable rate debt instrument, a U.S. Holder would be required to report income gain or loss in respect of such Notes in accordance with the CPDI Regulations (as defined under "*Taxation of U.S. Holders of Floating Rate Notes*").

Interest on the Notes received by a U.S. Holder will generally be treated as foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific "categories" of income. For this purpose, for taxable years beginning before January 1, 2007, the interest on the Notes should generally constitute "passive income", or in the case of certain U.S. Holders, "financial services income", and, for taxable years beginning after December 31, 2006, the interest should generally constitute "passive category income", or in the case of certain U.S. Holders, "general category income".

Sale, Exchange, Redemption or Repayment of the Rated Notes

Unless a non-recognition provision applies (and subject to the "*Passive Foreign Investment Companies*" discussion below which is relevant for holders of the Class F Subordinated Notes), a U.S. Holder generally will recognise gain or loss on the sale, exchange, repayment or other disposition of a Rated Note equal to the difference between the amount realised plus the fair market value of any property received on the disposition (other than amounts attributable to accrued but unpaid interest which will be taxable as such) and the U.S. Holder's adjusted tax basis in the Note.

The amount realised on the sale, exchange, redemption or repayment of a Note generally is determined by translating the Euro proceeds into U.S. dollars at the spot rate on the date the Note is disposed of, while a U.S. Holder's adjusted tax basis in a Rated Note generally will be the cost of the Note to the U.S. Holder, determined by translating the Euro purchase price into U.S. dollars at the spot rate on the date the Rated Note was purchased, and increased by the amount of any OID accrued and reduced by any payments other than payments of qualified stated interest on such Note. If, however, the Notes are traded on an established securities market, a cash basis U.S. Holder or electing accrual basis U.S. Holder will determine the amount realised on the settlement date. An election by an accrual basis U.S. Holder to apply the spot exchange rate on the settlement date will be subject to the rules regarding currency translation elections described above, and cannot be changed without the consent of the IRS. The amount of foreign currency gain or loss realised with respect to accrued but unpaid interest is the difference between the U.S. Dollar value of the interest based on the spot exchange rate on the date the Notes are disposed of and the U.S. Dollar value at which the interest was previously accrued. A U.S. Holder will have a tax basis in Euro received on the sale, exchange or retirement of a Rated Note equal to the U.S. dollar value of the Euro on the relevant date. Foreign currency gain or loss on a sale, exchange, redemption or repayment of a Rated Note is recognised only to the extent of total gain or loss on the transaction.

Foreign currency gain or loss recognised by a U.S. Holder on the sale, exchange or other disposition of a Rated Note (including repayment at maturity) generally will be treated as ordinary income or loss. Gain or loss in excess of foreign currency gain or loss on a Rated Note generally will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations. In the case of a non corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such Rated Notes exceeds one year.

Tax Treatment of U.S. Holders of Subordinated Notes

As noted above, although denominated as debt, based on the Issuer's capital structure a strong likelihood exists that the Class F Subordinated Notes will be treated as equity, rather than debt, of the Issuer for U.S. federal income tax purposes. This summary assumes that the Class F Subordinated Notes will be treated as equity rather than debt of the Issuer for U.S. federal income tax purposes.

Investment in a Passive Foreign Investment Company

A foreign corporation will be classified as a Passive Foreign Investment Company (a "**PFIC**") for U.S. federal income tax purposes if 75 per cent. or more of its gross income (including the *pro rata* share of the gross income of any company in which the Issuer is considered to own 25 per cent. or more of the shares by value) in a taxable year is passive income. Alternatively, a foreign corporation will be classified as a PFIC if at least 50 per cent. of its assets, averaged over the year and generally determined based on fair market value (including the *pro rata* share of the assets of any company in which the Issuer is considered to own 25 per cent. or more of the shares by value) are held for the production of, or produce, passive income.

Based on the assets that the Issuer expects to hold and the income anticipated thereon, it is highly likely that the Issuer will be classified as a PFIC for U.S. federal income tax purposes. Accordingly, the following discussion assumes that the Issuer will be a PFIC throughout the term of the Class F Subordinated Notes, and U.S. Holders of Class F Subordinated Notes should assume that they will be subject to the U.S. federal income tax consequences described below that result from owning stock in a PFIC (subject to the discussion below under "*Investment in a Controlled Foreign Corporation*" and "*Investment in a Foreign Personal Holding Company*").

Unless a U.S. Holder elects to treat the Issuer as a "qualified electing fund" (as described in the next paragraph) and the PFIC rules are otherwise applicable, upon certain distributions ("**excess distributions**") by the Issuer and upon a disposition of the Class F Subordinated Notes at a gain, the U.S. Holder will be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if such distributions and gain had been recognised rateably over the U.S. Holder's holding period for the Class F Subordinated Notes. An interest charge is also applied to the deferred tax amount resulting from the deemed rateable distribution. Finally, a U.S. Holder who acquires Class F Subordinated Notes from a decedent U.S. Holder would not receive the step up of the income tax basis to fair market value for such Class F Subordinated Notes, but would have a tax basis equal to the decedent's basis, if lower.

If a U.S. Holder elects to treat the Issuer as a "qualified electing fund" (a "**QEF**"), distributions and gain will not be taxed as if recognised rateably over the U.S. Holder's holding period, and there will be no interest charge applicable to deferred tax, nor will the denial of a basis step up at death described above apply. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income the U.S. Holder's *pro rata* share of the ordinary earnings of the qualified electing fund as ordinary income and a *pro rata* share of the net capital gain of the qualified electing fund as capital gain, regardless of whether such earnings or gain have in fact been distributed (assuming the discussion below under "Investment in a Controlled Foreign Corporation" does not apply), and subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from the Issuer certain information ("**QEF Information**"). As described and set forth below, the Issuer intends to supply U.S. Holders with the information needed for such U.S. Holders to comply with the requirements of the QEF election. Except as expressly stated, the discussion below assumes that a QEF election will not be made.

As a result of the nature of the Collateral Debt Obligations that the Issuer intends to hold, the Issuer may hold investments treated as equity of non United States corporations that are PFICs. In such a case, assuming that the Issuer is a PFIC, a U.S. Holder would be treated as owning directly its *pro rata* share of the stock of the PFIC owned by the Issuer. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by the Issuer from such a PFIC and dispositions by the Issuer of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming the Issuer receives the necessary information from the PFIC in which it owns stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by the Issuer. It is unclear, however, whether the Issuer will be able to obtain and pass on to U.S. Holders QEF Information (as defined above in "*Risk Factors*") with respect to any PFICs owned

by the Issuer. The Issuer (acting through the Collateral Manager) will use reasonable endeavours to provide QEF Information if requested by a U.S. Holder of Class F Notes. The Issuer is under no obligation to supply U.S. Holders of Class F Notes with QEF Information and as a result, the Issuer cannot ensure that such information will be made available. If the Issuer is a PFIC, each U.S. Holder of a Class F Subordinated Note must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC rules.

Investment in a Controlled Foreign Corporation

Depending on the degree of ownership of the Class F Subordinated Notes and other equity interests in the Issuer by U.S. Holders and whether the Class F Subordinated Notes are treated as voting securities, the Issuer may constitute a controlled foreign corporation ("**CFC**"). In general, a foreign corporation will constitute a CFC if more than 50 per cent. of the shares of the corporation, measured by reference to combined voting power or value, are owned, directly or indirectly, by "U.S. 10 per cent. Shareholders." A "**U.S. 10 per cent. Shareholder**", for this purpose, is any U.S. person that owns or is deemed to own 10 per cent. or more of the combined voting power of all classes of shares of a corporation. It is possible that the IRS may assert that the Class F Subordinated Notes should be treated as voting securities, and consequently that the U.S. Holders owning Class F Subordinated Notes so treated, or any combination of such Class F Subordinated Notes and other voting securities of the Issuer, that constitute 10 per cent. or more of the combined voting power of all classes of shares of the Issuer are "U.S. 10 per cent. Shareholders" and that, assuming more than 50 per cent. of the Class F Subordinated Notes and other voting securities of the Issuer are held by such U.S. 10 per cent. Shareholders, the Issuer is a CFC.

If the Issuer were treated as a CFC, a U.S. 10 per cent. Shareholder of the Issuer would be treated, subject to certain exceptions, as receiving a dividend at the end of the taxable year of the Issuer in an amount equal to that person's *pro rata* share of the "subpart F income" and investments in U.S. property of the Issuer. Among other items, and subject to certain exceptions, "subpart F income" includes dividends, interest, annuities, gains from the sale of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. It is likely that, if the Issuer were to constitute a CFC, predominantly all of its income would be subpart F income. In addition, special rules apply to determine the appropriate exchange rate to be used to translate such amounts treated as a dividend and the amount of any foreign currency gain or loss with respect to distributions of previously taxed amounts attributable to movements in exchange rates between the times of deemed and actual distributions. Unless otherwise noted, the discussion below assumes that the Issuer is not a CFC. U.S. Holders should consult their tax advisors regarding these special rules.

If the Issuer were to constitute a CFC, for the period during which a U.S. Holder of Class F Subordinated Notes is a U.S. 10 per cent. Shareholder of the Issuer, such Holder generally would be taxable on the subpart F income and investments in U.S. property of the Issuer under rules described in the preceding paragraph and not under the PFIC rules previously described. A U.S. Holder that is a U.S. 10 per cent. Shareholder of the Issuer subject to the CFC rules for only a portion of the time during which it holds Class F Subordinated Notes should consult its own tax advisor regarding the interaction of the PFIC and CFC rules.

Distributions on the Class F Subordinated Notes

Except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules or a QEF election is made, some or all of any distributions with respect to the Class F Subordinated Notes may constitute excess distributions, taxable as previously described. Distributions of current or accumulated earnings and profits which are not excess distributions will be taxed as dividends when received. The amount of such income is determined by translating Euros

received into U.S. dollars at the spot rate on the date of receipt. A U.S. Holder may realise foreign currency gain or loss on a subsequent disposition of the Euros received.

Eligibility for Reduced Rate of Taxation on Dividends

It is not expected that dividends received on the Class F Subordinated Notes will be eligible for taxation at the lower rates applicable to long term capital gains that are available on certain dividends paid to non corporate U.S. Holders of shares of U.S. corporations and certain non U.S. corporations.

Disposition of the Class F Subordinated Notes

In general, a U.S. Holder of a Class F Subordinated Note will recognise gain or loss upon the sale or exchange of the Class F Subordinated Note equal to the difference between the amount realised and such Holder's adjusted tax basis in such Class F Subordinated Note. Initially, the tax basis of a U.S. Holder should equal the amount paid for a Class F Subordinated Note. Such basis will be increased by amounts taxable to such Holder by virtue of the QEF or CFC rules, if applicable, and decreased by actual distributions from the Issuer that are deemed to consist of such previously taxed amounts or are treated as a non-taxable return of capital. A U.S. Holder that receives foreign currency upon the sale or other disposition of the Class F Subordinated Notes generally will realise an amount equal to the U.S. Dollar value of the foreign currency on the date of sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realised. Any gain or loss realised by a U.S. Holder on a subsequent conversion of the foreign currency for a different amount will be foreign currency gain or loss. If, however, the Class F Subordinated Notes are traded on an established securities market, a cash basis U.S. Holder or electing accrual basis U.S. Holder will determine the amount realised on the settlement date.

Unless a QEF election is made, it is highly likely that any gain realised on the sale or exchange of a Class F Subordinated Note will be treated as an excess distribution and taxed as ordinary income under the special tax rules described above (assuming that the PFIC rules apply and not the CFC rules).

Subject to a special limitation for individual U.S. Holders that have held the Class F Subordinated Notes for more than one year, if the Issuer were treated as a CFC and a U.S. Holder were treated as a U.S. 10 per cent. Shareholder therein, then any gain realised by such Holder upon the disposition of Class F Subordinated Notes would be treated as ordinary income to the extent of the U.S. Holder's *pro rata* share of current and accumulated earnings and profits of the Issuer. In this respect, earnings and profits would not include any amounts previously taxed pursuant to the CFC rules.

Foreign Currency Gain or Loss

A U.S. Holder of Class F Subordinated Notes (or other Notes treated as equity interests in the Issuer) that recognises income from the Notes under the QEF or CFC rules discussed above will recognise foreign currency gain or loss attributable to movement in foreign exchange rates between the date when it recognised income under those rules and the date when the income actually is distributed.

A U.S. Holder that purchases Notes with previously owned foreign currency generally will recognise foreign currency gain or loss in an amount equal to any difference between the U.S. Holder's tax basis in the foreign currency and the U.S. dollar value of the foreign currency at the spot rate on the date the Notes are purchased. A U.S. Holder that receives foreign currency upon the sale or other disposition of the Notes generally will realise an amount equal to the U.S. dollar value of the foreign currency on the date of sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realised. Any gain or loss realised by a U.S. Holder on a subsequent conversion of the foreign currency for a different amount will be foreign currency gain or loss.

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement

on Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the ownership or disposition of the Notes, or any related transaction, including without limitation, the disposition of any non U.S. currency received as interest or as proceeds from the sale or other disposition of the Notes.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax exempt entity) that transfers property (including cash) to the Issuer in exchange for Class F Subordinated Notes may be required to file an IRS Form 926 or similar form with the IRS. In the event a U.S. Holder fails to file any required form, it could be subject to a penalty equal to 10 per cent. of the fair market value of the Class F Subordinated Notes purchased by such U.S. Holder (generally up to a maximum of US$100,000).

Collateral Debt Obligations in Bearer Form

In computing the Issuer's earnings for the purposes of the CFC rules, losses on dispositions of securities in bearer form may not be allowed. Additionally, in computing the Issuer's ordinary earnings and net capital gain for the purposes of the PFIC rules, losses on dispositions of securities in bearer form may not be allowed, and any gain on such securities may be ordinary rather than capital.

Tax Treatment of Non-U.S. Holders of Notes

Subject to the discussion below under "*Information Reporting and Backup Withholding Tax*", payments, including interest, OID and any amounts treated as dividends, on a Note to a non U.S. Holder and gain realised on the sale, exchange or retirement of a Note by a non U.S. Holder, will not be subject to U.S. federal income or withholding tax, unless (a) such income is effectively connected with a trade or business conducted by such non U.S. Holder in the United States; or (b) in the case of federal income tax imposed on gain, such non U.S. Holder is a non resident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of sale and certain other conditions are satisfied.

Information Reporting and Backup Withholding Tax

The amount of interest and principal paid or accrued on the Notes, and the proceeds from the sale of a Note, in each case, paid within the United States or by a U.S. payor or U.S. middleman to a U.S. person (other than a corporation or other exempt recipient) will be reported to the IRS. Under the Code, a U.S. person may be subject, under certain circumstances, to "backup withholding tax" with respect to interest and principal on a Note or the gross proceeds from the sale of a Note paid within the United States or by a U.S. middleman or United States payor to a U.S. Person. The backup withholding tax rate is 28 per cent. through 2010 and scheduled to increase to 31 per cent. thereafter. Backup withholding tax generally applies only if the U.S. person: (a) fails to furnish its social security or other taxpayer identification number within a reasonable time after the request therefore; (b) furnishes an incorrect taxpayer identification number; (c) is notified by the IRS that it has failed to properly report interest OID or dividends; or (d) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding tax for failure to report interest and dividend payments.

Non U.S. persons may be required to comply with certification procedures to establish that they are not U.S. Holders in order to avoid information reporting and backup withholding tax.

In the case of payments to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will

be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

6. **European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)**

On 3 June 2003 the Council of the European Union formally adopted a new directive (2003/48/EC) regarding the taxation of savings income. From 1 July 2005 Member States are required to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The Issuer, Collateral Manager or Paying Agents shall be entitled to require the Noteholders to provide any information regarding their tax status, identity or residency in order to satisfy the disclosure requirements in Directive 2003/48/EC and Noteholders will be deemed by their subscription for Notes to have authorised the automatic disclosure of such information by the Issuer, Collateral Manager, Paying Agents or any other person to the relevant tax authorities.

CERTAIN EMPLOYEE BENEFIT PLAN CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), imposes certain fiduciary standards and certain other requirements on employee benefit plans subject to ERISA, including entities such as collective investment funds, certain insurance company separate accounts, certain insurance company general accounts, and entities whose underlying assets are treated as being subject to ERISA (collectively, "**ERISA Plans**"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan. The prudence of a particular investment should be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed above under "Risk Factors" and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the Notes or any interest therein.

Section 406 of ERISA and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and Keogh plans (together with ERISA Plans, "**Plans**"), and certain persons (referred to as "parties in interest" under ERISA or "disqualified persons" under the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes or other liabilities under ERISA and the Code and the transaction may have to be rescinded.

Governmental plans, certain church plans and certain non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to federal, state, local, non-U.S. laws or other laws or regulations (such as the prohibited transaction rules of Section 503 of the Code) that are substantially similar to the foregoing provisions of ERISA or the Code ("**Similar Laws**").

Under Section 3(42) of ERISA and a regulation issued by the United States Department of Labor (29 C.F.R. Section 2510.3-101, the "**Plan Assets Regulation**"), if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the Plan's assets are deemed to include both the equity interest and an undivided interest in each of the entity's underlying assets, unless either (a) immediately after the most recent acquisition of any equity interest in the entity, less than 25 per cent. of the total value of each class of equity interest in the entity is held by "Benefit Plan Investors" (disregarding equity interests held by certain persons, other than Benefit Plan Investors, with discretionary authority or control over the assets of the entity or who provide investment advice with respect to such assets (such as the Collateral Manager), or any affiliates of such persons) or (b) that the entity is an "operating company," as defined in the Plan Assets Regulation. Under Section 3(42) of ERISA a "**Benefit Plan Investor**" means (1) an employee benefit plan (as defined in Section 3(3) of ERISA) subject to the provisions of part 4 of subtitle B of Title I of ERISA, (2) a plan to which Section 4975 of the Code applies, or (3) any entity whose underlying assets include "plan assets" by reason of any such plan's investment in the entity, but only to the extent of the percentage of the equity interests in such entity that are held by Benefit Plan Investors.

If any class of the Notes were deemed to be equity interests in the Issuer and no exception under ERISA and/or the Plan Assets Regulation applied, an undivided portion of the Issuer's assets would be deemed to be assets of each Plan that invests in those Notes. In such case, certain transactions that the Issuer might enter into, or may have entered into, in the ordinary course of its business, might be deemed to constitute direct or indirect "prohibited transactions" under Section 406 of ERISA and/or Section 4975 of the Code with respect to such Plan investors and might have to be rescinded; the payment of certain of the fees to the Collateral Manager might be considered to be a non-exempt

prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code; the Collateral Manager and other persons, in providing services with respect to the Issuer's assets, might be fiduciaries or other parties in interest or disqualified persons with respect to such Plans; and it is not clear whether the limitations of Section 403(a) of ERISA on the delegation of investment management responsibilities by fiduciaries of ERISA Plans or whether the rules of Section 404(b) of ERISA and the regulations thereunder regarding maintenance of the indicia of ownership of the assets of an ERISA Plan outside the jurisdiction of the U.S. district courts would be satisfied.

The Plan Assets Regulation defines an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Although the Plan Assets Regulation is silent with respect to the question of which law constitutes applicable local law for this purpose, the Department of Labor has stated that these determinations should be made under the state law governing interpretation of the instrument in question. In the preamble to the Plan Assets Regulation, the Department of Labor declined to provide a precise definition of what features are equity features or the circumstances under which such features would be considered "substantial," noting that the question of whether a Plan's interest has substantial equity features is an inherently factual one, but that in making a determination it would be appropriate to take into account whether the equity features are such that a Plan's investment would be a practical vehicle for the indirect provision of investment management services. There is little pertinent authority in this area.

Although there can be no assurance in this regard, based on the credit quality (as reflected by the credit rating assigned by the Rating Agencies) of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes, the traditional debt characteristics of such Notes and the absence of rights to payment in excess of principal and stated interest under such Notes, the Issuer is initially treating the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as not being "equity interests" in the Issuer for purposes of ERISA and the Plan Assets Regulation. Although the Issuer does not currently anticipate any future changes in the treatment of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as not being "equity interests" in the Issuer, the treatment of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes could, nevertheless, be affected, subsequent to their issuance, by certain changes in the structure or financial condition of the Issuer, such as, in the event the Issuer incurs losses in respect of the assets held by the Issuer. In addition, there is increased uncertainty regarding the characterization of debt instruments that do not carry an investment grade rating. Consequently, the treatment of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as not being "equity interests" in the Issuer may change in the event of a withdrawal of, or downgrade to below, investment grade of the rating of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes. There is a risk that the Class F Subordinated Notes would likely constitute "equity interests" in the Issuer for purposes of ERISA and the Plan Assets Regulation.

Each of the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, and certain other parties, or their respective affiliates, may be the sponsor of, or investment adviser with respect, to one or more Plans. Because such parties may receive certain benefits in connection with the sale of the Notes to such Plans, whether or not the Notes are treated as equity interests in the Issuer, the purchase of such Notes using the assets of a Plan over which any of such parties has investment authority might be deemed to be a violation of the prohibited transaction rules of ERISA and/or Section 4975 of the Code for which no exemption may be available. Accordingly, the Notes may not be purchased using the assets of any Plan if any of the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, or their respective affiliates has investment authority or provides or has provided investment advice with respect to such assets.

In addition, if the Notes are acquired by a Plan with respect to which the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, any holder of the Notes or any of their respective affiliates is a party in interest or a disqualified person, other than a sponsor of, or investment adviser with respect to, such Plan, such transaction could be deemed to be a direct or indirect prohibited transaction within the meaning of Section 406 of ERISA and/or Section 4975 of

the Code. In addition, if a party in interest or disqualified person with respect to a Plan owns or acquires a 50 per cent. or more beneficial interest in the Issuer, the acquisition or holding of the Notes by or on behalf of such Plan could be considered to constitute an indirect prohibited transaction. Moreover, the acquisition or holding of the Notes or other indebtedness issued by the Issuer by or on behalf of a party in interest or disqualified person with respect to a Plan that owns or acquires an equity interest in the Issuer also could give rise to an indirect prohibited transaction. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code could be applicable, however, to a Plan's acquisition of a Class A Note, Class B Note, Class C Note, Class D Note and Class E Note depending in part upon the type of Plan fiduciary making the decision to acquire the Class A Note, Class B Note, Class C Note, Class D Note and Class E Note and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("**PTE**") 90-1, regarding investments by insurance company pooled separate accounts; PTE 91-38, regarding investments by bank collective investment funds; PTE 84-14 (amended effective August 23, 2005), regarding transactions effected by a "qualified professional asset manager;" PTE 96-23, regarding investments by certain "in-house asset managers;" and PTE 95-60, regarding investments by insurance company general accounts. Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory prohibited transaction exemption for some transactions between Plans and non-fiduciary service providers who are parties in interest or disqualified persons if specified conditions are satisfied. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might not cover all acts which might be construed as prohibited transactions.

EACH ACQUIRER AND EACH TRANSFEREE OF A CLASS A NOTE, CLASS B NOTE, CLASS C NOTE, CLASS D NOTE OR CLASS E NOTE OR ANY INTEREST THEREIN, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO REPRESENT AND AGREE (OR, IF REQUIRED BY THE TRUST DEED, A TRANSFEREE WILL BE REQUIRED TO CERTIFY) (1) EITHER THAT (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS SUCH NOTE OR INTEREST THEREIN WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF) A BENEFIT PLAN INVESTOR, OR A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY SIMILAR LAWS, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD SUCH NOTES OR ANY INTEREST THEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B)(I) IN CONNECTION WITH THE ACQUISITION, HOLDING AND DISPOSITION OF ANY NOTE, THE BENEFIT PLAN INVESTOR'S FIDUCIARY HAS DETERMINED THAT THE BENEFIT PLAN INVESTOR IS RECEIVING NO LESS, AND PAYING NO MORE, THAN "ADEQUATE CONSIDERATION" (WITHIN THE MEANING OF SECTION 408(B)(17)(B) OF ERISA AND SECTION 4975(F)(10) OF THE CODE) AND (II) ITS ACQUISITION, HOLDING AND DISPOSITION OF SUCH NOTE OR ANY INTEREST THEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A VIOLATION OF ANY SIMILAR LAWS); AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER SUCH NOTES OR ANY INTEREST THEREIN OTHERWISE THAN TO AN ACQUIRER OR TRANSFEREE THAT IS DEEMED TO REPRESENT AND AGREE (OR, IF REQUIRED BY THE TRUST DEED, REQUIRED TO CERTIFY) WITH RESPECT TO ITS ACQUISITION, HOLDING AND DISPOSITION OF SUCH NOTES TO THE SAME EFFECT AS THE ACQUIRER'S REPRESENTATION AND AGREEMENT SET OUT IN THIS SENTENCE.

NEITHER THE CLASS F SUBORDINATED NOTES NOR ANY INTEREST THEREIN MAY BE ACQUIRED OR HELD BY BENEFIT PLAN INVESTORS; ACCORDINGLY, EACH ACQUIRER AND EACH TRANSFEREE OF THE CLASS F SUBORDINATED NOTES OR ANY INTEREST THEREIN, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE

DEEMED OR REQUIRED IN WRITING, AS APPLICABLE, TO REPRESENT AND AGREE THAT, DURING THE PERIOD IT HOLDS ANY INTEREST IN ANY SUCH NOTE, IT IS NOT, AND IS NOT ACTING ON BEHALF OF (1) EITHER (A) A BENEFIT PLAN INVESTOR OR A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY SIMILAR LAWS AND/OR LAWS OR REGULATIONS THAT PROVIDE THAT THE ASSETS OF THE ISSUER COULD BE DEEMED TO INCLUDE "PLAN ASSETS" OF SUCH PLAN, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD SUCH NOTES OR ANY INTEREST THEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) IT IS, OR IS ACTING ON BEHALF OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, AND SUCH ACQUISITION DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS, AND WILL NOT SUBJECT THE ISSUER OR THE COLLATERAL MANAGER TO ANY LAWS, RULES OR REGULATIONS APPLICABLE TO SUCH PLAN SOLELY AS A RESULT OF THE INVESTMENT IN THE ISSUER BY SUCH PLAN; AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER SUCH NOTES OR ANY INTEREST THEREIN OTHERWISE THAN TO AN ACQUIRER OR TRANSFEREE THAT IS DEEMED TO REPRESENT AND AGREE (OR, IF REQUIRED BY THE TRUST DEED, REQUIRED TO CERTIFY) WITH RESPECT TO ITS ACQUISITION, HOLDING AND DISPOSITION OF SUCH NOTES TO THE SAME EFFECT AS THE ACQUIRER'S REPRESENTATION AND AGREEMENT SET OUT IN THIS SENTENCE. NO ACQUISITION BY OR TRANSFER TO A BENEFIT PLAN INVESTOR OF ANY SUCH NOTE WILL BE EFFECTIVE, AND NONE OF THE ISSUER, THE REGISTRAR, ANY TRANSFER AGENT OR THE TRUSTEE WILL RECOGNISE SUCH ACQUISITION OR TRANSFER OF SUCH NOTE. IN THE EVENT THAT THE ISSUER DETERMINES THAT ANY SUCH NOTE IS HELD BY A BENEFIT PLAN INVESTOR, THE ISSUER MAY CAUSE A SALE OR TRANSFER OF SUCH NOTE.

THE ISSUER, THE TRUSTEE, THE INITIAL PURCHASER AND THE COLLATERAL MANAGER SHALL BE ENTITLED TO CONCLUSIVELY RELY UPON THE REPRESENTATIONS AND AGREEMENTS DESCRIBED HEREIN BY ACQUIRERS AND TRANSFEREES OF ANY NOTES WITHOUT FURTHER INQUIRY.

THE ACQUIRER AND ANY FIDUCIARY CAUSING IT TO ACQUIRE AN INTEREST IN ANY NOTES AGREES TO INDEMNIFY AND HOLD HARMLESS THE ISSUER, THE INITIAL PURCHASER, THE PLACEMENT AGENT, THE COLLATERAL MANAGER, THE TRUSTEE, AND THEIR RESPECTIVE AFFILIATES, FROM AND AGAINST ANY COST, DAMAGE OR LOSS INCURRED BY ANY OF THEM AS A RESULT OF ANY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS BEING OR BECOMING FALSE.

ANY PURPORTED ACQUISITION OR TRANSFER OF ANY NOTE OR BENEFICIAL INTEREST THEREIN TO AN ACQUIRER OR TRANSFEREE THAT DOES NOT COMPLY WITH THE REQUIREMENTS DESCRIBED HEREIN SHALL BE NULL AND VOID *AB INITIO*.

It should be noted that an insurance company's general account may be deemed to include assets of Plans under certain circumstances, *e.g.*, where a Plan purchases an annuity contract issued by such an insurance company, based on the reasoning of the United States Supreme Court in *John Hancock Mutual Life Ins. Co. v. Harris Trust and Savings Bank*, 510 U.S. 86 (1993). An insurance company considering the purchase of Notes with assets of its general account should consider such purchase and the insurance company's ability to make the representations described above in light of *John Hancock Mutual Life Ins. Co. v. Harris Trust and Savings Bank*, Section 401(c) of ERISA and a regulation promulgated by the U.S. Department of Labor under that Section of ERISA, 29 C.F.R. Section 2550.401c-1.

A fiduciary of an ERISA Plan or other employee benefit plan that is subject to Similar Law, prior to investing in the Notes or any interest therein, should take into account, among other considerations, whether the fiduciary has the authority to make the investment; the composition of the plan's portfolio with respect to diversification by type of asset; the plan's funding objectives; the tax effects of the

investment; and whether, under the general fiduciary standards of ERISA or Similar Laws, including investment prudence and diversification, an investment in the Notes or any interest therein is appropriate for the plan, taking into account the plan's particular circumstances and all of the facts and circumstances of the investment, including such matters as the overall investment policy of the plan and the composition of the plan's investment portfolio.

The sale of any Note or any interest therein to a Plan or a governmental, church or non-U.S. plan that is subject to Similar Laws is in no respect a representation by the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee or any of their affiliates that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular such plan; that the prohibited transaction exemptions described above, or any other prohibited transaction exemption, would apply to such an investment by such plan in general or any particular such plan; or that such an investment is appropriate for such plan generally or any particular such plan.

The discussion of ERISA and Section 4975 of the Code contained in this Prospectus, is, of necessity, general, and does not purport to be complete. Moreover, the provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. Therefore, the matters discussed above may be affected by future regulations, rulings and court decisions, some of which may have retroactive application and effect.

Any Plan or employee benefit plan not subject to ERISA or Section 4975 of the Code, and any fiduciary thereof, proposing to invest in the Notes or any interest therein should consult with its legal advisers concerning the consequences of the investment under ERISA, Section 4975 of the Code and any Similar Laws, including confirmation that the investment will not result in a non-exempt prohibited transaction or a violation of any Similar Laws and will satisfy the other requirements of ERISA, Section 4975 of the Code and any other Similar Laws, prior to its purchase of the Notes.

PLAN OF DISTRIBUTION

Goldman Sachs International in its capacity as initial purchaser (the "**Initial Purchaser**") has agreed with the Issuer, subject to the satisfaction of certain conditions, to subscribe and pay for each of the Notes (other than the Class A-1 VF Notes, certain Class F-1 Subordinated Notes and the Restricted Class F-2 Subordinated Notes) pursuant to the Subscription and Placement Agreement, at the issue price of 100 per cent. (less subscription and underwriting fees to be agreed between the Issuer and Initial Purchaser). In addition, Goldman Sachs International in its capacity as placement agent (the "**Placement Agent**") has agreed, pursuant to the Subscription and Placement Agreement, to place the Class A-1 VF Notes and certain Class F-1 Subordinated Notes. The Subscription and Placement Agreement entitles the Initial Purchaser and the Placement Agent to terminate it in certain circumstances prior to payment being made to the Issuer. The Initial Purchaser and the Placement Agent may, in its discretion, retain or on sell the Notes purchased by it in individually negotiated transactions.

The Class F-1 Subordinated Notes have also been designated for trading through the PORTAL System.

Certain investors, which may be closely associated with the Collateral Manager or its affiliates, have agreed with the Issuer to subscribe and pay for certain Restricted Class F-2 Subordinated Notes pursuant to each of the note purchase agreements to be dated on or about 3 May 2007 (each a "**Note Purchase Agreement**"). Neither the Collateral Manager nor any of its Affiliates will be under any obligation to maintain ownership of any such Restricted Class F-2 Subordinated Notes. In relation to the Restricted Class F-2 Subordinated Notes, neither the Initial Purchaser nor the Placement Agent has provided any services, consultation or information to the Restricted Class F-2 Subordinated Noteholders or communicated with the Restricted Class F-2 Subordinated Noteholders in any way in connection with their purchase of Restricted Class F-2 Subordinated Notes and has not assessed the suitability of any Restricted Class F-2 Subordinated Noteholders.

In connection with this issue, Goldman Sachs International in its capacity as Stabilising Manager, may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules. No such stabilising shall take place in or from Ireland.

It is a condition of the issue of the Notes of each Class that the Notes of each other Class be issued in the following principal amounts: Class A-1 VF Notes: €150,000,000, Class A-2a Notes: €199,000,000, Class A-2b Notes: €50,000,000, Class B Notes: €42,000,000, Class C Notes: €39,000,000, Class D Notes: €33,000,000, Class E Notes: €25,500,000, Class F-1 Subordinated Notes: €59,000,000 and Restricted Class F-2 Subordinated Notes: €2,500,000.

The Issuer has agreed to indemnify the Initial Purchaser, the Placement Agent, the Collateral Manager, the Collateral Administrator, the Trustee and certain other participants against certain liabilities or to contribute to payments they may be required to make in respect thereof.

Certain of the Collateral Debt Obligations may have been originally underwritten or placed by the Initial Purchaser and Placement Agent, respectively. In addition, the Initial Purchaser and the Placement Agent may have in the past performed and may in the future perform investment banking services or other services for issuers of the Collateral Debt Obligations. In addition, the Initial Purchaser, the Placement Agent and their Affiliates may from time to time as a principal or through one or more investment funds that it or they manage, make investments in the equity securities of one or more of the issuers of the Collateral Debt Obligations, with a result that one or more of such issuers may be or may become controlled by the Initial Purchaser, the Placement Agent or their Affiliates.

No action has been or will be taken by the Issuer, the Placement Agent or the Initial Purchaser that would permit a public offering of the Notes or possession or distribution of this Prospectus or any other offering material in relation to the Notes in any jurisdiction where action for the purpose is required. No offers, sales or deliveries of any Notes, or distribution of this Prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction, except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on the Issuer, the Placement Agent or the Initial Purchaser.

The Notes have not been and will not be registered under the Securities Act and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons or to U.S. Residents except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act and in the manner so as not to require the registration of the Issuer as an "investment company" pursuant to the Investment Company Act.

The Issuer has been advised by the Initial Purchaser that the Initial Purchaser proposes to resell the Notes (other than certain Restricted Class F-2 Subordinated Notes not purchased by the Initial Purchaser) (1)(a) outside the United States to non-U.S. Persons in offshore transactions in reliance on Regulation S and (b) in the United States (directly or through its U.S. broker-dealer affiliate) in reliance on Rule 144A only to purchasers for their own account or for the accounts of QIBs, each of such purchasers or accountholders is a QP; and (2) in accordance with all applicable securities laws of any states of the United States and any other applicable jurisdictions.

The Initial Purchaser and the Placement Agent has acknowledged and agreed that it will not offer, sell or deliver any Regulation S Notes to, or for the account or benefit of, any U.S. Person or U.S. Resident as part of their distribution at any time and that it will send to each distributor, dealer or person receiving a selling concession, fee or other remuneration to which it sells Regulation S Notes a confirmation or other notice setting forth the prohibition on offers and sales of the Regulation S Notes within the United States or to, or for the account or benefit of, any U.S. Person or U.S. Resident.

In addition, until 40 days after the commencement of the offering, an offer or sale of the Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or Regulation D.

The Notes sold in reliance on Rule 144A will be issued in minimum denominations of €250,000 and integral multiples of €1,000 in excess thereof. The Regulation S Notes (excluding the Restricted Class F-2 Subordinated Notes) will be issued in minimum denominations of €100,000 and integral multiples of €1,000. The Restricted Class F-2 Subordinated Notes will be issued in minimum denominations of €50,000 and integral multiples of €1,000 in excess thereof. Any offer or sale of Rule 144A Notes and Restricted Class F-2 Subordinated Notes in reliance on Rule 144A and Regulation D, as applicable, will be made by broker-dealers who are registered as such under the Exchange Act. After the Notes (other than certain Restricted Class F-2 Subordinated Notes) are released for sale, the offering price and other selling terms may from time to time be varied by the Initial Purchaser. The Class A-1 VF Notes will be represented by a registered note in definitive form, to be issued pursuant to the Class A-1 VF Note Purchase Agreement and sold under Regulation S or Rule 144A, representing the interests of the VFN Commitment Holders that may be drawn in an amount equal to at least the Minimum Drawing Amount.

This Prospectus has been prepared by the Issuer for use in connection with the offer and sale of the Notes and for the listing of the Notes of each Class on the Irish Stock Exchange. The Issuer, the Placement Agent and the Initial Purchaser reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the principal amount of Notes, which may be offered. This Prospectus does not constitute an offer to any person in the United States or to any U.S. Person. Distribution of this Prospectus to any such U.S. Person or to any person within the United States, other than in accordance with the procedures described above, is unauthorised and any disclosure of any of its contents, without the prior written consent of the Issuer, is prohibited.

Each of the Initial Purchaser and the Placement Agent has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by or in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Each of the Initial Purchaser and the Placement Agent has also agreed to comply with the following selling restrictions:

(a) ***Australia***: This Prospectus does not constitute a disclosure document or a product disclosure statement for the purposes of the Corporations Act 2001 of the Commonwealth of Australia (the "**Corporations Act**") and has not been, and will not be, lodged with the Australian Securities and Investments Commission. The Notes will be offered to persons who receive offers in Australia only to the extent that both (a) those persons are "wholesale clients" for the purposes of Chapter 7 of the Corporations Act; and (b) such offers of Notes for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act. Any offer of Notes received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers for the issue or sale of Notes will only be made, and this document may only be distributed, in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act ("**Section 708**") and where the investors are also "wholesale clients" as described above.

As the offer for the issue of Notes will be made in Australia without disclosure under the Corporations Act, the offer of those Notes for sale in Australia within 12 months of their issue may, under section 707(3) or 1012C(6) of the Corporations Act, require disclosure to investors under the Corporations Act if none of the exemptions under the Corporations Act apply. Accordingly, any person to whom Notes are issued or sold pursuant to this document must not, within 12 months after the issue, offer (or transfer, assign or otherwise alienate) those Notes to investors in Australia except in circumstances where disclosure to investors is not required under the Corporations Act or unless a compliant disclosure document or product disclosure statement is prepared and lodged with the Australian Securities and Investments Commission. Disclosure to investors would not generally be required:

(a) under Part 6D.2 of the Corporations Act where:

(i) the Notes are offered for sale on a stock exchange outside of Australia;

(ii) the Notes are offered for sale to categories of "professional investors" referred to in section 708(11) of the Corporations Act; or

(iii) the Notes are offered to persons who are "sophisticated investors" that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act; and

(b) under Chapter 7 of the Corporations Act where the Notes are only offered to persons who are "wholesale clients" within the meaning of section 761G of the Corporations Act.

However, Chapter 6D and Chapter 7 of the Corporations Act is complex, and if in any doubt, you should confer with your professional advisers regarding the position.

This document is intended to provide general information only and has been prepared without taking into account any particular person's objectives, financial situation or needs. Investors should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Investors should review and consider the contents of this document and obtain financial advice specific to their situation before making any decision to make an application for the Notes.

Each of the Issuer and the Collateral Manager does not hold an Australian financial services licence.

An investor will not have cooling off rights.

(b) ***Austria***: The Notes may only be offered in the Republic of Austria in compliance with the provisions of the Austrian Capital Market Act and other laws applicable in the Republic of Austria governing the offer and sale of the Notes in the Republic of Austria. The Notes are not registered or otherwise authorised for public offer either under the Capital Market Act or the Investment Fund Act. The recipients of this Prospectus and other selling material with respect to the Notes have been individually selected and identified before any offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the Notes may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or the Investment Fund Act. No distribution or publication of this Prospectus is made to persons other than the recipients to whom this document is personally addressed.

(c) ***Belgium***: The offer has not been notified to the Belgian Banking, Finance and Insurance Commission (*Commission Bancaire, Financière et des Assurances*) by the offeror pursuant to article 18 of the Belgian law of 22 April 2003 on the Public Offering of Securities (the "**Law on Public Offerings**") nor pursuant to Article 18 of the Royal Decree of 16 June 2006 (the "**Royal Decree**"). Accordingly no offer of the Notes may be advertised and the Notes may not be offered or sold, and neither this document nor any other information, document, brochure or similar document may be distributed, directly or indirectly, to any person in Belgium other than (i) institutional investors listed in article 10 of the Royal Decree of 16 June 2006 acting for their own account, or (ii) investors subscribing for a minimum amount of EUR 50,000 each pursuant to article 3.1 of the Royal Decree.

(d) ***Bermuda***: The Notes may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda. Additionally, non–Bermudian persons may not carry on or engage in any trade or business in Bermuda unless such persons are authorised to do so under applicable Bermuda legislation. Engaging in the activity of offering or marketing the Notes in Bermuda to persons in Bermuda may be deemed to be carrying on business in Bermuda.

(e) ***Denmark***: This Prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark.

The offering of Notes will be made pursuant to section 11 subsection 1 number 1 and 3 of the Danish Executive Order No. 306 of 28 April 2005 (the "**Executive Order**") and will not be registered with and have not been approved by or otherwise published by the Danish Financial Supervisory Authority, the Danish Securities Council or the Danish Commerce and Companies Agency under the relevant Danish Acts and Regulations. The Prospectus will only

be directed to persons in Denmark who are regarded Qualified Investors as set forth in section 2 of the Executive Order and/or to investors who acquire Notes for a total consideration of at least Euro 50,000 per investor, for each separate offer. The Notes may not be made available to any other person in Denmark nor may the Notes otherwise be marketed or offered for sale in Denmark.

(f) ***France***: This Prospectus is furnished to you solely for your information and may not be reproduced or redistributed to any other person. It is solely destined for persons or institutions to which it was initially supplied. This document does not constitute an offer or an invitation to subscribe for or to purchase any securities and neither this document nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The information made available in the Prospectus has not been prepared in the context of a public offer of financial instruments in France and has therefore not been submitted to the Autorité des Marchés Financiers for approval. It is made available solely for information purposes and does not constitute an offer or invitation for the subscription or purchase of the Notes. The Prospectus is being furnished only to a limited circle of investors (*Cercle Restreint D'investisseurs*) and/or qualified investors (*Investisseurs Qualifiés*), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants undertake not to re-transfer, directly or indirectly, the Notes to the public in France, other than in compliance with Articles l. 411-1, l. 411-2, l. 412-1 and l. 621-8 of the French Financial and Monetary Code.

(g) ***Germany***: Please note that the Notes may be re qualified as a fund investment. The Notes which are the subject of this Prospectus are neither registered for public distribution with the federal financial supervisory authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – "**BaFin**") according to the German Investment Act nor listed on a German Exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFIN. Consequently, the interests in the Notes must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner and this Prospectus and any other document relating to the interests in the Notes, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of interests in the Notes to the public in Germany or any other means of public marketing. No view on taxation is expressed. Prospective investors in Germany are urged to consult their own tax advisers as to the tax consequences that may arise from an investment in the Notes.

(h) ***Guernsey***: Each of the Initial Purchaser and the Placement Agent has represented and agreed that it has not offered or sold and will not offer or sell any Notes to any person resident for the purposes of the Income Tax (Guernsey) Law 1975 in the Islands of Guernsey, Alderney or Herm.

(i) ***European Economic Area***: In relation to each member state of the European Economic Area which has implemented Directive 2003/71/EC (each, a "**Relevant Member State**") each of the Initial Purchaser and the Placement Agent has represented and agreed that with effect from and including the date on which Directive 2003/71/EC is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than Qualified Investors as defined in the Prospectus Directive); or

(iv) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of Directive 2003/71/EC,

provided that no such offer of Notes shall require the Issuer or the Initial Purchaser or the Placement Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression on "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that member state by any measure implementing Directive 2003/71/EC in that member state and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(j) ***Hong Kong***: The Notes have not been and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances in which any such document does not constitute a "prospectus" within the meaning of the Companies Ordinance of Hong Kong. No advertisement, invitation or document relating to the Notes has been or will be issued, or held for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to instruments which are or are intended to be disposed of only to persons outside Hong Kong or only to persons in Hong Kong who are recipients of any document which does not constitute a "prospectus" within the meaning of the Companies Ordinance of Hong Kong and any rules made thereunder.

(k) ***Ireland***: Each of the Initial Purchaser and the Placement Agent has confirmed that:

(i) it will not underwrite the issue of, or place, the Notes otherwise than in conformity with the provisions of the Irish Investment Intermediaries Act 1995, as amended, including without limitation, Sections 9 and 23 thereof and any codes of conduct rules made under Section 37 thereof and the provisions of the Investor Compensation Act 1998;

(ii) it will not underwrite the issue of, or place, or offer, or sell the Notes except in conformity with EC Directive 2003/ 71/ EC, the Irish Prospectus (Directive 2003/ 71/ EC) Regulations 2005 and the Irish Companies Acts 1963 to 2006; and

(iii) it has not and will not underwrite the issue of, or place, or offer, or sell the Notes otherwise than in conformity with the Irish Market Abuse (Directive 2003/ 6/ EC) Regulations 2005.

(l) ***Israel***: This offer is intended solely for investors listed in the first supplement of the Israeli Securities Law, 1968 as amended. This Prospectus has not been prepared or filed, and will not be prepared or filed, in Israel relating to the securities hereunder. The Notes cannot be

resold in Israel other than to entities who qualify for an exemption under Section 15a(b) of the Israeli Securities Law, 1968.

(m) ***Italy***: Each of the Initial Purchaser and the Placement Agent represents and agrees that it has not offered any Notes nor distributed, in the context of an offer, any copies of this Prospectus or any other document relating to the Notes in the Republic of Italy ("**Italy**"), and will not offer any Notes nor distribute, in the context of an offer, any copies of this Prospectus or any other document relating to the Notes in Italy.

(n) ***Japan***: The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**SEL**"), and the Notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except that the offer and sale of the securities in Japan may be made only through private placement sale in Japan in accordance with an exemption available under the SEL and in accordance with all other applicable laws and regulations of Japan. For purposes of this paragraph, "Resident of Japan" shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

(o) ***Jersey***: The Notes may not be offered to, sold to, or purchased by persons resident for income tax purposes in Jersey (other than financial institutions in the normal course of business).

(p) ***Netherlands***: All Notes (including rights representing an interest in a Global Note) issued by the Issuer shall be offered in the Netherlands in accordance with the following conditions:

(i) such Notes shall upon the Closing Date have a denomination of at least Eur100,000 (or the equivalent in other currency);

(ii) either the Issuer is not reasonably able to identify any individuals or legal entities who are established, domiciled or have their residence in The Netherlands ("**Dutch Residents**") who are holders of the Notes on the Closing Date or, to the extent Notes are issued directly to such holders or issued in circumstances where the issuer is reasonably aware of their identity on or prior to the Closing Date, such Dutch Resident holders must qualify as professional market parties ("**PMP's**") and be verified as such by the Issuer on or prior to such Closing Date in accordance with the Dutch Central Bank's 2005 policy rules pursuant to the Dutch Banking Act Exemption Regulation (*Beleidsregel 2005 Kernbegrippen Markttoetreding En Handhaving Wtk 1992*); and

(iii) all Notes are held at the time of issuance through a clearing system that is established in a member state of the European Economic Area, the United States, Japan, Australia, Canada or Switzerland in which securities can only be held through a licensed bank or securities firm or directly by a member of such clearing system qualifying as a PMP.

Furthermore, the Restricted Class F-2 Subordinated Notes (including rights representing an interest in a Restricted Class F-2 Subordinated Note in global form) may not be offered, sold, transferred or delivered, directly or indirectly, on their Closing Date or at any time thereafter, to Dutch Residents and all Restricted Class F-2 Subordinated Notes shall bear a legend to the following effect:

"This Global Certificate/Restricted Class F-2 Subordinated Note (or any interest therein) may not be sold, transferred or delivered to Dutch Residents other than to professional market parties within the meaning of the exemption regulation under the Dutch Act on the Supervision of Credit Institutions 1992 that acquire such Global Certificate/Restricted Class F-2 Subordinated Note (or any interest herein) for their own account or for the account

of another PMP and that trade or invest in securities in the conduct of a business or profession.

Each Dutch Resident by purchasing this Global Certificate/Restricted Class F-2 Subordinated Note (or any interest herein), will be deemed to have represented and agreed for the benefit of the issuer that it is such a PMP and is acquiring this Global Certificate/Restricted Class F-2 Subordinated Note for its own account or for the account of another PMP.

Each holder of this Global Certificate/Restricted Class F-2 Subordinated Note (or any interest therein), by purchasing such Global Certificate/Restricted Class F-2 Subordinated Note (or any interest therein), will be deemed to have represented and agreed for the benefit of the issuer that (1) such Global Certificate/Restricted Class F-2 Subordinated Note (or any interest therein) may not be offered, sold, pledged or otherwise transferred to Dutch Residents other than to a PMP acquiring for its own account or for the account of another PMP and that (2) the holder will provide notice of the transfer restrictions described herein to any subsequent transferee."

(q) ***New Zealand***: The Notes may not be offered, sold or delivered, directly or indirectly, nor may any Prospectus or advertisement in relation to any offer of Notes be distributed in New Zealand, other than:

(i) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who in all the circumstances can properly be regarded as having been selected other than as members of the public; or

(ii) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

(r) ***Norway***: No action has or will be taken for the offering of Notes to be registered under the public offering rules of the Securities Trading Act 1997 (as amended). Each investor should carefully consider individual tax issues before investing in the Notes. This document must not be copied or otherwise distributed by the recipient.

(s) ***Philippines***: The Notes being offered or sold have not been and will not be registered with the Philippine Securities and Exchange Commission under the Securities Regulation Code of the Philippines ("**SRC**"). Any future offer or sale thereof within the Philippines is subject to registration requirements under the SRC unless such offer or sale qualifies as an exempt transaction under the SRC.

(t) ***Poland***: No permit has been obtained from the Polish Securities and Exchange Commission in relation to the issue of the Notes. Accordingly, the Notes will not be admitted to trading on the regulated market in Poland nor be offered in the Republic of Poland ("**Poland**") in the course of Act on Public Offering, Conditions governing the introduction of Financial Instruments to organised trading, and Public Companies of 29 July 2005 (Journal of Laws of 2005, No. 184 Item 1539) as part of their initial distribution or otherwise to residents of Poland. Pursuant to Article 3 of the Act on Public Offering "Public Offering" means "communication in any form and by any means, made within the Republic of Poland and addressed to at least 100 persons, or to an unspecified addressee, which contains sufficient information on the securities to be offered and terms and conditions of their acquisition, so as to enable an investor to decide to purchase these securities". The acquisition and holding of Notes by residents of Poland may be subject to restrictions imposed by Polish law (including Foreign Exchange Regulations) and the offer and sale of Notes to Polish residents or within Poland in secondary trading may also be subject to restrictions.

(u) ***Portugal***: No offer of the Notes has been registered with the Portuguese Securities Market Commission (the "**CMVM**"). Each of the Initial Purchaser and the Placement Agent will

represent, warrant and agree that it has not offered or sold, and it will not offer or sell any Notes in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese law.

No action has been or will be taken that would permit a public offering of any of the Notes in Portugal. Accordingly, no Notes may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations in particular, each of the Initial Purchaser and the Placement Agent will represent, warrant and agree that no offer has been addressed to more than 200 (non-institutional) Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or followed by publication of any promotional material. The Notes are intended for institutional investors. Institutional investors within the meaning of Article 30 of the Securities Code ("**Código dos Valores Mobiliários**") includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorised or regulated financial institutions, notably securitisation funds and their respective management companies and all other financial companies, securitisation companies, venture capital companies, venture capital funds and their respective management companies.

(v) ***Spain***: The sale of the Notes described herein does not form part of any public offer of the notes in Spain. Each investor in Spain has acknowledged and represented that it has entered into an individual transaction that has been negotiated and/or agreed between it and the seller of the Notes upon the request of such investor. Each investor in Spain acknowledges that it has not received any advertising or marketing material from the seller of the Notes regarding such transaction. Any subsequent transaction such investor executes regarding the Notes (including requesting the registrar to transfer the notes on to any entity managed or controlled by such investor) will be executed on the investor's own behalf only and not on behalf of or for the account of any other person.

These Notes may not be directly or indirectly sold, transferred or delivered in Spain in any manner, at any time other than to qualified investors (*Inversores Cualificados*), which for the purposes hereof shall include only pension funds (*Fondos de Pensiones*), collective investment schemes (*Instituciones de Inversión Colectiva*), securitisation funds (*Fondos de Titulización*), insurance companies (*Compañías de Seguros*), banks, saving banks and other credit entities (*Bancos, Cajas de Ahorro y Otras Entidades de Credito*) and securities firms (*Sociedades y Agencias de Valores*) and other investors classified by Spanish securities laws and regulations as "qualified investors" (*Inversores Cualificados*).

The offering or sale of the Notes contemplated in the Prospectus, or the distribution of the Prospectus or any other document relating to the Notes in Spain shall not constitute, pursuant to the Article 30 bis 1 of Law 24/1988 of 28 July of the Securities Markets (as amended by Royal Decree Law 5/2005 of 11 March), a public offering of securities in Spain. As a consequence, the Prospectus (and no other offering circular or prospectus relating to the notes) has not been and is not envisaged to be approved by, registered or filed with, or notified to the Comision Nacional del Mercado de Valores or any other regulatory authority in Spain, and does not constitute a Prospectus for the public offering of securities in Spain.

(w) ***Sweden***: Neither the offering of the Notes nor this Prospectus is subject to any registration or approval requirements in Sweden and this Prospectus has not been, nor will it be, registered or approved by Finansinspektionen.

Accordingly, the Notes may not, directly or indirectly, be offered or sold to any member of the public in Sweden except in circumstances that will not result in a requirement to prepare a Prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act (Lag (1991:980) om Handel med Finansiella Instrument).

This document may not be reproduced or directly or indirectly be distributed to any other person other than the original recipient without the express consent of the Initial Purchaser or the Placement Agent.

(x) ***United Kingdom***: Each of the Initial Purchaser and the Placement Agent has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Notes.

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the Notes.

Rule 144A Notes

Each prospective purchaser of Rule 144A Notes, by accepting delivery of this Prospectus, will be deemed to have represented and agreed that such person acknowledges that this Prospectus is personal to it and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Notes other than pursuant to (i) Rule 144A ("**Rule 144A**") under the Securities Act or (ii) in offshore transactions in accordance with Regulation S ("**Regulation S**") under the Securities Act. Distribution of this Prospectus, or disclosure of any of its contents to any person other than such offeree and those persons, if any, retained to advise it with respect thereto is unauthorised and any disclosure of any of its contents, without the prior written consent of the Issuer, is prohibited.

Each purchaser of Notes represented by a Rule 144A Global Certificate will be deemed to have represented and agreed as follows:

(1) The purchaser (a) is a qualified institutional buyer ("**QIB**") as defined in Rule 144A, (b) is aware that the sale of such Rule 144A Notes to it is being made in reliance on Rule 144A, (c) is acquiring such Notes for its own account or for the account of a QIB, as to which the purchaser exercises sole investment discretion, and in a principal amount of not less than €250,000 for the purchaser and for each such account and (d) will provide notice of the transfer restrictions described herein to any subsequent transferees.

(2) The purchaser understands that such Rule 144A Notes have not been and will not be registered under the Securities Act, and may be reoffered, resold or pledged or otherwise transferred only (a)(i) to a person whom the purchaser reasonably believes is a QIB purchasing for its own account or for the account of a QIB as to which the purchaser exercises sole investment discretion in a transaction meeting the requirements of Rule 144A, or (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S and (b) in accordance with all applicable securities laws including the securities laws of any state of the United States. The purchaser understands that the Issuer has not been registered under the Investment Company Act. The purchaser understands that before any interest in a Rule 144A Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Notes, the Registrar is required to receive a written certification from the purchaser (in the form provided in the Trust Deed, or in the case of the Class A-1 VF Notes, in the Class A-1 VF Notes Purchase Agreement) as to compliance with the transfer restrictions described herein. The purchaser understands and agrees that any purported transfer of the Rule 144A Notes to a purchaser that does not comply with the requirements of this paragraph (2) shall be null and void *ab initio*.

(3) The purchaser is not purchasing such Rule 144A Notes with a view toward the resale, distribution or other disposition thereof in violation of the Securities Act. The purchaser understands that an investment in the Rule 144A Notes involves certain risks, including the risk of loss of its entire investment in the Rule 144A Notes under certain circumstances. The purchaser has had access to such financial and other information concerning the Issuer and the Notes as it deemed necessary or appropriate in order to make an informed investment decision with respect to its purchase of the Rule 144A Notes, including an opportunity to ask questions of, receive answers from and request information from and concerning, the Issuer at a reasonable time prior to its purchase of the Rule 144A Notes.

(4) In connection with the purchase of the Rule 144A Notes: (a) none of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator is acting as a fiduciary or financial or Collateral Manager for the purchaser; (b) the purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator other than in this Prospectus for such Notes and any representations expressly set forth in a written agreement with such party; (c) none of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator has given to the purchaser (directly or indirectly through any other person) any assurance, guarantee or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) as to an investment in the Rule 144A Notes; (d) the purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary, and it has made its own investment decisions (including decisions regarding the suitability of any transaction pursuant to the Trust Deed) based upon its own judgement and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator; (e) the purchaser has evaluated the rates, prices or amounts and other terms and conditions of the purchase and sale of the Rule 144A Notes with a full understanding of all of the risks thereof (economic and otherwise), and it is capable of assuming and willing to assume (financially and otherwise) those risks; (f) the purchaser is a sophisticated investor; and (g) if acquiring the Rule 144A Notes for an account, the purchaser has not made any disclosure, assurance, guarantee or representation not consistent with the provisions and requirements contained herein.

(5) The purchaser and each account for which the purchaser is acquiring such Rule 144A Notes is a qualified purchaser ("**QP**") for purposes of Section 3(c)(7) of the Investment Company Act. The purchaser is acquiring the Rule 144A Notes for itself or for an account in a principal amount of not less than €250,000 for the purchaser and for each such account. The purchaser and each such account is acquiring the Rule 144A Notes as principal for its own account for investment and not for sale in connection with any distribution thereof. The purchaser and each such account: (a) was not formed for the specific purpose of investing in the Rule 144A Notes (except when each beneficial owner of the purchaser and each such account is a QP for purposes of Section 3(c)(7) of the Investment Company Act); (b) to the extent the purchaser is a private investment company formed before 30 April 1996, the purchaser has received the necessary consent from its beneficial owners; (c) is not a pension, profit sharing or other retirement trust fund or plan in which the partners, beneficiaries or participants, as applicable, may designate the particular investments to be made; and (d) is not a broker-dealer that owns and invests on a discretionary basis less than US$25,000,000 in securities of unaffiliated issues. Further, the purchaser agrees with respect to itself and each such account: (x) that it shall not hold such Rule 144A Notes for the benefit of any other person and shall be the sole beneficial owner thereof for all purposes; (y) that it shall not sell participation interests in the Rule 144A Notes or enter into any other arrangement pursuant to which any other person shall be entitled to a beneficial interest in the distributions on the Rule 144A Notes; and (z) that the Rule 144A Notes purchased directly or indirectly by it constitute an investment of no more than 40 per cent. of the purchaser's and each such account's assets (except when each beneficial owner of the purchaser and each such account is a QP for purposes of Section 3(c)(7) of the Investment Company Act). The purchaser understands and agrees that any purported transfer of the Rule 144A Notes to a purchaser that does not comply with the requirements of this paragraph (5) will be of no force and effect, will be void *ab initio* and the Issuer will have the right to direct the purchaser to transfer its Rule 144A Notes to a Person who meets the foregoing criteria. Such purchaser understands that the Issuer may receive a list of participants holding positions in the Notes from one or more book-entry depositories.

(6) (a) In the case of each acquirer and/or holder or transferee of Rule 144A Notes representing the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes (or any interest therein), and each fiduciary acting on behalf of the acquirer, holder or transferee (both in its individual and corporate capacity), only (i) either (1) it is not, and is not acting on behalf of (and for so long as it holds any such Note or any interest therein will not be, and will not be acting on behalf of), an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) that is subject to the provisions of part 4 of Subtitle B of Title I of ERISA, a plan to which Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**"), applies or any entity whose underlying assets include "plan assets" by reason of such an employee benefit plan's or plan's investment in the entity (each, a "**Benefit Plan Investor**"), or a governmental, church or non-U.S. plan which is subject to any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code ("**Similar Laws**"), and no part of the assets to be used by it to acquire or hold such Rule 144A Notes or any interest therein constitutes the assets of any such Benefit Plan Investor or such plan or (2)(a) in connection with the acquisition, holding and disposition of such Note, the Benefit Plan Investor's fiduciary has determined that the Benefit Plan Investor is receiving no less, and paying no more, than "adequate consideration" (within the meaning of Section 408(b)(17)(B) of ERISA and Section 4975(f)(10) of the Code) and (b) its acquisition, holding and disposition of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes or interest therein does not and will not constitute or otherwise result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or in the case of a governmental, church or non-U.S. plan, a non-exempt violation under any Similar Laws); and (ii) it agrees not to sell or otherwise transfer any such Notes or interest therein otherwise than to a person that makes or is deemed to make the same representations, warranties and covenants set forth in this paragraph.

(b) In the case of each acquirer and/or holder or transferee of Rule 144A Notes representing the Class F Subordinated Notes, (or any interest therein), and each fiduciary acting on behalf of the acquirer, holder or transferee (both in its individual and corporate capacity), only (i) either (1) it is not, and is not acting on behalf of (and for so long as it holds any such Note or any interest therein will not be, and will not be acting on behalf of), a Benefit Plan Investor or a governmental, church or non-U.S. plan which is subject to any Similar Laws and/or laws or regulations that provide that the assets of the Issuer could be deemed to include "plan assets" of such plan, and no part of the assets used by it to acquire or hold such Note or any interest therein constitutes the assets of such Benefit Plan Investor or such plan, or (2) it is, or is acting on behalf of, a governmental, church or non-U.S. plan, and such acquisition or holding of such Note does not and will not result in a non-exempt violation of any Similar Laws, and will not subject the Issuer or the Collateral Manager to any laws, rules or regulations applicable to such plan solely as a result of the investment in the Issuer by such plan; and (ii) it agrees not to sell or otherwise transfer any such Notes to any person without first obtaining the same representations, warranties and covenants in this paragraph from such person.

(c) The acquirer acknowledges that the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee and their affiliates, will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgements, representations and warranties made or deemed to have been made by it in connection with its purchase of the Notes are no longer accurate, the acquirer will promptly notify the Issuer and the Trustee.

(d) The acquirer and any fiduciary causing it to acquire an interest in any Notes agrees to indemnify and hold harmless the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, and their respective affiliates, from and against any cost, damage or loss incurred by any of them as a result of any of the foregoing representations and agreements being or becoming false.

(e) Any purported acquisition or transfer of any Note or beneficial interest therein to an acquirer or transferee that does not comply with the requirements of this paragraph (6) shall be null and void *ab initio*.

(7) The purchaser understands that pursuant to the terms of the Trust Deed, the Issuer has agreed that the Rule 144A Global Certificates offered in reliance on Rule 144A will bear the legend set forth below, and will be represented by one or more Rule 144A Global Certificates. The Rule 144A Global Certificates may not at any time be held by or on behalf of U.S. Persons that are not both QIBs and QPs. Before any interest in a Rule 144A Global Certificate may be offered, resold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in a Regulation S Global Certificate, the transferor will be required to provide the Trustee with a written certification (in the form provided in the Trust Deed) as to compliance with the transfer restrictions.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND THE ISSUER HAS NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**"). THE HOLDER HEREOF, BY PURCHASING THE NOTES IN RESPECT OF WHICH THIS NOTE HAS BEEN ISSUED, AGREES FOR THE BENEFIT OF THE ISSUER THAT THE NOTES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT AND IN A PRINCIPAL AMOUNT OF NOT LESS THAN €250,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING, OR (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT AND IN A PRINCIPAL AMOUNT OF NOT LESS THAN €250,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING AND, IN THE CASE OF CLAUSE (1), TO A PURCHASER THAT (V) IS A QUALIFIED PURCHASER FOR THE PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT (W) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS A QUALIFIED PURCHASER OR KNOWLEDGEABLE EMPLOYEE), (X) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED BEFORE 30 APRIL 1996, (Y) IS NOT A BROKER-DEALER THAT OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN US$25,000,000 IN SECURITIES OF UNAFFILIATED ISSUERS AND (Z) IS NOT A PENSION, PROFIT SHARING OR OTHER RETIREMENT TRUST FUND OR PLAN IN WHICH THE PARTNERS, BENEFICIARIES OR PARTICIPANTS, AS APPLICABLE, MAY DESIGNATE THE PARTICULAR INVESTMENTS TO BE MADE, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE RESTRICTIONS SET FORTH HEREIN WILL BE OF NO FORCE AND EFFECT, WILL BE VOID AB INITIO AND WILL NOT OPERATE

TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER, THE TRUSTEE OR ANY INTERMEDIARY. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO DIRECT THE RESALE OF ANY NOTES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE TRUST DEED) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE TRUST DEED. EACH TRANSFEROR OF THIS NOTE WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE TRUST DEED TO ITS TRANSFEREE.

ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, THE NOMINEE OF THE DEPOSITORY TRUST COMPANY ("**DTC**"), NEW YORK, NEW YORK, HAS AN INTEREST HEREIN, UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF DTC TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF THE NOMINEE OF DTC OR OF SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO THE NOMINEE OF DTC).

EACH PURCHASER OF THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN UNDERSTANDS THAT THE ISSUER MAY RECEIVE A LIST OF PARTICIPANTS HOLDING POSITIONS IN THE NOTES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES.

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE TRUST DEED REFERRED TO HEREIN.

PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF. ANY PERSON ACQUIRING THIS NOTE MAY ASCERTAIN ITS CURRENT PRINCIPAL AMOUNT BY INQUIRY OF THE TRUSTEE.

BY ITS ACQUISITION OR HOLDING OF THIS CLASS F SUBORDINATED NOTE, OR ANY INTEREST HEREIN, THE ACQUIRER AND/OR HOLDER HEREOF AND EACH TRANSFEREE, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER, HOLDER AND/OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST HEREIN, (I) THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("**ERISA**")) THAT IS SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, A PLAN TO WHICH SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "**CODE**"), APPLIES OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY (EACH, A "**BENEFIT PLAN INVESTOR**") OR A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR

PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE ("**SIMILAR LAWS**") AND/OR LAWS OR REGULATIONS THAT PROVIDE THAT THE ASSETS OF THE ISSUER COULD BE DEEMED TO INCLUDE "PLAN ASSETS" OF SUCH PLAN, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN OR (B) IT IS, OR IS ACTING ON BEHALF OF, A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, AND SUCH ACQUISITION DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS AND WILL NOT SUBJECT THE ISSUER OR THE COLLATERAL MANAGER TO ANY LAWS, RULES OR REGULATIONS APPLICABLE TO SUCH PLAN SOLELY AS A RESULT OF THE INVESTMENT IN THE ISSUER BY SUCH PLAN; AND (II) IT AGREES NOT TO SELL OR OTHERWISE TRANSFER ANY SUCH NOTES TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME REPRESENTATIONS, WARRANTIES AND COVENANTS IN THIS PARAGRAPH FROM SUCH PERSON. NO ACQUISITION BY OR TRANSFER TO A BENEFIT PLAN INVESTOR OF THIS CLASS F SUBORDINATED NOTE, OR ANY INTEREST HEREIN, WILL BE EFFECTIVE, AND NONE OF THE ISSUER, THE REGISTRAR, ANY TRANSFER AGENT OR THE TRUSTEE WILL RECOGNISE ANY SUCH ACQUISITION OR TRANSFER. IN THE EVENT THAT THE ISSUER DETERMINES THAT THIS CLASS F SUBORDINATED NOTE IS HELD BY A BENEFIT PLAN INVESTOR, THE ISSUER MAY CAUSE A SALE OR TRANSFER IN THE MANNER DESCRIBED IN THE PROSPECTUS.

BY ITS ACQUISITION OR HOLDING OF ANY CLASS A NOTE, CLASS B NOTE, CLASS C NOTE, CLASS D NOTE OR CLASS E NOTE OR ANY INTEREST HEREIN, THE ACQUIRER AND/OR HOLDER HEREOF AND EACH TRANSFEREE, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER, HOLDER AND/OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST HEREIN THAT (I) EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A BENEFIT PLAN INVESTOR OR A GOVERNMENTAL, CHURCH OR NON-U.S., PLAN WHICH IS SUBJECT TO ANY SIMILAR LAWS, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD SUCH NOTES OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN OR (B)(1) IN CONNECTION WITH THE ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE, THE BENEFIT PLAN INVESTOR'S FIDUCIARY HAS DETERMINED THAT THE BENEFIT PLAN INVESTOR IS RECEIVING NO LESS, AND PAYING NO MORE, THAN "ADEQUATE CONSIDERATION" (WITHIN THE MEANING OF SECTION 408(b)(17)(B) OF ERISA AND SECTION 4975(f)(10) OF THE CODE) AND (2) ITS ACQUISITION AND/OR HOLDING OF A CLASS A NOTE, CLASS B NOTE, CLASS C NOTE, CLASS D NOTE OR CLASS E NOTE DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION UNDER ANY SIMILAR LAWS) AND (II) IT AGREES NOT TO SELL OR OTHERWISE TRANSFER THIS NOTE OTHERWISE THAN TO A PERSON WHO MAKES OR IS DEEMED TO MAKE THE SAME REPRESENTATIONS, WARRANTIES AND COVENANTS SET FORTH HEREIN.

THE FAILURE TO PROVIDE THE ISSUER AND ANY PAYING AGENT, WHENEVER REQUESTED BY THE ISSUER OR THE COLLATERAL MANAGER ON BEHALF OF THE ISSUER, WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9

(OR SUCCESSOR APPLICABLE FORM) IN CASE OF A PERSON THAT IS A "**UNITED STATES PERSON**" WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THIS SECURITY.

EACH HOLDER AND BENEFICIAL OWNER OF THIS SUBORDINATED NOTE REPRESENTED BY THIS NOTE THAT IS NOT A "UNITED STATES PERSON" (AS DEFINED IN SECTION 7701(a)(30) OF THE CODE) WILL MAKE, OR BY ACQUIRING SUCH SUBORDINATED NOTE OR AN INTEREST THEREIN WILL BE DEEMED TO MAKE, A REPRESENTATION TO THE EFFECT THAT (A) EITHER (I) IT IS NOT A BANK EXTENDING CREDIT PURSUANT TO A LOAN AGREEMENT ENTERED INTO IN THE ORDINARY COURSE OF ITS TRADE OR BUSINESS (WITHIN THE MEANING OF SECTION 881(c)(3)(A) OF THE CODE), OR (II) IT IS A PERSON THAT IS ELIGIBLE FOR BENEFITS UNDER AN INCOME TAX TREATY WITH THE UNITED STATES THAT ELIMINATES U.S. FEDERAL INCOME TAXATION OF U.S. SOURCE INTEREST NOT ATTRIBUTABLE TO A PERMANENT ESTABLISHMENT IN THE UNITED STATES, AND (B) IT IS NOT PURCHASING THE SUBORDINATED NOTE IN ORDER TO REDUCE ITS U.S. FEDERAL INCOME TAX LIABILITY OR PURSUANT TO A TAX AVOIDANCE PLAN.

EACH HOLDER AND EACH BENEFICIAL OWNER OF A CLASS A NOTE, A CLASS B NOTE, A CLASS C NOTE, A CLASS D NOTE OR A CLASS E NOTE, OR ANY INTEREST THEREIN, BY ACCEPTANCE OF SUCH NOTE OR ITS INTEREST IN SUCH NOTE, AS THE CASE MAY BE, SHALL BE DEEMED TO HAVE AGREED TO TREAT, AND SHALL TREAT, SUCH NOTE AS DEBT OF THE ISSUER FOR UNITED STATES FEDERAL INCOME TAX PURPOSES.

EACH HOLDER AND EACH BENEFICIAL OWNER OF A CLASS F NOTE, BY ACCEPTANCE OF SUCH NOTE, OR ITS INTEREST IN SUCH NOTE, AS THE CASE MAY BE, SHALL BE DEEMED TO HAVE AGREED TO TREAT, AND SHALL TREAT, SUCH NOTE AS EQUITY FOR U.S. FEDERAL INCOME TAX PURPOSES.

THE CLASS B NOTES, CLASS C NOTES, CLASS D NOTES AND CLASS E NOTES REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT ("**OID**"), THE ISSUE PRICE, TOTAL AMOUNT OF OID, CLOSING DATE AND YIELD TO MATURITY MAY BE OBTAINED BY CONTACTING THE TRUSTEE AT ONE CANADA SQUARE, LONDON E14 5AL.

(8) The purchaser will not, at any time, offer to buy or offer to sell the Notes by any form of general solicitation or advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio or seminar or meeting whose attendees have been invited by general solicitations or advertising.

(9) Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

(10) Each purchaser or subsequent transferee of a Class E Note or a Class F Subordinated Note that is not a "United States person" (as defined in Section 7701(a)(30) of the Code) will make or by acquiring such Note or an interest therein will be deemed to make, a representation to the effect that either (i) it is not a bank (within the meaning of Section 881(c)(3)(A) of the Code) or an affiliate of a bank or (ii) it is a person (or a wholly owned affiliate of a person) that is eligible for benefits under an income tax treaty with the United States that eliminates U.S. federal income taxation of U.S. source interest not attributable to a permanent

establishment in the United States, and (iii) it is not purchasing the Note in order to reduce its U.S. federal income tax liability or pursuant to a tax avoidance plan with respect to U.S. federal income taxes.

Regulation S Notes

Each purchaser of Regulation S Notes will be deemed to have made the representations set forth as follows:

(1) The Purchaser is located outside the United States and is not a U.S. Person (as defined in Regulation S).

(2) The Purchaser understands that the Notes have not been and will not be registered under the Securities Act and that the Issuer has not registered and will not register under the Investment Company Act. It agrees, for the benefit of the Issuer, the Initial Purchaser, the Placement Agent and any of their Affiliates, that, if it decides to resell, pledge or otherwise transfer such Notes (or any beneficial interest or participation therein) purchased by it, any offer, sale or transfer of such Notes (or any beneficial interest or participation therein) will be made in compliance with the Securities Act and only (i) to a person (A) it reasonably believes is a QIB purchasing for its own account or for the account of a QIB (in a nominal amount of not less than €100,000 for its own account and each such account), in a transaction that meets the requirements of Rule 144A and takes delivery in the form of a Rule 144A Note and (B) that constitutes a "qualified purchaser" for the purposes of Section 3(c)(7) of the Investment Company Act; or (ii) to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 (as applicable) under Regulation S.

(3) The Purchaser understands that unless the Issuer determines otherwise in compliance with applicable law, such Notes will bear a legend set forth below.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND THE ISSUER HAS NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**"). THE HOLDER HEREOF, BY PURCHASING THE NOTES IN RESPECT OF WHICH THIS NOTE HAS BEEN ISSUED, AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS NOTE MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT IN A PRINCIPAL AMOUNT OF NOT LESS THAN €100,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING OR (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT AND IN A PRINCIPAL AMOUNT OF NOT LESS THAN €100,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING AND, IN THE CASE OF CLAUSE (1), TO A PURCHASER THAT (V) IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT, (W) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS A QUALIFIED PURCHASER), (X) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED BEFORE 30 APRIL 1996, (Y) IS NOT A BROKER-DEALER THAT OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN US$25,000,000 IN SECURITIES OF UNAFFILIATED ISSUERS AND (Z) IS NOT A PENSION, PROFIT SHARING OR

OTHER RETIREMENT TRUST FUND OR PLAN IN WHICH THE PARTNERS, BENEFICIARIES OR PARTICIPANTS, AS APPLICABLE, MAY DESIGNATE THE PARTICULAR INVESTMENTS TO BE MADE, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE RESTRICTIONS SET FORTH HEREIN WILL BE OF NO FORCE AND EFFECT, WILL BE VOID AB INITIO AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER, THE TRUSTEE OR ANY INTERMEDIARY. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO DIRECT THE RESALE OF ANY NOTES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE TRUST DEED) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE TRUST DEED. EACH TRANSFEROR OF THIS NOTE WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE TRUST DEED TO ITS TRANSFEREE.

EACH PURCHASER OF THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN UNDERSTANDS THAT THE ISSUER MAY RECEIVE A LIST OF PARTICIPANTS HOLDING POSITIONS IN THE NOTES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES.

TRANSFERS OF THIS NOTE OR OF PORTIONS OF THIS NOTE SHOULD BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE TRUST DEED REFERRED TO HEREIN.

PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF. ANY PERSON ACQUIRING THIS NOTE MAY ASCERTAIN ITS CURRENT PRINCIPAL AMOUNT BY INQUIRY OF THE TRUSTEE.

BY ITS ACQUISITION OR HOLDING OF THIS CLASS F SUBORDINATED NOTE, OR ANY INTEREST HEREIN, THE ACQUIRER AND/OR HOLDER HEREOF AND EACH TRANSFEREE, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER, HOLDER AND/OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST HEREIN, (I) THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("**ERISA**")) THAT IS SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, A PLAN TO WHICH SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "**CODE**"), APPLIES OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY (EACH, A "**BENEFIT PLAN INVESTOR**") OR A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE ("**SIMILAR LAWS**") AND/OR LAWS OR REGULATIONS THAT PROVIDE THAT THE ASSETS OF THE ISSUER COULD BE DEEMED TO INCLUDE "PLAN ASSETS" OF SUCH PLAN, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE

ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN OR (B) IT IS, OR IS ACTING ON BEHALF OF, A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, AND SUCH ACQUISITION DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS AND WILL NOT SUBJECT THE ISSUER OR THE COLLATERAL MANAGER TO ANY LAWS, RULES OR REGULATIONS APPLICABLE TO SUCH PLAN SOLELY AS A RESULT OF THE INVESTMENT IN THE ISSUER BY SUCH PLAN; AND (II) IT AGREES NOT TO SELL OR OTHERWISE TRANSFER ANY SUCH NOTES TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME REPRESENTATIONS, WARRANTIES AND COVENANTS IN THIS PARAGRAPH FROM SUCH PERSON. NO ACQUISITION BY OR TRANSFER TO A BENEFIT PLAN INVESTOR OF THIS CLASS F SUBORDINATED NOTE, OR ANY INTEREST HEREIN, WILL BE EFFECTIVE, AND NONE OF THE ISSUER, THE REGISTRAR, ANY TRANSFER AGENT OR THE TRUSTEE WILL RECOGNISE ANY SUCH ACQUISITION OR TRANSFER. IN THE EVENT THAT THE ISSUER DETERMINES THAT THIS CLASS F SUBORDINATED NOTE IS HELD BY A BENEFIT PLAN INVESTOR, THE ISSUER MAY CAUSE A SALE OR TRANSFER IN THE MANNER DESCRIBED IN THE PROSPECTUS.

BY ITS ACQUISITION OR HOLDING OF ANY CLASS A NOTE, CLASS B NOTE, CLASS C NOTE, CLASS D NOTE OR CLASS E NOTE OR ANY INTEREST HEREIN, THE ACQUIRER AND/OR HOLDER HEREOF AND EACH TRANSFEREE, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER, HOLDER AND/OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST HEREIN THAT (I) EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A BENEFIT PLAN INVESTOR OR A GOVERNMENTAL, CHURCH OR NON-U.S., PLAN WHICH IS SUBJECT TO ANY SIMILAR LAWS, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD SUCH NOTES OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN OR (B)(1) IN CONNECTION WITH THE ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE, THE BENEFIT PLAN INVESTOR'S FIDUCIARY HAS DETERMINED THAT THE BENEFIT PLAN INVESTOR IS RECEIVING NO LESS, AND PAYING NO MORE, THAN "ADEQUATE CONSIDERATION" (WITHIN THE MEANING OF SECTION 408(b)(17)(B) OF ERISA AND SECTION 4975(f)(10) OF THE CODE) AND (2) ITS ACQUISITION AND/OR HOLDING OF A CLASS A NOTE, CLASS B NOTE, CLASS C NOTE, CLASS D NOTE OR CLASS E NOTE DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION UNDER ANY SIMILAR LAWS) AND (II) IT AGREES NOT TO SELL OR OTHERWISE TRANSFER THIS NOTE OTHERWISE THAN TO A PERSON WHO MAKES OR IS DEEMED TO MAKE THE SAME REPRESENTATIONS, WARRANTIES AND COVENANTS SET FORTH HEREIN.

THE FAILURE TO PROVIDE THE ISSUER AND ANY PAYING AGENT, WHENEVER REQUESTED BY THE ISSUER OR THE COLLATERAL MANAGER ON BEHALF OF THE ISSUER, WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(a)(30) OF

THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THIS SECURITY.

EACH HOLDER AND BENEFICIAL OWNER OF THIS SUBORDINATED NOTE REPRESENTED BY THIS NOTE THAT IS NOT A "UNITED STATES PERSON" (AS DEFINED IN SECTION 7701(a)(30) OF THE CODE) WILL MAKE, OR BY ACQUIRING SUCH SUBORDINATED NOTE OR AN INTEREST THEREIN WILL BE DEEMED TO MAKE, A REPRESENTATION TO THE EFFECT THAT (A) EITHER (I) IT IS NOT A BANK EXTENDING CREDIT PURSUANT TO A LOAN AGREEMENT ENTERED INTO IN THE ORDINARY COURSE OF ITS TRADE OR BUSINESS (WITHIN THE MEANING OF SECTION 881(c)(3)(A) OF THE CODE), OR (II) IT IS A PERSON THAT IS ELIGIBLE FOR BENEFITS UNDER AN INCOME TAX TREATY WITH THE UNITED STATES THAT ELIMINATES U.S. FEDERAL INCOME TAXATION OF U.S. SOURCE INTEREST NOT ATTRIBUTABLE TO A PERMANENT ESTABLISHMENT IN THE UNITED STATES, AND (B) IT IS NOT PURCHASING THE SUBORDINATED NOTE IN ORDER TO REDUCE ITS U.S. FEDERAL INCOME TAX LIABILITY OR PURSUANT TO A TAX AVOIDANCE PLAN.

EACH HOLDER AND EACH BENEFICIAL OWNER OF A CLASS A NOTE, A CLASS B NOTE, A CLASS C NOTE, A CLASS D NOTE OR A CLASS E NOTE, OR ANY INTEREST THEREIN, BY ACCEPTANCE OF SUCH NOTE OR ITS INTEREST IN SUCH NOTE, AS THE CASE MAY BE, SHALL BE DEEMED TO HAVE AGREED TO TREAT, AND SHALL TREAT, SUCH NOTE AS DEBT OF THE ISSUER FOR UNITED STATES FEDERAL INCOME TAX PURPOSES.

EACH HOLDER AND EACH BENEFICIAL OWNER OF A CLASS F NOTE, BY ACCEPTANCE OF SUCH NOTE, OR ITS INTEREST IN SUCH NOTE, AS THE CASE MAY BE, SHALL BE DEEMED TO HAVE AGREED TO TREAT, AND SHALL TREAT, SUCH NOTE AS EQUITY FOR U.S. FEDERAL INCOME TAX PURPOSES.

THE CLASS B NOTES, CLASS C NOTES, CLASS D NOTES AND CLASS E NOTES REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT ("**OID**"), THE ISSUE PRICE, TOTAL AMOUNT OF OID, CLOSING DATE AND YIELD TO MATURITY MAY BE OBTAINED BY CONTACTING THE TRUSTEE AT ONE CANADA SQUARE, LONDON E14 5AL.

(4) The Purchaser understands that the Regulation S Notes may not, at any time, be held by, or on behalf of, U.S. Persons.

(5) Each purchaser or subsequent transferee of a Class E Note or a Class F Subordinated Note that is not a "United States person" (as defined in Section 7701(a)(30) of the Code) will make or by acquiring such Note or an interest therein will be deemed to make, a representation to the effect that either (i) it is not a bank (within the meaning of Section 881(c)(3)(A) of the Code) or an affiliate of a bank or (ii) it is a person (or a wholly owned affiliate of a person) that is eligible for benefits under an income tax treaty with the United States that eliminates U.S. federal income taxation of U.S. source interest not attributable to a permanent establishment in the United States, and (iii) it is not purchasing the Note in order to reduce its U.S. federal income tax liability or pursuant to a tax avoidance plan with respect to U.S. federal income taxes.

(6) (a) In the case each acquirer and/or holder or transferee of Regulation S Notes representing the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes (or any interest therein), and each fiduciary acting on behalf of the acquirer, holder or transferee (both in its individual and corporate capacity), only (i) either (1) it is not, and is not acting on behalf of (and for so long as it holds any such Note or any interest therein will not be, and will not be acting on behalf of), an employee benefit plan (as defined in Section 3(3) of the Employee Retirement

Income Security Act of 1974, as amended ("**ERISA**")) that is subject to the provisions of part 4 of Subtitle B of Title I of ERISA, a plan to which Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**"), applies or any entity whose underlying assets include "plan assets" by reason of such an employee benefit plan's or plan's investment in the entity (each, a "**Benefit Plan Investor**"), or a governmental, church or non-U.S. plan which is subject to any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code ("**Similar Laws**"), and no part of the assets to be used by it to acquire or hold such Regulation S Notes or any interest therein constitutes the assets of any such Benefit Plan Investor or such plan or (2) (a) in connection with the acquisition, holding and disposition of such Note, the Benefit Plan Investor's fiduciary has determined that the Benefit Plan Investor is receiving no less, and paying no more, than "adequate consideration" (within the meaning of Section 408(b)(17)(B) of ERISA and Section 4975(f)(10) of the Code) and (b) its acquisition, holding and disposition of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes or interest therein does not and will not constitute or otherwise result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or in the case of a governmental, church or non-U.S. plan, a non-exempt violation under any Similar Laws); and (ii) it agrees not to sell or otherwise transfer any such Notes or interest therein to any person without first obtaining the same representations, warranties and covenants in this paragraph from such person.

(b) In the case of each acquirer and/or holder or transferee of Regulation S Notes representing the Class F Subordinated Notes (or any interest therein) and each fiduciary acting on behalf of the acquirer, holder or transferee (both in its individual and corporate capacity), only (i) either (1) it is not, and is not acting on behalf of, a Benefit Plan Investor or a governmental, church or non-U.S. plan which is subject to any Similar Laws and/or laws or regulations that provide that the assets of the Issuer could be deemed to include "plan assets" of such plan, and no part of the assets used by it to acquire or hold such Note or any interest therein constitutes the assets of such Benefit Plan Investor or such plan, or (2) it is, or is acting on behalf of, a governmental, church or non-U.S. plan, and such acquisition or holding of such Note does not and will not result in a non-exempt violation of any Similar Laws, and will not subject the Issuer or the Collateral Manager to any laws, rules or regulations applicable to such plan solely as a result of the investment in the Issuer by such plan; and (ii) it agrees not to sell or otherwise transfer any such Notes to any person without first obtaining the same representations, warranties and covenants in this paragraph from such person.

(c) The acquirer acknowledges that the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee and their affiliates, will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgements, representations and warranties made or deemed to have been made by it in connection with its purchase of the Notes are no longer accurate, the acquirer will promptly notify the Issuer and the Trustee.

(d) The acquirer and any fiduciary causing it to acquire an interest in any Notes agrees to indemnify and hold harmless the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, and their respective affiliates, from and against any cost, damage or loss incurred by any of them as a result of any of the foregoing representations and agreements being or becoming false.

(e) Any purported acquisition or transfer of any Note or beneficial interest therein to an acquirer or transferee that does not comply with the requirements of this paragraph (7) shall be null and void *ab initio*.

A transferor who transfers an interest in a Regulation S Global Certificate to a transferee who will hold the interest in the same form is not required to make any additional representation or certification, other than the deemed representations contained in paragraph (7) above.

Restricted Class F-2 Subordinated Notes

Each prospective purchaser of Restricted Class F-2 Subordinated Notes, by accepting delivery of this Prospectus, will have represented and agreed that such person acknowledges that this Prospectus is personal to it and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Notes other than pursuant to Regulation D or Regulation S. Distribution of this Prospectus, or disclosure of any of its contents to any person other than such offeree and those persons, if any, retained to advise it with respect thereto is unauthorised and any disclosure of any of its contents, without the prior written consent of the Issuer, is prohibited.

Each purchaser of a Restricted Class F-2 Subordinated Note will represent and agree as follows:

(1) The purchaser is (a) either (i) a "qualified institutional buyer" as defined in Rule 144A ("**QIB**") or (ii) an accredited investor ("**Accredited Investor**") as defined in Regulation D or (iii) a non-U.S. Person acquiring the Restricted Class F-2 Subordinated Note in an offshore transaction in accordance with Rule 903 or Rule 904 (as applicable) under Regulation S, (b) is aware that the sale of such Restricted Class F-2 Subordinated Notes to it is being made in reliance on Section 4(2) of the Securities Act or another exemption from registration under the Securities Act, (c) is acquiring such Notes for its own account and in a principal amount of not less than €50,000, (d) will provide notice of the transfer restrictions described herein to any subsequent transferees in a transaction meeting the requirements of Rule 144A or another exemption from registration under the Securities Act and (e) understands that before any interest in a Restricted Class F-2 Subordinated Note may be offered, sold, pledged or otherwise transferred to a person, the Registrar is required to receive a written certification from the transferee (in the form provided in the Trust Deed) as to compliance with the transfer restrictions described herein.

(2) The purchaser understands that such Restricted Class F-2 Subordinated Notes have not been and will not be registered under the Securities Act, and may be reoffered, resold or pledged or otherwise transferred only to (a)(i) a person the transferor reasonably believes is a QIB, in a transaction meeting the requirements of Rule 144A, (ii) Accredited Investors in a transaction exempt from registration under the Securities Act or (iii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S and (b) in accordance with all applicable securities laws including the securities laws of any state of the United States. The purchaser understands that the Issuer has not been registered under the Investment Company Act. The purchaser understands and agrees that any purported transfer of the Restricted Class F-2 Subordinated Notes to a purchaser that does not comply with the requirements of this paragraph (2) shall be null and void *ab initio*.

(3) The purchaser is not purchasing such Restricted Class F-2 Subordinated Notes with a view toward the resale, distribution or other disposition thereof in violation of the Securities Act. The purchaser understands that an investment in the Restricted Class F-2 Subordinated Notes involves certain risks, including the risk of loss of its entire investment in the Restricted Class F-2 Subordinated Notes under certain circumstances. The purchaser has had access to such financial and other information concerning the Issuer and the Notes as it deemed necessary or appropriate in order to make an informed investment decision with respect to its purchase of the Restricted Class F-2 Subordinated Notes, including an opportunity to ask questions of, and request information from, the Issuer.

(4) In connection with the purchase of the Restricted Class F-2 Subordinated Notes: (a) none of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator is acting as a fiduciary or financial or collateral manager for the purchaser; (b) the purchaser is not relying (for purposes of making any investment decision or

otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator other than in this Prospectus for such Notes and any representations expressly set forth in a written agreement with such party; (c) none of the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator has given to the purchaser (directly or indirectly through any other person) any assurance, guarantee or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) as to an investment in the Restricted Class F-2 Subordinated Notes; (d) the purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary, and it has made its own investment decisions (including decisions regarding the suitability of any transaction pursuant to the Trust Deed) based upon its own judgement and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Initial Purchaser, the Placement Agent, the Trustee, the Collateral Manager or the Collateral Administrator; (e) the purchaser has evaluated the rates, prices or amounts and other terms and conditions of the purchase and sale of the Restricted Class F-2 Subordinated Notes with a full understanding of all of the risks thereof (economic and otherwise), and it is capable of assuming and willing to assume (financially and otherwise) those risks; and (f) the purchaser is a sophisticated investor.

(5) The purchaser is either (x) a non-U.S. Person acquiring the Restricted Class F-2 Subordinated Notes in an offshore transaction in accordance with Rule 903 or Rule 904 (as applicable) under Regulation S or (y) either (i) a qualified purchaser ("**QP**") for purposes of Section 3(c)(7) of the Investment Company Act or (ii) a knowledgeable employee ("**Knowledgeable Employee**") for purposes of Rule 3c-5 of the Investment Company Act. The purchaser is acquiring the Restricted Class F-2 Subordinated Notes in a principal amount of not less than €50,000. The purchaser is acquiring the Restricted Class F-2 Subordinated Notes as principal for its own account for investment and not for sale in connection with any distribution thereof. Except in the case of non-U.S. Persons described in (x) above, the purchaser: (a) was not formed for the specific purpose of investing in the Restricted Class F-2 Subordinated Notes (except when each beneficial owner of the purchaser is either (i) a QP for purposes of Section 3(c)(7) of the Investment Company Act or (ii) a Knowledgeable Employee for purposes of Rule 3c-5 of the Investment Company Act); (b) to the extent the purchaser is a private investment company formed before 30 April 1996, the purchaser has received the necessary consent from its beneficial owners; (c) is not a pension, profit sharing or other retirement trust fund or plan in which the partners, beneficiaries or participants, as applicable, may designate the particular investments to be made; and (d) is not a broker-dealer that owns and invests on a discretionary basis less than US$25,000,000 in securities of unaffiliated issues. Further, the purchaser agrees: (x) that it shall not hold such Restricted Class F-2 Subordinated Notes for the benefit of any other person and shall be the sole beneficial owner thereof for all purposes; (y) that it shall not sell participation interests in the Restricted Class F-2 Subordinated Notes or enter into any other arrangement pursuant to which any other person shall be entitled to a beneficial interest in the distributions on the Restricted Class F-2 Subordinated Notes; and (z) that the Restricted Class F-2 Subordinated Notes purchased directly or indirectly by it constitute an investment of no more than 40 per cent. of the purchaser's assets (except when each beneficial owner of the purchaser is either (i) a QP for purposes of Section 3(c)(7) of the Investment Company Act or (ii) a Knowledgeable Employee for purposes of Rule 3c-5 of the Investment Company Act). The purchaser understands and agrees that any purported transfer of the Restricted Class F-2 Subordinated Notes to a purchaser that does not comply with the requirements of this paragraph (5) will be of no force and effect, will be void *ab initio* and the Issuer will have the right to direct the purchaser to transfer its Restricted Class F-2 Subordinated Notes to a Person who meets the foregoing criteria. Such purchaser understands that the Issuer may

receive a list of participants holding positions in the Notes from one or more book-entry depositories.

(6) (a) The acquirer and/or holder or transferee, and each fiduciary acting on behalf of the acquirer, holder or transferee (both in its individual and corporate capacity), (i) either (1) is not, and is not acting on behalf of (and for so long as it holds any such Note or any interest therein will not be, and will not be acting on behalf of), an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) that is subject to the provisions of part 4 of Subtitle B of Title I of ERISA, a plan to which Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**"), applies or any entity whose underlying assets include "plan assets" by reason of such an employee benefit plan's or plan's investment in the entity (each, a "**Benefit Plan Investor**"), or a governmental, church or non-U.S. plan which is subject to any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code ("**Similar Laws**") and/or laws or regulations that provide that the assets of the Issuer could be deemed to include "plan assets" of such plan, and no part of the assets used by it to acquire or hold such Note or any interest therein constitutes the assets of such Benefit Plan Investor or such plan, or (2) it is, or is acting on behalf of, a governmental, church or non-U.S. plan, and such acquisition or holding of such Note does not and will not result in a non-exempt violation of any Similar Laws, and will not subject the Issuer or the Collateral Manager to any laws, rules or regulations applicable to such plan solely as a result of the investment in the Issuer by such plan; and (ii) it agrees not to sell or otherwise transfer any such Notes to any person without first obtaining the same representations, warranties and covenants in this paragraph from such person.

(b) The acquirer acknowledges that the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee and their affiliates, will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements.

(c) The acquirer and any fiduciary causing it to acquire an interest in any Notes agrees to indemnify and hold harmless the Issuer, the Initial Purchaser, the Placement Agent, the Collateral Manager, the Trustee, and their respective affiliates, from and against any cost, damage or loss incurred by any of them as a result of any of the foregoing representations and agreements being or becoming false.

(d) Any purported acquisition or transfer of any Note or beneficial interest therein to an acquirer or transferee that does not comply with the requirements of this paragraph (6) shall be null and void *ab initio*.

(7) The purchaser understands that pursuant to the terms of the Trust Deed, the Issuer has agreed that the Restricted Class F-2 Subordinated Notes will bear the legend set forth below. The Restricted Class F-2 Subordinated Notes may not at any time be held by or on behalf of U.S. Persons that are not (a) either (i) a QIB or (ii) an Accredited Investor and (b) who is also either (i) a QP or (ii) a Knowledgeable Employee. Before any interest in a "**Restricted Class F-2 Subordinated Note**" may be offered, resold, pledged or otherwise transferred, the transferor will be required to provide the Trustee with a written certification (in the form provided in the Trust Deed) as to compliance with the transfer restrictions.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND THE ISSUER HAS NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**"). THE HOLDER HEREOF, BY PURCHASING THE

NOTES IN RESPECT OF WHICH THIS NOTE HAS BEEN ISSUED, AGREES FOR THE BENEFIT OF THE ISSUER THAT THE NOTES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY TO (1) EITHER (A) A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (B) AN ACCREDITED INVESTOR IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IN EACH CASE IN A PRINCIPAL AMOUNT OF NOT LESS THAN €50,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING, OR (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT IN A PRINCIPAL AMOUNT OF NOT LESS THAN €50,000 IN THE CASE OF CLAUSE 1 TO A PURCHASER THAT IS (V) EITHER (1) A QUALIFIED PURCHASER FOR THE PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OR (2) A KNOWLEDGEABLE EMPLOYEE FOR PURPOSES OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT, (W) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS EITHER (1) A QUALIFIED PURCHASER OR (2)(a) KNOWLEDGEABLE EMPLOYEE), (X) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED BEFORE 30 APRIL 1996, (Y) IS NOT A BROKER-DEALER THAT OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN US$25,000,000 IN SECURITIES OF UNAFFILIATED ISSUERS AND (Z) IS NOT A PENSION, PROFIT SHARING OR OTHER RETIREMENT TRUST FUND OR PLAN IN WHICH THE PARTNERS, BENEFICIARIES OR PARTICIPANTS, AS APPLICABLE, MAY DESIGNATE THE PARTICULAR INVESTMENTS TO BE MADE, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE RESTRICTIONS SET FORTH HEREIN WILL BE OF NO FORCE AND EFFECT, WILL BE VOID AB INITIO AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER, THE TRUSTEE OR ANY INTERMEDIARY. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO DIRECT THE RESALE OF ANY NOTES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE TRUST DEED) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE TRUST DEED. EACH TRANSFEROR OF THIS NOTE WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE TRUST DEED TO ITS TRANSFEREE.

PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF. ANY PERSON ACQUIRING THIS NOTE MAY ASCERTAIN ITS CURRENT PRINCIPAL AMOUNT BY INQUIRY OF THE TRUSTEE.

BY ITS ACQUISITION OR HOLDING OF THIS NOTE OR ANY INTEREST HEREIN, THE ACQUIRER AND/OR HOLDER HEREOF AND EACH TRANSFEREE, AND EACH FIDUCIARY ACTING ON BEHALF OF THE ACQUIRER, HOLDER AND/OR TRANSFEREE (BOTH IN ITS INDIVIDUAL AND CORPORATE CAPACITY), WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR INTEREST HEREIN, (I) THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED

("**ERISA**")) THAT IS SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, A PLAN TO WHICH SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "**CODE**"), APPLIES OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY (EACH A "**BENEFIT PLAN INVESTOR**") OR A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE ("**SIMILAR LAWS**") AND/OR LAWS OR REGULATIONS THAT PROVIDE THAT THE ASSETS OF THE ISSUER COULD BE DEEMED TO INCLUDE "PLAN ASSETS" OF SUCH PLAN, AND NO PART OF THE ASSETS TO BE USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR SUCH A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN OR (B) IT IS, OR IS ACTING ON BEHALF OF, A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, AND SUCH ACQUISITION DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS AND WILL NOT SUBJECT THE ISSUER OR THE COLLATERAL MANAGER TO ANY LAWS, RULES OR REGULATIONS APPLICABLE TO SUCH PLAN SOLELY AS A RESULT OF THE INVESTMENT IN THE ISSUER BY SUCH PLAN; AND (II) IT AGREES NOT TO SELL OR OTHERWISE TRANSFER THIS NOTE TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME REPRESENTATIONS, WARRANTIES AND COVENANTS IN THIS PARAGRAPH FROM SUCH PERSON. NO ACQUISITION BY OR TRANSFER TO A BENEFIT PLAN INVESTOR OF THIS CLASS F SUBORDINATED NOTE, OR ANY INTEREST HEREIN, WILL BE EFFECTIVE, AND NONE OF THE ISSUER, THE REGISTRAR, ANY TRANSFER AGENT OR THE TRUSTEE WILL RECOGNISE ANY SUCH ACQUISITION OR TRANSFER. IN THE EVENT THAT THE ISSUER DETERMINES THAT THIS CLASS F SUBORDINATED NOTE IS HELD BY A BENEFIT PLAN INVESTOR, THE ISSUER MAY CAUSE A SALE OR TRANSFER IN THE MANNER DESCRIBED IN THE PROSPECTUS.

THE FAILURE TO PROVIDE THE ISSUER AND ANY PAYING AGENT, WHENEVER REQUESTED BY THE ISSUER OR THE COLLATERAL MANAGER ON BEHALF OF THE ISSUER, WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9 (OR SUCCESSOR APPLICABLE FORM) IN CASE OF A PERSON THAT IS A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THIS SECURITY.

(7) The purchaser will not, at any time, offer to buy or offer to sell the Notes by any form of general solicitation or advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio or seminar or meeting whose attendees have been invited by general solicitations or advertising.

(8) Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

(9) Each purchaser or subsequent transferee of a Restricted Class F-2 Subordinated Note that is not a "United States person" (as defined in Section 7701(a)(30) of the Code) will make or by acquiring such Note or an interest therein will be deemed to make, a representation to the

effect that either (i) it is not a bank (within the meaning of Section 881(c)(3)(A) of the Code) or an affiliate of a bank or (ii) it is a person (or a wholly owned affiliate of a person) that is eligible for benefits under an income tax treaty with the United States that eliminates U.S. federal income taxation of U.S. source interest not attributable to a permanent establishment in the United States, and (iii) it is not purchasing the Note in order to reduce its U.S. federal income tax liability or pursuant to a tax avoidance plan with respect to U.S. federal income taxes.

GENERAL INFORMATION

1. **Clearing Systems**

The Regulations S Notes (other than the Restricted Class F-2 Subordinated Notes and the Class A-1 VF Notes) and the Rule 144A Notes (other than the Class A-1 VF Notes, the Class F-1 Subordinated Notes, the Class A-2a Notes and the Class A-2b Notes) have been accepted for clearance through Euroclear and Clearstream, Luxembourg with the following Common Codes and International Securities Identification Numbers. The Rule 144A Class F-1 Subordinated Notes, Class A-2a Notes and the Class A-2b Notes have been accepted for clearance through DTC with the following CUSIPs, International Securities Identification Numbers and Common Codes:

	Regulation S Global Certificates		Rule 144A Global Certificates		
	ISIN	Common Code	ISIN	CUSIP Number	Common Code Rule 144A
Class A-2a Notes...........	XS0294239974	29423997	US15102YAA82	15102Y AA8	29531382
Class A-2b Notes	XS0294240477	29424047	US15102YAB65	15102Y AB6	29531951
Class B Notes................	XS0294240717	29424071	US15102YAC49	15102Y AC4	29532010
Class C Notes................	XS0294241103	29424110	US15102YAD22	15102Y AD2	29532028
Class D Notes................	XS0294241368	29424136	US15102YAE05	15102Y AE0	29532044
Class E Notes	XS0294241442	2942144	US15102YAF79	15102Y AF7	29532079
Class F-1 Subordinated Notes.......	XS0294242846	29424284	US15102YAG52	15102Y AG5	29532125

2. **Listing**

The admission to trading of the Notes on the regulated market of the Irish Stock Exchange and the listing of the offered Notes on the Official List of the Irish Stock Exchange is expected to be on or about 3 May 2007.

3. **Consents and Authorisations**

The Issuer has obtained all necessary consents, approvals and authorisations in Ireland (if any) in connection with the issue and performance of the Notes. The issue of the Notes was authorised by resolution of the board of directors of the Issuer passed on or before the date of this Prospectus.

4. **No Significant or Material Change**

There has been no material adverse change in the prospects of the Issuer since its incorporation on 22 September 2006, nor has there been any significant change in the financial or trading position of the Issuer, which has occurred since its incorporation on 22 September 2006.

5. **No Litigation**

The Issuer neither is nor has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the 12 months before the date of this Prospectus which may have, or have had in the recent past, significant effects on the Issuer's financial position or profitability.

6. **Accounts**

Since the date of its incorporation the Issuer has not commenced operations other than in respect of entering into the Warehouse Agreements in respect of the acquisition of certain assets to be comprised in the Portfolio on or prior to the Closing Date and has not produced Accounts.

Each year, a copy of the audited profit and loss account and balance sheet of the Issuer together with the report of the directors and the auditors thereon is required to be filed in the Irish Companies Registration Office within 28 days of the annual return date of the Issuer and is available for inspection. The first financial statements of the Issuer will be in respect of the period from incorporation to 31 December 2007. The annual accounts of the Issuer will be audited. The Issuer will not prepare interim financial statements.

The Trust Deed requires the Issuer to provide written confirmation to the Trustee on an annual basis and otherwise promptly on request that no Event of Default or Potential Event of Default (as defined in the Trust Deed) or other matter which is required to be brought to the Trustee's attention has occurred.

7. **Documents Available**

Copies, in electronic form, of the following documents may be inspected at the offices of the Issuer in Ireland and may be inspected and collected (and, in the case of each of (i) to (l) below, will be available for collection free of charge) at the registered offices of Issuer during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the term of the Notes.

(a) the Memorandum and Articles of Association of the Issuer;

(b) the Subscription and Placement Agreement;

(c) the Trust Deed (which includes the form of each Note of each Class (with the exception of the Class A-1 VF Notes));

(d) the Agency Agreement;

(e) the Collateral Management Agreement;

(f) each Asset Swap Agreement;

(g) each Interest Rate Hedge Agreement;

(h) each Offsetting Credit Default Swap;

(i) each Credit Short Obligation;

(j) each FX Derivative Agreement;

(k) the Liquidity Facility Agreement;

(l) each Rated Notes Monthly Report;

(m) each Class F Monthly Report;

(n) each Payment Date Report;

(o) each Class F Subordinated Noteholder Report;

(p) the Euroclear Pledge Agreement;

(q) the Class A-1 VF Note Purchase Agreement;

(r) the Bank Accounts Pledge Agreement; and

(s) this Prospectus.

8. **Enforceability of Judgments**

The Issuer is a company organised under the laws of Ireland. None of the directors and executive officers of the Issuer are residents of the United States, and all or a substantial portion of the assets of the Issuer and such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Issuer or such persons or to enforce against any of them in the United States courts judgments obtained in United States courts, including judgments predicated upon civil liability provisions of the securities laws of the United States or any State or territory within the United States.

9. **Expenses**

The total expenses related to the admission to trading on the Irish Stock Exchange will be approximately €6,532.40.

10. **Irish Paying Agent**

BNY Fund Services (Ireland) Limited has been appointed as Irish Paying Agent for the Issuer and in such capacity will perform transfer and paying agency services in relation to the Notes as set out in the Agency Agreement provided however that, such paying agency duties and responsibilities shall be performed:

(a) only with respect to Notes held by residents of Ireland; and

(b) only in the event that no entity is performing the duties of principal paying agent in relation to the Notes.

INDEX OF DEFINED TERMS

REGISTERED OFFICE OF THE ISSUER
CELF Loan Partners IV plc
85 Merrion Square
Dublin 2, Ireland

COLLATERAL MANAGER
CELF Investment Advisors Limited
Lansdowne House
57 Berkeley Square
London W1J 6ER

COLLATERAL ADMINISTRATOR, CALCULATION AGENT, PRINCIPAL PAYING AGENT, EXCHANGE AGENT, VFN AGENT, ACCOUNT BANK AND CUSTODIAN
The Bank of New York
One Canada Square
London E14 5AL

TRUSTEE
BNY Corporate Trustee Services Limited
One Canada Square
London E14 5AL

REGISTRAR
The Bank of New York (Luxembourg) S.A.
Aerogolf Center, 1A
Hoehenhof
L-1736 Senningerberg
Luxembourg

PRINCIPAL PAYING AGENT
The Bank of New York
One Canada Square
London E14 5AL

LIQUIDITY FACILITY PROVIDER
Lloyds TSB Bank plc
10 Gresham Street
London EC2V 7AE

IRISH PAYING AGENT
BNY Fund Services (Ireland) Limited
Guild House, Guild Street, IFSC
Dublin 1, Ireland

LEGAL ADVISERS

To the Initial Purchaser as to English Law
White & Case LLP
5 Old Broad Street
London EC2N 1DW

To the Issuer and Initial Purchaser as to Irish Law
A&L Goodbody Solicitors
International Financial Services Centre
North Wall Quay
Dublin 1
Ireland

To the Initial Purchaser as to U.S. Securities Law
White & Case LLP
1155 Avenue of Americas
New York,
NY 11036

To the Collateral Manager as to English Law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Trustee as to English Law
White & Case LLP
5 Old Broad Street
London EC2N 1DW

IRISH LISTING AGENT
The Bank of New York
One Canada Square
London E14 5AL

AUDITORS TO THE ISSUER
PricewaterhouseCoopers
Chartered Accountants
George's Quay
Dublin 2
Ireland